Form 40-F
period 2002-12-31
NEXFOR INC
filed 2003-04-01
CIK 877365

QuickLinks -- Click here to rapidly navigate through this document

U.S. Securities and Exchange Commission
Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2002

Commission file number 33-52214

Nexfor Inc.
(Exact name of Registrant as specified in its charter)

N/A (Translation of Registrant's name into English (if applicable))
Canada (Province or other jurisdiction of incorporation or organization)
267 (Primary Standard Industrial Classification Code Number (if applicable))
N/A (I.R.S. Employer Identification Number (if applicable))
Suite 500, 1 Toronto Street, Toronto, Ontario M5C 2W4 Tel: (416) 643-8820 (Address and telephone number of Registrant's principal executive offices)
CT Corporation System, 1633 Broadway, New York, NY 10019
Telephone: (212) 664-1666
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States

        Securities Registered or to be registered pursuant to Section 12(b) of the Act.

N/A Title of each class	N/A Name of each exchange on which registered

        Securities Registered or to be registered pursuant to Section 12(g) of the Act

N/A (Title of Class)

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

7 1/2 Debentures Due 2003 6 7/8% Debentures Due 2005 8 1/8% Debentures Due 2008 7 1/4% Debentures Due 2012 (Title of Class)

        For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information form	☒ Audited financial statements

        Indicate the number of outstanding shares of each of the issuer's classes of capital/or common stock as of the close of the period covered by the annual report.

Common Shares — 144,449,875

        Indicate by check mark whether the Registrant by filling the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☒ 82-3173	No ☐

        Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Material included in this Form 40-F:

1.
The Audited Financial Statements of Nexfor Inc. for the Twelve Months ended December 31, 2002;

2.
The Management's Discussion and Analysis of Nexfor Inc. for the Twelve Months ended December 31, 2002; and

3.
The Annual Information Form of Nexfor Inc. for the Twelve Months ended December 31, 2002.

*************

        Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and procedures that are designed to ensure that information required to be disclosed in our filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. Our Chief Executive Officer and Chief Financial Officer have evaluated our disclosure controls and procedures within 90 days prior to filing of this Annual Report on Form 40-F and have determined that such disclosure controls and procedures are effective.

        Subsequent to our evaluation, there were no significant changes in internal controls or other factors that could significantly affect internal controls, including any corrective actions with regards to significant deficiencies and material weaknesses.

        The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

NEXFOR 2002
MANAGEMENT'S DISCUSSION AND ANALYSIS

THE YEAR IN REVIEW

        The Management's Discussion and Analysis (MD&A) provides a review of the significant developments that impacted Nexfor's performance during 2002 relative to 2001. Factors that could impact future operations are also discussed. Such comments will be affected by, and may involve, known and unknown risks and uncertainties that may cause the actual results of the Company to be materially different from those expressed or implied. To enhance shareholders' understanding, certain five-year historical financial and statistical information is presented. Nexfor's significant accounting policies and other financial disclosures are contained in the audited financial statements and accompanying notes, which follow this Management's Discussion and Analysis.

        Throughout this discussion "Nexfor" refers to Nexfor Inc. and all of its consolidated subsidiaries and affiliates, and "Company" refers to Nexfor Inc. as a separate corporation. "EBITDA" refers to earnings before interest, taxes, depreciation and amortization. "OSB" refers to oriented strand board, a panelboard produced by gluing strands of wood under heat and pressure, and "MDF" refers to medium density fibreboard, a panelboard produced by chemically bonding wood fibres and fibre bundles of uniform size under heat and pressure.

US DOLLAR REPORTING

        All financial references in the MD&A are stated in US dollars unless otherwise noted. During the fourth quarter of 2002, the US dollar became the functional currency of Nexfor's Canadian subsidiaries. Concurrent with this change, Nexfor adopted the US dollar as its reporting currency.

        Under Canadian generally accepted accounting principles (GAAP), the change in reporting currency was effected using the translation of convenience method whereby all historical financial transactions and balances are translated into US dollars using the exchange rate in effect on the date of changing the reporting currency. The exchange rate used was CAD $1.00 = US $0.638.

STRATEGY

        Nexfor operates in three business segments: North American Building Materials, European Panels, and Paper and Pulp. It is the world's third-largest OSB producer, the United Kingdom's largest producer of wood-based panels and a market leader in niche specialty paper products.

        Nexfor's strategy focuses on the following goals:

  •
  Develop strong market positions in core products.

  •
  Capitalize on growth segments within the forest products industry.

  •
  Increase the specialty/value-added component of sales.

  •
  Remain a low-cost producer in commodity segments.

  •
  Maintain a strong financial position.

  •
  Maintain disciplined capital allocation.

        The Company's key financial goal is to achieve a minimum 12% return on common equity (ROE) over the business cycle. In addition, we target a top-quartile performance among peer companies as measured by pre-tax cash return on capital employed (ROCE).

        A significant repositioning of the Company has taken place since 1998 following a comprehensive strategic review of all businesses. At year-end 1998, paper and pulp accounted for 65% of Nexfor's net assets employed and building materials comprised 35%. At December 31, 2002, the split was essentially reversed with paper and pulp at 34% and building materials at 66%.

2002 ACQUISITIONS

        Effective April 1, 2002, Nexfor acquired three OSB mills in the Southern US for cash consideration of $250 million, including $8 million of operating working capital. Two of the mills are located in Texas and one in Georgia. The purchase positioned Nexfor as the second-largest OSB producer in the US and the largest in the US South. The purchase was funded from a $150 million bridge loan, $66 million of cash and the balance from existing credit facilities.

        Excellent progress was made integrating the new mills during the year. Savings from synergies are on track to achieve the $16 million target by the end of 2003. Production from the three mills totalled 746 million square feet (3/8-inch basis) in the period April through December. Total annual capacity from the three acquired mills is projected at 1,150 million square feet once capital projects are completed in 2004.

        On May 31, 2002, Nexfor acquired a paper mill, a hardwood kraft pulp mill and a landfill facility in Northern New Hampshire for a nominal amount, providing a unique opportunity to grow the specialty paper business. Both mills had been shut since August 2001 following the bankruptcy of the previous owner. The five paper machines at Gorham, New Hampshire, have a capacity of 181,000 tonnes per year. Eighty percent of Gorham's production will be in lightweight opaque, technical specialties, trade book and commercial printing papers, building directly on products already produced at other Nexfor mills. Industrial-quality towel products account for the remaining 20%. All five paper machines were put in service during 2002.

        The pulp mill at Berlin, New Hampshire, is expected to start up in 2003 after quality and production improvements are completed. The mill will have an annual capacity of 240,000 tonnes of hardwood kraft pulp. The pulp will be used principally at the nearby Gorham paper mill and Nexfor paper facilities in Maine and Wisconsin.

        In December, Nexfor sold the landfill facility in New Hampshire for proceeds of $10 million and signed an agreement to utilize the facility to dispose of its waste. A gain of $3 million was recorded in 2002. The balance of the gain has been deferred and will be amortized over five years, the minimum term of the agreement.

BUSINESS PROFILE

Overview

        At December 31, 2002, Nexfor employed approximately 7,100 people at manufacturing facilities in the United States, Canada and the United Kingdom. The geographical breakdown of net fixed assets at year-end 2002 was 60% US, 24% Canada and 16% UK.

        Principal operating facilities include:

  •
  Fourteen panelboard mills

  •
  Six sawmills

  •
  One I-joist plant

  •
  Six paper and pulp mills

        The annual production capacity of these facilities at year-end 2002 was close to five billion square feet (3/8-inch basis) of panel products including OSB, MDF, particleboard and plywood, 80 million lineal feet of I-joists, 720 million board feet of lumber, and 1.25 million tonnes of paper and pulp.

        Nexfor manages, according to internationally recognized standards, close to 3 million hectares of timberland in North America, of which 429,000 hectares are owned. More than 75% of the owned land is in Canada. The non-owned timberland in Canada is managed under long-term licences granted by provincial governments. Nexfor also purchases timber, chips and other wood residues on the open market.

Financial Summary

($ millions)	2002	2001	2000	1999	1998
Net sales	$1,481	$1,318	$1,362	$1,503	$1,508
Operating earnings	28	22	114	175	98
Depreciation	121	95	92	103	107
Earnings	13	12	94	170	30

        2002 was another difficult year for the forest products industry. Results in 2002 were adversely affected by sluggish economic activity, weak prices and overcapacity in the Building Materials segment. Nexfor recorded 2002 earnings of $13 million or $0.08 per common share. In 2001, earnings were $12 million or $0.07 per share.

        Despite the challenging environment, we pursued a number of actions that enhanced Nexfor's earnings potential:

  •
  Generated free cash flow of $102 million.

  •
  Acquired three OSB mills in the US South.

  •
  Acquired integrated paper and pulp facilities in Northern New Hampshire.

  •
  Achieved acquisition-related synergies.

  •
  Achieved $33 million in margin improvements.

  •
  Maintained disciplined capital investments at $44 million, 36% of depreciation.

  •
  Reduced working capital requirements by $32 million.

  •
  Improved European Panels operating results by $18 million.

  •
  Ramped up new particleboard line at Cowie, Scotland.

  •
  Continued ramp-ups at new OSB mills in South Carolina and Alabama.

  •
  Established annual production records at a number of operations.

  •
  Improved liquidity by issuing $250 million, 7.25% debentures maturing July 2012.

  •
  Reduced Occupational Safety and Health Administration (OSHA) recordable rate by 6%.

  •
  Achieved environmental compliance at 99.9% at Paper and Pulp operations and 98.2% at Building Materials operations, within regulated air and water emission limits.

  •
  Achieved SFI program certifications.

        The Margin Improvement Program (MIP) remains the cornerstone of Nexfor's efforts to "control the controllables". Measured at constant prices and exchange rates, MIP realized a $33 million improvement over 2001, exceeding the target of $30 million. Approximately 65% of 2002 MIP is attributed to mix, 20% to volume and 15% to cost.

        The contribution of MIP by segment was:

  •
  European Panels 50%

  •
  North American Building Materials 40%

  •
  Paper and Pulp 10%

        Nexfor's ROCE rose to 10% in 2002 from 8% in 2001 as EBITDA growth more than offset a higher capital base. The capital base increased due to the strategic acquisitions. ROCE is defined as EBITDA divided by the sum of property, plant and equipment, operating working capital (accounts receivable plus inventory less accounts payable) and other assets (excluding a convertible debenture investment). ROCE is a key measurement of financial performance, focusing on cash and the efficient use of capital. Over the past five years, Nexfor's

ROCE has averaged 14%, a second quartile performance relative to the North American forest products industry. ROE was 1% in 2002, unchanged from 2001.

        Cash flow from operations, including changes in non-cash working capital, totalled $146 million in 2002 compared to $106 million in 2001. After capital expenditures, free cash flow generated was $102 million or $0.72 per share compared to $6 million in 2001. On July 2, the Company issued $250 million of 7.25% debentures, using the proceeds to pay down outstanding indebtedness. At the end of 2002, committed bank lines were $293 million, of which $15 million was utilized.

        Cash and short-term notes totalled $67 million at December 31, 2002, compared to $116 million at year-end 2001. In addition, other assets at December 31, 2002, included $49 million of convertible debentures issued by Canfor Corporation (Canfor) in November 1999 relating to the sale of Northwood Inc. These debentures were included in current assets in 2001.

        At December 31, 2002, the ratio of net debt/total capitalization stood at 44%, up from 37% at year-end 2001. Net debt is defined as total debt plus bank advances less cash and short-term notes and the Canfor debentures. The Company is committed to reducing net debt in 2003 through internally generated cash flow and the sale of non-core assets. A key component of Nexfor's strategy is to maintain a strong balance sheet and the ability to access capital markets at favourable rates.

        Book value per common share at December 31, 2002, was $5.30. Nexfor's shares traded on The Toronto Stock Exchange (TSX) in a range of CAD $9.70—$7.13 in 2002, closing the year at CAD $8.25, up 10% from year-end 2001. Including the dividend payment, Nexfor's total return to shareholders was 15%, significantly outperforming the main stock indices. The S&P/TSX Composite Index fell 14% in 2002. The new S&P/TSX Materials Index, consisting of 47 companies producing forest products, gold, steel, chemicals and base metals, rose 5%.

Quarterly Information

	Net Sales ($ millions)	Earnings ($ millions)	Earnings per Common Share (basic)	Earnings per Common Share (diluted)
2002
4th Quarter	$384	$(6)	$(0.03)	$(0.03)
3rd Quarter	374	4	0.02	0.02
2nd Quarter	385	12	0.08	0.08
1st Quarter	338	3	0.01	0.01
2001
4th Quarter	$322	$—	$—	$—
3rd Quarter	330	6	0.04	0.04
2nd Quarter	337	9	0.06	0.06
1st Quarter	329	(3)	(0.03)	(0.03)

Net Sales

        Net sales increased 12% or $163 million in 2002, primarily due to the OSB and specialty papers acquisitions completed during the year. OSB accounted for 26% of total net sales in 2002 compared to 17% in 2001. The split of net sales by segment in 2002 was: North American Building Materials 44%, Paper and Pulp 41%, and European Panels 15%.

($ millions)	2002	2001	2000	1999	1998
North American Building Materials	$654	$475	$432	$470	$389
European Panels(I)	227	208	234	155	160
Paper and Pulp	600	635	696	619	617

Subtotal	1,481	1,318	1,362	1,244	1,166
Operations sold	—	—	—	259	342

Total Net Sales	$1,481	$1,318	$1,362	$1,503	$1,508

(1)
Includes 50% of Nexfor Ltd. (formerly CSC) until November 1999 and 100% thereafter.

        Net sales from North American Building Materials increased 38% or $179 million in 2002 largely reflecting a 79% increase in OSB shipments. The three OSB mills acquired April 1 generated net sales of $99 million, accounting for over 60% of the 7 billion square feet (1/16-inch basis) increase in shipments. Continued ramp-up of the greenfield OSB mills in South Carolina and Alabama generated a $55 million increase in net sales over 2001. The industry benchmark North Central selling price averaged $159 per Msf (7/16-inch basis), down $1 from 2001.

        In the European Panels segment, net sales increased 9% or $19 million. MDF mill nets firmed, averaging £119 per m3 in 2002 compared to £115 in 2001. MDF shipments were up 9%, reflecting reduced market-related downtime. OSB shipments rose 2% as the expansion project completed in early 2001 generated record production in 2002 despite market-related downtime.

        Paper and Pulp sales revenue fell 6% or $35 million. Groundwood paper sales were down $26 million, impacted by a slowdown in advertising and catalogue activity, an influx of European imports and substitution pressures from alternate grades. Pulp sales to third parties declined $12 million, as more of the hardwood kraft from the Thurso, Quebec, mill was used internally at the new paper mill in Gorham.

        In terms of geographical distribution, the US is the principal market for Nexfor's products, with 73% of total sales in 2002. European sales represented 16% and Canadian 11%.

Shipments by Market	Canada	United States	Europe	2002 Total	2001 Total
OSB(MMsf-1/16")	1,491	14,609	1,757	17,857	10,744
Particleboard (MMsf-1/16")	—	—	3,317	3,317	3,566
MDF (MMsf-1/16")	128	802	2,302	3,232	3,054
Plywood (MMsf-1/16")	90	382	—	472	479
Lumber (MMfbm)	170	511	—	681	665
I-joist (MM lineal ft.)	—	30	—	30	27
Woodfree paper (000 tonnes)	13	356	—	369	362
Groundwood paper (000 tonnes)	5	173	—	178	186
Paperboard (000 tonnes)	44	8	—	52	51
Towel (000 tonnes)	—	17	—	17	—
Pulp (000 tonnes)	35	164	31	230	229

Operating Earnings

        Operating earnings increased $6 million in 2002. Margin improvement initiatives and a positive contribution from the acquired OSB mills more than offset the negative impact of weaker pricing for most other products. A significant turnaround in results from the European Panels segment helped offset the deterioration in Paper and Pulp results. Total operating profit margins at 2% in 2002 were unchanged from the prior year.

($ millions)	2002	2001	2000	1999	1998
North American Building Materials	$46	$35	$68	$139	$78
European Panels(I)	(2)	(20)	(6)	(1)	11
Paper and Pulp	(16)	7	52	(11)	(5)

Subtotal	28	22	114	127	84
Operations sold	—	—	—	48	14

Total Operating Earnings	$28	$22	$114	$175	$98

(1)
Includes 50% of Nexfor Ltd. (formerly CSC) until November 1999 and 100% thereafter.

        Operating earnings from North American Building Materials increased 31% in 2002 to $46 million. OSB accounted for 50% of the segment's 2002 results, generating operating earnings of $23 million or $7 million higher than 2001. The addition of the three new mills contributed half of the OSB increase. Lumber and woodlands generated operating earnings of $23 million in 2002 compared to $22 million in 2001. The 2002 results include an expense for duties on softwood lumber of $6 million, excluding the reversal of prior year accruals, compared to $3 million in 2001. The2001 accrual of $3 million was reversed in 2002.

        European Panels generated an $18 million improvement in operating results, recording a loss of $2 million in 2002 compared to a loss of $20 million in 2001. Firmer MDF prices complemented cost savings and production gains achieved through margin improvements. Benefits were also achieved from prior year restructurings.

        Paper and Pulp posted a loss of $16 million in 2002, down $23 million from 2001. Lower prices for groundwood paper due to weak demand accounted for virtually all of the year-over-year profit decline.

EBIDTDA

        Depreciation increased $26 million in 2002 to $121 million. Three major components of the increase were:

  •
  Acquisition of three Southern OSB mills (+ $11 million).

  •
  Start of depreciation at Alabama OSB mill (+ $9 million).

  •
  Full-year depreciation at South Carolina OSB mill versus six months in 2001 (+ $4 million).

        The New Hampshire paper and pulp facilities were acquired for a nominal amount and hence there was only a minimal impact on depreciation expense.

        With higher operating earnings and depreciation, EBITDA increased 27% in 2002 to $149 million. North American Building Materials contributed 70% of the total 2002 EBITDA, Paper and Pulp 16%, and European Panels 14%. EBITDA as a percentage of net sales rose to 10% from 9% in 2001.

($ millions)	2002	2001	2000	1999	1998
North American Building Materials	$104	$70	$98	$166	$104
European Panels(I)	21	—	17	12	22
Paper and Pulp	24	47	91	37	39

Subtotal	149	117	206	215	165
Operations sold				63	40

Total EBITDA	$149	$117	$206	$278	$205

(1)
Includes 50% of Nexfor Ltd. (formerly CSC) until November 1999 and 100% thereafter

SOFTWARE LUMBER DUTIES

        On April 2, 2001, petitions for the imposition of antidumping duties (ADD) and countervailing duties (CVD) on softwood lumber from Canada were filed with the US Department of Commerce (DOC) and the US International Trade Commission (ITC) by certain US industry and trade groups.

        In August 2001, the DOC issued its preliminary determination in the CVD investigation and imposed a preliminary duty of 19.3% on export sales of softwood lumber to the US. On October 31, 2001, the DOC imposed a preliminary ADD duty of 12.6% on Nexfor, being an average of the six companies reviewed.

        The ITC announced May 16, 2002, it had found no current injury, but a threat of injury, to the US lumber industry, effectively removing the requirement to remit preliminary CVDs and ADDs. Consequently, in the second quarter of 2002, Nexfor reversed $3 million of duties accrued in 2001 and $2 million of duties accrued in the first quarter of 2002.

        The finding by the ITC resulted in the DOC issuing an order to collect cash deposits of duties on a going forward basis. Effective May 22, 2002, certain of Nexfor's softwood lumber exports to the US have been subject to a CVD cash deposit rate of 18.8% and an ADD cash deposit rate of 8.4%. From May 22 through year-end, Nexfor incurred a charge of $2 million relating to CVD and $4 million relating to ADD. The expense for these duties is recorded in the financial statements as a reduction in net sales. Nexfor will continue to experience reduced revenues and margins in its North American Building Materials segment as a result of the duty applications.

        The Government of Canada has challenged the duties with the World Trade Organization and under the North American Free Trade Agreement (NAFTA).

        Twenty-five percent or 180 MMfbm of Nexfor's lumber capacity is located in the US and thus not subject to duties. Another 280 million feet of capacity is located at two sawmills in New Brunswick, a province exempt from the 18.8% CVD. Nexfor's two Quebec sawmills, with a combined capacity of 260 million feet, are subject to both duties, and shipped approximately 41% of their output to the US in 2002, down from 52% in 2001.

INTEREST

        Interest expense increased $4 million in 2002 to $37 million, reflecting a higher average level of debt outstanding due to the OSB acquisition. Total long-term debt, including the current portion, increased to $812 million at year-end 2002, up 18% from $690 million at December 31, 2001. The effective interest rate on Nexfor's debt-related obligations, including the impact of interest rate swaps, was 4.5% at December 31, 2002. Nexfor benefited from the lowest US interest rates in four decades, with an average of 73% of its net debt outstanding during the year based on US floating rates.

        During 2002, Nexfor realized a gain of $30 million in respect of $650 million of interest rate swaps. In 2001, a gain of $13 million was realized. These gains are deferred and amortized over the remaining term of the debt against which the swaps were designated as hedges. The amortization amounted to $9 million in 2002 and $2 million in 2001.

        Interest and other income amounted to $6 million in 2002, identical to 2001. Both years include income of $3 million from the Canfor 6.25% convertible debentures.

INCOME TAXES

        A tax benefit of $16 million was recorded in 2002 on a pre-tax loss of $3 million. The effective tax rate was significantly different from the 42% combined statutory rate due to the low level of earnings, rate differences on international activities and a higher portion of income earned in lower tax jurisdictions.

SEGMENT RESULTS

        Net assets employed by segment at year-end 2002, with 2001 in parentheses, are as follows:

  •
  North American Building Materials 50% (42%)

  •
  European Panels 16% (18%)

  •
  Paper and Pulp 34% (40%)

North American Building Materials

($ millions)	2002	2001	2000	1999	1998
Net sales	$654	$475	$432	$470	$389
Operating earnings	46	35	68	139	78
Depreciation	58	35	30	27	26
Capital expenditures	14	46	127	103	29

1998—1999 excludes sold operations.

        The North American Building Materials segment comprises nine OSB mills, six sawmills, a specialty plywood plant, one MDF facility, an I-joist operation and 429,000 hectares of freehold timberlands. The operations, employing approximately 3,000 people, are located in three Canadian provinces and eight US states. The segment accounted for 44% of Nexfor's total net sales in 2002 compared to 36% in 2001.

	Net Sales ($ millions)		Shipments (volumes)		Average Mill Nets ($ per unit)
	2002	2001	2002	2001	2002	2001
OSB (MMsf-1/16")	$353	$195	16,100	9,015	22	22
Lumber (MMfbm)	168	159	681	665	247	239
Plywood (MMsf-1/16")	44	43	472	479	93	89
MDF (MMsf-1/16")	25	25	930	951	27	26
I-joist (MM lineal ft.)	23	20	30	27	755	752
Other(I)	41	33	—	—	—	—

Total	$654	$475

(1)
Other sales are primarily logs.

Markets

        North American housing markets were hot in 2002. US housing starts increased 6% in 2002 to a 16-year high of 1.70 million units. The building boom was propelled by the lowest mortgage rates in four decades. Single-family starts, up 7% from 2001 and the strongest performance since 1978, continued to provide the foundation for the strong construction activity.

        North American consumption of softwood lumber increased 4% in 2002, exceeding 63 billion board feet. Despite strong demand, lumber prices declined due to oversupplied markets. Log supply was up significantly due to the consumption of bug-infested wood in British Columbia, and forest re salvage in many areas of the US. In addition, many mills tried to reduce per unit costs in response to the impact of the lumber duties by running at out.

        Lumber prices, as measured by Eastern Boston SPF, averaged $294 per Mfbm in the second half of 2002, down $50 from the first half average. For the full year, lumber prices averaged $319 per Mfbm, off 3% from 2001. At year-end 2002, the Eastern Boston price was in the $270 range. Great Lakes stud prices fared no better, also declining 3% year over year, averaging $334 per Mfbm in 2002.

        The trade dispute between Canadian and US softwood lumber producers undercut normal market forces. The duties have not had the expected effect in the marketplace as prices declined, rather than increased. In response, a number of mills have taken extended downtime.

        Supply also exceeded demand for OSB, keeping prices low through much of 2002. Additional production from ramp-ups at newer mills, an increase in imports from Europe and lower offshore shipments contributed to the imbalance. Although housing starts were strong, industrial, non-residential and mobile home demand were all well below previous year's levels.

        North Central OSB prices averaged $159 US per Msf (7/16-inch basis) in 2002 down $1 from 2001. Little volatility was experienced during 2002 with quarterly average prices ranging between $156 and $163. Traditional seasonal strengths in the Spring and Summer months did not occur. Poor weather conditions, particularly in the Southwest, restricted building activity and led to industry-wide maintenance curtailments in the fourth quarter.

        Commodity plywood continued to suffer from market share erosion to OSB. OSB's share of the North American structural panel market was approximately 56% in 2002 compared to 55% in 2001. OSB consumption hit a new record high of 22.7 billion square feet (3/8-inch basis) in 2002.

        Markets for plywood overlay were relatively good in the first three quarters of 2002 but order files shrank in the fourth quarter. The normal seasonal slowdown combined with a surge of imports created an oversupplied North American market. US consumption of MDF increased 7% in 2002 to a new record high reflecting the successful use of MDF in laminate flooring, mouldings and cabinets. However, markets did weaken in the fourth quarter. Overcapacity in particleboard kept MDF prices in check.

        Low lumber prices slowed the penetration of I-joist in 2002.

Operations

Production	2002	2001	2000	1999	1998
OSB (MMsf-1/16")	16,053	9,054	7,620	7,047	6,957
Lumber (MMfbm)	696	664	559	502	479
Plywood (MMsf-1/16")	474	478	489	478	443
MDF (MMsf-1/16")	930	936	918	906	835
I-joist (MM lineal ft.)	31	26	7

Lumber and plywood production excludes sold operations in 1998 and 1999.

Panels

        The nine OSB mills recorded EBITDA of $65 million in 2002, generating an 18% return on net sales. EBITDA in 2001 was $33 million. OSB shipments increased 79% due to acquisitions, continued ramp-ups at the Alabama and South Carolina mills and record production from the Bemidji, Minnesota, plant and the two Quebec mills.

        The three acquired Southern mills contributed EBITDA of $15 million for the nine-month ownership period in 2002 on sales of $99 million. Synergies realized to date were the result of a rationalization of product flows, elimination of high cost products and customer mix improvements. The mill at Cordele, Georgia, had the second-lowest cash cost of Nexfor's nine mills. A combined 21 days of production were lost at the two Texas mills in the third and fourth quarters due to lack of wood. Primary factors for this downtime were wet weather, which hampered logging activities and limited inventory capacity at each site.

        The ramp-up at the Barton mill in Alabama has been the best of Nexfor's three recent OSB greenfield mills. Production at Barton, up over 400% from 2001, averaged 79% of design capacity in 2002. The mill began commercial production in August 2001. The mill at Joanna, South Carolina, which commenced operation in mid-2000, averaged 68% of capacity in 2002 versus 49% in 2001. Improvements initiated at the Barton mill will be implemented at Joanna. Successful resolution of press related issues at Joanna will significantly reduce operating costs and enhance profitability.

        EBITDA margins from industrial panel operations averaged 17% in 2002, unchanged from 2001. MDF production at Deposit, New York, declined 1% from the 2001 record due to an extended maintenance shut in the fourth quarter. Mill nets for specialty plywood rose 4% to record highs, driven by a reduction in lower grade volume. A nine-day market-related shut was taken at the Cochrane, Ontario, plywood mill in December.

LUMBER/WOODLANDS

        Lumber production increased 32 MMfbm or 5% in 2002. The Maine sawmills produced a record 196 MMfbm in 2002, up 12% from the previous high in 2000. The production increase was due mainly to the addition of a night shift at the Ashland, Maine, mill from May through December. The sawmill at Plaster Rock, New Brunswick, also set a new high. The La Sarre, Quebec, sawmill established a production record, averaging 235 Mfbm per shift or 5% above 2001's record.

        EBITDA from lumber and woodlands totalled $36 million in 2002 versus $35 million in 2001. The results include duty expense of $3 million in 2002, net of prior year reversals, versus $3 million in 2001. The two Quebec sawmills, among the lowest-cost producers in Eastern Canada, generated an EBITDA of $14 million in 2002 despite the double burden of the CVD and ADD. All of Nexfor's sawmills were cash positive in 2002.

        The I-joist plant at Juniper, New Brunswick, continued to increase its production levels in 2002, while operating during a lengthy strike. A second shift was added in February to meet market demand.

European Panels

($ millions)	2002	2001	2000	1999	1998
Net sales	$227	$208	$234	$155	$160
Operating earnings (loss)	(2)	(20)	(6)	(1)	11
Depreciation	23	20	23	13	11
Capital expenditures	8	23	16	25	26

Financial data includes 50% of Nexfor Ltd. (formerly CSC) until November 1999 and 100% thereafter.

        European Panels comprises one OSB plant, an MDF operation, two particleboard facilities, laminating operations and a furniture manufacturing facility. This segment, employing about 900 people, has operations in England and Scotland. European Panels accounted for 15% of Nexfor's total net sales in 2002, compared to 16% in 2001.

	Net Sales ($ millions)		Shipments (MMsf-1/16")		Average Mill Nets ($ per M-1/16")
	2002	2001	2002	2001	2002	2001
OSB	$36	$34	1,757	1,729	21	20
MDF	61	51	2,302	2,103	27	24
Particleboard	63	66	3,317	3,566	19	18
Other(I)	67	57	—	—	—	—

Total	$227	$208	7,376	7,398

(1)
Other sales include laminated products, furniture components and ready-to-assemble furniture units.

Markets

        The UK economy continued to perform well in 2002 as increased government spending ltered into construction markets. Housing demand was strong again with average house prices rising by 25%. Consumer confidence and demand held up well. The British pound remained strong against the Euro, negatively impacting British manufacturing, including the wood and furniture product industries.

        OSB markets remained extremely competitive as new plants on the Continent continued to ramp up production. European demand grew by about 15% as OSB continued to displace both particleboard and plywood. Prices were at compared to 2001, despite a firming at mid-year that failed to hold due to competition from the Continent and unfavourable exchange rates.

        MDF markets improved in 2002. Supply and demand across Europe was in better balance as total consumption grew 4% and there was a slowdown in new plant openings. Average prices firmed marginally compared to 2001.

        While the UK particleboard market is mature, the flooring sector benefited from the continuing strength of the UK housing market. However, further competition is coming from the furniture grade manufacturers whose market is suffering from imports. Nexfor exited the furniture grade business in 2000.

Operations

Production(I) (MMsf-1/16")	2002	2001	2000	1999	1998
OSB	1,867	1,745	1,500	826	758
MDF	2,216	2,190	2,143	815	704
Particleboard	3,363	3,389	4,237	2,535	2,421

(I)
Production represents Nexfor's 50% ownership until November 1999 and 100% thereafter.

        OSB production increased 7% in 2002 despite 16 days of market-related curtailments in December. Improvements continue to accrue from the expansion project completed in early 2001. Manufacturing costs were down 7% from 2001, through raw material and energy savings. EBITDA margins averaged 9% in 2002 compared to 2% in 2001.

        One MDF line was shut for the first eight weeks of 2002 due to weak markets. Average mill nets firmed during the year with fourth quarter realizations 10% higher than the first quarter. The rising price reflected general market trends plus improved mix due to aggressive product refinements. Manufacturing costs declined 9% due to raw material and energy savings.

        Substantial cost savings from the £18 million particleboard line rebuilt at Cowie in 2001 were realized in 2002, particularly from resin usage and increased recycled fibre content. Sales of Caberdek ooring reached record levels. Caberdek features a removable, slip-resistant waterproof film ensuring safer installation for builders. Manufacturing costs at the South Molton, England, particleboard plant were 9% lower than 2001, largely due to raw material savings.

        Benefits also accrued from the 2001 closure of the lamination facility at South Shields, England, and restructuring at the South Molton value-added facility, which resulted in a streamlined product range and reduced head count.

Paper and Pulp

($ millions)	2002	2001	2000	1999	1998
Net sales	$600	$635	$696	$619	$618
Operating earnings (loss)	(16)	7	52	(11)	(5)
Depreciation	40	40	39	48	44
Capital expenditures	22	31	30	24	70

1998 — 1999 excludes sold operations.

        The Paper and Pulp segment comprises 17 paper machines at four locations and one market pulp facility. A second pulp facility, acquired May 2002, is expected to begin operating in 2003. The segment employs about

3,200 people with operations in two Canadian provinces and four US states. Paper and Pulp accounted for 41% of Nexfor's total net sales in 2002, compared to 48% in 2001.

	Net Sales ($ millions)		Shipments (000 tonnes)		Average Mill Nets ($ per tonne)
	2002	2001	2002	2001	2002	2001
Woodfree paper	$401	$390	369	362	1,086	1,078
Groundwood paper	130	156	178	186	733	842
Paperboard	26	27	52	51	509	524
Towel	12	—	17	—	683	—
Pulp	85	85	230	229	369	373
Intra-segment and other	(54)	(23)	—	—	—	—

Total	$600	$635	846	828

MARKETS

  Paper

        In 2002, the North American paper industry failed to recover from the economic decline experienced in the previous year. As a result of weak demand, producers curtailed capacity. Imports were a significant competitive factor due to a strong US dollar. According to the American Forest & Paper Association (AF&PA), US paper and board producers permanently shut three million tons of capacity in 2002, up 4% from 2001. In addition, another 1.2 million tons of capacity were idled indefinitely — a 30% increase from the prior year.

        US printing and writing paper capacity decreased 3% in 2002 to 27.3 million tons. The AF&PA forecasts 2003 US printing and writing capacity to remain essentially unchanged.

        The AF&PA estimates overall US paper and board production totalled 89.5 million tons in 2002, a drop of 5.1 million tons from 2000. Printing and writing paper production was down 2.4 million tons over the two years.

        With inconsistent demand in nearly every segment of the market, there were few price increases, and those that were implemented had to be phased in over two to three months. The hardest hit sector was publication papers. US magazine advertising pages declined 22% causing demand to plummet and putting intense pressure on newsprint, uncoated groundwood and coated groundwood paper grades. The price of lightweight coated groundwood fell to near 20-year lows.

        Reported transaction prices for the benchmark coated groundwood No. 5 34-pound grade averaged $811 per ton in 2002, down 14% from 2001 and 21% from 2000. The price for commodity uncoated freesheet, No. 3 Offset 50-pound rolls, averaged $658 per ton in 2002, down 5% from 2001 and 10% from 2000.

        Specialty paper markets continued to be less susceptible to swings in economic conditions.

  Pulp

        2002 began with very weak pulp conditions as the widely watched North American and Scandinavian (Norscan) producer inventories peaked at 1.87 million tonnes in January. The pulp market is generally viewed to be in balance at the 1.5 million tonne level. List prices for northern bleached hardwood kraft pulp bottomed at $430 per tonne in the first quarter due to poor paper markets and overcapacity in pulp. The second quarter featured strong shipments and seasonally related maintenance downtime as Norscan inventories dropped to a two-year low in June at 1.34 million tonnes. Price increases were implemented monthly through the Spring and early Summer, boosting prices to $490 per tonne effective July 1. Conditions weakened in the latter part of the year with the less than robust performance of printing and writing papers, especially in Europe, which remains the single largest consumer of purchased pulp. Hardwood list prices declined $20 in November to $470. Norscan inventories ended 2002 at 1.64 million tonnes, after a 51,000 tonne decline in December.

        Transaction prices for hardwood pulp, delivered into US markets, averaged $447 per tonne in 2002, down $45 from the prior year average. Prices had fallen steadily during 2001 due to a decline in paper demand fuelled by a large drop in advertising expenditures.

Operations

Production (000 tonnes)	2002	2001	2000	1999	1998
Woodfree paper	380	352	432	407	415
Uncoated groundwood paper	96	97	98	94	97
Coated groundwood paper	82	89	80	77	81
Paperboard	51	51	53	53	48
Towel	18	—	—	—	—
Pulp	237	224	238	238	228

Pulp production excludes sold operations in 1998 and 1999.

  Paper

        Nexfor's lightweight opaque business grew in 2002 with financial, pharmaceutical and bible papers up 12%, 10% and 22% respectively. Nexfor remains the leading supplier of bible papers in North America. Shipments of coated-one-side packaging paper rose 40%, benefiting from market leadership in quality and service for stain resistant grades. Text and cover sales grew 4% in a declining market.

        Production at the Madawaska, Maine, paper mill totalled 407,000 tonnes in 2002, down 3,000 tonnes from 2001. No market-related downtime was required as the mill continued to benefit from its lighter weight offerings and capability to match product mix with market demand. Earnings were hit hard by the deterioration in groundwood paper markets. Average prices for Nexfor's coated and uncoated groundwood paper fell 15% and 14% respectively from 2001.

        The Midwest paper operations continued to show expected improvement. Specialty grades represented 62% of the Midwest's shipments in 2002 compared to 47% in 2001. Production from the Midwest declined 18,000 tonnes from 2001. The mill at West Carrollton, Ohio, had produced 15,000 tonnes in 2001 prior to its permanent shut in March. EBITDA for the Midwest was $2 million in 2002, a $5 million improvement over 2001 and $12 million higher than 2000.

        The paper mill at Gorham produced 41,000 tonnes of ne paper and 18,000 tonnes of industrial towel for the seven-month period of ownership, achieving commercial production at the end of October. All five paper machines were started during 2002. The land ll facility was sold in December for $10 million.

  Pulp

        Production at the Thurso hardwood mill averaged 667 tonnes per day, up 2% from 2001. Cash production costs declined 1% despite higher costs for fibre and oil.

        Specialty sales increased 24% in 2002 to 108,000 tonnes, reducing exposure to the more volatile commodity grades. Shipments from Thurso to Nexfor's paper mills increased from 41,000 tonnes in 2001 to 75,000 tonnes in 2002. About 50% of the increase reflects shipments to the new paper mill at Gorham.

FOREST RESOURCES

        Nexfor manages nearly 3 million hectares of forest land, principally in New Brunswick, Quebec and Maine, of which 429,000 hectares are freehold. Almost four million cubic metres of logs were harvested in 2002. The panel mills in the US and UK purchase all of their requirements from government lands and private woodlot owners. A total of 11 million seedlings were planted on owned and managed woodlands in 2002 to supplement natural regeneration.

LABOUR RELATIONS

        Employees at the I-joist plant in Juniper voted in September 2002 to decertify the International Woodworkers Association of Canada (IWA). The plant, on strike since October 2001, had been operating with management and some bargaining unit employees who continued to work during the strike. Plant operations returned to normal following cessation of the strike.

        Negotiations were completed in November 2002 with the IWA on a new five-year contract at the plywood mill at Cochrane. The unit had been without a contract since May 31, 2002. The new agreement provides for wage and benefit increases that are in line with other forest products agreements in the area.

        One collective agreement covering approximately 850 employees is up for renewal in 2003. The current six-year contract with the United Paperworkers International Union at the Madawaska paper mill expires October 31. The Company intends to open discussions with the union early in 2003. Current negotiated settlements in the industry are in the range of 2.7% — 3% per year depending on the length of the agreement.

        Approximately 60% of Nexfor's 7,100 employees are unionized.

CAPITAL INVESTMENTS

        Capital investments in 2002 totalled $44 million, a 10-year low, down 56% from 2001. Expenditures on North American Building Materials projects accounted for 32% of the total spending in 2002, European Panels 18%, and Paper and Pulp 50%. The 2002 total included $6 million invested at the three newly acquired OSB mills and paper and pulp complex in New Hampshire.

        From 1998 to 2001, Nexfor invested more than $280 million in strategic capital, redeploying funds received from asset sales. Two greenfield OSB mills were built in the Southern US. In Scotland, the OSB mill was expanded by one-third and a particleboard line rebuilt. The major spending on greenfield projects has been completed. The investments will generate significant returns and value in coming years.

($ millions)	2002	2001	2000	1999	1998
Increased productivity	$17	$32	$21	37	$87
Greenfield	—	34	114	92	10
Environmental	7	13	6	8	7
Maintenance of business	20	21	32	27	37

Total Capital Investments	$44	$100	$173	$164	$141

        The Company's 2003 capital requirements are expected to be approximately $65 million. This target represents about half of depreciation. At year-end 2002, commitments to projects in progress amounted to only $7 million. About 45% of the 2003 capital will be directed at the five newly acquired mills. A major project to be undertaken in 2003 is a $12 million investment to improve the wood processing system at the Jefferson, Texas, OSB mill. Savings will be realized in increased wood recovery, lower resin and wax usage, and lower maintenance requirements. The need to replace this equipment was identi ed prior to the acquisition of the mill.

        Approximately 50% of the 2003 program will be for sustaining capital — maintenance and environmental. The 2003 capital will be funded with cash generated from operations. Other funding sources also available include existing cash reserves and commercial paper. Depending on economic conditions, further strategic growth initiatives may be undertaken in 2003.

FINANCIAL INSTRUMENTS

        Nexfor uses derivative financial instruments solely for the purpose of managing its interest rate and foreign exchange exposures, as detailed on page 29 in the Foreign Exchange section. These activities are governed by financial policies that cover risk identification, tolerance, measurement and reporting. Derivative transactions are executed only with approved counterparties under master netting agreements. Forward foreign exchange contracts and interest rate swaps are designated as hedges of specific exposures and accordingly, all gains and losses on these instruments are recognized in the same manner as the item being hedged. Further information about Nexfor's financial instruments is provided in notes 1, 6 and 13 to the consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

        Cash from operations, before non-cash working capital changes, totalled $114 million in 2002 compared to $77 million in 2001. The higher cash flow corresponds primarily to the increase in EBITDA. The Company continues to focus on optimizing its working capital requirements. Reductions in non-cash working capital items generated $32million in 2002 versus $29 million in 2001. Free cash flow amounted to $102 million in 2002, up $96 million from 2001. Free cash flow is de ned as cash provided by operating activities, including changes in non-cash working capital, less totaladditions to property, plant and equipment. The substantial improvement in free cash flow reflects higher EBITDA and a $56 million reduction in capital expenditures.

        Net debt at December 31, 2002, totalled $697 million, up $172 million from year-end 2001. Net debt includes total debt of $812 million plus bank advances of $1 million less $116 million of cash and short-term notes and debentures of Canfor. The net debt/total capitalization ratio was 44% at December 31, 2002, compared to 37% at the previous year-end. In July 2002, the Company issued $250 million of 7.25% debentures maturing in 2012. The proceeds were used to repay other indebtedness, including the bridge nancing incurred on the acquisition of the three Southern OSB mills.

        There was no commercial paper outstanding at December 31, 2002, down from $118 million at year-end 2001. The total amount authorized under the commercial paper program, which is supported by committed term bank lines, is CAD $350 million or $225 million.

        During 2002, the Company's committed term bank lines were renewed with each of its commercial banks. At December 31, 2002, $15 million of the Company's $293 million of committed bank lines was utilized. The balance of the bank lines is available to support the Company's short-term liquidity requirements, including its commercial paper program. The bank lines mature through 2008, have a weighted average term of 2.6 years, and bear interest at money market rates. In addition, the Company has access to a $100 million subordinated standby loan facility with a related company at market terms.

        The next significant debt repayment is the $150 million 7.5% debenture issue due July 15, 2003. The Company has adequate available liquidity through its existing cash balances and its commercial paper program should free cash flow or asset sale proceeds be insufficient to repay this debenture. The $812 million term debt outstanding has an average term of 5.1 years.

        In conjunction with the July 2002 debt issue, the Company entered into an interest rate swap agreement of $250 million that effectively converted the interest expense on the debentures from the 7.25% fixed rate to floating rates. During 2002, the Company realized a gain of $30 million (2001 — $13 million) in respect of $650 million (2001 — $400 million) of interest rate swaps. These gains are being deferred and amortized over the remaining term of the debt against which these swaps were designated as hedges. These swaps were replaced with new swaps of $525 million (2001 $400 million) that effectively convert a portion of the Company's interest expense from fixed rates to floating rates. The terms of the swaps correspond to the terms of the underlying debt issues.

        At December 31, 2002, 65% of Nexfor's net debt was at floating interest rates compared to 75% at year-end 2001.

        At December 31, 2002, the Company had tax operating loss carryforwards of approximately CAD $88 million, $211million and £51 million from Canadian, US and UK operations respectively. These losses may be carried forward to future years before they expire in 2008 — 2009 in Canada and 2020 — 2022 in the US. The UK losses may be carried forward indefinitely. Adjusting capital cost allowances claimed for income tax purposes in the year may extend the tax operating losses in Canada. The Company has capital losses in Canada of CAD $27 million that can be carried forward indefinitely. The Company also has approximately CAD $47 million of Investment Tax Credits (ITCs) available to reduce future Canadian tax liabilities. The ITCs expire between 2007 and 2011. The tax benefit of the ITCs on qualified fixed assets has been reflected in the financial statements as a reduction in the book value of the assets to which they relate. The loss carryforwards and the credits will be utilized over the next several years to eliminate cash taxes otherwise payable, and will enhance future cash flows. The future tax benefits of these temporary differences have been included in future income taxes in the consolidated financial statements.

DEFINED BENEFIT PENSION PLANS

        Nexfor's obligations under its de ned benefit pension plans are determined periodically through actuarial valuations, which are the basis for calculating pension expense. At Nexfor's measurement date of September 30, defined benefit pension plan assets were $280 million (2001 — $316 million) while the accrued benefit obligations were $405 million (2001 — $379 million). The funded status of Nexfor's defined benefit pension plans has deteriorated from 2001 primarily due to poor investment returns and lower discount rates. Given the market rally in the fourth quarter, Nexfor's assets were $12 million higher at December 31, 2002. Defined benefit pension expense for the year was $9 million (2001 — $1 million) and de ned benefit employer contributions were $13 million (2001 — $12 million). Nexfor's defined benefit pension plans are funded in accordance with all applicable regulatory requirements.

        The assumed return on assets is 8% and is based on management's best estimate of the long-term expected rate of return on plan assets, including consideration of asset mix, equity risk premium, plan expenses and active investment management premium. The discount rate is 6.5% or 6.75%, depending on the plan, and is based on the market yield of high-quality corporate bonds of similar duration to the pension plan liabilities. Sensitivity to a 1% decrease in these two key assumptions is estimated as follows:

	Impact on September 30, 2002 Funded Status	Impact on 2002 Pension Expense
Return on assets	none	$3 million increase
Discount rate	$42 million decrease	$1 million increase

CREDIT RATINGS

        Debt ratings within investment grade categories are a key objective of Nexfor's nancing strategy and provide for long-term access to public and private capital markets at attractive terms and conditions. Current ratings are:

	Dominion Bond Rating Service		Standard & Poor's	Moody's Investors Service
Commercial paper	R-1 (low	)
Debentures	BBB		BBB	Baa2
Preferred shares	Pfd-3		BB+

STOCK-BASED COMPENSATION

        Effective 2002, the Company began accounting for its stock option plans in accordance with recommendations promulgated by The Canadian Institute of Chartered Accountants. These recommendations have been applied prospectively.

        The Company accounts for stock options using the fair value method. Under this method, compensation expense for options is measured at the grant date using an option pricing model and recognized on a straight-line basis over the vesting period.

        During 2002, the Company recognized $1 million in compensation expense related to stock options, which is included in selling, general and administrative costs in the statements of earnings.

        At year-end 2002, options on 5.1 million shares were outstanding at a weighted average exercise price of CAD $7.63. Options were granted on 1.2 million shares during 2002 and exercised and/or cancelled on 57,900 shares.

COMMON SHARES

        Under the Dividend Reinvestment Plan, 2,814,200 common shares were issued in 2002 compared to 812,500 in 2001. Since the fourth quarter of 2001, Nexfor's major shareholder, Brascan Corporation, has elected to take dividends in shares in lieu of cash. At December 31, 2002, Brascan owned 42.6% of Nexfor's outstanding common shares compared to 41.5% at year-end 2001. No shares were repurchased by the Company in 2002. In 2001, 63,600 shares were purchased at an average cost of CAD $6.70. Since 1997, 15.6 million shares have been purchased and cancelled at a cost of $78 million.

Common Share Information	2002	2001	2000	1999	1998
Shares outstanding at year-end (000's)	144,450	141,561	140,307	151,217	153,706
Dividends ($ millions)	$ 36	$ 36	$ 36	$ 39	$ 40
Book value	$5.30	$5.50	$5.65	$5.24	$4.42
Market price at year-end (CAD $)	$8.25	$7.50	$7.10	$8.40	$6.05
Dividend yield	4.8%	5.3%	5.6%	4.8%	6.6%

DIVIDENDS

        Nexfor manages its business to allow a sustainable quarterly dividend to be paid on the common shares throughout the business cycle. The Board of Directors has declared regular quarterly common dividends of CAD $0.10 per share since the fourth quarter of 1990. Dividends to common shareholders amounted to $36 million in 2002; $20 million was paid in cash and $16 million issued in shares under the Dividend Reinvestment Plan.

        Preferred share dividends totalled $2 million in 2002, unchanged from 2001. Preferred share capital outstanding at year-end 2002 totalled 2.4 million shares or $38 million.

RISKS AND UNCERTAINTIES

        Nexfor is exposed to a number of risks in the normal course of its business that have the potential to affect the operating performance of the Company. Major risks are discussed below.

Price Sensitivities

        Nexfor's earnings are sensitive to changes in world economic conditions, primarily in North America and Europe. Forest products markets are competitive and cyclical in nature and prices for many products are sensitive to variations in supply and demand.

        Based on operating at capacity, the following table shows the approximate annualized impact on after-tax earnings of changes in product prices.

	Sensitivity Factor $	Impact on Earnings ($ millions)	Average Mill Nets 4th Qtr. 2002
North American OSB	$10 per Msf 7/16"	$18	$154
Other panels	$10 per Msf 7/16"	9	199
Lumber	$10 per Mfbm	5	208
Woodfree paper	$50 per tonne	16	1,078
Groundwood paper	$50 per tonne	6	736
Market pulp*	$25 per tonne	—	382

*Excludes Berlin mill, which is scheduled to start operation in 2003.

Foreign Exchange

        Nexfor's businesses compete within North American and European markets where product prices are significantly influenced by US dollar and Euro exchange rates. Nexfor's exposure to foreign exchange rate fluctuations changed in the fourth quarter of 2002 given the change in functional currency of the Canadian operations and the concurrent adoption of the US dollar as Nexfor's reporting currency.

        Accordingly, Nexfor's foreign exchange exposure now arises from the following sources:

  •
  Net investments in self-sustaining foreign operations, now limited to Nexfor's investment in its UK operations.

  •
  Net Canadian dollar-denominated monetary assets and liabilities.

  •
  Committed or anticipated foreign currency transactions, primarily Canadian dollar costs in Nexfor's Canadian operations and Euro revenues in Nexfor's UK operations.

        Nexfor's policy is to hedge all significant balance sheet foreign exchange exposures. The Company also hedges a portion of net foreign currency cash flows for periods up to three years in order to reduce the potential negative effect of a strengthening Canadian dollar versus the US dollar or a strengthening British pound versus the Euro.

        In 2002, Nexfor benefited from a weaker Canadian dollar, realizing an average exchange rate, relative to the US dollar, of US $0.637 (2001 — US $0.659) on its net US dollar cash flows prior to the change in reporting currency and thereafter on its Canadian dollar cash flows. This rate includes the effect of $196 million (2001 — $313 million) of US dollar revenue hedges at an average rate of US $0.641 (2001 — US $0.667) prior to the change in reporting currency and thereafter CAD $60 million of Canadian dollar cost hedges at an average rate of US $0.641.

        The Euro strengthened on average versus the British pound from £0.621 in 2001 to £0.629 during 2002 benefiting the UK operations. Notwithstanding this, Nexfor's UK operations have continued to suffer from the relative strength of the pound.

        At December 31, 2002, Nexfor had entered into CAD $108 million of forward foreign exchange contracts as a hedge of its Canadian dollar cost exposure. These agreements mature at various dates to October 15, 2003, at an average exchange rate of US $0.637. These contracts represent about 18% of the expected net Canadian dollar costs in 2003. Giving effect to these hedges, each US one-cent change in the value of the Canadian dollar will impact annualized after-tax earnings by approximately $3 million in 2003. This compares with an impact of approximately $4 million if these contracts were not in place.

Aboriginal Land Claims

        In July 1998, a lawsuit was launched by the Cree Nation in Northern Quebec against the federal and provincial governments and forest product companies operating in the region, including Nexfor. The lawsuit claimed that forestry on Aboriginal lands threatened the traditional Cree way of life protected under the James Bay and Northern Quebec Agreement signed in 1974.

        The case was resolved February 1, 2002, outside of court with an agreement between the Cree Nation and the Quebec government. The agreement encompassed the management of all natural resources, however, several details about forestry still have to be resolved. While the impact cannot be fully measured until those discussions are completed, the agreement will affect the timber allocations and harvesting costs for Nexfor's operations in Quebec.

Environmental Issues

        Nexfor's operations are subject to a wide range of general and industry-speci c environmental laws and regulations, with respect to air emissions, wastewater discharges, solid and hazardous waste management, plant and wildlife protection, and site remediation.

        The Canadian federal government is proposing a 6% reduction in greenhouse gas emissions by 2012. Nexfor supports a climate-change process to reduce greenhouse gas emissions if applied on an equitable basis. Assuming that the forest products sector receives credit for the emissions reductions made from 1990 levels, we do not expect significant capital investments will be necessary to comply with the recommendation.

        The US Environmental Protection Agency (EPA) is in the process of developing and receiving federal approval on Maximum Achievable Control Technology (MACT) regulations to control 188 hazardous air pollutants. The new regulations will impact Nexfor's OSB and MDF operations in the US. A final ruling is expected on the EPA proposals in February 2004, following which mills will have three years to comply. A more detailed discussion on the expected MACT impact on Nexfor's operations can be found on page 61 of this annual report.

        The OSB mill at Joanna received a notice of violation in 2002 relating to non-compliance with permitting regulations for volatile organic compound (VOC) emissions. The resulting penalty from the State of South Carolina is not expected to be material. To rectify the situation, process modifications have been implemented and Nexfor has been working with the state to adjust its permit criteria.

        Following the March 2001 closure of the paper mill at West Carrollton certain environmental conditions were identified relating to site clean-up costs. During 2002, environmental tests were conducted that indicate the presence of soil contamination. Nexfor continues to work with the mill's previous owner and state of cials to resolve all issues. Costs of remediation are not yet determinable. However, Nexfor believes that any remediation costs will be recoverable from the previous owner.

        Forest certification efforts continued in 2002. The Plaster Rock and Levesque, Maine, sawmills became the first manufacturers to stamp their lumber with the product label of the AF&PA's SFI program. North American wood procurement and woodland operations successfully passed their nal SFI pre-audit and expect to be certified by March 2003.

OUTLOOK FOR 2003

North American Building Materials

        Homebuilding is expected to cool somewhat from the strong levels of 2002. US housing starts are projected at 1.63 million in 2003, down 4% from 2002. Starts have averaged 1.63 million in the past five years. With no near-term pressure on mortgage rates, housing demand is expected to remain relatively strong for the near to medium term.

        Although housing starts are expected to fall, some resurgence in industrial demand is anticipated. In addition, OSB capacity additions will be minimal and further plywood closures are expected.

        Lumber and OSB prices are expected to remain weak in the first quarter as normal seasonal slowdowns affect building activity. Field inventories, however, are lean and builders may find it difficult to resist purchasing some inventory at depressed prices.

        Nexfor's OSB production is expected to rise approximately 15% in 2003 with a full year's output from the three mills acquired in April 2002 and ramp-ups from the two greenfield mills. The focus on increasing value-added sales will intensify.

        Lumber markets will continue to be affected by the softwood trade dispute either with the continuation of the duties or with a negotiated settlement. Efforts to resolve the dispute through a series of proposals were ongoing in 2002 and into 2003. A framework for a negotiated settlement however remains elusive. A challenge to both the CVD and ADD has been led by the Canadian government under the terms of NAFTA. A NAFTA panel is expected to rule on this challenge in 2003. Resolution of the dispute in 2003 could act as a significant positive catalyst for the lumber sector.

European Panels

        In 2002, European Panels operating results improved $18 million over 2001. Further improvement is expected in 2003. The focus will again be on controllable costs through aggressive margin improvement initiatives. The relative strength of the British pound versus the Euro, however, will continue to be a factor in the profitability of the segment.

        European demand for OSB is expected to grow a further 15% in 2003. OSB continues to find favour among builders and other end-use sectors due to its ready availability, consistently superior engineered properties and price. The mill at Inverness, Scotland, expects to increase sales by 10% in 2003, both in the UK and on the Continent. Pricing is expected to remain competitive, especially in the first half of 2003.

        Market conditions for MDF will remain competitive in 2003 as several competitors in Western Europe ramp up new capacity and demand growth is constrained by weakness in continental economies, particularly Germany's. Nexfor expects average mill nets to increase 5% over 2002, mainly a reflection of mix improvements.

        Particleboard costs should continue to improve with the ramp-up of the rebuilt line at Cowie through its continuous press technology. Benefits will also accrue from increased recycle content in the bre mix and revenue generated through tax credits. Any price improvements will come from further re nements in the product mix.

Paper and Pulp

        Coated groundwood prices, at current unsustainable levels, have limited downside risk. The recent strengthening of the Euro relative to the US dollar will improve the competitive position of North American producers. A stronger economy will also translate into increased paper consumption.

        2003 began with a flurry of pulp pricing announcements. A number of producers announced price hikes of $20 per tonne in North America and $40 in Europe. Working in favour of firmer pulp prices was the growing problem of reduced pulpwood availability in the US South, largely due to wet weather. Eastern Canada also experienced less availability of residual chips as sawmills took downtime due to low lumber prices. Rising pulp prices are historically a precursor to paper price increases.

        Nexfor has announced its intent to sell the Thurso pulp mill, a business considered to be non-strategic. The pulp mill at Berlin is scheduled to start up in 2003. Once Berlin is running full out and Thurso is sold, Nexfor will be 95% self-sufficient in pulp. While virtually all pulp requirements will be sourced internally, there will be external trades of hardwood grades for softwood. Procurement of roundwood for the Berlin mill is expected to be competitive as loggers in the area have downsized.

        In 2003, lightweight opaque paper markets should be buoyed by financial printing growth as the economy improves, by pharmaceutical growth as new font sizes are regulated, and by publishers moving to lighter basis weights due to postal rate hikes. Continued growth is expected in Nexfor's leadership position in coated packaging grades.

        Improvement in product mix, the successful launch and development of new grades, and cost containment will be keys to returning the Paper and Pulp segment to profitability in 2003. Price increases by mid-year will be an added bonus.

SUMMARY

        Financial results in 2002 fell short of expectations. It is anticipated that 2003 will be another challenging year for the forest products industry. Some market-related downtime may be required to keep inventories in line, particularly in the early part of the year. We agree with the consensus of economists, projecting that economic growth will gradually pick up steam as the year progresses.

Nexfor's financial goals and operational priorities for 2003 include:

  •
  Maximize free cash flow.

  •
  Integrate 2002 acquisitions.

  •
  Continue aggressive MIP.

  •
  Reduce debt.

  •
  Maintain financial exibility and liquidity.

        We will continue to position the Company conservatively in the event that the recoveries in markets for building materials, paper and pulp take longer than anticipated. We expect to complete the sale of some non-strategic assets in 2003.

        We'll focus on the controllable aspects of our business. MIP will continue to be ofcritical importance. We're committed to generating a minimum of $34 million from these initiatives in 2003. We're accelerating our product development process, sharing best practices with acquired mills and striving for world class status in safety performance. Capital spending will be constrained but we'll also continue to evaluate acquisition opportunities.

        Nexfor's financial condition continues to be strong. Cash flow from operations in 2003 is expected to be sufficient to fund capital spending as well as interest and dividend requirements. The $150 million debt maturity in July will be funded by asset sale proceeds, available cash or the issuance of commercial paper backed by committed term bank lines. Undrawn committed term bank lines amounted to $278 million at December 31, 2002, and cash balances totalled $67 million. In addition, $49 million of marketable debentures are held and the public and private debt markets are open to the Company.

        We are well positioned for earnings growth as the economy shows more consistent, broad-based improvement.

NEXFOR 2002

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

AUDITORS' REPORT

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The accompanying consolidated financial statements and all information in this annual report are the responsibility of management and have been approved by the Board of Directors.

        The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Financial statements are not precise since they include certain amounts based upon estimates and judgements. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in this annual report is consistent with that in the financial statements.

        Management is responsible for establishing and maintaining adequate internal controls. Management believes that Nexfor maintains effective internal controls over financial reporting, which are designed to permit the accurate and timely preparation of financial statements in accordance with generally accepted accounting principles in Canada.

        The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

        The Audit Committee is appointed by the Board and reviews the financial statements and management's discussion and analysis; considers the report of the external auditors; assesses the adequacy of the internal controls of the Company; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The Committee reports its findings to the Board of Directors for consideration when approving the financial statements for issuance to the shareholders.

January 20, 2003

DOMINIC GAMMIERO	JOHN TREMAYNE
President & Chief Executive Officer	Senior Vice President & Chief Financial Officer

AUDITORS' REPORT

To the Shareholders of Nexfor Inc.

        We have audited the consolidated balance sheets of Nexfor Inc. as at December 31, 2002 and 2001, and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Canada	ERNST & YOUNG LLP
January 20, 2003	Chartered Accountants

CONSOLIDATED BALANCE SHEETS

	Years ended December 31
	2002	2001
	(US $ millions)
ASSETS
Current assets:
Cash and short-term notes	$67	$116
Temporary investments (Note 5)	—	49
Accounts receivable	182	170
Inventory (Note 3)	181	161
Future income taxes (Note 9)	13	15

	443	511
Property, plant and equipment (Note 4)	1,439	1,266
Other assets (Note 5)	80	18
Future income taxes (Note 9)	7	—

	$1,969	$1,795

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank advances	$1	$—
Accounts payable and accrued liabilities (Note 14)	264	206
Current portion of long-term debt (Note 6)	153	3

	418	209
Long-term debt (Note 6)	659	687
Other liabilities (Note 12)	80	61
Future income taxes (Note 9)	12	24
Shareholders' equity (Note 7)	800	814

	$1,969	$1,795

(See accompanying notes)

On behalf of the Board:

K. LINN MACDONALD	DOMINIC GAMMIERO
Chairman	President & Chief Executive Officer

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

	Years ended December 31
	2002	2001
	(US $ millions, except per share information)
EARNINGS
Net sales	$1,481	$1,318

Operating costs:
Cost of sales	1,271	1,144
Depreciation	121	95
Selling, general and administrative (Note 7)	61	57

	1,453	1,296

Operating earnings	28	22
Interest and other income (Note 5)	6	6
Interest expense (Note 6)	(37)	(33)
Income tax recovery (Note 9)	16	17

Earnings	$13	$12

Earnings per common share (Notes 2 and 8)
— Basic	$0.08	$0.07
— Diluted	$0.08	$0.07

RETAINED EARNINGS
Balance, beginning of year	$194	$220
Earnings	13	12
Preferred share dividends	(2)	(2)
Common share dividends	(36)	(36)

Balance, end of year	$169	$194

(See accompanying notes)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31
	2002	2001
	(US $ millions)
CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
Earnings	$13	$12
Items not affecting cash:
Depreciation	121	95
Future income taxes (Note 9)	(22)	(22)
Other items	2	(8)

Cash provided by operations	114	77
Net change in non-cash working capital balances (Note 10)	32	29

	146	106

INVESTMENT ACTIVITIES
Additions to property, plant and equipment	(44)	(100)
Investments and other (Note 11)	(288)	(38)

	(332)	(138)

FINANCING ACTIVITIES
Issue of 7.25% debentures (Note 6)	250	—
Other debt repaid, net (Note 6 and 10)	(115)	(97)
Issue of 8.125% debentures (Note 6)	—	200
Term debt repayments (Note 6)	—	(37)
Dividends	(22)	(34)
Realized interest rate swap gain (Note 6)	30	13
Foreign exchange due to change in accounting policy (Note 2)	(6)	(3)

	137	42

Increase (decrease) in cash and short-term notes	$(49)	$10

(See accompanying notes)

NEXFOR 2002

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in millions of US dollars, except per share information)

        In these notes "Nexfor" means Nexfor Inc. and all of its consolidated subsidiaries and affiliates, and "Company" means Nexfor Inc. as a separate corporation.

NOTE 1.    ACCOUNTING POLICIES

  Basis of Presentation

        The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Nexfor's interests in investments in which it has significant, but less than controlling interests, are accounted for by the equity method.

  Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses during a period. Actual results could differ from those estimates.

  Valuation of Inventories

        Inventories of raw materials and operating supplies are valued at the lower of average cost and replacement cost or net realizable value. Inventories of manufactured products are valued at the lower of average cost and net realizable value.

  Property, Plant and Equipment

        Property, plant and equipment are recorded at cost and are depreciated on a straight-line basis. The rates of depreciation are intended to fully depreciate manufacturing and non-manufacturing assets over the following periods that approximate their useful lives:

Buildings	20 to 40 years
Sawmills and panelboard production equipment	10 to 15 years
Paper and pulp mill machinery and production equipment	20 years
Logging machinery and equipment	4 to 10 years

        Silviculture costs on owned timberlands are capitalized. Depletion of timber is determined on an appropriate basis related to log production and included in depreciation. Interest is capitalized on major capital projects during construction. Costs, net of revenues, incurred during the start-up period of major capital projects are deferred as other assets and amortized over the early productive life of the project.

  Employee Future Benefits

        Nexfor sponsors various defined benefit and defined contribution pension plans, which cover substantially all employees and are funded in accordance with applicable plan and regulatory requirements. Nexfor also provides a variety of non-pension post-retirement benefits to eligible retirees, including life insurance, medical and dental benefits, which are funded on a pay-as-you-go basis.

        The obligations associated with these benefit plans are actuarially valued using the projected unit credit method pro-rated on services, management's best estimate assumptions for expected investment performance, salary escalation, health care cost trend rates, and a current market discount rate. Plan assets are measured at fair value. Prior service costs related to plan amendments and transitional assets are amortized on a straight-line basis over the estimated average remaining service lives (EARSL) of the employee groups. The net actuarial gains or losses in excess of 10% of the greater of the accrued benefit obligation and the fair value of plan assets are amortized on a straight-line basis over EARSL.

  Revenue Recognition

        Net sales are recognized when the risks of ownership pass to the purchaser. This is generally when goods are shipped.

  Stock Options

        Effective January 1, 2002, the Company began accounting for its stock option plans in accordance with recommendations promulgated by The Canadian Institute of Chartered Accountants. These recommendations have been applied prospectively.

        The Company accounts for stock options using the fair value method. Under the fair value method, compensation expense for options is measured at the grant date using an option pricing model and recognized in earnings on a straight-line basis over the vesting period.

  Translation of Foreign Currencies

        During the fourth quarter of 2002, the United States dollar (US dollar) became the functional currency of Nexfor's Canadian operations and Nexfor adopted the US dollar as its reporting currency (note 2).

        Prior to the change in reporting currency, the accounts of subsidiaries having a functional currency other than the Canadian dollar were translated using the current rate method under which assets and liabilities are translated at the exchange rate prevailing at the year-end and revenues and expenses at average rates during the year. Gains or losses on translation were not included in the consolidated statements of earnings but were deferred and shown as a separate item in shareholders' equity. Gains or losses on foreign currency-denominated balances and transactions that were designated as hedges of net investments in these subsidiaries were reported in the same manner as translation adjustments.

        Gains or losses on forward foreign exchange contracts that served to hedge future US dollar-denominated net sales were recognized at their settlement dates and were recorded in net sales.

        Subsequent to the change in reporting currency, the accounts of subsidiaries having a functional currency other than the US dollar are translated using the current rate method. Gains or losses on translation are deferred and shown as a separate item in shareholders' equity. Gains or losses on foreign currency-denominated balances and transactions that are designated as hedges of investments in these subsidiaries are reported in the same manner as translation adjustments.

        Foreign currency-denominated monetary assets and liabilities of subsidiaries where the functional currency is the US dollar are translated at the rate of exchange prevailing at year-end. Gains or losses on translation of these items are included in the consolidated statements of earnings. Gains or losses on transactions which hedge these items are also included in the consolidated statements of earnings.

        Gains or losses on forward foreign exchange contracts that serve to hedge future Canadian dollar-denominated costs are recognized at their settlement dates and are included in cost of sales.

  Financial Instruments

        The carrying values of financial instruments approximate fair value, except where disclosed in these notes. Fair values disclosed are determined using actual quoted market prices or, if not available, indicative prices based on similar publicly traded instruments.

NOTE 2.    CHANGE IN ACCOUNTING POLICY

        During the fourth quarter of 2002, the US dollar became the functional currency of Nexfor's Canadian operations as a result of the increase in US dollar-denominated expenditures of those operations as compared to prior years. Concurrent with this change in functional currency, Nexfor adopted the US dollar as its reporting currency. Under Canadian GAAP, the change in reporting currency was effected using the translation of convenience method whereby all historical financial transactions and balances are translated into US dollars using the exchange rate in effect on the date of changing the reporting currency. The exchange rate used to translate historical balances and transactions was CAD $1.00 = US $0.6380.

        US dollar-denominated issues and repayments of debt in the consolidated statements of cash flows and balances in note 6, long-term debt, have been reflected at their actual amounts with foreign exchange adjustments due to the use of the translation of convenience method separately identi ed.

NOTE 3.    INVENTORY

	2002	2001
Logs, pulp chips and pulpwood	$29	$35
Paper and pulp products	64	47
Lumber, panel products and other building materials	36	37
Operating and maintenance supplies	52	42

	$181	$161

NOTE 4.    PROPERTY, PLANT AND EQUIPMENT

		Net Book Value
	Cost	Accumulated Depreciation	2002	2001
Building materials	$1,463	$544	$919	$723
Paper and pulp	1,085	629	456	477
Timber and timberlands	87	33	54	52
Construction in progress	9	—	9	13
Other	2	1	1	1

	$2,646	$1,207	$1,439	$1,266

NOTE 5.    OTHER ASSETS

        Other assets includes a $49 convertible subordinated debenture of Canfor Corporation (Canfor). The debenture has a face value of CAD $78, bears interest at 6.25%, is due on November 23, 2006, and is redeemable by Canfor if certain conditions are met. The debenture is convertible into common shares of Canfor at a conversion price of CAD $13.20 per share.

NOTE 6.    LONG-TERM DEBT

	2002	2001
NEXFOR INC. AND ITS WHOLLY-OWNED SUBSIDIARIES
7.5% debentures due 2003	$150	$150
6.875% debentures due 2005	200	200
8.125% debentures due 2008	200	200
7.25% debentures due 2012	250	—
Other debt	6	3
Commercial paper and bank term loans (2001 CAD $186)	—	119
JOINT VENTURES
Environmental bonds due to 2025	6	6
Bank term loans	—	2
Foreign exchange due to change in accounting policy	—	10

	812	690
Current portion of long-term debt	(153)	(3)

	$659	$687

        Maturities of long-term debt at December 31, 2002, are: 2003 — $153; 2004 — $1; 2005 — $201; 2006 — nil; 2007 — nil and subsequent — $457.

        Commercial paper and bank term loans include short-term borrowings, which are classified as long-term debt as they are supported by $293 of committed term bank lines expiring through 2008 and bear interest at various money market rates. At December 31, 2002, $15 of these lines had been utilized, with the balance available to support the Company's short-term liquidity requirements. In addition, the Company maintains a $100 subordinated stand-by loan facility with a related company at market terms.

        During the year, the Company issued $250 of debentures maturing July 2012. The proceeds were used to pay other indebtedness. In conjunction with the issue of the debentures, the Company entered into interest rate swap agreements of $250 that effectively converted the interest expense on the debentures to floating rates. The terms of these swaps corresponded to the terms of the debentures.

        During the year, the Company realized a gain of $30 (2001 — $13) in respect of $650 (2001 — $400) of interest rate swaps. These gains are being deferred and amortized over the remaining term of the debt against which these swaps were designated as hedges. These swaps were replaced with new swaps of $525 (2001 — $400) that effectively convert a portion of the Company's interest expense from fixed rates to floating rates. The terms of the swaps correspond to the terms of the underlying debt issues.

        The effective interest rate on Nexfor's debt-related obligations is 4.5% at December 31, 2002 (2001 — 4.16%). The aggregate fair value of Nexfor's debt is $812, consisting of debt of $862 and gains on interest rate swaps of $50.

        Interest expense on long-term debt for the year was $37 (2001 $33). Total interest paid during the year was $29 (2001 — $33), including interest capitalized on plant and equipment under construction of nil (2001 — $4).

NOTE 7.    SHAREHOLDERS' EQUITY

	2002	2001
Capital stock:
2,400,000 Class A preferred shares Series I	$38	$38
144,449,875 common shares (2001 — 141,560,707)	583	567
Retained earnings	169	194
Foreign exchange translation adjustment	12	17

	802	816
Executive share purchase plan loans	(2)	(2)

	$800	$814

        As at December 31, 2002, the authorized capital stock of the Company is as follows:

  •
  Class A preferred shares, an unlimited number; 20,000,000 Series 1, bearing dividends at 72% of prime plus an adjustment factor (currently 28% of prime), cumulative and redeemable at issue price.

  •
  Class B preferred shares, an unlimited number.

  •
  Non-voting participating shares, an unlimited number.

  •
  Common shares, an unlimited number.

        Summary of common share transactions:

	2002		2001
	Shares	Amount	Shares	Amount
Balance, beginning of year	141,560,707	$567	140,306,593	$561
Dividend reinvestment plan	2,814,168	16	812,478	4
Issue of common shares	75,000	—	505,275	2
Repurchase & cancellation of common shares	—	—	(63,639)	—

Balance, end of year	144,449,875	$583	141,560,707	$567

        Loans receivable from officers of $2 (2001 — $2) under the Company's executive share purchase plan are included as a reduction of shareholders' equity. The loans mature in 2008 through 2012, are callable by the Company at any time, and are secured by a pledge of 636,875 (2001 — 607,375) common shares.

        Under the Company's stock option plan, the Board of Directors of the Company may issue stock options to certain directors and employees of Nexfor. These options vest over a 5-year period and expire 10 years from the date of issue. Included in selling, general and administrative costs is $1 (2001 — nil) related to these options.

        The following table summarizes the changes in options outstanding during the year:

	2002		2001
	Shares	Weighted Average Exercise Price (CAD $)	Shares	Weighted Average Exercise Price (CAD $)
Balance, beginning of year	3,924,750	$7.53	3,152,100	$7.87
Options granted	1,205,100	7.98	1,180,500	6.90
Options exercised	(18,800)	6.56	(16,000)	6.13
Options cancelled	(39,100)	7.87	(47,600)	8.15
Options expired	—	—	(344,250)	8.51

	5,071,950	$7.63	3,924,750	$7.53

Exercisable at year-end	1,952,510	$7.77	1,201,800	$7.92

        Options exercised include nil (2001 — 3,400) options settled through the issuance of shares.

        The following table summarizes the weighted average exercise prices and the weighted average remaining contractual life of the options outstanding at December 31, 2002.

Range of Exercise Prices (CAD $)	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price (CAD $)	Options Vested	Weighted Average Exercise Price (CAD $)
$6.13 — $6.90	2,124,000	7.2 years	$6.55	810,200	$6.35
$7.95 — $8.60	2,529,000	7.7 years	8.28	734,160	8.54
$9.20 — $10.00	418,950	4.3 years	9.24	408,150	9.23

	5,071,950	7.2 years	$7.63	1,952,510	$7.77

NOTE 8.    EARNINGS PER COMMON SHARE

        Earnings per common share is calculated as follows:

	2002	2001
EARNINGS AVAILABLE TO COMMON SHAREHOLDERS
Earnings	$13	$12
Less: preferred share dividends	(2)	(2)

Earnings available to common shareholders	$11	$10

COMMON SHARES (millions)
Weighted average number of common shares outstanding	$142.1	$140.2
Stock options	0.4	0.2

Diluted number of common shares	$142.5	$140.4

EARNINGS PER COMMON SHARE
Basic	$0.08	$0.07

Diluted	$0.08	$0.07

        The common shares pledged under the Company's executive share purchase plan are deducted from the weighted average number of common shares outstanding. Stock options issued under the Company's stock option plan (note 7) were included in the calculation of diluted number of common shares to the extent the exercise price of those options was less than the average market price of the Company's common shares.

NOTE 9.    INCOME TAXES

        Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities in the financial statements and the amounts used for income tax purposes.

        Significant components of the provision for (recovery of) income taxes are as follows:

	2002	2001
Current tax expense	$6	$5
Future income tax recovery	(22)	(22)

Income tax recovery	$(16)	$(17)

        The differences between income taxes computed using statutory tax rates and income tax recovery as recorded are as follows:

	2002	2001
Loss before income tax recovery	$(3)	$(5)

Tax recovery at combined statutory rates	(1)	(2)
Effect of:
Rate differences on foreign activities	(19)	(17)
Rate differences on manufacturing activities	1	1
Non-taxable income and expenses	—	(2)
Large corporations tax and other	3	3

Income tax recovery	$(16)	$(17)

        The income tax effects of temporary differences that give rise to future income taxes are as follows:

	2002	2001
Benefit of tax loss-carryforwards	$128	$80
Investment tax credits	20	17
Alternative minimum taxes paid	5	8
Post-employment benefits	15	20
Other future income tax assets	24	24
Property, plant and equipment	(184)	(158)

Future income taxes, net	$8	$(9)

Represented by:
Current future income tax asset	$13	$15
Long-term future income tax asset	7	—
Long-term future income tax liability	(12)	(24)

	$8	$(9)

        Income and income-related taxes of nil (2001 $8) were paid during the year.

NOTE 10.    CHANGE IN NON-CASH WORKING CAPITAL

        The net change in non-cash working capital balances comprises:

	2002	2001
Cash provided by (used for):
Accounts receivable	$(10)	$3
Inventory	(7)	32
Accounts payable and accrued liabilities	49	(6)

	$32	$29

        Changes in bank advances and current portion of long-term debt are included in other debt repaid, net.

NOTE 11.    INVESTMENT AND ACQUISITIONS

        In April 2002, Nexfor purchased two oriented strand board mills in Texas and one in Georgia for $250. The allocation of the purchase price is as follows:

Working capital	$8
Property, plant and equipment	242

$250

        In May 2002, Nexfor purchased a pulp mill, a paper mill and a land fill facility in New Hampshire for a nominal amount. Subsequent to the acquisition, Nexfor sold the land fill facility for proceeds of $10 and signed an agreement whereby the New Hampshire paper and pulp mills will utilize the facility to dispose of its waste. A pre-tax gain of $3 has been recorded in earnings. The balance of the gain of $7 has been deferred and will be amortized over the minimum term of the waste disposal agreement.

NOTE 12.    EMPLOYEE BENEFIT PLANS

  Pension Plans

        Nexfor has a number of pension plans, participation in which is available to substantially all employees after periods of up to two years of continuous service. Hourly employees are generally members of negotiated plans. Nexfor's obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. The measurement date for all defined benefit pension plans is September 30. Information about these plans is as follows:

	2002	2001
CHANGE IN ACCRUED BENEFIT OBLIGATION DURING THE YEAR:
Accrued benefit obligation, beginning of year	$379	$360
Employee contributions	2	3
Current service cost	9	8
Interest on accrued benefit obligation	26	25
Benefits paid	(26)	(36)
Net actuarial loss	19	13
Curtailment gain	—	(2)
Foreign currency exchange rate impact	(4)	8

Accrued benefit obligation, end of year(1)	$405	$379

CHANGE IN PLAN ASSETS DURING THE YEAR:
Plan assets, beginning of year	$316	$375
Actual return on plan assets	(20)	(43)
Employer contributions	10	12
Employee contributions	2	3
Benefits paid	(26)	(36)
Foreign currency exchange rate impact	(2)	5

Plan assets, end of year(1)	$280	$316

RECONCILIATION OF FUNDED STATUS:
Accrued benefit obligation	$405	$379
Plan assets	280	316

Accrued benefit obligation in excess of plan assets	(125)	(63)
Unamortized net actuarial loss	124	61
Unamortized prior service costs	7	8
Unamortized net transitional asset	(15)	(17)
Post-measurement date contributions	4	1

Net accrued benefit liability	$(5)	$(10)

(1)
Includes accrued benefit obligations of $405 (2001 — $362) and plan assets of $280 (2001 — $297) related to defined benefit pension plans with accrued benefit obligations in excess of plan assets.

	2002	2001
COMPONENTS IN NET PENSION EXPENSE:
Current service cost	$9	$8
Interest on accrued benefit obligation	26	25
Expected return on plan assets	(27)	(29)
Amortization of transitional asset	(1)	(1)
Amortization of prior service costs	1	1
Amortization of net actuarial (gain) loss	1	(1)
Curtailment gain	—	(2)

Net periodic pension expense	$9	$1

SIGNIFICANT ACTUARIAL ASSUMPTIONS:
Discount rate	6.50%-6.75%	6.75%-7.25%
Expected long-term rate of return on plan assets	8.00%	8.00%
Rate of compensation increase	3.75%-4.00%	3.75%-4.50%

        Operating costs include $7 (2001 — $6) related to contributions to Nexfor's defined contribution pension plans.

  Post-Retirement Benefit Plans

        Nexfor funds health care benefits costs on a pay-as-you-go basis. Nexfor's obligations under its post-retirement benefit plans are determined periodically through actuarial valuations. The measurement date for all post-retirement benefit plans is September 30. Information about these plans is as follows:

	2002	2001
CHANGE IN ACCRUED BENEFIT OBLIGATION DURING THE YEAR:
Accrued benefit obligation, beginning of year	$38	$29
Current service cost	1	1
Interest on accrued benefit obligation	2	3
Benefits paid	(2)	(1)
Net actuarial loss	13	4
Curtailment loss	—	1
Foreign currency exchange rate impact	(5)	1

Accrued benefit obligation, end of year	$47	$38

RECONCILIATION OF FUNDED STATUS:
Accrued benefit obligation	$47	$38
Plan assets	—	—

Accrued benefit obligation in excess of plan assets	(47)	(38)
Unamortized net actuarial loss	9	1
Post-measurement date contributions	1	1

Net accrued benefit liability	$(37)	$(36)

	2002	2001
COMPONENTS OF NET POST-RETIREMENT BENEFIT EXPENSE:
Current service cost	$1	$1
Interest on accrued benefit obligation	2	3

Net periodic post-retirement benefit expense	$3	$4

SIGNIFICANT ACTUARIAL ASSUMPTIONS:
Discount rate	6.50%-6.75%	6.75%-7.25%
Health care cost trend rate — 2002	10.00%-10.25%	7.30%-8.00%
Health care cost trend rate — 2012 (ultimate)	5.00%-5.25%	4.50%-5.50%

  Post-Employment Benefits

        The Company paid $3 (2001 — $10) of severance related payments.

NOTE 13.    COMMITMENTS & CONTINGENCIES

  COUNTERVAILING DUTY AND ANTIDUMPING DUTY

        Through 2001 and early 2002 the US Department of Commerce (DOC) and the US International Trade Commission (ITC) made various determinations under petitions to impose antidumping duties (ADD) and countervailing duties (CVD) on softwood lumber exported from Canada to the United States.

        On May 16, 2002, the ITC ruled on the CVD and ADD announced by the DOC on March 22, 2002. The impact of the ITC ruling is that the CVD of 18.8% and ADD of 8.4% apply to shipments of lumber to the US after May 22, 2002. From May 22, 2002, onward, Nexfor's Quebec mills will be subject to both the CVD and ADD, while the New Brunswick mills will only be subject to ADD.

        The table below summarizes the duties paid or accrued through December 31, 2002:

Duties charged to earnings to December 31, 2001	$3
Duties charged to earnings during 2002	8
Duties paid during 2002	(6)
Duties reversed in the second quarter of 2002	(5)

Duties accrued to December 31, 2002	$—

        Nexfor and other Canadian forest product companies, the Federal Government and Canadian provincial governments (Canadian Interests) categorically deny the US allegations and strongly disagree with determinations made by the ITC and DOC. Canadian Interests continue to aggressively defend the Canadian industry in this trade dispute. Canadian Interests have appealed the decisions of these administrative agencies to appropriate courts, North American Free Trade Agreement (NAFTA) panels and the World Trade Organization (WTO). Notwithstanding the rates established by the rulings, the final liability for the assessment of CVDs and ADDs will not be determined until the administrative review process is complete.

        The final amount and the effective date of CVDs and ADDs that may be assessed on Canadian softwood lumber exports to the US cannot be determined at this time and will depend on determinations yet to be made by any reviewing courts, NAFTA or WTO panels.

  Forward Foreign Exchange Contracts

        The Company has entered into forward foreign exchange contracts of £165 (2001 — £183), which are designated as a hedge against its net investments in the United Kingdom. In addition, the Company has entered into forward foreign exchange contracts of CAD $12, which are designated as a hedge against its net Canadian dollar-denominated monetary assets. In 2001, the Company had entered into forward foreign exchange contracts of US $241 that were designated as a hedge against its net investment in the United States.

        The Company has entered into forward foreign exchange contracts of CAD $108, which are designated as a hedge of future Canadian dollar-denominated net costs. These agreements mature at various dates to October 15, 2003, at an average exchange rate of CAD $1.00 = US $0.6372.

  Environment

        During 2002, certain environmental tests were conducted on land associated with a mill site previously shut down by Nexfor. These tests indicated the presence of contaminated soil on the site. Site remediation requirements and any costs thereon are not determinable at this time. However, Nexfor believes that any remediation costs for the site will ultimately be recoverable from the previous owners of the mill.

  Other

        Nexfor has entered into various commitments for capital expenditures and the future supply of operating services and materials.

NOTE 14.    RELATED PARTY TRANSACTIONS

        Nexfor purchases certain of its electricity from related parties. These parties are related by virtue of being under common significant influence. During 2002, Nexfor purchased $9 (2001 — $6) of electricity from these related parties. Included in accounts payable and accrued liabilities is $1 (2001 — nil) owing to these related parties.

        In 2002, the Company paid $1 (2001 — nil) in fees related to a $100 subordinated stand-by loan facility arranged with a party related by virtue of being under common significant influence.

NOTE 15.    SIGNIFICANT DIFFERENCES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

        These consolidated financial statements vary in certain respects from financial statements prepared in accordance with US GAAP. Application of US GAAP would have affected earnings and financial position as set out below:

	2002	2001
ADJUSTED BALANCE SHEET ACCOUNTS
Current assets, excluding future income taxes	$430	$489
Property, plant and equipment	1,425	1,231
Other assets	67	13
Future income taxes, net	48	12
Current liabilities	418	206
Long-term debt	659	676
Other liabilities	167	100
Shareholders' equity	726	763
ADJUSTMENTS TO EARNINGS
Earnings in the consolidated statements of earnings	$13	$12
Unrealized gain on foreign exchange contracts(1)	—	1
Provision for Paper and Pulp operations(2)	1	1
Capitalized start-up costs(3)	(7)	(4)
Income taxes relating to above adjustments	2	1

Earnings in accordance with US GAAP	9	11
Change in foreign currency translation adjustment	7	(43)
Unrealized loss on temporary investments	(1)	(1)
Minimum pension liability adjustment(5)	(52)	(26)
Unrealized gain (loss) on foreign exchange contracts(1)	5	(8)
Income taxes on comprehensive income items	18	10

Comprehensive loss in accordance with US GAAP(4)	$(14)	$(57)

Earnings per common share(7)
— Basic	$0.05	$0.06
— Diluted	$0.05	$0.06

ADJUSTMENTS TO SHAREHOLDERS' EQUITY
Shareholders' equity in the consolidated balance sheets	$800	$814
Adjustments affecting opening shareholders' equity
Recognition of unrealized gain on foreign exchange contracts	2	1
Provision for Paper and Pulp operations	(15)	(16)
Capitalized start-up costs	(14)	(10)
Future income tax on adjustments	10	9
Impact of change in reporting currency(6)	—	(13)
Adjustment to earnings	(4)	(1)
Cumulative comprehensive income related to gains on temporary investments		1
Cumulative comprehensive loss related to minimum pension liability	(52)	(17)
Cumulative comprehensive loss related to foreign exchange contracts	(1)	(5)

	$726	$763

(1)
Under US GAAP, forward foreign exchange contracts that serve as an economic hedge of future foreign currency-denominated transactions must be carried at fair value with the unrealized gains or losses for the period included in the determination of comprehensive income. Prior to the change in US GAAP in accounting for derivative instruments and hedging activities that became effective January 2001, these unrealized gains or losses were recognized in income for US GAAP purposes.

(2)
Under US GAAP, the estimated future cash flows used to determine the recoverability of the paper and pulp assets must exclude carrying charges. In addition, the provision against these operations was determined by discounting the cash flows and comparing to the carrying costs of those assets.

(3)
Under US GAAP, costs incurred net of revenues earned during the start-up of a new production facility must be charged to income in the year incurred.

(4)
Under US GAAP, certain direct credits or charges to shareholders' equity must be included in the determination of comprehensive income.

(5)
Under US GAAP, an additional minimum pension liability must be recognized when an unfunded accumulated benefit obligation exists.

(6)
Under US GAAP, a change in reporting currency requires the retroactive restatement of the financial statements using historical exchange rates.

(7)
Earnings per common share under US GAAP is calculated based on earnings in accordance with US GAAP.

NOTE 16.    SEGMENTED INFORMATION

        Nexfor operates principally in Canada, the United States and the United Kingdom, and is divided into three main operating segments: North American Building Materials, European Panels, and Paper and Pulp.

a.
Operating Segments

	North American Building Materials	European Panels	Paper and Pulp	Consolidated Total
2002
Net sales	$654	$227	$600	$1,481
Operating earnings (loss)	46	(2)	(16)	28
Assets
Segmented	860	314	650	1,824
Non-segmented and corporate assets				78
Cash and short-term notes				67

Total assets				$1,969

Depreciation	$58	$23	$40	$121
Capital investments	$14	$8	$22	$44

	North American Building Materials	European Panels	Paper and Pulp	Consolidated Total
2001
Net sales	$475	$208	$635	$1,318
Operating earnings (loss)	35	(20)	7	22
Assets
Segmented	672	304	641	1,617
Non-segmented and corporate assets				62
Cash and short-term notes				116

Total assets				$1,795

Depreciation	$35	$20	$40	$95
Capital investments	$46	$23	$31	$100

b.
Geographic Segments

        Net sales by geographic segment are determined based on the country of shipment.

	Net Sales		Property, Plant and Equipment
	2002	2001	2002	2001
United States	$860	$725	$859	$665
Canada(1)	394	385	345	370
United Kingdom	227	208	235	231

Consolidated total	$1,481	$1,318	$1,439	$1,266

(1)Export sales included in total	$238	$246

NOTE 17.    COMPARATIVE FIGURES

        Certain 2001 figures have been reclassified to conform to current year's presentation.

ANNUAL INFORMATION FORM
NEXFOR INC.

March 14, 2003

2    NEXFOR INC. ANNUAL INFORMATION FORM

GLOSSARY

Chemical pulp:  pulp produced from wood chips using chemical processes to break the bonds between the wood fibres

Coated paper:  paper coated with clay and treated to impart a smooth glossy surface

Cogeneration:  generation of power in an industrial power plant to produce both steam and electricity for in-plant use, as well as electricity for sale to outside utility companies

Deinked pulp:  pulp made by processing recycled paper to remove ink and other contaminants

Dimension lumber:  wood that is milled into standard sizes for construction uses fbm:  foot-board measure (board foot) — one square foot of lumber one inch thick

Freehold land:  land that is wholly owned by Nexfor

Groundwood paper:  paper with mechanical pulp as its major component which differs from newsprint in brightness, surface characteristics and end uses

Hectare:  2.471 acres

Kraft or sulphate pulp:  chemical pulp produced by an alkaline cooking process using sodium sulphate

Market pulp:  pulp sold on the open market between non-affiliated companies

Mechanical pulp:  pulp produced from roundwood or wood chips by mechanically breaking the bonds between wood fibres

MDF (medium density fibreboard):  panelboard produced by chemically bonding wood fibres and fibre bundles, of uniform size, under heat and pressure

m3:  cubic metre or 35.315 cubic feet

Mfbm (MMfbm):  thousand (million) feet board measure

Msf (MMsf) 1/16" basis:  thousand (million) square feet, 1/16 inch thick, used to measure panelboard

OSB (oriented strand board):  panelboard produced by chemically bonding strands of wood under heat and pressure

Panelboards:  plywood, oriented strand board, particleboard and medium density fibreboard

Paperboard:  a thick paper used to produce rigid boxes and a variety of packaging applications

Particleboard:  panelboard produced by chemically bonding wood particles generated from virgin roundwood, sawmill residues or recycled sources under heat and pressure

Plywood:  laminated veneers of solid wood

Release paper:  paper designed to be easily removed from sticky surfaces, e.g. backing paper for labels

Silviculture:  the science of forest management

Sludge:  waste material produced through the removal of unwanted solid material such as ink from waste paper in the deinking process

Sulphite pulp:  chemical pulp produced by an acid cooking process using magnesium or calcium bisulphite

Thermal base paper:  paper coated with a heat-sensitive material that will change colour when heat is applied in a thermal printer

Tonne:  metric ton 1,000 kilograms or 2,204 pounds

Wood pulp:  wood fibres produced from solid wood or wood chips for use in the production of paper, paperboard and other products

Woodfree paper or fine paper:  paper with bleached chemical pulp as its major component

NEXFOR INC. ANNUAL INFORMATION FORM    3

CORPORATE STRUCTURE

        Nexfor Inc. is a corporation existing under the laws of Canada. Nexfor Inc. was continued by articles of amalgamation issued under the Canada Business Corporations Act on December 31, 1998. On that date, Noranda Forest Inc. amalgamated with NFI Holdings Inc. as part of a series of transactions whereby Noranda Inc. transferred the ownership of its 67% common share interest in Noranda Forest Inc. to its common shareholders. The registered and principal office of Nexfor Inc. is Suite 500, 1 Toronto Street, Toronto, Ontario M5C 2W4.

        References in this form to the "Company" or to "Nexfor" refer to Nexfor Inc. and its consolidated subsidiaries and proportionately accounted associated company unless the context requires otherwise.

        In the fourth quarter of 2002, Nexfor changed its reporting currency from Canadian to United States currency. All dollar amounts in this Annual Information Form are in US dollars unless otherwise specified.

        Nexfor is a major Canadian-based forest products company with operating assets in North America and the United Kingdom. Nexfor owns and controls large timberland areas and has timber cutting rights in Eastern Canada and in the United States that provide a significant portion of the raw material for the manufacture of its products. Nexfor manufactures and markets oriented strand board, lumber, other panel products, engineered wood products, printing and writing papers, technical specialty papers, packaging materials and market pulp.

        At March 14, 2003, Brascan Corporation, a major Canadian diversified corporation, owned 42.6% of the outstanding Common Shares of the Company. Nexfor Common Shares are traded on The Toronto Stock Exchange.

Subsidiaries

        The principal subsidiaries of the Company are:

Name	Jurisdiction of Incorporation or Organization	Percentage of Voting Securities Owned
Fraser Papers Inc. (Canada)	Canada	100%
Fraser Papers Inc.	Delaware	100%
Fraser N.H. LLC	Delaware	100%
Norbord Alabama Inc.	Alabama	100%
Norbord Industries Inc.	Ontario	100%
Norbord Industries, Inc.	New York	100%
Norbord Mississippi Inc.	Mississippi	100%
Norbord South Carolina Inc.	South Carolina	100%
Norbord Georgia Inc.	Georgia	100%
Norbord Texas LP (partnership)	Delaware	100%
Nexfor Limited	United Kingdom	100%
Northwood Panelboard Company (partnership)	Minnesota	50%

        There are no non-voting securities issued by any of these companies that are not 100% owned by Nexfor.

        Fraser Papers Inc., Fraser N.H. LLC and Fraser Papers Inc. (Canada), (collectively "Fraser") manufacture specialty papers, text, cover, and commercial printing papers at mills in Maine, New Hampshire and Wisconsin, and operate a paper distribution centre in Illinois. In Canada, Fraser manages a pulp and paperboard operation in New Brunswick which is integrated with the Maine paper mill. Fraser also operates sawmills and manages timberlands in Maine and New Brunswick, and a pulp mill and associated timberlands in Quebec.

        Norbord Industries Inc. ("Norbord") manages the Company's wholly-owned panelboard operations in North America, two sawmills in Quebec, an I-joist mill and a sawmill in New Brunswick, and the Northwood Panelboard Company ("Northwood Panelboard") OSB mill, which is 50% owned by Nexfor. Norbord is responsible for the sales of lumber produced at Fraser-operated sawmills.

4    NEXFOR INC. ANNUAL INFORMATION FORM

        Nexfor Limited ("Nexfor UK") manages the Company's panelboard operations in England and Scotland. These mills produce OSB, particleboard and MDF. In addition, Nexfor UK operates an integrated manufacturing facility which produces shelving and furniture components.

        Northwood Panelboard, which is owned equally by the Company and MeadWestvaco Corporation ("MeadWestvaco"), is proportionally accounted by the Company.

GENERAL DEVELOPMENT OF THE BUSINESS

        Nexfor is an integrated producer of wood-based building materials, paper and pulp. Its principal operations are located in Canada, the United States and the United Kingdom. The Company has made substantial changes in its business over the past five years by increasing its investment in the building materials sector and decreasing the capital investment in pulp and commodity papers. This change reflects the Company's strategy to grow its OSB and other wood-based panel production in North America and Europe, and to focus its paper operations on specialty markets.

        Nexfor's objectives are to achieve consistent, top-quartile performance in all its businesses. The Company has three business segments: North American Building Materials, European Panels, and Paper and Pulp. Within each of these business units, there are specific growth objectives. In North American Building Materials, Nexfor will continue to grow North American OSB activities through appropriate acquisitions that are accretive to earnings, expansion of existing facilities and construction of new mills. In European Panels, Nexfor has grown by increasing its ownership to 100% from 50% of Nexfor UK in late 1999. The Company has maintained market leadership by building a new MDF line, expanding OSB capacity and rebuilding a particleboard line. A strengthened management team has been tightly focused on aggressive margin improvements. In Paper and Pulp, Nexfor's focus is to continue increasing the percentage of specialty papers in the product mix while pursuing further margin improvements and cost reductions.

        Nexfor's Margin Improvement Program has been a key initiative to maintain and improve the Company's competitiveness. Initiated in 1997, the program involves four components: cost reduction, increases in production, product mix and service improvements, and a process to continuously generate new ideas that result in better margins. In 2002, Nexfor achieved $33 million in margin improvements, measured against 2001 at constant prices.

Changes in the Business 1999-2002

        In April 2002, Nexfor acquired three OSB mills from International Paper Company — two in Texas and one in Georgia — for $250 million. The acquisition of these mills will extend Nexfor's market coverage in the fast-growing OSB market in the southern United States. To fund this acquisition, Nexfor utilized available cash and credit lines and entered into a $150 million bridge loan agreement with Canadian banks. It also entered into a $100 million standby subordinated facility with an affiliate of its major shareholder, which remains undrawn.

        Also in the second quarter of 2002, Nexfor, through its subsidiary Fraser Papers Inc., acquired pulp, paper and related assets in New Hampshire. The assets were acquired for a nominal amount and included a paper mill, a pulp mill and a landfill site which had been shut since August 2001. In June 2002, Fraser began a phased start-up of the paper machines and expects to restart the pulp mill in the second quarter of 2003. The landfill site was sold to third parties in December 2002 for proceeds of $10 million.

        On July 3, 2002, Nexfor issued $250 million of debentures. These debentures have a term of ten years and a coupon of 7.25%. The proceeds were used to repay indebtedness, including the bridge loan entered into to acquire the three OSB mills. As of March 14, 2003, the Company has entered into interest rate swap agreements of $175 million which effectively convert a portion of the interest on the debentures to floating rates.

        During 2001, the Company permanently closed a paper mill in West Carrollton, Ohio. This mill produced 88,000 tonnes of paper in 2000 and 15,000 tonnes in 2001 prior to its closure in March. Certain of these grades are now produced at other mills, displacing commodity grades.

NEXFOR INC. ANNUAL INFORMATION FORM    5

        Also during 2001, Nexfor UK permanently ceased lamination operations at its South Shields, England location. Lamination equipment was relocated to its primary manufacturing locations resulting in lower transportation and fixed costs.

        On March 20, 2001, Nexfor issued $200 million of debentures. These debentures have a term of seven years and a coupon of 8.125%. The proceeds of the issuance were used for general corporate purposes including the repayment of indebtedness and the funding of capital expenditures. Concurrent with the issue of the debentures, the Company entered into interest rate swap agreements of $200 million which effectively convert the interest on the debentures to floating rates.

        In the second quarter of 2000, Nexfor started up a new OSB mill in South Carolina. Another new OSB mill in Alabama was started up in the third quarter of 2001.

        In August 2000, the assets of Juniper Lumber were acquired at a cost of CAD $74 million including working capital. Juniper's facilities, located in New Brunswick, include an I-joist plant, a sawmill and Crown licences covering 106,000 hectares of forestland. The acquisition of the Juniper assets increased the fibre self-sufficiency of the Edmundston pulp mill from 49% to 60%. In addition, the I-joist plant provides Nexfor with direct entry into engineered wood products.

        In 1999, Nexfor created Great Lakes Hydro Income Fund (the "Hydro Fund"), to hold its hydro-electric energy system assets. In the fourth quarter of 1999, Nexfor sold 79% of its interest in the Hydro Fund for net proceeds of CAD $232 million. In 2000, Nexfor sold its remaining 21% interest in the Hydro Fund for net proceeds of CAD $46 million.

        In November 1999, the Company significantly reduced its exposure to pulp and lumber markets by selling its 50% interest in Northwood Inc., an integrated forest products company in British Columbia. Nexfor sold its interest to Canfor Corporation for CAD $240 million in cash and a seven year, CAD $77.5 million convertible debenture bearing interest at 6.25%. The debenture is convertible into Canfor common shares at a conversion price of CAD $13.20. Canfor also assumed Nexfor's CAD $46 million portion of Northwood's net debt.

        Also in November 1999, Nexfor acquired the 50% of CSC Forest Products Limited owned by Glunz AG, making CSC a wholly-owned subsidiary. Nexfor paid £50 million for the shares and assumed an additional £25 million of CSC debt. On January 1, 2002, CSC Forest Products Limited changed its name to Nexfor Limited.

Share Repurchases and Redemption

        In 2000, Nexfor purchased 9.9 million of its Common Shares under a Normal Course Issuer Bid at a cost of CAD $85 million. In 1999, 2.5 million Common Shares were repurchased at a cost of CAD $16 million. On each of March 6, 2000 and December 14, 2000, Nexfor redeemed 2.8 million of its Class A Preferred Shares Series 1 for CAD $70 million plus accrued dividends. These redemptions reduced the number of Class A Preferred Shares outstanding to 2.4 million.

Business Conditions 2000-2002

        For details on the general development of Nexfor's businesses over the past three years see Nexfor's Management's Discussion and Analysis and Nexfor's Financial Statements and Notes thereto which are included in the Company's Annual Reports for the years 2002, 2001 and 2000 and are incorporated by reference in this Annual Information Form.

  Outlook

        For details on Nexfor's outlook, see Nexfor's Management's Discussion and Analysis which is included in the Company's annual report for 2002 and is incorporated herein by reference.

6    NEXFOR INC. ANNUAL INFORMATION FORM

Risks of the Business

        The principal risks to Nexfor's businesses include those that would be generally expected of an internationally-diverse capital-intensive goods industry.

  Adverse Industry Operating Conditions and Cyclical Nature of Business

        Nexfor's financial performance is principally dependent on the selling prices of its products. The markets for most of Nexfor's products are highly cyclical and are characterized by periods of supply and demand imbalance during which its product prices have tended to fluctuate significantly. These imbalances, which may affect different segments of Nexfor's business at different times, are influenced by numerous factors that are beyond Nexfor's control, including changes in global and regional capacity for a particular product or group of products, changes in the end-use of those products or the increased use of substitute products, and the overall level of economic activity in the regions in which Nexfor conducts business. Nexfor and its competitors have in the past been negatively affected by declines in product pricing and have periodically taken market-related production downtime.

  Currency Exposures

        Nexfor reports its financial results in US dollars. A portion of the Company's product prices and manufacturing costs are influenced by relative currency values (particularly the Canadian dollar, US dollar, Pound Sterling and Euro). Significant fluctuations in relative currency values could negatively affect the cost competitiveness of its facilities, the value of its foreign investments, the results of its operations and its financial position. Nexfor's policy is to hedge all significant balance sheet exposures as well as a portion of its net foreign currency cash flows.

  Competition

        The forest products industry is a highly competitive business environment in which companies compete to a large degree on the basis of price. Nexfor's principal market is in the United States where it competes with Canadian, US and, in some instances, non-North American producers. Nexfor's European panel operations compete with other European producers. Certain competitors may have lower-cost facilities than Nexfor. Nexfor's ability to compete in these and other markets is dependent upon a variety of factors such as manufacturing and transportation costs, continued free access to markets (see "Softwood Lumber Dispute" below), customer service, product quality, and currency exchange rates.

  Timber Resource

        A significant portion of Nexfor's timber requirements in Canada are met through timber supply and forest management agreements and sustainable forest licenses ("Crown Arrangements") with Canadian provincial governmental authorities ("Governmental Authorities"). These Crown Arrangements, among other things, require the payment of stumpage fees for timber harvested and compliance with specified rehabilitation and silvicultural management practices, cover periods ranging from 20 to 25 years and are renewed or extended every five years. These Crown Arrangements could be revoked or cancelled for non-performance. The Crown Arrangements also contain terms and conditions, which could, under limited circumstances, result in a reduction of annual allowable timber that may be harvested by Nexfor without any compensation. Canadian aboriginal groups have made claims in respect of land governed by Governmental Authorities, which could affect a portion of these Crown Arrangements. Any settlements in respect of these claims could increase the cost to harvest timber on such land and could lower the volume of timber available to Nexfor. (See "Description of the Business — North American Building Materials — Principal Plants — Lumber and I-joists" and "Forest Resources" below.)

        In the United States, the United Kingdom and Canada, Nexfor purchases timber, chips and other wood residues as well as recycled materials on the open market in competition with other users of such wood resources.

NEXFOR INC. ANNUAL INFORMATION FORM    7

  Softwood Lumber Dispute

        As a result of the Softwood Lumber Agreement entered into between the governments of Canada and the United States effective April 1996, softwood lumber producers in Quebec, Ontario, British Columbia and Alberta were subject to a fee on any softwood lumber shipped to the United States in excess of 14.7 billion board feet per annum. This Agreement expired on March 31, 2001. On April 2, 2001, a coalition of US lumber producers brought a countervailing duty case and antidumping proceedings against Canadian produced softwood lumber. Preliminary findings by the US Government resulted in the imposition of both a preliminary Countervailing Duty ("CVD") of 19.31% and a preliminary Anti Dumping Duty ("ADD") of 12.58% against Canadian lumber exports to the United States. On May 16, 2002, the US Government confirmed a final CVD of 18.8% and a final ADD of 8.4% for shipments to the US after May 22, 2002. Duties accrued prior to May 22, 2002 would not be payable. Nexfor's Quebec mills are affected by both the CVD and the ADD while its New Brunswick sawmills are subject to the ADD only. The Company's sawmills in Maine are not subject to any duties.

        Attempts to negotiate a settlement to the current trade dispute are ongoing. Canada has initiated proceedings with the World Trade Organization and under the North America Free Trade Agreement challenging various aspects of the US rulings and duties. To-date, the outcome of these proceeding and their impact on the duties is unknown. (See also Nexfor's Management's Discussion and Analysis included in Nexfor's Annual Report for 2002.)

  Environmental Matters

        Nexfor's businesses are subject to a wide range of general and industry-specific environmental laws and regulations, particularly with respect to air emissions, wastewater discharges, solid waste management and site remediation. Nexfor believes all of its facilities are in substantial compliance with all regulations governing air emissions, wastewater discharges, waste management and landfill sites.

        Additional information on Nexfor's business risks is included in the Management's Discussion and Analysis included in Nexfor's annual reports.

DESCRIPTION OF THE BUSINESS

North American Building Materials

  Principal Products

        The North American building materials segment comprises the manufacturing, marketing and distribution of lumber, panelboards and related products used primarily in the construction of new buildings or the renovation and repair of existing structures. Mill products are generally sold to wholesale distributors, major retail chains and contractor supply yards. Some mill products move directly to industrial customers for further processing or as components for other products. In 2002, North American Building Materials accounted for 44% of Nexfor's net sales. In 2001 the comparable percentage was 36%.

        The United States is the principal market for Nexfor's panelboard and lumber production. In 2002, 90% of Nexfor's North American panelboard sales and 75% of lumber sales were to customers in the United States with the remainder sold in Canada.

        Nexfor's North American panelboard production includes OSB, MDF and hardwood plywood. OSB is used principally for roofing, flooring and wall sheathing. Sales are to wholesale distributors, major retail chains and contractor supply yards. OSB has displaced softwood plywood in many structural end-uses especially for new home construction. OSB's share of the structural panel market in North America is now estimated to be more than 55%.

        MDF applications include furniture, cabinets, moldings and interior wall paneling. Nexfor's hardwood plywood is overlaid with veneers to improve its attractiveness and has similar end uses to MDF.

        Nexfor is a producer of softwood dimension lumber used in construction. The market for dimension lumber is characterized by intense competition between producers in all major supply regions. Competition is based on

8    NEXFOR INC. ANNUAL INFORMATION FORM

price, lumber quality and service. Nexfor competes against other Canadian and US producers and, to a lesser extent, foreign producers. Demand is cyclical and prices fluctuate widely. For lumber producers, chips are an important by-product, purchased by paper and pulp mills. Nexfor uses most of the chips generated at its New Brunswick and Maine sawmills. Most of the chips from the Quebec sawmills are sold under contract to independent paper and pulp mills.

        Since most lumber and OSB is used in construction, winter weather has an affect on demand and sales volumes, particularly in the Northern United States and Canada.

  Principal Plants

  Panelboards

        The locations of Nexfor's North American panelboard mills, their approximate annual capacity at December 31, 2002 together with their annual production in each of the last two years, are as follows:

	Annual Capacity December 31, 2002	Production
		2002	2001
(MMsf 1/16" basis)
OSB
Bemidji, Minnesota(4)	1,320	1,268	1,221
Cordele, Georgia(3)	2,250	1,652	—
Guntown, Mississippi	2,600	2,113	2,201
Huguley, Alabama(1)	3,000	2,375	460
Jefferson, Texas(3)	2,310	1,519	—
Joanna, South Carolina(2)	3,000	2,029	1,460
La Sarre, Quebec	2,100	1,978	1,927
Nacogdoches, Texas(3)	1,620	1,303	—
Val-d'Or, Quebec	1,800	1,816	1,785

Total	20,000	16,053	9,054

MDF
Deposit, New York	950	930	936
PLYWOOD
Cochrane, Ontario	490	474	478

(1)
Mill started up in 2001
(2)
Mill started up in 2000
(3)
Mill purchased on April 1, 2002
(4)
Capacity and production figures represent 50% ownership

        The Cordele, Jefferson and Nacogdoches OSB mills were purchased from International Paper Company on April 1, 2002. Each of the three mills employs multi-opening press technology, similar to mills built prior to the late 1990s. The wood supply for these mills is purchased from private timberland owners. In January 2003, the Board of Directors approved a project for $12 million to modernize the woodroom and log yard at the Jefferson mill.

        The Joanna mill started in 2000 with a continuous press and a design capacity of 3,000 MMsf 1/16" basis. The mill experienced a slower than expected start-up, largely as a result of problems associated with the operation of the new press. The Huguley mill, which has the same equipment and configuration as Joanna, experienced a much smoother start-up after its completion in the third quarter of 2001. Both of these mills source their wood from private timberland owners. The continuous press technology allows for improved operational efficiency and allows for the production of specialized OSB sizes and performance characteristics.

NEXFOR INC. ANNUAL INFORMATION FORM    9

        The La Sarre mill is capable of producing 9 foot wide board as well as the conventional 8 foot and specializes in specialty panels including web stock and thin panels. The Val-d'Or mill began commercial production of Stabledge OSB in 2001. This flooring product is produced using a proprietary technology to enhance OSB's dimensional stability. The wood supply for the La Sarre and the Val-d'Or mills is obtained under 25 year forest agreements with the Quebec Government.

        The OSB mill at Guntown, Mississippi was completed in 1995. The mill has a capacity of 2,600 MMsf 1/16" basis. Wood for the Guntown mill is purchased from private woodlands owners.

        The Bemidji mill, while one of the older OSB mills, has been continuously updated and is still considered one of the lower cost mills in the United States. Bemidji purchases its wood from private woodlands.

        The Deposit, New York mill produces MDF from eastern hardwood fibre and is the only facility of its kind in the northeastern United States. A significant proportion of the fibre requirements of this mill consist of recycled materials.

        The Cochrane, Ontario plywood mill produces hardwood overlay plywood. The Cochrane mill has successfully upgraded its product line to include decorative overlay panels which has led to an improvement in operating margins.

  Lumber and I-joists

        The locations of mills producing lumber and I-joists, their approximate annual capacity at December 31, 2002 together with their annual production in each of the last two calendar years, are as follows:

	Annual Capacity December 31, 2002	Production
		2002	2001
Lumber (MMfbm)
Ashland, Maine	60	74	55
Juniper, New Brunswick	160	133	130
La Sarre, Quebec	120	112	108
Masardis, Maine	120	122	119
Plaster Rock, New Brunswick	120	119	112
Senneterre, Quebec	140	136	140

Total	720	696	664

I-joists (MM lineal feet)
Juniper, New Brunswick	80	31	26

        Nexfor owns two softwood sawmills in northwestern Quebec. The mills' primary products are 2" X 4" and 2" X 6" softwood lumber, six to ten feet in length, which is used in home construction. These mills also supply wood chips to paper and pulp mills. Government allocations are the primary source of timber for these sawmills. The Quebec mills have made major efforts over the past number of years to reduce their costs and have been successful in improving their profitability despite difficult lumber markets.

        The Quebec sawmills' allocations of timber from the Quebec Government are for a 25 year term renewable every five years. As noted, substantially all the timber used by these mills is harvested from provincial lands. There are a number of issues that may affect the availability of wood for these mills in the future. In 2002, the Quebec Government announced its intention to protect 8% of its territory from mining and logging activities. This will negatively impact the allocation of most forest companies located in the boreal forest, including Nexfor. Also in 2002, the Quebec Government signed an Agreement with the Crees of Northern Quebec. The Agreement gives the Crees a greater say on the use of natural resources on their traditional land and includes measures preserving the Cree traditional way of life. In exchange, the Crees abandoned lawsuits against the government and the forest companies. The Cree-Quebec Agreement will lead to the adoption of a Forestry Code specific to the Cree territory. It is possible that timber available from Crown Arrangements will be reduced for one or both mills, but at this time the Company does not anticipate any reduction which would have a

10    NEXFOR INC. ANNUAL INFORMATION FORM

materially adverse effect on the operations of the mills. Nexfor is working with other First Nations in an attempt to respond to their concerns over the Company's forestry activities.

        The Plaster Rock sawmill in New Brunswick produces dimension lumber and specialty board products and supplies about 25% of the wood chips used by the Edmundston pulp mill. More than 75% of the timber for the sawmill is harvested from land in the province owned or licensed by Nexfor. A major capital project to increase the output and the lumber recovery of the Plaster Rock mill was completed in 1999.

        The Juniper sawmill and I-joist plant were purchased in August 2000. The sawmill was modernized in the mid 1990's and produces dimension lumber using timber from its Crown licence supplemented by open market purchases. Chips from the New Brunswick sawmills represent about 40% of the chips used by the Edmundston pulp mill. The I-joist facility started-up in 1998.

        The sawmills in Maine produce kiln-dried and green lumber. Approximately 50% of the chips are sold to the Edmundston pulp mill with the remainder sold to third parties. The mill obtains a portion of its log requirements from Fraser's timberlands in Maine with the remainder purchased on the open market. The Maine sawmills are efficient operations, but their reliance on open market wood purchases makes them vulnerable to limitations in supply and to materially higher raw material prices during strong market conditions.

European Panels

  Principal Products

        European panels accounted for 15% of Nexfor's net sales in 2002 and 16% in 2001. Particleboard and MDF are the two principal panel products now being used in the UK and Europe with OSB and plywood accounting for smaller shares of the panel market than in North America. Different housing construction methods and the relatively high cost of lumber compared to North America have resulted in more particleboard and MDF being used in construction as well as furniture and interior paneling applications. OSB demand is growing rapidly in Europe. In North America OSB is a lower-cost substitute for plywood. In Europe, it is often a high performance substitute for particleboard.

        Nexfor UK produces OSB, MDF and particleboard. Approximately 50% of its OSB is exported to Continental Europe, particularly Germany, the Netherlands, Belgium and Scandinavia. MDF and particleboard production is predominantly sold within the UK. Because of the recent strength of the British pound compared to the Euro, Continental producers have had a competitive advantage relative to domestic UK producers and prices have been weak for MDF and particleboard. In OSB, new capacity came on stream in Europe in 2001 and 2002 which upset the supply/demand balance and caused prices to fall sharply despite strong growth in demand. Nexfor UK also produces laminated particleboard and MDF and is forward integrated into furniture components and ready-to-assemble furniture.

NEXFOR INC. ANNUAL INFORMATION FORM    11

  Principal Plants

        The locations of Nexfor's European panel mills, their approximate annual capacity at December 31, 2002, together with their annual production in each of the last two calendar years are as follows:

	Annual Capacity December 31, 2002	Production
		2002	2001
(MMsf 1/16" basis)
OSB
Inverness, Scotland	2,100	1,867	1,745
MDF
Cowie, Scotland	2,450	2,216	2,190
PARTICLEBOARD
Cowie, Scotland	1,950	1,681	1,778
South Molton, England	1,800	1,682	1,611

Total	3,750	3,363	3,389

        Cowie, Scotland is a large integrated operation with two MDF lines, one particleboard line, and value-added laminating facilities for MDF. Cowie doubled its MDF capacity in 1999 with the start-up of a new line. The project cost £50 million and included a new combined heat and power station and an effluent treatment plant. In the fourth quarter of 2001, a new particleboard line was started-up which specializes in the production of flooring grades. The project cost was £18 million. Also in 2001, Cowie increased its use of recycled wood fibre with the construction of a recycling plant. A second particleboard line which produced furniture grades was closed permanently in 2000.

        South Molton is a smaller-scale particleboard mill integrated with laminating operations and a flat-pack furniture manufacturing facility.

        The Inverness OSB mill completed a £5 million expansion project at the end of 2000 that increased capacity by 35%.

        All of the Nexfor UK operations rely on purchased wood fibre including recycled wood from packaging and other sources.

Paper and Pulp

  Principal Products

        In 2002, paper and pulp accounted for 41% of Nexfor's net sales as compared to 48% in 2001. The principal products in the segment are uncoated freesheet papers, uncoated groundwood papers, lightweight coated groundwood papers and bleached hardwood kraft pulp. Uncoated freesheet papers include a broad array of grades such as text and cover, commercial printing and lightweight opaque papers as well as a number of technical specialties such as release papers, thermal base stock and grease-resistant packaging papers. Uncoated groundwood and coated groundwood papers are generally used in mass circulation publications such as magazines, catalogues, directories and advertising inserts in newspapers.

        Text and cover papers are high-value printing and writing papers used for high-quality graphic printing. They are offered in a variety of surface finishes and colours. Annual reports and high-end promotional materials are typical end uses, where printability, distinctiveness and texture are key design elements.

        Commercial printing papers are a generic category of uncoated freesheet where longer production runs and less stringent design criteria allow a lower-cost alternative to text and cover grades. For both grades, the distribution channel is typically through a stocking paper merchant. Brand marketing, sales service and delivery logistics are key sources of competitive advantage for these grades where order sizes are small and customers are widely dispersed.

12    NEXFOR INC. ANNUAL INFORMATION FORM

        Lightweight opaque printing papers are used for financial printing, reference and religious books and other high-quality printing jobs that require thin, lightweight papers. Heavier weight opaque papers are used for trade books.

        Technical specialty papers are sold to converters and are most often custom-made to meet customer specifications. There is typically a limited number of potential buyers and the process of developing and qualifying a grade for a particular customer is a challenging and time-consuming process. Once developed, however, customers tend to value supply continuity and technical support which makes them reluctant to switch to competitive suppliers. Examples include papers for pet food bags and point of sale register tapes.

        Groundwood paper demand is very sensitive to total advertising expenditures and the print media's share thereof. Advertising varies with the general economy, and particularly with retail sales.

        The United States is the largest market for Nexfor's papers, accounting for about 90% of segment sales in 2002. Canada is the second largest consuming country. Fraser sells its paper to printers, converters, and distributors including merchants and brokers. It has sales offices in all major US markets. Groundwood papers and certain grades of uncoated printing papers are generally sold to publishers, printers or merchants. Most text and cover and some higher-valued commercial printing grades are shipped to the West Chicago distribution centre where they are converted from rolls into sheets and sold to paper merchants across the United States and Canada. Specialty grades such as thermal, release papers and packaging grades are sold directly to converters.

        Market pulp is purchased by companies who lack sufficient internal supply or which require pulp of different qualities to supplement their own production. Market pulps are generally classified according to their fibre type, the process used to produce them, and the degree to which they are bleached. Nexfor's Thurso mill produces bleached pulp from northern hardwoods using the sulphate or kraft process.

        Market pulp is sold world-wide, by suppliers in Canada, the United States, Scandinavia, Brazil and other countries. Competition between suppliers is based on the technical qualities of the pulp, price and service. Market demand is a function of paper production in the principal markets of Western Europe, the United States, Japan and China. The hardwood pulp produced by the Thurso mill is sold in Canada and the United States, with smaller volumes sold to offshore markets.

        This segment also includes a small volume of paperboard that is used in the manufacture of boxes for a wide range of packaging end uses. Also included in this segment is a small volume of towel used in industrial applications.

NEXFOR INC. ANNUAL INFORMATION FORM    13

  Principal Plants

        The locations of Nexfor's mills producing paper and pulp, their approximate annual capacity at December 31, 2002, together with their annual production in each of the last two years are as follows:

		Production
	Annual Capacity December 31, 2002
		2002	2001
(000 tonnes)
WOODFREE PAPERS
Gorham, New Hampshire(1)	145	41	—
Madawaska, Maine	240	229	224
Park Falls, Wisconsin	120	110	113
West Carrollton, Ohio(2)	—	—	15

Total	505	380	352

GROUNDWOOD PAPERS
Madawaska, Maine	175	178	186
PAPERBOARD
Edmundston, New Brunswick	50	51	51
TOWEL
Gorham, New Hampshire(1)	36	18	—
PULP
Berlin, New Hampshire(1)(3)	240	—	—
Thurso, Quebec	245	237	224

Total	485	237	224

(1)
Mill acquired in May 2002.
(2)
Mill closed in March 2001.
(3)
Scheduled to commence operation in 2003.

        Nexfor operates an integrated paper and pulp complex which straddles the border between Edmundston, New Brunswick and Madawaska, Maine. The Edmundston mill produces bleached sulphite pulp and groundwood pulp which are used in Madawaska. The Madawaska mill is a flexible production facility capable of producing a wide variety of specialty and printing and writing papers on eight paper machines. The largest machine produces uncoated groundwood papers. Two machines produce base stock for coating and super-calendering and produce predominantly lightweight coated groundwood and super-calendered release papers. The other five machines are specially equipped to produce lightweight opaque papers and a variety of technical specialties. Most of the pulp and a significant portion of the steam energy required to manufacture these papers are supplied by pipeline from the Edmundston mill. The Edmundston mill also has one paperboard machine with a capacity to produce 50,000 tonnes annually of folding paperboard for use in packaging.

        By focusing on specialty grades that take advantage of the specific fibre qualities of sulphite pulp and Fraser's papermaking expertise, the Edmundston-Madawaska complex has a good competitive position in woodfree grades. The mill is less competitive in the groundwood sector where many of its competitors operate larger and lower cost machines. Fraser offsets some of this disadvantage by focusing on very light weight grades which are technically challenging to make well and are less attractive to many of Fraser's competitors.

        Approximately 65% of the chips required by the Edmundston mill are supplied from Fraser's sawmills or under chip-for-log trades with other sawmillers. The other 35% is purchased from independent sawmillers.

        In 2002, the Madawaska mill completed installation of a secondary treatment system in order to meet US environmental regulations. The system will achieve full operational compliance, as required, by April 2003.

14    NEXFOR INC. ANNUAL INFORMATION FORM

        The West Carrollton, Ohio mill had four machines which produced text, cover and other high-quality woodfree papers from deinked pulp manufactured at the site and from purchased pulp. The mill was closed permanently in March 2001.

        The Park Falls, Wisconsin mill operates three paper machines, a hardwood sulphite mill and a deinking plant. Park Falls is smaller and older than mills that dominate the commodity segments of the woodfree paper sector. In grades such as text and cover, bright coloured and high brightness papers and commercial printing papers, this is not a major disadvantage since production runs tend to be small. Until the closure of the West Carrollton mill in March 2001, Nexfor did not have a sufficient volume of business in these grades and therefore, made a high volume of unprofitable commodity grades. The closure of the West Carrollton mill and the transfer of production of high-value papers to Park Falls allows the remaining mill to reduce its production of commodity grades.

        In May 2002, Nexfor acquired a pulp mill in Berlin, New Hampshire and a paper mill in Gorham, New Hampshire. These mills had been idle since August 2001. The mills are integrated, however, the pulp mill has the ability to dry pulp for sale in the open market or for transportation to other Nexfor facilities. The Gorham paper mill has four paper machines that produce woodfree papers and one machine producing industrial towel products. The woodfree paper grades are complementary to Nexfor's current products. These include lightweight opaque papers, tradebook papers, technical specialties and commercial printing grades.

        All five paper machines at Gorham were started in 2002. The pulp mill is expected to start up in 2003. The acquisition of these facilities provides Nexfor with a high degree of pulp self-sufficiency and production flexibility.

        The bleached hardwood kraft pulp mill at Thurso, Quebec produces pulp for sale to affiliates and on the open market. The mill is well located to serve its major markets in the United States and Canada. A $7 million project was completed in 1998 which enabled the mill to produce specialty pulp grades for use in the manufacture of high-quality specialty products such as photographic paper and decorative laminated papers.

Forest Resources

        Crown Arrangements provide the forest base for much of Nexfor's Canadian operations. In addition, Nexfor owns timberlands in New Brunswick and Maine. All forest operations on Crown land are accountable for their activities on these lands under the Crown Arrangements. Cutting rights on Crown lands in Canada are generally granted by licences from the province owning the resource. These provincial licences generally include provisions for ground rents, stumpage charges and reforestation. The provinces have various legislative programs governing utilization of their forest resources. These programs change from time to time, resulting in changes in land tenure and cutting rights. The major tenure agreements with the provinces are for terms of 20 to 25 years, with renewal provisions. Provincial regulations specify the harvesting and reforestation obligations and set the stumpage price. Restrictions on harvesting have increased over the past several years. Stumpage charges have also risen sharply over the past five years in Quebec. Nexfor owns, has cutting rights, or holds licences on forest lands equivalent in area to three million hectares. The largest areas of controlled forests are in the provinces of Quebec, New Brunswick, and Ontario, and in the state of Maine.

        Nexfor's 2002 wood harvest was 3.8 million cubic meters. In addition to this, Nexfor's operations purchase wood fibre in the form of logs, wood chips and wood residues from outside sources.

        Nexfor participates in the American Forest and Paper Association's Sustainable Forestry Initiative (SFI®) program. During 2002, the Plaster Rock, New Brunswick, sawmill and Levesque sawmills in Maine became the world's first manufacturers certified to stamp their lumber with the product labels of the SFI® program.

        Nexfor's other North American Building Materials mills continued to work toward SFI® program certification of land management and wood procurement practices. We expect all operations to be fully certified during 2003.

        In the UK, all sites maintained their Forest Stewardship Council chain of custody certification, which assures their products are made from sustainably managed resources.

NEXFOR INC. ANNUAL INFORMATION FORM    15

Research and Development

        Nexfor conducts research and development activities to develop new products, improve production techniques and product quality, and minimize the environmental impact of its operations. Particular focus is on process control and optimization. The Company has dedicated research and development staff in Pointe Claire, Quebec. In addition, the Company participates in and funds industry-wide research organizations including the Pulp and Paper Research Institute of Canada, the Forest Engineering Research Institute of Canada and Forintek. Expenditures on research and development during 2002 were approximately $7 million.

Environment

        Nexfor measures its performance against environmental targets in five areas: environmental management systems, impact minimization, stakeholder needs, risk management and compliance. Progress was made in all of these areas during 2002. Nexfor continues its program of auditing its operations on a regular schedule to assure continuing high standards of environmental performance.

        The closure of the West Carrollton paper mill in March 2001 led to the identification of a number of environmental issues which will likely require remediation. As these issues predate the purchase of the mill, Nexfor is negotiating with the former owner to resolve these issues.

        The Joanna OSB mill received a Notice of Violation from the State of South Carolina for air emission exceedances in 2001. Process modifications have been implemented to address the issues raised.

        New air emission regulations are being proposed by the Environmental Protection Agency in the United States which could require Nexfor's US operations to install additional emission control technology. These MACT Rules (Maximum Achievable Control Technology) have been published in draft form. The Company is confident it will be able to achieve compliance with these new regulations. Initial indications are that Nexfor's MDF and some OSB mills in the US and the Park Falls paper mill will require varying degrees of modification to comply. In some circumstances, the expenditures necessary to modify may be material.

        In 2002, the governments of Canada and the United Kingdom ratified the Kyoto Accord. The US government chose not to ratify the Accord, but rather to determine its own greenhouse gas reduction targets. Based on available information, we do not anticipate any material capital investments will be necessary to comply with the targets applicable to Nexfor mills.

Human Resources

        Nexfor employs approximately 7,100 people at manufacturing facilities in the US, Canada and the UK. Approximately 60% of these employees are represented by labour unions.

        The Communication, Energy and Paperworkers Union ("CEP") represents most workers at the Company's Edmundston and Thurso mills, while the Paper, Allied-Industrial, Chemical and Energy Workers International ("P.A.C.E.") represents workers at the Madawaska, Berlin, Gorham and Park Falls paper mills in the United States. A number of other unions, including the CEP and the International Woodworkers' Association ("IWA"), represent workers at other Nexfor operations.

        In May 2001, the IWA was certified to represent employees at the I-joist mill in Juniper, New Brunswick. After an eleven-month strike, the employees voted to decertify the union in September 2002.

        A five-year agreement with the union representing workers at the Senneterre sawmill was settled in April 2001. A five-year agreement with the IWA, which represents employees at the Cochrane plywood mill, was settled in November 2002.

        The collective agreement covering workers at the Madawaska paper mill expires in October 2003.

16    NEXFOR INC. ANNUAL INFORMATION FORM

SELECTED CONSOLIDATED FINANCIAL INFORMATION

	As At and For the Fiscal Year Ended December 31,
	2002	2001	2000
	(US$ millions, except per share data)(1)
SELECTED ANNUAL FINANCIAL DATA
Consolidated Statement of Earnings Data:
Net sales	$1,481	$1,318	$1,362

Operating costs:
Cost of sales	$1,271	$1,144	$1,099
Depreciation	121	95	92
Selling, general and administrative	61	57	57

	$1,453	$1,296	$1,248

Operating earnings	28	22	114
Gain on sale of operations and other income	6	6	27
Interest expense	(37)	(33)	(25)
Income tax (expense) recovery	16	17	(22)

Earnings	$13	$12	$94

Per Share Data:
Earnings per Common Share — Basic	$0.08	$0.07	$0.61
— Diluted	$0.08	$0.07	$0.61
Dividends — per Common Share	$0.26	$0.26	$0.26
— per Class A Preferred Share Series 1	$0.67	$0.96	$1.15
Consolidated Balance Sheet Data:
Total assets	$1,969	$1,795	$1,764
Total debt and other liabilities	$1,169	$981	$933
Total shareholders' equity	$800	$814	$831
Segmented Data:
Net sales
North American Building Materials	$654	$475	$432
European Panels	227	208	234
Paper and Pulp	600	635	696

Consolidated total	$1,481	$1,318	$1,362

EBITDA(1)
North American Building Materials	$104	$70	$98
European Panels	21	—	17
Paper and Pulp	24	47	91

Consolidated total	$149	$117	$206

Operating earnings (loss)
North American Building Materials	$46	$35	$68
European Panels	(2)	(20)	(6)
Paper and Pulp	(16)	7	52

Consolidated total	$28	$22	$114

See Nexfor Consolidated Financial Statements printed in Nexfor's 2002 Annual Report on pages 33-53.

(1)
EBITDA is earnings before deducting interest, taxes, depreciation and amortization.

NEXFOR INC. ANNUAL INFORMATION FORM    17

        During 2002, Nexfor adopted the US dollar as its reporting currency. The change in reporting was effected using the translation of convenience method whereby all historical financial balances and transactions are translated into US dollars using the exchange rate in effect on the date of changing the reporting currency. The exchange rate used was CAD $1.00 = US$0.638.

MANAGEMENT'S DISCUSSION AND ANALYSIS

        Management's Discussion and Analysis is printed in Nexfor's 2002 Annual Report on pages 9 to 32 and is incorporated by reference.

MARKET FOR SECURITIES

        The Company's Common Shares and Class A Preferred Shares Series 1 are listed for trading on The Toronto Stock Exchange. The symbol for the Common Shares is NF and for the Preferred Shares is NF.PR.A.

DIVIDENDS

        The Company has a history of paying quarterly cash dividends on its Common Shares. The dividend rate has been CAD $0.10 per Common Share since the fourth quarter of 1990. The Class A Preferred Shares Series 1 currently pay quarterly dividends at a rate of 100% of the Canadian prime rate. This rate is subject to adjustment based on the market value of the shares.

DIRECTORS AND OFFICERS

Directors

        The directors of the Company are set out below. They hold office until the next annual meeting of shareholders or until their successors are elected or approved. Nexfor's Board does not have an executive committee. Members of the Board's committees are noted.

Name and Municipality of Residence	Principal Occupation	Director Since
J. W. BUD BIRD, O.C.(1)(4)(5) Fredericton, New Brunswick	President of Bird Holdings Ltd. (family holding company).	1998
THE HON. JOHN G. BRYDEN(1)(5) Murray Corner, New Brunswick	Member of the Senate of Canada; Barrister and Solicitor.	1989
JACK L. COCKWELL(2) Toronto, Ontario	Group Chairman, Brascan Group of Companies (real estate, financial services and power generation) since February 2002; President and Chief Executive Officer of Brascan prior thereto.	1987
DIAN COHEN, C.M.(3)(4)(5) Toronto, Ontario	President of DC Productions Limited (economic communications and management consulting).	1987
PIERRE DUPUIS(1)(2) Brossard, Quebec	Chief Operating Officer of Dorel Industries Inc. (consumer products) since 1999; President and Chief Operating Officer of G.T.C. Transcontinental Group, Ltd. (communications) prior thereto.	1995
J. BRUCE FLATT(3) Toronto, Ontario	President and Chief Executive Officer of Brascan Corporation since February 2002; President and Chief Executive Officer of Brookfield Properties Inc. (real estate) prior thereto.	2002

18    NEXFOR INC. ANNUAL INFORMATION FORM

GORDON E. FORWARD(1)(2)(3) San Diego, California	Chairman Emeritus, United States Business Council for Sustainable Development since 2002; Vice-Chairman, Texas Industries Inc. prior thereto.	1995
DOMINIC GAMMIERO Mississauga, Ontario	President and Chief Executive Officer of the Corporation since 1999; Chief Operating Officer 1998-1999; President of Norbord Industries Inc. prior thereto.	1998
ROBERT J. HARDING, FCA(2)(4) Toronto, Ontario	Chairman of Brascan Corporation.	1998
K. LINN MACDONALD Toronto, Ontario	Chairman of the Board since 1999; President and Chief Executive Officer of the Corporation prior thereto.	1991
MARGOT NORTHEY(2)(3)(4) Kingston, Ontario	Company Director since 2002, Dean, Queen's University School of Business prior thereto.	2000
TIMOTHY R. PRICE(3)(5) Toronto, Ontario	Chairman of Brascan Financial Corporation (asset management services)	1991

(1)
Member of Audit Committee
(2)
Member of Human Resources Committee
(3)
Member of Environment, Health and Safety Committee
(4)
Member of Corporate Governance Committee
(5)
Member of Pension Committee

        Brascan Corporation owns approximately 42.6% of the outstanding Common Shares of the Corporation and is a "significant shareholder" within the meaning of The Toronto Stock Exchange Corporate Governance Guidelines. The Board considers that six of the unrelated directors (60%) do not have any interest in, or relationship with, the significant shareholder or any of its affiliates and thus the Board considers that its membership fairly reflects the interest of all shareholders in the Corporation.

Officers

Name and Municipality of Residence	Office with Company	Principal Occupation
K. LINN MACDONALD Toronto, Ontario	Chairman	President and Chief Executive Officer of the Corporation up to 1999.
DOMINIC GAMMIERO Mississauga, Ontario	President and Chief Executive Officer	Chief Operating Officer of the Corporation in 1998 and 1999; President Norbord Industries Inc. prior thereto.
BERT MARTIN Stamford, Connecticut	Senior Vice President	President of Fraser Papers Inc. since 1998; Vice President of Fraser prior thereto.
YVONNE A. MCKINLAY Toronto, Ontario	Senior Vice President	President of Norbord Industries Inc. since 1999; Vice President and Chief Financial Officer of Norbord prior thereto.

NEXFOR INC. ANNUAL INFORMATION FORM    19

J. BARRIE SHINETON Sterling, Scotland	Senior Vice President	Managing Director of Nexfor Limited since 1999; Senior Vice President, Wood Products of International Forest Products Ltd. (lumber and wood products) prior thereto.
JOHN TREMAYNE Toronto, Ontario	Senior Vice President and Chief Financial Officer	Treasurer, Brascan Corporation until 2002.
CHARLES B. GORDON Toronto, Ontario	Vice President, Corporate Affairs	Director, Corporate Communications of Norbord Industries Inc. until 1999.
ROBIN LAMPARD Toronto, Ontario	Treasurer	Assistant Treasurer until 2002.
LYSE T. MACAULAY Toronto, Ontario	Assistant Secretary
GLEN H. MCMILLAN Toronto, Ontario	Vice President, Controller	Assistant Controller of the Corporation until 1999.
ALAN POTTER Toronto, Ontario	Vice President, Technology and Environment
Manager, Composites and Treated Wood Products of Forintek Canada Corp. (research consortium) between 1998 and 1999; Research Manager — Composite Products of MacMillan Bloedel Ltd. (forest products) prior thereto
ROBERT B. STROTHER Oakville, Ontario	Vice President, Human Resources

        The directors and senior officers of the Company as a group own, directly or indirectly, or exercise control or direction over less than 1% of the Common Shares of the Company and over less than 1% of the voting securities of any of the Company's subsidiaries.

20    NEXFOR INC. ANNUAL INFORMATION FORM

ADDITIONAL INFORMATION

        The Company will provide to anyone, upon request to the Secretary or Assistant Secretary of the Company at its registered office, Suite 500, 1 Toronto Street, Toronto, Ontario M5C 2W4:

  (a)
  at any time when a preliminary short form prospectus has been filed in respect of a distribution of any securities of the Company or any securities of the Company are in the course of a distribution pursuant to a short form prospectus

  (i)
  one copy of this Annual Information Form and the pertinent pages of any document incorporated by reference;

  (ii)
  one copy of the Annual Report, which includes Management's Discussion and Analysis and the Consolidated Financial Statements for the year ended December 31, 2002 with the Auditors' Report thereon;

  (iii)
  one copy of any unaudited interim reports to shareholders issued subsequent to such Consolidated Financial Statements;

  (iv)
  one copy of the Management Proxy Circular dated March 14, 2003; and

  (v)
  one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus; or

  (b)
  at any other time, one copy of any document referred to in (i), (ii), (iii) and (iv) above, provided the Company may require payment of a reasonable charge if the request is made by someone who is not a security holder of the Company.

        The Management Proxy Circular dated March 14, 2003 contains additional information concerning the Company including directors' and officers' remuneration and indebtedness, principal holders of Common Shares and its stock option and share purchase plans. Additional financial information about the Company is included in Nexfor's Consolidated Financial Statements for the year ended December 31, 2002.

NEXFOR INC. ANNUAL INFORMATION FORM    21

UNDERTAKING

        Nexfor Inc. undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certified that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:	NEXFOR INC.
By:	/s/ LYSE MACAULAY Lyse Macaulay Assistant Secretary
Date	March 31, 2003

CERTIFICATIONS

I, Dominic Gammiero, President and Chief Executive Officer, certify that:

1.
I have reviewed this annual report on Form 40-F of Nexfor Inc.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

        Date: March 31, 2003

/s/ DOMINIC GAMMIERO Dominic Gammiero President and Chief Executive Officer

I, John C. Tremayne, Senior Vice President and Chief Financial Officer certify that:

1.
I have reviewed this annual report on Form 40-F of Nexfor Inc.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

        Date: March 31, 2003

/s/ JOHN C. TREMAYNE John C. Tremayne Senior Vice President and Chief Financial Officer

LIST OF EXHIBITS

        The following document is attached to this annual report on Form 40-F:

23	Consent of Independent Auditors
99.1	Certification of Dominic Gammiero, President and Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2	Certification of John C. Tremayne, Senior Vice President and Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

QuickLinks

NEXFOR 2002 MANAGEMENT'S DISCUSSION AND ANALYSIS
THE YEAR IN REVIEW
US DOLLAR REPORTING
STRATEGY
2002 ACQUISITIONS
BUSINESS PROFILE
SOFTWARE LUMBER DUTIES
INTEREST
INCOME TAXES
SEGMENT RESULTS
FOREST RESOURCES
LABOUR RELATIONS
CAPITAL INVESTMENTS
FINANCIAL INSTRUMENTS
LIQUIDITY AND CAPITAL RESOURCES
DEFINED BENEFIT PENSION PLANS
CREDIT RATINGS
STOCK-BASED COMPENSATION
COMMON SHARES
DIVIDENDS
RISKS AND UNCERTAINTIES
OUTLOOK FOR 2003
SUMMARY
NEXFOR 2002 MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS AUDITORS' REPORT
MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS
AUDITORS' REPORT
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
CONSOLIDATED STATEMENTS OF CASH FLOWS
NEXFOR 2002 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (in millions of US dollars, except per share information)
TABLE OF CONTENTS
GLOSSARY
CORPORATE STRUCTURE
GENERAL DEVELOPMENT OF THE BUSINESS
DESCRIPTION OF THE BUSINESS
SELECTED CONSOLIDATED FINANCIAL INFORMATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
MARKET FOR SECURITIES
DIVIDENDS
DIRECTORS AND OFFICERS
ADDITIONAL INFORMATION
UNDERTAKING
SIGNATURES
CERTIFICATIONS
LIST OF EXHIBITS