Form 40-F
period 2003-12-31
NEXFOR INC
filed 2004-04-16
CIK 877365

U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM 40-F

[  ]   Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X]   Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003	Commission file number 33-52214

Nexfor Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English (if applicable))

Canada

(Province or other jurisdiction of incorporation or organization)

267

(Primary Standard Industrial Classification Code Number (if applicable))

N/A

(I.R.S. Employer Identification Number (if applicable))

Suite 500, 1 Toronto Street, Toronto, Ontario M5C 2W4

Tel: (416) 643-8820

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System, 1633 Broadway, New York, NY 10019

Telephone: (212) 664-1666

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States

Securities Registered or to be registered pursuant to Section 12(b) of the Act.

N/A	N/A

Title of each class	Name of each exchange on which registered

Securities Registered or to be registered pursuant to Section 12(g) of the Act

N/A

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

6 7/8% Debentures Due 2005
8 1/8% Debentures Due 2008
7 1/2% Debentures Due 2012

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[ X ] Annual Information form	[ X ] Audited financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital/or common stock as of the close of the period covered by the annual report.

Common Shares – 148,198,305

Indicate by check mark whether the Registrant by filling the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes [X] 82- 3173	No [ ]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]	No [ ]

Material included in this Form 40-F:

1.	The Audited Financial Statements of Nexfor Inc. for the Twelve Months ended December 31, 2003;

2.	The Management’s Discussion and Analysis of Financial Condition and Results of Operations of Nexfor Inc. for the Twelve Months ended December 31, 2003; and

3.	The Annual Information Form of Nexfor Inc. for the Twelve Months ended December 31, 2003.

CONTROLS AND PROCEDURES

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

AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that it has at least one audit committee financial expert serving on its audit committee. Mr. Don S. Wells has been determined to be such audit committee financial expert. The Securities and Exchange Commission has indicated that the designation of Mr. Wells as an audit committee financial expert does not make Mr. Wells an “expert” for any purpose, impose any duties, obligations or liability on Mr. Wells that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

CODE OF ETHICS

We have adopted a code of ethics that applies to our President and Chief Executive Officer, Senior Vice-President and Chief Financial Officer and Vice-President and Controller. A copy of our code, entitled Code of Business Conduct”, can be found on the corporate governance page of our website at www.nexfor.ca.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Provision Of Non-Audit Services By The Auditor

     Ernst & Young LLP and its respective affiliates (collectively “Ernst & Young”) are our auditors. From time to time Ernst & Young also provides other non-audit services to us and our subsidiaries. It is our policy not to engage its auditors to provide services in connection with financial information systems design and implementation or other services that may impair the objectivity of the auditors. We have implemented a procedure to ensure that any engagement of the auditors for non-audit services receives prior clearance by the Audit Committee. In approving any such engagement, the Audit Committee will consider whether the provision of such non-audit services is compatible with maintaining Ernst & Young’s independence.

Fees Paid To The Auditor

     The table below summarizes the fees paid to Ernst & Young:

Services	2003	2002
Audit services	$635,000	$509,000
Audit related services	237,000	308,000
Taxation services	369,000	317,000
Other non-audit services	64,000	121,000

Total for all services	$1,305,000	$1,255,000

     Details of the services performed by Ernst & Young are provided below:

Audit Services

     Audit services include the annual financial statement audit of us and certain of our subsidiaries. The 2003 fees include the review of our unaudited interim financial statements.

Audit Related Services

     Audit-related services include audits of our pension plans, special purpose non-statutory audits of our divisions, comfort letters associated with regulatory filings and internal control reviews.

Taxation Services

     Taxation services include preparation and review of tax returns for our various subsidiaries, and other tax advisory services.

Other Non-Audit Services

     Non-audit services include translation services, compensation consulting and other business advisory services.

Consideration Of Independence

     Ernst & Young has advised the Audit Committee that it considers itself to be independent of us, and the Audit Committee has confirmed that it considers Ernst & Young to be independent.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     Tabular disclosure of contractual obligations is made on page 28 of our “Management Discussion and Analysis” for the year ended December 31, 2003 contained herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

Our audit committee is comprised of the following directors:

J.W. Bud Bird (Chair)	Gordon Forward
Pierre Dupuis	Don S. Wells

Nexfor Business Report 2003

Nexfor is a panelboard company with operations in the United States, Canada and the United Kingdom. In addition, the Company is a significant specialty paper producer. Nexfor employs 6,500 people at 25 manufacturing facilities and has assets of $2 billion. Nexfor is listed on the Toronto Stock Exchange (NF:TSX).

Financial Highlights

Years ended December 31
(US $ millions, except per share, unless otherwise noted)	2003	2002	2001
Operations
Net sales	$1,939	$1,426	$1,268
EBITDA*
Panels	375	94	50
Paper†	(26)	32	45
Timber	10	10	10
Depreciation	124	118	92
Operating earnings†	235	18	13
Earnings	126	13	12
Cash provided by operating activities	273	134	93
Capital investments	48	43	99
Per Common Share
Diluted earnings	$0.85	$0.08	$0.07
Dividends	0.29	0.26	0.26
Free cash flow	1.54	0.64	(0.04)
Book value	5.79	5.30	5.50
Stock price (TSX) (CAD $)
High	$11.24	$9.70	$8.45
Low	7.01	7.13	6.30
Close	10.85	8.25	7.50
Return on Capital Employed†	24%	10%	8%
Return on Equity	15%	1%	1%

*	Earnings before interest, taxes, depreciation and amortization.

†	Excludes restructuring charge of $26 million in 2003.

All financial results are reported in US dollars, unless otherwise noted.

Nexfor 2003	Financial Highlights	1

Nexfor at a Glance

Panels

Nexfor’s Panel operations manufacture and market wood-based panel products for construction and industrial uses in North America and the United Kingdom. Panel products include oriented strand board (OSB), medium density fibreboard (MDF), particleboard, hardwood plywood and I-joists. The Panel operations comprise 15 mills and approximately 2,650 employees.

Sales and Shipments

	2003		2002
	Net Sales	Shipments	Net Sales	Shipments
	(US $ millions)	(volume)	(US $ millions)	(volume)
OSB (MMsf–3/8”)	$737	3,372	$389	2,976
MDF (MMsf–3/8”)	94	567	86	539
Particleboard (MMsf–3/8”)	82	618	63	553
Plywood (MMsf–3/8”)	41	77	44	79
I-joist (MM lineal ft.)	30	41	23	30
Other	80	—	74	—

Total	$1,064		$679

Paper

Nexfor is a niche producer of specialty papers, operating six paper and pulp mills and four integrated sawmills in New Brunswick, Quebec, Maine, New Hampshire and Wisconsin. Operating 17 paper machines, Nexfor produces lightweight and ultra-lightweight publishing grades; text, cover and commercial printing papers; and a broad range of highly specialized converting grades. Nexfor’s Paper operations employ 3,650 people.

Sales and Shipments

	2003		2002
	Net Sales	Shipments	Net Sales	Shipments
	(US $ millions)	(volume)	(US $ millions)	(volume)
Uncoated freesheet (000 tonnes)	$453	445	$401	369
Groundwood paper (000 tonnes)	129	175	130	178
Pulp (000 tonnes)	130	329	85	230
Lumber (MMfbm)	102	420	113	441
Intra-segment & other	25	81	(12)	69

Total	$839		$717

Timber

Nexfor’s Timber segment includes freehold lands in Maine (97,000 hectares) and New Brunswick (310,000 hectares) and Crown licences in New Brunswick (536,000 hectares). Approximately 50% of the segment’s sales are directed to third parties and the remainder is consumed internally.

Sales and Shipments

	2003		2002
	Net Sales	Shipments	Net Sales	Shipments
	(US $ millions)	(000 m3)	(US $ millions)	(000 m3)
Timber	$72	2,663	$65	2,680

2	Nexfor 2003	Nexfor at a Glance

2003 Achievements

•	Achieved EBITDA of $343 million from OSB operations

•	Sold Quebec sawmills for pre-tax gain of $18 million

•	Generated $225 million ($1.54 per share) in free cash flow

•	Reduced net debt/total capitalization ratio to 29% at year-end

•	Generated $36 million in margin improvements

•	Improved safety performance 17%; ninth consecutive year of improvement

•	Achieved 24% return on capital employed; 15% return on common equity

•	Restructured East Paper operations to achieve $21 million annual cost savings

•	Held capital investments to $48 million

•	Achieved production records at 14 mills

Nexfor 2003	2003 Achievements	3

To Our Shareholders

Dominic Gammiero
President &
Chief Executive Officer

Our 2003 results were outstanding. We met or exceeded almost all our financial targets. Earnings per share and cash flow increased significantly. Return on equity was 15 percent. Return on capital employed was 24 percent.

Successful execution of our strategic plan over the past five years helped us to benefit from strong panelboard markets in 2003. In 1998, Nexfor set out to become a panelboard company with a leadership position in both North America and Europe. It was our belief, and still is, that oriented strand board (OSB) is the industry’s most attractive growth product, and a growth strategy properly executed would enable us to maximize value for shareholders. We have since more than doubled our panel production capacity, particularly in OSB, investing approximately $525 million to become one of the most technologically advanced and cost-effective producers in the industry. We have also expanded our market presence, becoming the largest panel producer in the United Kingdom, and the second-largest OSB producer in the United States, where more than 60 percent of our panelboard assets are now located.

     In 2003, the North American OSB market turned to our advantage during the latter half of the year. Consequently, returns on our panelboard investments were excellent, with revenue increasing 90 percent year-over-year. This growth strengthened our balance sheet, providing Nexfor with added capital for future growth in this promising sector.

A Deliverable Strategy

Nexfor has a well-defined and consistent strategy in which our actions are measured ultimately against our objective of generating attractive returns for our shareholders.

•	We strive to be the industry’s best-managed and most profitable panel producer.

•	We focus on our core businesses and will divest of non-strategic assets.

•	We pursue continuous, measurable cost and productivity improvements in all our business segments.

•	We are highly disciplined in managing our balance sheet.

•	We will make timely acquisitions that create shareholder value.

Every single Nexfor business decision stems from these key strategic goals.

     Our 2002 acquisition of three OSB mills in the Southern United States coincided with a weak point in the OSB price cycle and an unprecedented level of housing starts that followed in 2003. Since the acquisition was completed, the three mills have contributed significantly to our profitability and, looking back, this was a very beneficial transaction for shareholders. We’ll continue to pursue acquisitions that are similarly well timed and create value.

4	Nexfor 2003	Letter to Shareholders

We solidified our balance sheet, ensuring continued strong credit ratings and the financial flexibility to pursue strategic acquisitions.

     Margin improvement continued to be a priority in 2003 as a way to offset cost increases and preserve earnings. Our goal is simple: maintain competitiveness by being better tomorrow than we are today. Specifically, we target production volume increases, cost reductions and improvements to product mix. Margin improvement is ingrained in our operating culture.

     During 2003, in the midst of achieving production records at 14 mills, we generated margin improvements of $36 million company-wide. The largest single improvement was at our Edmundston-Madawaska paper and pulp operations, where future competitiveness requires an entirely new operating model. With 20 percent fewer employees, and annual operating costs to be reduced by $21 million, we have moved aggressively toward optimizing the performance of our specialty paper business. Margins have also improved across the Company thanks to product mix changes and greater economies of scale due to our expansion in North American and European panels.

Financial Strength

Nexfor’s financial objectives regarding cash flow generation and debt reduction were successfully met in 2003.

     Our operations generated $225 million in free cash flow. Net debt was almost $275 million lower than at the end of 2002, and our net debt/total capitalization stood at 29 percent at the end of 2003.

     Nexfor’s cash flow, together with the divestment of our two Quebec sawmills in October, has solidified our balance sheet, ensuring continued strong credit ratings and the financial flexibility to pursue strategic acquisitions. It also allows us to support the consistent dividends we return to our shareholders quarterly.

     Disciplined capital investing is also something we practice in our operations. Before we ever consider a capital project, we fully assess all non-capital options to improve the performance of an operation.

     During the year, capital investments were held to under $50 million. Our 2004 capital plan is about $65 million. The largest project, identified when we acquired the OSB mill in Jefferson, Texas, will be the $26 million installation of a new energy system that will significantly improve the cost competitiveness of that operation.

Markets

With record home construction starts, OSB generated strong results in 2003. OSB continues to displace plywood in home construction, comprising 58 percent of structural panel usage in 2003. Lumber, on the other hand, continued to suffer from excess supply and the lingering softwood lumber dispute between Canada and the United States. In 1999, we began divesting lumber assets that were not integrated with our paper business, recognizing that lumber is not an area we intend to grow. In 2003, we divested our two Quebec sawmills, the last of our non-integrated lumber operations.

5	Nexfor 2003	Letter to Shareholders

We are enhancing the competitiveness of our specialty paper business and are well positioned as markets and prices recover.

     In Europe, where our panel business has been radically reorganized and strengthened, markets remain highly competitive. Our overall performance remains constrained by a still-weak economy on the Continent and a higher level of imports flowing into our traditional markets in the United Kingdom. While medium density fibreboard markets remained flat, OSB markets began improving in the fourth quarter. This is consistent with our view that the OSB growth phenomenon we’ve witnessed in North America will also take hold in Europe as demand and supply come closer into balance.

     The paper sector faced a persistently challenging environment that caused performance to continue to be disappointing. Virtually all paper and pulp markets remain constrained by excess supply and a significant influx of imports into North America. We expect only modest market improvement in the paper sector in 2004, with Nexfor’s biggest gains coming from aggressive cost and productivity improvements. The good news is that by leveraging our strengths in distinct specialty paper grades, we will benefit quickly as prices rise from current record lows. A 5 percent price increase to our 780,000 tonnes of paper production capacity would add $35 million to our pre-tax earnings.

Safety Performance

Safety is a critical measurement of sound management and successful performance. Our Occupational Safety and Health Administration (OSHA) recordable rate of 3.26 was 17 percent better than 2002 and represents our ninth consecutive year of improvement. Most notable was a 34 percent safety improvement in our North American Panel operations. Ultimately, Nexfor’s goal is to achieve “world class” safety status by benchmarking ourselves against the very best industrial operations.

Corporate Governance

We continue to place the highest importance on clarity and transparency in reporting, and aim to meet the best corporate governance practices identified in the United States, Canada and the United Kingdom. During 2003, initiatives to improve governance included: eliminating loans to company officers for the purpose of acquiring common shares; requiring directors to hold a minimum number of company shares; reporting directors’ attendance records to shareholders; and formally incorporating “whistleblower” rights into our Code of Business Conduct, which managers are required to acknowledge every year.

6	Nexfor 2003	Letter to Shareholders

It is our belief that oriented strand board is the industry’s most attractive growth product.

Investment Performance

During 2003, Nexfor’s stock price reached an eight-year high, reflecting, in our view, confidence in our business strategy and, specifically, the performance of our panel-board business. At year-end, our stock price was 32 percent higher than at the end of 2002, outperforming most of our North American peers. We also outperformed the S&P/TSX Composite Index, the TSX Materials Index and the Dow Jones Index.

     We continue to meet with an increasing number of investors throughout the year to review Nexfor’s strategy and performance, and, as always, this information is made available on our web site for all investors to access.

Looking Ahead

Although the forest industry is highly cyclical, our goal is to manage through the cycles with no surprises. Nexfor will maintain its strategic course and focus on the factors that delivered success in 2003 – financial strength, operating efficiency, timely investing and shareholder returns. We will continue to divest of nonstrategic assets, waiting for the right time to maximize our returns. Margin improvements, targeted at $40 million in 2004, will continue to be a critical component of our performance.

     Our Paper business, with a significantly improved cost structure and product mix, is urgently addressing all areas of its performance with one objective in mind: to generate better financial returns. Our Panel operations will also advance by further cost reductions and productivity improvements.

     As Nexfor continues to evolve, a critical strength is our ability to develop talent within the Company. During 2003, all major appointments and promotions were filled internally. This is the result of having a sound and thorough succession plan that assures investors of long-term stability and capable management.

     Likewise, the Board of Directors provides the guidance and diligent oversight that make Nexfor progressive and accountable. At the 2003 annual meeting of shareholders, we welcomed two highly qualified directors to our board. Aldéa Landry is a respected business consultant and former deputy premier of New Brunswick. She has joined the Pension and Environment, Health and Safety committees. Don Wells, a chartered accountant and retired senior banking executive, has joined the Audit and Corporate Governance committees.

     All of us – employees, management and directors – are firmly committed to our company’s strategic direction. We hope to continue making decisions worthy of your investment in Nexfor.

/s/ Dominic Gammiero
President &
Chief Executive Officer

Letter to Shareholders	Nexfor 2003	7

Board of Directors

     Committees of the Board:

(1)	Audit

(2)	Corporate Governance

(3)	Environment, Health and Safety

(4)	Human Resources

(5)	Pension

     For full descriptions of the Board committees, please see Nexfor’s Management Proxy Circular.

J.W. Bud Bird, Director since 1998; President, Bird Holdings (1) (5)

Mr. Bird is the President of Bird Holdings Ltd., a business investment and real estate development company. Mr. Bird has served as a member of Parliament and mayor of Fredericton during his career. In addition to his role on the Nexfor Board, Mr. Bird is also a director of Enbridge Gas New Brunswick. Mr. Bird is not standing for re-election to the Nexfor Board in 2004.

Jack L. Cockwell, Director since 1987; Group Chairman of Brascan Group of Companies (4)

Mr. Cockwell, a chartered accountant, is Group Chairman of Brascan Corporation (Brascan). Brascan is an asset management company with a focus on real estate and power generation. Brascan owns 43% of Nexfor. Mr. Cockwell was President and CEO of Brascan from 1991 until 2002. In addition to his role on the Nexfor Board, Mr. Cockwell is the Chairman of the Board of the Royal Ontario Museum and a director of a number of companies, including Brookfield Properties Corporation, Falconbridge Limited, Noranda Inc. and Astral Media Inc.

Dian Cohen, CM, Director since 1987; President, DC Productions Ltd. (2) (3) (5)

Ms. Cohen is an economist and a partner in her own economic consultancy. She is a well-known television and radio personality, and author of a number of books on government, personal money management and social policy issues. Ms. Cohen is the recipient of many literary awards, as well as the Order of Canada in 1993. In addition to her role on the Nexfor Board, Ms. Cohen is a director of Royal & SunAlliance Insurance Company of Canada, a trustee of Great Lakes Hydro Income Fund and Treasurer of the University Women’s Scholarship Foundation.

Pierre Dupuis, Director since 1995; Chief Operating Officer, Dorel Industries Inc. (1) (4)

Mr. Dupuis is Chief Operating Officer of Dorel Industries Inc., a global company specializing in juvenile products, ready-to-assemble furniture, home furnishings and recreational products. Prior to his appointment at Dorel, Mr. Dupuis was President and COO of Transcontinental Group G.T.C. Ltd. from 1996 until 1999. In addition to his role on the Nexfor Board, Mr. Dupuis is a trustee of Great Lakes Hydro Income Fund.

J. Bruce Flatt, Director since 2002; President and CEO, Brascan Corporation (3)

Mr. Flatt, a chartered accountant, is President and CEO of Brascan. Prior to his current role, Mr. Flatt was President and CEO of Brookfield Properties Corporation. In addition to his role on the Nexfor Board, Mr. Flatt is a director of Brookfield Properties Corporation, Falconbridge Limited, Noranda Inc. and Brascan.

Gordon E. Forward, Director since 1995; Chairman Emeritus, United States Business Council for Sustainable Development (1) (3) (4)

Dr. Forward is the former Vice Chairman of Texas Industries Inc., a position he held from 1998 to 2000. Prior to that, he was President and CEO of the Chaparral Steel Company. In 2002, Dr. Forward received the Environmental Conservation Distinguished Service Award from the American Institute of Mining, Metallurgical and Petroleum Engineers in recognition of his significant contribution to the field of waste minimization. In addition to his role on the Nexfor Board, Dr. Forward is a director of Texas Industries Inc.

8	Nexfor 2003	Board of Directors

Dominic Gammiero, Director since 1998; President and CEO, Nexfor Inc.

Prior to becoming President and CEO of Nexfor in 1999, Mr. Gammiero held various positions within the organization, including Executive Vice President and Chief Operating Officer of Nexfor, and President of Norbord Industries. Mr. Gammiero has close to 30 years’ experience in the forest products industry in North America and Europe. Mr. Gammiero does not sit on the board of any other public company.

Robert J. Harding, FCA, Director since 1998; Chairman, Brascan Corporation (2) (4)

Mr. Harding, a chartered accountant, is Chairman of Brascan. Mr. Harding has held various roles with Brascan, including Chief Financial Officer and Chief Operating Officer. Mr. Harding is the Chair of the Board of Governors of the University of Waterloo and a member of the Board of Trustees of the United Way of Greater Toronto. In addition to his role as Lead Director on the Nexfor Board, Mr. Harding is a director of BPO Properties Inc., Falconbridge Limited, Noranda Inc. and Burlington Resources Inc.

Aldéa Landry, QC, Director since 2003; President, LANDAL Inc. (3) (5)

Ms. Landry, a lawyer, is President of LANDAL Inc., a consulting firm focusing on integrated services in organizational and business development, and in international cooperation in both the public and private sectors. Prior to her current consulting role, Ms. Landry was a cabinet minister and deputy premier of New Brunswick. Ms. Landry also acts as an adjudicator and chairs arbitration boards. In addition to her role on the Nexfor Board, Ms. Landry is a director of The Bank of Canada and The Shaw Group Ltd. and a member of the Oxford Frozen Foods Advisory Board.

K. Linn Macdonald, Director since 1991; Chairman, Nexfor Inc.

Prior to becoming Chairman of the Board in 1999, Mr. Macdonald was President and CEO of Nexfor – a position he had held since 1991. Mr. Macdonald has more than 40 years of operational experience in the North American forest products industry. Mr. Macdonald does not sit on the board of any other public company.

Margot Northey, Director since 2000; Former Dean, Queen’s University School of Business (2) (3) (4)

Dr. Northey held the role of dean, Queen’s University School of Business from 1995 to 2002. Prior to that, she was an Associate Professor at the University of Western Ontario’s business school. Dr. Northey is a widely respected author of numerous articles, books and reports on a broad range of contemporary topics in business, corporate affairs, communications and the humanities. In addition to her role on the Nexfor Board, Dr. Northey is a director of Alliance Atlantis Communications Inc., Wawanesa Insurance, Aliant Inc. and Stressgen Biotechnologies Corporation.

Timothy R. Price, Director since 1991; Chairman, Brascan Financial Corporation (3) (5)

Mr. Price, a chartered accountant, is Chairman of Brascan Financial Corporation, a financial services company that is wholly-owned by Brascan. Mr. Price has more than 30 years’ experience with Brascan and its affiliates. In addition to his role on the Nexfor Board, Mr. Price is a director of Astral Media Inc., Brascan Financial Corporation and Morguard Corporation.

Don S. Wells, Director since 2003; Former Executive Vice President, Strategic Investments, Royal Bank Financial Group (1) (2)

Mr. Wells, a chartered accountant, has senior management experience in strategy development, mergers and acquisitions, corporate governance and financial management. From 1990 to 1998, Mr. Wells was a senior advisor on strategy and corporate governance to the Chairman and CEO of the Royal Bank of Canada. He retired from RBC Financial Group in 1998, after a career spanning 26 years. In addition to his role on the Nexfor Board, Mr. Wells is a director of Terralogix Inc. and Open Access Ltd., and a trustee of Noranda Income Fund.

Board of Directors	Nexfor 2003	9

Corporate Governance
Practices

Nexfor is committed to following sound corporate governance policies and practices to ensure that the interests of our shareholders, our employees and the communities in which we operate are continuously maintained.

As a public company listed on the Toronto Stock Exchange (TSX), Nexfor’s corporate governance policies and practices, in all material respects, meet the guidelines for improved corporate governance in Canada, adopted by the TSX, and applicable requirements of the Sarbanes-Oxley Act of 2002.

Role of the Board of Directors

The Board of Directors is responsible for overseeing the management of Nexfor’s affairs directly and through its committees. At all times, the Board intends to act on behalf of the best interests of the shareholders of Nexfor.

Among its principal responsibilities, the Board:

•	Reviews and approves Nexfor’s overall business strategy and its annual business plan

•	Reviews the risks and alternatives in Nexfor’s business to ensure appropriate systems or plans are in place to manage these risks

•	Reviews and approves strategic initiatives and capital investment plans to ensure that Nexfor’s proposed actions are consistent with shareholders’ objectives and expectations

•	Appoints the Chief Executive Officer (CEO) and approves the appointment of senior management

•	Establishes a compensation plan for the CEO and approves the compensation of senior management

•	Reviews succession and development plans for senior management

•	Maintains integrity within Nexfor by reviewing and monitoring disclosure controls and procedures, internal controls and procedures for financial reporting and compliance with the Code of Business Conduct

•	Approves Nexfor’s financial reports to shareholders

•	Sets the Corporation’s dividend policy and approves quarterly dividends

•	Ensures the effective operation of the Board and its committees

•	Assesses management’s performance against approved business plans and key industry performance indicators

•	Ensures policies and processes are in place to address key business issues of the Corporation including financial, environmental, health and safety, business conduct, pension management and communications

•	Approves significant and material issues – in addition to those matters that must, by law, be approved by the Board, Nexfor’s Board also provides approval on:

•	any disposition or expenditure in excess of CAD $3 million and for any cost overrun on any of these projects in excess of 10% or CAD $2 million whichever is less,

•	any new loan agreement or guarantee for an amount in excess of CAD $10 million,

•	changes in senior management at the Corporation and its principal operating subsidiaries, and

•	any other material agreement or arrangement that is not in the ordinary course of business.

Meetings of the Board

The Board of Directors meets at least quarterly, plus at least once per year to review Nexfor’s strategy, with additional meetings scheduled when required. While most Board meetings are held at the Nexfor corporate office in Toronto, meetings are periodically held at an operating location. This gives the directors an opportunity to improve their understanding of the operations of Nexfor.

10	Nexfor 2003	Corporate Governance Practices

Composition and Size of the Board

The Board of Directors comprises 13 directors, including 11 independent directors, 4 of whom are closely related to the Corporation’s major shareholder, Brascan Corporation, and 2 related directors including the CEO. The Board considers that this combination leads to a constructive exchange of views in Board deliberations resulting in objective, balanced and informed decision-making.

     The Corporation’s directors represent a diverse base of business skills and experiences to ensure effective oversight and reporting.

Independent Directors – 11 of 13
J.W. Bud Bird
Jack L. Cockwell*
Dian Cohen
Pierre Dupuis
J. Bruce Flatt*
Gordon E. Forward
Robert J. Harding*
Aldéa Landry
Margot Northey
Timothy R. Price*
Don S. Wells

Related Directors – 2 of 13
Dominic Gammiero
K. Linn Macdonald (Chairman)

*	Denotes director closely related to Brascan Corporation.

Of the 13 directors, 11 are unrelated directors within the meaning of the TSX Guidelines, comprising a majority of the Board. The two directors considered to be related within the meaning of the TSX Guidelines are: Dominic Gammiero, President and CEO of Nexfor since 1999, and K. Linn Macdonald, Chairman of the Board and former President and CEO of the Corporation from 1991–1999.

     It is the policy and practice of the Board that at each regular meeting, the directors meet and discuss the Corporation’s affairs without management directors present. These sessions are conducted under the direction of the Corporation’s Lead Director, Robert J. Harding, and any material information is reported to management.

Committees of the Board

Board committees assist in the effective functioning of the Corporation’s Board of Directors. The composition of the Board committees, all of which consist of independent directors, should ensure that the views of unrelated and independent directors are effectively represented.

     Nexfor’s Board of Directors has five committees: the Audit Committee, the Corporate Governance Committee, the Human Resources Committee, the Pension Committee and the Environment, Health and Safety Committee. It is the Board’s policy that each committee meets without management directors present at each of its meetings.

     Special committees may be formed from time to time as required to review particular matters or transactions.

Audit Committee

The Audit Committee assists the Board in meeting its fiduciary responsibilities relating to corporate accounting and reporting practices. Its duties include overseeing internal controls, reviewing risk management practices, and approving quarterly and annual financial filings. The extensive review of audit committees now underway in Canada and the United States has led to a number of specific regulations and recommendations on the mandate, practices and performance of audit committees. As a result, Nexfor will continue to review the terms of reference of the Audit Committee and update the charter as further rules are established. Full terms of reference for the Audit Committee are set out on the Corporation’s web site at www.nexfor.com.

     The Committee comprises four independent directors: J.W. Bud Bird (Chair), Pierre Dupuis, Gordon E. Forward and Don S. Wells.

Corporate Governance Committee

The Corporate Governance Committee is responsible for the development and monitoring of the Corporation’s corporate governance practices. Its duties include the identification and recommendation of potential nominees or appointees to the Board, and the assessment of the effectiveness of the Board, its size and composition, its committee structure and the individual performance of its directors. The Committee also has responsibility for the review of the Corporation’s communications policy and its Code of Business Conduct. Full terms of reference for the Corporate Governance Committee are available on the Corporation’s web site at www.nexfor.com.

     The Corporate Governance Committee comprises four independent directors: Dian Cohen (Chair), Robert J. Harding, Margot Northey and Don S. Wells.

Corporate Governance Practices	Nexfor 2003	11

Human Resources Committee

The Human Resources Committee approves the Corporation’s compensation and benefits policy and monitors its implementation. It reviews management succession plans and considers appointments of officers of the Corporation. The Committee annually assesses the performance of the Chief Executive Officer against agreed upon targets and recommends the CEO’s compensation to the Board. For all other officers, the Committee approves the compensation levels. Together with the CEO, the Committee reviews the performance of senior officers of the Corporation and makes compensation recommendations to the Board. The Committee also recommends compensation for directors. Full terms of reference for the Human Resources Committee are available on the Corporation’s web site at www.nexfor.com.

     The Human Resources Committee comprises five independent directors: Jack L. Cockwell (Chair), Pierre Dupuis, Gordon E. Forward, Robert J. Harding and Margot Northey.

Pension Committee

The Pension Committee is responsible for overseeing the funding, investment management and administration of Nexfor’s employee retirement plans, as managed by the Corporation’s Pension Management Committee (consisting of senior finance and human resources executives). The Pension Committee approves the appointment of Pension Management Committee members; reviews and approves the appointment of outside firms engaged to support the investment and funding activities of the plans; reviews and approves funding objectives, assumptions and strategies in respect of Nexfor’s defined benefit plans; and annually assesses the overall performance and regulatory compliance of Nexfor’s retirement plans. Full terms of reference for the Pension Committee are available on the Corporation’s web site at www.nexfor.com.

     The Pension Committee comprises four independent directors: J.W. Bud Bird, Dian Cohen, Aldéa Landry and Timothy R. Price (Chair).

Environment, Health and Safety Committee The mandate of the Environment, Health and Safety Committee is to assist the Board in carrying out its responsibilities with respect to environmental, health and safety issues. The Committee reviews compliance with relevant Board resolutions and with the Corporation’s environmental, health and safety policies, and assesses the effectiveness of the Corporation’s environmental management processes and health and safety programs including the review of internal audits of these processes and programs. Full terms of reference for the Environment, Health and Safety Committee are available on the Corporation’s web site at www.nexfor.com.

     The Environment, Health and Safety Committee comprises six independent directors: Dian Cohen, J. Bruce Flatt, Gordon E. Forward, Aldéa Landry, Margot Northey (Chair) and Timothy R. Price.

Nexfor Management

The primary responsibility of management is to create value for its shareholders based on an approved business strategy and action plan. The Board of Directors is responsible for ensuring the performance of management is adequate and to bring about any management change that will enable Nexfor to perform satisfactorily. Nexfor’s corporate governance principles are intended to encourage autonomy and effective decision-making by management while ensuring scrutiny by Nexfor’s Board of Directors and its committees.

Role of Chairman

The Chairman is appointed by the Board of Directors. The role of the Chairman is as follows:

1.	Manage the business of the Board and ensure that the functions identified in the Terms of Reference of the Board are being effectively carried out by the Board and its committees

2.	Ensure that all directors receive the information required for the proper performance of their duties

3.	Ensure that the appropriate committee structure is in place and recommend appointments to such committees

4.	Lead in the annual review of director and Board performance and make recommendations for changes when appropriate

5.	Work with the CEO and senior management to monitor progress on strategic planning, policy implementation and succession planning

Role of President and CEO

The President and CEO reports to and is accountable to the Board of Directors. The CEO’s role is as follows:

1.	Provide leadership of the Corporation and, subject to approved policies and direction by the Board, manage the operation, organization and administration of the Corporation

2.	Present to the Board for approval a long-term vision for the Corporation together with strategies to achieve that vision, the risks and alternatives to these strategies and specific steps and performance indicators, which will enable the Board to evaluate progress on implementing such strategies

12	Nexfor 2003	Corporate Governance Practices

3.	Propose to the Board for approval annual capital and operating plans that implement the Corporation’s strategies together with key financial and other performance goals for the Corporation’s activities and report regularly to the Board on the progress against these goals

4.	Act as the primary spokesperson for the Corporation to all its stakeholders

5.	Present to the Board for approval annually an assessment of the Corporation’s management resources together with a succession plan that provides for the orderly succession of senior management including the recruitment, training and development required

6.	Recommend to the Board the appointment or termination of any officer of the Corporation other than the Chairman

7.	Develop and implement the systems and processes to support the policies established by the Board

Role of the Lead Director

The Lead Director is appointed by the independent directors. The Lead Director’s role is as follows:

1.	Chair meetings held without management directors present

2.	Liaise between management and independent directors

Board Information

The information provided by Nexfor management to the Board of Directors is critical to the Board’s effectiveness. In addition to reports presented to the Board at regular and special meetings, the Board is also informed on a timely basis by management of corporate developments and key decisions by management in pursuing Nexfor’s strategic plan.

     New directors are provided with comprehensive information about Nexfor.

     All directors have the opportunity to meet and participate in work sessions with management to obtain insight into the operations and business of the Corporation. Directors are also free to consult with members of management, whenever they so require, and to engage outside advisors with the Chairman’s authorization.

Management Remuneration

Nexfor’s remuneration policies are intended to provide a direct link between competitive industry compensation and Corporation and individual performance. Bonus compensation is reviewed annually by the CEO and approved by the Board of Directors. Periodic reviews of compensation practices are carried out to ensure management is fairly rewarded, based on performance.

Communications Policy

Nexfor keeps shareholders informed of its activities and progress through a comprehensive annual report, quarterly reports and news releases. A regularly updated web site (www.nexfor.com) provides additional information about the Corporation as well as ready access to published reports, news releases, statutory filings and supplemental information provided to financial analysts and investors.

     Directors and management meet with Nexfor shareholders at the annual meeting, held in Toronto, and are available to respond to shareholder questions.

     Nexfor’s investor relations program seeks to ensure that shareholder enquiries are responded to in a timely manner. Management meets on a regular basis with investment analysts and financial advisors to ensure that accurate information is available to investors, including quarterly conference calls and web casts to discuss Nexfor’s results. Nexfor also endeavours to ensure news media is kept apprised of developments as they occur.

     All Nexfor communications are carried out in accordance with the Corporation’s Corporate Disclosure Policy, which is posted on Nexfor’s web site. This ensures fairness, accuracy and timeliness in reporting material information that is likely to affect the price of Nexfor’s publicly traded securities.

January 2004

Corporate Governance Practices	Nexfor 2003	13

Financial Performance 2003

Management’s Discussion and Analysis	2003 Financial Statements

Overview	16
Financial Summary	18
Segment Results	22
Changes in Accounting Policy	27
Significant Accounting Policies and Estimates	27
Financial Instruments	28
Liquidity and Capital Resources	28
Capital Investments	29
Credit Ratings	30
Defined Benefit Pension Plans	30
Common Shares	31
Dividends	31
Stock-Based Compensation	32
Transactions with Related Parties	32
Labour Relations	32
Risks and Uncertainties	33
Outlook for 2004	35
Definitions	37
Management’s Responsibility for the Financial Statements	39
Auditors’ Report	39
Consolidated Balance Sheets	40
Consolidated Statements of Earnings and Retained Earnings	41
Consolidated Statements of Cash Flows	42
Notes to the Consolidated Financial Statements	43
Selected Quarterly Information	56
Six-Year Historical Review	58

14	Nexfor 2003	Financial Performance 2003

Overview 2003

Overview 2003	Nexfor 2003	15

Management’s Discussion and Analysis
January 29, 2004

The Management’s Discussion and Analysis (MD&A) provides a review of the significant developments that impacted Nexfor’s performance during 2003 relative to 2002. Factors that could impact future operations are also discussed. Such comments will be affected by, and may involve, known and unknown risks and uncertainties that may cause the actual results of the Company to be materially different from those expressed or implied. These risks and uncertainties are discussed in this MD&A, in the Company’s Annual Information Form and in other filings made from time to time with applicable securities and regulatory authorities. To enhance shareholders’ understanding, certain five-year historical financial and statistical information is presented. Nexfor’s significant accounting policies and other financial disclosures are contained in the audited financial statements and accompanying notes, which follow this MD&A. All financial references in the MD&A are stated in US dollars unless otherwise noted.

     Throughout this discussion “Nexfor” refers to Nexfor Inc. and all of its consolidated subsidiaries and affiliates, and “Company” refers to Nexfor Inc. as a separate corporation. “OSB” refers to oriented strand board, an engineered wood panel product designed for home construction and industrial use, and “MDF” refers to medium density fibreboard, a panelboard produced by chemically bonding wood fibres and fibre bundles of uniform size under heat and pressure.

     EBITDA, EBITDA margin, operating earnings, ROCE, net debt and free cash flow are non-GAAP measures described in the Definitions section on page 37. Non-GAAP measures do not have any standardized meaning prescribed by generally accepted accounting principles (GAAP) and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. However, a quantitative reconciliation of each non-GAAP measure to the nearest comparable GAAP measure is provided at the end of the MD&A.

     Additional information on Nexfor, including the Annual Information Form, is available on SEDAR at www.sedar.com.

Overview

Strategy

Nexfor is a leading international producer of wood panels, and has a significant stake in specialty papers in North America. It is the world’s third-largest OSB producer with annual capacity of 3.8 billion square feet (3/8-inch basis), the United Kingdom’s largest producer of wood-based panels and owner of 407,000 hectares of timberland in North America.

Since conducting a comprehensive strategic review of its businesses in 1998, Nexfor has repositioned itself to become principally a panelboard company. This trend continued in 2003 when Nexfor:

•	Sold two non-integrated sawmills;

•	Invested $12 million to replace the wood processing system at the Jefferson, Texas, OSB mill;

•	Completed integration of three OSB mills acquired in April 2002;

•	Increased OSB production 14% over 2002; and

•	Established annual production records at 13 panel mills.

16	Nexfor 2003	Management’s Discussion and Analysis

Nexfor’s strategy for its Paper operations has been to create a competitive specialty paper business. Actions to further this objective in 2003 included:

•	Implementing productivity improvement plan at East Paper – the integrated paper and pulp complex at Edmundston, New Brunswick, and Madawaska, Maine;

•	Restarting pulp mill at Berlin, New Hampshire, displacing purchased pulp;

•	Growing technical specialty business 9%; and

•	Assuming management of Katahdin Paper Company LLC in Maine on a fee basis.

Nexfor’s key financial goal is to achieve a minimum 12% return on common equity (ROE) over the business cycle. In addition, a 19% pre-tax cash return on capital employed (ROCE) is targeted. Both goals were exceeded in 2003.

     A net debt/total capitalization ratio of 25%–40% throughout the cycle is also targeted. Nexfor is comfortably within that range. A strong balance sheet provides the flexibility to respond effectively to strategic growth opportunities.

     Debt ratings within investment grade categories are a key objective of Nexfor’s financing strategy, providing for long-term access to public and private capital markets on attractive terms. Ratings on Nexfor debentures have been consistently BBB since 1995.

     Nexfor manages its business to allow a sustainable dividend to be paid quarterly on the common shares throughout the business cycle. The Board of Directors has declared 53 consecutive quarterly common dividends of CAD $0.10 per share.

Business Profile

     Headquartered in Toronto, Canada, Nexfor employed approximately 6,500 people at December 31, 2003, at manufacturing facilities in the United States, Canada and the United Kingdom. The geographical breakdown of property, plant and equipment at year-end 2003 was 60% US, 22% Canada and 18% UK.

Principal manufacturing facilities include:

•	14 panelboard mills

•	One I-joist plant

•	Six paper and pulp mills

•	Four sawmills

The annual production capacity of these facilities at December 31, 2003, was:

•	5 billion square feet (3/8-inch basis) of panel products including OSB, MDF, particleboard and plywood

•	60 million lineal feet of I-joists

•	780,000 tonnes of paper, paperboard and towel

•	355,000 tonnes of market pulp

•	460 million board feet of lumber

Nexfor manages, according to internationally recognized standards, close to 1.0 million hectares of timberland in Maine and New Brunswick, of which 407,000 hectares are owned. In Quebec and Ontario Nexfor is the beneficiary of government timberlands supplying approximately 1.2 million cubic metres of fibre to operations in these provinces. Nexfor also purchases timber, chips and other wood residues on the open market.

Discontinued Operations

Effective October 31, 2003, Nexfor sold its two Quebec sawmills at La Sarre and Senneterre. Proceeds were $45 million, including $7 million for working capital. The sale was consistent with the Company’s strategy and previously announced intention to divest non-strategic assets and reduce debt. A pre-tax gain of $18 million ($12 million after-tax or $0.08 per share) was recorded on the transaction.

Management’s Discussion and Analysis	Nexfor 2003	17

     The sawmills have been classified as discontinued operations and the financial statements reclassified to that effect. The two mills generated net sales of $40 million and an operating loss of $2 million (EBITDA break-even) for the 10-month period of ownership in 2003 compared to net sales of $55 million and operating earnings of $10 million (EBITDA $13 million) for the full year 2002. The results include the impact of duties paid on softwood lumber shipped to the US totalling $4 million in 2003 and $1 million in 2002. The 2002 impact reflects $3 million of duties paid, offset by a $2 million reversal of duties accrued in 2001.

     On an after-tax basis, discontinued operations generated a $2 million loss in 2003 compared to a $6 million profit in 2002. Results in 2003 were impacted by lower realized lumber prices, higher duties and the strengthening Canadian dollar.

Restructuring Charge

In April 2003, the Company announced a productivity improvement plan at East Paper. The plan involved a 20% reduction in the workforce or 331 jobs over a 12-month period through a combination of voluntary retirements and layoffs. About 75% of the workforce reduction was implemented by the end of 2003. A charge of $26 million ($17 million after-tax or $0.12 per share) was recorded in 2003 consisting of severance, early retirement, consulting and training costs of $20 million and non-cash pension and non-pension post-retirement benefits-related charges of $6 million.

     The restructuring plan projects annual savings of about $21 million. Savings in 2003 amounted to $9 million. In the fourth quarter of 2003, work-hours per ton of paper produced were reduced by 16% from 2002 levels. The plan is expected to achieve a 20% improvement in work-hours per ton by the end of 2004.

Financial Summary

(US $ millions, except per share information)	2003	2002	2001	2000	1999
Net sales	$1,939	$1,426	$1,268	$1,302	$1,449
EBITDA (1)	359	136	105	203	268
Earnings	126	13	12	94	170
Earnings from continuing operations	116	7	6	94	166
Total assets	2,042	1,969	1,795	1,764	1,629
Long-term debt	660	812	690	597	386
Net debt	423	697	525	442	184
Earnings per share	0.85	0.08	0.07	0.61	1.07
Earnings per share from continuing operations	0.78	0.03	0.03	0.61	1.05
Common dividends per share	0.29	0.26	0.26	0.26	0.26
Preferred dividends per share	0.83	0.67	0.96	1.15	1.03

(1)	EBITDA excludes restructuring charge of $26 million in 2003 and provision for Paper operations of $155 million in 1999.

2003 was Nexfor’s most profitable year since 1999. Record OSB prices in North America drove earnings to $126 million or $0.85 per common share, up sharply from $13 million or $0.08 per share recorded in 2002. The results in 2003 include a $12 million gain ($0.08 per share) on the sale of two sawmills and a $17 million restructuring charge ($0.12 per share). Excluding these items, 2003 earnings were $131 million or $0.89 per common share.

     While Panels contributed significantly to the earnings growth, Nexfor’s results were adversely impacted by continuing difficult market conditions in the Paper segment.

     The following are significant achievements during 2003:

•	Generated free cash flow of $225 million ($1.54 per share).

•	Achieved 15% return on common equity.

•	Achieved 24% pre-tax cash return on capital employed.

•	Reduced net debt by $274 million.

•	Reduced leverage ratio to 29% of total capitalization from 44% at year-end 2002.

•	Maintained discipline in capital investments; totalled $48 million or 39% of depreciation.

•	Maintained BBB investment grade credit ratings.

•	Achieved $36 million in margin improvements.

•	Sold two Quebec-based sawmills for an after-tax gain of $12 million ($0.08 per share).

•	Implemented 20% productivity improvement program at East Paper.

•	Replaced wood processing system at Jefferson OSB mill at a cost of $12 million.

•	Established annual production records at 14 mills.

18	Nexfor 2003	Management’s Discussion and Analysis

•	Restarted pulp mill at Berlin.

•	Reduced Occupational Safety and Health Administration (OSHA) recordable rate by 17%.

•	Achieved environmental compliance of 99% in paper and pulp operations and 98% in wood products, within regulated air and water emission limits.

The margin improvement program (MIP), seven years after formal implementation, remains the cornerstone of Nexfor’s efforts to “control the controllables.” Measured at constant prices and exchange rates, MIP realized a $36 million improvement over 2002. Approximately 55% of 2003 MIP is attributed to improving volume from existing assets, 35% to improvements in gross margins related to product mix and 10% to cost reductions. The Panels segment contributed virtually all of the MIP in 2003. While the Paper segment realized improvements in volume, mix and cost, the MIP savings achieved were virtually all negated by weak markets for a number of non-specialty grades, which reduced the overall output.

     ROE averaged 15% in 2003, an eight-year high, and sharply higher than the 1% reported in 2002. Nexfor’s ROCE rose to 24% in 2003 from 10% in 2002. ROCE is a key measurement of financial performance, focusing on cash and the efficient use of capital. The capital base was relatively flat year-over-year at $1.5 billion – the higher ROCE was driven by EBITDA growth.

     Cash provided by operating activities, including changes in non-cash working capital, totalled $273 million in 2003 compared to $134 million in 2002. After capital expenditures, free cash flow generated was $225 million or $1.54 per share compared to $91 million in 2002. The substantial improvement was driven by higher OSB prices.

     Cash and short-term notes totalled $177 million at December 31, 2003, compared to $67 million at year-end 2002. In addition, a short-term investment of $60 million at year-end 2003 represents a convertible subordinated debenture issued by Canfor Corporation (Canfor) in November 1999 relating to the sale of Nexfor’s 50% interest in Northwood Inc. In 2002, this debenture was included in other assets. Nexfor sold the debenture on January 5, 2004, realizing par value.

     The $150 million 7.5% debentures issued in 1993 matured July 15, 2003. The maturity was funded by a combination of cash on hand and drawings on bank credit facilities. At the end of 2003, committed bank lines were $272 million, of which $21 million was utilized.

     At December 31, 2003, the ratio of net debt/total capitalization stood at 29%, down from 44% at year-end 2002. A key component in Nexfor’s strategy is to maintain a strong balance sheet with the ability to access capital markets at favourable rates. The Company targets a 25%–40% range over a business cycle.

     Book value at December 31, 2003, was $5.79 (CAD $7.48). Nexfor’s shares traded on the Toronto Stock Exchange (TSX) in a range of CAD $7.01–$11.24 in 2003, closing the year at CAD $10.85 up 32% from year-end 2002. The S&P/TSX Composite Index rose 24% in 2003. The S&P/TSX Materials Index, consisting of companies producing forest products, gold, steel, chemicals and base metals, was up 26%. Nexfor’s peak share price in 2003 of CAD $11.24, recorded in mid-December, represented the highest trade since August 1995. The daily average volume traded during 2003 was 213,000.

Summary of Quarterly Results

						Earnings from	Earnings from
						Continuing	Continuing
			Earnings per	Earnings per	Earnings from	Operations	Operations
			Common	Common	Continuing	per Common	per Common
	Net Sales	Earnings	Share	Share	Operations	Share	Share
	(US $ millions)	(US $ millions)	(basic)	(diluted)	(US $ millions)	(basic)	(diluted)
2003
4th Quarter	$574	$71	$0.48	$0.48	$59	$0.40	$0.40
3rd Quarter	534	54	0.37	0.37	54	0.37	0.37
2nd Quarter	439	—	0.00	0.00	2	0.01	0.01
1st Quarter	392	1	0.00	0.00	1	0.00	0.00
2002
4th Quarter	$373	$(6)	$(0.03)	$(0.03)	$(5)	$(0.03)	$(0.03)
3rd Quarter	362	4	0.02	0.02	4	0.02	0.02
2nd Quarter	366	12	0.08	0.08	7	0.04	0.04
1st Quarter	325	3	0.01	0.01	1	0.00	0.00

Quarterly earnings through 2002 and the first half of 2003 were relatively consistent. The surge in earnings in the last six months of 2003 reflects the rising price of OSB. Restructuring charges at the East Paper

Management’s Discussion and Analysis	Nexfor 2003	19

operations amounted to $14 million, $2 million and $1 million in the second, third and fourth quarters of 2003 respectively. Earnings in the fourth quarter of 2003 were boosted by the $12 million gain on the sale of the Quebec sawmills.

Net Sales

Net sales increased 36% or $513 million in 2003, due primarily to higher OSB prices and a full year’s impact from acquisitions that were completed during 2002. OSB accounted for 38% of total net sales in 2003 compared to 27% in 2002. The split of net sales by segment in 2003 was: Panels 55%, Paper 43% and Timber 2%.

(US $ millions)	2003	2002	2001	2000	1999
Panels	$1,064	$679	$496	$496	$460
Paper	839	717	742	777	704
Timber	72	65	60	61	44
Inter-segment	(36)	(35)	(30)	(32)	(18)

Subtotal	1,939	1,426	1,268	1,302	1,190
Operations sold	—	—	—	—	259

Total	$1,939	$1,426	$1,268	$1,302	$1,449

(1)	1999–2003 excludes net sales from the two sawmills sold October 31, 2003, which have been reclassified as discontinued operations.

(2)	Operations sold in 1999 represent Northwood Inc. and Maclaren Energy.

OSB was largely responsible for the $385 million or 57% increase in net sales for the Panels segment relative to 2002. OSB mill nets increased 64%, benefiting from record prices in North America, while shipments rose 13%. The three Southern US OSB mills acquired April 1, 2002, generated net sales of $233 million in 2003 compared to $99 million during the nine-month ownership period in 2002. The acquired mills accounted for 69% of the 396 million square feet (3/8-inch basis) increase in shipments. Continued ramp-up of the greenfield OSB mills in South Carolina and Alabama accounted for 18% of the increase in shipments.

     Paper sales revenue increased $122 million or 17% over 2002 levels. The paper and pulp complex at Berlin-Gorham, New Hampshire, acquired May 31, 2002, generated third-party net sales of $132 million in 2003 compared to $15 million in 2002. Sales in 2002 were capitalized until November while the paper mill was in start-up mode. The pulp mill at Berlin restarted April 2003.

     Net sales from the Timber segment were up $7 million or 11% over 2002 despite a 1% decline in shipments.

     The US remained the principal market for Nexfor’s products, with 76% of total sales in 2003, up from 73% in 2002. European sales represented 14% in 2003 and Canadian sales 10%.

		United		2003	2002
Shipments by Market	Canada	States	Europe	Total	Total
OSB (MMsf–3/8”)	289	2,753	330	3,372	2,976
Particleboard (MMsf–3/8”)	—	—	618	618	553
MDF (MMsf–3/8”)	17	140	410	567	539
Plywood (MMsf–3/8”)	14	63	—	77	79
I-joist (MM lineal ft.)	—	41	—	41	30
Uncoated freesheet (000 tonnes)	12	433	—	445	369
Groundwood paper (000 tonnes)	4	171	—	175	178
Paperboard (000 tonnes)	41	11	—	52	52
Towel (000 tonnes)	—	29	—	29	17
Pulp (000 tonnes)	45	218	66	329	230
Lumber (MMfbm)	18	402	—	420	441

20	Nexfor 2003	Management’s Discussion and Analysis

EBITDA

EBITDA increased 164% in 2003 to $359 million. Panels contributed 104% of the total 2003 EBITDA compared to 69% in 2002. EBITDA margins improved to 18% from 10% in 2002. Depreciation expense increased $6 million in 2003 to $124 million, with $4 million due to acquisitions.

(US $ millions)	2003	2002	2001	2000	1999
Panels	$375	$94	$50	$101	$143
Paper	(26)	32	45	91	55
Timber	10	10	10	11	7

Subtotal	359	136	105	203	205
Operations sold	—	—	—	—	63

Total	$359	$136	$105	$203	$268

(1)	1999–2003 results exclude EBITDA from the two sawmills sold October 31, 2003, which have been reclassified as discontinued operations.

(2)	Paper results exclude restructuring charge of $26 million in 2003 and provision for Paper operations of $155 million in 1999.

(3)	Operations sold in 1999 represent Northwood Inc. and Maclaren Energy.

EBITDA from Panels increased $281 million in 2003 to $375 million. North American operations contributed 92% of the 2003 total; Europe 8%. OSB accounted for 92% of the segment’s 2003 results generating EBITDA of $343 million, up $275 million from 2002.

     Paper posted EBITDA of negative $26 million in 2003, down $58 million from 2002. The 2003 result excludes a $26 million restructuring charge at East Paper. Results continue to be adversely impacted by difficult market conditions. Oversupply is affecting most grades of paper, hardwood pulp and softwood lumber. Downtime was taken in the fourth quarter, curtailing 36,000 tonnes of paper and pulp production.

     Timber results maintained consistency year-over-year.

Softwood Lumber Duties

Effective May 22, 2002, the US International Trade Commission imposed an 18.8% countervailing duty (CVD) and an 8.4% antidumping duty (ADD) on Canadian lumber exported to the US. Nexfor’s recently divested Quebec mills were subject to both the CVD and the ADD, while the two mills in New Brunswick are only subject to the ADD. Nexfor paid $14 million in duties from May 22, 2002, through December 31, 2003 – $7 million for continuing operations, $4 million in 2003, and $7 million in respect of discontinued operations, $4 million in 2003.

     The Government of Canada has challenged the duties, launching appeals with various trade bodies. Notwithstanding the rates established in the investigations, the final liability for the assessment of CVD and ADD will not be determined until the appeal process is complete or a negotiated settlement is reached.

     In respect of discontinued operations, Nexfor retained the right to any refund of duties paid prior to the sale, should the appeal process or a negotiated settlement yield any refund.

Interest

Interest expense at $37 million in 2003 was unchanged from 2002. Total long-term debt, including the current portion, decreased to $660 million at year-end 2003, down 19% from $812 million at December 31, 2002. Most of the debt reduction in 2003 occurred in the last four months of the year, benefiting from record OSB prices and proceeds from the sawmills sale. Accordingly, average debt outstanding during the year was only marginally lower than in 2002.

     The effective interest rate on Nexfor’s debt-related obligations, including the impact of interest rate swaps, was 4.7% at December 31, 2003, compared to 4.5% at year-end 2002.

     During the second quarter of 2003, Nexfor realized a gain of $23 million in respect of $375 million of interest rate swaps. In 2002, a gain of $30 million was realized. These gains are deferred and amortized over the remaining term of the debt against which the swaps were designated as hedges. The amortization amounted to $11 million in 2003 and $9 million in 2002.

     Interest income in 2003 amounted to $5 million compared to $6 million in 2002. Both years include income of $3 million from the Canfor 6.25% convertible debentures.

Income Taxes

A tax expense of $61 million was recorded in 2003 on pre-tax earnings from continuing operations of $177 million. The effective tax rate of 35% equates to the combined statutory rate.

Management’s Discussion and Analysis	Nexfor 2003	21

Segment Results

Change in Operating Segments

Nexfor changed its operating segments in 2003 due to the sale of two non-strategic sawmills and an organizational change that better reflects the strategic direction, business characteristics and management of Nexfor. The business segments previously reported as North American Building Materials, European Panels, and Paper and Pulp have been replaced by Panels, Paper and Timber. Segmented information for prior periods has been restated to reflect these changes. Results from two sawmills sold effective October 31, 2003, have been classified as discontinued operations. Nexfor’s remaining four sawmills, previously reported in the North American Building Materials segment, are totally integrated with the East Paper operations and are now reported in the Paper segment.

The percentage of capital employed by segment is as follows:

(Percentage)	2003	2002	2001	2000	1999
Panels	57	58	50	48	45
Paper	39	38	47	49	51
Timber	4	4	3	3	4

Total	100%	100%	100%	100%	100%

Panels

(US $ millions)	2003	2002	2001	2000	1999
Net sales	$1,064	$679	$496	$496	$460
EBITDA	375	94	50	101	143
Depreciation	76	71	44	42	30
Capital investments	31	15	64	136	123

The Panels segment comprises 10 OSB mills, 2 MDF plants, 2 particleboard plants, 1 I-joist mill, 1 hardwood plywood mill, 2 laminating operations and 1 furniture plant. The operations, employing approximately 2,650 people, are located in Canada, the US and the UK. The segment accounted for 55% of Nexfor’s total net sales in 2003 compared to 48% in 2002.

	Net Sales		Shipments		Average Mill Nets
	(US $ millions)		(volume)		(US $ per M unit)
	2003	2002	2003	2002	2003	2002
OSB (MMsf–3/8”)	$737	$389	3,372	2,976	$218	$131
MDF (MMsf–3/8”)	94	86	567	539	165	159
Particleboard (MMsf–3/8”)	82	63	618	553	132	114
Plywood (MMsf–3/8”)	41	44	77	79	537	558
I-joist (MM lineal ft.)	30	23	41	30	729	755
Other (1)	80	74	—	—	—	—

Total	$1,064	$679

(1)	Other sales are net of internal transfers and include laminated products, furniture components and ready-to-assemble furniture units.

22	Nexfor 2003	Management’s Discussion and Analysis

Markets

The US housing market continues to be robust. Housing starts increased 8% in 2003 to 1.85 million units, the strongest performance since 1978. The building boom continues to be powered by low interest rates and favourable demographics. Rates on benchmark 30-year mortgages sank to a four-decade low of 5.2% in June. Demographics supporting demand include population growth from immigration and aging baby boomers buying vacation homes. Single-family starts, up 10% from 2002 to a record high 1.5 million units, continued to provide the foundation for the strong construction activity. Canadian housing starts hit 217,800, representing a 6% increase over 2002 and the best in 15 years. The UK housing market remained strong as low unemployment and low interest rates continued to support consumer spending.

     The North American structural panel industry produced a record 40.9 billion square feet (3/8-inch basis) in 2003 driven by a record OSB output of 23.7 billion feet. Consumption exceeded production by 482 million feet in 2003 and most of the increased demand came in the second half of the year. OSB production was up 4% year-over-year; plywood declined 3%. OSB accounted for 58% of the total North American structural panel production in 2003 compared to 56% in 2002. In 2003, one OSB plant and one plywood plant opened in North America. Four plywood plants closed permanently.

     North Central benchmark OSB prices peaked at a record $465 per Msf (7/16-inch basis) in late September 2003, shattering the previous record set in July 1999 by $110. The $465 price was maintained for eight weeks before dropping to $240 at December 31. Prices in January 2004 rebounded back up to $410. The North Central OSB price averaged $294 in 2003, up 85% from 2002. Strong building activity and low inventories in the distribution pipeline were the main factors for the pricing boom.

     The North American plywood overlay market experienced a surge of imports, mainly from Asia. Oversupplied markets shrank order files causing industry downtime as well as permanent mill closures. The demand for I-joist stayed healthy throughout the year, but high prices for webstock could not be passed on to customers.

     European demand for OSB increased 20% in 2003. Growth was primarily due to a continued high rate of substitution for plywood and particleboard. The strongest growth segment for OSB was flooring markets. MDF markets in Europe were negatively impacted as new capacity ramped up, and demand growth was constrained by continued weakness in Continental economies, particularly Germany.

Operations

Production	2003	2002	2001	2000	1999
OSB (MMsf–3/8”)	3,402	2,986	1,800	1,520	1,312
MDF (MMsf–3/8”)	572	524	521	510	287
Particleboard (MMsf–3/8”)	586	560	565	706	422
Plywood (MMsf–3/8”)	76	79	80	82	80
I-joist (MM lineal ft.)	41	31	26	7	—

EBITDA for Panels quadrupled in 2003 to $375 million, split 92% North America and 8% Europe. EBITDA margins averaged 35% in 2003 compared to 14% in 2002. Record OSB prices propelled the dramatic improvement. Nine of the ten OSB mills established annual production records in 2003. In addition, annual production records were set at both MDF facilities, the particleboard mill in Scotland and the I-joist plant in New Brunswick.

     OSB production increased 416 million square feet (3/8-inch basis) or 14% in 2003. The three Southern US mills, acquired in April 2002, accounted for 269 million of the increment. Ramp-ups at the greenfield mills in Alabama and South Carolina contributed an additional 83 million feet. The Barton mill in Huguley, Alabama, averaged 90% of capacity in 2003; the mill at Joanna, South Carolina, 75%. Shutdowns at Joanna were scheduled to address ongoing production constraints. Production from the mill in Scotland increased 8% in 2003. A 16-day market curtailment was taken there in December 2002. OSB operations generated EBITDA of $343 million in 2003 compared to $68 million in 2002.

Management’s Discussion and Analysis	Nexfor 2003	23

     EBITDA margins from the North American industrial Panel operations averaged 8% in 2003 compared to 17% in 2002. Market-related shutdowns were taken at both North American MDF and plywood facilities during 2003 in response to weaker demand. MDF production at Cowie, Scotland, was up 12% due to continuous improvement on both lines and no market curtailments. One MDF line in Scotland was shut for eight weeks in 2002. MDF costs at Cowie declined 3% as margin improvements offset hikes in resin and gas prices. The continuous particleboard press line installed at Cowie in 2001 continued its ramp-up though 2003, delivering a net production increase of 14%.

Paper

(US $ millions)	2003	2002	2001	2000	1999
Net sales	$839	$717	$742	$777	$704
EBITDA(1)	(26)	32	45	91	55
Depreciation	46	46	47	46	53
Capital investments	14	25	35	34	28

(1)	EBITDA excludes restructuring charge of $26 million in 2003 and provision for paper operations of $155 million in 1999.

The Paper segment comprises 17 paper machines at 4 locations, 2 market pulp facilities and 4 sawmills. Products include uncoated freesheet, groundwood, paperboard, towel, hardwood pulp and softwood lumber. The segment employs about 3,650 people with operations in two Canadian provinces and four US states. Paper accounted for 43% of Nexfor’s net sales in 2003 compared to 50% in 2002.

	Net Sales		Shipments		Average Mill Nets
	(US $ millions)		(volume)		(US $ per M unit)
	2003	2002	2003	2002	2003	2002
Uncoated freesheet (000 tonnes)	$453	$401	445	369	$1,017	$1,086
Groundwood paper (000 tonnes)	129	130	175	178	736	733
Paperboard (000 tonnes)	29	26	52	52	565	509
Towel (000 tonnes)	20	12	29	17	694	683
Pulp (000 tonnes)	130	85	329	230	394	369
Lumber (MMfbm)	102	113	420	441	243	256
Intra-segment and other	(24)	(50)	—	—	—	—

Total	$839	$717

Markets

Paper

The year 2003 was another challenging one for North American producers. There was little improvement in pricing, and downtime, machine shutdowns and financial restructuring remained principal concerns. A similar situation occurred across the industry in 2002 and 2001.

     Market demand for US paper and paperboard was affected by various conditions including an eroding manufacturing base in North America, slow economic growth in the first half of the year, minimal job creation and sluggish media advertising. In addition, US producers have been impacted by imports from Asia and Europe.

     Price increases in 2003 were few and far between. Small increases were announced and captured in the groundwood segments. The increases were driven largely to recoup some of the exchange losses suffered on the value of the Canadian dollar and the Euro. Demand improved for both coated and uncoated groundwood grades, although much of the improvement was absorbed by a surge in imports.

24	Nexfor 2003	Management’s Discussion and Analysis

     Attempted price increases on uncoated freesheet failed. US uncoated freesheet demand declined for the fourth consecutive year in 2003, reflecting the impact of electronic substitution and white collar unemployment. Electronic substitution has affected uncoated freesheet demand more than any other segment of printing and writing papers. The growth in use of plain paper fax machines and small office printers has slowed dramatically as e-mail deliveries and the electronic storage of documents have become more widely accepted.

     Reported transaction prices for commodity uncoated freesheet, No. 3 Offset 50-pound rolls, declined from $660 per ton in January to $575 by year-end, averaging $622 for the year 2003 – the lowest in nine years. The benchmark price for coated groundwood, No. 5 34-pound, averaged $826 in 2003, up 2% from 2002.

     Prices for technical specialty grades were relatively stable in 2003 despite difficult economic conditions. Nexfor’s technical specialty business grew 9% in 2003 to 136,000 tonnes, benefiting from growth in packaging, thermal transfer label and super-calendered release markets. New product development and superior quality characteristics continue to contribute to Nexfor’s success in these grades.

Market Pulp

Markets tightened through the first half of 2003 as list prices for northern bleached hardwood kraft rose from $470 per tonne in January to $560 April 1. The price hikes were supported by weather-related fibre shortages in the US South, increased demand in Asia, a stronger Euro and declining producer inventories. The market started to soften during the slow summer months due to weak paper demand and new offshore hardwood capacity coming online. Oversupply kept the market generally in decline through the third and fourth quarters. The demand/supply fundamentals for hardwood pulp were weaker than for softwood grades due to new eucalyptus capacity in South America. Nexfor’s two market pulp mills produce hardwood pulp. Norscan producer inventories ended December at 1.84 million tonnes, the highest year-end total since 1996 and well above the 1.5 million tonne level considered to reflect a balanced market.

Lumber

Lumber prices (Eastern Boston SPF 2x4) averaged $289 per Mfbm in the first half of 2003, the lowest first half average since 1991. Extensive mill closures and downtime were experienced throughout the industry. Prices rebounded to average $355 per Mfbm in the second half of 2003 driven by strong demand, with housing starts well above typical seasonal peaks, and reduced supply from shutdowns taken in the first half. Prices averaged $322 for the full year, $3 higher than the 2002 average. North American consumption of softwood lumber increased 4% in 2003 to a new record, exceeding 70 billion feet.

Operations

Production (000 tonnes except lumber)	2003	2002	2001	2000	1999
Uncoated freesheet	450	380	352	432	407
Uncoated groundwood paper	102	96	97	98	94
Coated groundwood paper	73	82	89	80	77
Paperboard	52	51	51	53	53
Towel	29	18	—	—	—
Pulp	328	237	224	238	238
Lumber (MMfbm) (1)	415	448	416	316	262

(1)	Lumber production 1999–2003 excludes two sawmills sold October 31, 2003, which have been reclassified as discontinued operations.

EBITDA from the Paper segment declined $58 million year-over-year from a $32 million profit in 2002 to a $26 million loss in 2003. The 2003 results exclude the $26 million restructuring charge for productivity improvements at East Paper. Factors contributing to the EBITDA decline include market-related down-time, appreciation of the Canadian dollar and higher costs.

Management’s Discussion and Analysis	Nexfor 2003	25

Paper

East Paper operated well in a difficult market environment setting annual average daily production records in paperboard, sulphite pulp and paper. EBITDA results were down sharply from 2002, impacted by the weakness in uncoated freesheet markets and a 4% increase in cash costs of production. Production costs were impacted by the stronger Canadian dollar as pulp, power and steam are fed to the US mill from the cross border Edmundston operation. The East Paper productivity project is on schedule with 75% of the workforce reductions accomplished. A new six-year labour agreement signed in November will improve work flexibility with more job sharing.

     Production from the Midwest was down 2% from 2002 due to market downtime taken in the fourth quarter. Shipments were down 4% and average selling prices declined 5% from 2002. Cash costs were up 2% primarily due to higher natural gas prices. Higher costs from purchased fibre were completely offset by increased pulp and deink production.

     The paper mill at Gorham increased total production of fine paper and towel by 129%, running an average of four machines for the entire year. The facility, which started up in June 2002, has five machines. On average, only three machines were operating at any one time in 2002.

Market Pulp

Production at the Thurso, Quebec, hardwood pulp mill averaged a record 682 tonnes per day, up 2% from 2002. Cash production costs increased 2% due to higher costs for wood, chemicals and energy. Shipments from Thurso to Nexfor’s paper mills decreased from 75,000 tonnes in 2002 to 53,000 tonnes in 2003 due to the start-up of the pulp mill at Berlin.

     The mill at Berlin started up in early April 2003 following the completion of quality and production improvements. The mill had been shut for 18 months. Production totalled 140,000 tonnes – approximately 40% was delivered via pipeline to the paper machines at Gorham, 10% shipped to Nexfor’s other paper mills and 50% sold to third parties.

Lumber

The sawmills in New Brunswick and Maine are integrated with the Paper operations, supplying approximately 65% of the chips required annually by the pulp mill at Edmundston. As such, the sawmills continued to operate through most of 2003 despite cash losses from weak lumber prices. Lumber production decreased 33 MMfbm or 7% in 2003. The sawmill at Juniper, New Brunswick, was shut for four weeks effective December 8, 2003, due to weak markets, the stronger Canadian dollar and US duties. Both sawmills in New Brunswick took downtime in the second quarter due to weak markets and surplus chip inventories. Production from the sawmills in Maine was 14 MMfbm lower than in 2002. A night shift had been added at the Ashland, Maine, mill from May through December in 2002.

     Duties paid in 2003 totalled $4 million compared to $3 million in 2002, net of prior year reversals.

Timber

(US $ millions)	2003	2002	2001	2000	1999
Net sales	$72	$65	$60	$61	$44
EBITDA	10	10	10	11	7
Depreciation	2	1	1	1	1
Capital investments	3	3	—	1	1

The Timber segment includes freehold lands in Maine (97,000 hectares) and New Brunswick (310,000 hectares) and Crown licences in New Brunswick (536,000 hectares). Employment levels are seasonal with about 170 at year-end. Approximately 50% of the segment’s sales are directed to third parties, the remainder is consumed internally. Substantially all of the softwood fibre harvested is used internally to support the lumber and Paper operations while the hardwood fibre is sold on the open market. Timber accounted for 4% of Nexfor’s total net sales in both 2002 and 2003.

26	Nexfor 2003	Management’s Discussion and Analysis

Markets

The log supply to sawmills in Maine and New Brunswick tightened in 2003 due to inclement weather and reduced contractor capacity. Average prices increased 8%.

Operations

EBITDA for Timber was $10 million in both 2002 and 2003. Total shipments of 2.7 million cubic metres in 2003 were 1% below 2002.

Changes in Accounting Policy

The Canadian Institute of Chartered Accountants (CICA) Handbook Section 3110 – Asset Retirement Obligations, is effective for fiscal years beginning on or after January 1, 2004, and will be adopted by the Company effective January 1, 2004. Section 3110 requires the recognition of all legal obligations associated with the retirement of a tangible long-lived asset. Adoption of this new standard is not expected to have a material impact on the consolidated financial statements.

     In 2003, Nexfor changed the date it measures its obligations under employee future benefits plans for accounting purposes, from September 30 to December 31, to better reflect the financial position of these plans at the reporting date. This change in accounting policy has been effected retroactively. The change in policy did not effect earnings in 2003 and 2002. Opening retained earnings in 2002 have been decreased by $2 million and other liabilities increased by $2 million.

     During the fourth quarter of 2002, the US dollar became the functional currency of Nexfor’s Canadian operations as a result of the increase in US dollar-denominated expenditures of those operations as compared to prior years. Concurrent with this change in functional currency, Nexfor adopted the US dollar as its reporting currency. Under GAAP, the change in reporting currency was effected using the translation of convenience method whereby all historical financial transactions and balances were translated into US dollars using the exchange rate in effect on the date of changing the reporting currency. The exchange rate used to translate historical balances and transactions was CAD $1.00 = US $0.638.

Significant Accounting Policies and Estimates

Revenue Recognition

Net sales are recognized when the risks of ownership pass to the purchaser. This is generally when goods are shipped.

     Sales are governed by contract or by standard industry terms. Revenue is not recognized prior to the completion of those terms. The majority of product is shipped via third-party transport on a freight-on-board shipping basis. In all cases, product is subject to quality testing to ensure it meets applicable standards prior to shipment.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and are depreciated on a straight-line basis. The rates of depreciation are intended to fully depreciate manufacturing and non-manufacturing assets over the following periods, which approximate their useful lives:

Buildings	20 to 40 years
Sawmills and panelboard production equipment	10 to 15 years
Paper and pulp mill machinery and production equipment	20 years
Logging machinery and equipment	4 to 10 years

These periods are assessed from time to time to ensure that they continue to approximate the useful lives of the related assets.

Management’s Discussion and Analysis	Nexfor 2003	27

Financial Instruments

Nexfor uses derivative financial instruments solely for the purpose of managing its interest rate, foreign exchange and commodity price exposures, as further detailed on page 33 in the Price Sensitivities section and on page 34 in the Foreign Exchange section. These activities are governed by Board-approved financial policies that cover risk identification, tolerance, measurement and reporting. Derivative transactions are executed only with approved counterparties under master netting agreements. Derivative contracts that are deemed to be highly effective in offsetting changes in the fair value or cash flows of hedged items are designated as hedges of specific exposures and, accordingly, all gains and losses on these instruments are recognized in the same manner as the item being hedged.

Liquidity and Capital Resources

	Payments Due by Period
		Less than	One–Three	Four–Five	After Five
Contractual Obligations (US $ millions)	Total	One Year	Years	Years	Years
Long-term debt	$660	$2	$202	$200	$256
Operating leases	89	12	24	17	36
Purchase obligations	61	30	29	2	—

Total contractual obligations	$810	$44	$255	$219	$292

Note: The above table does not include obligations under the pension and post-retirement benefits plans. These obligations are discussed on page 30.

Cash provided by operating activities, before net changes in non-cash working capital balances, totalled $294 million in 2003 compared to $101 million in 2002. The higher cash flow corresponds primarily to the increase in EBITDA. An increase in non-cash working capital consumed $21 million in 2003 versus generating $33 million in 2002. The increase in working capital in 2003 reflects higher OSB prices impacting receivables and the start-up of the pulp mill at Berlin. Free cash flow amounted to $225 million in 2003, up $134 million from 2002.

     Net debt at December 31, 2003 totalled $423 million, a reduction of $274 million from year-end 2002. Net debt comprises total debt of $660 million less $177 million of cash and short-term notes and a $60 million short-term investment. The net debt/total capitalization ratio was 29% at December 31, 2003, compared to 44% at the previous year-end. The substantial reduction in net debt reflects the free cash flow generated and asset sale proceeds, less dividends.

     The $150 million 7.5% debentures issued in 1993 matured July 15, 2003. The maturity payment was funded by a combination of cash on hand and drawings on credit facilities. The next term debt repayment is the $200 million 6.875% debenture issue due November 15, 2005. The $660 million term debt outstanding at year-end 2003 has an average term of 5.3 years.

     During 2003, the Company’s committed unsecured revolving bank lines were renewed with each of its commercial banks for a three-year term. At December 31, 2003, $21 million of the $272 million of committed bank lines was utilized, with the balance available to support short-term liquidity requirements. These committed bank lines mature through 2006, bear interest at money market rates plus a margin that varies with the Company’s credit rating, and contain certain financial covenants, which the Company must comply with on a quarterly basis. The improved liquidity position allowed the Company to cancel a $100 million subordinated stand-by loan facility.

28	Nexfor 2003	Management’s Discussion and Analysis

     Subsequent to year-end, the Company entered into a new committed unsecured revolving bank line of CAD $38 million for a three-year term, increasing the total committed bank lines to $301 million. Also in early January 2004, the Company sold its CAD $78 million investment in a convertible subordinated debenture for proceeds of CAD $78 million, net of transaction costs. The debenture was issued by Canfor Corporation in November 1999 relating to the sale of Nexfor’s 50% interest in Northwood Inc.

     During 2003, the Company entered into new interest rate swap agreements of $50 million (2002 – $250 million), and swaps of $150 million (2002 – nil) matured. The terms of the swaps correspond to the terms of the underlying debt issues. In addition, the Company recouponed swaps of $375 million (2002 – $525 million) and terminated swaps of nil (2002 – $125 million), realizing gains of $23 million (2002 – $30 million), which are being deferred and amortized over the remaining term of the underlying debt. At December 31, 2003, the Company had $425 million (2002 – $525 million) of interest rate swaps outstanding and 57% (2002 – 65%) of Nexfor’s net debt was at floating interest rates.

     At December 31, 2003, the Company had tax operating loss carryforwards of approximately $175 million, CAD $30 million and £30 million from US, Canadian and UK operations respectively. These losses may be carried forward to future years before they expire in 2009 in Canada and 2022 in the US. The UK losses may be carried forward indefinitely. Adjusting capital cost allowances claimed for income tax purposes in the year may extend the expiry of the tax operating losses in Canada. The Company has capital losses in Canada of CAD $53 million that can be carried forward indefinitely. The Company also has approximately CAD $47 million of Investment Tax Credits (ITCs) available to reduce future Canadian tax liabilities. The ITCs expire between 2007 and 2011. The tax benefit of the ITCs on qualified fixed assets has been reflected in the financial statements as a reduction in the book value of the assets to which they relate. The loss carry-forwards and the credits will be utilized over the next several years to eliminate cash taxes otherwise payable, and will enhance future cash flows. The future tax benefits of these temporary differences have been included in future income taxes in the consolidated financial statements.

Capital Investments

Capital investments totalled $48 million in 2003, up 12% from a 10-year low of $43 million in 2002. Expenditures on Panels accounted for 65% of the total spending in 2003, Paper 29% and Timber 6%. The 2003 total included a $12 million project to replace the wood processing system at the Jefferson OSB mill. The Jefferson project, completed in December on time and on budget, will realize savings in increased wood recovery, reduced labour costs and lower maintenance requirements.

     In the past two years, capital investments totalled $91 million or 38% of depreciation. From 1998 through 2001, Nexfor invested more than $280 million in strategic capital, redeploying funds received from asset sales. Two greenfield OSB mills were built in the Southern US. In Scotland, the Inverness OSB mill was expanded by one-third and a particleboard line rebuilt. The OSB investments generated significant returns in 2003.

(US $ millions)	2003	2002	2001	2000	1999
Increased productivity	$20	$17	$32	$21	$37
Greenfield	–	–	34	114	92
Environmental	8	7	13	6	8
Maintenance of business	20	19	20	30	26

Total	$48	$43	$99	$171	$163

Management’s Discussion and Analysis	Nexfor 2003	29

The Company’s 2004 capital requirements are expected to be approximately $65 million. This target represents about one-half of depreciation. At year-end 2003, commitments to projects in progress amounted to $13 million. A major project approved by the Board of Directors in January 2004 is the installation of a new heat energy system at the Jefferson OSB mill. The $26 million project will take approximately 18 months to complete and will result in decreased fuel, operating and maintenance costs. The need to replace the system was identified prior to the April 2002 acquisition of the mill.

     Approximately 50% of the 2004 capital program will be for sustaining capital – maintenance and environmental. The 2004 capital will be funded with cash generated from operations. Other funding sources also available include existing cash reserves.

Credit Ratings

Debt ratings within investment grade categories are a key objective of Nexfor’s financing strategy and provide for long-term access to public and private capital markets on attractive terms. During 2003, all three rating agencies reaffirmed their ratings on the Company with stable outlooks. Current ratings are:

Moody’s
	Dominion Bond	Standard	Investors
	Rating Service	& Poor’s	Service
Debentures	BBB	BBB	Baa2
Preferred shares	Pfd-3	P-3 (high)/BB+

Ratings on the debentures have been consistent since 1995.

Defined Benefit Pension Plans

Nexfor’s obligations under its defined benefit pension plans are determined periodically through actuarial valuations, which are the basis for calculating pension expense. During 2003, Nexfor changed its measurement date for pension accounting purposes from September 30 to December 31. Prior year reported numbers have been restated to reflect the change in accounting policy. At December 31, 2003, defined benefit pension plan assets were $381 million (2002 – $293 million) while the accrued benefit obligations were $508 million (2002 – $413 million), yielding an unfunded liability of $127 million (2002 – $120 million). The funded status of Nexfor’s defined benefit pension plans has improved from 71% to 75%, as strong asset returns more than offset lower discount rates, the strengthening Canadian dollar and the early retirement window offered as part of the productivity improvement plan at East Paper.

     Defined benefit pension expense for the year was $31 million (2002 – $9 million) and defined benefit employer contributions were $27 million (2002 – $14 million). Nexfor’s defined benefit pension plans are funded in accordance with all applicable regulatory requirements. Nexfor anticipates 2004 net pension expense and employer contributions will be significantly lower than 2003, primarily because 2003 included one-time charges of $12 million and funding of $8 million related to the productivity improvement plan at East Paper.

     The assumed return on assets is 8% and is based on management’s best estimate of the long-term expected rate of return on plan assets, including consideration of asset mix, equity risk premium and active investment management premium. The discount rate is 6.00% or 6.25% depending on the plan, and is based on the market yield of high-quality corporate bonds of similar duration to the pension plan liabilities. Sensitivity to a 1% decrease in these two key assumptions is estimated as follows:

	Impact Dec. 31, 2003	Impact on 2003
	Unfunded Liability	Pension Expense
Return on assets	none	$3 million increase
Discount rate	$53 million increase	$2 million increase

30	Nexfor 2003	Management’s Discussion and Analysis

Significant changes in assumptions, driven by changes in financial markets, asset performance different from the assumed rate of return, significant new plan enhancements, acquisitions, divestitures, changes in the regulatory environment, and the measurement uncertainty incorporated into the actuarial valuation process could materially affect Nexfor’s future plan assets, accrued benefit obligations, pension expense and pension contributions.

Common Shares

Under the Dividend Reinvestment Plan, 2,261,000 common shares were issued in 2003 compared to 2,814,200 in 2002. For eight consecutive quarters beginning in the fourth quarter of 2001, Nexfor’s major shareholder, Brascan Corporation, elected to take dividends in shares in lieu of cash. At December 31, 2003, Brascan owned 43.1% of Nexfor’s outstanding common shares compared to 42.6% at year-end 2002.

     The Board of Directors approved a share repurchase program in October 2003 whereby the Company may purchase on the open market up to 7.4 million common shares, representing 5% of the total shares outstanding. Purchases may be made between October 31, 2003, and October 29, 2004. No shares were repurchased in 2003 or 2002. Since 1997, 15.6 million shares have been purchased and cancelled at a cost of $78 million. A copy of the notice filed with the TSX in respect of the share repurchase program may be obtained by shareholders, without charge, upon request to the Corporate Secretary of the Company.

Common Share Information	2003	2002	2001	2000	1999
Shares outstanding at year-end (000s)	148,198	144,450	141,561	140,307	151,217
Dividends (US $ millions )	$43	$36	$36	$36	$39
Book value (US $)	$5.79	$5.30	$5.50	$5.65	$5.24
Market price at year-end (CAD $)	$10.85	$8.25	$7.50	$7.10	$8.40
Dividend yield	3.7%	4.8%	5.3%	5.6%	4.8%

At January 29, 2004, the number of common shares outstanding amounted to 148.2 million, up 32,000 from year-end 2003 due to options exercised. No common shares were repurchased between December 31, 2003, and January 29, 2004.

Dividends

Dividends to common shareholders amounted to $43 million in 2003; $29 million was paid in cash and $14 million issued in shares under the Dividend Reinvestment Plan. In 2002, common dividends totalled $36 million with $20 million paid in cash. The annual dividend was CAD $0.40 per share in both years. The higher payout in 2003 reflects an increase in the number of shares outstanding and the appreciation of the Canadian dollar.

     Preferred share dividends totalled $2 million in 2003, unchanged from 2002. The Canadian prime interest rate is used to determine the dividend rate. The prime rate averaged 4.7% in 2003, up 49 basis points from 2002. Preferred share capital outstanding at year-end 2003 totalled 2.4 million shares or $38 million.

Management’s Discussion and Analysis	Nexfor 2003	31

Stock-Based Compensation

Effective January 1, 2002, the Company began accounting for its stock option plans in accordance with recommendations promulgated by the CICA.

     The Company accounts for stock options using the fair value method. Under this method, compensation expense for options is measured at the grant date using an option pricing model and recognized on a straight-line basis over the vesting period. In both 2002 and 2003, the Company recognized $1 million in compensation expense related to stock options.

     Shares issued under the Company’s stock option plan totalled 1.5 million in 2003, generating proceeds of $8 million. Options on 19,000 shares were exercised during 2002. Options on 4.5 million shares were outstanding at year-end 2003, with 39% vested. The exercise price for these options is between CAD $6.13 and CAD $10.00 with expiry at various dates to 2013.

Transactions with Related Parties

Nexfor purchases certain of its electricity from related parties. These parties are related by virtue of being under common significant influence. During 2003, Nexfor purchased $9 million (2002 – $9 million) of electricity from these related parties in Quebec and New Hampshire. Included in accounts payable and accrued liabilities is $1 million (2002 – $1 million) owing to these related parties.

     In 2003, the Company paid $1 million (2002 – $1 million) in miscellaneous fees to a party related by virtue of being under common significant influence.

     In the fourth quarter of 2003, Nexfor invested $10 million in convertible preferred shares of Katahdin Paper Company LLC (Katahdin). Katahdin is owned by an affiliate of Brascan Corporation, Nexfor’s major shareholder. The preferred shares pay a cumulative dividend of 5% and are convertible to common shares of Katahdin at Nexfor’s option. The shares offer Nexfor the potential to participate in the growth and financial returns of Katahdin. Katahdin restarted two paper machines in Maine in June 2003. Nexfor has managed the assets since start-up, providing sales, marketing and operating services in return for a management fee. During 2003, Nexfor received $2 million in management fees.

Labour Relations

Negotiations were completed in December 2003 with the Paper, Allied-Industrial, Chemical and Energy Workers International Union on a new six-year contract at the paper mill at Madawaska. The new agreement, expiring November 30, 2009, provides for wage and benefit increases of $7 million over the term of the contract. The total cost of the package should be offset by productivity gains as the new contract provides for greater flexibility and more job sharing.

     Five collective agreements covering approximately 1,500 employees are scheduled for renewal in 2004 at the two Quebec OSB mills, pulp mills in Quebec and New Brunswick and the paper mill in Wisconsin. All five contracts expire in the last half of 2004.

     Approximately 65% of Nexfor’s 6,500 employees are unionized.

32	Nexfor 2003	Management’s Discussion and Analysis

Risks and Uncertainties

Nexfor is exposed to a number of risks in the normal course of its business that have the potential to affect the operating performance of the Company. Major risks are discussed below.

Price Sensitivities

Nexfor’s earnings are sensitive to changes in world economic conditions, primarily in North America and Europe. Forest products markets are competitive and cyclical in nature and prices for many products are sensitive to variations in supply and demand.

     Based on operating at capacity, the following table shows the approximate annualized impact on after-tax earnings of changes in product prices.

	Sensitivity	Impact on	Average
	Factor	Earnings	Mill Nets
	(US $)	(US $ millions)	4th Quarter 2003
OSB	$10 per Msf–7/16"	$21	$338
Other panels	$10 per Msf–7/16"	7	201
Uncoated freesheet	$50 per tonne	17	1,016
Groundwood paper	$50 per tonne	6	743
Market pulp (1)	$25 per tonne	1	389
Lumber	$10 per Mfbm	3	256

(1)	Pulp sensitivity net of purchases and reflects 72,000-tonne hedge noted below.

Nexfor is exposed to commodity price risk on both inputs (e.g., energy and resin) and outputs (e.g., OSB and MDF), and monitors market developments in all commodity prices to which it is materially exposed. No liquid futures markets exist for the majority of Nexfor’s commodity inputs and outputs but, where possible, Nexfor will hedge a portion of its commodity price exposure up to Board-approved limits in order to reduce the potential negative impact of rising commodity input prices and falling commodity output prices. Should Nexfor decide to hedge any of this exposure, it will hedge physically with suppliers and customers and, if unfeasible, purchase financial hedges where liquid markets exist.

     At December 31, 2003, Nexfor had entered into a financial hedge maturing December 31, 2005, on 72,000 tonnes of market pulp at a price of $565 per tonne. The hedge represents 15% of the total exposure to annual pulp sales. In addition, Nexfor had hedged approximately 90% of its expected natural gas consumption through March 2004 and 30% from April 2004 through March 2005 by locking in the price directly with its suppliers. Nexfor had also hedged most of its deregulated electricity consumption through September 2005 with the remainder at regulated prices. As a result, over half of Nexfor’s 2004 energy requirements are hedged or at regulated prices.

Competition

The forest products industry is a highly competitive business environment in which companies compete, to a large degree, on the basis of price. Nexfor’s principal market is in the US where it competes with North American and, in some instances, foreign producers. Nexfor’s UK operation competes primarily with other European producers. Certain competitors may have lower-cost facilities than Nexfor. Nexfor’s ability to compete in these and other markets is dependent on a variety of factors such as manufacturing costs, continued free access to markets, customer service, product quality and currency exchange rates.

Management’s Discussion and Analysis	Nexfor 2003	33

Foreign Exchange

Nexfor competes within North American and European markets where product prices are significantly influenced by US dollar and Euro exchange rates. Nexfor’s exposure to foreign exchange rate fluctuations changed in the fourth quarter of 2002 given the change in functional currency of the Canadian operations and the concurrent adoption of the US dollar as Nexfor’s reporting currency.

     Nexfor’s foreign exchange exposure arises from the following sources:

•	Net investments in self-sustaining foreign operations, limited to Nexfor’s investment in its UK operations,

•	Net Canadian dollar-denominated monetary assets and liabilities, and

•	Committed or anticipated foreign currency transactions, primarily Canadian dollar costs in Nexfor’s Canadian operations and Euro revenues in Nexfor’s UK operations.

Nexfor’s policy is to hedge all significant balance sheet foreign exchange exposures. The Company may hedge a portion of net foreign currency cash flows for periods up to three years in order to reduce the potential negative effect of a strengthening Canadian dollar versus the US dollar or a strengthening British pound versus the Euro.

     In 2003, Nexfor was negatively impacted by the strengthening Canadian dollar, realizing an average exchange rate, relative to the US dollar, of US $0.700 (2002 – US $0.637) on its CAD $600 million Canadian dollar costs. This rate includes the effect of CAD $108 million (2002 – CAD $60 million) of Canadian dollar cost hedges at an average rate of US $0.637 (2002 – US $0.641).

     The Euro strengthened versus the British pound from an average rate of £0.629 in 2002 to £0.692 during 2003, ending the year at £0.706. This level is considered cost competitive for British manufacturers, improving export opportunities and reducing pressure from Continental European imports.

     There were no Canadian dollar cost hedges or Euro revenue hedges outstanding at December 31, 2003. Each US one-cent change in the value of the Canadian dollar will impact annualized after-tax earnings by approximately $4 million in 2004.

Environmental Issues

Nexfor’s operations are subject to a wide range of general and industry-specific environmental laws and regulations relating to air emissions, wastewater discharges, solid and hazardous waste management, plant and wildlife protection, and site remediation.

     Maximum Achievable Control Technology (MACT) regulations relating to the control of hazardous air pollutants will be introduced in the US in the first quarter of 2004. After the ruling, mills will have three years to comply. To comply with the more stringent regulations it is anticipated that system modifications and additional emissions control technology will be required at four of Nexfor’s US operations. In some circumstances, the expenditures to make necessary modifications may be material. A more detailed discussion on the expected impact of MACT on Nexfor’s operations can be found on page 72 of this annual report.

     In keeping with our goal of certifying all mills to the most appropriate standard in the regions where they operate, eight mills were certified to the third-party Sustainable Forestry Initiative® (SFI) standard during 2003. This brings the total number of Nexfor mills certified to the SFI standard to 14. To obtain certification, the mills demonstrated a commitment to forest conservation – including sound management planning and the protection of wildlife habitats and water quality.

     The Canadian government has continued to consult stakeholder groups to define an appropriate framework to meet its Kyoto treaty commitment to reduce greenhouse gases. Nexfor has participated in a Forest Products Association of Canada (FPAC) consultative committee to define attainable reductions for 2004 to 2012. In November 2003, FPAC signed a non-binding Memorandum of Understanding (MOU) with the Canadian government committing the Canadian paper and pulp sector to a 15% greenhouse gas intensity reduction over the assumed increase in emissions due to usual business growth. Discussions will continue through 2004 to define a concrete plan with more specific sector targets. However, under the terms of the MOU, we do not expect Nexfor will have to make significant capital investments.

     The American Forest and Paper Association has made a recommendation to the US government that the US paper and pulp sector will commit to a 12% reduction in greenhouse gas emissions intensity in the 2000 to 2012 period. Nexfor’s operations will be able to comply.

34	Nexfor 2003	Management’s Discussion and Analysis

Timber Resource

Nexfor manages nearly 1.0 million hectares of forest land, in Maine and New Brunswick. In Quebec and Ontario Nexfor is the beneficiary of government timberlands supplying approximately 1.2 million cubic metres of fibre to operations in these provinces. Approximately 3.6 million cubic metres of logs were harvested in 2003 for Nexfor’s own operations and trade to other parties. The panel mills in the US and UK purchase all of their requirements from government lands and private woodlot owners. Almost nine million seedlings were planted on owned and managed woodlands in 2003 to supplement natural regeneration.

     The Crown licences require the payment of stumpage fees for timber harvested and compliance with specified rehabilitation and silvicultural management practices. The licences cover periods ranging from 20 to 25 years and are renewed or extended every 5 years. They can be revoked or cancelled for non-performance. The licences also contain terms and conditions that could, under limited circumstances, result in a reduction of annual allowable timber that may be harvested by Nexfor without any compensation.

Aboriginal Land Claims

In July 1998, a lawsuit was launched by the Cree Nation in Northern Quebec against the federal and provincial governments and forest product companies operating in the region, including Nexfor. The lawsuit claimed that forestry on Aboriginal lands threatened the traditional Cree way of life protected under the James Bay and Northern Quebec Agreement signed in 1974.

     The case was resolved February 7, 2002, outside of court with an agreement between the Cree Nation and the Quebec government. The Agreement encompassed the management of all natural resources. Most of the changes to the Forestry Code resulting from this Agreement are now known. However, their impact cannot be fully measured until the Ministry of Natural Resources, Parks and Wildlife approves or modifies the five-year forest management plans submitted in December 2003 by Nexfor and the other harvest licence holders. The Agreement will affect the timber allocations and harvesting costs for Nexfor’s operations in Quebec.

Outlook for 2004

Panels

Homebuilding is expected to be modestly lower but still robust in 2004. US housing starts are projected at 1.75 million units in 2004, down 5% from 2003. Starts have averaged 1.67 million over the past five years. With the US economy on a recovery track, incomes and employment are expected to continue climbing. These improvements, along with only a moderate rise in mortgage rates, should support strong housing demand for the near to medium terms. The single-family sector is again forecast to account for more than 80% of all new homes built in 2004.

     Structural panel consumption should remain solid in 2004, easing only marginally from the record levels reached in 2003. Additional OSB production capacity will enter the North American market but plywood mill closures are likely to continue. Twenty-two plywood mills in North America have closed in the past five years.

     Nexfor’s OSB production is expected to increase approximately 7% in 2004. The completion of ramp-ups to design capacity at the greenfield mills in Alabama and South Carolina will be partially offset by additional maintenance downtime in 2004. Three mills deferred maintenance shutdowns in the fourth quarter of 2003. Value-added products are expected to account for a larger percentage of Nexfor’s total OSB output in 2004.

     Total European demand for OSB is expected to grow a further 10%–15% in 2004. The rate of substitution of OSB for other panels, however, could slow due to the large relative price increase of OSB compared to plywood and particleboard. At the beginning of 2004, OSB prices were 25%–30% higher than during the third quarter of 2003. Market conditions for European MDF will remain competitive in 2004. The rapidly weakening US dollar reduces the competitive position of UK/European producers.

     Lamination markets in the UK are expected to remain oversupplied. Benefits from product and customer rationalization in 2003 at the South Molton, England, plant should accrue in 2004. The improved sales mix should more than offset the decrease in volume.

Management’s Discussion and Analysis	Nexfor 2003	35

Paper

US demand for printing and writing papers is forecast to grow in 2004 as an improved economy takes hold. GDP growth, forecast at 4%, will correlate with improved business profits, which in turn should increase spending on print advertising. Direct mail advertising will get a boost from legislation enacted by the Federal Communications Commission that restricts telemarketing and from the postal service assurances of no rate increases through 2006.

     Imports from Europe and Asia will continue but should become less of a factor due to a weaker US dollar, and improving overseas demand.

     Price increase projections for 2004 are guarded. Groundwood grades appear to be better positioned for price increases than uncoated freesheet. Inventories will be tightly managed and downtime taken if required. Two uncoated freesheet machines (annual capacity 72,000 tonnes) at the Gorham mill, shut since early November 2003, will remain idled until market conditions improve.

     The outlook for Nexfor’s technical specialty paper grades is encouraging. The key products (packaging, thermal and super-calendered release) are well positioned for growth as a direct result of high-quality, strong customer relations and the qualification of certain grades with new customers.

     Pulp markets similarly remain weak with supply/demand imbalance most prevalent in hardwood pulp. Any pulp pricing improvement is currently being driven by Asian buying and the weaker US dollar, not underlying demand. For sustainable pulp price increases, markets will need some recovery in paper demand.

     Lumber markets will continue to be affected by the softwood trade dispute and oversupply. Despite various proposals over the past two years, the framework for a negotiated settlement remains elusive. Resolution of the dispute in 2004 could act as a significant positive catalyst for the lumber sector.

Summary

OSB market conditions remain positive, given strong housing starts, underlying demographics and favourable mortgage rates. Modest pricing improvement is expected from the Paper sector in 2004. Additional savings of $10 million are projected from the restructuring actions taken at East Paper in 2003 bringing the cumulative benefit to $19 million. While Nexfor’s largest gains in Paper may stem from margin improvements, the Company is well leveraged to benefit from higher prices. A 5% price increase to our 780,000 tonnes of paper production capacity would improve EBITDA by $35 million.

     Cash flow from operations in 2004 is expected to be sufficient to fund capital spending as well as interest and dividend requirements. The margin improvement program is planned to deliver $40 million in benefits. Undrawn committed term bank lines amounted to $251 million at December 31, 2003, and cash balances totalled $177 million, which supports short-term liquidity requirements. In addition, the Canfor debentures were sold for CAD $78 million, net of expenses, in early 2004. With solid BBB investment grade ratings, the public and private debt markets are open to the Company. The next debt maturity is November 2005.

     During 2003, Nexfor focused on debt reduction following acquisitions in 2002. The Company committed to reducing net debt/total capitalization to a maximum of 40%, and delivered on that commitment, generating $225 million in free cash flow and selling non-strategic assets. Net debt/total capitalization, at 29% at year-end 2003, is comfortably within Nexfor’s target range of 25%–40%.

     The Company can now broaden its strategic focus to pursue acquisition opportunities in its core businesses.

36	Nexfor 2003	Management’s Discussion and Analysis

Definitions

EBITDA is earnings from continuing operations before interest, taxes, depreciation and amortization. As there is no generally accepted method of calculating EBITDA, the measures as calculated by Nexfor may not be comparable to similarly titled measures reported by other companies. EBITDA is presented as a useful indicator of a company’s ability to meet debt service and capital expenditure requirements. Nexfor interprets EBITDA trends as an indicator of relative operating performance.

EBITDA margin (%) is EBITDA as a percentage of net sales.

Operating earnings is earnings from continuing operations before interest and taxes.

ROCE (return on capital employed) is EBITDA divided by capital employed.

ROE (return on common equity) is earnings available to common shareholders (earnings less preferred share dividends) divided by common shareholders’ equity.

Net debt is long-term debt including the current portion and bank advances less cash and short-term notes, and less a short-term investment.

Free cash flow is defined as cash provided by operating activities including the net change in non-cash working capital balances less total capital investments (additions to property, plant and equipment).

Book value per share is common shareholders’ equity divided by common shares outstanding.

Capital employed is the sum of property, plant and equipment, operating working capital (accounts receivable plus inventory less accounts payable) and other assets.

Net debt/total capitalization is net debt divided by capital employed.

EBITDA

(US $ millions)	2003	2002	2001	2000	1999
Earnings	$126	$13	$12	$94	$170
Less: Earnings from discontinued operations	2	(6)	(6)	—	(4)
Less: Gain on sale of discontinued operations	(12)	—	—	—	—
Add: Interest expense	37	37	33	25	34
Less: Interest and other income	(5)	(6)	(6)	(27)	(216)
Add: Income tax	61	(20)	(20)	22	30
Add: Depreciation	124	118	92	89	99

EBITDA	333	136	105	203	113
Restructuring charge	26	—	—	—	155

EBITDA excluding restructuring charge	$359	$136	$105	$203	$268

Operating Earnings

(US $ millions)	2003	2002	2001	2000	1999
Earnings	$126	$13	$12	$94	$170
Less: Earnings from discontinued operations	2	(6)	(6)	—	(4)
Less: Gain on sale of discontinued operations	(12)	—	—	—	—
Add: Interest expense	37	37	33	25	34
Less: Interest and other income	(5)	(6)	(6)	(27)	(216)
Add: Income tax	61	(20)	(20)	22	30

Operating earnings	209	18	13	114	14
Restructuring charge	26	—	—	—	155

Operating earnings excluding restructuring charge	$235	$18	$13	$114	$169

Management’s Discussion and Analysis	Nexfor 2003	37

Capital Employed (at Dec. 31)

(US $ millions)	2003	2002	2001	2000	1999
Property, plant and equipment	$1,362	$1,422	$1,247	$1,192	$1,049
Accounts receivable	226	174	163	164	163
Inventory	181	171	151	180	148
Accounts payable and accrued liabilities	(312)	(260)	(201)	(199)	(220)
Other assets (1)	21	31	18	14	32
Discontinued operations (2)	—	31	31	35	32

Capital employed	$1,478	$1,569	$1,409	$1,386	$1,204

(1)	Other assets in 2002, net of convertible debenture.

(2)	Net assets of sawmills sold October 2003.

Net Debt (at Dec. 31)

(US $ millions)	2003	2002	2001	2000	1999
Long-term debt	$658	$659	$687	$588	$379
Current portion of long-term debt	2	153	3	9	7
Bank advances	—	1	—	1	—
Cash and short-term notes	(177)	(67)	(116)	(107)	(89)
Short-term investment	(60)	—	(49)	(49)	(113)
Convertible debenture (3)	—	(49)	—	—	—

Net debt	$423	$697	$525	$442	$184

(3)	Included in other assets in 2002.

Free Cash Flow

(US $ millions)	2003	2002	2001	2000	1999
Cash provided by operating activities	$273	$134	$93	$133	$236
Capital investments	(48)	(43)	(99)	(171)	(163)

Free cash flow	$225	$91	$(6)	$(38)	$73

38	Nexfor 2003	Management’s Discussion and Analysis

Management’s Responsibility for the Financial Statements

The accompanying consolidated financial statements and all information in this annual report are the responsibility of management and have been approved by the Board of Directors.

     The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Financial statements are not precise since they include certain amounts based upon estimates and judgements. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in this annual report is consistent with that in the consolidated financial statements.

     Management is responsible for establishing and maintaining adequate internal controls. Management believes that Nexfor maintains effective internal controls over financial reporting, which are designed to permit the accurate and timely preparation of financial statements in accordance with Canadian generally accepted accounting principles.

     The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

     The Audit Committee is appointed by the Board and reviews the consolidated financial statements and management’s discussion and analysis; considers the report of the external auditors; assesses the adequacy of the internal controls of the Company; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

January 20, 2004

/s/ Dominic Gammiero	/s/ John C. Tremayne
President & Chief Executive Officer	Executive Vice President & Chief Financial Officer

Auditors’ Report

To the Shareholders of Nexfor Inc.

We have audited the consolidated balance sheets of Nexfor Inc. as at December 31, 2003 and 2002, and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

	/s/	Ernst & Young LLP

Toronto, Canada January 20, 2004		Chartered Accountants

Management’s and Auditors’ Reports	Nexfor 2003	39

Consolidated Balance Sheets

As at December 31
(US $ millions)	2003	2002
Assets
Current assets:
Cash and short-term notes	$177	$67
Short-term investment (note 3)	60	—
Accounts receivable	226	174
Inventory (note 4)	181	171
Assets of discontinued operations (note 11)	—	18
Future income taxes (note 9)	15	13

	659	443
Property, plant and equipment (note 5)
Panels	833	857
Paper	476	513
Timber	53	52
Other assets (note 3)	21	80
Assets of discontinued operations (note 11)	—	17
Future income taxes (note 9)	—	7

	$2,042	$1,969

Liabilities and Shareholders’ Equity
Current liabilities:
Bank advances	$—	$1
Accounts payable and accrued liabilities (note 16)	312	260
Liabilities of discontinued operations (note 11)	—	4
Current portion of long-term debt (note 6)	2	153

	314	418
Long-term debt (note 6)	658	659
Other liabilities (notes 2 and 14)	102	82
Future income taxes (note 9)	72	12
Shareholders’ equity (note 7)	896	798

	$2,042	$1,969

(See accompanying notes)

On behalf of the Board:

/s/ K. Linn Macdonald Chairman	/s/ Dominic Gammiero President & Chief Executive Officer

40	Nexfor 2003	Consolidated Balance Sheets

Consolidated Statements of Earnings and Retained Earnings

Years ended December 31
(US $ millions, except per share information)	2003	2002
Earnings
Net sales	$1,939	$1,426

Earnings from continuing operations before interest, taxes, depreciation and restructuring charge:
Panels	375	94
Paper	(26)	32
Timber	10	10

	359	136
Restructuring charge (note 12)	(26)	—
Interest and other income (note 3)	5	6
Interest expense (note 6)	(37)	(37)

Earnings from continuing operations before depreciation and taxes	301	105
Depreciation	(124)	(118)
Income tax (note 9)	(61)	20

Earnings from continuing operations	116	7
Gain on sale of discontinued operations (note 11)	12	—
Earnings from discontinued operations (note 11)	(2)	6

Earnings	$126	$13

Earnings from continuing operations per common share (note 8)
– Basic	$0.78	$0.03
– Diluted	$0.78	$0.03
Earnings per common share (note 8)
– Basic	$0.85	$0.08
– Diluted	$0.85	$0.08

Retained Earnings
Balance, beginning of year	$167	$194
Impact of change in accounting policy (note 2)	—	(2)

Revised balance, beginning of year	167	192
Earnings	126	13
Preferred share dividends	(2)	(2)
Common share dividends	(43)	(36)

Balance, end of year	$248	$167

(See accompanying notes)

Consolidated Statements of Earnings and	Nexfor 2003	41
Retained Earnings

Consolidated Statements of Cash Flows

Years ended December 31
(US $ millions)	2003	2002
Cash Provided By (Used For):
Operating Activities
Earnings from continuing operations	$116	$7
Items not affecting cash:
Depreciation	124	118
Future income taxes (note 9)	48	(26)
Other items	6	2

	294	101
Net change in non-cash working capital balances (note 10)	(21)	33

	273	134

Investing Activities
Capital investments
Panels	(31)	(15)
Paper	(14)	(25)
Timber	(3)	(3)
Acquisitions and other (notes 13 and 16)	(11)	(288)

	(59)	(331)

Financing Activities
Repayment of 7.5% debentures (note 6)	(150)	—
Issue of 7.25% debentures (note 6)	—	250
Other debt repaid (notes 6 and 10)	(4)	(115)
Dividends	(31)	(22)
Realized interest rate swap gain (note 6)	23	30
Issue of common shares (note 7)	8	—
Foreign exchange due to change in accounting policy (note 2)	—	(6)

	(154)	137

Increase (decrease) in cash and short-term notes from continuing operations	60	(60)
Proceeds from sale of discontinued operations (note 11)	45	—
Increase in cash from discontinued operations (note 11)	5	11

Increase (decrease) in cash and short-term notes	$110	$(49)

(See accompanying notes)

42	Nexfor 2003	Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements
(in millions of US dollars, except per share information)

In these notes “Nexfor” means Nexfor Inc. and all of its consolidated subsidiaries and affiliates, and “Company” means Nexfor Inc. as a separate corporation.

Note 1. Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Nexfor’s interests in investments in which it has significant, but less than controlling interests, are accounted for by the equity method.

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

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and are depreciated on a straight-line basis. The rates of depreciation are intended to fully depreciate manufacturing and non-manufacturing assets over the following periods, which approximate their useful lives:

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

     The obligations associated with these benefit plans are actuarially valued using the projected unit credit method pro-rated on services, management’s best estimate assumptions for expected investment performance, salary escalation, health care cost trend rates and a current market discount rate. Plan assets are measured at fair value. Prior service costs related to plan amendments and transitional assets are amortized on a straight-line basis over the estimated average remaining service lives (EARSL) of the employee groups. The net actuarial gains or losses in excess of 10% of the greater of the accrued benefit obligation and the fair value of plan assets are amortized on a straight-line basis over EARSL.

Notes to the Consolidated Financial Statements	Nexfor 2003	43

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

Translation of Foreign Currencies

During the fourth quarter of 2002, the United States dollar (US dollar) became the functional currency of Nexfor’s Canadian operations and Nexfor adopted the US dollar as its reporting currency (note 2).

     Prior to the change in reporting currency, the accounts of subsidiaries having a functional currency other than the Canadian dollar were translated using the current rate method under which assets and liabilities are translated at the exchange rate prevailing at the year-end and revenues and expenses at average rates during the year. Gains or losses on translation were not included in the consolidated statement of earnings but were deferred and shown as a separate item in shareholders’ equity. Gains or losses on foreign currency-denominated balances and transactions that were designated as hedges of net investments in these subsidiaries were reported in the same manner as translation adjustments.

     Gains or losses on forward foreign exchange contracts that served to hedge future US dollar-denominated net sales were recognized at their settlement dates and were recorded in net sales.

     Subsequent to the change in reporting currency, the accounts of subsidiaries having a functional currency other than the US dollar are translated using the current rate method. Gains or losses on translation are deferred and shown as a separate item in shareholders’ equity. Gains or losses on foreign currency-denominated balances and transactions that are designated as hedges of investments in these subsidiaries are reported in the same manner as translation adjustments.

     Foreign currency-denominated monetary assets and liabilities of subsidiaries where the functional currency is the US dollar are translated at the rate of exchange prevailing at year-end. Gains or losses on translation of these items are included in the consolidated statement of earnings. Gains or losses on transactions that hedge these items are also included in the consolidated statement of earnings.

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

     The Company utilizes derivative financial instruments in managing its foreign currency, interest rate and commodity price exposures. Derivative financial instruments are not used for trading or speculative purposes.

     All hedging relationships, risk management objectives and hedging strategies are formally documented and periodically assessed as to whether changes in the value of these derivatives are highly effective in offsetting changes in the fair values or cash flows of hedged items.

     Realized and unrealized gains and losses on derivative financial instruments designated as hedges of financial risks are treated in the same manner as gains and losses on the underlying item being hedged.

Note 2. Change in Accounting Policy

In 2003, Nexfor changed the date it measures its obligations under employee future benefits plans for accounting purposes from September 30 to December 31, to better reflect the financial position of these plans at the reporting date. This change in accounting policy has been effected retroactively. The change in policy did not affect earnings in 2003 and 2002. Opening retained earnings in 2002 have been decreased by $2 and other liabilities increased by $2.

     During the fourth quarter of 2002, the US dollar became the functional currency of Nexfor’s Canadian operations as a result of the increase in US dollar-denominated expenditures of those operations as compared to prior years. Concurrent with this change in functional currency, Nexfor adopted the US dollar as its reporting currency. Under Canadian GAAP, the change in reporting currency was effected using the translation of convenience method whereby all historical financial transactions and balances were translated

44	Nexfor 2003	Notes to the Consolidated Financial Statements

into US dollars using the exchange rate in effect on the date of changing the reporting currency. The exchange rate used to translate historical balances and transactions was CAD $1.00 = US $0.6380.

     US dollar-denominated issues and repayments of debt in the consolidated statements of cash flows have been reflected at their actual amounts with foreign exchange adjustments due to the use of the translation of convenience method separately identified.

Note 3. Short-Term Investment

Short-term investment represents a convertible subordinated debenture of Canfor Corporation. In 2002, this debenture was included in other assets. The debenture has a face value of CAD $78 and bears interest at 6.25%. On January 5, 2004, this investment was sold for proceeds of CAD $78, net of expenses.

Note 4. Inventory

	2003	2002
Raw materials	$51	$43
Finished goods	81	81
Operating and maintenance supplies	49	47

	$181	$171

Note 5. Property, Plant and Equipment

		Accumulated	Net Book Value
	Cost	Depreciation	2003	2002
Panels	$1,417	$584	$833	$857
Paper	1,200	724	476	513
Timber	86	33	53	52

	$2,703	$1,341	$1,362	$1,422

Included in property, plant and equipment is construction in progress of $9 (2002 – $9).

Note 6. Long-Term Debt

	2003	2004
Nexfor Inc. and its wholly-owned subsidiaries
6.875% debentures due 2005	$200	$200
8.125% debentures due 2008	200	200
7.25% debentures due 2012	250	250
7.5% debentures due 2003	—	150
Other debt	4	6
Joint ventures
Environmental bonds due to 2025	6	6

	660	812
Current portion of long-term debt	(2)	(153)

	$658	$659

Maturities of long-term debt at December 31, 2003, are: 2004 – $2; 2005 – $202; 2006 – nil; 2007 – nil; 2008 – $200; and subsequent – $256.

Notes to the Consolidated Financial Statements	Nexfor 2003	45

     Nexfor has committed unsecured revolving bank lines of $272. These bank lines mature through 2006, bear interest at money market rates plus a margin that varies with the Company’s credit rating, and contain certain financial covenants, with which the Company must comply on a quarterly basis. At December 31, 2003, $21 of these lines was utilized, with the balance available to support short-term liquidity requirements. In addition, during 2003 the Company cancelled a $100 subordinated stand-by loan facility.

     During the year, the Company entered into interest rate swap agreements of $50 (2002 – $250) that effectively convert the interest expense on a portion of designated debentures to floating rates. The terms of these swaps correspond to the terms of the debentures. In addition, interest rate swap agreements of $150 (2002 – nil) matured during the year.

     During the year, the Company realized a gain of $23 (2002 – $30) in respect of $375 (2002 – $650) of interest rate swaps. These gains are being deferred and amortized over the remaining term of the debt against which these swaps were designated as hedges. These swaps were replaced with new swaps of $375 (2002 – $525) that effectively convert a portion of the Company’s interest expense from fixed rates to floating rates. The terms of the swaps correspond to the terms of the underlying debt issues. At December 31, 2003, the Company had $425 (2002 – $375) of interest rate swaps outstanding.

     The effective interest rate on Nexfor’s debt-related obligations is 4.72% at December 31, 2003 (2002 – 4.50%). The aggregate fair value of Nexfor’s debt is $696, consisting of debt of $737 and gains on interest rate swaps of $41.

     Interest expense on long-term debt for the year was $37 (2002 – $37). Total interest paid during the year was $50 (2002 – $36).

Note 7. Shareholders’ Equity

	2003	2002
Capital stock:
2,400,000 Class A preferred shares Series 1	$38	$38
148,198,305 common shares (2002 – 144,449,875)	605	583
Retained earnings	248	167
Foreign exchange translation adjustment	5	12

	896	800
Executive share purchase plan loans	—	(2)

	$896	$798

As at December 31, 2003, the authorized capital stock of the Company is as follows:

–	Class A preferred shares, an unlimited number; 20,000,000 Series 1, bearing dividends at 72% of prime plus an adjustment factor (currently 28% of prime), cumulative and redeemable at issue price.

–	Class B preferred shares, an unlimited number.

–	Non-voting participating shares, an unlimited number.

–	Common shares, an unlimited number.

Summary of common share transactions:

	2003		2002
	Shares	Amount	Shares	Amount
Balance, beginning of year	144,449,875	$583	141,560,707	$567
Dividend reinvestment plan	2,261,030	14	2,814,168	16
Issue of common shares	1,487,400	8	75,000	—

Balance, end of year	148,198,305	$605	144,449,875	$583

All loans outstanding from officers under the Company’s executive share purchase plan were repaid during 2003. Outstanding loans of $2 in 2002 were secured by a pledge of 636,875 common shares and were included as a reduction of shareholders’ equity.

46	Nexfor 2003	Notes to the Consolidated Financial Statements

     Under the Company’s stock option plan, the Board of Directors of the Company may issue stock options to certain directors and employees of Nexfor. These options vest over a 5-year period and expire 10 years from the date of issue. Included in cost of sales is $1 (2002 – $1) related to these options.

     The following table summarizes the changes in options outstanding during the year:

	2003		2002
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price (CAD $)	Shares	Price (CAD $)
Balance, beginning of year	5,071,950	$7.63	3,924,750	$7.53
Options granted	1,074,375	7.94	1,205,100	7.98
Options exercised	(1,487,400)	7.22	(18,800)	6.56
Options cancelled	(121,600)	7.85	(39,100)	7.87

Balance, end of year	4,537,325	$7.84	5,071,950	$7.63

Exercisable at year-end	1,787,070	$7.92	1,952,510	$7.77

Options exercised include 1,487,400 (2002 – nil) options settled through the issuance of common shares.

     The following table summarizes the weighted average exercise prices and the weighted average remaining contractual life of the options outstanding at December 31, 2003:

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Options	Contractual	Exercise	Options	Exercise
Range of Exercise Prices (CAD $)	Outstanding	Life	Price (CAD $)	Vested	Price (CAD $)
$6.13–$6.90	1,157,600	6.5 years	$6.68	594,080	$6.56
$7.73–$8.60	3,109,075	7.7 years	8.15	924,980	8.41
$8.70–$10.00	270,650	3.3 years	9.24	268,010	9.24

	4,537,325	7.1 years	$7.84	1,787,070	$7.92

Note 8. Earnings Per Common Share

Earnings per common share are calculated as follows:

	2003	2002
Earnings from continuing operations available to common shareholders:
Earnings from continuing operations	$116	$7
Less: Preferred share dividends	(2)	(2)

	$114	$5

Earnings available to common shareholders:
Earnings	$126	$13
Less: Preferred share dividends	(2)	(2)

	$124	$11

Common shares (millions):
Weighted average number of common shares outstanding	145.7	142.1
Stock options	0.3	0.4

Diluted number of common shares	146.0	142.5

Earnings from continuing operations per common share:
Basic	$0.78	$0.03
Diluted	$0.78	$0.03
Earnings per common share:
Basic	$0.85	$0.08
Diluted	$0.85	$0.08

Notes to the Consolidated Financial Statements	Nexfor 2003	47

The common shares pledged under the Company’s executive share purchase plan in 2002 were deducted from the weighted average number of common shares then outstanding. Stock options issued under the Company’s stock option plan (note 7) are included in the calculation of diluted number of common shares to the extent the exercise price of those options is less than the annual average market price of the Company’s common shares.

Note 9. Income Taxes

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities in the financial statements and the amounts used for income tax purposes.

     Significant components of the provision for (recovery of) income taxes are as follows:

	2003	2002
Current tax expense	$13	$6
Future income tax expense (recovery)	48	(26)

Income tax expense (recovery)	$61	$(20)

The differences between income taxes computed using statutory tax rates and income tax as recorded are as follows:

	2003	2002
Earnings from continuing operations before income tax	$177	$(13)

Tax expense (recovery) at combined statutory rates	62	(5)
Effect of:
Rate differences on foreign activities	(9)	(19)
Rate differences on manufacturing activities	—	1
Large corporations tax and other	8	3

Income tax expense (recovery)	$61	$(20)

The income tax effects of temporary differences that give rise to future income taxes are as follows:

	2003	2002
Benefit of tax loss-carryforwards	$109	$128
Investment tax credits	24	20
Alternative minimum taxes paid	6	5
Post-employment benefits	19	15
Other future income tax assets	—	24
Property, plant and equipment	(215)	(184)

Future income taxes, net	$(57)	$8

Represented by:
Current future income tax asset	$15	$13
Long-term future income tax asset	—	7
Long-term future income tax liability	(72)	(12)

	$(57)	$8

Income and income-related taxes of $9 (2002 – nil) were paid during the year.

48	Nexfor 2003	Notes to the Consolidated Financial Statements

Note 10. Change in Non-cash Working Capital

The net change in non-cash working capital balances comprises:

	2003	2002
Cash provided by (used for):
Accounts receivable	$(36)	$(9)
Inventory	(8)	(7)
Accounts payable and accrued liabilities	23	49

	$(21)	$33

Changes in bank advances and current portion of long-term debt are included in other debt repaid.

Note 11. Discontinued Operations

During 2003, the Company sold two sawmills located in Quebec. Total proceeds on sale were $45 consisting of $38 for fixed assets and $7 for working capital. The after-tax gain on the sale of these operations is $12. Nexfor retained the right to any refund of countervailing duty and antidumping duty (note 15) paid prior to the sale, should the appeal process or a negotiated settlement yield any refund.

     Earnings from discontinued operations include the following:

	2003	2002
Net sales	$40	$55
Pre-tax earnings	(2)	10

Note 12. Restructuring Charge

During 2003, Nexfor implemented a productivity improvement plan at its Paper operations in New Brunswick and Maine. The productivity plan will reduce the workforce by 331. The workforce reduction will be completed early in 2004 through a combination of voluntary retirements and layoffs. The total cost of the productivity improvement plan is $26, including severance, early retirement, consulting and training costs of $20 and non-cash pension and non-pension post-retirement benefits-related charges of $6. Severance, early retirement, consulting and training costs totalling $8 have been paid to date.

Note 13. Investment and Acquisitions

In April 2002, Nexfor purchased two oriented strand board (OSB) mills in Texas and one in Georgia for $250. The allocation of the purchase price is as follows:

Working capital	$8
Property, plant and equipment	242

$250

In May 2002, Nexfor purchased a pulp mill, a paper mill and a landfill facility in New Hampshire for a nominal amount. Subsequent to the acquisition, Nexfor sold the landfill facility for proceeds of $10 and signed an agreement whereby the New Hampshire paper and pulp mills will utilize the facility to dispose of their waste. A pre-tax gain of $3 was recorded in earnings in 2002 with the balance of $7 being deferred and amortized over the minimum term of the waste disposal agreement. During 2003, $1 (2002 – nil) of this deferred gain was recognized in earnings.

Notes to the Consolidated Financial Statements	Nexfor 2003	49

Note 14. Employee Benefit Plans

Pension Plans

Nexfor has a number of pension plans, participation in which is available to substantially all employees after periods of up to two years of continuous service. Hourly employees are generally members of negotiated plans. Nexfor’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. The measurement date for all defined benefit pension plans is December 31 (note 2). Information about these plans is as follows:

	2003	2002
Change in Accrued Benefit Obligation During the Year:
Accrued benefit obligation, beginning of year	$413	$389
Employee contributions	3	2
Current service cost	9	10
Interest on accrued benefit obligation	29	26
Benefits paid	(31)	(26)
Net actuarial loss	24	9
Restructuring and divestiture (notes 11 and 12)	1	—
Foreign currency exchange rate impact	60	3

Accrued benefit obligation, end of year (1)	$508	$413

Change in Plan Assets During the Year:
Plan assets, beginning of year	$293	$334
Actual return on plan assets	51	(34)
Employer contributions	27	14
Employee contributions	3	2
Benefits paid	(31)	(26)
Divestiture (note 11)	(9)	—
Foreign currency exchange rate impact	47	3

Plan assets, end of year (1)	$381	$293

Reconciliation of Funded Status:
Accrued benefit obligation	$508	$413
Plan assets	381	293

Accrued benefit obligation in excess of plan assets	(127)	(120)
Unamortized net actuarial loss	128	121
Unamortized prior service costs	5	7
Unamortized net transitional asset	(15)	(15)

Net accrued benefit liability	$(9)	$(7)

(1)	Includes accrued benefit obligations of $508 (2002 – $382) and plan assets of $381 (2002 – $260) related to defined benefit pension plans with accrued benefit obligations in excess of plan assets.

	2003	2002
Components of Net Pension Expense:
Current service cost	$9	$10
Interest on accrued benefit obligation	29	26
Expected return on plan assets	(26)	(28)
Amortization of transitional asset	(1)	(1)
Amortization of prior service costs	1	1
Amortization of net actuarial loss	6	1
Restructuring and divestiture (notes 11 and 12)	13	—

Net periodic pension expense	$31	$9

Significant Actuarial Assumptions:
Discount rate	6.00%–6.25%	6.50%–6.75%
Expected long-term rate of return on plan assets	8.00%	8.00%
Rate of compensation increase	3.75%–4.00%	3.75%–4.50%

Operating costs include $8 (2002 – $7) related to contributions to Nexfor’s defined contribution pension plans.

50	Nexfor 2003	Notes to the Consolidated Financial Statements

Post-retirement Benefit Plans

Nexfor funds health care benefits costs on a pay-as-you-go basis. Nexfor’s obligations under its post-retirement benefit plans are determined periodically through actuarial valuations. The measurement date for all post-retirement benefit plans is December 31 (note 2). Information about these plans is as follows:

	2003	2002
Change in Accrued Benefit Obligation During the Year:
Accrued benefit obligation, beginning of year	$48	$37
Current service cost	1	—
Interest on accrued benefit obligation	3	3
Benefits paid	(3)	(3)
Net actuarial loss	11	11
Restructuring (note 12)	4	—
Foreign currency exchange rate impact	5	—

Accrued benefit obligation, end of year	$69	$48

Reconciliation of Funded Status:
Accrued benefit obligation	$69	$48
Plan assets	—	—

Accrued benefit obligation in excess of plan assets	(69)	(48)
Unamortized net actuarial loss	22	10
Unamortized prior service cost	1	1

Net accrued benefit liability	$(46)	$(37)

Components of Net Post-retirement Benefit Expense:
Current service cost	$1	$—
Interest on accrued benefit obligation	3	3
Amortization of net actuarial loss	1	—
Restructuring (note 12)	4	—

Net periodic post-retirement benefit expense	$9	$3

Significant Actuarial Assumptions:
Discount rate	6.00%–6.25%	6.50%–6.75%
Health care cost trend rate – 2003	10.00%–12.00%	10.00%–10.25%
Health care cost trend rate – 2013 (ultimate)	5.00%	5.00%–5.25%

Post-employment Benefits

Operating costs include $2 (2002 – $3) related to severance payments, excluding amounts paid under the restructuring plan (note 12).

Note 15. Commitments and Contingencies

Countervailing Duty and Antidumping Duty

The US International Trade Commission (ITC) has imposed an 18.8% countervail duty (CVD) and an 8.4% antidumping duty (ADD) on Canadian lumber exported to the US. Nexfor’s recently divested Quebec mills were subject to both the CVD and the ADD, while the New Brunswick mills are only subject to the ADD. In 2003, the total paid for these duties for continuing operations is $4 (2002 – $3). In addition, during 2003, $4 (2002 – $3) was paid for these duties in respect of discontinued operations.

     Nexfor and other Canadian forest product companies and the Canadian federal and provincial governments categorically deny the US allegations, strongly disagree with the rulings and have launched appeals with various trade bodies. Notwithstanding the rates established in the investigations, the final liability for the assessment of CVD and ADD will not be determined until the appeal process is complete or a negotiated settlement is reached.

Notes to the Consolidated Financial Statements	Nexfor 2003	51

Foreign Exchange Hedges

The Company has entered into forward foreign exchange contracts of £33 (2002 – £165) and cross-currency interest rate swaps of £125 (2002 – nil), which are designated as hedges against its net investments in the United Kingdom. During the year, the Company realized a loss of $13 (2002 – $9) on its matured net investment hedges and, at year-end, the Company had an unrealized loss of $16 (2002 – $1) on its outstanding net investment hedges. These realized and unrealized losses are offset by realized and unrealized gains on the net investments being hedged.

     In addition, the Company has entered into forward foreign exchange contracts of CAD $70 (2002 – CAD $12), which are designated as a hedge against its net Canadian dollar-denominated monetary liabilities. During the year, the Company realized a gain of $3 (2002 – nil) on its matured monetary liability hedges and, at year-end, the Company had an unrealized gain of $1 (2002 – nil) on these hedges outstanding. These realized and unrealized gains are offset by realized and unrealized losses on the monetary liabilities being hedged.

     In 2002, the Company had CAD $108 of outstanding forward foreign exchange contracts, which were designated as a hedge of future Canadian dollar-dominated costs. During 2003, the Company realized a gain of $5 (2002 – $2) on its matured Canadian dollar cost hedges.

Commodity Hedges

The Company has entered into a pulp swap for 72,000 tonnes, which effectively fixes the selling price on a portion of the Company’s production and is designated as a hedge of a portion of future pulp sales. This swap matures on December 31, 2005, and carries a fixed price of $565 per tonne. The unrealized loss on this hedge is $2 at year-end.

Other

Nexfor has entered into various commitments for capital expenditures and the future supply of operating services and materials. Commitments under operating leases at December 31, 2003, are: 2004 – $12; 2005 – $12; 2006 – $12; 2007 – $9; 2008 – $8; and subsequent – $36.

Note 16. Related Party Transactions

Nexfor purchases certain of its electricity from related parties. These parties are related by virtue of being under common significant influence. During 2003, Nexfor purchased $9 (2002 – $9) of electricity from these related parties. Included in accounts payable and accrued liabilities is $1 (2002 – $1) owing to these related parties.

     In 2003, the Company paid $1 (2002 – $1) in miscellaneous fees to a party related by virtue of being under common significant influence.

     Nexfor has invested $10 in convertible term preferred shares of Katahdin Paper Company LLC (Katahdin), a party related by virtue of being under common significant influence. The shares are convertible into common shares of Katahdin at a price based on a pre-determined formula.

     Nexfor has leased certain productive equipment owned by Katahdin. The amount of the lease payments is determined with reference to the profits generated by those assets such that all of the profits earned by Nexfor on those assets, net of a management fee, are remitted to the lessor as a lease payment. During 2003, Nexfor earned $2 (2002 – nil) after all lease payments to the lessor.

52	Nexfor 2003	Notes to the Consolidated Financial Statements

Note 17.	Significant Differences in Generally Accepted Accounting Principles in Canada and the United States

These consolidated financial statements vary in certain respects from financial statements prepared in accordance with United States generally accepted accounting principles (US GAAP). Application of US GAAP would have affected the earnings and financial position of Nexfor as set out below:

	2003	2002
Adjusted Balance Sheet Accounts
Current assets, excluding future income taxes	$644	$430
Property, plant and equipment (1)	1,350	1,425
Other assets (2) (3)	9	67
Current liabilities, excluding future income taxes	314	418
Long-term debt	658	659
Other liabilities (3)	179	169
Future income tax liability (asset), net	18	(48)
Shareholders’ equity	834	724

Adjustments to Earnings
Earnings in the consolidated statement of earnings	$126	$13
Provision for paper and pulp operations (1)	1	1
Capitalized start-up costs (2)	1	(7)
Income taxes relating to above adjustments	(1)	2

Earnings in accordance with US GAAP	127	9
Change in foreign currency translation adjustment	(6)	7
Unrealized loss on short-term investments	11	(1)
Minimum pension liability adjustment (3)	6	(52)
Unrealized gain (loss) on foreign exchange contracts (4)	1	5
Income taxes on comprehensive income items	(6)	18

Comprehensive earnings in accordance with US GAAP (5)	$133	$(14)

Earnings per common share (6) – Basic	$0.86	$0.05
– Diluted	$0.86	$0.05

Adjustments to Shareholders’ Equity
Shareholders’ equity in the consolidated balance sheets	$896	$798
Adjustments affecting opening shareholders’ equity
Provision for paper and pulp operations (1)	(14)	(15)
Capitalized start-up costs (2)	(21)	(14)
Recognition of unrealized gain on foreign exchange contracts (4)	—	2
Future income tax on adjustments	13	10
Current year adjustment to earnings	1	(4)
Cumulative comprehensive income related to gains on short-term investments	7	—
Cumulative comprehensive loss related to minimum pension liability (3)	(48)	(52)
Cumulative comprehensive loss related to foreign exchange contracts (4)	—	(1)

Shareholders’ equity in accordance with US GAAP	$834	$724

(1)	Under US GAAP, the estimated future cash flows used to determine the recoverability of the paper and pulp assets must exclude carrying charges. In addition, the provision against these operations was determined by discounting the cash flows and comparing them to the carrying costs of those assets.

(2)	Under US GAAP, costs incurred net of revenues earned during the start-up of a new production facility must be charged to earnings in the year incurred.

(3)	Under US GAAP, an additional minimum pension liability must be recognized when an unfunded accumulated benefit obligation exists.

(4)	Under US GAAP, foreign exchange contracts that serve as an economic hedge of future foreign currency-denominated transactions must be carried at fair value with the unrealized gains or losses for the period included in the determination of comprehensive income.

(5)	Under US GAAP, certain direct credits or charges to shareholders’ equity must be included in the determination of comprehensive income.

(6)	Earnings per common share under US GAAP are calculated based on earnings in accordance with US GAAP.

Notes to the Consolidated Financial Statements	Nexfor 2003	53

Note 18. Segmented Information

In 2003, Nexfor reorganized its operations, resulting in a change in Nexfor’s operating segments. Nexfor has three reportable segments:

i)	Panels, principally comprising the OSB, MDF and particleboard operations;

ii)	Paper, comprising the paper, pulp and sawmill operations; and

iii)	Timber, comprising woodland operations.

Nexfor operates principally in Canada, the United States and the United Kingdom.

Operating Segments

				Inter-	Consolidated
	Panels	Paper	Timber	segment	Total
2003
Net sales	$1,064	$839	$72	$(36)	$1,939
Less: Cost of sales	689	865	62	(36)	1,580

Earnings from continuing operations before interest, taxes, depreciation and restructuring charge	375	(26)	10	—	359
Depreciation	(76)	(46)	(2)	—	(124)
Restructuring charge	—	(26)	—	—	(26)

Operating earnings	$299	$(98)	$8	$—	$209

Assets
Segmented	$1,018	$723	$64		$1,805
Assets of discontinued operations					—
Non-segmented					60
Cash and short-term notes					177

Total assets					$2,042

Capital investments	$31	$14	$3		$48

				Inter-	Consolidated
	Panels	Paper	Timber	segment	Total
2002
Net sales	$679	$717	$65	$(35)	$1,426
Less: Cost of sales	585	685	55	(35)	1,290

Earnings from continuing operations before interest, taxes and depreciation	94	32	10	—	136
Depreciation	(71)	(46)	(1)	—	(118)

Operating earnings	$23	$(14)	$9	$—	$18

Assets
Segmented	$1,013	$722	$62		$1,797
Assets of discontinued operations					35
Non-segmented					70
Cash and short-term notes					67

Total assets					$1,969

Capital investments	$15	$25	$3		$43

54	Nexfor 2003	Notes to the Consolidated Financial Statements

Geographic Segments

Net sales by geographic segment are determined based on the country of shipment.

			Property, Plant
	Net Sales		and Equipment
	2003	2002	2003	2002
United States	$1,266	$860	$823	$859
Canada (1)	408	339	301	328
United Kingdom	265	227	238	235

Consolidated total	$1,939	$1,426	$1,362	$1,422

(1) Export sales included in total	$245	$238

Note 19. Comparative Figures

Certain 2002 figures have been reclassified to conform to current year’s presentation.

Notes to the Consolidated Financial Statements	Nexfor 2003	55

Selected Quarterly Information

2003
(in US $ millions, except per share information)	1st	2nd	3rd	4th	Total
Earnings
Net sales	$392	$439	$534	$574	$1,939

EBITDA (1)
Panels	31	59	126	159	375
Paper	(2)	(1)	(2)	(21)	(26)
Timber	4	1	2	3	10

	33	59	126	141	359
Restructuring charge	—	(21)	(3)	(2)	(26)
Interest and other income	1	2	—	2	5
Interest expense	(9)	(10)	(10)	(8)	(37)

Earnings from continuing operations before depreciation and taxes	25	30	113	133	301
Depreciation	(30)	(30)	(32)	(32)	(124)
Income tax	6	2	(27)	(42)	(61)

Earnings from continuing operations	1	2	54	59	116
Gain on sale of discontinued operations	—	—	—	12	12
Earnings from discontinued operations	—	(2)	—	—	(2)

Earnings	$1	$—	$54	$71	$126

Earnings from continuing operations per common share
– Basic	$—	$0.01	$0.37	$0.40	$0.78
– Diluted	$—	$0.01	$0.37	$0.40	$0.78
Earnings per common share
– Basic	$—	$—	$0.37	$0.48	$0.85
– Diluted	$—	$—	$0.37	$0.48	$0.85
Common dividend per share	$0.07	$0.07	$0.07	$0.08	$0.29

Net Sales
Panels	$191	$224	$303	$346	$1,064
Paper	191	210	221	217	839
Timber	20	9	20	23	72
Inter-segment	(10)	(4)	(10)	(12)	(36)

Total net sales	$392	$439	$534	$574	$1,939

Operating Earnings (1)
Panels	$13	$40	$107	$139	$299
Paper	(13)	(12)	(15)	(32)	(72)
Timber	3	1	2	2	8

Total operating earnings	$3	$29	$94	$109	$235

(1)	From continuing operations before restructuring charge.

56	Nexfor 2003	Selected Quarterly Information

2002
(in US $ millions, except per
share information)	1st	2nd	3rd	4th	Total
Earnings
Net sales	$325	$366	$362	$373	$1,426

EBITDA (1)
Panels	16	29	26	23	94
Paper	9	11	12	—	32
Timber	4	1	1	4	10

	29	41	39	27	136
Restructuring charge	—	—	—	—	—
Interest and other income	1	2	1	2	6
Interest expense	(7)	(9)	(11)	(10)	(37)

Earnings from continuing operations before depreciation and taxes	23	34	29	19	105
Depreciation	(27)	(30)	(31)	(30)	(118)
Income tax	5	3	6	6	20

Earnings from continuing operations	1	7	4	(5)	7
Gain on sale of discontinued operations	—	—	—	—	—
Earnings from discontinued operations	2	5	—	(1)	6

Earnings	$3	$12	$4	$(6)	$13

Earnings from continuing operations per common share
– Basic	$—	$0.04	$0.02	$(0.03)	$0.03
– Diluted	$—	$0.04	$0.02	$(0.03)	$0.03
Earnings per common share
– Basic	$0.01	$0.08	$0.02	$(0.03)	$0.08
– Diluted	$0.01	$0.08	$0.02	$(0.03)	$0.08
Common dividend per share	$0.06	$0.07	$0.06	$0.07	$0.26

Net Sales
Panels	$140	$183	$179	$177	$679
Paper	176	178	175	188	717
Timber	20	9	18	18	65
Inter-segment	(11)	(4)	(10)	(10)	(35)

Total net sales	$325	$366	$362	$373	$1,426

Operating Earnings (1)
Panels	$2	$11	$6	$4	$23
Paper	(3)	(1)	1	(11)	(14)
Timber	3	1	1	4	9

Total operating earnings	$2	$11	$8	$(3)	$18

(1)	From continuing operations before restructuring charge.

Selected Quarterly Information	Nexfor 2003	57

Six-Year Historical Review

(in US $ millions, except per share information)	2003	2002
Earnings
Net sales	$1,939	$1,426

Earnings from continuing operations before interest, taxes, depreciation and restructuring charge:
Panels	375	94
Paper	(26)	32
Timber	10	10
Operations sold (1)	—	—

	359	136
Restructuring charge and provision for Paper operations	(26)	—
Other income and gain on sale of operations (1)	5	6
Interest expense	(37)	(37)

Earnings from continuing operations before depreciation and taxes	301	105
Depreciation	(124)	(118)
Income tax recovery (expense)	(61)	20

Earnings from continuing operations	116	7
Gain on sale of discontinued operations (2)	12	—
Earnings from discontinued operations (2)	(2)	6

Earnings	$126	$13

Balance Sheet
Current assets	$659	$443
Property, plant and equipment	1,362	1,422
Other assets	21	104

Total assets	$2,042	$1,969

Current liabilities	$314	$418
Long-term debt	658	659
Other liabilities	102	82
Future income taxes	72	12
Shareholders’ equity	896	798

Total liabilities and shareholders’ equity	$2,042	$1,969

Cash Flow
Cash provided by operating activities	$273	$134
Capital investments	(48)	(43)
Investments, net	(11)	(288)
Dividends	(31)	(22)
Debt incurred (repaid)	(154)	135
Issue (repurchase) of shares	8	—
Increase in cash from discontinued operations (2)	5	11
Proceeds from sale of discontinued operations (2)	45	—
Other	23	24

Increase (decrease) in cash and short-term notes	$110	$(49)

Per Common Share
Earnings – Basic	$0.85	$0.08
– Diluted	0.85	0.08
Book value	5.79	5.30
Dividends	0.29	0.26
Market price range (CAD $)
High	11.24	9.70
Low	7.01	7.13
Close	10.85	8.25

Note: Certain figures have been reclassified to conform to the current year’s presentation.

(1)	Operations sold represent the results of operations sold prior to 2003.

(2)	Discontinued operations represent the results of the Quebec sawmills sold in October 2003.

58	Nexfor 2003	Six-Year Historical Review

(in US $ millions, except per share information)	2001	2000	1999	1998
Earnings
Net sales	$1,268	$1,302	$1,449	$1,448

Earnings from continuing operations before interest, taxes, depreciation and restructuring charge:
Panels	50	101	143	100
Paper	45	91	55	49
Timber	10	11	7	5
Operations sold (1)	—	—	63	40

	105	203	268	194
Restructuring charge and provision for Paper operations	—	—	(155)	—
Other income and gain on sale of operations (1)	6	27	216	1
Interest expense	(33)	(25)	(34)	(42)

Earnings from continuing operations before depreciation and taxes	78	205	295	153
Depreciation	(92)	(89)	(99)	(103)
Income tax recovery (expense)	20	(22)	(30)	(25)

Earnings from continuing operations	6	94	166	25
Gain on sale of discontinued operations (2)	—	—	—	—
Earnings from discontinued operations (2)	6	—	4	5

Earnings	$12	$94	$170	$30

Balance Sheet
Current assets	$511	$536	$539	$511
Property, plant and equipment	1,247	1,192	1,049	1,218
Other assets	37	36	41	42

Total assets	$1,795	$1,764	$1,629	$1,771

Current liabilities	$209	$212	$230	$385
Long-term debt	687	588	379	475
Other liabilities	63	62	59	70
Future income taxes	24	71	46	39
Shareholders’ equity	812	831	915	802

Total liabilities and shareholders’ equity	$1,795	$1,764	$1,629	$1,771

Cash Flow
Cash provided by operating activities	$93	$133	$236	$182
Capital investments	(99)	(171)	(163)	(139)
Investments, net	(38)	45	124	75
Dividends	(34)	(43)	(47)	(48)
Debt incurred (repaid)	66	198	(163)	15
Issue (repurchase) of shares	—	(143)	(10)	(4)
Increase in cash from discontinued operations (2)	12	(1)	9	8
Proceeds from sale of discontinued operations (2)	—	—	—	—

Other	10	—	—	8

Increase (decrease) in cash and short-term notes	$10	$18	$(14)	$97
Per Common Share
Earnings – Basic	$0.07	$0.61	$1.07	$0.14
– Diluted	0.07	0.61	1.07	0.14
Book value	5.50	5.65	5.24	4.42
Dividends	0.26	0.26	0.26	0.26
Market price range (CAD $)
High	8.45	9.25	10.15	10.20
Low	6.30	5.85	5.70	5.80
Close	7.50	7.10	8.40	6.05

Six-Year Historical Review	Nexfor 2003	59

Principal Operating Interests

	Annual Capacity
	at Year-End	Production
	2003	2003	2002
Panels
OSB (MMsf–3/8")
Bemidji, Minnesota (1)	220	218	211
Cordele, Georgia (2)	400	365	275
Guntown, Mississippi	430	354	352
Huguley, Alabama	500	443	396
Inverness, Scotland	350	335	311
Jefferson, Texas (2)	400	348	253
Joanna, South Carolina	500	374	338
La Sarre, Quebec	350	348	330
Nacogdoches, Texas (2)	330	301	217
Val-d’Or, Quebec	320	316	303

	3,800	3,402	2,986

MDF (MMsf–3/8")
Cowie, Scotland	410	414	369
Deposit, New York	160	158	155

	570	572	524

Particleboard (MMsf–3/8")
Cowie, Scotland	325	320	280
South Molton, England	300	266	280

	625	586	560

Plywood (MMsf–3/8")
Cochrane, Ontario	80	76	79

I–joist (MM lineal feet)
Juniper, New Brunswick	60	41	31

60	Nexfor 2003	Principal Operating Interests

	Annual Capacity
	at Year-End	Production
	2003	2003	2002
Paper
Uncoated freesheet (000 tonnes)
Gorham, New Hampshire (3)	145	106	41
Madawaska, Maine	250	236	229
Park Falls, Wisconsin	120	108	110

	515	450	380

Groundwood Paper (000 tonnes)
Madawaska, Maine	175	175	178

Paperboard (000 tonnes)
Edmundston, New Brunswick	55	52	51

Towel (000 tonnes)
Gorham, New Hampshire (3)	35	29	18

Pulp (000 tonnes)
Berlin, New Hampshire (4)	110	85	—
Thurso, Quebec	245	243	237

	355	328	237

Lumber (MMfbm)
Ashland, Maine	60	63	74
Juniper, New Brunswick	160	116	133
La Sarre, Quebec (5)	—	103	112
Masardis, Maine	120	119	122
Plaster Rock, New Brunswick	120	117	119
Senneterre, Quebec (5)	—	119	136

	460	637	696

Timber
Timber (000 m3)		2,667	2,698

(1)	Owned 50%. Capacity and production represent 50% ownership.

(2)	Acquired April 2002.

(3)	Acquired May 2002.

(4)	Acquired May 2002. Commenced operations in 2003. Annual capacity represents market pulp only.

(5)	Sold October 2003.

Principal Operating Interests	Nexfor 2003	61

62	Nexfor 2003

Report on Environment, Health and Safety 2003

Environmental Policy

Nexfor Inc. recognizes that our environment is fundamental to our existence, and that our businesses and the communities where we operate depend upon its health. We strive for excellence, leadership, sustainability and competitive advantage, with integrity, through continual improvement in our environmental performance and management of forest land. For Nexfor, sustainable development means creating economic growth while caring for society and the environment.

Nexfor and its operations will integrate environmental protection into their business processes and decisions. Our belief in sustainable development means we are committed to:

Full Compliance

Comply fully with all applicable environmental legislation and regulations that affect our activities.

Forest Management

Manage forests in a manner consistent with the principles of sustainable forestry, this policy and applicable legislation.

Minimization of Environmental Impact

Improve our environmental performance as the expectations of society change. We shall do this by using forest, energy and other resources with increasing efficiency, and by reducing all forms of waste.

Risk Management

Continually identify, evaluate and control the environmental risks associated with our operations. We shall have procedures in place to prevent and respond to emergencies.

Environmental Management Systems

Implement systematic environmental management that supports this policy at every operation. We shall assign appropriate human and financial resources. Every year we shall establish measurable objectives and targets for environmental management and performance improvement.

Innovation

Support pollution prevention and environmental research, and implement findings consistent with this policy.

Performance Evaluation

Evaluate the environmental performance of our operations and personnel, and recognize achievements that support this policy. We shall provide our employees with information and training for them to fully integrate this policy into their responsibilities at work.

Communications with Stakeholders

Engage in a constructive dialogue with the communities in which we operate and other key stakeholders, taking their needs into account when we make our decisions.

Open Government Relationships

Work constructively with governments and regulators on the establishment of scientifically and economically sound requirements for our operations.

Audits

Conduct environmental audits at all our operations at a frequency appropriate to their risks.

Reports

Report regularly on our environmental performance to the management of the Company, the Board of Directors, our shareholders, employees and the communities in which we operate.

Nexfor Inc. requires its operations to develop policies, systems, organizations and competencies, and to embrace an environmental commitment consistent with these principles. Nexfor requires all employees to take responsibility for environmental protection in their jobs.

/s/ Dominic Gammiero President & Chief Executive Officer

64	Nexfor 2003	Report on Environment, Health and Safety 2003

Health and Safety Policy

We are committed to safeguarding the health and well-being of our employees, contractors and visitors by creating and maintaining a safe working environment.

Beliefs

•	All injuries and occupational illnesses are preventable.

•	Health and safety is a top priority and an integral part of our business and decision-making.

•	Management is ultimately responsible for workplace health and safety.

•	Safe operating practices are a shared responsibility among management, employees, contractors and visitors.

•	Employees and contractors are accountable for their safety and that of fellow workers.

•	Working safely is a condition of employment.

•	Sharing best practices improves performance.

Practices

•	Design safe facilities.

•	Continually review and improve processes and procedures.

•	Identify hazards and assess risks.

•	Develop, implement and enforce safe work practices.

•	Ensure all facilities comply with applicable laws and regulations.

•	Provide employees with information and training to work safely.

•	Require employees and contractors to execute their work in accordance with legislative requirements and Nexfor policy.

•	Establish and monitor health and safety objectives.

•	Take action to prevent recurrence of incidents.

•	Implement health and safety management systems to continually improve performance.

•	Conduct health and safety audits.

•	Report health and safety performance to senior management, the Board of Directors, shareholders, employees and the public.

/s/ Dominic Gammiero President & Chief Executive Officer

Report on Environment, Health and Safety 2003	Nexfor 2003	65

Message from Dominic Gammiero, President & CEO

Our commitment at Nexfor is to protect our employees, the environment and the communities in which we operate.

     Environmental performance management has become a fundamental part of the way we do business. We understand the need for sustainable development and have integrated environmental considerations into virtually every aspect of our business plan.

On the following pages are detailed environmental reports from Barrie Shineton and Bert Martin, the executives who lead our two business units. Paper operations include six paper and pulp mills, and four integrated sawmills in New Brunswick, Quebec, Maine, New Hampshire and Wisconsin. Nexfor’s Timber segment is also included in the discussion and data for Paper operations.

     In advance of that is a discussion on a few significant Nexfor-wide issues, and our Environment, Health and Safety “report card” on performance.

2003 Environment, Health and Safety Report Card

	2003 Target	2003 Performance
Health and Safety	Reduce by 20% injuries and illnesses measured by OSHA recordable rate.	•	17% improvement in safety performance.

Full Compliance	Achieve 100% compliance with all applicable environmental legislation and regulations that affect our activities.	•	Achieved 99% overall compliance.

Forest Management	Complete Sustainable Forestry Initiative® (SFI) certification on wood procurement activities in North America.	•	Eight North American oriented strand board (OSB) operations received SFI Certification during 2003.
		•	Plans to achieve certification at the two remaining mills are underway and expected to be completed by the end of 2004.

Impact Minimization	Reduce the environmental impact of our activities by reducing the amount of air emissions, effluents and waste generated from our operations and by maximizing material reuse and recycling.	•	96% of all solid waste material (wastewater treatment sludge and ash) generated at Park Falls, Wisconsin, was used beneficially either as soil fertilizer or as fill material in paved parking lots.
		•	Installed $160,000 effluent treatment equipment at Nacogdoches, Texas.

Audits	Risk-based Nexfor auditing system across all business units.	•	Every year, Nexfor audits eight or nine facilities, ensuring that all operations are audited on a three-year cycle.
		•	Nine audits were conducted in 2003, eight of which were attended by a member of senior management.

66	Nexfor 2003	Report on Environment, Health and Safety 2003

Safety

Our goal is to prevent incidents, and if an incident should occur, to investigate thoroughly and take appropriate action so the same kind of accident is not repeated.

     In 2003, our overall safety performance improved 17 percent compared to the year before. It was Nexfor’s ninth consecutive year of improvement in Occupational Safety and Health Administration (OSHA) recordable rate, with a company-wide rate of 3.26 compared to 3.91 in 2002. The overall company results were driven by a 34 percent improvement at North American Panel operations, and a cultural shift at our UK operations to behaviour-based safety programs. The Nexfor Paper mills achieved a 10 percent year-over-year safety improvement, and are preparing the groundwork for even better performance in the coming year through management commitment and full compliance throughout the workforce.

     Sadly, Nexfor’s operations experienced two fatalities in 2003.

     The first occurred in the woodland operations of our Senneterre, Quebec, sawmill in April. An employee was working in the forest marking blocks of land to be harvested when he was attacked by a black bear. This incident was thoroughly investigated by mill management and local authorities. Some functions of our forest operations were temporarily suspended so that corrective actions could be developed. To help prevent recurrence of a tragedy of this nature, personal safety equipment requirements have been improved, and new procedures allowing us to more closely monitor the location of employees have been established.

     At our mill in Inverness, Scotland, a highly trained employee was crushed while troubleshooting mechanical difficulties in one of our production lines in October. In addition to our own internal investigation, there were extensive investigations by local and government officials. In response, team safety measures and prevention policies have been improved and training programs have been enhanced. The heightened measures and new policies are being implemented throughout all Panel mills, with special vigilance in mills with equipment similar to that involved in the incident.

Health and Safety Data

	Panels	Paper	Nexfor Total
Hours worked	6,452,972	8,413,188	14,866,160
Lost time accidents	36	44	80
Lost time frequency (1)	1.12	1.05	1.08
Days lost	981	2,788	3,769
OSHA recordable rate (1)	3.32	3.19	3.26

(1)	Per 200,000 hours worked

Legal and Regulatory Compliance

Our policy is to work within legal and permitted levels at all of our operations 100 percent of the time. Despite best efforts, we did experience some incidents of non-compliance in 2003.

     Over the past five years, the number of incidents has increased due to strategic acquisitions, the number of compliance measurements required by more stringent permit criteria and Nexfor’s desire to develop more effective compliance management tools. Most incidents are only minutes in length, and do not result in any regulatory action. Nexfor’s compliance record as a percentage of the number of measurements taken has remained above 99 percent.

Report on Environment, Health and Safety 2003	Nexfor 2003	67

Total Environmental Non-compliance Incidents

	2003	2002	2001	2000	1999
Panel operations (1)	409	164	99	—	—
Percent compliance	97.95	98.12	97.35
Paper operations	15	19	39	52	15
Percent compliance	99.95	99.87	99.72	99.67	99.92
Total	424	183	138	52	15
Percent compliance	99.13	99.20	99.23	99.67	99.92

(1)	The number of compliance tests for Panel operations has increased markedly in the 2001–2003 period with the increased number of permits required and the acquisition of mills in the US.

The increasingly stringent requirements for permitting on the panelboard side of the business are also reflected in the increased administrative penalties levied against Nexfor between 1999 and 2003. Higher penalties in 2003 were due to permitting discrepancies and the application of new technology – the details are covered later in this report. Procedures have been implemented to address these issues and Nexfor has renewed its commitment to full and open communications with regulatory authorities.

Environmental Non-compliance Penalties (US $)

	2003	2002	2001	2000	1999
Panel operations	476,500	10,500	104,800	5,500	—
Paper operations	1,000	3,500	—	—	—

Nexfor has an internal audit program designed to track and advance continuous improvement of environmental performance at all our operations. During 2003, we completed nine Environmental, Health and Safety audits at Nexfor mills: three at Paper operations (International Distribution Centre in Chicago; Madawaska, Maine; and Thurso, Quebec) and six at Panel operations (Cordele, Georgia; Nacogdoches; Val-d’Or, Quebec; Guntown, Mississippi; La Sarre, Quebec; and Deposit, New York). Eight of the nine audits were attended by at least one representative from Nexfor senior management to reinforce the Company’s commitment to environment, health and safety.

Internal Environmental Audits

(Number of operations audited
annually by company auditors)	2003	2002	2001	2000	1999
Manufacturing Facilities
Canada	3	3	5	4	5
United States	6	4	2	5	5
United Kingdom	—	2	1	1	2

68	Nexfor 2003	Report on Environment, Health and Safety 2003

Working with Communities

Our company’s philanthropic goals are to enrich the quality of life in the communities where we operate, to conduct business based on respect, integrity and openness, and to encourage employee participation in community-building non-profit endeavours. Our support is directed primarily to educational, medical, social service and cultural activities.

     Our Panel operations group continues to increase its commitment to Habitat for Humanity. In 2003, we donated materials to build homes for 46 families in Toronto and other locations in North America. In addition, we continue to be a lead supporter of the Watershed Conservation Research Centre at the University of New Brunswick, and support such national and international organizations as the United Way and Ducks Unlimited. As part of our philanthropic work in 2003, Nexfor awarded 25 scholarships to the children of our employees pursuing undergraduate university degrees, and also supplied all the OSB to build cabins for Camp Oochigeas, a camp for children with cancer.

     In addition, Nexfor is a supporter of the Composite Panel Chair at the University of Toronto. This funding has played a key role in reviving the graduate program in Wood Science at the Faculty of Forestry, helping to ensure the future of highly trained experts in this field.

Socio-economic Data

Category of Expenditure
(US $ thousands, except for number of employees)	Panels	Paper	Total Nexfor
Number of employees	2,650	3,850	6,500	(1)
Wages, salaries and benefits	139,500	219,000	362,500	(1)
Municipal, school and other local taxes	7,000	8,500	15,500
Local purchases of goods and services	315,500	165,000	480,500
Logging contractor services (including fibre)	123,000	107,000	230,000
Wood chips and hog fuel purchases	52,500	47,000	99,500
Stumpage and royalty payments	4,000	1,000	5,000
Environmental capital investments	4,500	3,800	8,300
Environmental expenditures not capitalized	6,300	14,500	20,800
Total operating lease and rental payments	7,000	5,000	12,000
Philanthropic contributions	250	150	400

(1)	Includes Nexfor Corporate.

Philanthropic Contributions – $400,000

Report on Environment, Health and Safety 2003	Nexfor 2003	69

Report from Barrie Shineton, Panel Operations

It makes good business sense to safeguard the environment, our employees and the communities in which we operate. This year the Panel operations made significant progress in safety performance, forest certification and the reduction of our overall impact on the environment.

Safety

The safety performance of the Panel operations improved considerably in 2003. A 100% Compliance program launched last year at our North American mills resulted in a 2003 OSHA rate of 3.67, a 34 percent improvement over 2002 at these operations. Our UK operations, which continued to emphasize safety as part of their work culture, achieved an OSHA rate of 2.60. Combined, the Panel business unit recorded an OSHA recordable rate of 3.32.

     The 100% Compliance program in North America is focused on setting and communicating demanding safety expectations, ensuring training for all employees, and enforcing a consistent and progressive disciplinary process for any safety violations. The program concentrates on the four highest-risk areas at our mills: lock-out, fall protection, mobile equipment operation and confined-space entry. Since the program began in June 2002, there has been a 48 percent reduction in the rate of incidents resulting in days away from work at the North American mills and the degree of incident severity has dropped significantly. We now have better methods in place for tracking and sharing incident reports, allowing us to quickly identify risks and implement remedial actions at all of our mills. We have set the 2004 OSHA rate target at 2.0 or less for North American operations.

     Our UK operations have already achieved top-quartile safety results. For 2004, we have set a new target of a further 50 percent improvement. To achieve this ambitious goal, the safety experts at DuPont have been engaged to help pilot a behaviour-based safety program. The same program was developed and launched at the South Molton, England, mill. It focuses on training, communication and auditing. At South Molton more than 2,000 safety audits are conducted per year and the mill has achieved 500,000 man-hours without any form of recordable incident. The program will be rolled out across other UK sites during 2004.

Legal and Regulatory Compliance

To achieve full compliance at our Panel operations it was necessary to improve some of our monitoring processes during 2003. This entailed a $4.5 million capital investment in the development and installation of new technology and processes for environment, health and safety.

     Based on 19,364 compliance checks against emission permits, overall compliance in North American operations was 98.0 percent. In the UK, 601 checks against all emission permits were conducted, and overall compliance was 96.2 percent.

     The significant compliance issue in the UK was the surface water treatment plant at Cowie, Scotland. To address the issue, an upgraded £50,000 dissolved air filtration device was installed. The device forces air through water effluent creating foam that can be skimmed off for disposal, ensuring compliance with the permit.

70	Nexfor 2003	Report on Environment, Health and Safety 2003

     At all sites in the UK we have applied for operating environmental permits under the new Pollution Prevention and Control (PPC) regulations. Permits under these regulations relating to noise, accident prevention, land contamination, energy efficiency and the installation of best available technology will be issued in the first half of 2004.

     Also in 2003, Nexfor entered into two consent agreements with state governments in South Carolina and New York regarding emissions that exceeded permits, incurring fines totalling $476,500.

     A notice of violation at the Joanna, South Carolina, OSB mill was received in 2002 from the State and the resulting consent agreement included a fine of $76,500. The violations were a result of process and emission control equipment not meeting guaranteed design emission rates. All outstanding issues will be resolved to the State’s full satisfaction by May 2004.

     The Deposit mill was fined $400,000 for alleged inconsistencies in the reporting of air emissions from increased production and incorrect permitting of plant capacity changes. The mill is now in the process of determining the viability of various technological options available to meet state requirements and impending Maximum Achievable Control Technology (MACT) regulations.

Air Emissions – Panel Operations (grams/msf–3/8")

	2003	2002 (2)	2001 (3)	2000	1999
OSB Panels
Particulate matter	345.2	317.0	322.2	393.8	347.8
Formaldehyde	70.0	54.9	25.6	26.3	23.2
Volatile organic compounds (1)	868.2	730.3	437.9	422.9	380.2
MDF/PB Panels
Particulate matter	237.4	248.8	260.7	202.6	204.8
Formaldehyde	83.7	83.0	89.2	69.6	63.1
Volatile organic compounds	558.7	501.2	613.1	400.9	436.5

(1)	Increase in volatile organic compounds and formaldehyde in OSB is due to inferior emission controls at mills in Nacogdoches and Cordele, which were acquired in 2002, and changes to how we measure emissions. Impending MACT regulations will address these issues

(2)	2002 OSB Panels results include new OSB mill in Huguley, Alabama, and three acquired OSB operations – two in Texas and one in Georgia.

(3)	2001 OSB Panels results include new OSB mill in Joanna.

Forest Management

An ongoing goal at Nexfor is to manage forests sustainably and obtain third-party certification to verify our performance. Nexfor’s Panel operations manufacture a broad range of products in Canada, the United States and the United Kingdom and, as such, it is not feasible to apply one certification standard across all operations. Therefore, each mill pursues the third-party certification system that is most appropriate their customers’ and operational needs.

     During 2003, all UK operations maintained their certifications under the Forest Stewardship Council (FSC), ISO 14001 and the SCS Green Cross programs. In addition, we made excellent progress with eight mills certified to the SFI standard in North America. To obtain SFI certification, mills must demonstrate a commitment to forest conservation, including sound management planning and the protection of wildlife habitats and water quality.

     This accomplishment brings the total number of panel mills third-party certified to 13.

Report on Environment, Health and Safety 2003	Nexfor 2003	71

Certification Status – Manufacturing Facilities

Procurement
OSB
Bemidji	—
Cordele	SFI
Guntown	SFI
Huguley	SFI
Jefferson	SFI
Joanna	SFI
La Sarre (1)	SFI, ISO 14001
Nacogdoches	SFI
Val-d’Or	SFI, ISO 14001
Inverness	FSC, ISO 14001
MDF
Deposit	SCS Green Cross
Cowie	FSC
Plywood
Cochrane (1)	ISO 14001
I-Joist
Juniper	—
Particleboard
Cowie	FSC
South Molton	FSC, ISO 14001

(1)	Includes land management.

Reducing Our Environmental Impact

To minimize the environmental impact of our operations, we continually evaluate technology to improve processes and reduce the use of natural resources.

     In the UK, all sites have maintained Kyoto Climate Change energy efficiency agreements resulting in an energy tax avoidance of £1.5 million in 2003. Since 2001, our conservation programs have resulted in a 15% reduction in energy use and savings of approximately £1.7 million.

     The use of post-consumer waste in board production continues to grow in Europe. Our UK mills recycled 250,000 tonnes of waste material such as pallets and packaging resulting in significant raw material cost savings and energy reductions. During 2003, the UK mills earned packaging waste recovery notes by recycling a higher volume than required by the government. The sale of these notes to other companies generated more than £1.3 million during the year.

     At our Nacogdoches OSB mill, old equipment was replaced in response to new regulatory requirements regarding water effluent sent to the municipal sewage treatment facilities. With an investment of $160,000, the mill now recycles 100 percent of its process effluent back into the manufacturing process. Annual savings in operating costs will exceed $500,000.

     The Alabama Wildlife Federation selected the OSB mill in Alabama as the Air Conservationist of the Year. The mill was recognized for its use of alternative resins, which reduced its nitrogen oxide emissions by 67 percent.

     The US Environmental Protection Agency (EPA) is in the process of developing and receiving federal approval for MACT regulations to control 188 hazardous air pollutants. The regulations will apply to “major sources” of pollutants, including all facilities that emit 10 tons or more of any single hazardous air pollutant per year, or more than 25 tons of combined pollutants on the list. A final ruling on EPA proposals is expected in the first half of 2004. After the ruling, the affected industrial operations will have three years to comply.

72	Nexfor 2003	Report on Environment, Health and Safety 2003

     These new regulations will affect Nexfor medium density fibreboard (MDF) and OSB operations in the US where emissions contain small amounts of formaldehyde, acetaldehyde and methanol. In our OSB and MDF mills, MACT will primarily impact the dryers and press operations. During 2003, Nexfor worked with the EPA to ensure they recognize that conveyor dryers – which employ the latest available technology – used in our mills in Bemidji, Minnesota; Guntown; Joanna; and Huguley, Alabama, will meet their expectations for pollution prevention.

     Our early evaluations indicate that the mills in Huguley; Jefferson, Texas; and Joanna, will meet the MACT requirements with only minor modifications to equipment and compliance monitoring practices. A capital investment of approximately $30 million will be required to address varying degrees of modification at Cordele, Nacogdoches, Bemidji, Deposit and Guntown. We plan to make the changes between 2005 and 2006.

     Compliance with these regulations will result in significant reductions in formaldehyde and volatile organic compound emissions from OSB and MDF production. Unfortunately, presently available pollution control technology is energy intensive and will result in higher per unit energy requirements. An approved $26 million project to replace the energy system at our Jefferson mill will help offset some of this increased gas use and eliminate hazardous wastes from the mill.

Total Water Use – Panel Operations (litres/msf –3/8")

	2003	2002 (1)	2001 (2)	2000	1999
OSB mills	175.0	183.6	127.8	89.1	44.4
MDF/PB mills	407.1	465.4	476.4	500.9	*

*	Representative information not available.

(1)	2002 OSB Panels results include three acquired OSB operations – two in Texas and one in Georgia.

(2)	2001 OSB Panels results include new OSB mills in Joanna and Huguley.

Waste Management – Panel Operations (kg/msf–3/8") (1)

	2003	2002(2)	2001(3)	2000	1999
OSB Panels
Deposited in landfills	8.0	6.6	13.6	6.2	8.2
Land-applied for soil amendment	2.1	1.0	1.2	1.3	*
Otherwise beneficially used	27.6	8.2	0.6	*	*
Disposed as hazardous waste	0.1	0.5	*	*	*
MDF/PB Panels
Deposited in landfills	10.9	15.6	15.4	*	*
Land-applied for soil amendment	19.5	11.2	8.0	1.2	1.2
Otherwise beneficially used	1.8	2.8	1.1	*	*
Disposed as hazardous waste	1.5	0.8	0.3	0.4	0.3

*	Representative information not available.

(1)	Increase in per unit water use is a result of steam-heated drying at the mill in Joanna and use of wet electrostatic precipitators for particulate control at Nacogdoches and Cordele.

(2)	2002 OSB Panels results include three acquired OSB operations – two in Texas and one in Georgia.

(3)	2001 OSB Panels results include new OSB mills in Joanna and Huguley.

Report on Environment, Health and Safety 2003	Nexfor 2003	73

Energy Data – Panel Operations (megajoules/msf–3/8")

	2003	2002(2)	2001(3)	2000	1999
OSB Panels
Fossil fuel consumption (1)	918.5	1,097.3	655.1	390.4	222.5
Purchased electricity	445.2	449.3	475.0	523.7	475.9
Total energy consumed	4,416.0	4,717.5	5,012.5	*	*
Percent energy from biofuel	68.6	66.9	78.4	*	*
MDF/PB Panels
Fossil fuel consumption	1,931.0	2,091.2	2,078.1	1,171.9	835.9
Purchased electricity	261.7	283.6	305.6	523.7	*
Total energy consumed	3,353.3	2,543.8	*	*	*
Percent energy from biofuel	37.6	*	*	*	*

*	Representative information not available.

(1)	Increasing fossil fuel energy use is due primarily to increasingly demanding pollution control requirements and increased energy use during start-up at Joanna and Huguley OSB mills.

(2)	2002 OSB Panels results include new OSB mill in Huguley and three acquired OSB operations – two in Texas and one in Georgia.

(3)	2001 OSB Panels results include new OSB mill in Joanna.

Environmental Management Systems (EMS)

The development of a computer-based integrated management system is ongoing in the UK. The new system combines environment, health and safety data for a more complete analysis of overall performance. It is currently being extended to include new safety requirements at each site in conjunction with the development of behaviour-based safety programs. We will also be adding procedures to accommodate the new PPC permit systems.

Stakeholder Communications

The community forum at Inverness, which represents six local communities and held four meetings in 2003, has successfully maintained a constructive dialogue between town and mill representatives. Based on this model, our community forum at Cowie is being restructured and is expected to resume in 2004.

     In North America, we have been communicating with the private landowners who supply fibre to our mills. In 2003, the Norbord forestry team made more than 700 visits to landowners to discuss sustainable forestry and, when appropriate, to help them improve their forestry practices. Nearly 100 percent of our North American wood procurement practices have been third-party certified.

74	Nexfor 2003	Report on Environment, Health and Safety 2003

Report from Bert Martin, Nexfor Paper Operations

Each year, we measure our Environment, Health and Safety performance against company policies and our performance of previous years. The following is a detailed report on Nexfor paper, pulp and sawmills in North America.

Safety

Our OSHA recordable rate of 3.19 was a 10 percent improvement over the 2002 rate of 3.53, attributable mainly to better management audit programs, the full implementation of behaviour-based safety programs at our paper businesses and solid safety performance at our sawmills. Of special note, the JP Levesque sawmill in Maine achieved a world class OSHA rate of 1.14. The Levesque mill was recognized with the Maine Safety Council Award for Excellence in Health and Safety and also won top honours from the Northeastern Lumber Manufacturers Association for the fifth consecutive year.

Legal and Regulatory Compliance

Our goal is to continually reduce the impact of our manufacturing processes on the environment and the communities that surround our operations.

     Based on 28,811 compliance checks against emissions and discharges, overall compliance at our paper and pulp mills was 99.95 percent during 2003.

     Our paper facility at Park Falls was chosen by the Environmental Protection Agency (EPA) for a multimedia inspection in the second half of 2003. The goal is to evaluate a facility’s overall environmental compliance status, using visual inspections, assessment of self-monitoring measures, ambient monitoring of selected areas and a review of citizen complaints. Multimedia audits involve all environmental “media” – air, land and water. At Park Falls, inspectors evaluated air emissions, wastewater, hazardous wastes, PCBs, emergency planning, spill pollution control and counter measures plans.

     According to the EPA, Park Falls was chosen not because of a particular concern, but because it is a paper and pulp mill, subject to the Cluster Rule, and because the EPA had not visited the mill before.

     Despite only one week’s notice, the mill was well prepared for the audit, having been certified under ISO 14001 and subjected to regular Nexfor audits. While the EPA’s report has yet to be issued, we do not believe any material issues will arise.

     At our Berlin-Gorham paper and pulp complex in New Hampshire, a compliance audit, required by consent agreements when the mills were acquired, has been completed. A few minor items relating to the handling and disposal of waste material were identified for improvement. All identified items have been rectified.

     The replacement of two boilers at Berlin-Gorham, which will put the facility in compliance with the Cluster Rules, should be completed in early 2004.

     In Edmundston, New Brunswick, our pulp mill conducted more than 2,000 water quality tests during the year and recorded zero water-permit violations.

Report on Environment, Health and Safety 2003	Nexfor 2003	75

Air Emissions – Paper Operations

The 1999–2003 data at our Paper operations shows an overall reduction in kg/tonne particulate and sulfurous air emissions. The increased level of particulate at Berlin-Gorham in 2003 is due to full ramp-up of the operation. This will decrease with the commissioning of the new boiler.

Water Quality – Paper Operations

The content of our effluent discharges to the receiving waters from our operations is a key measure. The 1999–2003 data shows a reduction in the volume of water used by our operations. The emissions of suspended solids, BOD and AOX have been reduced and are now at historically low levels.

     Although reduced significantly at Park Falls and Edmundston, chlorine gas use has increased in recent years at Thurso due to increased production of specialty photographic pulp grades.

76	Nexfor 2003	Report on Environment, Health and Safety 2003

Responsible Forest Management

Nexfor is committed to achieving SFI certification in our woodlands. As such, in 2000, Nexfor Fraser Papers became the first company to achieve certification to the SFI standard in its woodlands, and the first to apply the SFI product label.

     During 2003, the woodland operations of Nexfor Fraser were audited by Quality Management Institute (QMI) against SFI standards to assess woodland operations, forest management and wood procurement practices. All aspects inspected by QMI conformed to the standards set by the SFI certification program.

     Each year, Nexfor does extensive work to protect the habitat and biodiversity of our managed forests. In 2003, programs for the protection of water quality and management of habitat for fish and wildlife continued to be integral parts of the forest management program and are closely monitored as part of Nexfor’s EMS.

Certification Status – Timberlands Owned or Managed by Paper and Pulp Operations

Location	ISO 14001	SFI or other
Maine New Brunswick Quebec	Certified since 2000 Certified since 2000 —	Certified since 2000 Certified since 2000 Planned for 2004

Reducing Our Environmental Impact

There are many strategies for reducing the environmental impact of any industrial operation. Together, they can make a significant difference. At Park Falls, for example, more than 17,570 cubic metres of ash was used as a fill material when paved parking lots were constructed. This alternative method to beneficially reuse the material has avoided landfilling costs of $230,000. At Edmundston, we have a long-standing soil augmentation program using fly ash, a waste by-product, produced at the mill. Research has shown that ash helps to adjust the pH levels in soil and adds important nutrients, which are useful in the growth of crops. Edmundston has reduced disposal costs by close to $40,000 in 2003.

Waste Management – Paper Operations (tonnes)

	2003	2002	2001	2000	1999
Deposited in landfills (1)	199,442	136,612	107,742	99,262	114,066
Beneficially reused (2) (3)	74,549	76,994	102,729	76,442	46,467
Total solids	273,991	213,606	210,471	175,704	160,533

(1)	Amount of material deposited in landfills has increased due to acquisition of Berlin-Gorham.

(2)	Includes material land-applied for soil amendment or soil enrichment.

(3)	Decrease in material being beneficially reused due to regulatory changes that prevent Thurso from land-applying material for soil amendment or soil enrichment.

Energy Data – Paper Operations

	2003	2002	2001	2000	1999
Total energy consumed per tonne of production (gigajoules/tonne)	20.6	21.3	20.9	21.0	20.9
Total energy consumed (gigajoules/year)	27,662,000	24,469,000	22,454,000	22,725,500	21,681,500

Environmental Management Systems

To ensure continuous improvement, Nexfor has an environmental management system (EMS) in all manufacturing facilities and managed forests.

     All Paper operations have been certified to the ISO 14001 standard except the Berlin-Gorham complex. Berlin-Gorham was acquired by Nexfor in 2002 and we expect to achieve ISO 14001 certification at this operation in December 2005. Our woodlands have achieved third-party SFI certification.

Report on Environment, Health and Safety 2003	Nexfor 2003	77

Certification Status – Manufacturing Facilities

	Operation	Procurement
Paper
Berlin-Gorham		SFI
Madawaska	ISO 14001
Park Falls	ISO 14001
Pulp
Edmundston	ISO 14001	SFI
Thurso	ISO 14001
Lumber
Ashland	Internal EMS	SFI – product labeling
Juniper	Internal EMS	SFI – product labeling
Masardis	Internal EMS	SFI – product labeling
Plaster Rock	Internal EMS	SFI – product labeling

Innovation

We are continually looking for ways to improve efficiency. Nexfor has an integrated technology centre in Montreal for developing and refining processes. We also invest $570,000 annually in work with Paprican, the leading paper and pulp research and technology institute in the world, to improve product quality while minimizing the impact on the environment.

     During 2003, work with our experts at the Nexfor Technology Centre allowed our Berlin-Gorham facility to close one of its two wastewater lagoons and operate more efficiently with one, while still meeting environmental expectations.

     At Park Falls, the mill began using a low-sludge production process in its effluent treatment system, which has reduced sludge production by 18 percent, avoiding annual disposal costs of $250,000.

Communications with Stakeholders

At our Edmundston-Madawaska complex, we communicated extensively with the community to explain the need to decrease the workforce. We held press conferences, met with local and government officials, conducted community forums and held numerous employee meetings to ensure that all stakeholders understood the rationale behind the cost reductions and improvements in efficiency. The changes affect 331 employees or 20 percent of the Edmundston-Madawaska workforce.

     Last August, the Madawaska paper mill was accepted into the US EPA’s National Performance Track Program. This voluntary program recognizes industrial facilities that have measurably and consistently surpassed regulatory requirements, worked closely with their communities, and generally excelled at protecting the environment and public health.

78	Nexfor 2003	Report on Environment, Health and Safety 2003

Nexfor Environment Management Data

Forest Land Management (ha, unless otherwise noted)

Total
Total Crown land managed in New Brunswick	536,000
Total private land managed in Maine and New Brunswick	407,000
Total volume harvested in Maine and New Brunswick (m3)	2,487,000
Total area harvested in Maine and New Brunswick	28,700
Total volume harvested in Ontario and Quebec (m3) (1) (2)	1,142,000
Total area harvested in Ontario and Quebec	16,900
Area clear cut	29,000
Area selective cut	16,000
Area replanted	5,000
Number of seedlings	8,789,000
Area natural regeneration	24,000
Area not sufficiently restocked	5,000
Area of pesticide treatment	8,000

(1)	Timber harvested from Crown licences for Nexfor operations in La Sarre, Val-d’Or, Thurso and Cochrane.

(2)	Excludes the volume harvested in 2003 from Quebec Crown land for use at La Sarre and Senneterre sawmills, which are considered discontinued operations.

Forest Management History (000 ha)

	2003	2002	2001	2000	1999
Total area harvested	46.0	55.0	47.0	50.0	45.0
Area clear cut	29.0	38.0	36.0	35.0	28.0
Area selective cut	16.0	21.0	22.0	17.0	17.0
Area replanted	5.0	7.0	8.0	8.0	8.0
Area natural regeneration	24.0	33.0	29.0	36.0	26.0
Area not sufficiently restocked	5.0	4.0	5.0	1.0	1.0

Total Recycled Fibre Used (000 tonnes)

2003	2002	2001	2000	1999
335.3	253.5	292.0	388.8	348.4

Seedlings Planted (millions) (1)

2003	2002	2001	2000	1999
8.8	11.0	13.9	14.4	14.9

(1)	Number of seedlings planted has decreased due to more efficient silviculture practices, including fill planting with nursery-grown trees in marginally stocked areas.

Report on Environment, Health and Safety 2003	Nexfor 2003	79

The National Pollutant Release Inventory (NPRI) and Toxic Release Inventory (TRI) are toxic chemical release reporting programs in Canada and the United States respectively. Reports are prepared according to a specific list of materials designated by each government and with a combination of measured emission data and emissions estimated from industry factors. Annual reports of emissions from operations in North America are submitted to federal governments in June and July. Therefore, our data is current to 2002 and includes the increased number of compounds that now require reporting. Data for 2003 will be reported in June and July 2004.

     Significant increases or decreases in year-over-year reporting of some compounds (i.e., lead, cadmium, manganese) reflect ongoing efforts to improve the quality and consistency of the data used for calculating releases.

The National Pollutant Release Inventory – Canada

(in metric tonnes, unless otherwise noted)		2002 (1)			2001
Facility	Material	Air	Water	Soil	Air	Water	Soil
Cochrane	Carbon monoxide	63.57
	Formaldehyde	4.90			4.86
	Oxides of nitrogen	19.36
	Sulphur dioxide	0.01
	Total particulate	38.84
	Particulate (<10 microns)	5.69
	Particulate (<2.5 microns)	4.55
	Volatile organic compounds	39.50
Edmundston	Acetaldehyde	21.20	2.08		18.77	1.22	0.04
	Ammonia	0.23	205.30		0.23	152.90
	Chlorine	25.45			50.90
	Chlorine dioxide	7.89			12.60
	Carbon monoxide	3,786.10
	Dioxin/Furans (milligrams)	0.43			0.58		0.06
	Hydrochloric acid	10.30			10.10
	Manganese	0.61	21.09	125.83	0.38	8.83	83.42
	Mercury (kilograms)	2.13		31.89	0.98	0.01	0.36
	Methanol	439.09	0.01	0.17	279.50	1.10	1.01
	Methyl ethyl keytone	11.02		0.50	10.90		3.24
	Oxides of nitrogen	1,746.10
	PAHs (kilograms)	46.12	0.04	7.89	47.26	0.03	19.31
	Sulphuric acid	22.20		0.89	25.70		0.37
	Sulphur dioxide	1,614.40
	Total particulate	161.50
	Particulate (<10 microns)	135.50
	Particulate (<2.5 microns)	116.20
	Volatile organic compounds	178.20
	Zinc	0.41	1.03	17.27	2.15	0.88	6.89
Juniper Sawmill	Carbon monoxide	126.46
	Oxides of nitrogen	57.16
	Total particulate	83.35
	Particulate (<10 microns)	58.53
	Particulate (<2.5 microns)	34.75
	Volatile organic compounds	34.80
La Sarre	Cadmium (kilograms)	1.91		25.54
	Carbon monoxide	265.04
	Formaldehyde	15.48			13.05
	Methanol	116.21			50.34
	Oxides of nitrogen	114.27
	Phenol	brt			1.62
	Total hydrocarbon	114.17
	Total particulate	229.67
	Particulate (<10 microns)	96.82
	Particulate (<2.5 microns)	47.07

(1)	Oxides of nitrogen, sulphur dioxide, carbon monoxide, particulates and volatile organic compounds were added to the reporting list in 2002. Previously, reporting on these materials was not required.

brt – Below reporting threshold

80	Nexfor 2003	Report on Environment, Health and Safety 2003

The National Pollutant Release Inventory – Canada (cont’d)

(in metric tonnes, unless otherwise noted)		2002 (1)			2001
Facility	Material	Air	Water	Soil	Air	Water	Soil
Plaster Rock	Carbon monoxide	72.62
	Oxides of nitrogen	35.41
	Sulphur dioxide	99.18
	Total particulate	44.49
	Particulate (<10 microns)	24.94
	Particulate (<2.5 microns)	14.81
	Volatile organic compounds	28.85
Thurso	Acetaldehyde	brt	brt	brt	11.17	0.33
	Ammonia	36.39	33.06		34.34	23.05	1.63
	Carbon monoxide	768.78
	Chlorine	12.73			13.31
	Chlorine dioxide	15.03			15.12
	Dioxin/Furans (milligrams)	5.00			14.00
	Ethylene glycol		0.02			0.21
	Hydrochloric acid	14.47			14.23
	Hydrogen sulfide	17.00			23.54
	Manganese	0.46	13.15	34.17	0.45	11.53	12.34
	Methanol	180.55	4.20		152.66	18.42	0.58
	Mercury (kilograms)	brt	brt	brt	0.28	0.08	1.07
	Nitrate		21.62
	Oxides of nitrogen	581.70
	PAHs (kilograms)	120.51	10.57	7.78	0.12
	Sulphur dioxide	2,326.70
	Sulphuric acid	8.23			7.25
	Total particulate	314.45
	Particulate (<10 microns)	245.37
	Particulate (<2.5 microns)	212.81
	Volatile organic compounds	148.20
	Zinc	brt	brt	brt	0.13	3.99	8.01
Val-d’Or	Acetaldehyde	11.46
	Cadmium (kilograms)	0.47		9.98
	Carbon monoxide	173.93
	Formaldehyde	56.15			50.03
	Methanol	90.20			72.40
	Oxides of nitrogen	65.13
	Phenol	brt			2.25
	Total particulate	229.17
	Particulate (<10 microns)	142.68
	Particulate (<2.5 microns)	54.04
	Volatile organic compounds	71.89

(1)	Oxides of nitrogen, sulphur dioxide, carbon monoxide, particulates and volatile organic compounds were added to the reporting list in 2002. Previously, reporting on these materials was not required.

brt – Below reporting threshold

Report on Environment, Health and Safety 2003	Nexfor 2003	81

Toxic Release Inventory – United States

(in metric tonnes, unless otherwise noted)		2002			2001
Facility	Material	Air	Water	Soil	Air	Water	Soil
Bemidji	Acetaldehyde				41.79
	Acrolein				23.22
	Dioxin and dioxin-like compounds (grams)	0.08		0.06
	Formaldehyde	23.61			23.55
	Lead compounds (kilograms)	17.66		166.30	1.02
	Methanol	72.73			57.69
Berlin-Gorham	Polycyclic aromatic compounds (kilograms)	0.77	0.18	0.41
Cordele	Acetaldehyde	13.64		1.24	12.75		1.16
	Dioxin and dioxin-like compounds (grams)			0.06
	Formaldehyde	54.46		5.45	50.97		5.55
	Lead compounds (kilograms)	0.00		0.11
	Methanol	20.80		1.12	65.04		1.05
Deposit	Formaldehyde	21.54			18.06
	Lead compounds (kilograms)	2.73		11.97
	Methanol	79.79			76.33
Guntown	Dioxin (grams)	0.17		0.06
	Formaldehyde	0.81			1.31
	Lead compounds (kilograms)	5.89		259.00	148.78
	Manganese	0.06		9.73
	Methanol	8.51
	Phenol				0.05
Huguley	Dioxin (grams)	0.20		0.08
	Formaldehyde	3.34
	Lead compounds (kilograms)	3.21		352.00	0.62		49.51
	Manganese	0.08		12.90
	Methanol	2.08
Jefferson	1,2,4 Tricholobenzene	0.88			0.79
	Acetaldehyde	1.50			1.36
	Formaldehyde	2.20			1.99
	Methanol	6.88			6.24
Joanna	Dioxin and dioxin-like compounds (grams)	0.17		0.07	0.15		0.06
	Formaldehyde	2.35			7.71
	Lead compounds (kilograms)	2.34		272.55	2.04		163.30
	Manganese	0.04		10.06	0.03		5.90
	Methanol	8.28			14.06
Madawaska	Benzo (g,h,i) perylene (grams)	1.30			1.00
	Lead compounds (kilograms)	11.80	1.58	18.72	8.07	1.60	18.70
	Mercury (kilograms)	0.07	0.02	1.62		0.20	1.60
	Polycyclic aromatic compounds (kilograms)	0.01			0.01
Nacogdoches	1,2,4 Trichlorobenzene	nr			5.86
	Acetaldehyde	25.17			19.63
	Formaldehyde	48.47			37.72
	Lead compounds (kilograms)	0.06			0.88
	Methanol	115.81			90.48
Park Falls	Acetaldehyde	1.53			1.16
	Ammonia	0.23	1.90	0.85	0.24	1.69	0.24
	Chlorine	0.01			0.01
	Chloroform	0.67	0.01		0.39	0.01
	Copper compounds	0.02	0.56	0.99	0.01	0.55	0.10
	Dioxin and dioxin-like compounds (grams)	0.18		9.79	0.17		1.15
	Formaldehyde	0.18	0.14	0.23	0.77	0.14	0.06
	Hydrochloric acid	1.73			1.67
	Lead compounds (kilograms)	40.08	10.73	7.57	11.36	10.91	17.73
	Mercury (kilograms)	1.85		1.36	1.85		9.25
	Methanol	4.69	1.45	3.08	4.79	1.48	1.00
	Polycyclic aromatic compounds (kilograms)	nr	nr	nr	2.72

nr – Not reported

82	Nexfor 2003	Report on Environment, Health and Safety 2003

Glossary

Annual Allowable Cut The amount of wood that can be cut without jeopardizing long-term supply. Determining factors include the volume of old growth forest, present age of forest and anticipated yield of each area of new forest at its maturity. In Canada, forest managers calculate annual allowable cut every five years for approval by the provincial Ministry of Forests.

AOX

Adsorbable organic halides. A measurement of a mixture of several hundred chlorinated compounds in the water effluent from pulp mill bleaching plants.

BOD

Biochemical oxygen demand. A method of determining the effect of organic material in effluent on receiving waters, by measuring the consumption of oxygen. Oxygen is required by aquatic life.

Crown Land

In Canada, land that is owned by the Government of Canada. Most of the productive forest land in Canada is owned by the government (Crown) and leased to the forest industry for fibre production in return for stumpage or royalty payments.

EBITDA

Earnings before interest, taxes, depreciation and amortization.

Effluent

Residue-bearing water from manufacturing processes.

Emissions

Residue material released into the atmosphere by way of steam or smoke discharged from manufacturing processes.

Fbm

Foot-board measure (board foot) equal to one square foot of lumber one inch thick (Mfbm is 1,000 board feet).

Fossil Fuels

Fuel derived from petroleum or coal such as natural gas, diesel, gasoline or heating oil.

Freehold Land

Land that is wholly-owned by the Company.

FSC

The Forest Stewardship Council is an international non-profit organization that supports environmentally appropriate management of the world’s forests. It promotes an international labeling scheme for forest products, which provides a guarantee that the product comes from a well-managed forest, and meets internationally recognized criteria of forest stewardship.

Greenhouse Gases

A number of gases including carbon dioxide, methane and nitrous oxides, among others, that trap heat in the atmosphere.

Groundwood Paper

Paper with mechanical pulp as its major component, which differs from newsprint in brightness, surface characteristics and end uses. Groundwood paper is used in telephone directories and news magazines.

ha

Hectare. A measure of area equal to 2.471 acres.

I-Joist

An “I”-shaped engineered wood structural product designed for use in residential and light commercial floor and roof construction. The product is prefabricated using sawn lumber flanges and wood structural panel webs, bonded together with exterior grade adhesives.

Kraft Pulp

Wood pulp produced by an alkaline cooking process using sodium sulphate. The pulp is used to produce paper, paper-board and related products.

LWO

Lightweight opaque. Uncoated and film-coated offset freesheet printing paper with basis weights of less than 38 pounds. Examples include bible and dictionary papers.

m3

Cubic metre. A measure of volume equal to 35.3 cubic feet.

MACT

Maximum Achievable Control Technology. Regulations being introduced in the US to limit the discharge of hazardous air pollutants.

Market Pulp

Pulp sold on the open market between non-affiliated companies.

Glossary	Nexfor 2003	83

MDF

Medium density fibreboard. A panelboard produced by chemically bonding wood fibres and fibre bundles of uniform size under heat and pressure.

Msf

Measurement for panel products equal to 1,000 square feet.

NSR

Not sufficiently restocked. Harvested areas in which reforestation, whether by planting or natural regeneration, has not been successful, and that will require additional efforts.

OSB

Oriented strand board. An engineered wood panel product designed for home construction and industrial use.

OSHA Recordable Rate The US Occupational Safety and Health Administration index that tracks the number of recordable work-related health and safety incidents per 200,000 hours worked. Otherwise known as Total Incident Rate.

Panelboards

Plywood, oriented strand board, particleboard and medium density fibreboard.

Paperboard

A thick paper used to produce rigid boxes for a variety of packaging uses.

Particleboard

A product made by gluing under heat and pressure clean sawdust and planer shavings to produce a panel with surface consistency ideal for furniture and industrial applications.

Plywood

A glued wood panel made up of thin layers of solid wood veneers.

ROCE

Return on capital employed calculated as EBITDA divided by the sum of property, plant and equipment, operating working capital (accounts receivable plus inventory less accounts payable) and other assets.

SFI®

The Sustainable Forestry Initiative® program, managed by the American Forest and Paper Association, is a comprehensive system of principles, objectives and performance measures developed by foresters, conservationists and scientists, that combines the perpetual growing and harvesting of trees with the protection of wildlife, plants, soil and water quality.

Super-Calendered Release Papers (SC Release)

A highly glazed type of paper made especially to be easily removed from and having very little attraction to sticky surfaces (e.g., the silicon-treated sheets that hold self-adhesive labels like name tags, luggage labels and price-tag stickers).

Text and Cover Papers

Uncoated fine papers used for brochures, books, catalogues, direct mail, annual reports and stationery.

Tonne

Metric tonne, equal to 1,000 kilograms or 2,204 pounds (1,102 short tons equal 1,000 metric tonnes).

Toxicity

A measure of the required dose of a particular chemical or effluent to cause death or impairment to a test animal or plant. There are many toxicity tests in use for environmental regulation.

TRS

Total reduced sulphur. Odorous sulphur compounds produced in the kraft pulping process that may be emitted into the atmosphere.

TSP

Total suspended particulate. A measure of the solid particles (wood, process dust and smoke) found in air emissions.

TSS

Total suspended solids. Finely dispersed solid material in effluents; low concentrations are desirable.

Uncoated Freesheet

Also known as fine paper, made with bleached chemical pulp as its major raw material.

VOCs

Volatile organic compounds. A large family of carbon-containing compounds. When emitted into the atmosphere, some contribute to ozone layer depletion and some may be toxic in high concentrations. Most contribute, in varying degrees, to the formation of ground level ozone in highly populated areas.

Yield

A calculation of the efficiency of a production process expressed as a ratio of the product produced divided by the amount of incoming raw material. A yield of 50 percent indicates that one-half of the raw material does not become part of the final product.

84	Nexfor 2003	Glossary

Officers of the Company

K. Linn Macdonald
Chairman
Officer since 1991

Dominic Gammiero
President & Chief Executive Officer
Officer since 1993

Charles B. Gordon
Vice President,
Corporate Affairs
Officer since 1999

Robin Lampard
Vice President, Treasurer
Officer since 2002

Lyse T. Macaulay
Assistant Secretary
Officer since 1993

Bert Martin
Executive Vice President, Paper
Officer since 1998

Glen McMillan
Vice President, Controller & Corporate Secretary
Officer since 1999

Alan Potter
Vice President, Technology & Environment
Officer since 2000

J. Barrie Shineton
Executive Vice President,
Wood Products
Officer since 1999

Robert B. Strother
Vice President,
Human Resources
Officer since 1988

John C. Tremayne
Executive Vice President &
Chief Financial Officer
Officer since 2002

Officers of the Company	Nexfor 2003	85

Corporate Information

Nexfor Inc.

1 Toronto Street
Suite 500
Toronto, Ontario
M5C 2W4
(416) 643-8820 or
1-877-263-9367
Internet: www.nexfor.com
E-mail: info@nexfor.com
Stock symbol: NF

Media and Investor Relations
Charles B. Gordon
Vice President,
Corporate Affairs
(416) 643-8836
gordonc@nexfor.com

Environment
Alan Potter
Vice President, Technology
and Environment
(416) 643-8839
pottera@nexfor.com

Panels

Norbord Industries
(416) 365-0705
www.norbord.com

Sales:
Toronto, Ontario
(416) 365-0705
1-800-387-1740

Nexfor Ltd.
Cowie, Scotland
011-44-1786-812921
www.nexfor.net

Sales:
Inverness, Scotland
011-44-1463-792424

South Molton, England
011-44-1769-572991

Benelux
011-31-251-228-080

Paper and Pulp

Fraser Papers
Corporate Office:
Stamford, Connecticut
(203) 705-2800
1-877-237-2737
www.fraserpapers.com

Paper sales:
1-800-543-3297

Pulp sales:
(819) 985-5006

Shareholder Information

Transfer Agent & Registrar, and
Dividend Reinvestment Plan
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
(416) 643-5500 or 1-800-387-0825
inquiries@cibcmellon.com

To receive additional copies of this report,
please contact us at
1-877-263-9367, or (416) 643-8820
or info@nexfor.com

This report features Nexfor papers
produced at our Park Falls mill.
Cover: Synergy, Ivory

Text:	Pegasus, Museum White Torchglow Opaque, Colonial White Glacier 95 Opaque, Bright White Synergy, Citrus Green

86	Nexfor 2003	Corporate Information

ANNUAL INFORMATION FORM

NEXFOR INC.

March 5, 2004

NEXFOR INC. ANNUAL INFORMATION FORM   2

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

Fine Paper: uncoated freesheet paper

Freehold land: land that is wholly-owned by Nexfor

Groundwood paper: paper with mechanical pulp as its major component, which differs from newsprint in brightness, surface characteristics and end-uses

Hectare: 2.471 acres

Kraft or sulphate pulp: chemical pulp produced by an alkaline cooking process using sodium sulphate

Market pulp: pulp sold on the open market between non-affiliated companies

Mechanical pulp: pulp produced from roundwood or wood chips by mechanically breaking the bonds between wood fibres

MDF (medium density fibreboard): an engineered wood panel product designed for home construction and industrial use

m3: cubic metre or 35.315 cubic feet

Mfbm (MMfbm): thousand (million) feet board measure

Msf (MMsf) 3/8 inch basis: thousand (million) square feet, 3/8 inch thick, used to measure panelboard

OSB (oriented strand board): panelboard produced by chemically bonding strands of wood under heat and pressure

Panelboards: plywood, OSB, particleboard and MDF

Paperboard: a thick paper used to produce rigid boxes and a variety of packaging applications

Particleboard: panelboard produced by chemically bonding wood particles generated from virgin roundwood, sawmill residues or recycled sources under heat and pressure

Plywood: laminated veneers of solid wood

Release Paper: paper designed to be easily removed from sticky surfaces, such as the backing paper for labels

Roundwood: wood fibre in log form

Silviculture: the science of forest management

Sludge: waste material produced through the removal of unwanted solid material such as ink from waste paper in the deinking process

Sulphite Pulp: chemical pulp produced by an acid cooking process using magnesium or calcium bisulphite

Thermal Base Paper: paper coated with a heat-sensitive material that changes colour when heat is applied in a thermal printer

Tonne: metric ton-1,000 kilograms or 2,204 pounds

Uncoated freesheet paper: paper with bleached chemical pulp as its major component, also known as fine paper

Wood pulp: wood fibres produced from solid wood or wood chips for use in the production of paper, paperboard and other products

NEXFOR INC. ANNUAL INFORMATION FORM   3

CORPORATE STRUCTURE

     Nexfor Inc. is a corporation existing under the laws of Canada. Nexfor Inc. was continued by articles of amalgamation issued under the Canada Business Corporations Act on December 31, 1998. The registered and principal office of Nexfor Inc. is Suite 500, 1 Toronto Street, Toronto, Ontario, M5C 2W4.

     In this form, “Nexfor” means Nexfor Inc. and its consolidated subsidiaries and affiliates, and “Company” or “Corporation” means Nexfor Inc. as a separate corporation, unless the context implies otherwise.

     In 2002, Nexfor changed its reporting currency from Canadian to United States (US) currency. All dollar amounts in this Annual Information Form are in US dollars unless otherwise specified.

     Nexfor is an international forest products company with operating assets in North America and the United Kingdom. Nexfor manufactures and markets OSB, MDF, particleboard and other panel products, lumber, I-joists, printing and writing papers, technical specialty papers, packaging materials and market pulp. Nexfor owns and controls large timberland areas and has timber cutting rights in Eastern Canada and the US that provide a significant portion of the raw material for the manufacture of its products.

     At March 5, 2004 Brascan Corporation, a diversified Canadian based corporation, owned 43% of the outstanding Common Shares of the Company. Nexfor Common Shares are traded on the Toronto Stock Exchange, under the symbol NF.

Subsidiaries

     The principal operating subsidiaries of the Company are:

	Jurisdiction of
	Incorporation or	Percentage of Voting
Name	Organization	Securities Owned
Fraser Papers Inc. (Canada)	Canada	100%
Fraser Papers Inc.	Delaware	100%
Fraser N.H. LLC	Delaware	100%
Norbord Alabama Inc.	Alabama	100%
Norbord Industries Inc.	Ontario	100%
Norbord Industries, Inc.	New York	100%
Norbord Mississippi Inc.	Mississippi	100%
Norbord South Carolina Inc.	South Carolina	100%
Norbord Georgia Inc.	Georgia	100%
Norbord Texas LP (partnership)	Delaware	100%
Nexfor Limited	United Kingdom	100%
Northwood Panelboard Company (partnership)	Minnesota	50%

     There are no voting or non-voting securities issued by any of these companies that are not 100% owned by Nexfor, except for Northwood Panelboard Company (“Northwood Panelboard”).

     Northwood Panelboard operates an OSB mill in Minnesota. It is owned equally by the Company and MeadWestvaco Corporation (“MeadWestvaco”), and proportionally consolidated by the Company. On February 19, 2004, Nexfor agreed to acquire the remaining 50% of Northwood Panelboard from MeadWestvaco. The transaction is expected to close in March, 2004.

     Fraser Papers Inc., Fraser N.H. LLC and Fraser Papers Inc. (Canada), (collectively “Fraser”), manufacture specialty papers, text, cover, and commercial printing papers and hardwood kraft pulp at mills in Maine, New Hampshire, Wisconsin and Quebec and operate a paper distribution centre in Illinois. Fraser manages a pulp and paperboard operation in New Brunswick, which is integrated with the Maine paper mill. Fraser also operates sawmills and manages timberlands in Maine and New Brunswick.

     Norbord Industries Inc., Norbord Alabama Inc., Norbord Industries, Inc., Norbord Mississippi Inc., Norbord South Carolina Inc., Norbord Georgia Inc. and Norbord Texas LP, (collectively “Norbord”), manage

NEXFOR INC. ANNUAL INFORMATION FORM   4

Nexfor’s wholly-owned panelboard operations in North America, an I-joist mill in New Brunswick, and Northwood Panelboard. Norbord is responsible for the sales of lumber produced at Fraser-operated sawmills.

     Nexfor Limited (“Nexfor UK”) manages Nexfor’s panelboard operations in England and Scotland. These mills produce OSB, particleboard and MDF. In addition, Nexfor UK operates an integrated value-added manufacturing facility, which produces shelving and furniture components.

GENERAL DEVELOPMENT OF THE BUSINESS

     Nexfor has made substantial changes in its business over the past five years by increasing its investment in the building materials sector and decreasing its capital investment in pulp and commodity papers. This change reflects the Company’s strategy to grow its OSB and other panel production in North America and Europe, and to focus its paper operations on specialty markets.

     Nexfor’s objective is to achieve consistent, top-quartile performance in all its businesses. The Company has three business segments: Panels, Timber and Paper. Within each of these business segments, there are specific strategic objectives. In Panels, Nexfor continues to grow North American OSB activities through appropriate acquisitions that are accretive to earnings, expansion of existing facilities and construction of new mills. The 2002 acquisition of three OSB mills in the southern US is an important contributor to this growth. Nexfor grew its Panels segment outside of North America by increasing its ownership to 100% from 50% of Nexfor UK in 1999. Nexfor UK has maintained market leadership by building a new MDF line, expanding OSB capacity and rebuilding a particleboard line. In Timber, Nexfor manages its timberlands to provide high quality, low cost fibre to its Paper operations. In Paper, Nexfor’s focus is to continue increasing the percentage of specialty papers in the product mix while pursuing further margin improvements and cost reductions. The acquisition of an integrated specialty paper facility in New Hampshire in 2002, and aggressive product development and productivity improvement programs have contributed to the objective.

     Nexfor’s Margin Improvement Program has been a key initiative to maintain and improve Nexfor’s competitiveness. Initiated in 1997, the program challenges Nexfor employees to generate and implement initiatives to improve operating performance through: cost reduction, increases in production, and product mix and service improvements. In 2003, Nexfor achieved $36 million in margin improvements, measured against 2002 at constant prices.

Changes in the Business 2001-2003

     In October 2003, Nexfor sold two sawmills located in Quebec. These sawmills did not supply chips to Nexfor’s paper or pulp operations and had been identified as non-strategic. The mills were sold for $45 million, including working capital of $7 million.

     In April 2003, Nexfor announced a reorganization at its largest Paper facility in Edmundston, New Brunswick and Madawaska, Maine. The reorganization involves extensive retraining and a work force reduction of 331 people or 20%. The reorganization resulted in a charge of $26 million in 2003. Annual benefits of $21 million are anticipated.

     In July 3, 2002, Nexfor issued $250 million of debentures. These debentures have a term of ten years and a coupon of 7.25%. The proceeds were used to repay indebtedness, including the bridge loan entered into to acquire the three OSB mills (see below). Concurrent with the issuance of the debentures, the Company entered into interest rate swap agreements of $250 million which effectively convert the interest on the debentures to floating rates.

     In May 2002, Nexfor, through its subsidiary Fraser Papers Inc., acquired pulp, paper and related assets in New Hampshire. The assets were acquired for a nominal amount and included a paper mill, a pulp mill and a landfill site which had been shut since August 2001. The paper mill started up in June 2002. The pulp mill commenced operations in April 2003. The landfill site was sold to third parties in December 2002 for proceeds of $10 million.

     In April 2002, Nexfor acquired three OSB mills — two in Texas and one in Georgia — for $250 million. The acquisition of these mills extended Nexfor’s market coverage in the fast-growing, southern United States OSB market. To fund this acquisition, Nexfor utilized available cash and credit lines and entered into a $150 million bridge loan agreement with Canadian banks.

NEXFOR INC. ANNUAL INFORMATION FORM   5

     In March 2001, Nexfor issued $200 million of debentures. These debentures have a term of seven years and a coupon of 8 1/8%. The proceeds of the issuance were used for general corporate purposes including the repayment of indebtedness and the funding of capital expenditures. Concurrent with the issue of the debentures, the Company entered into interest rate swap agreements of $200 million which effectively convert the interest on the debentures to floating rates.

     In February 2001, Nexfor permanently closed a paper mill in West Carrollton, Ohio. The mill produced 88,000 tonnes of paper in 2000 and 15,000 tonnes in 2001. Certain of these grades are now produced at other Nexfor mills, displacing commodity grades.

     Also during 2001, Nexfor UK permanently ceased lamination operations at its South Shields, England location. Lamination equipment was relocated to Nexfor UK’s primary manufacturing facilities resulting in lower transportation and fixed costs.

Share Repurchases and Redemption

     In October 2003, Nexfor announced a Normal Course Issuer Bid to buy back up to 5% of the total shares outstanding (or up to 7.4 million shares). The bid expires on October 29, 2004. As of March 5, 2004, the Company has purchased no shares under the bid.

Outlook

     For details on Nexfor’s outlook, see Nexfor’s Management’s Discussion and Analysis which is included in the Company’s Annual Report for 2003 and is incorporated herein by reference.

Risks of the Business

     The principal risks to Nexfor’s businesses include those that would be generally expected of an internationally-diverse, capital-intensive manufacturing and distribution business. They include:

Adverse Industry Operating Conditions and Cyclical Nature of Business

     Nexfor’s financial performance is principally dependent on the selling prices of its products. The markets for most of Nexfor’s products are highly cyclical and are characterized by periods of supply and demand imbalance during which product prices have tended to fluctuate significantly. In addition, since many of Nexfor’s products are used for construction, seasonal and annual weather changes can affect demand and sales volumes. These imbalances, which may affect different segments of Nexfor’s business at different times, are influenced by numerous factors beyond Nexfor’s control and include: changes in global and regional capacity for a particular product or group of products; changes in the end-use of those products or the increased use of substitute products; and the overall level of economic activity in the regions in which Nexfor conducts business. Nexfor and its competitors have been negatively affected in the past by declines in product pricing and have periodically taken market-related production downtime.

Competition

     The forest products industry is a highly competitive business environment in which companies compete, to a large degree, on the basis of price. Nexfor’s principal market is in the United States where it competes with North American and, in some instances, foreign producers. Nexfor UK competes primarily with other European producers. Certain competitors may have lower-cost facilities than Nexfor. Nexfor’s ability to compete in these and other markets is dependent on a variety of factors such as manufacturing costs, continued free access to markets (see ''Softwood Lumber Dispute’’ below), customer service, product quality, and currency exchange rates.

Currency Exposures

     Nexfor reports its financial results in US dollars. A portion of the Company’s product prices and manufacturing costs are influenced by relative currency values (particularly the Canadian dollar, Pound Sterling and Euro). Significant fluctuations in relative currency values could negatively affect the cost competitiveness of

NEXFOR INC. ANNUAL INFORMATION FORM   6

its facilities, the value of its foreign investments, the results of its operations and its financial position. Nexfor’s policy is to hedge all significant balance sheet exposures as well as a portion of its net foreign currency denominated cash flows.

Timber Resources

     A significant portion of Nexfor’s timber requirements in Canada are met through timber supply and forest management agreements and sustainable forest licenses (“Crown Arrangements”) with Canadian provincial governmental authorities (“Governmental Authorities”). These Crown Arrangements, among other things, require the payment of stumpage fees for timber harvested and compliance with specified rehabilitation and silviculture management practices, cover periods ranging from 20 to 25 years and are renewed or extended every five years. These Crown Arrangements could be revoked or cancelled for non-performance. The Crown Arrangements also contain terms and conditions, which could, under limited circumstances, result in a reduction of annual allowable timber that may be harvested by Nexfor without any compensation. Canadian aboriginal groups have made claims in respect of land governed by Governmental Authorities, which could affect a portion of these Crown Arrangements. Any settlements in respect of these claims could increase the cost to harvest timber on such land and could lower the volume of timber available to Nexfor.

     In the United States, the United Kingdom and Canada, Nexfor purchases timber, chips and other wood residues as well as recycled materials on the open market in competition with other users of such wood resources.

Softwood Lumber Dispute

     As a result of the Softwood Lumber Agreement entered into between the governments of Canada and the United States effective April 1996, softwood lumber producers in Quebec, Ontario, British Columbia and Alberta were subject to a fee on any softwood lumber shipped to the United States in excess of 14.7 billion board feet per annum. This Agreement expired on March 31, 2001. On April 2, 2001, a coalition of United States lumber producers (the ''US Coalition’’) brought countervailing duty and antidumping proceedings against Canadian produced softwood lumber. Preliminary findings by the United States government resulted in the imposition of a preliminary Anti Dumping Duty (''ADD’’) of 12.58% against Canadian lumber exports to the United States, and a preliminary Countervailing Duty (''CVD’’) of 19.31% against manufacturers located in British Columbia, Alberta, Ontario and Quebec. On May 16, 2002, the United States government confirmed a final CVD of 18.8% and a final ADD of 8.4% for shipments to the United States after May 22, 2002. Duties accrued prior to May 22, 2002 would not be payable and were reversed to income in 2002. Nexfor’s New Brunswick sawmills are subject to the ADD only while the sawmills in Maine are not subject to any duties. On January 12, 2004, the CVD was reduced to 13.2%, however the full 18.8% must be remitted until the North American Free Trade Agreement (''NAFTA’’) approval process is complete.

     Attempts to negotiate a settlement to the current trade dispute are ongoing. To date, the outcome of these proposals and their impact on the duties is unknown. (See also Nexfor’s Management’s Discussion and Analysis included in the Company’s Annual Report for 2003 and incorporated by reference herein.)

     Canada is challenging various aspects of the rulings and duties with the World Trade Organization (“WTO”) and under NAFTA. On January 19, 2004, the WTO announced that the United States was justified in certain aspects of calculating the CVD. It is anticipated that Canada will drop the charges under these tribunals if a negotiated settlement is reached.

Environmental Matters

     Nexfor’s businesses are subject to a wide range of general and industry-specific environmental laws and regulations, particularly with respect to air emissions, wastewater discharges, solid waste management and site remediation. Nexfor believes all of its facilities are in substantial compliance with all regulations governing air emissions, wastewater discharges, waste management and landfill sites.

     Additional information on Nexfor’s business risks is included in the Management’s Discussion and Analysis, which is included in the Company’s Annual Report for 2003 and incorporated by reference herein.

Work Stoppages and Labour Disruptions

     A number of labour unions represent workers at our facilities. Nexfor endeavours to maintain positive relationships with all employees. Any labour disruption at any of our facilities could negatively affect our results.

NEXFOR INC. ANNUAL INFORMATION FORM   7

DESCRIPTION OF THE BUSINESS

Panels

     Principal Products

     The Panels segment comprises the manufacturing, sales, marketing and distribution of panelboards and related products used primarily in the construction of new buildings or the renovation and repair of existing structures. In addition, the Panels segment is responsible for sales and distribution of lumber produced by the Paper segment. Mill products are generally sold to major retail chains, contractor supply yards and wholesale distributors. Some mill products move directly to industrial customers for further processing or as components for other products. In 2003, Panels accounted for 55% of Nexfor’s net sales. In 2002, the comparable percentage was 48%.

     In 2003 and 2002, sales from Nexfor’s Panels segment were shipped to the following markets:

	2003	2002
United States	66%	59%
Europe	26%	34%
Canada	8%	7%

     Nexfor’s Panelboard production includes OSB, MDF, particleboard and hardwood plywood. OSB is used principally for roofing, flooring and wall sheathing in home construction. Sales are to wholesale distributors, major retail chains and contractor supply yards. OSB has displaced softwood plywood in many structural end-uses. OSB’s share of the structural panel market in North America is estimated to be 58%. In Europe, OSB’s share of the structural panels market is lower than in North America due mainly to different housing construction methods. However, OSB use is growing rapidly in Europe. In North America, OSB is a low-cost substitute for plywood. In Europe, OSB is often a high performance substitute for particleboard.

     Particleboard is used primarily in furniture and flooring applications. MDF applications include furniture, cabinets, moldings and interior wall paneling. Nexfor’s hardwood plywood is overlaid with veneers to improve its attractiveness and has similar end-uses to MDF.

     Principal Plants

     The locations of Nexfor’s panelboard mills, their approximate annual capacity at December 31, 2003, together with their annual production in each of the last two years, are as follows:

		Production
	Annual Capacity
MMsf 3/8” basis)	December 31, 2003	2003	2002
Bemidji, Minnesota(1)	220	218	211
Cordele, Georgia(2)	400	365	275
Guntown, Mississippi	430	354	352
Huguley, Alabama(3)	500	443	396
Inverness, Scotland	350	335	311
Jefferson, Texas(2)	400	348	253
Joanna, South Carolina(4)	500	374	338
La Sarre, Quebec	350	348	330
Nacogdoches, Texas(2)	330	301	217
Val-d’Or, Quebec	320	316	303

Total	3,800	3,402	2,986

PARTICLEBOARD (MMsf 3/8” basis)
Cowie, Scotland	325	320	280
South Molton, England	300	266	280

Total	625	586	560

NEXFOR INC. ANNUAL INFORMATION FORM   8

		Production
	Annual Capacity
MMsf 3/8” basis)	December 31, 2003	2003	2002
MDF (MMsf 3/8” basis)
Cowie, Scotland	410	414	369
Deposit, New York	160	158	155

Total	570	572	524

PLYWOOD (MMsf3/8” basis)
Cochrane, Ontario	80	76	79

I-JOIST (MM lineal feet)
Juniper, New Brunswick	60	41	31

(1)	Capacity and production figures represent 50% ownership.

(2)	Mill purchased on April 1, 2002.

(3)	Mill started up in 2001.

(4)	Mill started up in 2000.

     Three OSB mills — one in Georgia and two in Texas — were purchased from International Paper Company on April 1, 2002. Each of the three mills uses multi-opening press technology, similar to mills built prior to the late 1990s. The wood supply for these mills is purchased from private timberland owners. In 2003, Nexfor spent $12 million to modernize the woodroom and log yard at the Jefferson mill.

     The Joanna, South Carolina mill started in 2000 with a continuous press and a design capacity of 500 MMsf 3/8” basis. The mill experienced a slower than expected start-up, largely as a result of problems associated with the operation of the new press. The Huguley mill in Alabama, which has the same equipment and configuration as Joanna, experienced a much smoother start-up after its completion in the third quarter of 2001. Both of these mills source their wood from private timberland owners. The continuous press technology allows for improved operational efficiency, and the production of OSB with specialized performance characteristics and in non-standard sizes.

     The La Sarre mill in Quebec is capable of producing 9-foot-wide panels as well as the conventional 8-foot, and produces specialty panels including web stock and thin panels. The Val-d’Or, Quebec mill began commercial production of Stabledge OSB in 2001. This flooring product is produced using a proprietary technology to enhance OSB’s dimensional stability. The wood supply for the La Sarre and the Val-d’Or mills is obtained under 25-year forest agreements with the Quebec Government.

     The OSB mill at Guntown, Mississippi was completed in 1995. The mill has a capacity of 430 MMsf 3/8” basis. Wood for the Guntown mill is purchased from private woodland owners.

     The Bemidji mill in Minnesota was built in 1981. It has been continuously updated and is still considered one of the lower cost mills in the United States. Bemidji purchases its wood from private woodland owners.

     The Inverness, Scotland Mill completed a £5 million expansion project at the end of 2000 that increased capacity by 35% to 350 MMsf (3/8”).

     The Cowie, Scotland Mill is a large, integrated operation with two MDF lines, one particleboard line, and value-added laminating facilities for MDF. In the fourth quarter of 2001, a new particleboard line was started up, specializing in the production of flooring grades. The project cost was £18 million. Also in 2001, Cowie increased its use of recycled wood fibre with the construction of a recycling plant. A second particleboard line, which produced furniture grades, was closed permanently in 2000.

     The South Molton, England particleboard mill is integrated with laminating operations and a flat-pack furniture manufacturing facility.

     The Deposit, New York mill produces MDF from eastern hardwood fibre and is the only facility of its kind in the northeastern United States. A significant proportion of the fibre requirements of this mill consist of recycled materials.

NEXFOR INC. ANNUAL INFORMATION FORM   9

     The Cochrane, Ontario plywood mill produces hardwood overlay plywood. The mill has successfully upgraded its product line to include decorative overlay panels which has led to an improvement in operating margins.

     The Juniper, New Brunswick I-joist facility was purchased in 2000.

Timber

     Principal Products

     The Timber segment comprises the management of freehold timberlands in New Brunswick and Maine. In addition, Fraser manages a significant portion of the Crown Arrangements for the Government of New Brunswick.

     The Timber segment is responsible for providing roundwood to support Nexfor’s lumber and paper operations in New Brunswick and Maine. Substantially all of the softwood fibre harvested by the Timber segment is used by the Paper segment. Hardwood fibre is sold on the open market.

     In 2003 and 2002, sales of the Timber segment represented approximately 4% of Nexfor’s sales. Nexfor owns approximately 407,000 hectares of freehold Timber in Maine and New Brunswick. In 2003, the total harvest for these lands was 1.3 million cubic metres.

Paper

     Principal Products

     In 2003, the Paper segment accounted for 43% of Nexfor’s net sales as compared to 50% in 2002. The principal products in the segment are uncoated freesheet papers, uncoated groundwood papers, lightweight coated groundwood papers, bleached hardwood kraft pulp and lumber. Uncoated freesheet papers include a broad array of grades such as text and cover, commercial printing and lightweight opaque papers, as well as a number of technical specialties such as release papers, thermal base stock and grease-resistant packaging papers. Uncoated groundwood and coated groundwood papers are generally used in mass circulation publications such as magazines, catalogues, directories and advertising inserts in newspapers.

     Text and cover papers are high-value printing and writing papers used for high-quality graphic printing. They are offered in a variety of surface finishes and colours. Annual reports and high-end promotional materials are typical end-uses, where printability, distinctiveness and texture are key design elements.

     Commercial printing papers are a generic category of uncoated freesheet papers where longer production runs and less stringent design criteria allow a lower-cost alternative to text and cover grades. For both grades, the distribution channel is typically through a stocking paper merchant. Brand marketing, sales service and delivery logistics are key sources of competitive advantage for these grades where order sizes are small and customers are widely dispersed.

     Lightweight opaque printing papers are used for financial printing, reference and religious books and other high-quality printing jobs that require thin, lightweight papers. Heavier weight opaque papers are used for trade books.

     Technical specialty papers are sold to converters and are most often custom-made to meet customer specifications. There is typically a limited number of potential buyers and the process of developing and qualifying a grade for a particular customer is a challenging and time-consuming process. Once developed, however, customers tend to value supply continuity and technical support which makes them reluctant to switch to other suppliers solely on the basis of lower pricing. Examples include pet food bags and point-of-sale register tapes.

     Groundwood paper demand is very sensitive to total advertising expenditures and the print media’s share thereof. Advertising varies with the general economy, and particularly with retail sales.

     The United States is the largest market for Nexfor’s papers, accounting for about 93% of paper sales in 2003. Canada is the second largest consuming country. Nexfor sells its paper to printers, converters, and distributors including merchants and brokers. It has sales offices in all major markets in the United States. In recent years, imports of paper products to North America have increased. Groundwood papers and certain

NEXFOR INC. ANNUAL INFORMATION FORM   10

grades of uncoated printing papers are generally sold to publishers, printers or merchants. Most text and cover and some higher-valued commercial printing grades are shipped to the West Chicago distribution centre where they are converted from rolls into sheets and sold to paper merchants across North America. Specialty grades, such as thermal, release papers and packaging grades, are sold directly to converters.

     Market pulp is purchased by paper producers who lack sufficient internal supply or require pulp of different qualities to supplement their own production. Market pulps are generally classified according to their fibre type, the process used to produce them, and the degree to which they are bleached. Nexfor’s kraft pulp mills in Thurso, Quebec and Berlin, New Hampshire produce bleached pulp from northern hardwoods using the sulphate or kraft process. The hardwood pulp produced by these mills is sold primarily in Canada and the United States. Recently larger volumes have been shipped to offshore markets as new paper capacity is being built in Europe and Asia.

     Market pulp is sold world-wide by suppliers in Canada, the United States, Scandinavia, Brazil and other countries. Competition between suppliers is based on the technical qualities of the pulp, price and service. Market demand is a function of paper production in the principal markets of Western Europe, the United States, Japan and China.

     Nexfor is a producer of softwood dimension lumber used in construction. The market for dimension lumber is characterized by intense competition between producers in all major supply regions. Competition is based on price, lumber quality and service. Nexfor competes against other North American producers and, to a lesser extent, foreign producers. Demand is cyclical and prices fluctuate widely. For lumber producers, chips are an important by-product, purchased by paper and pulp mills. Nexfor consumes most of the chips generated at its New Brunswick and Maine sawmills. In 2003, 97% of lumber sales were to the United States with the balance sold in Canada.

     The Paper segment also includes a small volume of paperboard that is used in the manufacture of boxes and packaging material and a small volume of towel used in industrial applications.

     Principal Plants

     Paper and Pulp

     The locations of Nexfor’s mills producing paper and pulp, their approximate annual capacity at December 31, 2003, together with their annual production in each of the last two years, are as follows:

		Production
	Annual Capacity
	December 31, 2003	2003	2002
(000 tonnes)
UNCOATED FREESHEET
Gorham, New Hampshire(1)	145	106	41
Madawaska, Maine	250	236	229
Park Falls, Wisconsin	120	108	110

Total	515	450	380

GROUNDWOOD PAPERS
Madawaska, Maine	175	175	178
PAPERBOARD
Edmundston, New Brunswick	55	52	51
TOWEL
Gorham, New Hampshire(1)	35	29	18
PULP
Berlin, New Hampshire(1)(2)	110	85	—
Thurso, Quebec	245	243	237

Total	355	328	237

(1)	Mill acquired in May 2002.

(2)	Mill commenced operation in April, 2003. Annual capacity represents market pulp only.

NEXFOR INC. ANNUAL INFORMATION FORM   11

     Nexfor operates an integrated paper and pulp complex which straddles the border between Edmundston, New Brunswick and Madawaska, Maine. The Edmundston mill produces bleached sulphite pulp and groundwood pulp which are used at Madawaska. The Madawaska mill is a flexible production facility capable of producing a wide variety of specialty and printing and writing papers on eight paper machines. The largest machine produces uncoated groundwood papers. Two machines produce base stock for coating and super-calendering which are used predominantly in the manufacture of lightweight coated groundwood and super-calendered release papers. The other five machines are specially equipped to produce lightweight opaque papers and a variety of technical specialties. Most of the pulp and a significant portion of the steam energy required to manufacture these papers are supplied by pipeline from the Edmundston mill. The Edmundston mill also has one paperboard machine with a capacity to produce 50,000 tonnes annually of folding paperboard.

     By focusing on specialty grades that take advantage of the specific fibre qualities of sulphite pulp and Fraser’s papermaking expertise, the Edmundston-Madawaska complex is competitively positioned in uncoated freesheet grades. The mill has less of an advantage in the groundwood sector where many of its competitors operate larger and lower cost machines. Fraser offsets some of this disadvantage by focusing on very lightweight grades, which generate higher margins because they are technically challenging to make.

     Approximately 65% of the chips required by the Edmundston mill are supplied from Fraser’s sawmills or under chip-for-log trades with other sawmillers. The other 35% is purchased from independent sawmillers.

     In 2002, the Madawaska, Maine mill completed installation of a secondary treatment system in order to meet environmental regulations in the United States. The system achieved full operational compliance prior to the April 2003 deadline.

     The Park Falls, Wisconsin mill operates three paper machines, a hardwood sulphite pulp mill and a deinking plant. The mill in Park Falls is smaller and older than mills that dominate the commodity segments of the uncoated freesheet paper sector. In grades such as text and cover, bright coloured and high brightness papers and commercial printing papers, this is not a major disadvantage since production runs tend to be small.

     In May 2002, Nexfor acquired a pulp mill in Berlin, New Hampshire and a paper mill in Gorham, New Hampshire. These mills had been idle since August 2001. The mills are integrated, however, the pulp mill has the ability to dry pulp for sale in the open market or for transportation to other Nexfor facilities. The paper mill has four paper machines that produce uncoated freesheet papers and one machine producing industrial towel products. The uncoated freesheet paper grades are complementary to Nexfor’s current products. These include lightweight opaque papers, tradebook papers, technical specialties and commercial printing grades.

     All five paper machines at Gorham, New Hampshire were started in 2002. The pulp mill at Berlin, New Hampshire started up in April 2003. The acquisition of these facilities provides Nexfor with a high degree of pulp self-sufficiency and production flexibility.

     The bleached hardwood kraft pulp mill at Thurso, Quebec produces pulp for sale to affiliates and on the open market. The mill is well located to serve its major markets in the United States and Canada. Approximately 53% of the mill production in 2003 was specialty pulp for use in the manufacture of high-quality specialty products such as photographic paper and decorative laminated papers.

     The West Carrollton, Ohio paper mill had four machines which produced text, cover and other high-quality uncoated freesheet papers from deinked pulp manufactured at the site and from purchased pulp. The mill was closed permanently in March 2001.

NEXFOR INC. ANNUAL INFORMATION FORM   12

     Lumber

     The locations of mills producing lumber, their approximate annual capacity at December 31, 2003, together with their annual production in each of the last two years, are as follows:

		Production
	Annual Capacity
	December 31, 2003	2003	2002
LUMBER (MMfbm)
Ashland, Maine	60	63	74
Juniper, New Brunswick	160	116	133
La Sarre, Quebec(1)	—	103	112
Masardis, Maine	120	119	122
Plaster Rock, New Brunswick	120	117	119
Senneterre, Quebec(1)	—	119	136

Total	460	637	696

(1)	Sawmills were sold in October 2003.

     The Plaster Rock sawmill in New Brunswick produces dimension lumber and specialty board products and supplies about 25% of the wood chips used by the Edmundston pulp mill in New Brunswick. More than 75% of the timber for the sawmill is harvested from land in the province owned or licensed by Nexfor.

     The Juniper sawmill in New Brunswick produces dimension lumber using timber from its Crown lands supplemented by open market purchases. Chips from the New Brunswick sawmills represent about 40% of the chips used by the Edmundston pulp mill.

     The sawmills in Maine produce kiln-dried and green lumber. Approximately 50% of the chips are sold to the Edmundston pulp mill with the remainder sold to third parties. The mills obtain a portion of their log requirements from Fraser’s timberlands in Maine with the remainder purchased on the open market. The Maine sawmills are efficient operations, but their reliance on open market wood purchases makes them vulnerable to limitations in supply and to higher raw material prices during strong market conditions.

Forest Resources

     Crown Arrangements provide the forest base for much of Nexfor’s Canadian operations. In addition, Nexfor owns timberlands in New Brunswick and Maine. All forest operations on Crown land are accountable for their activities on these lands under the Crown Arrangements. Cutting rights on Crown lands in Canada are generally granted by licences from the province owning the resource. These provincial licences generally include provisions for ground rents, stumpage charges and reforestation. The provinces have various legislative programs governing utilization of their forest resources. These programs change from time to time, resulting in changes in land tenure and cutting rights. The major tenure agreements with the provinces are for terms of 20 to 25 years, with renewal provisions. Provincial regulations specify the harvesting and reforestation obligations and set the stumpage price. Restrictions on harvesting have increased over the past several years. Stumpage charges have also risen sharply over the past five years in Quebec. Nexfor owns, has cutting rights, or holds licences on forest lands equivalent in area to two million hectares. The largest areas of controlled forests are in the provinces of Quebec, New Brunswick, and Ontario, and in the state of Maine.

     Nexfor’s 2003 wood harvest was 3.6 million cubic meters (excluding discontinued operations). In addition to this, Nexfor’s operations purchase wood fibre in the form of logs, wood chips and wood residues from outside sources.

     Nexfor participates in the American Forest and Paper Association’s Sustainable Forestry Initiative (SFI®) program. To obtain certification, mills must demonstrate a commitment to forest conservation including sound management planning and the protection of wildlife habitats and water quality. During 2002, sawmills in New Brunswick and Maine became the world’s first lumber manufacturers to be certified under the SFI program. During 2003, eight additional North American OSB operations received SFI forest certification.

NEXFOR INC. ANNUAL INFORMATION FORM   13

This accomplishment means that Nexfor now has 22 third party certified manufacturing and woodland operations.

     In the United Kingdom, all sites maintained their Forest Stewardship Council chain of custody certification, which assures their products are made from sustainably managed resources.

Research and Development

     Nexfor carries out research and applied technology programs to improve production techniques and product quality, develop new products, and minimize the environmental impact of its operations. The Company operates a central laboratory facility in St. Laurent, Quebec. In addition, the Company participates in and performs contract work at a number of industry wide organizations including Forintek, the Forest Engineering Institute of Canada, and the Pulp and Paper Research Institute of Canada. The identified expenditures on research and development during 2003 were $8 million.

Environment, Health and Safety

     Nexfor’s Environment Policy and Health and Safety Policy are attached as Appendices A and B respectively to this document.

     Nexfor measures its performance against environmental targets in five areas: environmental, health and safety management systems, impact minimization, stakeholder needs, risk management and compliance. Progress was made in all these areas during 2003. Nexfor continues its program of auditing its operations on a regular schedule to ensure continuing high standards of environment, health and safety performance. The Company had an OSHA rate of 3.26 in 2003, the ninth consecutive year of improvement.

     The closure of the West Carrollton mill in March 2001 led to the identification of a number of environmental issues that require remediation. These issues predate the purchase of the mill and agreements are now in place with the former owners for their resolution. All liability relating to environmental remediation is the responsibility of the previous owner.

     A notice of violation at the Joanna, South Carolina OSB mill received from the State was resolved in 2003 and included a small fine. The violations were a result of process and emission control equipment not meeting design emission rates. All outstanding issues will be resolved in 2004.

     The Deposit, New York MDF mill was fined $400,000 in 2003 for alleged inconsistencies in the reporting of air emissions resulting from increased production and incorrect permitting of plant capacity changes. This mill is now in the process of determining the viability of various technological options available to meet the state requirements and impending Maximum Achievable Control Technology (MACT) regulations.

     MACT regulations relating to the control of hazardous air pollutants will be introduced in the United States in the first half of 2004. After the ruling, mills will have three years to comply. Early assessments are being done on a mill-by-mill basis to evaluate the impact on Nexfor. To comply with the more stringent regulations it is anticipated that system modifications and additional emissions control technology will be required at nine of Nexfor’s operations in the United States. In some circumstances, the expenditures to make necessary modifications may be significant.

     In 2002, the governments of Canada and the United Kingdom ratified the Kyoto Accord. The United States government chose not to ratify the Accord, but rather to determine its own greenhouse gas reduction targets. Based on available information, we do not anticipate any material capital investments will be necessary to comply with the targets applicable to Nexfor mills.

Human Resources

     Nexfor employs approximately 6,500 people at manufacturing facilities in the United States, Canada and the United Kingdom. Approximately 65% of these employees are represented by labour unions.

     Nexfor’s success comes from the pursuit of excellence in all areas of our business. Excellence can be achieved only with a strategic focus on our human resources, and a commitment to work together to achieve commonly held goals.

NEXFOR INC. ANNUAL INFORMATION FORM   14

     We believe:

•	Everyone must be treated with fairness and respect.

•	All employees contribute to our business.

•	Personal development is a shared responsibility, leading to career fulfillment and superior results.

•	Talented and dedicated people are essential to our growth and success.

•	Recruitment and advancement are based on ability and personal performance.

•	Continuous learning and performance improvement creates a rewarding and challenging work environment.

•	Communications must be continual, consistent and open.

•	Teamwork, innovation and creativity are critical to our success.

•	Every employee has a ‘customer’ that deserves excellent service.

     The Communication, Energy and Paperworkers Union (“CEP”) represents most workers at Nexfor’s Edmundston and Thurso mills, while the Paper, Allied-Industrial, Chemical and Energy Workers International (“P.A.C.E.”) represents workers at Nexfor’s Madawaska, Berlin, Gorham, and Park Falls Mills. A number of other unions, including the CEP and the International Woodworkers’ Association (“IWA”), represent workers at other Nexfor operations.

     In May 2001, the IWA was certified to represent employees at the I-joist mill in Juniper, New Brunswick. After an eleven-month strike, the employees voted to decertify the union in September 2002.

     A five-year agreement with the IWA, which represents employees at the Cochrane plywood mill in Ontario, was settled in November 2002.

     In December 2003, the employees of the Madawaska paper mill in Maine ratified a six-year agreement, which will expire in 2009.

     Collective agreements at each of the three U.K. operations were negotiated in 2001 for one-year terms. In 2002, the agreement at Cowie was renewed for three years. The agreements at Inverness and South Molton were renewed in 2002 for two-year terms.

     Five collective agreements covering approximately 1,500 employees are scheduled for renewal in 2004 at mills in Quebec, New Brunswick and Wisconsin.

NEXFOR INC. ANNUAL INFORMATION FORM   15

SELECTED CONSOLIDATED FINANCIAL INFORMATION

	As At and For the Fiscal Year
	Ended December 31,
	2003	2002	2001
	($ millions, except per
	share data)(1)
SELECTED ANNUAL FINANCIAL DATA
Consolidated Statement of Earnings Data:
Net sales	$1,939	$1,426	$1,268

Earnings from continuing operations before interest, taxes, depreciation and restructuring charge:
Panels	375	94	50
Paper	(26)	32	45
Timber	10	10	10

	359	136	105
Restructuring charge	(26)	—	—
Interest and other income	5	6	6
Interest expense	(37)	(37)	(33)
Depreciation	(124)	(118)	(92)
Income tax (expense) recovery	(61)	20	20

Earnings from continuing operations	$116	$7	$6
Gain on sale of discontinued operations	12	—	—
Earnings from discontinued operations	(2)	6	6

Earnings	126	13	12

Per Share Data:
Earnings per Common Share—Basic	$0.85	$0.08	$0.07
—Diluted	$0.85	$0.08	$0.07
Dividends —per Common Share	$0.29	$0.26	$0.26
—per Class A Preferred Share Series 1	$0.83	$0.67	$0.96
Consolidated Balance Sheet Data:
Total assets	$2,042	$1,969	$1,795
Total debt and other liabilities	1,146	1,171	983
Total shareholders’ equity	896	798	812
Segmented Data:
Net sales
Panels	$1,064	$679	$496
Paper	839	717	742
Timber	72	65	60
Intersegment	(36)	(35)	(30)

Consolidated total	$1,939	$1,426	$1,268

(1)	See Nexfor Consolidated Financial Statements printed in Nexfor’s 2003 Annual Report on pages 40-55.

     During 2002, Nexfor adopted the US dollar as its reporting currency. The change in reporting currency was effected using the translation of convenience method whereby all historical financial balances and transactions are translated into US dollars using the exchange rate in effect on the date of changing the reporting currency. The exchange rate used was CAD$1.00 = US$0.638.

NEXFOR INC. ANNUAL INFORMATION FORM  16

MANAGEMENT’S DISCUSSION AND ANALYSIS

     Management’s Discussion and Analysis is printed in Nexfor’s 2003 Annual Report on pages 16 to 38 and is incorporated herein by reference.

CAPITAL RESOURCES

     Nexfor manages its capital resources to ensure financial flexibility while maintaining investment grade credit ratings. Nexfor targets its net debt to total capitalization ratio of between 25%-40% over a business cycle. Nexfor will exceed this range if an attractive acquisition opportunity presents itself and if there is a plan to bring the ratio back inside the range.

     The components of Nexfor’s capital structure for each of the last three years are as follows:

	2003	2002	2001
	($ millions)
Long-term debt	$660	$812	$690
Bank advances	—	1	—
Less: Cash and short-term note	(177)	(67)	(116)
Short-term investment	(60)	—	(49)
Convertible debenture	—	(49)	—

Net debt	423	697	525
Future income taxes and other liabilities	159	74	72
Shareholder’s equity	896	798	812

Total capital	$1,478	$1,569	$1,409

Net debt to total capitalization	29%	44%	37%

     The Company’s credit ratings are summarized in the table below. All rating agencies rate Nexfor’s outlook as stable.

Moody’s
	Dominion Bond		Investors
	Rating Service	Standard & Poor’s	Service
Debentures	BBB	BBB	Baa2
Preferred shares	Pfd-3	P-3(High)/BB+

     Ratings are intended to provide investors with an independent measure of credit quality of any issue of securities. The ratings accorded to debt securities or preferred shares by the rating agencies are not recommendations to purchase, hold or sell the securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor. No assurance can be given that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant, and if any such rating is so revised or withdrawn, Nexfor is under no obligation to update this annual information form.

     Credit ratings are on a long-term debt rating scale that ranges from AAA to C (in the case of Moody’s) and AAA to D (in the case of S&P and DBRS, which represents the range from highest to lowest quality of such securities ratings.

     According to the Moody’s rating system, debt securities rated Baa are subject to moderate credit risk. They are considered medium grade obligations and as such may possess certain speculative characteristics. Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from AA through CCC in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

NEXFOR INC. ANNUAL INFORMATION FORM   17

     According to the S&P rating system, debt securities rated BBB exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments on the securities. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories.

     According to the DBRS rating system, debt securities rated BBB are of adequate credit quality. Protection of interest and principal is considered adequate, but the entity is more susceptible to adverse changes in financial and economic conditions, or there may be other adversities present which reduce the strength of the entity and its rated securities. The assignment of a “(high)” or “(low)” modifier within each rating category indicates relative standing within such category.

     A “P-3” rating by S&P is the second of the three sub-categories within the third highest rating of the eight standard categories of ratings utilized by S&P for preferred shares. The DBRS rating of “Pfd-3” is the second of the three sub-categories within the third highest rating of the six standard categories of ratings utilized by DBRS for preferred shares.

     Additional information on Nexfor’s capital resources is included in the Management’s Discussion and Analysis, which is included in Nexfor’s Annual Report for 2003 and incorporated by reference herein.

MARKET FOR EQUITY SECURITIES

     The Company’s Common Shares and Class A Preferred Shares Series 1 are listed for trading on the Toronto Stock Exchange. The symbol for the Common Shares is NF and for the Preferred Shares is NF.PR.A.

     In 2003, the Company’s Common Shares traded in a range of between CAD$7.01 and CAD$11.24 per share, ending the year at CAD$10.85. Average daily volume traded during the year was 213,000 shares.

DIVIDENDS

     The Company has paid a quarterly cash dividend of CAD$0.10 per Common Share since the fourth quarter of 1990. Shareholders can elect to receive their dividends in Canadian dollars or the US dollar equivalent. The Class A Preferred Shares Series 1 currently pay quarterly dividends at a rate of 100% of the Canadian prime rate times the issue price of CAD$25. This rate is subject to adjustment based on the trading price of the shares.

     Total cash dividends declared and paid on the Class A Preferred Shares Series 1 were CAD$3 million in 2003, CAD$3 million in 2002 and CAD$4 million in 2001.

     While dividends on Common Shares are declared solely at the discretion of the Board of Directors, it is management’s objective to operate the business in a manner which would allow the Board to declare a steady dividend over the business cycle.

     The Company has a dividend reinvestment plan whereby shareholders can elect to receive their dividend in Common Shares. The table below summarizes the total dividends on Common Shares declared by the Board of Directors, the amounts paid out in cash and the amounts distributed as shares.

	2003	2002	2001
	CAD$ millions
Cash distribution	$29	$20	$32
Share distribution	14	16	4

Total dividends on Common Shares	$43	$36	$36

TRANSFER AGENT AND REGISTRAR

     The transfer agent, registrar and administrator of the dividend reinvestment plan is:

CIBC Mellon Trust Company P.O. Box 7010 Adelaide Street Postal Station Toronto, Ontario, M5C 2W4 Phone: 1-800-387-0825

NEXFOR INC. ANNUAL INFORMATION FORM   18

DIRECTORS AND OFFICERS

Directors

     The Directors of the Company are set out below. They hold office until the next annual meeting of shareholders or until their successors are elected or approved. Nexfor’s Board does not have an executive committee. Members of the Board’s committees are noted.

		Director
Name and Municipality of Residence	Principal occupation	since
J.W. BUD BIRD, O.C.(1)(5)	President of Bird Holdings Ltd. (family holding company).	1998
Fredericton, New Brunswick

JACK L. COCKWELL(2) Toronto, Ontario	Group Chairman, Brascan Corporation (real estate, financial services and power generation) since February 2002; President and Chief Executive Officer of Brascan prior thereto.	1987

DIAN COHEN, C.M.(3)(4)(5) Toronto, Ontario	President of DC Productions Limited (economic communications and management consulting).	1987

PIERRE DUPUIS(1)(2) Brossard, Quebec	Chief Operating Officer of Dorel Industries Inc. (consumer products) since 1999; President and Chief Operating Officer of G.T.C. Transcontinental Group, Ltd. (communications) prior thereto.	1995

J. BRUCE FLATT(3) Toronto, Ontario	President and Chief Executive Officer of Brascan Corporation since February 2002; President and Chief Executive Officer of Brookfield Properties Inc. (real estate) prior thereto.	2002

GORDON E. FORWARD(1)(2)(3) San Diego, California	Chairman Emeritus, United States Business Council for Sustainable Development since 2002; Vice-Chairman, Texas Industries Inc. (building products) prior thereto.	1995

DOMINIC GAMMIERO Mississauga, Ontario	President and Chief Executive Officer of the Corporation since 1999; Chief Operating Officer 1998-1999; President of Norbord Industries Inc. prior thereto.	1998

ROBERT J. HARDING, FCA(2)(4)	Chairman of Brascan Corporation.	1998
Toronto, Ontario

ALDÉA LANDRY, Q.C.(3)(5)	President, LANDAL Inc.	2003
Moncton, New Brunswick

K. LINN MACDONALD Toronto, Ontario	Chairman of the Board since 1999; President and Chief Executive Officer of the Corporation prior thereto.	1991

MARGOT NORTHEY(2)(3)(4) North Saanich, British Columbia	Company Director since 2002; Dean, Queen’s University School of Business prior thereto.	2000

TIMOTHY R. PRICE(3)(5) Toronto, Ontario	Chairman of Brascan Financial Corporation (financial services).	1991

DON S. WELLS(1)(4) Beaconsfield, Quebec	Company Director and Consultant.	2003

(1)	Member of Audit Committee.

(2)	Member of Human Resources Committee.

(3)	Member of Environment, Health and Safety Committee.

(4)	Member of Corporate Governance Committee.

(5)	Member of Pension Committee.

NEXFOR INC. ANNUAL INFORMATION FORM  19

     Brascan Corporation owns approximately 43% of the outstanding Common Shares of the Corporation and is a “significant shareholder” within the meaning of the Toronto Stock Exchange Corporate Governance Guidelines. The Board considers that seven of the unrelated Directors (64%) do not have any interest in, or relationship with, the significant shareholder or any of its affiliates and thus the Board considers that its membership fairly reflects the investment of the minority shareholders in the Corporation.

Officers

Name and Municipality of Residence	Office with Company	Previous occupation
K. LINN MACDONALD	Chairman	President and Chief Executive Officer of
Toronto, Ontario		the Corporation until 1999.

DOMINIC GAMMIERO	President and Chief Executive	Chief Operating Officer of the
Mississauga, Ontario	Officer	Corporation until 1999.

BERT MARTIN	Executive Vice President,	President of Fraser Papers Inc. since
Stamford, Connecticut	Paper	1998.

J. BARRIE SHINETON	Executive Vice President,	President, Norbord Industries Inc. since
Toronto, Ontario	Wood Products	2003, Managing Director of Nexfor Limited from 1999-2003; Senior Vice President, Wood Products of International Forest Products Ltd. (lumber and wood products) prior thereto.

JOHN C. TREMAYNE	Executive Vice President and	Treasurer, Brascan Corporation until
Toronto, Ontario	Chief Financial Officer	2002.

CHARLES B. GORDON	Vice President, Corporate	Director, Corporate Communications of
Toronto, Ontario	Affairs	Norbord Industries Inc. until 1999.

ROBIN LAMPARD Toronto, Ontario	Vice President, Treasurer	Assistant Treasurer of the Corporation until 2002.

LYSE T. MACAULAY	Assistant Secretary
Toronto, Ontario

GLEN MCMILLAN Toronto, Ontario	Vice President, Controller and Corporate Secretary	Assistant Controller of the Corporation until 1999.

ALAN POTTER Toronto, Ontario	Vice President, Technology and Environment	Manager, Composites and Treated Wood Products of Forintek Canada Corp. (research consortium) until 1999.

ROBERT B. STROTHER Oakville, Ontario	Vice President, Human Resources

     As of March 5, 2004, the Directors and senior officers of the Company as a group own, directly or indirectly, or exercise control or direction over 4,330,139 Common Shares of the Company and over none of the voting securities of any of the Company’s subsidiaries.

NEXFOR INC. ANNUAL INFORMATION FORM   20

AUDIT COMMITTEE

     The Audit Committee assists the Board of Directors in carrying out its responsibilities with respect to corporate accounting and reporting, reviewing risk management practices and overseeing internal controls. The full terms of reference of the Audit Committee are included in this Form as Appendix C.

     The Audit Committee includes the following directors, each of whom are independent of management and are financially literate:

J.W. Bud Bird (Chair)	Gordon E. Forward
Pierre Dupuis	Don Wells

     Mr. Wells is a financial expert according to definitions set out by the Securities Exchange Commission under the “Sarbanes-Oxley Act of 2002”.

     As part of its mandate, the Audit Committee assesses the independence of the Company auditors Ernst & Young, LLP (“E&Y”). From time to time, E&Y also provides other non-audit services to Nexfor. It is the Corporation’s policy not to engage its auditors to provide services that may impair the objectivity of the auditors or that are specifically forbidden by law or regulation. The Corporation has implemented procedures to ensure that any engagement of the auditors for non-audit services receives prior clearance by the Audit Committee. In approving any such engagement, the Audit Committee will consider whether the provision of such non-audit services is compatible with maintaining E&Y’s independence.

     For the year 2003, Nexfor paid a total of $1,305,000 to E&Y for all services. In 2002, the equivalent total was $1,255,000. The following provides details on these billings.

     Audit Services

     Nexfor paid $635,000 to E&Y (2002 — $509,000) for the annual financial statement audit of the Corporation and certain of its subsidiaries. The 2003 fees include the review of the Corporation’s unaudited interim financial statements.

     Audit-Related Services

     Nexfor paid $237,000 to E&Y (2002 — $308,000) for audit-related services. Audit-related services included audits of the Corporation’s pension plans, special purpose non-statutory audits of divisions of the Company, comfort letters associated with regulatory filings and internal control reviews.

     Taxation Services

     Nexfor paid $369,000 to E&Y (2002 — $317,000) for taxation services. Taxation services include preparation and review of tax returns for various subsidiaries of the Company, and other tax advisory services.

     Other Non-Audit Services

     Nexfor paid $64,000 to E&Y (2002 — $121,000) for other non-audit services. Non-audit services include translation services, compensation consulting and other business advisory services.

FORWARD LOOKING INFORMATION

     Some of the statements included or incorporated by reference in this annual information form constitute “forward-looking statements” within the meaning of securities legislation. All statements contained in this annual information form that are not clearly historical in nature are forward-looking, and the words “anticipate”, “believe”, “expect”, “estimate”, “may”, “would”, “could”, “will”, “intend”, “plan” and similar expressions are generally intended to identify forward-looking statements. These statements may represent internal projections, expectations or beliefs concerning, among other things, Nexfor’s future operating results or future economic performance.

NEXFOR INC. ANNUAL INFORMATION FORM  21

     The projections, estimates and beliefs contained in these forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by these forward-looking statements. These risks and uncertainties include, among other things; changes in general economic conditions; Nexfor’s ability to develop and implement business strategies in a timely and profitable manner; changes in the supply of and demand for Nexfor’s products; the highly cyclical nature of the market for most of Nexfor’s products; fluctuations in foreign currency exchange rates, interest rates and product prices; the need for and amount, nature and impact of future capital expenditures, including capital expenditures occasioned by compliance with environmental and other laws; the adoption of new, or changes to existing, laws or regulations applicable to Nexfor’s businesses; fluctuations in the availability or cost of raw materials or energy; risks inherent in our procurement of raw materials, including changes in the availability or cost of timber and wood fibre and changes in timber supply and forest management agreements with Canadian governmental authorities; risks inherent in operating complex production facilities; competitive actions by other companies; Nexfor’s ability to maintain good relations with its employees; uninsurable risks inherent in the forest products business; Nexfor’s vulnerability to natural disasters; Nexfor’s exposure to potential product liability claims; and those other risks and uncertainties described under “Risk Factors” in this annual information form or described from time to time in our reports and filings with securities authorities. Accordingly, events or circumstances could cause actual results to differ materially from those estimated or projected.

ADDITIONAL INFORMATION

     The Company will provide to anyone, upon request to the Secretary or Assistant Secretary of the Company at its registered office, Suite 500, 1 Toronto Street, Toronto, Ontario M5C 2W4:

(a)	at any time when a preliminary short form prospectus has been filed in respect of a distribution of any securities of the Company or any securities of the Company are in the course of a distribution pursuant to a short form prospectus,

(i)	one copy of this Annual Information Form and the pertinent pages of any document incorporated by reference;

(ii)	one copy of the Annual Report, which includes Management’s Discussion and Analysis and the Consolidated Financial Statements for the year ended December 31, 2003 with the Auditors’ Report thereon;

(iii)	one copy of any unaudited interim reports to shareholders issued subsequent to such Consolidated Financial Statements;

(iv)	one copy of the Management Proxy Circular dated March 5, 2004; and

(v)	one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus; or

(b)	at any other time, one copy of any document referred to in (i), (ii), (iii) and (iv) above, provided the Company may require payment of a reasonable charge if the request is made by someone who is not a security holder of the Company.

     The Management Proxy Circular dated March 5, 2004 contains additional information concerning the Company including Directors’ and Officers’ remuneration and indebtedness, principal holders of Common Shares and its stock option and share purchase plans. Additional financial information about the Company is included in Nexfor’s Consolidated Financial Statements for the year ended December 31, 2003 and in the Company’s Management’s Discussion and Analysis.

     Additional information about the Company and its operations can be found on Nexfor’s web site at www.nexfor.com or on SEDAR at www.sedar.com.

NEXFOR INC. ANNUAL INFORMATION FORM  22

APPENDIX A

NEXFOR ENVIRONMENT POLICY

     Nexfor Inc. recognizes that our environment is fundamental to our existence, and that our businesses and the communities where we operate depend upon its health. We strive for excellence, leadership, sustainability and competitive advantage, with integrity, through continual improvement in our environmental performance and management of forest land. For Nexfor, sustainable development means creating economic growth while caring for society and the environment.

     Nexfor and its operations will integrate environmental protection into their business processes and decisions. Our belief in sustainable development means we are committed to:

Full Compliance

     Comply fully with all applicable environmental legislation and regulations that affect our activities.

Forest Management

     Manage forests in a manner consistent with the principles of sustainable forestry, this policy and applicable legislation.

Minimization of Environmental Impact

     Improve our environmental performance as the expectations of society change. We shall do this by using forest, energy and other resources with increasing efficiency, and by reducing all forms of waste.

Risk Management

     Continually identify, evaluate and control the environmental risks associated with our operations. We shall have procedures in place to prevent and respond to emergencies.

Environmental Management Systems

     Implement systematic environmental management that supports this policy at every operation. We shall assign appropriate human and financial resources. Every year we shall establish measurable objectives and targets for environmental management and performance improvement.

Innovation

     Support pollution prevention and environmental research, and implement findings consistent with this policy.

Performance Evaluation

     Evaluate the environmental performance of our operations and personnel, and recognize achievements that support this policy. We shall provide our employees with information and training for them to fully integrate this policy into their responsibilities at work.

Communication

     Engage in a constructive dialogue with the communities in which we operate and other key stakeholders, taking their needs into account when we make our decisions.

Open Government Relationships

     Work constructively with governments and regulators on the establishment of scientifically and economically sound requirements for our operations.

NEXFOR INC. ANNUAL INFORMATION FORM  23

Audits

     Conduct environmental audits at all our operations at a frequency appropriate to their risks.

Reports

     Report regularly on our environmental performance to the management of the corporation, the Board of Directors, our shareholders, employees and the communities in which we operate.

     Nexfor Inc. requires its operations to develop policies, systems, organizations and competencies, and to embrace an environmental commitment consistent with these principles. Nexfor requires all employees to take responsibility for environmental protection in their jobs.

NEXFOR INC. ANNUAL INFORMATION FORM   24

APPENDIX B

NEXFOR HEALTH AND SAFETY POLICY

     We are committed to safeguarding the health and well-being of our employees, contractors and visitors by creating and maintaining a safe working environment.

Beliefs

•	All injuries and occupational illnesses are preventable

•	Health and safety is a top priority and an integral part of our business and decision-making

•	Management is ultimately responsible for workplace health and safety

•	Safe operating practices are a shared responsibility among management, employees, contractors and visitors

•	Employees and contractors are accountable for their safety and that of fellow workers

•	Working safely is a condition of employment

•	Sharing best practices improves performance

Practices

•	Design safe facilities

•	Continually review and improve processes and procedures

•	Identify hazards and assess risks

•	Develop, implement and enforce safe work practices

•	Ensure all facilities comply with applicable laws and regulations

•	Provide employees with information and training to work safely

•	Require employees and contractors to execute their work in accordance with legislative requirements and Nexfor policy

•	Establish and monitor health and safety objectives

•	Take action to prevent recurrence of incidents

•	Implement health and safety management systems to continually improve performance

•	Conduct health and safety audits

•	Report health and safety performance to senior management, the Board of Directors, shareholders, employees, and the public

NEXFOR INC. ANNUAL INFORMATION FORM   25

APPENDIX C

AUDIT COMMITTEE CHARTER

1. Role of Audit Committee

     The role of the Audit Committee is to assist the Board in its oversight of the integrity of the financial and related information of the Corporation including its financial statements, the internal controls and procedures for financial reporting and the processes for monitoring compliance with legal and regulatory requirements and to review the independence, qualifications and performance of the external auditor of the Corporation. Management is responsible for establishing and maintaining those controls, procedures and processes and the Audit Committee is appointed by the Board to review and monitor them.

2. Authority and Responsibilities

     In carrying out its role, the Audit Committee has the following authority and responsibilities:

(a)	financial information and reporting —

(i)	to review and discuss with management and the external auditor, as appropriate

(A)	the annual audited financial statements and the interim financial statements including the accompanying management’s discussion and analysis; and

(B)	earnings guidance and other releases containing information taken from the Corporation’s financial statements prior to their release; and

(ii)	to review the Corporation’s financial reporting and accounting standards and principles and any proposed material changes to them or their application;

(b)	internal controls — to review, with the Chief Financial Officer (“CFO”), the external auditor and others, as appropriate, the Corporation’s internal system of audit controls;

(c)	external audit —

(i)	to recommend to the Board, for shareholder approval, the external auditor to examine the Corporation’s accounts, controls and financial statements on the basis that the external auditor is accountable to the Board and the Audit Committee as representatives of the shareholders of the Corporation;

(ii)	to evaluate the audit services provided by the external auditor, pre-approve all audit fees and recommend to the Board, if necessary, the replacement of the external auditor;

(iii)	to pre-approve any non-audit services to be provided to the Corporation by the external auditor and the fees for those services;

(iv)	to obtain and review at least annually a written report by the external auditor setting out the auditor’s internal quality-control procedures, any material issues raised by the auditor’s internal quality-control reviews and the steps taken to resolve those issues; and

(v)	to review at least annually the relationships between the Corporation and the external auditor in order to establish the independence of the external auditor;

(d)	risk management — to review and monitor the Corporation’s major financial risks and risk management policies and the steps taken by management to mitigate those risks; and

(e)	compliance —

(i)	to review the Corporation’s financial reporting procedures and policies to ensure compliance with all legal and regulatory requirements and to investigate any non-adherence to those procedures and policies; and

NEXFOR INC. ANNUAL INFORMATION FORM   26

(ii)	to establish procedures for the receipt and treatment of any complaint regarding accounting, internal accounting controls or auditing matters including procedures for the confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters.

3. Composition and Procedures

(a)	Size — The Audit Committee will consist of a minimum of three Directors. The members of the Committee are appointed by the Board upon the recommendation of the Corporate Governance Committee and may be removed by the Board in its discretion.

(b)	Qualifications — All members of the Committee must be “unrelated Directors” under the proposed Toronto Stock Exchange (“TSX”) guidelines. All members of the Committee must be “financially literate”, i.e., have the ability to read and understand a balance sheet, an income statement and a cash flow statement. At least one member of the Committee should have “accounting or related financial expertise”, i.e., the ability to analyze and interpret a full set of financial statements, including the attached notes, in accordance with Canadian generally accepted accounting principles.

(c)	Meetings — The Committee will meet at least five times a year. The Committee will hold a portion of each meeting without the presence of management.

(d)	Review of Financial Statements — The Committee will review the Corporation’s annual audited financial statements with the CEO and CFO and then the full Board. The Committee will review the interim financial statements with the CEO and CFO. The external auditor will be present at these meetings.

(e)	Review of CEO and CFO Certification Process — In connection with its review of the annual audited financial statements and interim financial statements, the Committee will also review the process for the CEO and CFO certifications with respect to the financial statements and the Corporation’s disclosure and internal controls, including any material deficiencies or changes in those controls.

(f)	Review of Earnings and Other Releases — The Committee will review with the CFO any earnings guidance to be issued by the Corporation and any news release containing financial information taken from the Corporation’s financial statements prior to the release of the financial statements to the public. In addition, the CFO must review with the Committee the substance of any presentations to analysts or rating agencies that contain a change in strategy or outlook.

(g)	Approval of Audit and Non-Audit Services — In addition to recommending the external auditor to examine the Corporation’s financial statements, the Committee must approve any use of that external auditor to provide non-audit services prior to its engagement. It is the Committee’s practice to restrict the non-audit services that may be provided by the external auditor in order to minimize relationships that could appear to impair the objectivity of the external auditor.

(h)	Hiring Guidelines for Independent Auditor Employees — The Committee will adopt guidelines regarding the hiring of any partner, employee, reviewing tax professional or other person providing audit assurance to the external auditor of the Corporation on any aspect of its certification of the Corporation’s financial statements.

(i)	Audit Partner Rotation — The Committee will ensure that the lead audit partner assigned by the external auditor to the Corporation, as well as the independent review partner charged with reviewing the financial statements of the Corporation, are changed at least every five years.

(j)	Process for Handling Complaints about Accounting Matters — The Committee has established the following procedure for the receipt and treatment of any complaint received by the Corporation regarding accounting, internal accounting controls or auditing matters.

(i)	The Corporation will make available and make known special mail and e-mail addresses and telephone numbers for receiving complaints regarding accounting, internal accounting controls or auditing matters.

NEXFOR INC. ANNUAL INFORMATION FORM   27

(ii)	Copies of complaints received will be sent to the members of the Committee.

(iii)	All complaints will be investigated by the Corporation’s finance staff, except as otherwise directed by the Committee. The Committee may request that outside advisors be retained to investigate any complaint.

(iv)	The status of each complaint will be reported on a quarterly basis to the Committee and, if the Committee so directs, to the full board.

The Corporation’s Code of Ethics prohibits any Director, officer or employee of the Corporation from retaliating or taking any adverse action against anyone for raising or helping to resolve a complaint.

(k)	Evaluation — The Committee will conduct and present to the Board an annual evaluation of the performance of the Committee and the adequacy of these terms of reference and recommend any proposed change to the Board for approval.

(l)	Other Matters — The Committee will conduct reviews, and where appropriate, recommend action by the Board, on:

(i)	the annual information form to be filed by the Corporation;

(ii)	regular reports on outstanding litigation that could have a material effect on the Corporation;

(iii)	an annual certificate of the CEO attesting that senior management of the Corporation have received and agreed to be bound by the Corporation’s Code of Business Conduct and to comply with the Code;

(iv)	an annual report on officers’ expenses;

(v)	an annual report on consulting and legal fees paid by the Corporation; and

(vi)	an annual report on the Corporation’s insurance coverage and costs.

NEXFOR INC. ANNUAL INFORMATION FORM   28

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

Registrant:	Nexfor Inc.

By:	/s/Glen H. McMillan

Glen H. McMillan, Vice-President, Controller & Corporate Secretary

Date	April , 2004

LIST OF EXHIBITS

The following document is attached to this annual report on Form 40-F:

23	Consent of Independent Auditors

31.1	Certification of Dominic Gammiero, President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes Oaxley Act of 2002.

31.2	Certification of John C. Tremayne, Senior Vice President and Chief Financial Officer, pursuant to Section 302 of the Sarbanes Oaxley Act of 2002.

32.1	Certification of Dominic Gammiero, President and Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of John C. Tremayne, Senior Vice President and Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002