Form 40-F/A
period 2003-12-31
NEXFOR INC
filed 2004-06-14
CIK 877365

U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM 40-F/A

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

6 7/8% Debentures Due 2005
8 1/8% Debentures Due 2008
7 1/2% Debentures Due 2012

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:*

[ ] Annual Information form	[ ] Audited financial statements

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

Yes [X] 82- 3173	No [ ]

*	This is an amendment to the issuer’s Form 40-F previously filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2003.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]	No [ ]

AMENDMENT TO FORM 40-F

The issuer hereby amends its Form 40-F previously filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2003 by deleting Exhibits 31.1 and 31.2 therefrom and replacing same with Exhibits 31.1 and 31.2 attached hereto.

UNDERTAKING

Nexfor Inc. undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certified that it meets all of the requirements for filing on Form 40-F and has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:	Nexfor Inc.

By:	/s/Glen H. McMillan

Glen H. McMillan, Vice-President, Controller & Corporate Secretary

Date	June 14, 2004

LIST OF EXHIBITS

The following document is attached to this amendment to the annual report on Form 40-F:

31.1	Certification of Dominic Gammiero, President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes Oxley Act of 2002, as revised.

31.2	Certification of John C. Tremayne, Senior Vice President and Chief Financial Officer, pursuant to Section 302 of the Sarbanes Oxley Act of 2002, as revised.