Form 40-F
period 2004-12-31
NORBORD INC
filed 2005-03-24
CIK 877365

U.S. Securities and Exchange Commission
Washington, D.C. 20549

FORM 40-F

[ ]	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
[ X ]	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004	Commission file number 33-52214

Norbord Inc.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant's name into English (if applicable))

Canada
(Province or other jurisdiction of incorporation or organization)

267
(Primary Standard Industrial Classification Code Number (if applicable))

N/A
(I.R.S. Employer Identification Number (if applicable))

Suite 600, 1 Toronto Street, Toronto, Ontario M5C 2W4
Tel: (416) 643-8820
(Address and telephone number of Registrant's principal executive offices)

CT Corporation System, 1633 Broadway, New York, NY 10019
Telephone: (212) 664-1666
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States

Securities Registered or to be registered pursuant to Section 12(b) of the Act.

N/A	N/A
_______________________	_______________________
Title of each class	Name of each exchange on
which registered

Securities Registered or to be registered pursuant to Section 12(g) of the Act
N/A
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

8/⅛ % Debentures Due 2008
7/¼ %Debentures Due 2012
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[ X ] Annual Information form	[ X ] Audited financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital/or common stock as of the close of the period covered by the annual report.

Common Shares - 149,283,888

Indicate by check mark whether the Registrant by filling the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes     X     82- 3173                 No  ________

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes         X                   No  ________

Material included in this Form 40-F:

  Notice of Annual Meeting of Shareholders, Management Proxy Circular dated March 14, 2005 and Proxy Forms;

  The Audited Financial Statements of Norbord Inc. for the Twelve Months ended December 31, 2004;

  The Management's Discussion and Analysis of Financial Condition and Results of Operations of Norbord Inc. for the Twelve Months ended December 31, 2004; and

  The Annual Information Form of Norbord Inc. for the Twelve Months ended December 31, 2004.

CONTROLS AND PROCEDURES

Disclosure, controls and procedures are defined by the Securities and Exchange Commission as those controls and procedures that are designed to ensure that information required to be disclosed in our filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. Our Chief Executive Officer and Chief Financial Officer have evaluated our disclosure controls and procedures and have determined that such disclosure controls and procedures are effective as of the date of this Annual Return on Form 40-F.

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

AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that it has at least one audit committee financial expert serving on its audit committee. Mr. Don S. Wells has been determined to be such audit committee financial expert. The Securities and Exchange Commission has indicated that the designation of Mr. Wells as an audit committee financial expert does not make Mr. Wells an "expert" for any purpose, impose any duties, obligations or liability on Mr. Wells that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

CODE OF ETHICS

We have adopted a code of ethics that applies to our President and Chief Executive Officer, Executive Vice-President and Chief Financial Officer and Corporate Controller. A copy of our code, entitled "Code of Business Conduct", can be found on the corporate governance page of our website at www.norbord.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Provision Of Non-Audit Services By The Auditor

        Ernst & Young LLP and its respective affiliates (collectively "Ernst & Young") are our auditors. From time to time Ernst & Young also provides other non-audit services to us and our subsidiaries. It is our policy not to engage its auditors to provide services in connection with financial information systems design and implementation or other services that may impair the objectivity of the auditors. We have implemented a procedure to ensure that any engagement of the auditors for non-audit services receives prior clearance by the Audit Committee. In approving any such engagement, the Audit Committee will consider whether the provision of such non-audit services is compatible with maintaining Ernst & Young's independence.

Fees Paid To The Auditor

        The table below summarizes the fees paid to Ernst & Young:

Services	2004	2003

Audit services	$548,000	$635,000
Audit related services	781,000	237,000
Taxation services	174,000	369,000
Other non-audit services	91,000	64,000

Total for all services	$1,594,000	$1,305,000

        Details of the services performed by Ernst & Young are provided below:

Audit Services

        Audit services include the annual financial statement audit of the Corporation and certain of its subsidiaries. The fees include the review of the Corporation's unaudited interim financial statements.

Audit Related Services

        Audit-related services include audits of the Corporation's pension plans, special purpose non-statutory audits of divisions of the Corporation, comfort letters associated with regulatory filings and internal control reviews. Non-recuring work related to the distribution of Fraser Papers and the secondary offering of Norbord Common Shares by Brascan, accounted for $510,000 of the audit related fees in 2004.

Taxation Services

        Taxation services include tax advisory and compliance services.

Other Non-Audit Services

        Non-audit services include translation services, compensation consulting services and other business advisory services.

Consideration Of Independence

        Ernst & Young has advised the Audit Committee that it considers itself to be independent of the Corporation, and the Audit Committee has confirmed that it considers Ernst & Young to be independent.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        Tabular disclosure of contractual obligations is made on page 29 of our "Management Discussion and Analysis" for the year ended December 31, 2005 contained herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

        Our audit committee is comprised of the following directors:

Dian Cohen	Gordon Forward
Pierre Dupuis	Don S. Wells (Chair)

Norbord Inc. is an international producer of wood-based panels with assets of $1.4 billion. We employ approximately 2,900 people at 16 plant locations in the United States, Europe and Canada. We are one of the world's largest producers of oriented strand board (OSB).

   In addition to OSB, we manufacture particleboard, medium density fibre-board (MDF), hardwood plywood, I-joists and related value-added products.

   Norbord is a publicly traded company listed on the Toronto Stock Exchange under the symbol NBD.

1	Financial highlights	10	Board of Directors	18	Management's	61	Report on environment,
					discussion and analysis		health and safety
4	2004 highlights	12	Corporate governance
			practices	37	Consolidated financial	72	Glossary
5	Letter to shareholders				statements
		16	Financial performance			73	Officers of the company
			overview	60	Principal operating		and corporate information
					interests

NORBORD ANNUAL REPORT 2004	1	FINANCIAL HIGHLIGHTS

> Financial highlights

Years ended December 31
(US $ millions, except per share, unless otherwise noted)	2004	2003	2002
Operations
Net sales	$1,486	$1,064	$679
EBITDA	631	365	89
Earnings from continuing operations	332	166	7
Earnings	326	126	13
Cash provided by operating activities	562	280	62

Per Common Share
Diluted earnings from continuing operations	$2.19	$1.12	$0.04
Diluted earnings	2.14	0.85	0.08
Cash provided by operating activities	3.75	1.92	0.44
Dividends	1.10	0.29	0.26
Other distributions to shareholders (1)	2.89	-	-
Book value	3.42	5.79	5.30
Stock price (TSX) (CAD $)
High	$16.43	$11.24	$9.70
Low	10.18	7.01	7.13
Close	12.40	10.85	8.25
Average daily trading volume (000s shares)	518	215	224

Return on Capital Employed	73%	43%	11%
Return on Equity	47%	15%	1%
Total Return to Common Shareholders (2)	67%	37%	15%
(1)Distribution of shares of Fraser Papers to common shareholders valued using Fraser Papers' closing price on July 7, 2004.
(2)Calculated assuming reinvestment of dividends in shares of Norbord. The shares of Fraser Papers received in the distribution are assumed to be disposed of on the first day of trading with the reinvestment of the proceeds in Norbord shares.

Norbord is one of the world's leading producers of wood-based panels, which are used principally in the construction and finishing of new homes.

Norbord is a low-cost producer with a strategic focus on well-timed growth, continuous margin improvements and superior customer service.

NORBORD ANNUAL REPORT 2004	4	NORBORD ANNUAL REPORT 2004

> 2004 highlights

First Quarter	> Achieved record quarterly earnings of $81 million (54 cents/share)
> Increased OSB production 8% over first quarter of 2003
> Acquired remaining 50% of Bemidji, Minnesota OSB mill for $34 million
> Announced intention to distribute paper and timberlands business to shareholders
> Repurchased and cancelled $20 million of $200 million 6 7/8% debentures due in 2005
> North American OSB prices reached record high of $498 per Msf (7/16-inch basis)

Second Quarter	> Achieved record quarterly earnings of $127 million (85 cents/share)
> Set production records at 8 OSB mills
> Received shareholder approval to distribute paper and timberlands business
> Announced plan to acquire OSB/particleboard mill in Belgium
> Named Barrie Shineton President and Chief Executive Officer
> North American OSB prices reached record high of $520 per Msf (7/16-inch basis)

Third Quarter	> Achieved highest-ever third quarter earnings of $77 million (51 cents/share)
> Completed distribution of paper and timberlands business to shareholders
> Began trading on the Toronto Stock Exchange under the Norbord name
> Redeemed the remaining $180 million of 6 7/8% debentures due in 2005
> Public share float increased following sale of Norbord shares by Brascan

Fourth Quarter	> Achieved earnings of $41 million (26 cents/share)
> Completed acquisitionof OSB/particleboard mill in Belgium for $64 million
> Paid special dividend of CAD $1.00/share to common shareholders
> Collected $83 million note from Fraser Papers
> Repurchased 1.9 million Norbord shares

At Year-End	> Achieved record earnings of $326 million ($2.16/share)
> Generated $562 million ($3.75/share) in cash from operating activities
> Achieved 47% return on equity and 73% return on capital employed
> Delivered 67% total return to common shareholders
> Set production records at 13 operations
> Achieved $37 million in margin improvements over 2003
> Invested $67 million in capital projects
> Maintained investment grade credit ratings
> Achieved net debt to capitalization ratio of 30%
> Improved safety performance by 17% over 2003
> Achieved 98.9% environmental compliance

NORBORD ANNUAL REPORT 2004	5	TO OUR SHAREHOLDERS

> To our shareholders

An interview with Barrie Shineton
President & Chief Executive Officer

Barrie Shineton was appointed President and Chief Executive Officer of Norbord in 2004. Prior to that, he was the Company's Executive Vice President, Wood Products, and Managing Director of Norbord's European business. Barrie has more than 30 years of operations, sales and marketing experience in the forest products industry. In this report to shareholders, he answers questions related to Norbord's business strategy, performance and outlook.

Q. How would you      describe the overall      business climate for      Norbord in 2004?

A.  2004 was an unprecedented year for North American OSB producers, and Norbord's results surpassed most expectations. We were extremely well positioned to benefit from record market conditions as a result of the timely acquisitions and greenfield investments we made over the last four years.

     US housing starts, the main driver of OSB demand, were more than 1.9 million. The repair and renovation market was strong as a result of existing home sales.

     Supply and demand for North American OSB were in balance as little new industry capacity was introduced. Just as important is the work we've done to improve our European panel business performance. We made significant improvements in our operational efficiency, our customer base, our service and our organization structure. We benefited from a strong UK economy in which markets for our products enjoyed higher sales and price levels than in 2003.

Q. Which of Norbord's      achievements are you      proudest of?

A. Norbord has demonstrated an ability to pursue well-timed, opportunistic growth that has brought value to shareholders. The 2004 acquisitions we made in Minnesota and in Belgium are examples of that.

     In broad terms, I believe we've been successful at anticipating and pursuing growth, such as in the Southern United States where 45% of the new home starts are. A few years ago, we had virtually no presence in the South. Today, we're the largest OSB producer in that key market.

     We've worked hard to distinguish ourselves by achieving production efficiencies that we believe have positioned us as one of the industry's lowest cost producers. I'm especially pleased with how well we contained our manufacturing costs in 2004 because our input costs, particularly resin, increased significantly.

     Lastly, we've forged relationships with customers whose business is growing. And as Norbord's business has grown with them, we've enhanced our services such as information and inventory management systems.

NORBORD ANNUAL REPORT 2004	6	NORBORD ANNUAL REPORT 2004

Norbord, as a purely focused panelboard company, is more attractive to investors than it was as a business segment within a more diversified Nexfor.

Q. In 2004, Norbord      emerged as a public      company entirely      focused on wood      panels. How significant      is that?

A.  Extremely significant. Norbord, as a purely focused panelboard company, is more attractive to investors than it was as a business segment within a more diversified Nexfor. The separation of the panelboard and paper businesses, which had distinctly different issues and shared little in common, was an appropriate and well-timed initiative that has unlocked value for shareholders. Shareholders now have the opportunity to benefit fully from the upside earnings potential in each business. For Norbord, management's time and financial resources are now entirely devoted to the panelboard business.

       It helped that 2004 was a record performance year for OSB producers and that OSB became more widely recognized by investors as a growth business. The significant cash flows that we generated in 2004 allowed us to pay out more than CAD $200 million in regular and special dividends to shareholders, repurchase close to 2 million Norbord shares, reduce debt, maintain investment grade credit ratings, complete two acquisitions and still have the financial flexibility to pursue further growth.

Q. Europe now makes up      one-third of Norbord's      assets. Do you see      continued growth for      the company in Europe?

A. Europe is clearly an important part of our business strategy. We have long-standing marketing and operational experience there.

     In the UK, we've established the leading market shares in OSB, MDF and particleboard flooring. We have a high quality customer base, a superior cost position and a service capability that exceeds our competition.

     We've had our sights set on expanding in Europe for several years because we believe there are outstanding growth opportunities for OSB in markets such as Belgium, Holland, Germany and Scandinavia. When we completed the Genk mill acquisition in 2004, we established the foothold we were looking for and, as a result, we now have a 20% market share in OSB and are the second largest OSB producer in Europe. Our priority over the next year or two is to derive the full benefits from the Genk mill acquisition. We won't dilute that focus by rushing to expand further. We would certainly assess attractive acquisition opportunities if they came along, but right now, I'm satisfied with what Europe represents to our total business picture.

NORBORD ANNUAL REPORT 2004	7	TO OUR SHAREHOLDERS

Environmental expectations set by regulators are constantly being raised and our goal is always to be 100% compliant.

Q. Is there room to build      more OSB mills in      North America, and if      so, is this something      Norbord plans to pursue?

A.  There is room for more OSB mills. In fact, we need more OSB mills in North America if this product is to continue growing both as part of overall structural panel growth and as a substitute for plywood. OSB currently has almost 60% of the structural panel market. We believe this will continue to grow and will mature at about 75% of the market. We expect there will be about six new mills that will come on stream by 2008, adding between 4 and 5 billion square feet to the current level of about 26 billion square feet. We're confident that the demand for new and renovated houses will absorb this additional capacity.

       As for Norbord, we intend to continue growing our North American OSB presence either through timely acquisitions that are priced right, greenfield opportunities, or expansion of existing operations.

Q. Are you satisfied      with Norbord's      performance in the      areas of environment      and safety?

A.  On the environment front, I'd say we do a very good job. Environmental expectations set by regulators are constantly being raised and our goal is always to be 100% compliant. The big task facing the industry in the United States is the need to comply with new MACT (Maximum Achievable Control Technology) emissions requirements that will take effect on October 1, 2007. Our US mills will be installing the necessary emission controls that will make them MACT compliant ahead of schedule. Not only is this the right thing to do environmentally, it's also the right business decision. At our Nacogdoches mill, for example, our existing environmental permit stipulates a cap on production that will increase with the MACT emission control investment we're making. As a result, Nacogdoches will be able to increase its production by 20%.

       With respect to safety, our 2004 performance improved 17% over 2003 thanks to the continuing world-class performance of our UK operations. I'm disappointed that some of our North American operations fell short of their safety improvement targets. However, the most positive sign for all our operations is that we improved our Serious Injury Frequency rate by more than 50%. This means we're succeeding at reducing the high risk of injuries at our operations. Our biggest safety challenge in 2005 is to bring the Belgium mill into line with the safety culture we've instilled in the UK.

NORBORD ANNUAL REPORT 2004	8	NORBORD ANNUAL REPORT 2004

Our low manufacturing cost is a competitive strength. It allows us to generate excellent performance, not only at the peak, but also at the bottom of the business cycle.

Q. How do you describe      Norbord's strengths?

A. I describe Norbord's strengths in three ways: Strategic, Financial and Operational.

     Our strategy has been consistent and productive since it was implemented six years ago. We're principally focused on OSB and we have a history of well-timed investments. We've been a consolidator in a segment that is now highly consolidated. And we've been focused and strategic in pursuing a customer base that is growth oriented, stable and interested in long-term partnering. We stick to what we know best and take risks consistent with our strengths.

      Financially, Norbord has retained a strong balance sheet and an investment grade credit rating; we are disciplined in our deployment of capital and require relatively little capital to sustain the business; we have a history of uninterrupted dividend payments; and we are minimally impacted by a rising Canadian dollar because more than 90% of our assets are in the United States and Europe.

       Operationally, our low manufacturing cost is a competitive strength. It allows us to generate excellent performance, not only at the peak, but also at the bottom of the business cycle. That's a critical test for a business like ours.

       Norbord's operating culture is what I'd describe as 'hands-on, heads-up.' It is geared to delivering margin improvements year over year by increasing production volume, improving product mix and aggressively reducing costs as a way to protect ourselves against the pressures of rising manufacturing costs.

Q. How important are      Norbord's human      resources to its      success?

A.  I believe we have some of the best people in the industry and that Norbord is a rewarding place to work. That's what we're told regularly by new employees who've joined us from both competitors and unrelated industries. They appreciate the fact that most of our operations have a profit sharing plan in which everyone is highly motivated to maximize the bottom line and contain costs. Our employees have a genuine sense of ownership in the Company, which is a tremendous asset.

       We have an effective succession plan aimed at training and retaining future managers and company leaders. This allows us to fill most senior positions from within. At the same time, we pursue strategic recruitment as a means of broadening our human resource base.

        I'd also like to mention the involvement and support of our Board of Directors. They are highly engaged in our business strategy and planning, and they continually challenge us to ensure our actions provide value to all shareholders.

NORBORD ANNUAL REPORT 2004	9	TO OUR SHAREHOLDERS

Our goal is to be the world's best panelboard company and to generate the highest returns to shareholders over the cycle. All of our priorities and actions are directed at meeting these goals.

Q. What are Norbord's      challenges and      priorities going      forward in 2005?

A. Our goal is to be the world's best panelboard company and to generate the highest returns to shareholders over the cycle. All of our priorities and actions are directed at meeting these goals.

      We intend to operate our mills to their full production capacity and derive the benefits from the investments we've made in building and acquiring mills, and expanding and improving existing facilities.

       At the same time, we continue to streamline our SG&A costs by consolidating our corporate office space, realigning reporting structures and reducing headcount.

       Norbord is essentially in a commodity business that is subject to cyclical swings. So we must continue to manage our business with the same disciplined approach all the time - meaning strong cash flow generation, strategic, high payback capital investments, and robust margin improvements that are directed at maintaining the lowest manufacturing costs in our industry.

        We expect 2005 will be another good year for panel producers. The fundamentals that drive our business continue to be extremely favourable - strong North American housing starts, attractive interest rates, continued high levels of immigration, larger home sizes, more wood panels used in homes and increased repair and renovation activities. In Europe, we expect the positive momentum we experienced in the past year will continue - a healthy UK economy, stronger MDF and particleboard markets and continued demand growth for OSB.

To sum up, I'd say that the strategy that brought Norbord success in 2003 and 2004 will continue to provide success in 2005.

J. Barrie Shineton President & Chief Executive Officer

NORBORD ANNUAL REPORT 2004	10	NORBORD ANNUAL REPORT 2004

> Board of Directors

1 Jack L. Cockwell, Director since 1987;	4 J. Bruce Flatt, Director since 2002;
Group Chairman of Brascan Group of Companies [4]	President and CEO, Brascan Corporation [4]
Mr. Cockwell is Group Chairman of Brascan Corporation.	Mr. Flatt is President and CEO of Brascan Corporation.
Brascan's wholly-owned operations include real estate,	Mr. Flatt was previously President and CEO of Brookfield
financial services and power generation. Mr. Cockwell	Properties Corporation. In addition to his role on the
was President and CEO of Brascan from 1991 until 2002.	Norbord Board, Mr. Flatt is a director of Brascan Corpor-
In addition to his role on the Norbord Board, Mr. Cockwell	ation, Brookfield Homes Limited, Brookfield Properties
is Chairman of the Board of the Royal Ontario Museum	Corporation, Fraser Papers Inc. and Noranda Inc.
and a director of Brookfield Properties Corporation,
Falconbridge Limited, Fraser Papers Inc., Noranda Inc.
and Astral Media Inc.	5 Gordon E. Forward, Director since 1995;
Chairman Emeritus, United States Business Council for
Sustainable Development [1,3,4]
2 Dian Cohen, CM, Director since 1987;	Dr. Forward is former Vice Chairman of Texas Industries
President, DC Productions Ltd. [1,2]	Inc., a position he held from 1998 to 2000. Prior to that,
Ms. Cohen is an economist and a partner in her own	he was President and CEO of Chaparral Steel Company.
economic consultancy. She is an author of a number of	In 2002, Dr. Forward received the Environmental
books on government, personal money management and	Conservation Distinguished Service Award from the
social policy issues. Ms. Cohen is the recipient of many	American Institute of Mining, Metallurgical and
literary awards, as well as the Order of Canada in 1993.	Petroleum Engineers in recognition of his significant
In addition to her role on the Norbord Board, Ms. Cohen is	contribution to the field of waste minimization. In addition
a director of Dorel Industries Inc. and Fraser Papers Inc.,	to his role on the Norbord Board, Dr. Forward is a director
a trustee of Great Lakes Hydro Income Fund and Treasurer	of Texas Industries Inc.
of the University Women's Scholarship Foundation.

6 Dominic Gammiero, Director since 1998;
3 Pierre Dupuis, Director since 1995;	President and CEO, Fraser Papers Inc. [3]
Former Vice President and Chief Operating Officer,	Prior to becoming President and CEO of Fraser Papers
Dorel Industries Inc. [1,3,4]	Inc. in 2004, Mr. Gammiero was President and Chief
Mr. Dupuis was Chief Operating Officer of Dorel	Executive Officer of Norbord Inc. since 1999.
Industries Inc., a global consumer product company,	Mr. Gammiero has more than 30 years' experience in the
from 1999 to 2005, when he retired from active manage-	forest products industry in North America and Europe.
ment responsibilities. He continues to work for Dorel as a	In addition to his role on the Norbord Board,
consultant. Prior to his appointment at Dorel, Mr. Dupuis	Mr. Gammiero is a director of Fraser Papers Inc.
was President and COO of Transcontinental Inc., a
Canadian printing and publishing company. In addition to
his role on the Norbord Board, Mr. Dupuis is a trustee of
Great Lakes Hydro Income Fund.

NORBORD ANNUAL REPORT 2004	11	TO OUR SHAREHOLDERS

7 Robert J. Harding, Director since 1998;	10 J. Barrie Shineton, Director since 2004;
Chairman, Brascan Corporation [2]	President and CEO, Norbord Inc.
Mr. Harding is Chairman of Brascan Corporation. As	Mr. Shineton was appointed President and CEO of Norbord
Chairman, Mr. Harding represents Brascan's interests on	Inc. in 2004. Prior to that, he held various positions
the boards of its related companies including BPO	within Norbord Inc., including Executive Vice President,
Properties Limited, Falconbridge Limited, Fraser Papers	Wood Products and Managing Director, Norbord Limited
Inc., Noranda Inc. and Norbord Inc. Mr. Harding is also a	(UK). Mr. Shineton has more than 30 years of experience
director of Burlington Resources Inc., Chair of the Board of	in the forest industry. Mr. Shineton does not sit on the
Governors of University of Waterloo and a member of the	board of any other public company.
Board of Trustees of the United Way of Greater Toronto.

11 Don S. Wells, Director since 2003;
8 K. Linn Macdonald, Director since 1991;	Former Executive Vice President, Strategic Investments,
Chairman, Norbord Inc.	Royal Bank Financial Group [1,2]
Prior to becoming Chairman of the Board in 1999,	Mr. Wells, a chartered accountant, has senior manage-
Mr. Macdonald was President and CEO of Norbord Inc. -	ment experience in strategy development, mergers and
a position he held since 1991. Mr. Macdonald has more	acquisitions, corporate governance and financial
than 40 years of experience in the North American forest	management. From 1990 to 1998, Mr. Wells was a senior
products industry. Mr. Macdonald does not sit on the	advisor on strategy and corporate governance to the
board of any other public company.	Chairman and CEO of the Royal Bank of Canada. He
retired from RBC Financial Group in 1998 after a career
spanning 26 years. In addition to his role on the Norbord
9 Margot Northey, Director since 2000;	Board, Mr. Wells is Chairman of the trustees of the
Former Dean, Queen's University School of Business [2,3,4]	Noranda Income Fund.
Dr. Northey was Dean, Queen's University School of
Business from 1995 to 2002. Prior to that, she was an
Associate Professor at the University of Western Ontario's
business school. Dr. Northey is a widely respected author
of numerous articles, books and reports on a broad range
of contemporary topics in business, corporate affairs,
communications and the humanities. In addition to her
role on the Norbord Board, Dr. Northey is a director of
Aliant Inc., Alliance Atlantis Communications Inc., British
Columbia Transmission Corporation, Fraser Papers Inc.,
Stressgen Biotechnologies Corporation and Wawanesa	Committees
Insurance.	1 Audit
2 Corporate Governance
3 Environment, Health and Safety
4 Human Resources

NORBORD ANNUAL REPORT 2004	12	NORBORD ANNUAL REPORT 2004

> Corporate governance practices

Norbord is committed to following sound corporate governance policies and practices to ensure that the interests of our shareholders, our employees and the communities in which we operate are continuously maintained.

As a public company listed on the Toronto Stock Exchange (TSX), Norbord's corporate governance policies and practices, in all material respects, meet the guidelines for improved corporate governance in Canada, adopted by the TSX, and applicable requirements of the Sarbanes-Oxley Act of 2002.

Role of the Board of Directors

The Board of Directors is responsible for overseeing the management of Norbord's affairs directly and through its committees. At all times, the Board intends to act on behalf of the best interests of the shareholders of Norbord.

Among its principal responsibilities, the Board:

> Reviews and approves Norbord's overall business strategy and its annual business plan

> Reviews the risks and alternatives in Norbord's business to ensure appropriate systems or plans are in place to manage these risks

> Reviews and approves strategic initiatives and capital investment plans to ensure that Norbord's proposed actions are consistent with shareholders' objectives and expectations

> Appoints the Chief Executive Officer (CEO) and approves the appointment of senior management

> Establishes a compensation plan for the CEO and approves the compensation of senior management

> Reviews succession and development plans for senior management

> Maintains integrity within Norbord by reviewing and monitoring disclosure controls and procedures, internal controls and procedures for financial reporting and compliance with the Code of Business Conduct

> Approves Norbord's financial reports to shareholders

> Sets the Corporation's dividend policy and approves quarterly dividends

> Ensures the effective operation of the Board and its committees

> Assesses management's performance against approved business plans and key industry performance indicators

> Ensures policies and processes are in place to address key business issues of the Corporation including financial, environmental, health and safety, business conduct, pension management and communications

> Approves significant and material issues - in addition to those matters that must, by law, be approved by the Board, Norbord's Board also provides approval on:

 > any capital disposition or expenditure in excess of CAD $3 million and for any cost overrun on any of these projects in excess of 10% or CAD $2 million, whichever is less,

> any new loan agreement or guarantee for an amount in excess of CAD $10 million,

> changes in senior management at the Corporation and its principal operating subsidiaries, and

> any other material agreement or arrangement that is not in the ordinary course of business.

Meetings of the Board

The Board of Directors meets at least quarterly, plus at least once per year to review Norbord's strategy, with additional meetings scheduled when required. While most Board meetings are held at the Norbord corporate office in Toronto, meetings are periodically held at an operating location. This gives the directors an opportunity to improve their understanding of the operations of Norbord.

Composition and Size of the Board

The Board of Directors comprises 11 directors, including 8 independent directors, 3 of whom are associated with the Corporation's major shareholder, Brascan Corporation, and 3 related directors including the CEO.

NORBORD ANNUAL REPORT 2004	13	TO OUR SHAREHOLDERS

The Board considers that this combination leads to a constructive exchange of views in Board deliberations resulting in objective, balanced and informed decision-making. The Corporation's directors represent a diverse base of business skills and experiences to ensure effective oversight and reporting.

Independent Directors - 8 of 11
Jack L. Cockwell*
Dian Cohen
Pierre Dupuis
J. Bruce Flatt*
Gordon E. Forward
Robert J. Harding*
Margot Northey Don S. Wells

Related Directors - 3 of 11
Dominic Gammiero
K. Linn Macdonald (Chairman)
J. Barrie Shineton

*Denotes director associated with Brascan Corporation, a major shareholder of the Corporation.

Of the 11 directors, 8 are unrelated directors within the meaning of the TSX Guidelines, comprising a majority of the Board. The three directors considered to be related within the meaning of the TSX Guidelines are: Dominic Gammiero, President and CEO of Fraser Papers Inc. since 2004 and former President and CEO of the Corporation from 1999-2004, K. Linn Macdonald, Chairman of the Board and former President and CEO of the Corporation from 1991-1999, and J. Barrie Shineton, President and CEO of the Corporation since 2004.

It is the policy and practice of the Board that at each regular meeting, the directors meet and discuss the Corporation's affairs without management and related directors present. These sessions are conducted under the direction of the Corporation's Lead Director, Robert J. Harding, and any material information is reported to management.

Committees of the Board

Board committees assist in the effective functioning of the Corporation's Board of Directors. The composition of the Board committees should ensure that the views of unrelated and independent directors are effectively represented.

Norbord's Board of Directors has four committees: the Audit Committee, the Corporate Governance Committee, the Environment, Health and Safety Committee and the Human Resources Committee. It is the Board's policy that each committee meets without management and related directors present at each of its meetings.

Special committees may be formed from time to time as required to review particular matters or transactions.

Audit Committee

The Audit Committee assists the Board in meeting its fiduciary responsibilities relating to corporate accounting and reporting practices. Its duties include overseeing internal controls, reviewing risk management practices, and approving quarterly and annual financial filings. The extensive review of audit committees now underway in Canada and the United States has led to a number of specific regulations and recommendations on the mandate, practices and performance of audit committees. As a result, Norbord will continue to review the terms of reference of the Audit Committee and update the charter as further rules are established. Full terms of reference for the Audit Committee are set out on the Corporation's web site at www.norbord.com.

The Audit Committee comprises four independent directors: Dian Cohen, Pierre Dupuis, Gordon E. Forward and Don S. Wells (Chair).

NORBORD ANNUAL REPORT 2004	14	NORBORD ANNUAL REPORT 2004

Corporate Governance Committee

The Corporate Governance Committee is responsible for the development and monitoring of the Corporation's corporate governance practices. Its duties include the identification and recommendation of potential nominees or appointees to the Board, and the assessment of the effectiveness of the Board, its size and composition, its committee structure and the individual performance of its directors. The Committee also has responsibility for the review of the Corporation's communications policy and its Code of Business Conduct. Full terms of reference for the Corporate Governance Committee are available on the Corporation's web site at www.norbord.com.

The Corporate Governance Committee comprises four independent directors: Dian Cohen (Chair), Robert J. Harding, Margot Northey and Don S. Wells.

Environment, Health and Safety Committee

The mandate of the Environment, Health and Safety Committee is to assist the Board in carrying out its responsibilities with respect to environmental, health and safety issues. The Committee reviews compliance with relevant Board resolutions and with the Corporation's environmental, health and safety policies, and assesses the effectiveness of the Corporation's environmental management processes, and health and safety programs including the review of internal audits of these processes and programs. Full terms of reference for the Environment, Health and Safety Committee are available on the Corporation's web site at www.norbord.com.

The Environment, Health and Safety Committee comprises three independent directors: Pierre Dupuis, Gordon E. Forward and Margot Northey (Chair) and one related director: Dominic Gammiero.

Human Resources Committee

The Human Resources Committee approves the Corporation's compensation and benefits policy and monitors its implementation. It reviews management succession plans and considers appointments of officers of the Corporation. The Committee annually assesses the performance of the Chief Executive Officer against agreed upon targets and recommends the CEO's compensation to the Board. For all other officers, the Committee approves the compensation levels. Together with the CEO, the Committee reviews the performance of senior officers of the Corporation and makes compensation recommendations to the Board. The Committee also recommends compensation for directors and oversees the funding, investment management and administration of Norbord's employee retirement plans. Full terms of reference for the Human Resources Committee are available on the Corporation's web site at www.norbord.com.

The Human Resources Committee comprises five independent directors: Jack L. Cockwell (Chair), Pierre Dupuis, J. Bruce Flatt, Gordon E. Forward and Margot Northey.

Norbord Management

The primary responsibility of management is to create value for its shareholders based on an approved business strategy and action plan. The Board of Directors is responsible for ensuring the performance of management is adequate and to bring about any management change that will enable Norbord to perform satisfactorily. Norbord's corporate governance principles are intended to encourage autonomy and effective decision-making by management while ensuring scrutiny by Norbord's Board of Directors and its Committees.

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

Role of President and CEO

The President and CEO reports to and is accountable to the Board of Directors. The CEO's role is as follows:

  Provide leadership of the Corporation and, subject to approved policies and direction by the Board, manage the operation, organization and administration of the Corporation

NORBORD ANNUAL REPORT 2004	15	TO OUR SHAREHOLDERS

  Present to the Board for approval a long-term vision for the Corporation together with strategies to achieve that vision, the risks and alternatives to these strategies and specific steps and performance indicators, which will enable the Board to evaluate progress on implementing such strategies
  Propose to the Board for approval annual capital and operating plans that implement the Corporation's strategies together with key financial and other performance goals for the Corporation's activities and report regularly to the Board on the progress against these goals
  Act as the primary spokesperson for the Corporation to all its stakeholders
  Present to the Board for approval annually an assessment of the Corporation's management resources together with a succession plan that provides for the orderly succession of senior management including the recruitment, training and development required
  Recommend to the Board the appointment or termination of any officer of the Corporation other than the Chairman
  Develop and implement the systems and processes to support the policies established by the Board

Role of the Lead Director

The Lead Director is appointed by the independent directors. The Lead Director's role is as follows:

  Chair meetings held without management and related directors present
  Liaise between management and independent directors

Board Information

The information provided by Norbord management to the Board of Directors is critical to the Board's effectiveness. In addition to reports presented to the Board at regular and special meetings, the Board is also informed on a timely basis by management of corporate developments and key decisions by management in pursuing Norbord's strategic plan.

New directors are provided with comprehensive information about Norbord. All directors have the opportunity to meet and participate in work sessions with management to obtain insight into the operations and business of the Corporation. Directors are also free to consult with members of management, whenever they so require, and to engage outside advisors with the Chairman's authorization.

Management Remuneration

Norbord's remuneration policies are intended to provide a direct link between competitive industry compensation and Corporation and individual performance. Bonus compensation is reviewed annually by the CEO and approved by the Board of Directors. Periodic reviews of compensation practices are carried out to ensure management is fairly rewarded, based on performance.

Communications Policy

Norbord keeps shareholders informed of its activities and progress through a comprehensive annual report, quarterly reports and news releases. A regularly updated web site (www.norbord.com) provides additional information about the Corporation as well as ready access to published reports, news releases, statutory filings and supplemental information provided to financial analysts and investors. Directors and management meet with Norbord shareholders at the annual meeting, held in Toronto, and are available to respond to shareholder questions.

Norbord's investor relations program seeks to ensure that shareholder enquiries are responded to in a timely manner. Management meets on a regular basis with investment analysts and financial advisors to ensure that accurate information is available to investors, including quarterly conference calls and web casts to discuss Norbord's results. Norbord also endeavours to ensure news media is kept apprised of developments as they occur. All Norbord communications are carried out in accordance with the Corporation's Corporate Disclosure Policy, which is posted on Norbord's web site. This ensures fairness, accuracy and timeliness in reporting material information that may affect the price of Norbord's publicly traded securities.

January 2005

NORBORD ANNUAL REPORT 2004	16	NORBORD ANNUAL REPORT 2004

> Financial performance overview

NORBORD ANNUAL REPORT 2004	17

Management's Discussion and Analysis		2004 Financial Statements

Overview	18	Management's Responsibility for
Distribution of Fraser Papers	19	Financial Statements	37
Discontinued Operations	20	Auditors' Report	38
Acquisitions	21	Consolidated Balance Sheets	39
Financial Summary	21	Consolidated Statements of
Quarterly Results	22	Earnings and Retained Earnings	40
Financial Results	24	Consolidated Statements
Changes in Accounting Policy	26	of Cash Flows	41
Significant Accounting Policies		Notes to the Consolidated
and Estimates	27	Financial Statements	42
Financial Instruments	27	Selected Quarterly Information	56
Liquidity and Capital Resources	28	Six-Year Historical Review	58
Contractual Obligations	29
Capital Investments	29
Credit Ratings	30
Defined Benefit Pension Plans	30
Common Shares	30
Dividends	31
Stock-Based Compensation	31
Transactions with Related Parties	31
Labour Relations	31
Risks and Uncertainties	32
Outlook for 2005	34
Definitions	35

MANAGEMENT'S DISCUSSION AND ANALYSIS	18	NORBORD ANNUAL REPORT 2004

> Management's discussion and analysis
    January 27, 2005

The Management's Discussion and Analysis (MD&A) provides a review of the significant developments that impacted Norbord's performance during 2004 relative to 2003. Factors that could impact future operations are also discussed. Such comments will be affected by, and may involve, known and unknown risks and uncertainties that may cause the actual results of the Company to be materially different from those expressed or implied. These risks and uncertainties are discussed in this MD&A, in the Company's Annual Information Form and in other filings made from time to time with applicable securities and regulatory authorities. To enhance shareholders' understanding, certain five-year historical financial and statistical information is presented. Norbord's significant accounting policies and other financial disclosures are contained in the audited financial statements and accompanying notes, which follow this MD&A. All financial references in the MD&A are stated in US dollars unless otherwise noted.

        Throughout this discussion "Norbord" refers to Norbord Inc. and all of its consolidated subsidiaries and affiliates, and "Company" refers to Norbord Inc. as a separate corporation. "OSB" refers to oriented strand board, an engineered structural wood panel produced by chemically bonding wood strand in a uniform direction under heat and pressure, and "MDF" refers to medium density fibreboard, a panelboard produced by chemically bonding highly refined wood fibres of uniform size under heat and pressure.

        EBITDA, EBITDA margin, ROCE, ROE, net debt, book value per share, capital employed and net debt to capitalization are non-GAAP measures described in the Definitions section on page 35. Non-GAAP measures do not have any standardized meaning prescribed by generally accepted accounting principles (GAAP) and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. A quantitative reconciliation of each non-GAAP measure to the nearest comparable GAAP measure is provided at the end of the MD&A.

        Additional information on Norbord, including the Annual Information Form, is available on SEDAR at www.sedar.com.

Overview	Strategy

Norbord is an international producer of wood-based panels, with 16 plant locations in the United States, Europe and Canada. It is one of the world's largest producers of OSB with annual capacity of 4.3 billion square feet (3/8-inch basis), one of the largest OSB producers in the US South, and one of the largest producers of wood-based panels in the United Kingdom.

        Norbord's business strategy is focused entirely on the wood panels sector in North America and Europe. To that end, several developments during 2004 strengthened Norbord's strategic position:

> The paper and timberlands business was distributed to shareholders.
> Norbord increased its OSB production by 12% over 2003.
> 13 Norbord operations set production records.
> Norbord acquired the remaining 50% of the Bemidji, Minnesota OSB mill it did not already own.
> Norbord acquired an OSB/particleboard operation at Genk, Belgium.
> Norbord invested $25 million to improve throughput and achieve environmental improvements at two OSB mills in Texas.

NORBORD ANNUAL REPORT 2004	19	MANAGEMENT'S DISCUSSION AND ANALYSIS

Norbord's financial goal is to achieve top quartile return on common equity (ROE) and cash return on capital employed (ROCE) among North American forest products companies. Norbord met this target in both 2003 and 2004. A net debt to capitalization ratio of 20-40% is also targeted. At the end of 2004, Norbord was at the mid-point of this range. The Company's goal of maintaining a strong balance sheet provides the flexibility to respond to strategic growth opportunities.

        Norbord's financing strategy is to maintain investment grade debt ratings. This provides for long-term access to public and private capital markets on attractive terms. Ratings on Norbord debt have been consistently investment grade since 1992.

        Norbord manages its business to provide for a sustainable dividend to be paid quarterly to common shareholders throughout the business cycle. At December 31, 2004, the Board of Directors had declared 57 consecutive quarterly common dividends of CAD $0.10 per share. In addition, Norbord paid a special dividend of CAD $1.00 per share to common shareholders during 2004.

Business Profile

        Based in Toronto, Canada, Norbord employed approximately 2,900 people at December 31, 2004 at 16 plant locations in the United States, Europe and Canada. The geographical breakdown of property, plant and equipment at year-end was 60% US, 33% Europe and 7% Canada.

Manufacturing facilities include:

> 11 OSB mills
> 3 particleboard mills
> 2 medium density fibreboard mills
> 1 hardwood plywood mill
> 1 I-joist mill
> 2 lamination operations
> 1 furniture/components plant

The annual production capacity of these facilities at December 31, 2004, was:

> 4.3 billion square feet (3/8-inch basis) of OSB
> 965 million square feet of particleboard (3/8")
> 570 million square feet of MDF (3/8")
> 80 million square feet of hardwood plywood (3/8")
> 60 million lineal feet of I-joists

Norbord does not own any timberlands. It purchases its wood fibre from third parties that include private landowners and government owned and managed timberlands.

Distribution of Fraser Papers

On June 30, 2004, the Company completed the distribution of its paper and timberlands business (Fraser Papers) to its common shareholders. Concurrent with the distribution, the Nexfor name was changed to Norbord. Shares of Norbord and Fraser Papers began trading on July 5, 2004 for normal settlement.

        Following the distribution, Norbord held an $83 million note payable from Fraser Papers. On September 30, 2004 the note was repaid.

        Norbord continues to provide certain administrative services to Fraser Papers for a fee on an interim basis. To date, the fee for these administrative services is less than $1 million. In addition, Norbord continues to guarantee certain obligations of Fraser Papers under letters of credit, operating lease commitments, purchase commitments, landfill closure commitments, and commodity hedging contracts. The maximum amount of potential future payments that Norbord could be required to make under these obligations is estimated to be $84 million. This estimate excludes

MANAGEMENT'S DISCUSSION AND ANALYSIS	20	NORBORD ANNUAL REPORT 2004

the potential amount of future payments related to guarantees of derivative contracts that cannot be quantified due to their nature. No amounts have been recorded in the consolidated balance sheet with respect to these guarantees.

        Fraser Papers has committed to use its best efforts to remove Norbord from these guarantees and has agreed to provide letters of credit or other acceptable collateral to secure any guarantees that remain outstanding on December 27, 2005. As security for these ongoing financial commitments to Fraser Papers, Norbord, in addition to another Fraser Papers creditor, has the right at any time to require Fraser Papers to provide a fixed first charge security interest over Fraser Papers' timberlands and manufacturing facilities. The Company's share of the expected proceeds from liquidation of this security would be sufficient to cover the maximum potential amount of future payments under the guarantees.

Discontinued Operations	Results of Fraser Papers have been included in discontinued operations in the consolidated statements of earnings and cash flows up to June 30, 2004, the date on which this business was distributed to common shareholders. The December 31, 2003 consolidated balance sheet includes assets and liabilities relating to Fraser Papers. In addition, the results of two Quebec sawmills have been included in discontinued operations in the consolidated statements of earnings and cash flows until the fourth quarter of 2003 when they were sold.

        Fraser Papers generated net sales of $478 million and an operating loss of $9 million (EBITDA $14 million) for the six-month period of ownership in 2004. For the full year 2003, these operations generated net sales of $875 million and an operating loss of $80 million (EBITDA loss of $32 million).

        While seeing encouraging signs that markets were strengthening, Fraser Papers was negatively impacted by higher energy and fibre costs for the six-month period of ownership in 2004. The 2003 results include the impact of the productivity improvement plan at the East Paper operations. A charge of $26 million ($17 million after tax or $0.12 per share) was recorded in 2003 in respect of this plan, consisting of severance, early retirement, consulting and training costs of $20 million and non-cash pension and non-pension post-retirement benefits-related charges of $6 million. The productivity improvement plan targeted $21 million in cost savings annually.

        Effective October 31, 2003, Norbord sold its two Quebec sawmills at La Sarre and Senneterre. Proceeds were $45 million, including $7 million for working capital. The sale was consistent with the Company's strategy and previously announced intention to divest non-strategic assets and reduce debt. A pre-tax gain of $18 million ($12 million after-tax or $0.08 per share) was recorded on the transaction.

        The two sawmills generated net sales of $40 million and an operating loss of $2 million for the 10-month period of ownership in 2003. The results include the impact of duties paid on softwood lumber shipped to the US totalling $4 million in 2003. The Government of Canada has challenged the duties, launching appeals with various trade bodies. Norbord retained the right to any refund of duties paid by these two sawmills prior to the sale, totalling $7 million, should the appeal process or a negotiated settlement yield any refund.

NORBORD ANNUAL REPORT 2004	21	MANAGEMENT'S DISCUSSION AND ANALYSIS

Acquisitions	On March 26, 2004, Norbord acquired the remaining 50% interest in the Bemidji, Minnesota OSB mill, bringing its ownership interest to 100%. The cost of the acquisition was $34 million, including $6 million for working capital. The acquisition increased OSB production by 6% over 2003 and generated incremental EBITDA of $27 million.

        On September 30, 2004, Norbord completed the acquisition of OSB and particleboard assets located at Genk, Belgium, at a cost of $64 million, expanding Norbord's presence in key markets in Belgium, Holland, Germany and Scandinavia. The acquisition was accretive to earnings in the first quarter of ownership, generating $2 million of EBITDA, despite the fact that the OSB line was down for 21 days for maintenance identified prior to the acquisition.

        The two acquisitions increased Norbord's total OSB capacity by 13% from 3,800 MMsf-3/8" to 4,280 MMsf-3/8".

Financial Summary
(US $ millions, except per share information)	2004	2003	2002	2001	2000
Net sales	$1,486	$1,064	$679	$497	$494
EBITDA	631	365	89	50	101
Earnings from continuing operations	332	166	7	2	58
Earnings	326	126	13	12	94
Total assets	1,391	2,063	2,029	1,829	1,756
Long-term debt	450	657	658	686	575
Net debt	236	482	745	573	475
Earnings per share from continuing operations	2.21	1.12	0.04	-	0.30
Earnings per share	2.16	0.85	0.08	0.07	0.61
Common dividends per share	1.10	0.29	0.26	0.26	0.26

2004 was the most profitable year in Norbord's history. Record OSB prices in North America were primarily responsible for Norbord's earnings of $326 million, or $2.16 per common share, over 2.5 times the earnings of $126 million or $0.85 per share in 2003. Excluding the paper and timberlands business, which was included in the results for the first six months, Norbord's 2004 earnings were $332 million or $2.21 per share.

   The following are significant highlights during 2004:

> Generated cash from operating activities of $562 million ($3.75 per share)
> Achieved 47% return on common equity (ROE)
> Achieved 73% pre-tax cash return on capital employed (ROCE)
> Made capital investments of $67 million, or 82% of depreciation
> Reduced net debt by $246 million
> Reduced debt to capitalization ratio to 30% at year-end vs. 35% at end of 2003
> Maintained investment grade credit ratings
> Achieved $37 million in margin improvements over 2003
> Acquired remaining 50% ownership of Bemidji, Minnesota OSB mill for $34 million
> Acquired OSB/particleboard mill at Genk, Belgium for $64 million
> Increased total OSB production by 12%
> Paid special dividend of CAD $1.00 per share to common shareholders
> Repurchased 1.9 million common shares

MANAGEMENT'S DISCUSSION AND ANALYSIS	22	NORBORD ANNUAL REPORT 2004

The margin improvement program (MIP), eight years after formal implementation, remains the cornerstone of Norbord's efforts to "control the controllables". Measured at constant prices and exchange rates, MIP realized a $37 million improvement over 2003. Approximately $30 million of 2004 MIP is attributed to improving volume from existing assets and $20 million to improvements in gross margins related to product mix. The gains from these initiatives were partially offset by input cost increases.

        ROE averaged 47% in 2004, sharply higher than the 15% reported in 2003. Norbord's ROCE rose to 73% in 2004 from 43% in 2003. ROCE is a key measurement of financial performance, focusing on cash and the efficient use of capital. While capital employed was up 12% over 2003 to $918 million, principally due to panelboard asset acquisitions, the higher ROCE was driven by EBITDA growth.

        Cash provided by operating activities totalled $562 million or $3.75 per share compared to $280 million in 2003. The substantial improvement was driven by record OSB prices.

        Cash and cash equivalents totalled $215 million at December 31, 2004, compared to $177 million at year-end 2003. On January 5, 2004, Norbord sold for par value a short-term investment represented by a $60 million debenture issued by Canfor Corporation. The debenture was issued to Norbord in November 1999 pursuant to Norbord's sale of its 50% interest in Northwood Inc.

        The $200 million 6 7/8% debentures issued in 1995 were repurchased in 2004. The premium paid on repurchase, net of the recognition of gains on interest rate swaps, was $9 million. The repurchase was funded by cash from operations. At the end of 2004, committed bank lines were $208 million, of which $6 million was utilized for letters of credit.

         Norbord's net debt stood at $236 million at December 31, 2004, representing 30% of capitalization. Strong cash flow from operations has allowed the net debt to capitalization of Norbord to be reduced from 35% at December 31, 2003, while paying a special dividend of CAD $1.00 per share, acquiring an additional $94 million in panelboard assets, and completing the $500 million distribution of Fraser Papers.

         Book value at December 31, 2004 was $3.42 per share (CAD $4.11). Norbord's shares traded on the Toronto Stock Exchange (TSX) in a range of CAD $10.18-$16.43 in 2004, closing the year at CAD $12.40, up 14% from year-end 2003. The rise in share price is notable in light of the $500 million distribution of Fraser Papers to common shareholders during the year. The S&P/TSX Composite Index rose 14% while the TSX Materials Index was up 7% in 2004. The total return on Norbord shares during 2004 was 67%, assuming the reinvestment of dividends and the sale of Fraser Papers common shares and subsequent reinvestment of proceeds in Norbord shares on the distribution date. The daily average volume traded during 2004 was 518,000, up sharply from 215,000 in 2003, as the public share float increased substantially during the year following a sale of shares by Brascan Corporation.

Quarterly		Q4	Q3	Q4
Results	(US $ millions)	2004	2004	2003

	Net sales	335	364	346
	EBITDA	89	156	156
	Depreciation	22	21	20
	Capital investments	40	12	15

In the fourth quarter of 2004, EBITDA was $89 million, compared to $156 in the same quarter of the previous year. North American OSB pricing in the quarter was lower than in the fourth quarter of 2003, offsetting the impact of increased OSB production volume and higher European panel prices. EBITDA margins were 27% in the fourth quarter compared to 43% for the third quarter of 2004 and 45% for the fourth quarter of 2003.

NORBORD ANNUAL REPORT 2004	23	MANAGEMENT'S DISCUSSION AND ANALYSIS

North American OSB markets strengthened considerably during the last six weeks of the fourth quarter due to the resumption of home construction activities following hurricanes in the US South in September. The market was also impacted by announced scheduled maintenance downtime and wet weather in the US South that curtailed the supply of logs to several panel producers. North Central benchmark OSB pricing remained above historical levels in the fourth quarter, averaging $264 per Msf (7/16-inch basis) as compared to the prior quarter average of $353 and the fourth quarter of 2003 average of $403.

        Net sales in the quarter were $335 million, compared to $346 million in the fourth quarter of 2003. Increased production volume, contributing an additional $42 million in sales, has been offset by the impact of lower North American OSB prices. Sales from the Genk, Belgium mill, acquired on September 30, 2004, represent $17 million of the total net sales increase.

        Cash provided by operating activities for the fourth quarter was $107 million compared to $184 million in the same quarter of 2003, with the variance driven by lower earnings and higher cash taxes.

        Cash dividends of $133 million in the fourth quarter of 2004 include the $118 million special dividend paid on September 30, 2004.

        Capital investments were $40 million in the quarter. Capital investments were concentrated in the fourth quarter as over 70% of the planned maintenance downtime was scheduled in this period. Significant capital projects, including the tie-in of the first phase of the new energy system at Jefferson, Texas, were completed in conjunction with the regularly scheduled maintenance downtime.

						Earnings	Earnings
					Earnings	from	from
			Earnings per	Earnings per	from	Continuing	Continuing
			Common	Common	Continuing	Operations	Operations
	Net Sales	Earnings	Share	Share	Operations	per Common	per Common
	(US$ millions)	(US$ millions)	(basic)	(diluted)	(US$ millions)	Share (basic)	Share (diluted)
2004
4th Quarter	$335	$41	$0.26	$0.26	$41	$0.26	$0.26
3rd Quarter	364	77	0.51	0.50	77	0.51	0.50
2nd Quarter	439	127	0.85	0.84	127	0.85	0.84
1st Quarter	348	81	0.54	0.54	87	0.59	0.59

2003
4th Quarter	$346	$71	$0.48	$0.48	$77	$0.52	$0.52
3rd Quarter	303	54	0.37	0.37	63	0.42	0.42
2nd Quarter	224	-	-	-	20	0.14	0.14
1st Quarter	191	1	-	-	6	0.04	0.04

Quarterly earnings surged in the last two quarters of 2003 and through 2004, reflecting the rising price of OSB. Fluctuations in earnings during that time mirror fluctuations in the price of OSB.

     In addition to the operating results of Fraser Papers and the Quebec sawmills, results of discontinued operations include restructuring charges at the East Paper operations of $14 million, $2 million and $1 million in the second, third and fourth quarters of 2003, respectively, and a gain of $12 million on the sale of the Quebec sawmills in the fourth quarter of 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS	24	NORBORD ANNUAL REPORT 2004

Financial Results	Following the distribution of Fraser Papers, the Company has a single reportable segment.
	(US $ millions)	2004	2003	2002	2001	2000
	Net sales	$1,486	$1,064	$679	$497	$494
	EBITDA	631	365	89	50	101
	Depreciation	82	76	71	43	43
	Capital investments	67	31	15	64	136

	Continuing operations comprise 11 OSB mills, 3 particleboard plants, 2 MDF plants, 1 hardwood plywood mill, 1 I-joist mill, 2 laminating operations, and a furniture plant. The operations are located in the United States, Europe and Canada.

	Net Sales		Shipments		Average Mill Nets
	(US	$ millions)	(volume)		(US $ per M unit)
	2004	2003	2004	2003	2004	2003
OSB (MMsf-3/8")	$1,084	$737	3,731	3,372	$291	$218
Particleboard (MMsf-3/8")	98	82	647	618	152	132
MDF (MMsf-3/8")	112	94	593	567	189	165
Plywood (MMsf-3/8")	45	41	79	77	572	537
I-joist (MM lineal ft.)	46	30	57	41	811	729
Other (1)	101	80	-	-	-	-
Total	$1,486	$1,064
(1) Other sales are net of internal transfers and include laminated products, furniture components and ready-to-assemble furniture units.

Markets The US remained the principal market destination for Norbord's products, with 68% of total sales in 2004, up from 65% in 2003. European sales represented 25% in 2004, and Canadian sales 7%.

				2004	2003
Shipments by Market Destination	United States	Europe	Canada	Total	Total
OSB (MMsf-3/8")	3,071	352	308	3,731	3,372
Particleboard (MMsf-3/8")	-	647	-	647	618
MDF (MMsf-3/8")	136	430	27	593	567
Plywood (MMsf-3/8")	64	-	15	79	77
I-joist (MM lineal ft.)	57	-	-	57	41

The US housing market continued to exceed expectations. US housing starts grew by 6% over 2003 levels to 1.95 million units and exceeded industry forecasts by approximately 11%. Interest rates and inflation remained low while GDP and consumer confidence remained high, supporting strong housing demand. Thirty-year mortgage rates averaged 5.8%, the same as 2003. Consensus is emerging that the underlying demographics, driven by immigration, will continue to support a higher level of housing demand throughout the coming decade. The UK housing market has remained strong as interest rates remained low and unemployment reached a 20-year low. Canadian housing starts increased 7% over 2003 to 233,000 units, surpassing the 15-year record set in 2003.

        The North American structural panel industry again set a record, producing 42.7 billion square feet (3/8-inch basis) for the year driven by OSB output of 25.4 billion square feet. OSB continues to displace plywood market share as OSB production was up more than 7% over 2003, while plywood production was up marginally due to the strong markets. OSB production for 2004 represents approximately 59% of the total North American structural panel production.

NORBORD ANNUAL REPORT 2004	25	MANAGEMENT'S DISCUSSION AND ANALYSIS

        For the second consecutive year the benchmark North Central price for OSB set a record. The price peaked at $520 per Msf (7/16-inch basis) in late April 2004. The previous record of $465 was set in the fall of 2003. The North Central price hit a low of $215 in October 2004 following hurricanes in the US South during the previous month that delayed building site activity. Prices rose steadily through November and December, ending the year at $315. The North Central OSB price averaged $369 in 2004 compared with $294 for 2003.

        North American MDF and hardwood plywood both experienced price improvement over 2003. The improvement was due to a combination of increased demand, reduced capacity and the Company's focus on specialty products. I-joist prices improved more than 10% due to strong housing starts and improved lumber markets.

        European OSB markets strengthened significantly during 2004. Demand continues to increase with no new capacity coming on stream in the near term, resulting in a more balanced market.

        European particleboard and MDF markets also strengthened in 2004 as demand from Eastern Europe improved and consolidation occurred within these sectors, particularly in Germany.

Operations
Production	2004	2003	2002	2001	2000
OSB (MMsf-3/8")	3,821	3,402	2,986	1,800	1,520
MDF (MMsf-3/8")	598	572	524	521	510
Particleboard (MMsf-3/8")	616	586	560	565	706
Plywood (MMsf-3/8")	79	76	79	80	82
I-joist (MM lineal ft.)	56	41	31	26	7

OSB accounted for 96% of EBITDA, generating $606 million, up from $343 million in 2003. North American operations contributed 92% and Europe 8% of the 2004 total EBITDA.

        Net sales increased 40% or $422 million in 2004, with higher OSB prices accounting for the majority of the increase. Record North American OSB production accounted for $92 million of the increase, and acquisitions contributed $65 million. OSB accounted for 73% of total net sales in 2004 compared to 69% in 2003.

        OSB mill nets, net sales divided by shipments, increased 66%, benefiting from record benchmark prices in North America and significant price increases in Europe. Shipments rose 10%. Of the 359 million square feet (3/8-inch basis) increase in shipments, production improvements delivered as a result of implementing best practices at the three OSB mills acquired in 2002 and through the maturation of greenfield investments, accounted for roughly one-half of this increase. The balance is attributable to the acquisition of the Genk, Belgium mill and the additional 50% of the Bemidji, Minnesotamill not previously owned.

         Record EBITDA of $631 million was generated in 2004, more than 1.7 times the $365 million for the previous year. Increased production volume accounted for approximately $70 million of the improvement with the balance driven by OSB price. EBITDA margin for 2004 was 42% compared to 34% for the prior year.

        Nine of the 11 OSB mills established annual production records with OSB production increasing 419 million square feet (3/8-inch basis) or 12% in 2004. In addition, annual production records were set at both MDF facilities, the particleboard mill in Scotland and the I-joist plant in New Brunswick. This follows record production in 2003 when 13 of 16 facilities set annual production records.

        To date, Norbord has been able to largely mitigate the impact of rising energy prices through hedging and an increase in the use of alternative fuels. The increase in natural gas price has, however, begun to negatively impact the price of resin. North American production costs for OSB, net of employee profit share, have risen almost 5% over the prior year principally as a result of the increase in resin pricing. Fibre pricing increases, particularly in Minnesota and Quebec, and

MANAGEMENT'S DISCUSSION AND ANALYSIS	26	NORBORD ANNUAL REPORT 2004

foreign exchange have also had a negative impact on manufacturing cost. Significant gains from Norbord's Margin Improvement Program have limited the impact of these cost increases.

        EBITDA margins from the North American industrial panel operations averaged 13% in 2004 compared to 8% in 2003. Market-related shutdowns were taken at both North American MDF and plywood facilities during 2004 due to weaker demand. MDF production at Cowie, Scotland, rose 6% in the year due to continuous improvement on both lines. MDF costs at Cowie declined 2%, a significant achievement in light of higher energy prices. Particleboard production increased 5% over 2003 due to the addition of the particleboard line at Genk, Belgium in the fourth quarter.

        Depreciation expense increased $6 million in 2004 to $82 million, with $2 million due to acquisitions.

Interest

         Interest expense of $31 million in 2004 was down from $37 million in 2003. Total long-term debt, including the current portion, decreased to $451 million at year-end 2004, down 32% from $659 million at December 31, 2003. The decrease in total long-term debt and interest expense is due to the redemption, at mid-year, of the $200 million 6 7/8% debentures due 2005. On redemption, the Company recorded a pre-tax charge of $9 million ($6 million after tax or $0.04 per share) for call premiums net of associated interest rate swap gains. The redemption was funded with cash generated from operations.

         The effective interest rate on Norbord's debt-related obligations, including the impact of interest rate swaps, was 5.3% at December 31, 2004, compared to 4.7% at year-end 2003. From time to time the Company recoupons its portfolio of interest rate swaps to more efficiently manage cash flow and credit exposure. In 2003 Norbord realized a gain of $23 million in respect of $375 million of interest rate swaps. Any gains realized are deferred and amortized over the remaining term of the debt against which the swaps were designated as hedges. At December 31, 2004, $43 million of gains were deferred and included in accounts payable and accrued liabilities and other liabilities in the consolidated balance sheet. The amortization amounted to $10 million in 2004 and $11 million in 2003. Interest income in 2004 amounted to $6 million compared to $5 million in 2003. Interest income in 2004 includes $1 million from the Fraser Papers note, which was outstanding during the third quarter, with the balance from interest earned on cash and cash equivalents. 2003 includes income of $3 million from the Canfor 6 1/4% convertible debentures, sold in January 2004.

Income Taxes

         A tax expense of $183 million was recorded in 2004 on pre-tax earnings from continuing operations of $515 million. The effective tax rate of 35% equates to the combined statutory rate.

Changes in Accounting Policy
The Canadian Institute of Chartered Accountants (CICA) Handbook Section 3110 - Asset Retirement Obligations, is effective for fiscal years beginning on or after January 1, 2004, and was adopted by the Company effective January 1, 2004. Section 3110 requires the recognition of all legal obligations associated with the retirement of a tangible long-lived asset. This change in accounting policy has been effected retroactively with prior periods restated to reflect the impact of the change. All asset retirement obligations recorded were in respect of landfill closure and remediation costs at Fraser Papers. Accordingly, these obligations have been classified as liabilities of discontinued operations. The cumulative effect of the change was a decrease of 2003 opening retained earnings of $3 million. The change in policy did not have a material impact on earnings in 2004 and 2003.

NORBORD ANNUAL REPORT 2004	27	MANAGEMENT'S DISCUSSION AND ANALYSIS

Significant Accounting Policies and Estimates
Revenue Recognition

Net sales are recognized when the risks of ownership pass to the purchaser. This is generally when goods are shipped. Sales are recorded net of freight and discounts.

        Sales are governed by contract or by standard industry terms. Revenue is not recognized prior to the completion of those terms. The majority of product is shipped via third-party transport on a freight-on-board shipping basis. In all cases, product is subject to quality testing to ensure it meets applicable standards prior to shipment.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost, including capitalized interest. Government capital grants and investment tax credits received reduce the cost of related assets. Property, plant and equipment acquired in a business acquisition are recorded at fair value. Property, plant and equipment are depreciated on a straight-line basis. The rates of depreciation are intended to fully depreciate manufacturing and non-manufacturing assets over the following periods, which approximate their useful lives:

Buildings	20 to 40 years
Production equipment	10 to 15 years

These periods are assessed from time to time to ensure that they continue to approximate the useful lives of the related assets.

Future Income Taxes

Future income tax assets and liabilities are determined based on temporary differences between the carrying amount and tax bases of assets and liabilities as well as certain carryforward items.

Future income tax assets are recognized only to the extent that, in the Company's opinion, it is more likely than not that the future income tax assets will be realized. This opinion is based on certain estimates and assumptions. If these estimates or assumptions change in the future, the Company could be required to reduce or increase the value of the future income tax assets resulting in income tax expense or recovery. The Company evaluates its future income tax assets periodically.

Financial Instruments	Norbord uses derivative financial instruments solely for the purpose of managing its interest rate, foreign exchange and commodity price exposures, as further detailed on page 32 in the Price Sensitivities and Foreign Exchange sections. These activities are governed by Board-approved financial policies that cover risk identification, tolerance, measurement and reporting. Derivative transactions are executed only with approved high-quality counterparties under master netting agreements. Derivative contracts that are deemed to be highly effective in offsetting changes in the fair value or cash flows of hedged items are designated as hedges of specific exposures and, accordingly, all gains and losses on these instruments are recognized in the same manner as the item being hedged.

MANAGEMENT'S DISCUSSION AND ANALYSIS	28	NORBORD ANNUAL REPORT 2004

Liquidity and Capital Resources

Increased earnings drove cash provided by operating activities to $562 million or $3.75 per share in 2004, up sharply from $280 million in 2003.

        Operating working capital, consisting of accounts receivable and inventory less accounts payable and accrued liabilities, at December 31, 2004 was $2 million compared to negative $6million at December 31, 2003. The Company aims to minimize the amount of capital held as operating working capital. Total working capital at December 31, 2004 was $217 including $215 in cash and cash equivalents.

        Norbord's net debt stood at $236 million at December 31, 2004, representing 30% of capitalization. Strong cash flow from operations has allowed the net debt to capitalization of Norbord to be reduced from 35% at December 31, 2003, while paying a special dividend of CAD $1.00 per share, acquiring an additional $98 million in panelboard assets, and completing the $500 million distribution of Fraser Papers. Net debt includes debt of $451 million less cash and cash equivalents of $215 million.

        During the year, the Company redeemed its $200 million 6 7/8% debentures due 2005 and unwound $50 million of interest rate swaps, and recorded a pre-tax charge of $9 million for call premiums net of associated interest rate swap gains. The redemption was funded with cash generated from operations. The Company's next term debt maturity is its $200 million 8 1/8% debentures due March 20, 2008. The $451 million term debt outstanding at year-end 2004 has an average term of 5.6 years.

         At December 31, 2004, the Company had $375 million (2003 - $425 million) of interest rate swaps outstanding, and 73% (2003 - 57%) of Norbord's net debt was at floating interest rates.

         During 2004 the Company's committed unsecured revolving bank lines were renewed with each of its commercial banks for a three-year term at a reduced total commitment to reflect the requirements of the Company following the distribution of Fraser Papers. At December 31, 2004, $6 million of the $208 million of committed bank lines were utilized for letters of credit, with the balance available to support short-term liquidity requirements. These committed bank lines mature through 2007, bear interest at money market rates plus a margin that varies with the Company's credit rating, and contain certain financial covenants that the Company must comply with on a quarterly basis.

         At December 31, 2004, the Company had tax operating loss carryforwards of approximately £37 million from UK operations. These losses can be carried forward indefinitely. The Company has capital losses in Canada of CAD $54 million that can be carried forward indefinitely. The Company also has approximately CAD $29 million of Investment Tax Credits (ITCs) available to reduce future Canadian tax liabilities. The ITCs expire between 2007 and 2012. The tax benefit of the ITCs on qualified fixed assets has been reflected in the financial statements as a reduction in the book value of the assets to which they relate. The loss carryforwards and the credits will be utilized over the next several years to eliminate cash taxes otherwise payable, and will enhance future cash flows. The future tax benefits of these temporary differences have been included in future income taxes in the consolidated financial statements.

NORBORD ANNUAL REPORT 2004	29	MANAGEMENT'S DISCUSSION AND ANALYSIS

Contractual	The following table summarizes Norbord's contractual obligations at December 31, 2004:
Obligations
				Payments Due by Period
			Less than	One-Three	Four-Five	After Five
	Contractual Obligations (US $ millions)	Total	One Year	Years	Years	Years
	Long-term debt	$451	$1	$-	$200	$250
	Purchase obligations	36	27	8	1	-
	Operating leases	6	1	2	1	2
	Total	$493	$29	$10	$202	$252
	Note: The above table does not include pension and post-retirement benefits plan obligations, which are discussed on page 30.

Capital Investments

Capital investments in 2004 totalled $67 million, more than double the $31 million spent in 2003. Capital investments represented 82% of depreciation in 2004. Approximately 60% of the $67 million was invested in projects to enhance profitability. The 2004 total includes $17 million invested to date at Jefferson, Texasfor an energy system. The investment will reduce fuel operating costs and maintenance. An additional $9 million will be invested by mid-2005. In 2004, the Company invested $9 million of a $10 million project to install pollution control equipment that will allow the Nacogdoches, Texasmill to increase its permitted operating capacity by approximately 20%. The project will be completed in the second quarter of 2005.

        The Cowie, Scotland facility invested $4 million during 2004 to expand recycling and production capacity. Prior to the acquisition of the Genk, Belgium operation, $10 million of capital investments were identified to improve profitability at the mill. Of this total, $2 million was invested in 2004.

        At year-end 2004 commitments to projects in progress totalled $15 million. The Company expects to invest approximately $80 million in capital during 2005. This represents close to 90% of annual depreciation expense. Approximately one-half of the capital investments in 2005 will be for productivity improvements and strategic initiatives. The remaining 50% of the spending will be for sustaining capital, maintenance and environmental. The 2005 capital will be funded with cash generated from operations. Other funding sources available include existing cash reserves.

(US $ millions)	2004	2003	2002	2001	2000
Increased productivity	$39	$12	$7	$19	$10
Greenfield	-	-	-	34	114
Environmental	11	6	1	9	1
Maintenance of business	17	13	7	2	11
Total	$67	$31	$15	$64	$136

Spending is higher for 2004 and is expected to be higher in 2005 than the previous two years as the Company has taken advantage of strong earnings to accelerate higher return capital projects and to meet MACT (Maximum Achievable Control Technology) requirements (see discussion on page 33).

MANAGEMENT'S DISCUSSION AND ANALYSIS	30	NORBORD ANNUAL REPORT 2004

Credit Ratings	Debt ratings within investment grade categories are a key objective of Norbord's financing strategy and provide for long-term access to public and private capital markets on attractive terms. During 2004, all three rating agencies reviewed the Company's credit ratings in connection with the distribution of Fraser Papers. Dominion Bond Rating Service reaffirmed with a stable outlook, Standard & Poor's reaffirmed with a negative outlook, and Moody's downgraded the Company one notch. Current ratings are:
Moody's
	Dominion Bond	Standard	Investors
	Rating Service	& Poor's	Service
Debentures	BBB	BBB	Baa3
Preferred shares	Pfd-3	P-3 (high)/BB+
Ratings on the Company's debentures have been investment grade since 1992.

Defined Benefit Pension Plans

Norbord's obligations under its defined benefit pension plans are determined periodically through actuarial valuations, which are the basis for calculating pension expense. At December 31, 2004, defined benefit pension plan assets were $39 million (2003 - $35 million) while the accrued benefit obligations were $51 million (2003 - $44 million), yielding an unfunded liability of $12 million (2003 -$9 million).

        Defined benefit pension expense for the year was $2 million (2003 - $2 million) and defined benefit employer contributions were $1 million (2003 - $1 million). Norbord's defined benefit pension plans are funded in accordance with all applicable regulatory requirements. Norbord anticipates 2005 net pension expense and employer contributions will be in line with 2004 levels.

        The weighted average assumed return on assets is 7.8% and is based on management's best estimate of the long-term expected rate of return on plan assets, including consideration of asset mix, equity risk premium and active investment management premium. The weighted average discount rate used to value year-end 2004 accrued benefit obligations is 5.7% and is based on the market yield of high-quality corporate bonds of similar duration to the pension plan liabilities.

        Significant changes in assumptions, driven by changes in financial markets, asset performance different from the assumed rate of return, significant new plan enhancements, acquisitions, divestitures, changes in the regulatory environment, and the measurement uncertainty incorporated into the actuarial valuation process could materially affect Norbord's future plan assets, accrued benefit obligations, pension expense and pension contributions.

Common Shares

Under the Dividend Reinvestment Plan, 172,058 common shares were issued in 2004 compared to 2,261,000 in 2003. For eight consecutive quarters ending in the fourth quarter of 2003, Norbord's major shareholder, Brascan Corporation, elected to take dividends in shares in lieu of cash. The reduction in shares issued under the Dividend Reinvestment Plan in 2004 reflects this fact. At December 31, 2004, Brascan owned approximately 36% of Norbord's outstanding common shares compared to approximately 43% at year-end 2003.

        The Board of Directors approved a share repurchase program in October 2004 whereby the Company may purchase on the open market up to 7.5 million common shares, representing 5% of the total shares outstanding. Purchases may be made between November 2, 2004 and November 1, 2005. During 2004, 1.9 million shares were purchased and cancelled at a cost of $17 million. Since 1997, 17.5 million shares have been purchased and cancelled at a cost of $95 million.

NORBORD ANNUAL REPORT 2004	31	MANAGEMENT'S DISCUSSION AND ANALYSIS

Common Share Information	2004	2003	2002	2001	2000
Shares outstanding at year-end (000s)	149,284	148,198	144,450	141,561	140,307
Dividends (US $ millions)	$168	$43	$36	$36	$36
Book value (US $)	$3.42	$5.79	$5.30	$5.50	$5.65
Market price at year-end (CAD $)	$12.40	$10.85	$8.25	$7.50	$7.10
Dividend yield	3.2% (1)	3.7%	4.8%	5.3%	5.6%
(1) Excludes special dividend of CAD $1.00 per share paid September 30, 2004.
At January 27, 2005, the number of common shares outstanding amounted to 149.3 million, in line with year-end. No common shares were repurchased between December 31, 2004 and January 27, 2005.
Dividends

Dividends to common shareholders totalled $168 million in 2004 including the payment of a CAD $1.00 per share special dividend on September 30, 2004. In 2003 common dividends totalled $43 million. The annual dividend was CAD $1.40 in 2004 and CAD $0.40 in 2003.

        Preferred share dividends totalled $2 million in 2004, unchanged from 2003. The Canadian prime interest rate is used to determine the dividend rate. The prime rate averaged 4.0% in 2004, down 70 basis points from 2003. Preferred share capital outstanding at year-end 2004 totalled 2.4 million shares or $38 million.

Stock-Based Compensation

The Company accounts for stock options using the fair value method. Under this method, compensation expense for options is measured at the grant date using an option pricing model and recognized on a straight-line basis over the vesting period. In both 2003 and 2004 the Company recognized $1 million in compensation expense related to stock options.

        Shares issued under the Company's stock option plan totalled 2.8 million in 2004, generating proceeds of $17 million. Options on 1.5 million shares were exercised during 2003. Options on 2.1 million shares were outstanding at year-end 2004, with 41% vested. During the year, the exercise price on all outstanding options was decreased by CAD $5.41 to reflect the distribution of Fraser Papers (CAD $4.41) and the payment of the special dividend (CAD $1.00). The exercise price for these options is between CAD $0.72 and CAD $10.73, with expiry at various dates to 2014.

Transactions with Related Parties

In 2004 the Company provided certain administrative services to Fraser Papers (see page 19), a company related by virtue of being under common significant influence. The services are charged on a cost recovery basis.

        In 2003 the Company paid $1 million in miscellaneous fees to a party related by virtue of being under common significant influence.

Labour Relations
Negotiations were completed in June 2004 for a new five-year agreement with the Communications, Energy and Paperworkers Union of Canada representing members at the La Sarre, Quebec, OSB mill. The agreement expires June 30, 2009 and provides for wage and benefit increases of $4 million over the term of the contract. The cost of the package should be partially offset by productivity gains.

        The collective agreement with the Teamsters Union representing approximately 130 members at the Val d'Or, Quebec mill expired December 31, 2004. Negotiations have commenced and a settlement is expected in the second quarter of 2005. The terms of the agreement are expected to be similar to the agreement ratified at the La Sarre mill.

        There are no labour union contracts expiring in 2005. Approximately 40% of Norbord's employees are unionized.

MANAGEMENT'S DISCUSSION AND ANALYSIS	32	NORBORD ANNUAL REPORT 2004

Risks and Uncertainties
Norbord is exposed to a number of risks in the normal course of its business that have the potential to affect the operating performance of the Company. Major risks are discussed below.

Price Sensitivities

Norbord's earnings are sensitive to changes in world economic conditions, primarily in North America and Europe. Forest products markets are competitive and cyclical in nature and prices for many products are sensitive to variations in supply and demand.

        Based on operating at capacity, the following table shows the approximate annualized impact of changes in product prices on after-tax earnings.

			Average
	Sensitivity	Impact on	Mill Nets
	Factor	Earnings	4th Quarter
	(US $)	(US $ millions)	2004
OSB	$10 per Msf-7/16"	$ 23	$ 260
Other panels	$10 per Msf-7/16"	9	222

Norbord is exposed to commodity price risk on both inputs (e.g., fibre, resin and energy) and outputs (e.g., OSB and MDF), and monitors market developments in all commodity prices to which it is materially exposed. No liquid futures markets exist for the majority of Norbord's commodity inputs and outputs but, where possible, Norbord will hedge a portion of its commodity price exposure up to Board-approved limits in order to reduce the potential negative impact of rising commodity input prices and falling commodity output prices. Should Norbord decide to hedge any of this exposure, it will hedge physically with suppliers and customers and, if unfeasible, purchase financial hedges where liquid markets exist.

        At December 31, 2004, Norbord hedged approximately 50% of its expected natural gas consumption through March 2005, and 25% from April 2005 to June 2005, by locking in the price directly with its suppliers. Norbord also hedged most of its deregulated electricity consumption through September 2005 with the remainder at regulated prices. The majority of Norbord's energy inputs by volume are biomass, making Norbord's mills more than 60% energy self-sufficient. This ratio will increase once the Jefferson energy system project is completed in the second quarter of 2005, resulting in a 35% reduction in Norbord's North American natural gas consumption.

Competition

The forest products industry is a highly competitive business environment in which companies compete, to a large degree, on the basis of price. Norbord's principal market is the US where it competes with North American and, in some instances, foreign producers. Norbord's European operations compete primarily with other European producers. Certain competitors may have lower-cost facilities than Norbord. Norbord's ability to compete in these and other markets is dependent on a variety of factors such as manufacturing costs, continued free access to markets, customer service, product quality and currency exchange rates.

Foreign Exchange

Norbord competes within North American and European markets where product prices are significantly influenced by US dollar and Euro exchange rates.

Norbord's foreign exchange exposure arises from the following sources:

> Net investments in self-sustaining foreign operations, limited to Norbord's investment in its European operations,
> Net Canadian dollar-denominated monetary assets and liabilities, and
> Committed or anticipated foreign currency transactions, primarily Canadian dollar costs in Norbord's Canadian operations and Euro revenues in Norbord's UK operations.

NORBORD ANNUAL REPORT 2004	33	MANAGEMENT'S DISCUSSION AND ANALYSIS

Norbord's policy is to hedge all significant balance sheet foreign exchange exposures. The Company may hedge a portion of foreign currency cash flows for periods up to three years in order to reduce the potential negative effect of a strengthening Canadian dollar versus the US dollar or a weakening Euro versus the British pound.

        In 2004 Norbord was negatively impacted by the strengthening Canadian dollar, realizing an average exchange rate, relative to the US dollar, of US $0.768 (2003 - US $0.700) on its Canadian dollar costs. There were no Canadian dollar cost hedges maturing in 2004 (2003 - CAD $28 million at US $0.637 average rate).

        The Euro strengthened versus the British pound from an average rate of £0.692 in 2003 to £0.678 during 2004, ending the year at £0.706. This level is considered cost competitive for British manufacturers, improving export opportunities and reducing pressure from Continental European imports.

        There were no Canadian dollar cost hedges or Euro revenue hedges outstanding at December31, 2004. Each US one-cent change in the value of the Canadian dollar will impact annualized after-tax earnings by approximately $1 million in 2005. Each British pound one-pence change in the value of the Euro will impact after-tax earnings by approximately £1 million in 2005.

Environmental Issues

Norbord's operations are subject to a range of general and industry-specific environmental laws and regulations relating to air emissions, wastewater discharges, solid and hazardous waste management, and site remediation.

        Maximum Achievable Control Technology (MACT) regulations, designed to reduce hazardous air emissions, took effect in the US in 2004. The new standards apply to more than 200 mills manufacturing plywood, OSB, MDF, particleboard and other wood composite panels.

        Norbord's eight US operations will be fully compliant with the MACT requirement by the end of 2006, in advance of the October 1, 2007 compliance deadline. Overall compliance with MACT regulations will cost Norbord approximately $40 million, of which $28 million has already been approved for the installation of emission control equipment at the Nacogdoches, Texas, Minnesota, and New York mills.

        A separate MACT regulation has been approved to control the emissions of hazardous air pollutants from industrial boilers. Four Norbord operations may be affected by these regulations. However, capital requirements for compliance are not expected to be material.

For more detailed information on Norbord's emission control projects, consult the Report on Environment, Health and Safety included in this annual report.

Fibre Resource

While Norbord does not own any timberland, it does adhere to the principles of sustainable management and to third-party certification to verify that its wood fibre is sourced from sustainable, managed forests.

        Norbord's wood fibre supply comes from several different sources. In the US, roundwood logs are primarily sourced from private and industry owned woodlands. The MDF mill also purchases woodchips and sawdust from local sawmills. In Europe, wood fibre is purchased from government-owned and private landowners. Fibre for OSB comes from roundwood logs, while the MDF and particleboard mills source fibre in the form of roundwood logs, woodchips, sawdust and recycled wood. Norbord's Quebec and Ontario mills purchase roundwood largely from third parties holding forestry licences on Crown land. Norbord holds forestry licences to source 841,800 cubic metres of poplar and birch from Crown timberland in Ontario and Quebec.

        The Crown licences require the payment of stumpage fees for the timber harvested and compliance with specified rehabilitation and silvicultural management practices. The licences cover periods ranging from 20 to 25 years and are renewed or extended every 5 years. They can be revoked or cancelled for non-performance. The licences also contain terms and conditions that

MANAGEMENT'S DISCUSSION AND ANALYSIS	34	NORBORD ANNUAL REPORT 2004

could, under limited circumstances, result in a reduction of annual allowable timber that may be harvested by Norbord without any compensation.

        The I-joist mill purchases lumber and OSB from manufacturers.

Aboriginal Land Claims

In July 1998, the Cree Nation in Northern Quebec launched a lawsuit against the federal and provincial governments and forest products companies operating in the region, including Norbord. The lawsuit claimed that forestry on aboriginal lands threatened the traditional Cree way of life protected under the James Bay and Northern Quebec Agreement signed in 1974.

        The case was resolved February 7, 2002 outside of court, with an agreement between the Cree Nation and the Quebec government. The Agreement encompassed the management of all natural resources. Most of the changes to the Forestry Code resulting from this Agreement are now known. However, their impact cannot be fully measured until the Ministry of Natural Resources, Parks, and Wildlife approves or modifies the five-year forest management plans submitted in December 2003 by Norbord and the other harvest licence holders. The amended cutting rights will be made public after April 1, 2005. A provincial government panel has recommended a 20% reduction in the annual harvest of softwood only. While Norbord uses principally hardwood species, the Agreement is expected to affect the timber allocations and harvesting costs for Norbord's operations in Quebec.

Outlook for 2005
Following a year in which US housing starts averaged a record 1.95 million, it is expected that homebuilding will be modestly lower in 2005, though well above historical averages. Housing starts have averaged 1.74 million over the past five years. The US economy is expected to remain supportive of interest rates that favour new home construction and continued strong sales of existing housing stock. The single-family segment, the single largest end-use of OSB, is forecast to account for approximately 80% of all new homes in 2005.

        Structural panel consumption in North America is expected to remain strong in 2005 at about 43 billion square feet - comparable to 2004. OSB constitutes approximately 60% of all structural panel usage. Additional OSB production capacity from new and existing mills will be introduced to the North American market in 2005 - estimated at 1.1 billion square feet (3/8-inch basis). Norbord's OSB production is expected to increase approximately 3% in 2005, largely as a result of capital improvement projects at its two mills in Texas and at the newly acquired mill in Belgium. All other Norbord OSB mills are expected to operate at the same or greater production levels as 2004. Value-added products are expected to account for approximately 25% of Norbord's OSB output.

        European demand for OSB is expected to continue growing by 10-15% in 2005. Prices strengthened significantly during 2004 and are expected to remain strong as no new production capacity is expected to be introduced in Europe until 2006. MDF markets in North America and Europe will remain competitive in 2005, largely as a result of pressures on the furniture manufacturing sector. Norbord's success in MDF will continue to be driven by its product mix, customer service levels, and its low cost manufacturing position in the United Kingdom.

        European particleboard demand is expected to continue at 2004 levels. Norbord's value-added kitchen component business is expected to continue growing in 2005 following a 20% growth in sales in 2004.

NORBORD ANNUAL REPORT 2004	35	MANAGEMENT'S DISCUSSION AND ANALYSIS

Summary

While OSB prices likely reached a peak in 2004, market conditions are expected to remain favourable. OSB prices are forecast to remain above historical or trend levels. European panel markets are also expected to remain healthy in 2005.

        The Company expects to be minimally impacted by a stronger Canadian dollar. Margin improvements in 2005, planned at $33 million at constant prices and exchange rates compared with 2004, are expected to largely offset increased manufacturing costs.

        Cash flow from operating activities in 2005 is expected to be sufficient to fund capital investments as well as interest and dividend requirements. Undrawn committed term bank lines amounted to $202 million at December 31, 2004, and cash balances totalled $215 million, which supports short-term liquidity requirements. Public and private debt markets remain open to the Company as it continues to retain investment grade credit ratings.

         The Company's overall strategy is to continue building shareholder value through timely investments and operational efficiency.

The foregoing contains a review of developments that impacted on Norbord's performance during 2004. Forward-looking statements and estimates are also discussed. Such comments will be affected by, and involve, known and unknown risks and uncertainties, which may cause the actual results of the Company to be materially different from those expressed or implied.
Definitions
The following non-GAAP measures have been used in this MD&A. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. The following is a quantitative reconciliation of each non-GAAP measure to the nearest comparable GAAP measure.

EBITDA is earnings from continuing operations before interest, income taxes, depreciation and amortization. EBITDA is presented as a useful indicator of a company's ability to incur and service debt and meet capital expenditure requirements. Norbord interprets EBITDA trends as an indicator of relative operating performance.

EBITDA margin (%) is EBITDA as a percentage of net sales.

Operating working capital is accounts receivable plus inventory less accounts payable.

Total working capital is operating working capital plus cash and cash equivalents.

Capital employed is the sum of property, plant and equipment, operating working capital and other assets.

ROCE (return on capital employed) is EBITDA divided by capital employed. ROCE is a key measurement of financial performance, focusing on cash and the efficient use of capital.

ROE (return on common equity) is earnings available to common shareholders (earnings less preferred share dividends) divided by common shareholders' equity. ROE is a measure of returns provided to common shareholders.

Total shareholder return assumes the reinvestment of all dividends in shares of Norbord. The shares of Fraser Papers received in the distribution are assumed to be disposed on the first day of trading with the reinvestment of the proceeds in Norbord shares.

MANAGEMENT'S DISCUSSION AND ANALYSIS	36	NORBORD ANNUAL REPORT 2004

Net debt is long-term debt including the current portion and bank advances less cash and cash equivalents. Net debt is a useful indicator of a company's debt position.

Net debt to capitalization is net debt divided by the sum of net debt and shareholders' equity. Net debt to capitalization is a key measure of a company's relative debt position. Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet.

Book value per share is common shareholders' equity divided by common shares outstanding.

EBITDA
(US $ millions)	2004	2003	2002	2001	2000
Earnings	$326	$126	$13	$12	$94
Less: Earnings from discontinued operations	6	40	(6)	(10)	(36)
Add: Premium on early extinguishment of debt, net	9	-	-	-	-
Add: Interest expense	31	37	37	33	25
Less: Interest and other income	(6)	(5)	(6)	(6)	(27)
Add: Income tax	183	91	(20)	(22)	2
Add: Depreciation	82	76	71	43	43
EBITDA	$631	$365	$89	$50	$101

Capital Employed
(US $ millions)	2004	2003	2002	2001	2000
Property, plant and equipment	$927	$833	$857	$657	$606
Accounts receivable	150	115	84	63	65
Inventory	90	66	61	62	65
Accounts payable and accrued liabilities	(238)	(187)	(145)	(118)	(100)
Other assets	5	6	66	31	32
Unrealized balance sheet hedge losses (1)	(16)	(16)	(1)	-	-
Capital employed	$918	$817	$922	$695	$668
(1) Included in other liabilities.

Net Debt
(US $ millions)	2004	2003	2002	2001	2000
Long-term debt	$450	$657	$658	$686	$575
Current portion of long-term debt	1	2	153	3	7
Bank advances	-	-	1	-	1
Cash and cash equivalents	(215)	(177)	(67)	(116)	(107)
Net debt	$236	$482	$745	$573	$475

NORBORD ANNUAL REPORT 2004	37	MANAGEMENT'S DISCUSSION AND ANALYSIS

> Management's responsibility for financial statements

The accompanying consolidated financial statements and all information in this annual report are the responsibility of management and have been approved by the Board of Directors.

        The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Financial statements are not precise since they include certain amounts based upon estimates and judgements. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances in order to ensure that the consolidated financial statements are presented fairly, in all material respects, in accordance with Canadian generally accepted accounting principles. The financial information presented elsewhere in this annual report is consistent with that in the consolidated financial statements.

        The Company maintains systems of internal controls, which are designed to provide reasonable assurance that accounting records are reliable and to safeguard the Company's assets.

        The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

        The Audit Committee is appointed by the Board and reviews the consolidated financial statements and management's discussion and analysis; considers the report of the external auditors; assesses the adequacy of the internal controls of the Company; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

January 26, 2005

J. Barrie Shineton	John Tremayne
President & Chief Executive Officer	Executive Vice President &
Chief Financial Officer

AUDITORS' REPORT	38	NORBORD ANNUAL REPORT 2004

> Auditors' report

To the Shareholders of Norbord Inc. (formerly Nexfor Inc.)

We have audited the consolidated balance sheets of Norbord Inc. (formerly Nexfor Inc.) as at December 31, 2004 and 2003 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Canada
January 26, 2005	Chartered Accountants

NORBORD ANNUAL REPORT 2004	39	CONSOLIDATED BALANCE SHEETS

> Consolidated balance sheets

As at December 31
(US $ millions)	2004	2003
		(restated -
		note 2)
Assets
Current assets:
Cash and cash equivalents	$215	$177
Short-term investment (note 3)	-	60
Accounts receivable	150	115
Inventory (note 4)	90	66
Assets of discontinued operations (note 12)	-	237
Future income taxes (note 10)	4	5
	459	660
Property, plant and equipment (note 5)	927	833
Other assets	5	6
Assets of discontinued operations (note 12)	-	562
Future income taxes (note 10)	-	2
	$1,391	$2,063

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$238	$187
Liabilities of discontinued operations (note 12)	-	125
Current portion of long-term debt (note 6)	1	2
	239	314
Long-term debt (note 6)	450	657
Other liabilities (notes 7 and 14)	52	59
Liabilities of discontinued operations (note 12)	-	140
Future income taxes (note 10)	102	-
Shareholders' equity (note 8)	548	893
	$1,391	$2,063
(See accompanying notes)

On behalf of the Board:

K. Linn Macdonald	J. Barrie Shineton
Chairman	President & Chief Executive Officer

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS	40	NORBORD ANNUAL REPORT 2004

> Consolidated statements of earnings and retained earnings

Years ended December 31
(US $ millions, except per share information)	2004	2003
Earnings
Net sales	$1,486	$1,064

Earnings from continuing operations before interest, premium on early
extinguishment of debt, income tax and depreciation	631	365
Interest and other income	6	5
Interest expense (note 6)	(31)	(37)
Earnings from continuing operations before premium on early
extinguishment of debt, income tax and depreciation	606	333
Premium on early extinguishment of debt (note 6)	(9)	-
Depreciation	(82)	(76)
Income tax (note 10)	(183)	(91)

Earnings from continuing operations	332	166
Earnings from discontinued operations (note 12)	(6)	(40)

Earnings	$326	$126
Earnings from continuing operations per common share (note 9)
- Basic	$2.21	$1.12
- Diluted	$2.19	$1.12
Earnings per common share (note 9)
- Basic	$2.16	$0.85
- Diluted	$2.14	$0.85

Retained Earnings
Balance, beginning of year	$245	$167
Impact of change in accounting policy (note 2)	-	(3)
Revised balance, beginning of year	245	164
Earnings	326	126
Preferred share dividends	(2)	(2)
Common share dividends	(166)	(43)
Repurchase of common shares (note 8)	(16)	-
Balance, end of year	$387	$245
(See accompanying notes)

NORBORD ANNUAL REPORT 2004	41	CONSOLIDATED STATEMENTS OF CASH FLOWS

> Consolidated statements of cash flows

Years ended December 31
(US $ millions)	2004	2003
Cash Provided by (Used for):

Operating Activities
Earnings from continuing operations	$332	$166
Items not affecting cash:
Depreciation	82	76
Future income taxes (note 10)	113	44
Other items	10	(2)
	537	284
Net change in non-cash working capital balances (note 11)	25	(4)
	562	280

Investing Activities
Capital investments	(67)	(31)
Acquisitions (note 13)	(98)	-
Collection of note receivable (note 12)	83	-
Sale of short-term investment (note 3)	60	-
Other	(37)	(4)
	(59)	(35)

Financing Activities
Repurchase of 6 7/8% debentures (note 6)	(200)	-
Repayment of 7 1/2% debentures (note 6)	-	(150)
Premium on early extinguishment of debt (note 6)	(9)	-
Other debt repaid (notes 6 and 11)	(9)	(4)
Dividends	(168)	(31)
Realized interest rate swap gain (note 6)	-	23
Issue of common shares (note 8)	17	8
Repurchase of common shares (note 8)	(17)	-
	(386)	(154)

Increase in cash and cash equivalents from continuing operations	117	91
Cash distributed with Fraser Papers (note 12)	(30)	-
Proceeds from sale of discontinued operations (note 12)	-	45
Increase (decrease) in cash from discontinued operations (note 12)	(49)	(26)
Increase in cash and cash equivalents	$38	$110

Cash and cash equivalents comprise:
Cash	$11	$19
Cash equivalents	204	158
	$215	$177
(See accompanying notes)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	42	NORBORD ANNUAL REPORT 2004

> Notes to the consolidated financial statements

        (in millions of US dollars, except per share information)

In these notes "Norbord" means Norbord Inc. (formerly Nexfor Inc.) and all of its consolidated subsidiaries and affiliates, and "Company" means Norbord Inc. as a separate corporation.
Note 1. Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries.

         On June 30, 2004, the Company completed the distribution of its paper and timberlands business (Fraser Papers) to its common shareholders. Concurrent with this distribution, Nexfor Inc. was renamed Norbord Inc. In accordance with Canadian generally accepted accounting principles (GAAP), the assets, liabilities, net sales, expenses and cash flows relating to Fraser Papers have been reclassified as discontinued operations (note 12).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses during a period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits and investment grade money market securities and bank term deposits with maturity of three months or less from the date of purchase. Cash and cash equivalents are recorded at cost, which approximates market value.

Inventories

Inventories of raw materials and operating and maintenance supplies are valued at the lower of cost and replacement cost, with cost determined on an average cost basis.

        Inventories of finished goods are valued at the lower of cost and net realizable value, with cost determined on an average cost basis. Cost includes direct material, direct labour and an allocation of overhead.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and are depreciated on a straight-line basis. The rates of depreciation are intended to fully depreciate the assets over the following periods, which approximate their useful lives:

	Buildings	20 to 40 years
	Production equipment	10 to 15 years

Interest is capitalized on major capital projects during construction. Costs, net of revenues, incurred during the start-up period of major capital projects are deferred as other assets and amortized over the early productive life of the project.

NORBORD ANNUAL REPORT 2004	43	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Employee Future Benefits

Norbord sponsors various defined benefit and defined contribution pension plans, which cover substantially all employees and are funded in accordance with applicable plan and regulatory requirements. The benefits under Norbord's defined benefit pension plans are generally based on an employee's length of service and the final five years' average salary, and the plans do not provide for indexation of benefit payments. Norbord also provides non-pension post-retirement benefits to certain eligible retirees, consisting of medical and dental benefits, which are funded on a pay-as-you-go basis.

         The measurement date for all defined benefit plans is December 31. The obligations associated with Norbord's defined benefit plans are actuarially valued using the projected unit credit method pro rated on services, management's best estimate assumptions for expected investment performance, salary escalation, health care cost trend rates, and a current market discount rate. For the purpose of calculating the expected return on plan assets, those assets are measured at fair value. Prior service costs related to plan amendments and transitional assets are amortized on a straight-line basis over the estimated average remaining service lives (EARSL) of the employee groups. The net actuarial gains or losses in excess of 10% of the greater of the accrued benefit obligation and the fair value of plan assets are amortized on a straight-line basis over EARSL.

Revenue Recognition

Net sales are recognized when the risks of ownership pass to the purchaser. This is generally when goods are shipped. Sales are recorded net of freight and discounts.

Stock Options

The Company accounts for stock options using the fair value method. Under the fair value method, compensation expense for options is measured at the grant date using an option pricing model and recognized in earnings on a straight-line basis over the vesting period.

Income Taxes

The Company uses the liability method of accounting for income taxes. Accordingly, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. In addition, the effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment or substantive enactment date.

Translation of Foreign Currencies

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

        Monetary assets and liabilities denominated in currencies other than an entity's functional currency are translated at the rate of exchange prevailing at year-end. Gains or losses on translation of these items are included in the consolidated statement of earnings. Gains or losses on transactions that hedge these items are also included in the consolidated statement of earnings.

        Gains or losses on transactions that serve to hedge future foreign currency-denominated cash flows are recognized at their settlement dates and are included in cost of sales.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	44	NORBORD ANNUAL REPORT 2004

Financial Instruments

The Company utilizes derivative financial instruments solely to manage its foreign currency, interest rate, and commodity price exposures in the ordinary course of business. Derivatives are not used for trading or speculative purposes. All hedging relationships, risk management objectives, and hedging strategies are formally documented and periodically assessed to ensure the changes in the value of these derivatives are highly effective in offsetting changes in the fair values or cash flows of the hedged exposures. Accordingly, all gains and losses (realized and unrealized, as applicable) on such derivatives are recognized in the same manner as gains and losses on the underlying exposure being hedged. Any resulting carrying amounts are included in other assets if there is an unrealized gain on the derivative or other liabilities if there is an unrealized loss on the derivative.

        The carrying value of financial instruments approximates fair value, except where disclosed in these notes. Fair values disclosed are determined using actual quoted market prices or, if not available, indicative prices based on similar publicly traded instruments. The fair value of derivative financial instruments reflects the estimated amount that the Company would have paid or received if forced to settle all outstanding contracts at year-end. This fair value represents a point-in-time estimate that may not be relevant in predicting the Company's future earnings or cash flows.

        The Company is exposed to credit risk in the event of non-performance by its derivatives counterparties. However, the Company's Board-approved financial policies require that derivative transactions be executed only with approved highly rated counterparties under master netting agreements, and therefore the Company does not anticipate any non-performance.

Note 2. Change in Accounting Policy
Effective January 1, 2004, the Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants for the recognition and disclosure of obligations associated with the retirement of tangible long-lived assets. This change in accounting policy has been effected retroactively with prior periods restated to reflect the impact of the change. All asset retirement obligations recorded were in respect of landfill closure and remediation costs at Fraser Papers. Accordingly, these obligations have been classified as liabilities of discontinued operations. The cumulative effect of the change was a decrease of 2003 opening retained earnings of $3. The change in policy did not materially impact earnings in 2004 and 2003.
Note 3. Short-Term Investment	During the first quarter of 2004, a convertible subordinated debenture of Canfor Corporation, with a face value of CAD $78, was sold for proceeds of $60 (CAD $78), net of expenses.

Note 4.		2004	2003
Inventory	Raw materials	$28	$22
	Finished goods	27	21
	Operating and maintenance supplies	35	23
		$90	$66

NORBORD ANNUAL REPORT 2004	45	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 5.			Accumulated	Net Book Value
Property, Plant		Cost	Depreciation	2004	2003
and Equipment	Buildings	$242	$78	$164	$168
	Production equipment	1,339	576	763	665
		$1,581	$654	$927	$833

	Included in property, plant and equipment is construction in progress of $36 (2003 - $7) and net capitalized interest of $10 (2003 - $12).

Note 6.				2004	2003
Long-Term Debt	6 7/8% debentures due 2005			$-	$200
	8 1/8% debentures due 2008			200	200
	7 1/4% debentures due 2012			250	250
	Other debt			1	9
				451	659
	Current portion of long-term debt			(1)	(2)
				$450	$657

Maturities of long-term debt at December 31, 2004, are: 2005 - $1; 2006 - nil; 2007 - nil; 2008 - $200; 2009 - nil; and subsequent - $250.

        During the year, the Company redeemed its outstanding 6 7/8% debentures due 2005 and unwound $50 of interest rate swaps. The premium paid on repurchase, net of the recognition of gains on interest rate swaps, was $9. At December 31, 2004, the Company had $375 (2003 - $425) of interest rate swaps outstanding. The terms of these swaps correspond to the terms of the underlying debentures.

        In 2003, the Company entered into interest rate swap agreements of $50 that effectively convert the interest expense on a portion of designated debentures to floating rates. In addition, interest rate swap agreements of $150 matured during 2003.

        In 2003, the Company realized a gain of $23 in respect of $375 of interest rate swaps. These gains are being deferred and amortized over the remaining term of the debt against which these swaps were designated as hedges. These swaps were replaced with new swaps of $375 that effectively convert a portion of the Company's interest expense from fixed rates to floating rates. Norbord has committed unsecured revolving bank lines of $208. These bank lines mature in 2007, bear interest at money market rates plus a margin that varies with the Company's credit rating, and contain certain financial covenants that the Company must comply with on a quarterly basis. At December 31, 2004, $6 of these lines were utilized for letters of credit, with the balance available to support short-term liquidity requirements. The effective interest rate on Norbord's debt-related obligations including the impact of the interest rate swaps is 5.3% at December 31, 2004 (2003 - 4.7%). The aggregate fair value of Norbord's debt is $472, consisting of debt of $502 and gains on interest rate swaps of $30.

        Interest expense on long-term debt for the year, including the impact of interest rate swaps, was $31 (2003 - $37). Total interest paid during the year was $49 (2003 - $50) including $12 of call premiums paid on the redemption of the 6 7/8% debentures.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	46	NORBORD ANNUAL REPORT 2004

Note 7.		2004	2003
Other Liabilities	Deferred interest rate swap gains	$28	$37
	Unrealized fair value hedge losses	15	15
	Accrued pension and post-retirement benefits (note 14)	4	3
	Other liabilities	5	4
		$52	$59

	The unrealized fair value hedge losses are offset by unrealized gains on the underlying exposures being hedged.

Note 8.		2004	2003
Shareholders'	Capital stock:
Equity	2,400,000 Class A preferred shares Series I	$38	$38
	149,283,888 common shares (2003 - 148,198,305)	118	605
	Retained earnings	387	245
	Cumulative translation adjustment	5	5
		$548	$893
As at December 31, 2004, the authorized capital stock of the Company is as follows:

- Class A preferred shares, an unlimited number; 20,000,000 Series 1, bearing dividends at 72% of prime plus an adjustment factor (currently 28% of prime), cumulative and redeemable at issue price.
- Class B preferred shares, an unlimited number.
- Non-voting participating shares, an unlimited number.
- Common shares, an unlimited number.

Summary of common share transactions:

	2004		2003
	Shares	Amount	Shares	Amount
Balance, beginning of year	148,198,305	$605	144,449,875	$583
Return of capital	-	(503)	-	-
Dividend reinvestment plan	172,058	-	2,261,030	14
Issue of common shares	2,816,325	17	1,487,400	8
Repurchase of common shares	(1,902,800)	(1)	-	-
Balance, end of year	149,283,888	$118	148,198,305	$605

The Company declared a special dividend of CAD $1.00 per common share, which was paid on September 30, 2004 to shareholders of record on September 20, 2004.

        The distribution of the Company's interest in Fraser Papers reduced shareholders' equity by $503 by way of a reduction of common stock. The distribution was accounted for as a return of capital (note 12).

         Under the Company's stock option plan, the Board of Directors of the Company may issue stock options to certain directors and employees of Norbord. These options vest over a 5-year period and expire 10 years from the date of issue. Included in cost of sales is $1 (2003 - $1) related to these options. During the year, the exercise price on all outstanding options was decreased by CAD $5.41 to reflect the distribution of Fraser Papers (CAD $4.41) and the payment of the special dividend (CAD $1.00). All options exercised were settled through the issuance of common shares.

NORBORD ANNUAL REPORT 2004	47	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the changes in options outstanding during the year:
		2004		2003
			Weighted		Weighted
			Average		Average
			Exercise		Exercise
		Shares	Price (CAD $)	Shares	Price (CAD $)
Balance, beginning of year		4,537,325	$7.84	5,071,950	$7.63
Options granted		788,000	11.30	1,074,375	7.94
Options exercised		(2,816,325)	7.19	(1,487,400)	7.22
Exercise price adjustment			(5.41)		-
Options cancelled		(443,300)	3.99	(121,600)	7.85
Balance, end of year		2,065,700	$3.61	4,537,325	$7.84
Exercisable at year-end		846,812	$2.54	1,787,070	$7.92

The following table summarizes the weighted average exercise prices and the weighted average remaining contractual life of the options outstanding at December 31, 2004:
	Options Outstanding			Options Vested
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
Range of Exercise		Contractual	Exercise		Exercise
Prices (CAD $)	Shares	Life	Price (CAD $)	Shares	Price (CAD $)
$0.72	40,700	4.1	$0.72	40,700	$0.72
$1.49-$2.32	362,300	6.5	1.63	193,380	1.54
$2.54-$3.79	1,116,000	6.2	2.85	604,532	2.95
$4.26-$5.83	446,700	8.9	5.81	8,200	4.50
$10.73	100,000	9.5	10.73	-	-
	2,065,700	7.0	$3.61	846,812	$2.54

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	48	NORBORD ANNUAL REPORT 2004

Note 9.	Earnings per common share is calculated as follows:
Earnings per
Common Share		2004	2003
	Earnings from continuing operations available to common shareholders:
	Earnings from continuing operations	$332	$166
	Less: Preferred share dividends	(2)	(2)
		$330	$164
	Earnings available to common shareholders:
	Earnings	$326	$126
	Less: Preferred share dividends	(2)	(2)
		$324	$124
	Common shares (millions):
	Weighted average number of common shares outstanding	149.8	145.7
	Stock options	1.2	0.3

	Diluted number of common shares	151.0	146.0
	Earnings from continuing operations per common share:
	Basic	$2.21	$1.12
	Diluted	$2.19	$1.12
	Earnings per common share:
	Basic	$2.16	$0.85
	Diluted	$2.14	$0.85

Stock options issued under the Company's stock option plan (note 8) are included in the calculation of diluted number of common shares to the extent the exercise price of those options is less than the average market price of the Company's common shares during the year.
Note 10. Income Taxes
Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities in the financial statements and the amounts used for income tax purposes.

Significant components of the provision for income taxes are as follows:

	2004	2003
Current income tax expense	$70	$47
Future income tax expense	113	44
Income tax expense	$183	$91

NORBORD ANNUAL REPORT 2004	49	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The differences between income taxes computed using statutory tax rates and income tax as recorded are as follows:
	2004	2003
Earnings from continuing operations before income tax	$515	$257
Income tax expense at combined statutory rates	172	91
Effect of:
Rate differences on foreign activities	7	(8)
Large corporations tax and other	4	8
Income tax expense	$183	$91

The income tax effects of temporary differences that give rise to future income taxes are as follows:
	2004	2003
Benefit of tax loss-carryforwards	$32	$109
Investment tax credits	15	24
Alternative minimum taxes paid	1	6
Post-employment benefits	1	(1)
Other future income tax liabilities	(9)	(6)
Property, plant and equipment	(138)	(125)
Future income taxes, net	$(98)	$7

Represented by:
Current future income tax asset	$4	$5
Long-term future income tax asset	-	2
Long-term future income tax liability	(102)	-
	$(98)	$7

Income and income-related taxes of $72 (2003 - $9) were paid during the year.
Note 11.	The net change in non-cash working capital balances comprises:
Change in
Non-Cash		2004	2003
Working Capital	Cash provided by (used for):
	Accounts receivable	$(7)	$(17)
	Inventory	(11)	(3)
	Accounts payable and accrued liabilities	43	16
		$25	$(4)

	Changes in bank advances and current portion of long-term debt are included in other debt repaid.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	50	NORBORD ANNUAL REPORT 2004

Note 12. Discontinued Operations
On June 30, 2004, the Company completed the distribution of its paper and timberlands business (Fraser Papers) to its common shareholders. Results of Fraser Papers have been included in discontinued operations in the consolidated statements of earnings and cash flows up to the date of distribution. The December 31, 2003 consolidated balance sheet includes assets and liabilities relating to Fraser Papers.

         Following the distribution, Norbord held an $83 note payable from Fraser Papers. On September 30, 2004, the note was repaid.

         Norbord continues to provide certain administrative services on an interim basis to Fraser Papers for a fee. To date, the fee for these administrative services is less than $1. In addition, Norbord continues to guarantee certain obligations of Fraser Papers under letters of credit, operating lease commitments, purchase commitments, landfill closure commitments, and commodity hedging contracts. The maximum potential amount of future payments that Norbord could be required to make under these obligations is estimated to be $84. This estimate excludes the amount of potential future payments related to guarantees of derivative contracts that cannot be quantified due to their nature. No amounts have been recorded in the consolidated balance sheet with respect to these guarantees.

        Fraser Papers has committed to use its best efforts to remove Norbord from these guarantees and has agreed to provide letters of credit or other acceptable collateral to secure any guarantees that remain outstanding on December 27, 2005. As security for these ongoing financial commitments to Fraser Papers, Norbord, in addition to another Fraser Papers creditor, has the right, at any time, to require Fraser Papers to provide a fixed first charge security interest over Fraser Papers' timberlands and manufacturing facilities. The Company's share of the estimated proceeds from liquidation of this security would be sufficient to cover the maximum potential amount of future payments under the guarantees.

        During 2003, the Company sold two sawmills located in Quebec. Total proceeds from the sale were $45, consisting of $38 for fixed assets and $7 for working capital. The after-tax gain on the sale of these operations is $12. The results of these two sawmills have been included in discontinued operations in the consolidated statement of earnings and cash flows until the time of sale.

         Earnings from discontinued operations include the following:

	2004	2003
Net sales	$478	$915
Pre-tax earnings	(9)	(82)
Note 13. Acquisitions
In September 2004, Norbord acquired OSB and particleboard assets at Genk, Belgium at a cost of $64. The full purchase price was allocated to property, plant and equipment.

        In March 2004, Norbord acquired a 50% interest in Northwood Panelboard Company (Northwood), bringing Norbord's ownership interest to 100%. Northwood operates an oriented strand board plant at Bemidji, Minnesota. The purchase price, net of cash acquired of $2, was allocated $28 to property, plant and equipment, and $6 to working capital.

NORBORD ANNUAL REPORT 2004	51	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 14. Employee Benefit Plans
Pension Plans

Norbord has a number of pension plans, participation in which is available to substantially all employees. Norbord's obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations, which are generally required every three years. The most recent actuarial valuation was conducted as of December 31, 2003. The date of the next required valuation is December 31, 2006, and Norbord may choose to perform an actuarial valuation at an earlier date. Information about the defined benefit pension plans is as follows:

	2004	2003
Change in Accrued Benefit Obligation During the Year:
Accrued benefit obligation, beginning of year	$44	$30
Employee contributions	1	1
Current service cost	2	2
Interest on accrued benefit obligation	3	3
Benefits paid	(3)	(2)
Net actuarial loss	-	3
Plan amendment	1	-
Foreign currency exchange rate impact	3	7
Accrued benefit obligation, end of year (1)	$51	$44

Change in Plan Assets During the Year:
Plan assets, beginning of year	$35	$23
Actual return on plan assets	3	5
Employer contributions	1	1
Employee contributions	1	1
Benefits paid	(3)	(2)
Foreign currency exchange rate impact	2	7
Plan assets, end of year (1)	$39	$35

Reconciliation of Funded Status:
Accrued benefit obligation	$51	$44
Plan assets	39	35

Accrued benefit obligation in excess of plan assets	(12)	(9)
Unamortized net actuarial loss	14	13
Unamortized prior service costs	2	-
Unamortized net transitional asset	(6)	(6)
Net accrued benefit liability	(2)	(2)
Recorded in:
Other liabilities	$(2)	$(2)
(1) All plans have accrued benefit obligations in excess of plan assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	52	NORBORD ANNUAL REPORT 2004

	2004	2003
Components of Net Pension Expense:
Current service cost	$2	$2
Interest on accrued benefit obligation	3	3
Actual return on plan assets	(3)	(5)
Net actuarial loss	-	3
Prior service costs	1	-
Difference between actual and expected return on plan assets	-	2
Difference between actual and recognized net actuarial loss	-	(3)
Difference between actual and recognized prior service costs	(1)	-
Net periodic pension expense	$2	$2

Significant Weighted Average Actuarial Assumptions:
Used in calculation of net periodic pension expense for the year:
Discount rate	5.9%	6.4%
Expected long-term rate of return on plan assets	7.8%	7.9%
Rate of compensation increase	3.7%	3.8%
Used in calculation of accrued benefit obligation, end of year:
Discount rate	5.7%	5.9%
Rate of compensation increase	3.7%	3.7%
The weighted average asset allocation of Norbord's defined benefit pension plan assets is as follows:

Asset category:
Equity investments	70%	70%
Fixed income investments	30%	30%
Total assets	100%	100%

Operating costs include $6 (2003 - $5) related to contributions to Norbord's defined contribution pension plans.

Post-Retirement Benefit Plans

Norbord funds health care benefit costs on a pay-as-you-go basis. Norbord's obligations under its post-retirement benefit plan are determined periodically through actuarial valuations. At December 31, 2004, the accrued benefit obligation related to this plan was $4 (2003 - $3) and the net accrued liability was $2 (2003 - $1). During the year, nil (2003 - nil) was included in operating costs related to this plan.

Post-Employment Benefits

Operating costs include $1 (2003 - $2) related to severance payments.

Note 15. Commitments and Contingencies
Foreign Exchange Hedges

The Company has entered into forward foreign exchange contracts of £20 (2003 - £33) and €54 (2003 - nil), and cross-currency interest rate swaps of £125 (2003 - £125), which are designated as hedges against its net investments in Europe. During the year, the Company realized a loss of $39 (2003 - $13) on its matured net investment hedges, and at year-end, the Company had an unrealized loss of $16 (2003 - $16) on its outstanding net investment hedges. These realized and unrealized losses are offset by realized and unrealized gains on the net investments being hedged.

         In addition, the Company has entered into forward foreign exchange contracts of CAD $43 (2003 - CAD $70), which are designated as a hedge against certain Canadian dollar-denominated

NORBORD ANNUAL REPORT 2004	53	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

monetary liabilities. During the year, the Company realized a loss of $1 (2003 - gain of $3) on its matured monetary liability hedges, and at year-end, the Company had an unrealized gain of $1 (2003 - $1) on these hedges outstanding. These realized and unrealized gains are offset by realized and unrealized losses on the monetary liabilities being hedged.

Other

The Company received tax advice and a tax ruling on certain tax matters related to the distribution of Fraser Papers (note 12). There can be no assurance that tax authorities will not challenge various tax filing positions taken by the Company. Such a challenge could result in an income tax and/or a withholding tax liability. In addition to the foregoing, the Company is subject to various additional uncertainties concerning the interpretation and application of tax laws in operating jurisdictions that could affect the Company's cash flows.

        Norbord has provided certain commitments and indemnifications, including those related to former businesses. The maximum amounts from many of these items cannot be reasonably estimated at this time. However, in certain circumstances, Norbord has recourse against other parties to mitigate the risk of loss.

        Norbord has entered into various commitments for capital expenditures and the future supply of operating services and materials. Commitments under operating leases at December 31, 2004, are: 2005 - $1; 2006 - $1; 2007 - $1; 2008 - $1; 2009 - nil; and subsequent - $2.

Note 16. Related Party Transactions
In 2004, the Company provided certain administrative services to Fraser Papers (note 12), a party related by virtue of being under common significant influence. In 2003, the Company paid $1 in miscellaneous fees to a party related by virtue of being under common significant influence.
Note 17. Significant Differences in Generally Accepted Accounting Principles in Canada and the United States
	These consolidated financial statements vary in certain respects from financial statements prepared in accordance with United States generally accepted accounting principles (US GAAP). Application of US GAAP would have affected the financial position and earnings of Norbord as set out below:

		2004	2003
	Adjusted Balance Sheet Accounts
	Other assets (2) (4) (7)	$36	$43
	Assets of discontinued operations, net (1) (2) (4)	-	463
	Future income taxes, asset	-	5
	Long-term debt (7)	480	698
	Other liabilities (4)	54	59
	Future income taxes, liability	98	-
	Shareholders' equity	547	824

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	54	NORBORD ANNUAL REPORT 2004

	2004	2003
Adjustments to Earnings
Earnings in accordance with Canadian GAAP	$326	$126
Provision for paper and pulp operations (1) (8)	1	1
Capitalized start-up costs (2) (8)	6	1
Income taxes relating to above adjustments	(2)	(1)

Earnings in accordance with US GAAP	331	127
Change in cumulative translation adjustment (3)	-	(6)
Minimum pension liability adjustment (4)	-	6
Unrealized gain on foreign exchange contracts (5)	-	1
Income taxes on comprehensive income items	-	(2)
Comprehensive earnings in accordance with US GAAP	$331	$126

Earnings per common share (6) - Basic	$2.20	$0.86
- Diluted	$2.18	$0.86
Adjustments to Shareholders' Equity
Shareholders' equity in accordance with Canadian GAAP	$548	$893
Adjustments affecting opening shareholders' equity
Provision for paper and pulp operations (1) (8)	(13)	(14)
Capitalized start-up costs (2) (8)	(20)	(21)
Future income tax on adjustments	12	13
Current year adjustment to earnings	5	1
Increase in charge to share capital on distribution of Fraser Papers	16	-
Cumulative comprehensive loss related to minimum pension liability (4)	(1)	(48)
Shareholders' equity in accordance with US GAAP	$547	$824

(1) Under US GAAP, the estimated future cash flows used to determine the recoverability of the paper and pulp assets must exclude carrying charges. In addition, the provision against these operations was determined by discounting the cash flows and comparing them to carrying costs of those assets.
(2) Under US GAAP, costs incurred net of revenues earned during the start-up of a new production facility must be charged to earnings in the year incurred.
(3) Under US GAAP, foreign exchange gains and losses on translation of self-sustaining foreign operations are included in the determination of comprehensive income. Under Canadian GAAP, such gains and losses are included as a separate component of shareholders' equity referred to as cumulative translation adjustment.
(4) US GAAP requires the recognition of a minimum additional pension liability in the amount of the excess of the Company's unfunded accumulated benefits obligation over the recorded pension benefits liability. An off-setting intangible pension asset is recorded equal to the unrecognized prior service costs, with any difference included in the determination of comprehensive income.
(5) Under US GAAP, foreign exchange contracts which serve as an economic hedge of future foreign currency-denominated transactions must be carried at fair value with the unrealized gains or losses for the period included in the determination of comprehensive income.
(6) Earnings per common share under US GAAP is calculated based on earnings in accordance with US GAAP.
(7) US GAAP requires a company to recognize all of its derivative instruments, whether designated in hedging relationships or not, on the balance sheet at fair value. The Company has designated certain interest rate swaps as fair value hedges.
(8) As a result of differences in the carrying amount of property, plant and equipment and other assets under Canadian and US GAAP, there is a difference in depreciation and amortization expenses.
(9) Certain income statement subtotals are not allowed under US GAAP.

NORBORD ANNUAL REPORT 2004	55	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 18.	Following the distribution of Fraser Papers (note 12), the Company has a single reportable segment. Norbord operates principally in the United States, Europe and Canada.

Geographic Segments

Net sales by geographic segment are determined based on the origin of shipment and therefore include export sales.

Segmented
Information

				Property, Plant
		Net Sales		and Equipment
		2004	2003	2004	2003
	United States	$851	$582	$556	$527
	Europe	353	265	304	238
	Canada	282	217	67	68
	Consolidated total	$1,486	$1,064	$927	$833

SELECTED QUARTERLY INFORMATION	56	NORBORD ANNUAL REPORT 2004

> Selected quarterly information

2004
(in US $ millions, except per share information)	1st	2nd	3rd	4th	Total
Earnings
Net sales	$348	$439	$364	$335	$1,486

Earnings from continuing operations before interest,
premium on early extinguishment of debt, taxes
and depreciation	155	231	156	89	631
Interest and other income	1	1	2	2	6
Interest expense	(8)	(9)	(8)	(6)	(31)
Earnings from continuing operations before premium
on early extinguishment of debt, taxes and depreciation	148	223	150	85	606
Premium on early extinguishment of debt	-	-	(9)	-	(9)
Depreciation	(19)	(20)	(21)	(22)	(82)
Income tax	(42)	(76)	(43)	(22)	(183)
Earnings from continuing operations	87	127	77	41	332
Earnings from discontinued operations	(6)	-	-	-	(6)
Earnings	$81	$127	$77	$41	$326

Earnings from continuing operations per common share
- Basic	$0.59	$0.85	$0.51	$0.26	$2.21
- Diluted	$0.59	$0.84	$0.50	$0.26	$2.19
Earnings per common share
- Basic	$0.54	$0.85	$0.51	$0.26	$2.16
- Diluted	$0.54	$0.84	$0.50	$0.26	$2.14
Common dividend per share	$0.08	$0.07	$0.08	$0.87	$1.10
Cash provided by operating activities per share	$0.38	$1.78	$0.88	$0.71	$3.75
Return on capital employed	69%	97%	74%	39%	73%
Net debt	$445	$213	$143	$236
Net debt to capitalization	31%	16%	21%	30%

NORBORD ANNUAL REPORT 2004	57	SELECTED QUARTERLY INFORMATION

2003
(in US $ millions, except per share information)	1st	2nd	3rd	4th	Total
Earnings
Net sales	$191	$224	$303	$346	$1,064

Earnings from continuing operations before interest,
premium on early extinguishment of debt, taxes
and depreciation	29	56	124	156	365
Interest and other income	1	2	-	2	5
Interest expense	(9)	(10)	(10)	(8)	(37)
Earnings from continuing operations before premium
on early extinguishment of debt, taxes and depreciation	21	48	114	150	333
Premium on early extinguishment of debt	-	-	-	-	-
Depreciation	(18)	(19)	(19)	(20)	(76)
Income tax	3	(9)	(32)	(53)	(91)
Earnings from continuing operations	6	20	63	77	166
Earnings from discontinued operations	(5)	(20)	(9)	(6)	(40)
Earnings	$1	$-	$54	$71	$126

Earnings from continuing operations per common share
- Basic	$0.04	$0.14	$0.42	$0.52	$1.12
- Diluted	$0.04	$0.14	$0.42	$0.52	$1.12
Earnings per common share
- Basic	$-	$-	$0.37	$0.48	$0.85
- Diluted	$-	$-	$0.37	$0.48	$0.85
Common dividend per share	$0.07	$0.07	$0.07	$0.08	$0.29
Cash provided by operating activities per share	$(0.09)	$0.18	$0.58	$1.25	$1.92
Return on capital employed	13%	25%	53%	73%	43%
Net debt	$800	$755	$690	$482
Net debt to capitalization	50%	49%	45%	35%

NORBORD ANNUAL REPORT 2004	58	NORBORD ANNUAL REPORT 2004

> Six-year historical review

(in US $ millions, except per share information)	2004	2003
Earnings
Net sales	$1,486	$1,064
Earnings from continuing operations before interest, premium on early
extinguishment of debt, taxes and depreciation	631	365
Interest and other income (1)	6	5
Interest expense	(31)	(37)
Earnings from continuing operations before premium on early
extinguishment of debt, taxes and depreciation	606	333
Premium on early extinguishment of debt	(9)	-
Depreciation	(82)	(76)
Income tax	(183)	(91)

Earnings from continuing operations	332	166
Earnings from discontinued operations (2)	(6)	(40)
Earnings	$326	$126
Balance Sheet
Current assets	$459	$660
Property, plant and equipment	927	833
Other assets	5	570
Total assets	$1,391	$2,063
Current liabilities	$239	$314
Long-term debt	450	657
Other liabilities	52	199
Future income taxes	102	-
Shareholders' equity	548	893
Total liabilities and shareholders' equity	$1,391	$2,063
Cash Flow
Cash provided by operating activities	$562	$280
Capital investments	(67)	(31)
Acquisitions and other investing activities	8	(4)
Debt incurred (repaid)	(218)	(154)
Dividends	(168)	(31)
Issue (repurchase) of shares	-	8
Other	-	23
Increase (decrease) in cash and cash equivalents from continuing operations	117	91
Increase (decrease) in cash from discontinued operations (2)	(79)	19
Increase (decrease) in cash and cash equivalents	$38	$110
Per Common Share
Earnings - Basic	$2.16	$0.85
- Diluted	2.14	0.85
Book value	3.42	5.79
Dividends	1.10	0.29
Market price range (CAD $)
High	16.43	11.24
Low	10.18	7.01
Close	12.40	10.85

Note: Certain figures have been reclassified to conform to the current year's presentation.
(1) Includes results of operations sold prior to 2003 totalling $63 in 1999 and nil for all other years shown.
(2) Discontinued operations represent the results of Fraser Papers, distributed in June 2004, and the Quebec sawmills, sold in October 2003.

NORBORD ANNUAL REPORT 2004	59	SIX-YEAR HISTORICAL REVIEW

2002	2001	2000	1999

$679	$497	$494	$668

89	50	101	139
6	6	27	279
(37)	(33)	(25)	(34)

58	23	103	384
-	-	-	-
(71)	(43)	(43)	(44)
20	22	(2)	(80)

7	2	58	260
6	10	36	(90)
$13	$12	$94	$170

$444	$502	$528	$576
857	657	606	440
728	670	622	650
$2,029	$1,829	$1,756	$1,666
$418	$209	$212	$230
658	686	575	363
155	122	116	134
-	-	22	24
798	812	831	915
$2,029	$1,829	$1,756	$1,666

$62	$23	$95	$142
(15)	(64)	(136)	(123)
(277)	(38)	70	118
135	66	186	(163)
(22)	(34)	(43)	(47)
-	-	(143)	(10)
24	10	-	-
(93)	(37)	29	(83)
44	47	(11)	69
$(49)	$10	$18	$(14)

$0.08	$0.07	$0.61	$1.07
0.08	0.07	0.61	1.07
5.30	5.50	5.65	5.24
0.26	0.26	0.26	0.26
9.70	8.45	9.25	10.15
7.13	6.30	5.85	5.70
8.25	7.50	7.10	8.40

NORBORD ANNUAL REPORT 2004	60	NORBORD ANNUAL REPORT 2004

> Principal operating interests

	Annual Capacity
	at Year-End	Production
	2004	2004	2003
OSB (MMsf-3/8")
Bemidji, Minnesota (1)	440	384	218
Cordele, Georgia	400	399	365
Genk, Belgium (2)	260	43	-
Guntown, Mississippi	430	371	354
Huguley, Alabama	500	474	443
Inverness, Scotland	350	337	335
Jefferson, Texas	400	390	348
Joanna, South Carolina	500	441	374
La Sarre, Quebec	350	336	348
Nacogdoches, Texas	330	324	301
Val-d'Or, Quebec	320	322	316
	4,280	3,821	3,402
Particleboard (MMsf-3/8")
Cowie, Scotland	325	328	320
Genk, Belgium (2)	340	51	-
South Molton, England	300	237	266
	965	616	586
MDF (MMsf-3/8")
Cowie, Scotland	410	438	414
Deposit, New York	160	160	158
	570	598	572
Plywood (MMsf-3/8")
Cochrane, Ontario	80	79	76

I-joist (MM lineal feet)
Juniper, New Brunswick	60	56	41

(1) Acquired 100% March 26, 2004, owned 50% prior thereto. Production reflects percentage ownership in period.
(2) Acquired September 30, 2004. Production reflects period of ownership.

NORBORD ANNUAL REPORT 2004	61	REPORT ON ENVIRONMENT, HEALTH AND SAFETY

> Report on environment, health and safety

To our shareholders

Norbord's commitment to protect its employees, the environment and the communities in which we operate is integral to how we run our business.

Our Environment and Health and Safety policies, which are reviewed every year, clearly express our beliefs and how we measure performance.

For Norbord, business success requires full compliance with all environmental, health and safety laws and regulations that affect our operations. We continue to take aggressive measures to reduce our impact on the environment, minimize the risk of injuries and promote a safe and healthy working environment in every respect. The involvement of every Norbord member is critical to achieving success.

J. Barrie Shineton
President & Chief Executive Officer

NORBORD ANNUAL REPORT 2004	62	NORBORD ANNUAL REPORT 2004

> Environment policy

Norbord recognizes that our environment is fundamental to our existence, and that our businesses and the communities where we operate depend on its health. We strive for excellence, leadership, sustainability and competitive advantage - with integrity - through continual improvement in our environmental performance and management of forest land. For Norbord, sustainable development means creating economic growth and caring for society and the environment, while taking into account the needs of future generations.

Norbord will integrate environmental protection into our business processes and decisions. Our belief in sustainable development means we are committed to:

Full Compliance
Comply fully with all applicable environmental legislation and regulations that affect our activities.

Forest Management
Manage forest resources in a manner consistent with the principles of sustainable forestry, this policy and applicable legislation.

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

Environmental Management Systems
Implement systematic environmental management which supports this policy at every operation. We shall assign appropriate human and financial resources. Every year we shall establish measurable objectives and targets for environmental management and performance improvement.

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

Communication with Stakeholders
Engage in constructive dialogue with the communities in which we operate and other key stakeholders, taking their needs into account when we make our decisions.

Open Government Relations
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

Norbord requires its operations to develop policies, systems, organizations, and competencies, and to embrace an environmental commitment consistent with these principles. Norbord requires all employees to take responsibility for environmental protection in their jobs.

NORBORD ANNUAL REPORT 2004	63	REPORT ON ENVIRONMENT, HEALTH AND SAFETY

> Health and safety policy

We are committed to safeguarding the health and well-being of our employees, contractors and visitors by creating and maintaining a safe working environment.

Beliefs	Practices
> All injuries and occupational illnesses are preventable.	> Design safe facilities.
> Health and safety is a top priority and an integral part of	> Continually review and improve processes and
our business and decision-making.	procedures.
> Management is ultimately responsible for workplace	> Identify hazards and assess risks.
health and safety.	> Develop, implement and enforce safe work practices.
> Safe operating practices are a shared responsibility	> Ensure all facilities comply with applicable laws and
among management, employees, contractors and	regulations.
visitors.	> Provide employees with information and training to
> Employees and contractors are accountable for their	work safely.
safety and that of fellow workers.	> Require employees and contractors to execute their
> Working safely is a condition of employment.	work in accordance with legislative requirements and
> Sharing best practices improves performance.	Norbord policy.
> Establish and monitor health and safety objectives.
> Take action to prevent recurrence of incidents.
> Implement health and safety management systems to
continually improve performance.
> Conduct health and safety audits.
> Report health and safety performance to senior
management, the Board of Directors, shareholders,
employees and the public.

NORBORD ANNUAL REPORT 2004	64	NORBORD ANNUAL REPORT 2004

> 2004 report card

	2004 Target	2004 Performance

Health and Safety	20% reduction in illnesses/injuries	> Overall OSHA recordable rate improved 17%
	as measured by OSHA recordable	> UK operations' OSHA recordable rate
	rate	improved 42%
> Lost workday case rate improved 57%

Full Compliance	Achieve 100% compliance with	> Achieved 98.9% compliance
	environmental legislation	> Reduced non-compliance incidents 44%
	and regulations affecting our	> Invested $11 million in compliance initiatives
operations

Forest Management	Complete Sustainable Forestry	> All applicable North American mills now
	Initiative® (SFI) certification at all	certified to the Sustainable Forestry Initiative®
	North American operations	(SFI), with the exception of Bemidji, Minnesota
> All European mills maintained Forest
Stewardship Council (FSC) certification

Impact Minimization	Reduce air emissions, effluents	> Reduced energy use by 3% in UK and saved
	and waste generated from	£1.4 million in taxes as part of Kyoto Climate
	our operations, and maximize	Change Agreement
	material reuse and recycling	> Installed pollution controls on Nacogdoches,
Texas mill press to reduce VOC and formalde-
hyde emissions by 90%
> Reducing natural gas use by 70% at
Jefferson, Texas mill by installing new heat
energy system

Environment, Health	Continue risk-based audits of	> Audits completed at Deposit, New York;
and Safety Audits	Norbord mills, with each mill	Cochrane, Ontario; Cowie, Scotland; and
	audited every 3 years	Juniper, New Brunswick
> 72 deficiencies identified and corrective actions
completed or underway

NORBORD ANNUAL REPORT 2004	65	REPORT ON ENVIRONMENT, HEALTH AND SAFETY

Health and Safety

Norbord's goal is to prevent accidents by creating an operating environment that integrates safe work practices and behaviours with manufacturing and maintenance processes. This applies to all employees, on-site contractors and visitors to our facilities. In addition, we work to foster good health and wellness practices among Norbord employees.

        In 2004 Norbord's overall safety performance (as measured by the Occupational Safety and Health Administration, or OSHA, recordable rate) improved 17% compared to 2003. The OSHA recordable rate was 2.51 compared to 3.03 in 2003.

        Three Norbord operations recorded world-class, industry-leading OSHA rates under 1.0. These included the South Molton, England mill and the US OSB mills in Georgia and Jefferson, Texas. At the same time, the Jefferson, Georgia and Inverness, Scotland OSB mills each experienced more than a 50% improvement in their OSHA rates.

        Most significantly, Norbord reduced the frequency of lost time accidents by 57%. This performance is the result of aggressive efforts and structured programs to alter behaviour patterns and identify and share best practices. Particular emphasis was placed on working within confined spaces, working at heights, machine hazards and guarding, lockout procedures, mobile equipment, and contractor training and management.

        The Alabama, Mississippi and Nacogdoches, Texas mills all passed the two-year mark without a lost time incident.

        The successful performance of the UK operations is currently being transferred to the newly acquired Genk mill in Belgium which, prior to its acquisition, did not use the OSHA system for monitoring and recording safety performance.

        The promotion of good health and ergonomics is also a key part of Norbord's Environment, Health and Safety (EH&S) programs. Norbord continues to expand the role of occupational health professionals both in the mill and in the community. By employing nurses on a part-time basis at several mills, and improving the skills of employees trained in "first response" to a situation, Norbord can effectively reduce the need for outside medical intervention. Part-time nurses help treat work-related injuries and counsel employees on health promotion including blood pressure, cholesterol and diabetes screening, weight loss and flu immunization. For example, at the La Sarre, Quebec mill, the nurse's involvement has helped to reduce by more than 50% the number of days lost due to injury, illness and short-term disability since 2002.

Health and Safety Data

(Continuing operations)	2004 (2)	2003	2002	2001	2000
Hours worked	5,964,674	5,823,035	5,659,958	4,919,663	4,771,712
Lost time accidents	15	34	49	35	45
Lost time frequency (1)	0.50	1.17	1.73	1.42	1.89
OSHA recordable rate (1)	2.51	3.03	4.20	3.94	4.32
(1)Per 200,000 hours worked.
(2) 2004 data does not include mill in Genk, Belgium.

Regulatory Compliance	Norbord's policy is to work within legal and regulatory permit levels at all operations 100% of the time. Norbord measures compliance by monitoring manufacturing processes and pollution control equipment performance against government issued operating permits.

        Norbord continually conducts monitoring and testing, and performance is regularly reported to appropriate government agencies. Wherever testing requirements may exceed the expertise of Norbord personnel, outside experts may be called on to provide support.

        During 2004 Norbord's compliance record, as a percentage of the measurements taken, was 98.9%.

NORBORD ANNUAL REPORT 2004	66	NORBORD ANNUAL REPORT 2004

A total of 20,885 compliance checks were taken across Norbord's 16 operating locations. Despite best efforts, 230 incidents of non-compliance were found, most lasting only minutes in length.

        The panelboard industry faces increasingly stringent regulations related to air emissions. In the United States, the federal Environmental Protection Agency (EPA) sets regulatory requirements, and permits and testing protocols are administered and approved at the state level. In Canada, regulations and permits are administered and approved by the provincial Ministries of Environment. In the UK and continental Europe, standards are set by the EU and administered by the national governments of the individual EU countries.

        Norbord's most strictly regulated US operations are required to meet Lowest Achievable Emission Rate (LAER) standards that set out criteria for emissions of particulates, Volatile Organic Compounds (VOC), carbon monoxide and oxides of nitrogen. Norbord's MDF mill in New York State is currently investing $10 million on end-of-pipe technology that will reduce VOC emissions by 90% and bring the mill into compliance with LAER requirements in late 2005. The improvements will also allow the mill to increase its value added product mix without environmental restrictions.

        In May 2004 the Minnesota Pollution Control Agency approved the Bemidji mill's air operating permit, including a compliance schedule to install Best Available Control Technology. The mill is installing $6 million in pollution control technology to reduce emissions of VOCs and particulate from the rotary dryers.

        Maximum Achievable Control Technology (MACT) regulations, designed to reduce hazardous air emissions, took effect in the US in 2004. The new standards apply to more than 200 mills manufacturing plywood, OSB, MDF, particleboard and other wood composite panels.

        Norbord's eight US operations will be fully compliant with MACT requirements by the end of 2006 - in advance of the October 1, 2007 compliance deadline. Three of Norbord's mills are currently substantially in compliance, and no investments are required in new technology. Capital improvement projects have been approved to make three more mills compliant in 2005, and compliance options are being assessed at the two remaining US operations. For the most part, the technology required to become MACT compliant involves the installation of regenerative thermal oxidizers (RTO) on wood dryers, and regenerative catalytic oxidizers (RCO) on presses.

        Overall compliance with MACT regulations will cost Norbord approximately $40 million. Norbord's use of low temperature conveyor dryers and integrated energy systems at four of its US operations has significantly reduced the cost of compliance.

A separate MACT regulation has been approved to control the emissions of hazardous air pollutants from industrial boilers. Four Norbord operations may be affected by these regulations. Capital requirements for compliance are not expected to be material.

        During 2004 all of Norbord's UK operations applied for new environmental permits under the new Pollution Prevention and Control (PPC) regulations. The new permits, which will be in place in early 2005, cover noise, land contamination and site remediation, accident prevention, energy efficiency, waste minimization, air emissions and the application of Best Available Techniques (BAT) to prevent or reduce environmental impacts. The significant capital investments in new technology during the late 1990s have eliminated the need for further major environmental expenditures. Norbord's European operations are working to comply with Dangerous Substances and Explosive Atmosphere Regulations (DSEAR) involving the management and control of dust. Risk assessment and classification has been completed at all three sites, and actions are under way to prevent or suppress the future potential for dust-related explosions. A dust explosion at the South Molton plant in May has expedited the implementation and the sites are expected to be fully compliant by mid-2006. Norbord is sharing what it has learned from the application of these regulations with the North American operations, and has conducted similar risk assessments at its MDF plant in New York.

        Norbord's Belgium mill, acquired in 2004, will be upgraded to comply with a new operating permit and will meet the same European environmental standards as the UK sites. This will

NORBORD ANNUAL REPORT 2004	67	REPORT ON ENVIRONMENT, HEALTH AND SAFETY

involve the installation of wet electrostatic precipitators on both the particleboard and the OSB presses and the OSB dryer. The additional pollution control requirements, costing €5 million, were identified prior to the acquisition of the facility and will be completed in 2005.

Environmental Compliance
	2004	2003	2002	2001	2000
Non-compliance incidents (1)	230	409	164	99	-
Percent compliance	98.90	97.95	98.12	97.35	-
Penalties (US $)	5,000	476,500	10,500	104,800	5,500
(1)The number of compliance tests has increased markedly in the 2001-2004 period with the increased number of permits required and the acquisition of mills in the US.

Audits	Norbord has an internal audit program designed to track and advance continuous improvement of environmental, health and safety performance at all our operations. It is a requirement that a team of qualified environmental, health and safety specialists formally audit every mill at least once every three years. During 2004 we completed four audits at: Deposit, New York; Cochrane, Ontario; Cowie, Scotland; and Juniper, New Brunswick. The audits identified 72 deficiencies for which action plans have been developed and implemented. During 2005 Norbord plans to undertake six audits at: Jefferson, Texas; South Carolina; Alabama; Inverness, Scotland; Minnesota; and South Molton, England.

Forest Management

While Norbord does not own any timberland, it does adhere to the principles of sustainable forest management and to third-party certification to verify that its wood fibre is sourced from sustainably managed forests. In the US 100% of Norbord's wood requirements are purchased from third parties - largely private and industry-owned woodlands. Norbord's Canadian operations purchase wood largely from third parties holding forestry licences on Crown lands. Norbord does hold forestry licences to source 841,800 cubic metres of poplar and birch from Crown timberland in Ontario and Quebec. In the UK, wood fibre is purchased from the Forestry Commission as well as private landowners. On the Continent, the Belgium mill similarly purchases fibre from government-owned and private sources.

OSB and plywood mills source 100% of their fibre as roundwood logs while MDF and particleboard mills receive their fibre from a combination of roundwood logs, woodchips, sawdust and recycled wood. In 2004, Norbord's MDF and particleboard mills consumed 250,000 tonnes of post-consumer recycled wood fibre.

Each Norbord mill employs forestry specialists who are responsible for the wood supply for their respective operations. Similarly, each Norbord mill pursues third-party certification that is most appropriate to the forest ownership and procurement practices in their region, as well as the requirements of their customers.

In Europe, all sites have maintained Forest Stewardship Council (FSC) chain of custody certification. Norbord has also been pioneering the acceptance of recycled fibre within the FSC labeling structure.

In North America nine Norbord mills are certified to the Sustainable Forestry Initiative® (SFI) standard, demonstrating a commitment to forest conservation, management planning, and the protection of water quality and wildlife habitats.

In addition, Norbord representatives are actively involved in regional and state forestry associations. Norbord foresters serve as presidents of the SFI implementation committees in Quebec, Ontario and South Carolina.

Norbord also actively supports logger and teacher education programs conducted by state forestry associations.

NORBORD ANNUAL REPORT 2004	68	NORBORD ANNUAL REPORT 2004

Reducing Environmental Impact

Norbord uses technology, margin improvements and the application of shared best practices to minimize the impact of its operations on the environment. Specifically, the Company focuses on reducing air pollution, minimizing waste, lowering energy consumption and using recycled material.

Improvements respecting air pollution are tied principally to regulatory compliance with MACT, LAER, and PPC regulations as described in the section under Regulatory Compliance.

At the Nacogdoches, Texas OSB mill for example, the installation of regenerative thermal oxidizers will reduce hazardous air pollutants and volatile organic compounds by more than 90%. This accounts for an annual reduction of more than 350 tonnes of pollutants such as VOCs, partic-ulates and formaldehyde. These improvements will also allow the mill to increase its annual production capacity by nearly 20%.

Norbord's Cowie, Scotland mill was the first panelboard plant in the world to install a moving bed bioreactor (MBBR) to treat liquid effluent. The MBBR technology was pioneered and adapted to Cowie by the Norbord Technology group and easily meets BAT regulatory requirements. It will reduce the levels of BOD and TSS to one-third of Cowie's permitted levels.

UK operations were particularly successful at reducing energy consumption - a 3% improvement over 2003 and 18% better than 2001.

At the Jefferson, Texas OSB mill the installation of a new $26 million heat energy system, to be completed in 2005, will reduce by 70% the amount of natural gas consumed at the mill, and will reduce Norbord's North American consumption of natural gas by 35%. The new heat energy system will also save the mill more than $100,000 a year in hazardous waste disposal costs.

Bark material, previously burned or sent to landfill sites, is today largely used as a source of fuel for a mill's energy system to provide heat to the dryers and press. During 2004 Norbord mills consumed more than one million tonnes of bark and wood waste for this purpose.

The reuse of post-consumer waste in particleboard continues to grow. At the Cowie and South Molton operations 245,000 tonnes were recycled in 2004, providing significant raw material and energy cost savings. The Cowie plant is increasing its recycling capacity from 55% to 70% of its particleboard production. A new recycling plant will be operational in early 2005.

Air Emissions (grams/msf-3/8")
	2004	2003	2002	2001	2000
OSB (1) (4)
Particulate Matter	344.8	358.9	317.0	322.2	393.8
Formaldehyde (2)	74.4	70.0	54.9	25.6	26.3
Volatile Organic Compounds (2)	879.6	868.2	730.3	437.9	422.9
MDF/Particleboard (3) (4)
Particulate Matter	208.9	237.4	248.8	260.7	202.6
Formaldehyde	49.9	83.7	83.0	89.2	69.6
Volatile Organic Compounds	535.2	558.7	501.2	613.1	400.9
(1)Mills in Alabama, Georgia and Texas included since 2002. South Carolinamill included since 2001.
(2)Increase in formaldehyde and volatile organic compounds in OSB is due to inferior emission controls at mills in Nacogdoches, Texas, and Georgia, which were acquired in 2002, and changes to how emissions are calculated in Quebec. Compliance with MACT regulations will reduce these emissions.
(3)Decreases in 2004 MDF/Particleboard emissions are primarily due to improved test results at the Cowie, Scotland operations.
(4) 2004 data does not include mill in Genk, Belgium.

NORBORD ANNUAL REPORT 2004	69	REPORT ON ENVIRONMENT, HEALTH AND SAFETY

Waste Management (kg/msf-3/8")
	2004	2003	2002	2001	2000
OSB (1) (3)
Deposited in landfills	17.1	16.1	14.4	30.9	18.3
Land-applied for soil amendment	1.3	2.1	1.0	1.2	1.3
Otherwise beneficially used (2)	37.3	27.6	8.2	0.6	*
Disposed as hazardous waste	0.1	0.1	0.5	*	*
MDF/Particleboard (3)
Deposited in landfills	10.5	10.9	15.6	15.4	*
Land-applied for soil amendment (4)	26.2	19.5	11.2	8.0	1.2
Otherwise beneficially used (4)	12.0	1.8	2.8	1.1	*
Disposed as hazardous waste	2.4	1.5	0.8	0.3	0.4
(1) Mills in Alabama, Georgia and Texas included since 2002. South Carolinamill included since 2001.
(2) Increases primarily due to alternate ash disposal practices in Georgia and South Carolina.
(3) 2004 data does not include mill in Genk, Belgium.
(4) Increases primarily due to composting and combustion of organic residues in Cowie, Scotland.
*Representative data not available.

Total Water Use (litres/msf-3/8")
	2004	2003	2002	2001	2000
OSB (1) (3)	149.2	191.5	201.8	127.8	89.1
MDF/Particleboard (2) (3)	369.2	407.1	465.4	476.4	500.9
(1) Mills in Alabama, Georgia and Texas included since 2002. South Carolinamill included since 2001.
(2)Decreases in MDF/Particleboard water use are due to water conservation programs implemented at Cowie in 2004.
(3) 2004 data does not include mill in Genk, Belgium.

Energy Data (megajoules/msf-3/8")
	2004	2003	2002	2001	2000
OSB (1) (3)
Fossil fuel consumption	862.0	918.5	1,097.3	655.1	390.4
Purchased electricity	438.5	445.2	449.3	475.0	523.7
Total energy consumed	4,634.5	4,416.1	4,717.5	5,012.5	*
% Energy from biofuel	71.4	68.6	66.9	78.4	*
MDF/Particleboard (2) (3)
Fossil fuel consumption	1,943.4	1,931.0	2,091.2	2,078.1	1,771.9
Purchased electricity	330.2	339.7	382.4	405.9	523.7
Total energy consumed	4,309.2	4,352.0	3,430.0	*	*
% Energy from biofuel	37.1	37.6	*	*	*
(1)Mills in Alabama, Georgia and Texas included since 2002. South Carolinamill included since 2001.
(2)The South Molton site is excluded from purchased electricity data due to confounding factors associated with the energy demands of the furniture production process. (Data is therefore not included in the Total Energy or Biofuel calculations.)
(3) 2004 data does not include mill in Genk, Belgium.
*Representative data not available.

Environmental Management Systems (EMS)

The development of a computer-based environmental management system continued in the UK in 2004. The system combines environment, health and safety data with new safety requirements at each site to effectively analyze our performance. Through use of the Norbord intranet, the coordination and transfer of information to all Norbord operations has been improved and expanded.

NORBORD ANNUAL REPORT 2004	70	NORBORD ANNUAL REPORT 2004

Toxic Release Inventory (TRI) and National Pollutant Release Inventory (NPRI) are toxic chemical release reporting programs in the United States and Canada respectively. Reports are prepared according to a specific list of materials designated by each government. Releases are calculated using a combination of measured emission data and emissions estimated from industry factors. Annual reports of emissions from operations in North America are submitted to federal governments in June and July. Therefore, Norbord data is current to 2003. Data for 2004 will be reported in June and July 2005.

Toxic Release Inventory - United States
(In metric tonnes, unless otherwise noted)			2003			2002
Facility	Material	Air	Water	Soil	Air	Water	Soil
Bemidji, Minnesota	Dioxin and dioxin-like compounds (grams)	0.08	-	0.06	0.08	-	0.06
	Formaldehyde	25.01	-	-	23.61	-	-
	Lead compounds (kilograms)	2.07	-	357.26	17.66	-	166.30
	Methanol	47.58	-	-	72.73	-	-
Cordele, Georgia	Acetaldehyde	12.42	-	1.23	13.64	-	1.24
	Dioxin and dioxin-like compounds (grams)	-	-	0.14	-	-	0.06
	Formaldehyde	55.00	-	-	54.46	-	5.45
	Lead compounds (kilograms)	197.00	-	1.10	-	-	0.11
	Methanol	33.12	-	-	20.80	-	1.12
Deposit, New York	Formaldehyde	22.36	-	-	21.54	-	-
	Lead compounds (kilograms)	2.73	-	11.98	2.73	-	11.97
	Methanol	79.79	-	-	79.79	-	-
Guntown, Mississippi	Dioxin and dioxin-like compounds (grams)	0.24	-	0.04	0.17	-	0.06
	Formaldehyde	12.96	-	-	0.81	-	-
	Lead compounds (kilograms)	9.66	-	544.32	5.89	-	259.00
	Manganese	0.10	-	11.86	0.06	-	9.73
	Methanol	37.39	-	-	8.51	-	-
Huguley, Alabama	Dioxin and dioxin-like compounds (grams)	0.21	-	0.08	0.20	-	0.08
	Formaldehyde	6.84	-	-	3.34	-	-
	Lead compounds (kilograms)	3.04	-	353.46	3.21	-	352.00
	Manganese	0.08	-	13.01	0.08	-	12.90
	Methanol	24.99	-	-	2.08	-	-
Jefferson, Texas	1, 2, 4 Trichlorobenzene	brt	-	-	0.88	-	-
	Acetaldehyde	0.46	-	-	1.50	-	-
	Dioxin and dioxin-like compounds (grams)	0.07	-	0.05	-	-	-
	Formaldehyde	4.03	-	-	2.20	-	-
	Lead compounds (kilograms)	3.31	-	103.87	-	-	-
	Methanol	30.75	-	-	6.88	-	-
Joanna, South Carolina	Dioxin and dioxin-like compounds (grams)	0.41	-	0.11	0.17	-	0.07
	Formaldehyde	7.19	-	-	2.35	-	-
	Lead compounds (kilograms)	2.88	-	446.34	2.34	-	272.55
	Manganese	0.06	-	16.60	0.04	-	10.06
	Methanol	43.34	-	-	8.28	-	-
Nacogdoches, Texas	Acetaldehyde	28.47	<0.01	-	25.17	-	-
	Formaldehyde	59.39	<0.01	-	48.47	-	-
	Lead compounds (kilograms)	1.90	-	70.31	0.06	-	-
	Methanol	131.69	<0.01	-	115.81	-	-
brt - below reporting threshold

NORBORD ANNUAL REPORT 2004	71	REPORT ON ENVIRONMENT, HEALTH AND SAFETY

The National Pollutant Release Inventory - Canada
(In metric tonnes, unless otherwise noted)			2003			2002
Facility	Material	Air	Water	Soil	Air	Water	Soil
Cochrane, Ontario	Carbon monoxide	brt	-	-	63.57	-	-
	Formaldehyde	4.09	-	-	4.90	-	-
	Methanol	7.41	-	-	-	-	-
	Oxides of nitrogen	brt	-	-	19.36	-	-
	Sulphur dioxide	brt	-	-	0.01	-	-
	Total particulate	21.88	-	-	38.84	-	-
	Particulate (<10 microns)	20.29	-	-	5.69	-	-
	Particulate (<2.5 microns)	16.18	-	-	4.55	-	-
	Volatile organic compounds	81.70	-	-	39.50	-	-
La Sarre, Quebec	Cadmium (kilograms)	2.17	-	19.50	1.91	-	25.54
	Carbon monoxide	269.48	-	-	265.04	-	-
	Formaldehyde	15.77	-	-	15.48	-	-
	Methanol	118.64	-	-	116.21	-	-
	Oxides of nitrogen	115.75	-	-	114.27	-	-
	Total particulate	234.25	-	-	229.67	-	-
	Particulate (<10 microns)	99.14	-	-	96.82	-	-
	Particulate (<2.5 microns)	48.01	-	-	47.07	-	-
	Volatile organic compounds	277.10	-	-	114.17	-	-
Val-d'Or, Quebec	Acetaldehyde	10.33	-	-	11.46	-	-
	Cadmium (kilograms)	0.47	-	9.98	0.47	-	9.98
	Carbon monoxide	176.13	-	-	173.93	-	-
	Formaldehyde	57.25	-	-	56.15	-	-
	Methanol	91.96	-	-	90.20	-	-
	Oxides of nitrogen	66.01	-	-	65.13	-	-
	Total particulate	233.61	-	-	229.17	-	-
	Particulate (<10 microns)	145.45	-	-	142.68	-	-
	Particulate (<2.5 microns)	54.91	-	-	54.04	-	-
	Volatile organic compounds	239.16	-	-	71.89	-	-
brt - below reporting threshold

NORBORD ANNUAL REPORT 2004	72	NORBORD ANNUAL REPORT 2004

> Glossary

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

FSC
The Forest Stewardship Council is an international non-profit organization that supports environmentally appropriate management of the world's forests. It promotes an international labeling scheme for forest products, which provides a guarantee that the product comes from a well-managed forest, and meets internationally recognized criteria of forest stewardship.

Greenhouse Gases
A number of gases including carbon dioxide, methane and nitrous oxides, that trap heat in the atmosphere.

I-joist
An "I"-shaped engineered wood structural product designed for use in residential and light commercial floor and roof construction. The product is prefabricated using sawn lumber flanges and wood panel webs, bonded together with exterior grade adhesives.

m3
Cubic metre. A measure of volume equal to 1,130 square feet (3/8-inch basis).

MACT
Maximum Achievable Control Technology. Regulations being introduced in the US to limit the discharge of hazardous air pollutants.

MDF
Medium density fibreboard. A panel-board produced by chemically bonding highly refined wood fibres of uniform size under heat and pressure.

Msf (MMsf)
Measurement for panel products equal to a thousand (million) square feet.

Msf (MMsf) (3/8-inch basis)
Measurement for panel products equal to a thousand (million) square feet, 3/8-inch thick.

OSB
Oriented strand board. An engineered structural wood panel produced by chemically bonding wood strands in a uniform direction under heat and pressure.

OSHA Recordable Rate
The US Occupational Safety and Health Administration index that tracks the number of recordable work-related health and safety incidents per 200,000 hours worked. Otherwise known as Total Incident Rate.

Panelboards
Oriented strand board, particleboard, medium density fibreboard and plywood.

Particleboard
A panelboard produced by chemically bonding clean sawdust, small wood particles and recycled wood fibre under heat and pressure.

Plywood
A panelboard produced by gluing together thin layers of solid wood veneers.

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

TSS
Total suspended solids. Finely dispersed solid material in effluents.

VOCs
Volatile organic compounds. A large family of carbon-containing compounds. When emitted into the atmosphere, some may contribute to ozone layer depletion and some may be toxic in high concentrations. Most contribute, in varying degrees, to the formation of ground level ozone in highly populated areas.

NORBORD ANNUAL REPORT 2004	73	OFFICERS OF THE COMPANY AND CORPORATE INFORMATION

> Officers of the company and corporate information

Officers of the Company

Michael Botha	K. Linn Macdonald		Lynne Taylor
Corporate Controller	Chairman		Assistant Corporate Secretary
Officer since 2004	Officer since 1991		Officer since 2004

Robert Kinnear	Karl Morris		John Tremayne
Senior Vice President	Senior Vice President		Executive Vice President &
Corporate Services	European Operations		Chief Financial Officer
Officer since 2004	Officer since 2005		Officer since 2002

Robin Lampard	J. Barrie Shineton		Peter Wijnbergen
Vice President, Treasurer	President & Chief Executive Officer		Senior Vice President
Officer since 2002	Officer since 1999		Marketing, Sales and Logistics
Officer since 2005

Corporate Information

Norbord Inc.	Media and Investor Relations		Shareholder Information
1 Toronto Street, Suite 600	Anita Veel		Transfer Agent & Registrar, and
Toronto, Ontario	Director, Corporate Affairs		Dividend Reinvestment Plan
M5C 2W4	(416) 643-8838		CIBC Mellon Trust Company
(416) 365-0705 or	anita.veel@norbord.com		P.O. Box 7010
1-877-263-9367			Adelaide Street Postal Station
Internet: www.norbord.com	Investor Information		Toronto, Ontario
E-mail: info@norbord.com	2005 Financial Calendar		M5C 2W9
Stock symbol: NBD-TSX	(dates on or about)		(416) 643-5500 or 1-800-387-0825
inquiries@cibcmellon.com
Sales:	Q1 Earnings Release	April 20
Toronto, Ontario	Q2 Earnings Release	July 21	To receive additional copies of this
(416) 365-0705	Q3 Earnings Release	October 28	report, please contact us at
1-800-387-1740	Norbord Year-End	December 31	1-877-263-9367, or (416) 643-8820
or info@norbord.com
Inverness, Scotland
011-44-1463-792424	Annual Meeting of Shareholders
Wednesday, April 20, 2005
South Molton, England	at 10:30 a.m.
011-44-1769-572991	TSX Auditorium, The Exchange Tower
130 King Street West
Genk, Belgium	Toronto, Ontario
011-32-8950-0300

www.norbord.com
Norbord

Norbord Annual Report 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS	18	NORBORD ANNUAL REPORT 2004

> Management's discussion and analysis
    January 27, 2005

The Management's Discussion and Analysis (MD&A) provides a review of the significant developments that impacted Norbord's performance during 2004 relative to 2003. Factors that could impact future operations are also discussed. Such comments will be affected by, and may involve, known and unknown risks and uncertainties that may cause the actual results of the Company to be materially different from those expressed or implied. These risks and uncertainties are discussed in this MD&A, in the Company's Annual Information Form and in other filings made from time to time with applicable securities and regulatory authorities. To enhance shareholders' understanding, certain five-year historical financial and statistical information is presented. Norbord's significant accounting policies and other financial disclosures are contained in the audited financial statements and accompanying notes, which follow this MD&A. All financial references in the MD&A are stated in US dollars unless otherwise noted.

        Throughout this discussion "Norbord" refers to Norbord Inc. and all of its consolidated subsidiaries and affiliates, and "Company" refers to Norbord Inc. as a separate corporation. "OSB" refers to oriented strand board, an engineered structural wood panel produced by chemically bonding wood strand in a uniform direction under heat and pressure, and "MDF" refers to medium density fibreboard, a panelboard produced by chemically bonding highly refined wood fibres of uniform size under heat and pressure.

        EBITDA, EBITDA margin, ROCE, ROE, net debt, book value per share, capital employed and net debt to capitalization are non-GAAP measures described in the Definitions section on page 35. Non-GAAP measures do not have any standardized meaning prescribed by generally accepted accounting principles (GAAP) and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. A quantitative reconciliation of each non-GAAP measure to the nearest comparable GAAP measure is provided at the end of the MD&A.

        Additional information on Norbord, including the Annual Information Form, is available on SEDAR at www.sedar.com.

Overview	Strategy

Norbord is an international producer of wood-based panels, with 16 plant locations in the United States, Europe and Canada. It is one of the world's largest producers of OSB with annual capacity of 4.3 billion square feet (3/8-inch basis), one of the largest OSB producers in the US South, and one of the largest producers of wood-based panels in the United Kingdom.

        Norbord's business strategy is focused entirely on the wood panels sector in North America and Europe. To that end, several developments during 2004 strengthened Norbord's strategic position:

> The paper and timberlands business was distributed to shareholders.
> Norbord increased its OSB production by 12% over 2003.
> 13 Norbord operations set production records.
> Norbord acquired the remaining 50% of the Bemidji, Minnesota OSB mill it did not already own.
> Norbord acquired an OSB/particleboard operation at Genk, Belgium.
> Norbord invested $25 million to improve throughput and achieve environmental improvements at two OSB mills in Texas.

NORBORD ANNUAL REPORT 2004	19	MANAGEMENT'S DISCUSSION AND ANALYSIS

Norbord's financial goal is to achieve top quartile return on common equity (ROE) and cash return on capital employed (ROCE) among North American forest products companies. Norbord met this target in both 2003 and 2004. A net debt to capitalization ratio of 20-40% is also targeted. At the end of 2004, Norbord was at the mid-point of this range. The Company's goal of maintaining a strong balance sheet provides the flexibility to respond to strategic growth opportunities.

        Norbord's financing strategy is to maintain investment grade debt ratings. This provides for long-term access to public and private capital markets on attractive terms. Ratings on Norbord debt have been consistently investment grade since 1992.

        Norbord manages its business to provide for a sustainable dividend to be paid quarterly to common shareholders throughout the business cycle. At December 31, 2004, the Board of Directors had declared 57 consecutive quarterly common dividends of CAD $0.10 per share. In addition, Norbord paid a special dividend of CAD $1.00 per share to common shareholders during 2004.

Business Profile

        Based in Toronto, Canada, Norbord employed approximately 2,900 people at December 31, 2004 at 16 plant locations in the United States, Europe and Canada. The geographical breakdown of property, plant and equipment at year-end was 60% US, 33% Europe and 7% Canada.

Manufacturing facilities include:

> 11 OSB mills
> 3 particleboard mills
> 2 medium density fibreboard mills
> 1 hardwood plywood mill
> 1 I-joist mill
> 2 lamination operations
> 1 furniture/components plant

The annual production capacity of these facilities at December 31, 2004, was:

> 4.3 billion square feet (3/8-inch basis) of OSB
> 965 million square feet of particleboard (3/8")
> 570 million square feet of MDF (3/8")
> 80 million square feet of hardwood plywood (3/8")
> 60 million lineal feet of I-joists

Norbord does not own any timberlands. It purchases its wood fibre from third parties that include private landowners and government owned and managed timberlands.

Distribution of Fraser Papers

On June 30, 2004, the Company completed the distribution of its paper and timberlands business (Fraser Papers) to its common shareholders. Concurrent with the distribution, the Nexfor name was changed to Norbord. Shares of Norbord and Fraser Papers began trading on July 5, 2004 for normal settlement.

        Following the distribution, Norbord held an $83 million note payable from Fraser Papers. On September 30, 2004 the note was repaid.

        Norbord continues to provide certain administrative services to Fraser Papers for a fee on an interim basis. To date, the fee for these administrative services is less than $1 million. In addition, Norbord continues to guarantee certain obligations of Fraser Papers under letters of credit, operating lease commitments, purchase commitments, landfill closure commitments, and commodity hedging contracts. The maximum amount of potential future payments that Norbord could be required to make under these obligations is estimated to be $84 million. This estimate excludes

MANAGEMENT'S DISCUSSION AND ANALYSIS	20	NORBORD ANNUAL REPORT 2004

the potential amount of future payments related to guarantees of derivative contracts that cannot be quantified due to their nature. No amounts have been recorded in the consolidated balance sheet with respect to these guarantees.

        Fraser Papers has committed to use its best efforts to remove Norbord from these guarantees and has agreed to provide letters of credit or other acceptable collateral to secure any guarantees that remain outstanding on December 27, 2005. As security for these ongoing financial commitments to Fraser Papers, Norbord, in addition to another Fraser Papers creditor, has the right at any time to require Fraser Papers to provide a fixed first charge security interest over Fraser Papers' timberlands and manufacturing facilities. The Company's share of the expected proceeds from liquidation of this security would be sufficient to cover the maximum potential amount of future payments under the guarantees.

Discontinued Operations	Results of Fraser Papers have been included in discontinued operations in the consolidated statements of earnings and cash flows up to June 30, 2004, the date on which this business was distributed to common shareholders. The December 31, 2003 consolidated balance sheet includes assets and liabilities relating to Fraser Papers. In addition, the results of two Quebec sawmills have been included in discontinued operations in the consolidated statements of earnings and cash flows until the fourth quarter of 2003 when they were sold.

        Fraser Papers generated net sales of $478 million and an operating loss of $9 million (EBITDA $14 million) for the six-month period of ownership in 2004. For the full year 2003, these operations generated net sales of $875 million and an operating loss of $80 million (EBITDA loss of $32 million).

        While seeing encouraging signs that markets were strengthening, Fraser Papers was negatively impacted by higher energy and fibre costs for the six-month period of ownership in 2004. The 2003 results include the impact of the productivity improvement plan at the East Paper operations. A charge of $26 million ($17 million after tax or $0.12 per share) was recorded in 2003 in respect of this plan, consisting of severance, early retirement, consulting and training costs of $20 million and non-cash pension and non-pension post-retirement benefits-related charges of $6 million. The productivity improvement plan targeted $21 million in cost savings annually.

        Effective October 31, 2003, Norbord sold its two Quebec sawmills at La Sarre and Senneterre. Proceeds were $45 million, including $7 million for working capital. The sale was consistent with the Company's strategy and previously announced intention to divest non-strategic assets and reduce debt. A pre-tax gain of $18 million ($12 million after-tax or $0.08 per share) was recorded on the transaction.

        The two sawmills generated net sales of $40 million and an operating loss of $2 million for the 10-month period of ownership in 2003. The results include the impact of duties paid on softwood lumber shipped to the US totalling $4 million in 2003. The Government of Canada has challenged the duties, launching appeals with various trade bodies. Norbord retained the right to any refund of duties paid by these two sawmills prior to the sale, totalling $7 million, should the appeal process or a negotiated settlement yield any refund.

NORBORD ANNUAL REPORT 2004	21	MANAGEMENT'S DISCUSSION AND ANALYSIS

Acquisitions	On March 26, 2004, Norbord acquired the remaining 50% interest in the Bemidji, Minnesota OSB mill, bringing its ownership interest to 100%. The cost of the acquisition was $34 million, including $6 million for working capital. The acquisition increased OSB production by 6% over 2003 and generated incremental EBITDA of $27 million.

        On September 30, 2004, Norbord completed the acquisition of OSB and particleboard assets located at Genk, Belgium, at a cost of $64 million, expanding Norbord's presence in key markets in Belgium, Holland, Germany and Scandinavia. The acquisition was accretive to earnings in the first quarter of ownership, generating $2 million of EBITDA, despite the fact that the OSB line was down for 21 days for maintenance identified prior to the acquisition.

        The two acquisitions increased Norbord's total OSB capacity by 13% from 3,800 MMsf-3/8" to 4,280 MMsf-3/8".

Financial Summary
(US $ millions, except per share information)	2004	2003	2002	2001	2000
Net sales	$1,486	$1,064	$679	$497	$494
EBITDA	631	365	89	50	101
Earnings from continuing operations	332	166	7	2	58
Earnings	326	126	13	12	94
Total assets	1,391	2,063	2,029	1,829	1,756
Long-term debt	450	657	658	686	575
Net debt	236	482	745	573	475
Earnings per share from continuing operations	2.21	1.12	0.04	-	0.30
Earnings per share	2.16	0.85	0.08	0.07	0.61
Common dividends per share	1.10	0.29	0.26	0.26	0.26

2004 was the most profitable year in Norbord's history. Record OSB prices in North America were primarily responsible for Norbord's earnings of $326 million, or $2.16 per common share, over 2.5 times the earnings of $126 million or $0.85 per share in 2003. Excluding the paper and timberlands business, which was included in the results for the first six months, Norbord's 2004 earnings were $332 million or $2.21 per share.

   The following are significant highlights during 2004:

> Generated cash from operating activities of $562 million ($3.75 per share)
> Achieved 47% return on common equity (ROE)
> Achieved 73% pre-tax cash return on capital employed (ROCE)
> Made capital investments of $67 million, or 82% of depreciation
> Reduced net debt by $246 million
> Reduced debt to capitalization ratio to 30% at year-end vs. 35% at end of 2003
> Maintained investment grade credit ratings
> Achieved $37 million in margin improvements over 2003
> Acquired remaining 50% ownership of Bemidji, Minnesota OSB mill for $34 million
> Acquired OSB/particleboard mill at Genk, Belgium for $64 million
> Increased total OSB production by 12%
> Paid special dividend of CAD $1.00 per share to common shareholders
> Repurchased 1.9 million common shares

MANAGEMENT'S DISCUSSION AND ANALYSIS	22	NORBORD ANNUAL REPORT 2004

The margin improvement program (MIP), eight years after formal implementation, remains the cornerstone of Norbord's efforts to "control the controllables". Measured at constant prices and exchange rates, MIP realized a $37 million improvement over 2003. Approximately $30 million of 2004 MIP is attributed to improving volume from existing assets and $20 million to improvements in gross margins related to product mix. The gains from these initiatives were partially offset by input cost increases.

        ROE averaged 47% in 2004, sharply higher than the 15% reported in 2003. Norbord's ROCE rose to 73% in 2004 from 43% in 2003. ROCE is a key measurement of financial performance, focusing on cash and the efficient use of capital. While capital employed was up 12% over 2003 to $918 million, principally due to panelboard asset acquisitions, the higher ROCE was driven by EBITDA growth.

        Cash provided by operating activities totalled $562 million or $3.75 per share compared to $280 million in 2003. The substantial improvement was driven by record OSB prices.

        Cash and cash equivalents totalled $215 million at December 31, 2004, compared to $177 million at year-end 2003. On January 5, 2004, Norbord sold for par value a short-term investment represented by a $60 million debenture issued by Canfor Corporation. The debenture was issued to Norbord in November 1999 pursuant to Norbord's sale of its 50% interest in Northwood Inc.

        The $200 million 6 7/8% debentures issued in 1995 were repurchased in 2004. The premium paid on repurchase, net of the recognition of gains on interest rate swaps, was $9 million. The repurchase was funded by cash from operations. At the end of 2004, committed bank lines were $208 million, of which $6 million was utilized for letters of credit.

         Norbord's net debt stood at $236 million at December 31, 2004, representing 30% of capitalization. Strong cash flow from operations has allowed the net debt to capitalization of Norbord to be reduced from 35% at December 31, 2003, while paying a special dividend of CAD $1.00 per share, acquiring an additional $94 million in panelboard assets, and completing the $500 million distribution of Fraser Papers.

         Book value at December 31, 2004 was $3.42 per share (CAD $4.11). Norbord's shares traded on the Toronto Stock Exchange (TSX) in a range of CAD $10.18-$16.43 in 2004, closing the year at CAD $12.40, up 14% from year-end 2003. The rise in share price is notable in light of the $500 million distribution of Fraser Papers to common shareholders during the year. The S&P/TSX Composite Index rose 14% while the TSX Materials Index was up 7% in 2004. The total return on Norbord shares during 2004 was 67%, assuming the reinvestment of dividends and the sale of Fraser Papers common shares and subsequent reinvestment of proceeds in Norbord shares on the distribution date. The daily average volume traded during 2004 was 518,000, up sharply from 215,000 in 2003, as the public share float increased substantially during the year following a sale of shares by Brascan Corporation.

Quarterly		Q4	Q3	Q4
Results	(US $ millions)	2004	2004	2003

	Net sales	335	364	346
	EBITDA	89	156	156
	Depreciation	22	21	20
	Capital investments	40	12	15

In the fourth quarter of 2004, EBITDA was $89 million, compared to $156 in the same quarter of the previous year. North American OSB pricing in the quarter was lower than in the fourth quarter of 2003, offsetting the impact of increased OSB production volume and higher European panel prices. EBITDA margins were 27% in the fourth quarter compared to 43% for the third quarter of 2004 and 45% for the fourth quarter of 2003.

NORBORD ANNUAL REPORT 2004	23	MANAGEMENT'S DISCUSSION AND ANALYSIS

North American OSB markets strengthened considerably during the last six weeks of the fourth quarter due to the resumption of home construction activities following hurricanes in the US South in September. The market was also impacted by announced scheduled maintenance downtime and wet weather in the US South that curtailed the supply of logs to several panel producers. North Central benchmark OSB pricing remained above historical levels in the fourth quarter, averaging $264 per Msf (7/16-inch basis) as compared to the prior quarter average of $353 and the fourth quarter of 2003 average of $403.

        Net sales in the quarter were $335 million, compared to $346 million in the fourth quarter of 2003. Increased production volume, contributing an additional $42 million in sales, has been offset by the impact of lower North American OSB prices. Sales from the Genk, Belgium mill, acquired on September 30, 2004, represent $17 million of the total net sales increase.

        Cash provided by operating activities for the fourth quarter was $107 million compared to $184 million in the same quarter of 2003, with the variance driven by lower earnings and higher cash taxes.

        Cash dividends of $133 million in the fourth quarter of 2004 include the $118 million special dividend paid on September 30, 2004.

        Capital investments were $40 million in the quarter. Capital investments were concentrated in the fourth quarter as over 70% of the planned maintenance downtime was scheduled in this period. Significant capital projects, including the tie-in of the first phase of the new energy system at Jefferson, Texas, were completed in conjunction with the regularly scheduled maintenance downtime.

						Earnings	Earnings
					Earnings	from	from
			Earnings per	Earnings per	from	Continuing	Continuing
			Common	Common	Continuing	Operations	Operations
	Net Sales	Earnings	Share	Share	Operations	per Common	per Common
	(US$ millions)	(US$ millions)	(basic)	(diluted)	(US$ millions)	Share (basic)	Share (diluted)
2004
4th Quarter	$335	$41	$0.26	$0.26	$41	$0.26	$0.26
3rd Quarter	364	77	0.51	0.50	77	0.51	0.50
2nd Quarter	439	127	0.85	0.84	127	0.85	0.84
1st Quarter	348	81	0.54	0.54	87	0.59	0.59

2003
4th Quarter	$346	$71	$0.48	$0.48	$77	$0.52	$0.52
3rd Quarter	303	54	0.37	0.37	63	0.42	0.42
2nd Quarter	224	-	-	-	20	0.14	0.14
1st Quarter	191	1	-	-	6	0.04	0.04

Quarterly earnings surged in the last two quarters of 2003 and through 2004, reflecting the rising price of OSB. Fluctuations in earnings during that time mirror fluctuations in the price of OSB.

     In addition to the operating results of Fraser Papers and the Quebec sawmills, results of discontinued operations include restructuring charges at the East Paper operations of $14 million, $2 million and $1 million in the second, third and fourth quarters of 2003, respectively, and a gain of $12 million on the sale of the Quebec sawmills in the fourth quarter of 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS	24	NORBORD ANNUAL REPORT 2004

Financial Results	Following the distribution of Fraser Papers, the Company has a single reportable segment.
	(US $ millions)	2004	2003	2002	2001	2000
	Net sales	$1,486	$1,064	$679	$497	$494
	EBITDA	631	365	89	50	101
	Depreciation	82	76	71	43	43
	Capital investments	67	31	15	64	136

	Continuing operations comprise 11 OSB mills, 3 particleboard plants, 2 MDF plants, 1 hardwood plywood mill, 1 I-joist mill, 2 laminating operations, and a furniture plant. The operations are located in the United States, Europe and Canada.

	Net Sales		Shipments		Average Mill Nets
	(US	$ millions)	(volume)		(US $ per M unit)
	2004	2003	2004	2003	2004	2003
OSB (MMsf-3/8")	$1,084	$737	3,731	3,372	$291	$218
Particleboard (MMsf-3/8")	98	82	647	618	152	132
MDF (MMsf-3/8")	112	94	593	567	189	165
Plywood (MMsf-3/8")	45	41	79	77	572	537
I-joist (MM lineal ft.)	46	30	57	41	811	729
Other (1)	101	80	-	-	-	-
Total	$1,486	$1,064
(1) Other sales are net of internal transfers and include laminated products, furniture components and ready-to-assemble furniture units.

Markets The US remained the principal market destination for Norbord's products, with 68% of total sales in 2004, up from 65% in 2003. European sales represented 25% in 2004, and Canadian sales 7%.

				2004	2003
Shipments by Market Destination	United States	Europe	Canada	Total	Total
OSB (MMsf-3/8")	3,071	352	308	3,731	3,372
Particleboard (MMsf-3/8")	-	647	-	647	618
MDF (MMsf-3/8")	136	430	27	593	567
Plywood (MMsf-3/8")	64	-	15	79	77
I-joist (MM lineal ft.)	57	-	-	57	41

The US housing market continued to exceed expectations. US housing starts grew by 6% over 2003 levels to 1.95 million units and exceeded industry forecasts by approximately 11%. Interest rates and inflation remained low while GDP and consumer confidence remained high, supporting strong housing demand. Thirty-year mortgage rates averaged 5.8%, the same as 2003. Consensus is emerging that the underlying demographics, driven by immigration, will continue to support a higher level of housing demand throughout the coming decade. The UK housing market has remained strong as interest rates remained low and unemployment reached a 20-year low. Canadian housing starts increased 7% over 2003 to 233,000 units, surpassing the 15-year record set in 2003.

        The North American structural panel industry again set a record, producing 42.7 billion square feet (3/8-inch basis) for the year driven by OSB output of 25.4 billion square feet. OSB continues to displace plywood market share as OSB production was up more than 7% over 2003, while plywood production was up marginally due to the strong markets. OSB production for 2004 represents approximately 59% of the total North American structural panel production.

NORBORD ANNUAL REPORT 2004	25	MANAGEMENT'S DISCUSSION AND ANALYSIS

        For the second consecutive year the benchmark North Central price for OSB set a record. The price peaked at $520 per Msf (7/16-inch basis) in late April 2004. The previous record of $465 was set in the fall of 2003. The North Central price hit a low of $215 in October 2004 following hurricanes in the US South during the previous month that delayed building site activity. Prices rose steadily through November and December, ending the year at $315. The North Central OSB price averaged $369 in 2004 compared with $294 for 2003.

        North American MDF and hardwood plywood both experienced price improvement over 2003. The improvement was due to a combination of increased demand, reduced capacity and the Company's focus on specialty products. I-joist prices improved more than 10% due to strong housing starts and improved lumber markets.

        European OSB markets strengthened significantly during 2004. Demand continues to increase with no new capacity coming on stream in the near term, resulting in a more balanced market.

        European particleboard and MDF markets also strengthened in 2004 as demand from Eastern Europe improved and consolidation occurred within these sectors, particularly in Germany.

Operations
Production	2004	2003	2002	2001	2000
OSB (MMsf-3/8")	3,821	3,402	2,986	1,800	1,520
MDF (MMsf-3/8")	598	572	524	521	510
Particleboard (MMsf-3/8")	616	586	560	565	706
Plywood (MMsf-3/8")	79	76	79	80	82
I-joist (MM lineal ft.)	56	41	31	26	7

OSB accounted for 96% of EBITDA, generating $606 million, up from $343 million in 2003. North American operations contributed 92% and Europe 8% of the 2004 total EBITDA.

        Net sales increased 40% or $422 million in 2004, with higher OSB prices accounting for the majority of the increase. Record North American OSB production accounted for $92 million of the increase, and acquisitions contributed $65 million. OSB accounted for 73% of total net sales in 2004 compared to 69% in 2003.

        OSB mill nets, net sales divided by shipments, increased 66%, benefiting from record benchmark prices in North America and significant price increases in Europe. Shipments rose 10%. Of the 359 million square feet (3/8-inch basis) increase in shipments, production improvements delivered as a result of implementing best practices at the three OSB mills acquired in 2002 and through the maturation of greenfield investments, accounted for roughly one-half of this increase. The balance is attributable to the acquisition of the Genk, Belgium mill and the additional 50% of the Bemidji, Minnesotamill not previously owned.

         Record EBITDA of $631 million was generated in 2004, more than 1.7 times the $365 million for the previous year. Increased production volume accounted for approximately $70 million of the improvement with the balance driven by OSB price. EBITDA margin for 2004 was 42% compared to 34% for the prior year.

        Nine of the 11 OSB mills established annual production records with OSB production increasing 419 million square feet (3/8-inch basis) or 12% in 2004. In addition, annual production records were set at both MDF facilities, the particleboard mill in Scotland and the I-joist plant in New Brunswick. This follows record production in 2003 when 13 of 16 facilities set annual production records.

        To date, Norbord has been able to largely mitigate the impact of rising energy prices through hedging and an increase in the use of alternative fuels. The increase in natural gas price has, however, begun to negatively impact the price of resin. North American production costs for OSB, net of employee profit share, have risen almost 5% over the prior year principally as a result of the increase in resin pricing. Fibre pricing increases, particularly in Minnesota and Quebec, and

MANAGEMENT'S DISCUSSION AND ANALYSIS	26	NORBORD ANNUAL REPORT 2004

foreign exchange have also had a negative impact on manufacturing cost. Significant gains from Norbord's Margin Improvement Program have limited the impact of these cost increases.

        EBITDA margins from the North American industrial panel operations averaged 13% in 2004 compared to 8% in 2003. Market-related shutdowns were taken at both North American MDF and plywood facilities during 2004 due to weaker demand. MDF production at Cowie, Scotland, rose 6% in the year due to continuous improvement on both lines. MDF costs at Cowie declined 2%, a significant achievement in light of higher energy prices. Particleboard production increased 5% over 2003 due to the addition of the particleboard line at Genk, Belgium in the fourth quarter.

        Depreciation expense increased $6 million in 2004 to $82 million, with $2 million due to acquisitions.

Interest

         Interest expense of $31 million in 2004 was down from $37 million in 2003. Total long-term debt, including the current portion, decreased to $451 million at year-end 2004, down 32% from $659 million at December 31, 2003. The decrease in total long-term debt and interest expense is due to the redemption, at mid-year, of the $200 million 6 7/8% debentures due 2005. On redemption, the Company recorded a pre-tax charge of $9 million ($6 million after tax or $0.04 per share) for call premiums net of associated interest rate swap gains. The redemption was funded with cash generated from operations.

         The effective interest rate on Norbord's debt-related obligations, including the impact of interest rate swaps, was 5.3% at December 31, 2004, compared to 4.7% at year-end 2003. From time to time the Company recoupons its portfolio of interest rate swaps to more efficiently manage cash flow and credit exposure. In 2003 Norbord realized a gain of $23 million in respect of $375 million of interest rate swaps. Any gains realized are deferred and amortized over the remaining term of the debt against which the swaps were designated as hedges. At December 31, 2004, $43 million of gains were deferred and included in accounts payable and accrued liabilities and other liabilities in the consolidated balance sheet. The amortization amounted to $10 million in 2004 and $11 million in 2003. Interest income in 2004 amounted to $6 million compared to $5 million in 2003. Interest income in 2004 includes $1 million from the Fraser Papers note, which was outstanding during the third quarter, with the balance from interest earned on cash and cash equivalents. 2003 includes income of $3 million from the Canfor 6 1/4% convertible debentures, sold in January 2004.

Income Taxes

         A tax expense of $183 million was recorded in 2004 on pre-tax earnings from continuing operations of $515 million. The effective tax rate of 35% equates to the combined statutory rate.

Changes in Accounting Policy
The Canadian Institute of Chartered Accountants (CICA) Handbook Section 3110 - Asset Retirement Obligations, is effective for fiscal years beginning on or after January 1, 2004, and was adopted by the Company effective January 1, 2004. Section 3110 requires the recognition of all legal obligations associated with the retirement of a tangible long-lived asset. This change in accounting policy has been effected retroactively with prior periods restated to reflect the impact of the change. All asset retirement obligations recorded were in respect of landfill closure and remediation costs at Fraser Papers. Accordingly, these obligations have been classified as liabilities of discontinued operations. The cumulative effect of the change was a decrease of 2003 opening retained earnings of $3 million. The change in policy did not have a material impact on earnings in 2004 and 2003.

NORBORD ANNUAL REPORT 2004	27	MANAGEMENT'S DISCUSSION AND ANALYSIS

Significant Accounting Policies and Estimates
Revenue Recognition

Net sales are recognized when the risks of ownership pass to the purchaser. This is generally when goods are shipped. Sales are recorded net of freight and discounts.

        Sales are governed by contract or by standard industry terms. Revenue is not recognized prior to the completion of those terms. The majority of product is shipped via third-party transport on a freight-on-board shipping basis. In all cases, product is subject to quality testing to ensure it meets applicable standards prior to shipment.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost, including capitalized interest. Government capital grants and investment tax credits received reduce the cost of related assets. Property, plant and equipment acquired in a business acquisition are recorded at fair value. Property, plant and equipment are depreciated on a straight-line basis. The rates of depreciation are intended to fully depreciate manufacturing and non-manufacturing assets over the following periods, which approximate their useful lives:

Buildings	20 to 40 years
Production equipment	10 to 15 years

These periods are assessed from time to time to ensure that they continue to approximate the useful lives of the related assets.

Future Income Taxes

Future income tax assets and liabilities are determined based on temporary differences between the carrying amount and tax bases of assets and liabilities as well as certain carryforward items.

Future income tax assets are recognized only to the extent that, in the Company's opinion, it is more likely than not that the future income tax assets will be realized. This opinion is based on certain estimates and assumptions. If these estimates or assumptions change in the future, the Company could be required to reduce or increase the value of the future income tax assets resulting in income tax expense or recovery. The Company evaluates its future income tax assets periodically.

Financial Instruments	Norbord uses derivative financial instruments solely for the purpose of managing its interest rate, foreign exchange and commodity price exposures, as further detailed on page 32 in the Price Sensitivities and Foreign Exchange sections. These activities are governed by Board-approved financial policies that cover risk identification, tolerance, measurement and reporting. Derivative transactions are executed only with approved high-quality counterparties under master netting agreements. Derivative contracts that are deemed to be highly effective in offsetting changes in the fair value or cash flows of hedged items are designated as hedges of specific exposures and, accordingly, all gains and losses on these instruments are recognized in the same manner as the item being hedged.

MANAGEMENT'S DISCUSSION AND ANALYSIS	28	NORBORD ANNUAL REPORT 2004

Liquidity and Capital Resources

Increased earnings drove cash provided by operating activities to $562 million or $3.75 per share in 2004, up sharply from $280 million in 2003.

        Operating working capital, consisting of accounts receivable and inventory less accounts payable and accrued liabilities, at December 31, 2004 was $2 million compared to negative $6million at December 31, 2003. The Company aims to minimize the amount of capital held as operating working capital. Total working capital at December 31, 2004 was $217 including $215 in cash and cash equivalents.

        Norbord's net debt stood at $236 million at December 31, 2004, representing 30% of capitalization. Strong cash flow from operations has allowed the net debt to capitalization of Norbord to be reduced from 35% at December 31, 2003, while paying a special dividend of CAD $1.00 per share, acquiring an additional $98 million in panelboard assets, and completing the $500 million distribution of Fraser Papers. Net debt includes debt of $451 million less cash and cash equivalents of $215 million.

        During the year, the Company redeemed its $200 million 6 7/8% debentures due 2005 and unwound $50 million of interest rate swaps, and recorded a pre-tax charge of $9 million for call premiums net of associated interest rate swap gains. The redemption was funded with cash generated from operations. The Company's next term debt maturity is its $200 million 8 1/8% debentures due March 20, 2008. The $451 million term debt outstanding at year-end 2004 has an average term of 5.6 years.

         At December 31, 2004, the Company had $375 million (2003 - $425 million) of interest rate swaps outstanding, and 73% (2003 - 57%) of Norbord's net debt was at floating interest rates.

         During 2004 the Company's committed unsecured revolving bank lines were renewed with each of its commercial banks for a three-year term at a reduced total commitment to reflect the requirements of the Company following the distribution of Fraser Papers. At December 31, 2004, $6 million of the $208 million of committed bank lines were utilized for letters of credit, with the balance available to support short-term liquidity requirements. These committed bank lines mature through 2007, bear interest at money market rates plus a margin that varies with the Company's credit rating, and contain certain financial covenants that the Company must comply with on a quarterly basis.

         At December 31, 2004, the Company had tax operating loss carryforwards of approximately £37 million from UK operations. These losses can be carried forward indefinitely. The Company has capital losses in Canada of CAD $54 million that can be carried forward indefinitely. The Company also has approximately CAD $29 million of Investment Tax Credits (ITCs) available to reduce future Canadian tax liabilities. The ITCs expire between 2007 and 2012. The tax benefit of the ITCs on qualified fixed assets has been reflected in the financial statements as a reduction in the book value of the assets to which they relate. The loss carryforwards and the credits will be utilized over the next several years to eliminate cash taxes otherwise payable, and will enhance future cash flows. The future tax benefits of these temporary differences have been included in future income taxes in the consolidated financial statements.

NORBORD ANNUAL REPORT 2004	29	MANAGEMENT'S DISCUSSION AND ANALYSIS

Contractual	The following table summarizes Norbord's contractual obligations at December 31, 2004:
Obligations
				Payments Due by Period
			Less than	One-Three	Four-Five	After Five
	Contractual Obligations (US $ millions)	Total	One Year	Years	Years	Years
	Long-term debt	$451	$1	$-	$200	$250
	Purchase obligations	36	27	8	1	-
	Operating leases	6	1	2	1	2
	Total	$493	$29	$10	$202	$252
	Note: The above table does not include pension and post-retirement benefits plan obligations, which are discussed on page 30.

Capital Investments

Capital investments in 2004 totalled $67 million, more than double the $31 million spent in 2003. Capital investments represented 82% of depreciation in 2004. Approximately 60% of the $67 million was invested in projects to enhance profitability. The 2004 total includes $17 million invested to date at Jefferson, Texasfor an energy system. The investment will reduce fuel operating costs and maintenance. An additional $9 million will be invested by mid-2005. In 2004, the Company invested $9 million of a $10 million project to install pollution control equipment that will allow the Nacogdoches, Texasmill to increase its permitted operating capacity by approximately 20%. The project will be completed in the second quarter of 2005.

        The Cowie, Scotland facility invested $4 million during 2004 to expand recycling and production capacity. Prior to the acquisition of the Genk, Belgium operation, $10 million of capital investments were identified to improve profitability at the mill. Of this total, $2 million was invested in 2004.

        At year-end 2004 commitments to projects in progress totalled $15 million. The Company expects to invest approximately $80 million in capital during 2005. This represents close to 90% of annual depreciation expense. Approximately one-half of the capital investments in 2005 will be for productivity improvements and strategic initiatives. The remaining 50% of the spending will be for sustaining capital, maintenance and environmental. The 2005 capital will be funded with cash generated from operations. Other funding sources available include existing cash reserves.

(US $ millions)	2004	2003	2002	2001	2000
Increased productivity	$39	$12	$7	$19	$10
Greenfield	-	-	-	34	114
Environmental	11	6	1	9	1
Maintenance of business	17	13	7	2	11
Total	$67	$31	$15	$64	$136

Spending is higher for 2004 and is expected to be higher in 2005 than the previous two years as the Company has taken advantage of strong earnings to accelerate higher return capital projects and to meet MACT (Maximum Achievable Control Technology) requirements (see discussion on page 33).

MANAGEMENT'S DISCUSSION AND ANALYSIS	30	NORBORD ANNUAL REPORT 2004

Credit Ratings	Debt ratings within investment grade categories are a key objective of Norbord's financing strategy and provide for long-term access to public and private capital markets on attractive terms. During 2004, all three rating agencies reviewed the Company's credit ratings in connection with the distribution of Fraser Papers. Dominion Bond Rating Service reaffirmed with a stable outlook, Standard & Poor's reaffirmed with a negative outlook, and Moody's downgraded the Company one notch. Current ratings are:
Moody's
	Dominion Bond	Standard	Investors
	Rating Service	& Poor's	Service
Debentures	BBB	BBB	Baa3
Preferred shares	Pfd-3	P-3 (high)/BB+
Ratings on the Company's debentures have been investment grade since 1992.

Defined Benefit Pension Plans

Norbord's obligations under its defined benefit pension plans are determined periodically through actuarial valuations, which are the basis for calculating pension expense. At December 31, 2004, defined benefit pension plan assets were $39 million (2003 - $35 million) while the accrued benefit obligations were $51 million (2003 - $44 million), yielding an unfunded liability of $12 million (2003 -$9 million).

        Defined benefit pension expense for the year was $2 million (2003 - $2 million) and defined benefit employer contributions were $1 million (2003 - $1 million). Norbord's defined benefit pension plans are funded in accordance with all applicable regulatory requirements. Norbord anticipates 2005 net pension expense and employer contributions will be in line with 2004 levels.

        The weighted average assumed return on assets is 7.8% and is based on management's best estimate of the long-term expected rate of return on plan assets, including consideration of asset mix, equity risk premium and active investment management premium. The weighted average discount rate used to value year-end 2004 accrued benefit obligations is 5.7% and is based on the market yield of high-quality corporate bonds of similar duration to the pension plan liabilities.

        Significant changes in assumptions, driven by changes in financial markets, asset performance different from the assumed rate of return, significant new plan enhancements, acquisitions, divestitures, changes in the regulatory environment, and the measurement uncertainty incorporated into the actuarial valuation process could materially affect Norbord's future plan assets, accrued benefit obligations, pension expense and pension contributions.

Common Shares

Under the Dividend Reinvestment Plan, 172,058 common shares were issued in 2004 compared to 2,261,000 in 2003. For eight consecutive quarters ending in the fourth quarter of 2003, Norbord's major shareholder, Brascan Corporation, elected to take dividends in shares in lieu of cash. The reduction in shares issued under the Dividend Reinvestment Plan in 2004 reflects this fact. At December 31, 2004, Brascan owned approximately 36% of Norbord's outstanding common shares compared to approximately 43% at year-end 2003.

        The Board of Directors approved a share repurchase program in October 2004 whereby the Company may purchase on the open market up to 7.5 million common shares, representing 5% of the total shares outstanding. Purchases may be made between November 2, 2004 and November 1, 2005. During 2004, 1.9 million shares were purchased and cancelled at a cost of $17 million. Since 1997, 17.5 million shares have been purchased and cancelled at a cost of $95 million.

NORBORD ANNUAL REPORT 2004	31	MANAGEMENT'S DISCUSSION AND ANALYSIS

Common Share Information	2004	2003	2002	2001	2000
Shares outstanding at year-end (000s)	149,284	148,198	144,450	141,561	140,307
Dividends (US $ millions)	$168	$43	$36	$36	$36
Book value (US $)	$3.42	$5.79	$5.30	$5.50	$5.65
Market price at year-end (CAD $)	$12.40	$10.85	$8.25	$7.50	$7.10
Dividend yield	3.2% (1)	3.7%	4.8%	5.3%	5.6%
(1) Excludes special dividend of CAD $1.00 per share paid September 30, 2004.
At January 27, 2005, the number of common shares outstanding amounted to 149.3 million, in line with year-end. No common shares were repurchased between December 31, 2004 and January 27, 2005.
Dividends

Dividends to common shareholders totalled $168 million in 2004 including the payment of a CAD $1.00 per share special dividend on September 30, 2004. In 2003 common dividends totalled $43 million. The annual dividend was CAD $1.40 in 2004 and CAD $0.40 in 2003.

        Preferred share dividends totalled $2 million in 2004, unchanged from 2003. The Canadian prime interest rate is used to determine the dividend rate. The prime rate averaged 4.0% in 2004, down 70 basis points from 2003. Preferred share capital outstanding at year-end 2004 totalled 2.4 million shares or $38 million.

Stock-Based Compensation

The Company accounts for stock options using the fair value method. Under this method, compensation expense for options is measured at the grant date using an option pricing model and recognized on a straight-line basis over the vesting period. In both 2003 and 2004 the Company recognized $1 million in compensation expense related to stock options.

        Shares issued under the Company's stock option plan totalled 2.8 million in 2004, generating proceeds of $17 million. Options on 1.5 million shares were exercised during 2003. Options on 2.1 million shares were outstanding at year-end 2004, with 41% vested. During the year, the exercise price on all outstanding options was decreased by CAD $5.41 to reflect the distribution of Fraser Papers (CAD $4.41) and the payment of the special dividend (CAD $1.00). The exercise price for these options is between CAD $0.72 and CAD $10.73, with expiry at various dates to 2014.

Transactions with Related Parties

In 2004 the Company provided certain administrative services to Fraser Papers (see page 19), a company related by virtue of being under common significant influence. The services are charged on a cost recovery basis.

        In 2003 the Company paid $1 million in miscellaneous fees to a party related by virtue of being under common significant influence.

Labour Relations
Negotiations were completed in June 2004 for a new five-year agreement with the Communications, Energy and Paperworkers Union of Canada representing members at the La Sarre, Quebec, OSB mill. The agreement expires June 30, 2009 and provides for wage and benefit increases of $4 million over the term of the contract. The cost of the package should be partially offset by productivity gains.

        The collective agreement with the Teamsters Union representing approximately 130 members at the Val d'Or, Quebec mill expired December 31, 2004. Negotiations have commenced and a settlement is expected in the second quarter of 2005. The terms of the agreement are expected to be similar to the agreement ratified at the La Sarre mill.

        There are no labour union contracts expiring in 2005. Approximately 40% of Norbord's employees are unionized.

MANAGEMENT'S DISCUSSION AND ANALYSIS	32	NORBORD ANNUAL REPORT 2004

Risks and Uncertainties
Norbord is exposed to a number of risks in the normal course of its business that have the potential to affect the operating performance of the Company. Major risks are discussed below.

Price Sensitivities

Norbord's earnings are sensitive to changes in world economic conditions, primarily in North America and Europe. Forest products markets are competitive and cyclical in nature and prices for many products are sensitive to variations in supply and demand.

        Based on operating at capacity, the following table shows the approximate annualized impact of changes in product prices on after-tax earnings.

			Average
	Sensitivity	Impact on	Mill Nets
	Factor	Earnings	4th Quarter
	(US $)	(US $ millions)	2004
OSB	$10 per Msf-7/16"	$ 23	$ 260
Other panels	$10 per Msf-7/16"	9	222

Norbord is exposed to commodity price risk on both inputs (e.g., fibre, resin and energy) and outputs (e.g., OSB and MDF), and monitors market developments in all commodity prices to which it is materially exposed. No liquid futures markets exist for the majority of Norbord's commodity inputs and outputs but, where possible, Norbord will hedge a portion of its commodity price exposure up to Board-approved limits in order to reduce the potential negative impact of rising commodity input prices and falling commodity output prices. Should Norbord decide to hedge any of this exposure, it will hedge physically with suppliers and customers and, if unfeasible, purchase financial hedges where liquid markets exist.

        At December 31, 2004, Norbord hedged approximately 50% of its expected natural gas consumption through March 2005, and 25% from April 2005 to June 2005, by locking in the price directly with its suppliers. Norbord also hedged most of its deregulated electricity consumption through September 2005 with the remainder at regulated prices. The majority of Norbord's energy inputs by volume are biomass, making Norbord's mills more than 60% energy self-sufficient. This ratio will increase once the Jefferson energy system project is completed in the second quarter of 2005, resulting in a 35% reduction in Norbord's North American natural gas consumption.

Competition

The forest products industry is a highly competitive business environment in which companies compete, to a large degree, on the basis of price. Norbord's principal market is the US where it competes with North American and, in some instances, foreign producers. Norbord's European operations compete primarily with other European producers. Certain competitors may have lower-cost facilities than Norbord. Norbord's ability to compete in these and other markets is dependent on a variety of factors such as manufacturing costs, continued free access to markets, customer service, product quality and currency exchange rates.

Foreign Exchange

Norbord competes within North American and European markets where product prices are significantly influenced by US dollar and Euro exchange rates.

Norbord's foreign exchange exposure arises from the following sources:

> Net investments in self-sustaining foreign operations, limited to Norbord's investment in its European operations,
> Net Canadian dollar-denominated monetary assets and liabilities, and
> Committed or anticipated foreign currency transactions, primarily Canadian dollar costs in Norbord's Canadian operations and Euro revenues in Norbord's UK operations.

NORBORD ANNUAL REPORT 2004	33	MANAGEMENT'S DISCUSSION AND ANALYSIS

Norbord's policy is to hedge all significant balance sheet foreign exchange exposures. The Company may hedge a portion of foreign currency cash flows for periods up to three years in order to reduce the potential negative effect of a strengthening Canadian dollar versus the US dollar or a weakening Euro versus the British pound.

        In 2004 Norbord was negatively impacted by the strengthening Canadian dollar, realizing an average exchange rate, relative to the US dollar, of US $0.768 (2003 - US $0.700) on its Canadian dollar costs. There were no Canadian dollar cost hedges maturing in 2004 (2003 - CAD $28 million at US $0.637 average rate).

        The Euro strengthened versus the British pound from an average rate of £0.692 in 2003 to £0.678 during 2004, ending the year at £0.706. This level is considered cost competitive for British manufacturers, improving export opportunities and reducing pressure from Continental European imports.

        There were no Canadian dollar cost hedges or Euro revenue hedges outstanding at December31, 2004. Each US one-cent change in the value of the Canadian dollar will impact annualized after-tax earnings by approximately $1 million in 2005. Each British pound one-pence change in the value of the Euro will impact after-tax earnings by approximately £1 million in 2005.

Environmental Issues

Norbord's operations are subject to a range of general and industry-specific environmental laws and regulations relating to air emissions, wastewater discharges, solid and hazardous waste management, and site remediation.

        Maximum Achievable Control Technology (MACT) regulations, designed to reduce hazardous air emissions, took effect in the US in 2004. The new standards apply to more than 200 mills manufacturing plywood, OSB, MDF, particleboard and other wood composite panels.

        Norbord's eight US operations will be fully compliant with the MACT requirement by the end of 2006, in advance of the October 1, 2007 compliance deadline. Overall compliance with MACT regulations will cost Norbord approximately $40 million, of which $28 million has already been approved for the installation of emission control equipment at the Nacogdoches, Texas, Minnesota, and New York mills.

        A separate MACT regulation has been approved to control the emissions of hazardous air pollutants from industrial boilers. Four Norbord operations may be affected by these regulations. However, capital requirements for compliance are not expected to be material.

For more detailed information on Norbord's emission control projects, consult the Report on Environment, Health and Safety included in this annual report.

Fibre Resource

While Norbord does not own any timberland, it does adhere to the principles of sustainable management and to third-party certification to verify that its wood fibre is sourced from sustainable, managed forests.

        Norbord's wood fibre supply comes from several different sources. In the US, roundwood logs are primarily sourced from private and industry owned woodlands. The MDF mill also purchases woodchips and sawdust from local sawmills. In Europe, wood fibre is purchased from government-owned and private landowners. Fibre for OSB comes from roundwood logs, while the MDF and particleboard mills source fibre in the form of roundwood logs, woodchips, sawdust and recycled wood. Norbord's Quebec and Ontario mills purchase roundwood largely from third parties holding forestry licences on Crown land. Norbord holds forestry licences to source 841,800 cubic metres of poplar and birch from Crown timberland in Ontario and Quebec.

        The Crown licences require the payment of stumpage fees for the timber harvested and compliance with specified rehabilitation and silvicultural management practices. The licences cover periods ranging from 20 to 25 years and are renewed or extended every 5 years. They can be revoked or cancelled for non-performance. The licences also contain terms and conditions that

MANAGEMENT'S DISCUSSION AND ANALYSIS	34	NORBORD ANNUAL REPORT 2004

could, under limited circumstances, result in a reduction of annual allowable timber that may be harvested by Norbord without any compensation.

        The I-joist mill purchases lumber and OSB from manufacturers.

Aboriginal Land Claims

In July 1998, the Cree Nation in Northern Quebec launched a lawsuit against the federal and provincial governments and forest products companies operating in the region, including Norbord. The lawsuit claimed that forestry on aboriginal lands threatened the traditional Cree way of life protected under the James Bay and Northern Quebec Agreement signed in 1974.

        The case was resolved February 7, 2002 outside of court, with an agreement between the Cree Nation and the Quebec government. The Agreement encompassed the management of all natural resources. Most of the changes to the Forestry Code resulting from this Agreement are now known. However, their impact cannot be fully measured until the Ministry of Natural Resources, Parks, and Wildlife approves or modifies the five-year forest management plans submitted in December 2003 by Norbord and the other harvest licence holders. The amended cutting rights will be made public after April 1, 2005. A provincial government panel has recommended a 20% reduction in the annual harvest of softwood only. While Norbord uses principally hardwood species, the Agreement is expected to affect the timber allocations and harvesting costs for Norbord's operations in Quebec.

Outlook for 2005
Following a year in which US housing starts averaged a record 1.95 million, it is expected that homebuilding will be modestly lower in 2005, though well above historical averages. Housing starts have averaged 1.74 million over the past five years. The US economy is expected to remain supportive of interest rates that favour new home construction and continued strong sales of existing housing stock. The single-family segment, the single largest end-use of OSB, is forecast to account for approximately 80% of all new homes in 2005.

        Structural panel consumption in North America is expected to remain strong in 2005 at about 43 billion square feet - comparable to 2004. OSB constitutes approximately 60% of all structural panel usage. Additional OSB production capacity from new and existing mills will be introduced to the North American market in 2005 - estimated at 1.1 billion square feet (3/8-inch basis). Norbord's OSB production is expected to increase approximately 3% in 2005, largely as a result of capital improvement projects at its two mills in Texas and at the newly acquired mill in Belgium. All other Norbord OSB mills are expected to operate at the same or greater production levels as 2004. Value-added products are expected to account for approximately 25% of Norbord's OSB output.

        European demand for OSB is expected to continue growing by 10-15% in 2005. Prices strengthened significantly during 2004 and are expected to remain strong as no new production capacity is expected to be introduced in Europe until 2006. MDF markets in North America and Europe will remain competitive in 2005, largely as a result of pressures on the furniture manufacturing sector. Norbord's success in MDF will continue to be driven by its product mix, customer service levels, and its low cost manufacturing position in the United Kingdom.

        European particleboard demand is expected to continue at 2004 levels. Norbord's value-added kitchen component business is expected to continue growing in 2005 following a 20% growth in sales in 2004.

NORBORD ANNUAL REPORT 2004	35	MANAGEMENT'S DISCUSSION AND ANALYSIS

Summary

While OSB prices likely reached a peak in 2004, market conditions are expected to remain favourable. OSB prices are forecast to remain above historical or trend levels. European panel markets are also expected to remain healthy in 2005.

        The Company expects to be minimally impacted by a stronger Canadian dollar. Margin improvements in 2005, planned at $33 million at constant prices and exchange rates compared with 2004, are expected to largely offset increased manufacturing costs.

        Cash flow from operating activities in 2005 is expected to be sufficient to fund capital investments as well as interest and dividend requirements. Undrawn committed term bank lines amounted to $202 million at December 31, 2004, and cash balances totalled $215 million, which supports short-term liquidity requirements. Public and private debt markets remain open to the Company as it continues to retain investment grade credit ratings.

         The Company's overall strategy is to continue building shareholder value through timely investments and operational efficiency.

The foregoing contains a review of developments that impacted on Norbord's performance during 2004. Forward-looking statements and estimates are also discussed. Such comments will be affected by, and involve, known and unknown risks and uncertainties, which may cause the actual results of the Company to be materially different from those expressed or implied.
Definitions
The following non-GAAP measures have been used in this MD&A. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. The following is a quantitative reconciliation of each non-GAAP measure to the nearest comparable GAAP measure.

EBITDA is earnings from continuing operations before interest, income taxes, depreciation and amortization. EBITDA is presented as a useful indicator of a company's ability to incur and service debt and meet capital expenditure requirements. Norbord interprets EBITDA trends as an indicator of relative operating performance.

EBITDA margin (%) is EBITDA as a percentage of net sales.

Operating working capital is accounts receivable plus inventory less accounts payable.

Total working capital is operating working capital plus cash and cash equivalents.

Capital employed is the sum of property, plant and equipment, operating working capital and other assets.

ROCE (return on capital employed) is EBITDA divided by capital employed. ROCE is a key measurement of financial performance, focusing on cash and the efficient use of capital.

ROE (return on common equity) is earnings available to common shareholders (earnings less preferred share dividends) divided by common shareholders' equity. ROE is a measure of returns provided to common shareholders.

Total shareholder return assumes the reinvestment of all dividends in shares of Norbord. The shares of Fraser Papers received in the distribution are assumed to be disposed on the first day of trading with the reinvestment of the proceeds in Norbord shares.

MANAGEMENT'S DISCUSSION AND ANALYSIS	36	NORBORD ANNUAL REPORT 2004

Net debt is long-term debt including the current portion and bank advances less cash and cash equivalents. Net debt is a useful indicator of a company's debt position.

Net debt to capitalization is net debt divided by the sum of net debt and shareholders' equity. Net debt to capitalization is a key measure of a company's relative debt position. Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet.

Book value per share is common shareholders' equity divided by common shares outstanding.

EBITDA
(US $ millions)	2004	2003	2002	2001	2000
Earnings	$326	$126	$13	$12	$94
Less: Earnings from discontinued operations	6	40	(6)	(10)	(36)
Add: Premium on early extinguishment of debt, net	9	-	-	-	-
Add: Interest expense	31	37	37	33	25
Less: Interest and other income	(6)	(5)	(6)	(6)	(27)
Add: Income tax	183	91	(20)	(22)	2
Add: Depreciation	82	76	71	43	43
EBITDA	$631	$365	$89	$50	$101

Capital Employed
(US $ millions)	2004	2003	2002	2001	2000
Property, plant and equipment	$927	$833	$857	$657	$606
Accounts receivable	150	115	84	63	65
Inventory	90	66	61	62	65
Accounts payable and accrued liabilities	(238)	(187)	(145)	(118)	(100)
Other assets	5	6	66	31	32
Unrealized balance sheet hedge losses (1)	(16)	(16)	(1)	-	-
Capital employed	$918	$817	$922	$695	$668
(1) Included in other liabilities.

Net Debt
(US $ millions)	2004	2003	2002	2001	2000
Long-term debt	$450	$657	$658	$686	$575
Current portion of long-term debt	1	2	153	3	7
Bank advances	-	-	1	-	1
Cash and cash equivalents	(215)	(177)	(67)	(116)	(107)
Net debt	$236	$482	$745	$573	$475

ANNUAL INFORMATION FORM

NORBORD INC.

March 14, 2005

        Unless otherwise noted, all information contained in this Annual Information Form is as at December 31, 2004.

        All dollar amounts in this Annual Information Form are US dollars unless otherwise specified.

        Parts of the 2004 annual report of Norbord Inc. for the year ended December 31, 2004 ("annual report") are incorporated by reference in this Annual Information Form.

Caution Regarding Forward Looking Information

        Some of the statements included or incorporated by reference in this annual information form constitute "forward-looking statements" within the meaning of securities legislation. All statements contained in this annual information form that are not clearly historical in nature are forward-looking, and the words "anticipate", "believe", "expect", "estimate", "may", "would", "could", "will", "intend", "plan" and similar expressions are generally intended to identify forward-looking statements. These statements may represent internal projections, expectations or beliefs concerning, among other things, Norbord's future operating results or future economic performance. However, whether actual results and developments will conform with our projections, expectations or beliefs is subject to a number of risks and uncertainties, many of which are beyond our control, including, but not limited to, those identified under "General Development of the Business - Risks of the Business" and those disclosed in our other filings with securities regulators.

CORPORATE STRUCTURE

        Norbord Inc. ("Norbord") is a corporation existing under the laws of Canada. Norbord was continued by Articles of Amalgamation issued under the Canada Business Corporations Act on December 31, 1998. Norbord filed Articles of Arrangement and Restated Articles of Incorporation on June 30, 2004, to facilitate the transfer of it's paper and timber business to a new public company, Fraser Papers Inc. ("Fraser Papers") and the change of its name from Nexfor Inc. to Norbord Inc.

        The registered and principal office of Norbord Inc. is Suite 600, 1 Toronto Street, Toronto, Ontario, M5C 2W4.

        In this form, "Norbord" means Norbord Inc. and its consolidated subsidiaries and affiliates, and "Company" or "Corporation" means Norbord Inc. as a separate corporation, unless the context implies otherwise.

        Norbord is an international forest products company with approximately 2,900 employees and 16 plant locations in the United States, Europe and Canada. Norbord has assets and sales in excess of $1 billion, and is one of the world's largest producers of oriented strand board ("OSB").

        At March 14, 2005 Brascan Corporation, an asset management company, owned 36% of the outstanding Common Shares of the Company. The Corporation's Common Shares are traded on the Toronto Stock Exchange (the "TSX") under the symbol: NBD.

        The principal operating subsidiaries of the Company are:

		Percentage of	Date
	Jurisdiction of	voting	of
	Incorporation or	Securities	Incorporation
Name	Organization	owned

Norbord Alabama Inc.	Alabama	100%	10/12/1999
Norbord Georgia Inc.	Georgia	100%	03/22/2002
Norbord Industries Inc	Ontario	100%	08/24/1988
Norbord Industries, Inc	New York	100%	04/06/1987
Norbord Limited.	United Kingdom	100%	03/22/1995
Norbord Minnesota	Minnesota	100%	06/15/1979
Norbord Mississippi Inc	Mississippi	100%	02/02/1993
Norbord NV.	Belgium	100%	05/28/2004
Norbord South Carolina Inc.	South Carolina	100%	05/22/1998
Norbord Texas LP	Delaware	100%	04/01/2002

        There are no voting or non-voting securities issued by any of the Corporation's subsidiaries that are not 100% owned, directly or indirectly, by the Corporation.

GENERAL DEVELOPMENT OF THE BUSINESS

        Norbord has made substantial changes in its business over the past three years by increasing its investment in the panelboard business and eliminating its investments in lumber, pulp, timber and papers. On June 30, 2004, Norbord achieved a major milestone in this strategy when it distributed to its common shareholders all of the common shares of Fraser Papers, a corporation that acquired Norbord's remaining lumber, pulp, timber and paper assets.

Changes in the Business 2002-2004

        In September 2004, Norbord acquired an oriented strand board and particleboard facility in Genk, Belgium for $64 million. The acquisition positioned Norbord as one of the largest producers of OSB in Europe with an approximately 20% market share.

        In 2004, the Corporation declared a special dividend of CAD$1.00, payable on September 30, 2004 to common shareholders of record on September 20, 2004.

        In June 2004, Norbord changed its name from Nexfor Inc. and distributed its remaining lumber, pulp, timber and paper assets to its shareholders in the form of a separate publicly traded corporation, Fraser Papers. The distribution was facilitated by distributing Fraser Papers common shares to common shareholders of Norbord, on the basis of one common share of Fraser Papers for every five common shares of Norbord held.

        In March 2004, Norbord acquired MeadWestvaco Corporation's 50% interest in Norbord Minnesota for $34 million, including $6 million of working capital. Norbord Minnesota was previously owned jointly by Norbord and MeadWestvaco Corporation.

        In 2004, Norbord redeemed its 6% $200 million debentures due in 2005 and recorded a pre-tax charge of $9 million for call premiums net of associated interest rate swap gains.

        In October 2003, Norbord sold two sawmills in Quebec for $46 million, including working capital of $8 million. An after-tax gain of $12 million was recognized on the sale.

        In April 2003, Norbord reorganized its largest paper facility in Edmundston, New Brunswick and Madawaska, Maine. The reorganization involved extensive retraining and a work force reduction of approximately 20%. The reorganization resulted in a one-time pre-tax charge of $26 million in 2003, and expected annual savings of $21 million. This facility is now owned by Fraser Papers.

        On July 3, 2002, Norbord issued $250 million of debentures. These debentures have a term of 10 years and a coupon of 7¼%. The proceeds were used to repay indebtedness, including the bridge loan, entered into to acquire three OSB mills in April 2002.

        In April 2002, Norbord acquired three OSB mills - two in Texas and one in Georgia - for $250 million. The acquisition of these mills extended Norbord's market coverage in the fast-growing southern United States. To fund this acquisition, Norbord utilized available cash and credit lines and entered into a $150 million bridge loan agreement with several banks.

        During 2002, Norbord adopted the US dollar as its reporting currency. The change was effected using the translation of convenience method whereby all historical financial balances and transactions are translated into US dollars using the exchange rate in effect on the date of changing the reporting currency. The exchange rate used was CAD$1.00 = US$0.638.

Outlook

        For information regarding Norbord's outlook, see Norbord's Management's Discussion and Analysis in the Company's 2004 annual report.

Risks Of The Business

        Additional information on Norbord's business risks is included in the Management's Discussion and Analysis in the Company's 2004 annual report.

        The principal risks to Norbord's businesses include those that would be generally expected of an international, capital-intensive manufacturing business. They include:

Adverse Industry Operating Conditions and Cyclical Nature of Business

        Norbord's financial performance is principally dependent on the selling price of its products. The markets for most of Norbord's products are highly cyclical and are characterized by periods of supply and demand imbalance during which its product prices have tended to fluctuate significantly. In addition, since many of Norbord's products are used for construction, seasonal and annual weather changes can affect demand and sales volumes. These imbalances, which may affect different areas of Norbord's business at different times, are influenced by numerous factors that are beyond Norbord's control and include: changes in global and regional capacity for a particular product or group of products; changes in the end-use of those products or the increased use of substitute products; and the overall level of economic activity in the regions in which Norbord conducts business. Norbord and its competitors have been negatively affected in the past by declines in product pricing and have periodically taken market-related production downtime.

Competition

        The forest products industry is a highly competitive business environment in which companies compete, to a large degree, on the basis of price. Norbord's principal market is in the United States where it competes with North American and, in some instances, foreign producers. The European operations compete primarily with other European producers. Certain competitors may have lower-cost facilities than Norbord. Norbord's ability to compete in these and other markets is dependent on a variety of factors such as manufacturing costs, free access to markets, customer service, product quality, and currency exchange rates.

Fibre Resource

        The market for wood fibre is highly competitive. A significant portion of Norbord's wood fibre requirements in Canada are met through timber supply and forest management agreements and sustainable forest licenses (''Crown Arrangements'') with Canadian provincial governmental authorities (''Governmental Authorities''). These Crown Arrangements, among other things, require the payment of stumpage fees for timber harvested (which fees have risen sharply in the last five years) and compliance with specified rehabilitation and silviculture management practices, cover periods ranging from 20 to 25 years and may be renewed or extended for additional five year periods. These Crown Arrangements could be revoked or cancelled for nonperformance. The Crown Arrangements also contain terms and conditions which could, under limited circumstances, result in a reduction of annual allowable timber that may be harvested by Norbord without any compensation. Restrictions on harvesting have increased over the past several years. Canadian aboriginal groups have made claims in respect of land governed by Governmental Authorities, which could affect a portion of these Crown Arrangements. Settlements in respect of these claims could increase the cost to harvest timber on such land and could lower the volume of timber available to Norbord.

        In the United States, Europe and Canada, Norbord purchases timber, wood chips and other wood residues as well as recycled materials on the open market in competition with other users of such wood fibre resources.

Other Manufacturing Inputs

        In addition to wood fibre, Norbord is exposed to commodity price risk on other manufacturing inputs, principally resin and energy. These manufacturing inputs are purchased on the open market in competition with other users of such resources.

Currency Exposures

        Norbord reports its financial results in US dollars. A portion of the Company's product prices and costs are influenced by relative currency values (particularly the Canadian dollar, Pound Sterling and Euro). Significant fluctuations in relative currency values could negatively affect the cost competitiveness of its facilities, the value of its foreign investments, the results of its operations and its financial position. Norbord's policy is to hedge all significant balance sheet exposures. In addition, the Company may hedge a portion of its foreign currency denominated cash flows.

Environmental Matters

        Norbord's operations are subject to a range of general and industry-specific environmental laws and regulations, particularly with respect to air emissions, wastewater discharges, solid and hazardous waste management and site remediation. Norbord believes all of its facilities are in substantial compliance with regulations governing these matters.

DESCRIPTION OF THE BUSINESS

Principal Products

        Norbord's business comprises the manufacturing, sales, marketing and distribution of panelboards and related products used primarily in the construction of new buildings or the renovation and repair of existing structures. Products are generally sold to major retail chains, contractor supply yards and wholesale distributors. Some mill products move directly to industrial customers for further processing or as components for other products.

        In 2004 and 2003, Norbord sales originated as follows:

	2004	2003
United States	57%	55%
Europe	24%	25%
Canada	19%	20%

         Norbord's production includes OSB, MDF, particleboard, hardwood plywood, I-joists and related specialty products. OSB is used principally for roofing, flooring and wall sheathing in home construction. OSB has displaced softwood plywood in many structural end-uses. OSB production for 2004 represents approximately 59% of the total North American structural panel production. In Europe, OSB's share of the structural panel market is lower than in North America due mainly to different housing construction methods. However, OSB use is growing rapidly in Europe. In North America, OSB is a low-cost substitute for plywood. In Europe, OSB is often a high performance substitute for particleboard.

        European particleboard is used primarily in furniture and flooring applications. MDF applications include cabinets, moldings, interior wall paneling and furniture. Norbord's hardwood plywood is overlaid with veneers and has similar end-uses to MDF.

Principal Plants

        The locations of Norbord's mills, their annual capacity at December 31, 2004, together with their annual production in each of the last two years, are as follows:

	Annual Capacity
	at Year-End	Production
	2004	2004	2003

OSB (MMsf-3/8")
Bemidji, Minnesota (1)	440	384	218
Cordele, Georgia	400	399	365
Genk, Belgium(2)	260	43	-
Guntown, Mississippi	430	371	354
Huguley, Alabama	500	474	443
Inverness, Scotland	350	337	335
Jefferson, Texas	400	390	348
Joanna, South Carolina	500	441	374
La Sarre, Quebec	350	336	348
Nacogdoches, Texas	330	324	301
Val-d'Or, Quebec	320	322	316
	4,280	3,821	3,402

Particleboard (MMsf-3/8")
Cowie, Scotland	325	328	320
Genk, Belgium (2)	340	51	-
South Molton, England	300	237	266
	965	616	586

MDF (MMsf-3/8")
Cowie, Scotland	410	438	414
Deposit, New York	160	160	158
	570	598	572

Plywood (MMsf-3/8")
Cochrane, Ontario	80	79	76

I-joist (MM lineal feet)
Juniper, New Brunswick	60	56	41

(1) Acquired 100% March 26, 2004, owned 50% prior thereto. Production represents percentage ownership in period.
(2) Acquired September 30, 2004. Production represents percentage ownership in period.

        Norbord employs multi-opening press technology at its Minnesota, Georgia, Mississippi, and two Texas OSB mills in the United States. All of these mills purchase their wood fibre requirements from outside sources with prices based on regional market dynamics. These mills are not unionized and employees participate in profit sharing programs whereby a percentage of each mill's operating income is shared equally with the employee group.

        Norbord also employs multi-opening press technology at its two Quebec OSB mills in Canada. A significant portion of the production of these mills is concentrated on specialty panels including I-joist web stock, thin panels and flooring. The wood fibre requirements for these mills are primarily obtained under 25-year forest agreements with the Quebec Government. The mills are unionized.

        Norbord employs continuous press technology at its South Carolina and Alabama mills in the United States. Continuous press technology allows for improved operational efficiency and the production of OSB in non-standard sizes and with specialized performance characteristics. These mills purchase their wood fibre requirements from outside sources with prices based on regional market dynamics. These mills are not unionized and employees participate in profit sharing programs whereby a percentage of each mill's operating income is shared equally with the employee group.

        The mill in Cowie, Scotland is a large, integrated operation with two MDF production lines, one particleboard line, and value-added laminating facilities for MDF. The South Molton, England particleboard mill is integrated with laminating operations and a flat-pack furniture manufacturing facility. The OSB mill in Inverness, Scotland employs two multi-opening press lines. All of the Company's mills in the United Kingdom purchase their wood fibre requirements from outside sources with prices based on regional market dynamics.

        The Genk, Belgium facility, acquired in September 2004, has two independent production lines which manufacture OSB and particleboard. The OSB line started up in 2001 with continuous press technology. The particleboard line, started up in 1991, employs traditional multi-opening press technology. At the time of acquisition, Norbord announced plans for capital improvements of Euro 13 million to meet environmental compliance requirements and improve operation efficiencies. The majority of this work is planned for 2005.

The New York mill produces MDF from hardwood fibre and is the only facility of its kind in the northeastern United States. The Ontario plywood mill produces hardwood overlay plywood. The I-joist facility in, New Brunswick produces I-joists for use in the homebuilding industry. The mill's raw material includes OSB web stock supplied mainly from Norbord's LaSarre OSB mill and lumber purchased from a number of external sources.

Fibre Resource

        For the most part, Norbord's operations purchase wood fibre in the form of logs, wood chips and wood residues from outside sources.

        In addition to sourcing their wood fibre from third parties, Norbord's Canadian operations hold forestry licenses to source 841,800 cubic metres of poplar and birch from Crown timberlands in Ontario and Quebec. These provincial licenses generally include provisions for ground rents, stumpage charges and reforestation and are granted for terms of 20 to 25 years with renewal provisions. Restrictions on harvesting have increased over the past several years. Stumpage charges have also risen sharply over the past five years in Quebec.

        Norbord participates in the American Forest and Paper Association's Sustainable Forestry Initiative (SFI®) program. To obtain certification, mills must demonstrate a commitment to forest conservation including sound management planning and the protection of wildlife habitats and water quality. Nine of Norbord's North American operations have received SFI forest certification.

        In the United Kingdom, all sites maintained their Forest Stewardship Council (FSC) chain of custody certification, which assures their products are made from sustainably managed resources. The FSC certification process will be implemented for the recently acquired mill in Genk, Belgium.

        The wood fibre for the Genk, Belgium operation is a combination of roundwood for OSB and recycled wood (pre and post-consumer), mixed roundwood and flax fibre for the particleboard line. Wood fibre purchases are made on the open market from a combination of public and private enterprises in the region.

Research and Development

        Norbord carries out research and applied technology programs to improve production techniques and product quality, develop new products, and minimize the environmental impact of its operations. The Company operates a central laboratory facility in St. Laurent, Quebec. In addition, the Company participates in and performs contract work at a number of industry-wide organizations including Forintek and the Forest Engineering Institute of Canada.

Environment, Health and Safety

        Norbord's Environment Policy and Health and Safety Policy are attached as appendices A and B respectively to this document.

        Norbord measures its performance against environmental targets in five areas: 1) Environment, health and safety management systems; 2) impact minimization; 3) stakeholder needs; 4) risk management; and 5) compliance. Progress was made in all areas during 2004. Norbord continues its program of auditing its operations on a regular schedule to ensure continuing high standards of performance.

        Maximum Achievable Control Technology (MACT) regulations, designed to reduce hazardous air emissions, took effect in the US in 2004. The new standards apply to more than 200 mills manufacturing plywood, OSB, MDF, particleboard and other wood composite panels. Norbord's eight US operations are expected to be fully compliant with the MACT requirement by the end of 2005, in advance of the October 1, 2007 compliance deadline. Overall compliance with MACT regulations will cost Norbord approximately $40 million, of which $28 million has already been approved for the installation of emission control equipment at the Nacogdoches, Texas, Minnesota and New York mills. A separate MACT regulation has been approved to control the emissions of hazardous air pollutants from industrial boilers. Four Norbord operations may be affected by these regulations. However, capital requirements for compliance are not expected to be material.

        In 2002, the governments of Canada and the United Kingdom ratified the Kyoto Accord. The United States government chose not to ratify the Accord, but rather to determine its own greenhouse gas reduction targets. Based on available information, Norbord does not anticipate any material capital investments will be necessary to comply with the targets applicable to its mills.

Human Resources

        Norbord employs approximately 2,900 people at manufacturing facilities in the United States, Europe and Canada. Approximately 45% of these employees are represented by labour unions.

        The Company is currently in negotiations with the Teamsters Union regarding the contract at the Val-d'Or OSB mill which expired December 31, 2004.

        Members of the Canadian Communications, Energy and Paperworkers Union of Canada ("CEP") at the La Sarre OSB mill approved a five-year agreement in June 2004.

        The International Woodworkers' Association ("IWA") represent employees at the Ontario plywood mill. A five-year agreement was settled in November 2002.

        Substantially all of the hourly employees at the Corporation's European operations are represented by various trade organizations. The agreements covering employees in the United Kingdom have no expiry date. The agreements covering hourly and represented staff employees in Belgium expire in 2008.

DESCRIPTION OF CAPITAL STRUCTURE

Capital Resources

        Norbord manages its capital resources in an effort to ensure financial flexibility while seeking to maintain investment grade credit ratings. Norbord targets its net debt to total capitalization ratio to be between 20% - 40% over a business cycle. Norbord will exceed this range if an attractive acquisition opportunity presents itself and if there is a plan to bring the ratio back within the range.

        The components of Norbord's capital structure for each of the last three years are as follows:

	2004	2003	2002
		($ millions)
Long-term debt	450	657	658
Current portion of long-term debt	1	2	153
Bank advances	-	-	1
Less: Cash and cash equivalents	(215)	(177)	(67)
Net debt	236	482	745

Future income taxes and other liabilities	150	192	87
Shareholders' equity	548	893	798
Total capital	934	1,567	1,630

        In October 2004, Norbord announced a Normal Course Issuer Bid to buy back up to 7.5 million common shares representing 5% of the total common shares outstanding. The bid expires on November 1, 2005. As of March 14, 2005, the Company had purchased 2,763,100 shares under the bid.

        During 2004, Norbord redeemed its 6% $200 million debentures due in 2005 and recorded a pre-tax charge of $9 million for call premiums net of associated interest rate swap gains.

Description of Share Capital

        The authorized capital of Norbord consists of an unlimited number of Class A Preferred Shares, an unlimited number of Class B Preferred Shares, an unlimited number of Non-Voting Participating Shares and an unlimited number of Common Shares. As of March 14, 2005 there were outstanding 148,990,748 Common Shares and 2,400,000 Class A Preferred Shares Series 1.

        The following is a summary of the principal attributes of the Common Shares, the Class A Preferred Shares, the Class B Preferred Shares and the Non-Voting Participating Shares of Norbord.

Common Shares

        The holders of Common Shares are entitled to one vote per share at all meetings of shareholders. They are entitled to receive dividends if, as and when declared by the Directors rateably with any holders of the Non-Voting Participating Shares, subject to the attributes of each series of Non-Voting Participating Shares. In the event of any liquidation, dissolution or winding up, subject to the rights of holders of Class A Preferred Shares and any Class B Preferred Shares, the holders of Common Shares are entitled to participate rateably with any holders of Non-Voting Participating Shares in any distribution of the assets of Norbord, subject to the attributes of each series of Non-Voting Participating Shares.

Class A Preferred Shares

        The Class A Preferred Shares are issuable in series. The Directors of Norbord are empowered to fix the number of shares in and the designation and attributes of each series, which may include voting rights. The Class A Preferred Shares will be entitled to priority over the Class B Preferred Shares, the Non-voting Participating Shares and the Common Shares with respect to the payment of dividends and the distribution of assets of Norbord in the event of any liquidation, dissolution or winding up of Norbord.

        One series of Class A Preferred Shares has been authorized consisting of 20,000,000 shares designated Floating/Adjustable Rate Cumulative Redeemable Class A Preferred Shares Series 1 ("Class A Preferred Shares Series 1") and, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Preferred Shares as a class, have attached thereto the following rights, privileges, restrictions and conditions:

Dividends

        The holders of Class A Preferred Shares Series 1 are entitled to quarterly preferential cumulative dividends per share, as and when declared by the Directors, at a rate equal to 72% of the average prime lending rate of a Canadian chartered bank for the calendar quarter ("Prime") on $25 plus unpaid dividends in respect of which a dividend payment date has passed without such dividends being paid. As described in further detail in the following paragraph, the dividend rate is adjusted quarterly by reference to the average trading prices of the shares, subject to a maximum of Prime and a minimum of 50% of Prime. Dividends will be determined for each calendar quarter and will be payable on the 15th day of January, April, July and October in each year.

        The holders are entitled to quarterly preferential cumulative cash dividends, as and when declared by the Directors, equal to one-quarter of the product of the Annual Dividend Rate in effect for such quarter and the sum of $25 plus all unpaid dividends in respect of which a dividend payment date has passed without such dividends being paid. The "Annual Dividend Rate" is a floating rate determined for each calendar quarter by adding 72% of Prime for such calendar quarter to the Adjustment Rate for such calendar quarter. The "Adjustment Rate" for any calendar quarter is the sum of the Adjustment Factor for such calendar quarter and the Adjustment Rate for the preceding calendar quarter.

        The "Adjustment Factor" for a calendar quarter will be based on the average trading price of the Class A Preferred Shares Series 1 on the TSX for the last 30 days of the preceding calendar quarter and determined in accordance with the following:

Average Trading Price	Adjustment Factor
Greater than $25.5000	-0.40%
Greater than $25.2500 but less than $25.5001	-0.20%
Greater than $24.7499 but less than $25.2501	Nil
Greater than $24.4999 but less than $24.7500	+0.20%
Less than $24.5000	+0.40%

        If the Class A Preferred Shares Series 1 do not trade on the TSX during such 30 day period, the Adjustment Factor for the succeeding calendar month is nil. If the Directors of the Corporation determine that the TSX is not the principal trading market, reference will be made to such other stock exchange as the Directors determine is the principal trading market and if no alternative exchange is available then to such trading market as the Directors determine.

        The Annual Dividend Rate for any calendar quarter is not to be greater than Prime or less than 50% of Prime for such calendar quarter.

Redemption

        The Corporation may redeem at any time the whole or from time to time any part of the then outstanding Class A Preferred Shares Series 1 on payment of $25 for each share to be redeemed plus all unpaid dividends which have accrued thereon at the rate described under "- Dividends" to a date 21 days before the date specified for redemption and thereafter at the prime lending rate.

Voting

        The holders of Class A Preferred Shares Series 1 are not entitled to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting unless and until the Corporation fails to pay eight quarterly dividends on the Class A Preferred Shares Series 1 whether or not consecutive. Thereafter, but only so long as any dividends on any Class A Preferred Shares Series 1 remain in arrears, the holders will be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and to one vote in respect of each Class A Preferred Shares Series 1 held at all such meetings.

Winding-up

        In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Preferred Shares Series 1 will be entitled to receive $25 per share plus all unpaid dividends which shall have accrued thereon at the rate described under "- Dividends" to a date 21 days before the date specified for distribution and thereafter at the prime lending rate, before any amount is paid or any assets of the Corporation are distributed to the holders of any Class B Preferred Shares, Non-Voting Participating Shares or Common Shares or shares of any other class ranking junior to the Class A Preferred Shares Series 1. After such payment, the holders of the Class A Preferred Shares Series 1 will not be entitled to share in any further distribution of the assets of the Corporation.

Class B Preferred Shares

        The Class B Preferred Shares are issuable in series. The Directors of Norbord are empowered to fix the number of shares in and the designation and attributes of each series, which may include voting rights. The Class B Preferred Shares are entitled to priority over the Non-Voting Participating Shares and the Common Shares with respect to the payment of dividends and the distribution of assets of Norbord in the event of any liquidation, dissolution or winding up of Norbord.

Non-Voting Participating Shares

        The Non-Voting Participating Shares are issuable in series. The Directors of Norbord are empowered to fix the number of shares in and the designation and attributes of each series, which may include a preferential dividend or a priority in any distribution of assets of Norbord. Subject thereto, the holders of Non-Voting Participating Shares are entitled to receive dividends if, as and when declared by the Directors rateably with the holders of Common Shares and, in the event of any liquidation, dissolution or winding up, subject to the rights of the holders of Class A Preferred Shares and any Class B Preferred Shares, to participate rateably with the holders of Common Shares in any distribution of the assets of Norbord.

Credit Ratings

        The Company's credit ratings are summarized in the table below.

Moody's
	Dominion Bond	Standard	Investor
	Rating Service	& Poor's	Service

Debentures	BBB	BBB	Baa3
Preferred shares	Pfd-3	BB+

DIVIDENDS

        The Company has paid quarterly cash dividends of CAD$0.10 per Common Share since the fourth quarter of 1990. In addition, the Company paid a special dividend of CAD$1.00 on September 30, 2004 to shareholders of record on September 20, 2004. The Company has a dividend reinvestment plan whereby shareholders can elect to receive their Common Share dividend in Common Shares.

        As a result of the Articles of Arrangement filed on June 30, 2004 by Norbord, Common Shares of Fraser Papers were distributed to Norbord shareholders of record as of July 2, 2004. Norbord common shareholders received one Common Share of Fraser Papers for every five Common Shares held of Norbord.

        While dividends on Common Shares are declared at the discretion of the Board of Directors, it is management's objective to operate the business in a manner which would allow the Board to declare a steady dividend over the business cycle.

        The table below summarizes the total dividends on Common Shares declared by the Board of Directors, the amounts paid out in cash and the amounts distributed as shares.

	2004	2003	2002
		($ millions)
Cash distribution	$166	$29	$20
Share distribution	-	14	16

Total dividends on Common Shares	$166	$43	$36

        The Class A Preferred Shares Series 1 currently pay quarterly dividends at a rate of 100% of the Canadian prime rate times the issue price of CAD$25. This rate is subject to adjustment as set out under "Description of Share Capital - Class A Preferred Shares - Dividends". Total cash dividends declared and paid on the Class A Preferred Shares Series 1 were $2 million in 2004, $2 million in 2003 and $2 million in 2002.

MARKET FOR SECURITIES

        The Company's Common Shares and Class A Preferred Shares Series 1 are listed for trading on the Toronto Stock Exchange. The symbol for the Common Shares is NBD and for the Preferred Shares is NBD.PR.A.

        In 2004, the Company's Common Shares traded in a range between CAD$10.18 and CAD$16.43 per share, ending the year at CAD$12.40. Average daily volume traded during the year was 518,000 shares.

        In 2004, the Company's Class A Preferred Shares Series 1 traded in a range between CAD$24.99 and CAD$26.00 per share, ending the year at CAD$25.10. Average daily volume traded during the year was 755 shares.

		Common Shares		Class A Preferred Shares Series 1
	High	Low	Volume	High	Low	Volume
Month	(CAD$/Share)	(CAD$/Share)	(Shares)	(CAD$/Share)	(CAD$/Share)	(Shares)
January	11.88	10.30	5,968,387	25.00	25.00	100
February	14.75	11.06	7,906,146	n/a	n/a	-
March	15.60	13.30	11,317,695	n/a	n/a	-
April	15.58	14.56	7,635,436	25.40	25.00	119,007
May	15.56	14.01	8,356,785	25.50	25.50	250
June	16.43	14.26	8,332,429	25.50	25.00	10,900
July	14.00	10.41	6,212,134	26.00	25.20	21,100
August	12.95	11.10	6,042,963	25.25	25.15	28,300
September	15.50	11.81	19,353,935	25.25	25.20	2,450
October	12.53	10.40	16,144,670	25.22	24.99	4,311
November	11.37	10.19	20,342,369	25.50	24.99	3,239
December	12.40	10.18	13,171,537	25.25	25.10	1,310

DIRECTORS AND OFFICERS

Directors

        The Directors of the Company are set out below. They hold office until the next annual meeting of shareholders or until their successors are elected or approved. Norbord's Board does not have an executive committee. Members of the Board's committees are noted.

Name and		Director
Municipality of Residence	Principal occupation	since

JACK L. COCKWELL (4)	Group Chairman Brascan Corporation (real estate, financial services	1987
Toronto, Ontario	and power generation) since 2002; President and Chief Executive
	Officer of Brascan prior thereto.

DIAN COHEN, C.M.(1) (2)	President of DC Productions Limited (economic communications and	1987
Hatley, Quebec	management consulting).

PIERRE DUPUIS(1) (3) (4)	Consultant for Dorel Industries Inc. since 2005; Former Vice-President	1995
Brossard, Quebec	and Chief Operating Officer, of Dorel Industries Inc. from 1999 to 2005;
	President and Chief Operating Officer of Transcontinental Inc. prior
	thereto.

J. BRUCE FLATT (4)	President and Chief Executive Officer of Brascan Corporation since	2002
Toronto, Ontario	2002; President and Chief Executive Officer of Brookfield Properties
	Inc. prior thereto.

GORDON E. FORWARD (1) (3) (4)	Chairman Emeritus, United States Business Council for Sustainable	1995
San Diego, California	Development since 2002; Vice-Chairman, Texas Industries Inc.
	(building products) prior thereto.

DOMINIC GAMMIERO(3)	President and Chief Executive Officer of Fraser Papers Inc. since 2004;	1998
Mississauga, Ontario	President and Chief Executive Officer of the Corporation 1999 - 2004;
	Chief Operating Officer 1998-1999; President of Norbord Industries Inc.
	prior thereto.

ROBERT J. HARDING, FCA (2)	Chairman of Brascan Corporation.	1998
Toronto, Ontario

K. LINN MACDONALD (5)	Chairman of the Board since 1999; President and Chief Executive	1991
Mississauga, Ontario	Officer of the Corporation prior thereto.

MARGOT NORTHEY (2) (3) (4)	Company Director since 2002; Dean, Queen's University School of	2000
North Saanich, B.C.	Business prior thereto.

J. BARRIE SHINETON	President & Chief Executive Officer of the Corporation since 2004;	2004
Toronto, Ontario	Executive Vice President, Wood Products of the Corporation 2003 -
	2004; President, Norbord Industries Inc. and Managing Director, Nexfor
	Limited (UK), prior thereto.

DON S. WELLS (1) (2)	Company Director and Consultant since 1998, Educator with McGill	2003
Beaconsfield, Quebec	University since 2000. Executive Vice-President, Strategic Investments
	for Royal Bank Financial Group prior thereto.

__________
(1) Member of Audit Committee
(2) Member of Corporate Governance Committee (3) Member of Environment, Health and Safety Committee (4) Member of Human Resources Committee
(5) Mr. Macdonald is retiring from the board of Directors effective at the Corporation's next annual meeting scheduled to occur on April 20, 2005.

The Corporate Governance Committee has examined the size of the Board and has concluded that a reduction in the number of Directors elected by the shareholders from 11 to 10 is appropriate. A 10 member Board allows for an appropriate mix of experience and skill and ensures that the majority of Directors will be "unrelated Directors" under the TSX definition.

The Board reviewed the relationships between each of its Directors and the Corporation and has determined that the Directors fairly represent the share ownership interests in the Corporation and the requirements for Director independence of both Canadian and US securities regulators.

Messrs. Shineton, Gammiero and Macdonald are considered to be related Directors and the remaining Directors are independent Directors. Mr. Gammiero is considered related as the former CEO of the Corporation. Three of the remaining eight Directors Messrs. Cockwell, Flatt and Harding (the "Brascan Directors"), are officers of Brascan Corporation. The Board considers that the Brascan Directors do not have an interest or a business or other relationship which could, or could reasonably be perceived to, materially interfere with the Brascan Directors' ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. The Board also considers that three Directors of 10 fairly reflect the relative investment of Brascan and other shareholders in the Corporation.

Two other Directors, Ms. Cohen and Mr. Dupuis, are trustees of Great Lakes Hydro Income Fund, in which Brascan owns a 50% indirect interest. The Board does not consider Ms. Cohen and Mr. Dupuis to have any relationship that could, or could reasonably be perceived to, materially interfere with these Directors' ability to act with a view to the best interests of the Corporation. The remaining Directors, Dr. Forward, Dr. Northey and Mr. Wells have, in the view of the Board, no material relationships or interests which could interfere with their independence as Directors.

Additional Disclosure for Directors and Officers

To the knowledge of the Corporation, no Director or Officer of the Corporation is or has been, in the last ten years, a Director or Officer of an issuer that, while the person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a Director or Officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Officers

Name and
Municipality of Residence	Office with Company	Previous occupation

Michael Botha	Corporate Controller	Director, Financial Analysis of the Corporation since
Toronto, Ontario		2004, Manager, Corporate Accounting and Reporting of
the Corporation from 2001 to 2004; Manager, KPMG
LLP prior thereto.

Charles B. Gordon(1)	Vice President, Corporate Affairs	Director, Corporate Communications of Norbord
Toronto, Ontario		Industries Inc. until 1999.

Robert Kinnear(2)	Senior Vice President,	Vice-President, Human Resources and Administration,
Stouffville, Ontario	Corporate Services	Norbord Industries Inc. 2001-2003; Vice-President,
Human Resources and Administration, PC1 Chemicals
Canada Inc., prior thereto.

Robin Lampard	Vice President, Treasurer	Assistant Treasurer for the Corporation until 2002.
Toronto, Ontario

K. Linn Macdonald (1)	Chair	President and Chief Executive Officer of the
Mississauga, Ontario		Corporation until 1999.

Karl Morris(3)	Senior Vice-President, European	Managing Director, Europe of the Corporation from
Cowie, Stirlingshire,	Operations	September 2003.
Scotland

Alan Potter(1)	Vice-President, Technology and	Vice-President, Technology and Environment for the
Markham, Ontario	Environment	Corporation from April 2000, Manager, Composites and
Treated Wood Products of Forintek Canada Corp.
(research consortium) until 1999.

J. Barrie Shineton	President and Chief Executive Officer	Executive Vice President until 2004, President, Norbord
Toronto, Ontario		Industries Inc. until 2004, Managing Director of Norbord
Limited from 1999-2003; Senior Vice President, Wood
Products of International Forest Products Ltd. (lumber
and wood products) prior thereto.

Lynne C. Taylor	Assistant Corporate Secretary	Manager, Regulatory Affairs, for the Corporation 2004;
Brampton, Ontario		Manager, Legal Compliance, KBSH Capital
Management Inc. 2000 - 2004; Corporate Law Clerk,
Sobeys Inc. prior thereto.

John Tremayne	Executive Vice President and Chief	Senior Vice President and Treasurer, Brascan
Toronto, Ontario	Financial Officer	Corporation until 2002.

Peter Wijnbergen(3)	Senior Vice-President, Marketing, Sales	Vice-President, Sales, Marketing and Logistics of
Toronto, Ontario	and Logistics	Norbord Industries Inc. from September 2002

(1) Mr. Macdonald will be retiring from the Corporation on April 20, 2005, Mr. Potter on March 30, 2005 and Mr. Gordon on April 30, 2005.
(2) Mr. Kinnear joined Norbord Industries Inc. as Vice-President, Human Resources in 2001 and was appointed Vice-President, Human resources and Administration of Norbord Inc. in June 2004. He was appointed Senior Vice-President, Corporate Services of Norbord Inc. in January 2005.
(3) Mr. Morris and Mr. Wijnbergen were appointed to their new positions of Senior Vice-President of Norbord Inc. in January 2005.

        The Directors and senior officers of the Company as a group directly own or exercise control or direction over 627,895 Common Shares or Deferred Share Units of the Company and over none of the voting securities of any of the Company's subsidiaries.

INTEREST OF MANAGEMENT AND OTHERS IN TRANSACTION

        Except as otherwise disclosed, no Director or officer of Norbord, no person who beneficially owns, directly or indirectly, more than 10% of the Norbord Common Shares and no associate or affiliate of the foregoing persons has any material interest in any transaction within the past three years or any proposed transaction which has materially affected or could materially affect Norbord or any of its respective subsidiaries.

MATERIAL CONTRACTS

        Norbord continues to guarantee certain obligations of Fraser Papers under letters of credit, operating lease commitments, purchase commitments, landfill closure commitments, and commodity hedging contracts. The maximum potential amount of future payments that Norbord could be required to make under these obligations is estimated to be $84 million. This estimate excludes the amount of potential future payments related to guarantees of derivative contracts that cannot be quantified due to their nature. No amounts have been recorded in the consolidated balance sheet with respect to these guarantees.

        Fraser Papers has committed to use its best efforts to remove Norbord from these guarantees and has agreed to provide letters of credit or other acceptable collateral to secure any guarantees that remain outstanding on December 27, 2005. As security for these ongoing financial commitments to Fraser Papers, Norbord, in addition to another Fraser Papers creditor, has the right, at any time to require Fraser Papers to provide a fixed first charge security interest over Fraser Papers' timberlands and manufacturing facilities. The Company's share of the estimated proceeds from liquidation of this security would be sufficient to cover the maximum potential amount of future payments under the guarantees.

TRANSFER AGENT AND REGISTRAR

        The transfer agent and registrar for each of the Common Shares and the Class A Preferred Shares Series 1 is CIBC Mellon Trust Company P.O. Box 7010 Adelaide Street Postal Station Toronto, Ontario, M5C 2W9 Phone: 1-800-387-0825.

AUDIT COMMITTEE

        The Audit Committee assists the Board of Directors in carrying out its responsibilities with respect to corporate accounting and reporting, reviewing risk management practices and overseeing internal controls. The full terms of reference of the Audit Committee are included in this Annual Information Form as Appendix C.

        The Audit Committee includes the following Directors, each of whom has been determined by the Board of Directors to be "independent" and "financially literate", as such terms have been defined in Canadian and United States securities laws and the TSX rules. The Board has selected each of the following individuals based upon their education and experience, as same is relevant to his or her responsibilities as a member of the Audit Committee:

Don S. Wells (Chair)	Pierre Dupuis
Dian Cohen	Gordon E. Forward

        Mr. Wells is a chartered accountant, has senior management experience in strategy development, mergers and acquisitions, corporate governance and financial management. Mr. Wells is a financial expert according to definitions set out by the Securities Exchange Commission under the "Sarbanes-Oxley Act of 2002".

        Ms. Cohen is an economist and a partner in her own economic consultancy. She is an author of a number of books on government, personal money management and social policy issues. She currently serves on the Board of other Canadian public companies and one other audit committee.

        Mr. Dupuis is the former Chief Operating Officer of Dorel Industries Inc. He has retired from active management responsibilities, but continues to work for Dorel as a consultant. Prior to his appointment at Dorel, Mr. Dupuis was President and COO of Transcontinental Inc.

        Dr. Forward is the former Vice Chair of Texas Industries Inc., a position he held from 1998 to 2000. Prior to that, he was President and CEO of Chaparral Steel Company.

        Dr. Forward currently serves on the Board of Texas Industries Inc.

        As part of its mandate, the Audit Committee assesses the independence of the Company's auditors Ernst & Young, LLP ("E&Y"). From time to time E&Y also provides other non-audit services to Norbord. It is the Corporation's policy not to engage its auditors to provide services that may impair the objectivity of the auditors or that are specifically forbidden by law or regulation. The Corporation has implemented procedures to ensure that any engagement of the auditors for non-audit services receives prior clearance by the Audit Committee. In approving any such engagement, the Audit Committee will consider whether the provision of such non-audit services is compatible with maintaining E&Y's independence.

        For the year 2004, Norbord paid a total of $1,594,000 to E&Y for all services. In 2003 the equivalent total was $1,305,000. The following provides details on these billings:

Audit Services

        Norbord paid $548,000 to E&Y (2003 - $ 635,000) for the annual financial statement audit of the Corporation and certain of its subsidiaries. The fees include the review of the Corporation's unaudited interim financial statements.

Audit-Related Services

        Norbord paid $781,000 to E&Y (2003 - $237,000) for audit related services. Audit-related services included audits of the Corporation's pension plans, special purpose non-statutory audits of divisions of the Company, comfort letters associated with regulatory filings and internal control reviews.

        Non-recurring work related to the distribution of Fraser Papers and the secondary offering of Norbord Common Shares by Brascan accounted for $510,000 of the audit related fees in 2004.

Taxation Services

        Norbord paid $174,000 to E&Y (2003 - $369,000) for taxation services. Taxation services include preparation and review of tax returns for various subsidiaries of the Company, and other tax advisory and compliance services.

Other Non-Audit Services

        Norbord paid $91,000 to E&Y (2003 - $64,000) for other non-audit services. Non-audit services include translation services, expatriate consulting services, consulting and other business advisory services.

INTERESTS OF EXPERTS

        E&Y have prepared the audit report on the audited consolidated financial statements of the Company as at December 31, 2004 and 2003 and for the years then ended. E&Y does not beneficially own, directly or indirectly, any of the Corporation's outstanding class of securities.

ADDITIONAL INFORMATION

        The Company will provide to anyone, upon request to the Assistant Corporate Secretary of the Company at its registered office, Suite 600, 1 Toronto Street, Toronto, Ontario M5C 2W4:

(a) at any time when a preliminary short form prospectus has been filed in respect of a distribution of any securities of the Company, or any securities of the Company are in the course of a distribution pursuant to a short form prospectus:

(i) one copy of this Annual Information Form and the pertinent pages of any document incorporated by reference;

(ii) one copy of the annual report, which includes Management's Discussion and Analysis and the audited consolidated financial statements for the year ended December 31, 2004 with the Auditors' Report thereon;

(iii) one copy of any unaudited interim reports to shareholders issued subsequent to such audited consolidated financial statements;

(iv) one copy of the Management Proxy Circular dated March 14, 2005; and

(v) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus; or

(b) at any other time, one copy of any document referred to in (i), (ii), (iii) and (iv) above, provided the Company may require payment of a reasonable charge if the request is made by someone who is not a security holder of the Company.

        The Management Proxy Circular dated March 14, 2005 contains additional information concerning the Company including Directors' and officers' remuneration, principal holders of Common Shares and its stock option plans. Additional financial information about the Company is included in Norbord's audited consolidated financial statements for the year ended December 31, 2004 and in the Company's Management's Discussion and Analysis in the 2004 annual report.

        Additional information about the Company and its operations can be found on Norbord's web site at www.norbord.com or on SEDAR at www.sedar.com.

GLOSSARY

I-joist: An "I" - shaped engineered wood structural product designed for use in residential and light commercial floor and roof construction. The product is prefabricated using sawn lumber flanges and wood panel webs, bonded together with exterior grade adhesives.

m3: Cubic metre. A measure of volume equal to 1,130 square feet (3/8-inch basis).

MDF: Medium density fibreboard. A panelboard produced by chemically bonding highly refined wood fibres of uniform size under heat and pressure.

Msf (MMsf): Measurement for panel products equal to a thousand (million) square feet

Msf (MMsf) ( -inch basis): Measurement for panel products equal to a thousand (million) square feet, -inch thick.

OSB: Oriented strand board. An engineered structural wood panel produced by chemically bonding wood strands in a uniform direction under heat and pressure.

Panelboards: Oriented strand board, particleboard, medium density fibreboard and plywood.

Particleboard: A panelboard produced by chemically bonding clean sawdust, small wood particles and recycled wood fibre under heat and pressure.

Plywood: A panelboard produced by gluing together thin layers of solid wood veneers.

APPENDIX A

NORBORD ENVIRONMENT POLICY

        Norbord recognizes that our environment is fundamental to our existence, and that our businesses and the communities where we operate depend on its health. We strive for excellence, leadership, sustainability and competitive advantage with integrity through continual improvement in our environmental performance and management of forest land. For Norbord, sustainable development means creating economic growth and caring for society and the environment, while taking into account the needs of future generations.

        Norbord will integrate environmental protection into our business processes and decisions. Our belief in sustainable development means we are committed to:

Full Compliance

        Comply fully with all applicable environmental legislation and regulations that affect our activities.

Forest Management

        Manage forest resources in a manner consistent with the principles of sustainable forestry, this policy and applicable legislation.

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

Environmental Management Systems

        Implement systematic environmental management which supports this policy at every operation. We shall assign appropriate human and financial resources. Every year we shall establish measurable objectives and targets for environmental management and performance improvement.

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

Communication with Stakeholders

        Engage in a constructive dialogue with the communities in which we operate and other key stakeholders, taking their needs into account when we make our decisions.

Open Government Relations

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

        Norbord requires its operations to develop policies, systems, organizations and competencies, and to embrace an environmental commitment consistent with these principles. Norbord requires all employees to take responsibility for environmental protection in their jobs.

APPENDIX B

NORBORD HEALTH AND SAFETY POLICY

We are committed to safeguarding the health and well-being of our employees, contractors and visitors by creating and maintaining a safe working environment.

Beliefs

  All injuries and occupational illnesses are preventable.
  Health and safety is a top priority and an integral part of our business and decision-making.
  Management is ultimately responsible for workplace health and safety.
  Safe operating practices are a shared responsibility among management, employees, contractors and visitors.
  Employees and contractors are accountable for their safety and that of fellow workers.
  Working safely is a condition of employment.
  Sharing best practices improves performance.

Practices

  Design safe facilities.
  Continually review and improve processes and procedures.
  Identify hazards and assess risks.
  Develop, implement and enforce safe work practices.
  Ensure all facilities comply with applicable laws and regulations.
  Provide employees with information and training to work safely.
  Require employees and contractors to execute their work in accordance with legislative requirements and Norbord policy.
  Establish and monitor health and safety objectives.
  Take action to prevent recurrence of incidents.
  Implement health and safety management systems to continually improve performance.
  Conduct health and safety audits.
  Report health and safety performance to senior management, the board of Directors, shareholders, employees, and the public.

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

(a) financial information and reporting -

(i) to review and discuss with management and the external auditor, as appropriate

(A) the annual audited financial statements and the interim financial statements including the accompanying Management's Discussion and Analysis; and

(B) earnings guidance and other releases containing information taken from the Corporation's financial statements prior to their release; and

(ii) to review the Corporation's financial reporting and accounting standards and principles and any proposed material changes to them or their application;

(b) internal controls - to review, with the Chief Financial Officer ("CFO"), the external auditor and others, as appropriate, the Corporation's internal system of audit controls;

(c) external audit -

(i) to recommend to the Board, for shareholder approval, the external auditor to examine the Corporation's accounts, controls and financial statements on the basis that the external auditor is accountable to the Board and the audit committee as representatives of the shareholders of the Corporation;

(ii) to evaluate the audit services provided by the external auditor, preapprove all audit fees and recommend to the Board, if necessary, the replacement of the external auditor;

(iii) to pre-approve any non-audit services to be provided to the Corporation by the external auditor and the fees for those services;

(iv) to obtain and review at least annually a written report by the external auditor setting out the auditor's internal quality-control procedures, any material issues raised by the auditor's internal quality-control reviews and the steps taken to resolve those issues; and

(iv) to review at least annually the relationships between the Corporation and the external auditor in order to establish the independence of the external auditor;

(d) risk management - to review and monitor the Corporation's major financial risks and risk management policies and the steps taken by management to mitigate those risks; and

(e) compliance -

(i) to review the Corporation's financial reporting procedures and policies to ensure compliance with all legal and regulatory requirements and to investigate any non-adherence to those procedures and policies; and

(ii) to establish procedures for the receipt and treatment of any complaint regarding accounting, internal accounting controls or auditing matters including procedures for the confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters.

3. Composition and Procedures

(a) Size - The audit committee will consist of a minimum of three Directors. The members of the Committee are appointed by the Board upon the recommendation of the Corporate Governance Committee and may be removed by the Board in its discretion.

(b) Qualifications - All members of the Committee must be "unrelated Directors" under the proposed Toronto Stock Exchange ("TSX") guidelines. All members of the Committee must be "financially literate", i.e., have the ability to read and understand a balance sheet, an income statement and a cash flow statement. At least one member of the Committee should have "accounting or related financial expertise", i.e., the ability to analyze and interpret a full set of financial statements, including the attached notes, in accordance with Canadian generally accepted accounting principles.

(c) Meetings - The Committee will meet at least five times a year and a portion of each meeting will be held without the presence of management.

(d) Review of Financial Statements - The Committee will review the Corporation's annual audited financial statements with the CEO and CFO and then the full Board. The Committee will review the interim financial statements with the CEO and CFO. The external auditor will be present at these meetings.

(e) Review of CEO and CFO Certification Process - In connection with its review of the annual audited financial statements and interim financial statements, the Committee will also review the process for the CEO and CFO certifications with respect to the financial statements and the Corporation's disclosure and internal controls, including any material deficiencies or changes in those controls.

(f) Review of Earnings and Other Releases - The Committee will review with the CFO any earnings guidance to be issued by the Corporation and any news release containing financial information taken from the Corporation's financial statements prior to the release of the financial statements to the public. In addition, the CFO must review with the Committee the substance of any presentations to analysts or rating agencies that contain a change in strategy or outlook.

(g) Approval of Audit and Non-Audit Services - In addition to recommending the external auditor to examine the Corporation's financial statements, the Committee must approve any use of that external auditor to provide non-audit services prior to its engagement. It is the Committee's practice to restrict the non-audit services that may be provided by the external auditor in order to minimize relationships that could appear to impair the objectivity of the external auditor.

(h) Hiring Guidelines for Independent Auditor Employees - The Committee will adopt guidelines regarding the hiring of any partner, employee, reviewing tax professional or other person providing audit assurance to the external auditor of the Corporation on any aspect of its certification of the Corporation's financial statements.

(i) Audit Partner Rotation - The Committee will ensure that the lead audit partner assigned by the external auditor to the Corporation, as well as the independent review partner charged with reviewing the financial statements of the Corporation, are changed at least every five years.

(j) Process for Handling Complaints about Accounting Matters - The Committee has established the following procedure for the receipt and treatment of any complaint received by the Corporation regarding accounting, internal accounting controls or auditing matters:

(i) The Corporation will make available and make known special mail and e-mail addresses and telephone numbers for receiving complaints regarding accounting, internal accounting controls or auditing matters;

(ii) Copies of complaints received will be sent to the members of the Committee;

(iii) All complaints will be investigated by the Corporation's finance staff, except as otherwise directed by the Committee. The Committee may request that outside advisors be retained to investigate any complaint; and

(iv) The status of each complaint will be reported on a quarterly basis to the Committee and, if the Committee so directs, to the full board.

The Corporation's Code of Business Conduct prohibits any director, officer or employee of the Corporation from retaliating or taking any adverse action against anyone for raising or helping to resolve a complaint.

(k) Evaluation - The Committee will conduct and present to the Board an annual evaluation of the performance of the Committee and the adequacy of these terms of reference and recommend any proposed change to the Board for approval.

(l) Other Matters - The Committee will conduct reviews, and where appropriate, recommend action by the Board, on:

(i) the annual information form to be filed by the Corporation;

(ii) regular reports on outstanding litigation that could have a material effect on the Corporation;

(iii) an annual certificate of the CEO attesting that senior management of the Corporation have received and agreed to be bound by the Corporation's Code of Business Conduct and as to compliance with the Code;

(iv) an annual report on officers' expenses;

(v) an annual report on consulting and legal fees paid by the Corporation; and

(vi) an annual report on the Corporation's insurance coverage and costs.

UNDERTAKING

Norbord Inc. undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certified that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:	Norbord Inc.

By:	/s/John Tremayne
John Tremayne,
Executive Vice-President &
Chief Financial Officer

Date	As at March 24, 2005

LIST OF EXHIBITS

The following document is attached to this annual report on Form 40-F:

23	Consent of Independent Auditors

31.1	Certification of J. Barrie Shineton, President and Chief Executive Officer, pursuant to
Section 302 of the Sarbanes Oaxley Act of 2002.

31.2	Certification of John C. Tremayne, Executive Vice President and Chief Financial Officer,
pursuant to Section 302 of the Sarbanes Oaxley Act of 2002.

32.1	Certification of J. Barrie Shineton, President and Chief Executive Officer, pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of John C. Tremayne, Executive Vice President and Chief Financial Officer,
pursuant to Section 906 of the Sarbanes-Oxley Act of 2002