Form 40-F
period 2005-12-31
NORBORD INC
filed 2006-03-24
CIK 877365

U.S. Securities and Exchange Commission
Washington, D.C. 20549

FORM 40-F

[     ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[ X ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005        Commission file number 33-52214
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

8 1/8 % Debentures Due 2008
7¼ %Debentures Due 2012
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[ X ] Annual Information form	[ X ] Audited financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital/or common stock as of the close of the period covered by the annual report.

Common Shares – 144,781,477

Indicate by check mark whether the Registrant by filling the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes    X       82- 3173          No ______

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes    X          No ___

Material included in this Form 40-F:

1. Notice of Annual Meeting of Shareholders, Management Proxy Circular dated March 1, 2006 and Proxy Forms;

2. The Audited Financial Statements of Norbord Inc. for the Twelve Months ended December 31, 2005;

3. The Management's Discussion and Analysis of Norbord Inc. for the Twelve Months ended December 31, 2005; and

4. The Annual Information Form of Norbord Inc. for the Twelve Months ended December 31, 2005.

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

CODE OF ETHICS

The Board of Directors of the Corporation has approved, and acts in accordance with, the Corporation's Code of Business Conduct (the "Code"). All employees with supervisory responsibilities, members of the management team, and each Director have signed the Code. A copy of this Code can be found on the Corporation's web site at www.norbord.com.

PRINCIPAL ACCOUNTING FIRM FEES

From time to time Ernst & Young LLP provides non-audit services to the Corporation and its subsidiaries. It is the Corporation's policy not to engage its auditors to provide services in connection with financial information systems design and implementation or other services that may impair the objectivity of the auditors. The Corporation has implemented a procedure to ensure that any engagement of the auditors for non-audit services receives prior clearance by the Audit Committee. In approving any such engagement, the Audit Committee will consider whether the provision of such non-audit services is compatible with maintaining Ernst & Young LLP's independence.

The table below summarizes the fees paid to Ernst & Young LLP in 2004 and 2005:

Service	2005	2004(1)
Audit	$830,900	$786,100
Audit-related	111,600	562,800
Tax	311,400	174,200
Other	40,700	71,400
Total	$1,294,600	$1,594,500
(1) 2004 amounts have been reclassified to conform to current year presentation.

Details of the services performed by Ernst & Young LLP are provided below:

Audit services include the annual financial statement audit of the Corporation and certain of its subsidiaries. The fees include the review of the Corporation's unaudited interim financial statements.

Audit-related services include audits of the Corporation's pension plans, special purpose nonstatutory audits of divisions of the Corporation, comfort letters associated with regulatory filings and internal control reviews. Non-recurring work related to the distribution of Fraser Papers and the secondary offering of Norbord common shares by Brookfield, accounted for $410,000 of the audit-related services fees in 2004.

Taxation services include tax advisory and compliance services.

Other services include expatriate consulting and other business advisory services.

Auditor Independence

Ernst & Young LLP has advised the Audit Committee that it considers itself to be independent of the Corporation, and the Audit Committee has confirmed that it considers Ernst & Young LLP to be independent.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Tabular disclosure of contractual obligations is made on page 18 of our "Management Discussion and Analysis" for the year ended December 31, 2005 contained herein.

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

Registrant:	Norbord Inc.

By:	/s/John Tremayne
John Tremayne,
Executive Vice-President &
Chief Financial Officer

Date	As at March 23, 2006

Notice of Annual Meeting of Shareholders

Date: Friday, April 21, 2006
Time: 10:30 a.m. (Toronto time)
Place: The TSX Auditorium, The Exchange Tower,
130 King Street West, Toronto, Ontario

BUSINESS OF THE MEETING

  To receive reports and financial statements;
  To elect Directors;
  To appoint auditors and to authorize the directors to fix their remuneration;
  To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The Management Proxy Circular accompanying this Notice provides additional information relating to the matters to be dealt with at the meeting and is incorporated into and forms part of this Notice.

Only holders of common shares of record at the close of business on March 1, 2006 are entitled to notice of and to vote at the meeting and any adjournment or postponement thereof.

Shareholders are entitled to vote at the meeting either in person or by proxy. Registered shareholders who are unable to attend the meeting in person are asked to complete and return the enclosed proxy form so that their vote is represented. Proxies to be used at the meeting must be deposited with Norbord Inc. c/o CIBC Mellon Trust Company, 200 Queen's Quay East, Unit 6, Toronto, Ontario M5A 4K9, at least 24 hours prior to the time of the meeting. Shareholders may also vote by telephone or via the Internet. Instructions for telephone and Internet voting are located on the proxy form. Non-registered shareholders will be provided with voting instructions by the intermediaries who hold the shares on their behalf.

By order of the Board of Directors,

Assistant Corporate Secretary
Toronto, Ontario
March 1, 2006

Norbord

Management Proxy Circular

Notice of Annual Meeting of Shareholders

March 1, 2006

MANAGEMENT PROXY CIRCULAR
LETTER TO SHAREHOLDERS

Letter to Shareholders

March 1, 2006

Dear Shareholder,

On behalf of the Board of Directors, I would like to invite you to attend Norbord's Annual Meeting of common shareholders ("Annual Meeting") at the TSX Auditorium, The Exchange Tower, 130 King Street West, Toronto, Ontario on April 21, 2006 at 10:30 a.m. local time.

As always, you will have the opportunity to meet with the Directors and Management of the Company, who will be happy to answer your questions. If you are unable to attend the meeting in person, I invite you to log on to our web site at www.norbord.com and listen to our web cast.

Along with the Notice of Meeting, registered shareholders will also find enclosed the Annual Report (including the audited consolidated financial statements and Management's Discussion and Analysis) and proxy form.

This year, we sent a notice to all non-registered shareholders asking if they wished to receive a copy of the Company's Annual Report. Hard copies of Norbord's Annual Report were only sent to those non-registered shareholders indicating they wanted to receive the document.

All non-registered shareholders will continue to receive the Notice of Meeting, management proxy circular and voting instruction form.

This change is consistent with recent regulation revisions and was implemented in an effort to lower administration costs and ensure we are sending shareholders only the information they wish to receive.

Please be assured that Norbord's Annual Report is available on our web site at www.norbord.com. In addition, a hard copy of the report can be obtained by contacting the Company.

I look forward to seeing you at the Annual Meeting.

Sincerely,

Robert J. Harding
Chair

MANAGEMENT PROXY CIRCULAR
PART ONE - NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Part One - Notice of Annual Meeting of Shareholders
Date: Friday, April 21, 2006
Time: 10.30 a.m. (Toronto time)
Place: The TSX Auditorium, The Exchange Tower,
130 King Street West, Toronto, Ontario

BUSINESS OF THE MEETING

1. To receive reports and financial statements;
2. To elect Directors;
3. To appoint auditors and to authorize the Directors to fix their remuneration;
4. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The Management Proxy Circular accompanying this Notice provides additional information relating to the matters to be dealt with at the meeting and is incorporated into and forms part of this Notice.

Only holders of common shares of record at the close of business on March 1, 2006 are entitled to notice of and to vote at the meeting and any adjournment or postponement thereof.

Shareholders are entitled to vote at the meeting either in person or by proxy. Registered shareholders who are unable to attend the meeting in person are asked to complete and return the enclosed proxy form so that their vote is represented. Proxies to be used at the meeting must be deposited with Norbord Inc. c/o CIBC Mellon Trust Company, 200 Queen's Quay East, Unit 6, Toronto, Ontario M5A 4K9, at least 24 hours prior to the time of the meeting. Shareholders may also vote by telephone or via the Internet. Instructions for telephone and Internet voting are located on the proxy form. Non-registered shareholders will be provided with voting instructions by the intermediaries who hold the shares on their behalf.

By order of the Board of Directors,

Lynne C. Taylor
Assistant Corporate Secretary
Toronto, Ontario
March 1, 2006

MANAGEMENT PROXY CIRCULAR
TABLE OF CONTENTS

MANAGEMENT PROXY CIRCULAR
PART TWO - VOTING INFORMATION

Part Two - Voting Information

This Management Proxy Circular is supplied in connection with the solicitation of proxies by the management of Norbord Inc. ("the Corporation") for use at its Annual Meeting to be held at The TSX Auditorium, The Exchange Tower, 130 King Street West, Toronto, Ontario on Friday, April 21, 2006 at 10:30 a.m. (Toronto time) for the purposes outlined in Part One - Notice of Annual Meeting of Shareholders in this Circular.

QUESTIONS AND ANSWERS ON VOTING AND PROXIES

SOLICITATION OF PROXIES

1. Who is soliciting my proxy?

The management of the Corporation is soliciting your proxy. Solicitation is being made primarily by regular mail, but may be supplemented by telephone, the Internet and personally by regular employees of the Corporation. The costs of the solicitation will be paid by the Corporation.

APPOINTMENT OF PROXIES

2. Am I able to appoint someone of my own choosing to represent me by proxy at the Meeting?

Yes. You have the right as a shareholder to appoint a person other than the two people designated in the enclosed proxy form to represent you at the Meeting. The person you appoint does not need to be a shareholder.
        You may appoint someone by filling in such other person's name in the blank space provided in the enclosed proxy form or by completing and depositing another proxy form. Proxies to be used at the meeting must be delivered to Norbord Inc., c/o CIBC Mellon Trust Company, using either the enclosed proxy return envelope or by mailing the proxy to CIBC Mellon Trust Company at 200 Queen's Quay East, Unit 6, Toronto, Ontario M5A 4K9, Attention: Proxy Department, not less than 24 hours before the time of the Meeting.

3. How will my proxy be voted at the Meeting?

Shares represented by properly executed proxies in favour of the people whose names are printed thereon will be voted or withheld from voting in accordance with the choice specified in the proxy on any ballot that may be called for but, if no choice is specified, such shares will be voted as follows:

(a) for the election of the Directors of the Corporation of the people listed under the heading "Election of Directors" on page 7; and

(b) for the appointment of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation and authorizing the Directors to fix their remuneration.

The person appointed as proxy has discretionary authority to vote on amendments or variations to the matters being voted on as identified in the Notice of Meeting and any other matters that may properly come before the Meeting.

MANAGEMENT PROXY CIRCULAR
PART TWO - VOTING INFORMATION

4. Can I revoke my proxy once I have submitted it to the Corporation?

Yes. Your original proxy may be revoked by voting again in any manner (telephone, Internet, mail or fax), including delivering another proxy form with a later date on it to the head office of Norbord Inc., Suite 600, 1 Toronto Street, Toronto, Ontario M5C 2W4 no later than 24 hours prior to the date of the Meeting, or with the Chair of the Meeting.

5. Who is allowed to vote, at the Meeting?

Common shareholders as at the close of business on March 1, 2006, or their duly appointed representative will be entitled to cast a vote.

VOTING BY REGISTERED SHAREHOLDERS
You are a registered shareholder if your name appears on your share certificate.

6. How do I vote?

If you are a registered shareholder you can vote by proxy no later than 24 hours prior to the time of the Meeting, or in person at the Meeting.

(a) By Proxy
     There are four ways that you can vote by proxy;

(i) By Telephone
Call 1-866-271-1207 from your touch-tone phone and follow the instructions (only available to residents of Canada or the United States). You will need the control number located on the enclosed proxy form. You do not need to return your proxy form. Please note that you may not appoint a person as a proxyholder other than the management nominees named in this Management Proxy Circular when voting by telephone.

(ii) Via the Internet
Go to www.eproxyvoting.com/norbord and follow the on-screen instructions. You will need the control number located on the enclosed proxy form. You do not need to return your proxy form.

(iii) By Mail
By completing, dating and signing the enclosed proxy form and returning same in the envelope provided.

(iv) By Fax
By completing, dating and signing the enclosed proxy form and sending it via fax to 416-368-2502.

(b) By Attending the Meeting in Person
      If you wish to vote in person at the Meeting, do not complete or return the proxy form.

MANAGEMENT PROXY CIRCULAR
PART TWO - VOTING INFORMATION

VOTING BY NON-REGISTERED SHAREHOLDERS
You are a non-registered (or beneficial) shareholder if your shares are held through a bank, trust company, securities broker or other intermediary.

7. How do 1 vote?

There are two ways you can vote your shares if you are a non-registered (or beneficial) shareholder;

(a) By Providing Voting Instructions to Your Intermediary

In most cases, a non-registered shareholder will receive, as part of the Meeting materials, a voting instruction form. If the non-registered shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on his or her behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form.

        Voting instruction forms permit the completion of the voting instruction form by telephone, fax, mail or through the Internet.

        Less frequently, a non- registered shareholder will receive, as part of the Meeting materials, a form of proxy that has already been signed by the intermediary (typically a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the non-registered shareholder but which is otherwise incomplete. If the non-registered shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on his or her behalf), the non-registered shareholder must complete the form of proxy and deposit it by mail, phone, fax or Internet with Norbord Inc. c/o ADP Investor Communications, Proxy Department, 5970 Chedworth Way, Mississauga, Ontario L5R 4G5, no later than 24 hours prior to the time of the Meeting.

Instructions for submitting your proxy:

(i) By Internet:	To vote via the Internet, go to www.proxyvote.com, enter the 12-digit control number printed on the form of proxy, and follow the instructions.

(ii) By Telephone:

To vote by telephone, call toll-free 1-800-474-7493 (Canada) or 1-800-454-8683 (US), enter your 12-digit control number printed on the form of proxy, and follow the instructions. Please note that you may not appoint a person as a proxyholder other than the management nominees named in this Management Proxy Circular when voting by telephone.

(iii) By Mail or Fax:

Complete and return the proxy in the return envelope provided or by fax to 905-507-6283 or 1-866-623-5305. This form of proxy must be signed and dated by the shareholder or the shareholder' s attorney authorized in writing.

 (b) By Attending the Meeting in Person

If a non-registered shareholder who has received a voting instruction form wishes to attend and vote at the Meeting in person (or have another person attend and vote on his or her behalf) , the non-registered shareholder must complete, sign and return the voting instruction form in accordance with the directions provided.

        If a non-registered shareholder who has received a form of proxy wishes to attend and vote at the Meeting in person (or have another person attend and vote on his or her behalf), the non-registered shareholder must strike out the names of the persons named in the form of proxy and insert the non-registered shareholder's (or such other person's) name in the blank space provided.

        Non-registered shareholders should follow the instructions on the voting instruction form or form of proxy they receive and contact their intermediary promptly if they need assistance.

MANAGEMENT PROXY CIRCULAR
PART TWO - VOTING INFORMATION

VOTING SHARES AND PRINCIPAL HOLDERS

As at March 1, 2006, the Corporation had outstanding 144,937,377 fully paid and non-assessable common shares. Each registered holder of common shares, at the close of business on March 1, 2006, (the "Record Date") will be entitled to one vote for each common share held on all matters to come before the Meeting or any adjournment thereof either in person or by proxy. For a description of the procedures to be followed by non-registered shareholders to direct the voting of shares beneficially owned, see "Voting By Non-Registered Shareholders" on page 5.

To the knowledge of the Directors and Officers of the Corporation, no person or company beneficially owns or exercises control or direction over shares carrying more than 10% of the voting rights attaching to all Norbord common shares, except Brookfield Asset Management Inc. ("Brookfield"). As at March 1, 2006, Brookfield owned 53,804,885 Norbord common shares, representing approximately 37% of the outstanding Norbord common shares.

Brookfield is a public company listed on the Toronto and New York Stock Exchanges. Brookfield's major shareholder is Partners Limited ("Partners") who, together with its shareholders, collectively own, directly or indirectly, exercise control or direction over, or have options or warrants to acquire, approximately 45 million Class A Limited Voting Shares of Brookfield, representing approximately 17% of the Class A Limited Voting Shares on a fully diluted basis, and 85,120 Class B Limited Voting Shares of Brookfield, representing all of the Class B Limited Voting Shares. Messrs. Cockwell, Gammiero and Harding, Directors of the Corporation, and Mr. Tremayne, the Executive Vice President and Chief Financial Officer of the Corporation, are shareholders of Partners.

MANAGEMENT PROXY CIRCULAR
PART THREE - BUSINESS OF THE MEETING

Part Three - Business of the Meeting

ANNUAL REPORT AND FINANCIAL STATEMENTS

The Annual Financial Statements of the Corporation and Management's Discussion and Analysis for the fiscal year ended December 31, 2005 are included in the Corporation's 2005 Annual Report. The Notice of Meeting and Management Proxy Circular was mailed to both registered and non-registered shareholders. The Annual Report was mailed to registered shareholders and only those non-registered shareholders who indicated they wished to receive it.

ELECTION OF DIRECTORS

The people named in the enclosed form of proxy intend, unless otherwise directed, to vote for the election of a Board of Directors (the "Board") composed of the nine nominees listed below to serve until the next Annual Meeting of the Corporation or until their successors are duly elected or appointed, unless any such person is not available to act as a Director of the Corporation ("Director"), in which event a substitute may be nominated. Common share ownership, deferred share units and options held are as at March 1, 2006.

Mr. Cockwell is Group Chair of Brookfield Asset Management Inc., a specialist asset management company ("Brookfield"). Mr. Cockwell was President and CEO of Brookfield from 1991 to 2002. Mr. Cockwell is a Director of Brookfield and a number of Brookfield related companies, including Brookfield Properties Corporation and Fraser Papers Inc. and is also a Director of Astral Media Inc. Mr. Cockwell is also Chair of the Board of Trustees of the Royal Ontario Museum and a Director of the C.D. Howe Institute.

JACK L. COCKWELL	Independent Director
Director since 1987; Toronto, Ontario	26,928 Common Shares[1]
Group Chair of Brookfield Group	Chair of the Human Resources Committee.
of Companies	Member of the Environment, Health and Safety Committee.

Ms. Cohen is an economist and a partner in her own economic consultancy. She is an author of a number of books on government, personal money management and social policy issues. Ms. Cohen is the recipient of many literary awards, as well as the Order of Canada. In addition to her role on the Norbord Board, Ms. Cohen is a Director of Dorel Industries Inc. and Fraser Papers Inc., a trustee of Great Lakes Hydro Income Fund and Treasurer of the University Women's Scholarship Foundation.

DIAN COHEN	Independent Director
Director since 1987; Toronto, Ontario	6,000 Common Shares
President DC Productions Ltd.	15,318 Deferred Share Units, 6,200 Options
Chair of the Corporate Governance and Nominating Committee,
Member of the Audit Committee, the Environment, Health and Safety Committee and the Human Resources Committee.

MANAGEMENT PROXY CIRCULAR
PART THREE - BUSINESS OF THE MEETING

Mr. Dupuis was Chief Operating Officer of Dorel Industries Inc., a global consumer product company, from 1999 to 2005, when he retired from active management responsibilities. He continues to work for Dorel as a consultant. Prior to his appointment at Dorel, Mr. Dupuis was President and COO of Transcontinental Inc., a Canadian printing and publishing company. In addition to his role on the Norbord Board, Mr. Dupuis is a trustee of Great Lakes Hydro Income Fund.

PIERRE DUPUIS	Independent Director
Director since 1995; Brossard, Quebec	5,367 Common Shares
Former Vice President and Chief Operating	10,613 Deferred Share Units, 8,200 Options
Officer, Dorel Industries Inc.	Member of the Audit Committee, the Environment, Health and Safety Committee and the Human Resources Committee.

Dr. Forward is the former Vice Chair of Texas Industries Inc., a position he held from 1998 to 2000. Prior to that, he was President and CEO of the Chaparral Steel Company. In addition to his role on the Norbord Board, Dr. Forward is a Director of Texas Industries Inc.

GORDON E. FORWARD	Independent Director
Director since 1995; San Diego, California	1,000 Common Shares
Chair Emeritus, United States	22,546 Deferred Share Units, 8,200 Options
Business Council for	Member of the Audit Committee, the Environment, Health and Safety Committee and the Human Resources Committee.
Sustainable Development

Mr. Gammiero is President and CEO of Fraser Papers Inc., a specialty paper company. Prior to assuming this role, Mr. Gammiero was President and CEO of Norbord Inc. from 1999 to 2004. He has more than 30 years' experience in the forest products industry in North America and Europe. In addition to his role on the Norbord Board, Mr. Gammiero is a Director of Fraser Papers Inc.

DOMINIC GAMMIERO	240,000 Common Shares[1]
Director since 1998; Mississauga, Ontario	Member of the Environment, Health and Safety Committee.
President and CEO, Fraser Papers Inc.

MANAGEMENT PROXY CIRCULAR
PART THREE - BUSINESS OF THE MEETING

Mr. Harding is Chair of Brookfield Asset Management Inc. As Chair, Mr. Harding represents Brookfield's interests on the boards of its related companies including BPO Properties Ltd. and Fraser Papers Inc. Mr. Harding is also a Director of Burlington Resources Inc. and Atomic Energy of Canada Limited, Mr. Harding is the Chair of Campaign Waterloo and a member of the Board of Trustees of the Hospital for Sick Children and United Way of Greater Toronto.

ROBERT J. HARDING, FCA	Independent Director
Director since 1998; Toronto, Ontario	2,000 Common Shares[1]
Chair, Brookfield Asset Management Inc.	Chair of the Board
Member of the Corporate Governance and Nominating Committee, the Environment, Health and Safety Committee and the Human Resources Committee.

Dr. Northey held the position of Dean, Queen's University School of Business from 1995 to 2002. Prior to that, she was an Associate Professor at the University of Western Ontario's business school. Dr. Northey is a widely respected author of numerous articles, books and reports on a broad range of contemporary topics in business, corporate affairs, communications and the humanities. In addition to her role on the Norbord Board, Dr. Northey is also a Director of Alliance Atlantis Communications Inc., British Columbia Transmission Corp., Fraser Papers Inc., Stressgen Biotechnologies Corporation and Wawanesa Insurance.

MARGOT NORTHEY	Independent Director
Director since 2000; North Saanich	2,340 Common Shares
British Columbia	12,780 Deferred Share Units, 1,760 Options
Former Dean Queen's University School of Business	Chair of the Environment, Health and Safety Committee. Member of the Corporate Governance and Nominating Committee and the Human Resources Committee.

MANAGEMENT PROXY CIRCULAR
PART THREE - BUSINESS OF THE MEETING

Mr. Shineton was appointed President and CEO in 2004. He has held various positions with Norbord, including Executive Vice President, Wood Products of Norbord Inc., President, Norbord Industries Inc. and Managing Director, Norbord Limited (UK). Mr. Shineton has more than 30 years' experience in the forest products industry, having held senior marketing, sales and operations positions for companies in North America and Europe. Mr. Shineton does not sit on the Board of any other public company.

J. BARRIE SHINETON	48,644 Common Shares
Director since 2004; Toronto, Ontario	143,968 Deferred Share Units, 389,000 Options
President and CEO, Norbord Inc.	Mr. Shineton is not a member of any Board Committees

Mr. Wells, a chartered accountant, has senior management experience in strategy development, mergers and acquisitions, corporate governance and financial management. From 1990 to 1998, Mr. Wells was a senior advisor on strategy and corporate governance to the Chair and CEO of the Royal Bank of Canada. He retired from the RBC Financial Group in 1998 after a career spanning 26 years. In addition to his role on the Norbord Board, Mr. Wells is Chair of the Trustees of the Noranda Income Fund.

DON S. WELLS	Independent Director
Director since 2003; Beaconsfield, Quebec	800 Common Shares
Former Executive Vice President,	5,580 Deferred Share Units
Strategic Investments, Royal Bank Financial Group	Chair of the Audit Committee, Member of the Corporate Governance and Nominating Committee, Environment, Health and Safety Committee and the Human Resources Committee.

(1) Management understands that, in addition to the shares listed above, Messrs. Cockwell, Gammiero and Harding also own shares indirectly through their ownership of Brookfield Common Shares. These indirect ownership interests exceed the minimum share ownership requirements for Directors as set out under "Director Share Ownership Requirements and Compensation" on page 11.

MANAGEMENT PROXY CIRCULAR
PART THREE - BUSINESS OF THE MEETING

 DIRECTOR ATTENDANCE FOR MEETINGS HELD IN 2005

The Corporation has excellent attendance at all of its Board and Committee meetings. The attendance of each Board member for all Board and Committee meetings in 2005 is detailed below.

Director	Board		Audit		Corporate Governance and Nominating		Environment, Health and Safety		Human Resources
Jack L. Cockwell	5 of 5						2 of 2	(2)	1 of 1	(1)
Dian Cohen	5 of 5		5 of 5		4 of 4	(1)	2 of 2	(2)	N/A	(3)
Pierre Dupuis	5 of 5		5 of 5				3 of 3		1 of 1
J. Bruce Flatt	5 of 5						2 of 2	(2)	1 of 1
Gordon E. Forward	5 of 5		5 of 5				3 of 3		1 of 1
Dominic Gammiero	5 of 5						3 of 3
Robert J. Harding	5 of 5	(1) (5)			4 of 4		2 of 2	(2)	N/A	(3)
K. Linn Macdonald	2 of 2	(4)
Margot Northey	5 of 5				3 of 4		3 of 3	(1)	1 of 1
J. Barrie Shineton	5 of 5
Don S. Wells	5 of 5		5 of 5	(1)	4 of 4		2 of 2	(2)	N/A	(3)
(1)	Denotes Chair of the Committee.
(2)	Appointed to the Environment, Health and Safety Committee on April 20, 2005.
(3)	Appointed to the Human Resources Committee on April 20, 2005.
(4)	Mr. Macdonald resigned from the Board as a Director and Chair on April 20, 2005.
(5)	Mr. Harding was appointed Chair of the Board on April 20, 2005.

DIRECTOR SHARE OWNERSHIP REQUIREMENTS AND COMPENSATION

Norbord believes that Directors can better represent shareholder interests if they are shareholders themselves. As such, in January 2004, Norbord's Board passed a resolution requiring all Directors to directly or indirectly own at least three times the annual retainer fee (approximately CAD $120,000) worth of Norbord common shares or deferred share units, based on the cost of the common shares or deferred share units acquired. For new Directors, this minimum share ownership position must be achieved within five years of joining the Norbord Board. Existing Directors will have five years from the passage of the resolution to accumulate the minimum share ownership requirement. Directors are encouraged to accumulate the minimum share ownership in a systematic manner over the five-year accumulation period. As discussed in greater detail on page 12, non-employee Directors may elect to take part or all of their annual compensation in deferred share units.

        Direct share holdings and deferred share units of Directors and Named Executive Officers in the Corporation totalled 734,286 shares at March 1, 2006.

        Each Director who is not an employee of the Corporation is entitled to an annual retainer fee of CAD $40,000. The Chair of the Board receives a fee of CAD $100,000. The Chair of the Audit Committee receives an additional annual retainer of CAD $5,000. The Chair of other Board committees receives an additional annual retainer of CAD $3,000. No fees are payable for committee membership or meeting attendance.

MANAGEMENT PROXY CIRCULAR
PART THREE - BUSINESS OF THE MEETING

        Non-employee Directors can, at their option, elect to receive all or part of their compensation in Norbord deferred share units. Deferred share units are credited at the fair market value of Norbord common shares and receive dividend equivalents.

        Norbord's Stock Option Plan prohibits the granting of stock options to non-employee Directors.

2005 - ACTUAL FEES PAID TO DIRECTORS AND PERCENTAGE TAKEN IN DEFERRED SHARE UNITS (DSUs)

Name - Director	Actual Fees Earned CAD $	% Taken in DSUs
Jack L. Cockwell(1)	Nil	N/A
Dian Cohen	$43,000	100%
Pierre Dupuis	$40,000	25%
J. Bruce Flatt(1)	Nil	N/A
Gordon E. Forward	$40,000	100%
Dominic Gammiero(2)	Nil	N/A
Robert J. Harding(1)(3)	Nil	N/A
K. Linn Macdonald(4)	$50,000	N/A
Margot Northey	$43,000	50%
J. Barrie Shineton	Nil	N/A
Don S. Wells	$45,000	50%

(1)	Messrs. Cockwell, Flatt and Harding, as representatives of Brookfield, received no compensation for their roles on the Board and Committees of the Corporation. An aggregate payment of CAD $133,000 was made to Brookfield for their services.
(2)	Mr. Gammiero received no compensation for his role on the Board and Committees of the Corporation. An aggregate payment of CAD $40,000 was made to Fraser Papers Inc. for his services.
(3)	Mr. Harding was appointed Chair of the Board on April 20, 2005.
(4)	Mr. Macdonald resigned from the Board as a Director and Chair on April 20, 2005.

APPOINTMENT OF AUDITORS

The Audit Committee has reviewed and discussed the Corporation's audited consolidated financial statements with management, which has primary responsibility for the preparation of the consolidated financial statements. Ernst & Young LLP, the Corporation's independent auditor for 2005, is responsible for expressing an opinion on the Corporation's consolidated financial statements. The Audit Committee has reviewed with Ernst & Young LLP the matters that are required to be discussed, including financial statement disclosures, the quality of the Corporation's financial reporting and significant accounting policies.

        Based on the reviews, considerations and discussions outlined above, the Audit Committee recommended to the Board of Directors, and the Board of Directors approved, the audited financial statements of the Corporation and authorized their inclusion in the Corporation's annual report for the year ended December 31, 2005. The Audit Committee also recommended to the Board, subject to shareholder approval, that Ernst & Young LLP be appointed independent auditors for the Corporation in 2006.

        The Audit Committee's responsibilities are described in Appendix C of this document. The Audit Committee held five meetings during 2005. A written copy of its terms of reference is Appendix D to this Circular.

        The people named in the proxy form enclosed with the Notice of Meeting intend to vote for the appointment of Ernst & Young LLP, Toronto, as auditors of the Corporation at remuneration to be fixed by the Directors.

MANAGEMENT PROXY CIRCULAR
PART THREE - BUSINESS OF THE MEETING

 PRINCIPAL ACCOUNTING FIRM FEES

From time to time Ernst & Young LLP provides non-audit services to the Corporation and its subsidiaries. It is the Corporation's policy not to engage its auditors to provide services in connection with financial information systems design and implementation or other services that may impair the objectivity of the auditors. The Corporation has implemented a procedure to ensure that any engagement of the auditors for non-audit services receives prior clearance by the Audit Committee. In approving any such engagement, the Audit Committee will consider whether the provision of such non-audit services is compatible with maintaining Ernst & Young LLP's independence.

The table below summarizes the fees paid to Ernst & Young LLP in 2004 and 2005:

Service	2005	2004	(1)
Audit	$830,900	$786,100
Audit-related	111,600	562,800
Tax	311,400	174,200
Other	40,700	71,400
Total	$1,294,600	$1,594,500

(1) 2004 amounts have been reclassified to conform to current year presentation.

Details of the services performed by Ernst & Young LLP are provided below:

        Audit services include the annual financial statement audit of the Corporation and certain of its subsidiaries. The fees include the review of the Corporation's unaudited interim financial statements.

        Audit-related services include audits of the Corporation's pension plans, special purpose non-statutory audits of divisions of the Corporation, comfort letters associated with regulatory filings and internal control reviews. Non-recurring work related to the distribution of Fraser Papers and the secondary offering of Norbord common shares by Brookfield, accounted for $410,000 of the audit-related services fees in 2004.

        Taxation services include tax advisory and compliance services.

        Other services include expatriate consulting and other business advisory services.

 AUDITOR INDEPENDENCE

Ernst & Young LLP has advised the Audit Committee that it considers itself to be independent of the Corporation, and the Audit Committee has confirmed that it considers Ernst & Young LLP to be independent.

MANAGEMENT PROXY CIRCULAR
PART FOUR - EXECUTIVE COMPENSATION

 Part Four - Executive Compensation

COMPOSITION AND MANDATE OF THE HUMAN RESOURCES COMMITTEE

The Corporation's executive compensation program is administered by its Human Resources Committee. As part of its mandate, the Human Resources Committee administers the appointment and remuneration of the Corporation's officers, including the Named Executive Officers. For the President and CEO, the Human Resources Committee makes compensation recommendations to be approved by the Board; for all other officers, the Human Resources Committee approves the compensation levels. The Human Resources Committee is also responsible for reviewing the design and general competitiveness of the Corporation's compensation and benefit programs. The Human Resources Committee met once in 2005.

        Mr. Shineton, the President and CEO of the Corporation, makes recommendations to the Human Resources Committee with respect to executive compensation policy and with respect to the compensation paid to senior officers of the Corporation, other than himself. Mr. Shineton did not participate in the Human Resources Committee meeting when his compensation was discussed or determined.
Members of the Human Resources Committee during 2005 were Mr. Cockwell (Chair), Ms. Cohen, Mr. Dupuis, Mr. Flatt, Mr. Forward, Mr. Harding, Dr. Northey and Mr. Wells.

REPORT ON EXECUTIVE COMPENSATION

Through its total compensation program for executives, the Corporation aims to attract, retain and motivate top quality people at the executive level. Performance incentives that are tied directly to increases in shareholder value are essential components of the program.         With respect to general philosophy, the Human Resources Committee believes that senior executive incentive compensation should be driven primarily by performance relative to the established plans and strategy of the business. The Human Resources Committee focuses on rewarding performance, and not on entitlement or seniority.

        The Corporation's compensation policies are designed to motivate management to maximize the long-term value of the Corporation's assets and business operations. In addition, the compensation policy is designed to provide an overall competitive compensation package with a high proportion for the most senior executives weighted to variable compensation tied to the Corporation's performance. In the case of the Corporation's CEO, this is achieved by maintaining base salary and cash bonus awards below the median base salary level in the industry in return for an opportunity to participate at a higher level in the growth in value of the Corporation's shares.

 EXECUTIVE SHARE OWNERSHIP GUIDELINES

In January 2005, the Corporation's Board of Directors established guidelines for the minimum common share ownership of the Corporation, including for this purpose deferred share units, to be held by Named Executive Officers. This amount is an investment of two times base salary for the President and CEO and one times base salary for the other Named Executive Officers, based on the cost of the common shares or deferred share units acquired, to be attained over a five-year period from being designated as a Named Executive Officer. Named Executive Officers are encouraged to accumulate the minimum share ownership in a systematic manner over the five-year accumulation period.

MANAGEMENT PROXY CIRCULAR
PART FOUR - EXECUTIVE COMPENSATION

        The following table sets forth for each Named Executive Officer the total number of common shares and deferred share units of the Corporation held by the executive as at March 1, 2006:

	Common Shares	Deferred Share Units	Total
J. Barrie Shineton	48,644	143,968	192,612
John Tremayne(1)	86,478	51,369	137,847
Karl Morris	Nil	Nil	Nil
Robert Kinnear	2,320	8,706	11,026
Peter Wijnbergen	29,128	11,379	41,529
(1) In addition, Mr. Tremayne owns shares indirectly through his ownership of Brookfield common shares.

Management has retained Towers Perrin Inc., an external compensation consultant, in the most recent fiscal year to assist with preparing information and providing advice on executive compensation arrangements.

        The scope of services includes competitive reviews of senior executive compensation levels, assisting management with changes to the design of compensation programs, and other miscellaneous executive compensation assistance. In addition to the aforementioned services, retirement consulting services were also provided to Norbord.

        The individual components of executive compensation and the Human Resources Committee's approach to each are as follows:

 BASE SALARIES

Base salaries of the Corporation's executives are reviewed annually to ensure that they are competitive and reflect the contribution of each executive. The Corporation believes that base salaries should reflect the median level of salaries paid to similar positions at comparable Canadian forest products companies, adjusted for size based on sales volumes. The base salary for the Corporation's CEO is also adjusted to reflect a higher weighting to variable compensation as described below.

 ANNUAL INCENTIVE PLAN

The Corporation has an annual incentive plan that generates cash incentives for company officers (including the Named Executive Officers) based on corporate and individual performance. Target awards, expressed as a percentage of base salary, have been established for each officer position at approximately the median level of annual incentive compensation plans administered by other Canadian forest products companies.

        The incentive plan for all senior officers, including the President and CEO, is based on two factors:
1.	Two-thirds on corporate performance based on Return on Capital Employed ("ROCE") calculation; and
2.	One-third on individual performance measured against established objectives and including contribution to overall results.

        ROCE targets and CEO and corporate objectives are reviewed with the Human Resources Committee at the beginning of each year and awards are approved by the Human Resources Committee based on the performance of each individual senior officer.

MANAGEMENT PROXY CIRCULAR
PART FOUR - EXECUTIVE COMPENSATION

LONG-TERM INCENTIVES

The Corporation's Long-Term Incentive plan consists of the following components:

 STOCK OPTION PLAN

The Corporation has had a stock option plan since 1991 (the "Plan"). The Plan is designed to focus executive attention on the long-term interests of the Corporation and growth in shareholder value.

        Options are granted periodically to executives and senior managers and may be exercised at the option price for a period of up to 10 years. The number of options granted to any one person cannot exceed 5% of the outstanding shares of the Corporation. To determine the size of grants, the Human Resources Committee takes into consideration data provided by external consultants on competitive market practices within the Canadian forest products industry and a wider grouping of industrial companies. The option price is determined by the simple average of the daily averages of the high and low prices at which a board lot of the Corporation's common shares traded on the Toronto Stock Exchange on each of the five trading days immediately preceding the date of the option grant. Options are subject to vesting at the annual rate of 20% per year, beginning on the first anniversary from the date of grant. Options are not transferable under the Plan. At the discretion of the Board, option entitlements may cease upon termination of employment, as a result of resignation, or six months after the death of a participant. The Board may from time to time, subject to the rules and regulations of the stock exchange on which the shares are listed, amend the Plan and options granted. The maximum common shares issuable under the Plan are not to exceed 10,000,000.

        Except in certain circumstances, stock options granted to Named Executive Officers after January 29, 2003 include a requirement to hold, for a minimum of one year, Norbord common shares having a value equivalent to the after-tax gain realized through the exercise of the options.

        In January 2005, options to purchase a total of 456,700 shares were granted to 19 executives and 25 senior managers at a market price of CAD $11.77.

        On April 18, 2005, option exercise prices were reduced by CAD $1.00 to coincide with the CAD $1.00 special dividend paid to common shareholders on May 20, 2005. On January 31, 2006, options to purchase a total of 415,300 shares were granted to 12 executives (including the CEO) at the market price of CAD $12.13.

 DEFERRED COMMON SHARE UNIT PLAN

The Corporation has a deferred common share unit plan designed to focus executive attention on the long-term interests of the Corporation and growth in shareholder value. Deferred common share units ("DSUs") are issued based on the closing price of the Corporation's common shares on the award date. Holders of DSUs will be allotted additional DSUs as dividends are declared on the Corporation's common shares. This is done on the same basis as if the dividends were reinvested pursuant to the Corporation's dividend reinvestment plan. The redemption value of DSUs will be equivalent to the market value of an equivalent number of the Corporation's common shares on the date the Notice of Redemption is received by the Corporation. No common shares are issued in connection with this plan.

MANAGEMENT PROXY CIRCULAR
PART FOUR - EXECUTIVE COMPENSATION

COMPENSATION OF PRESIDENT AND CHIEF EXECUTIVE OFFICER

Mr. Shineton was appointed President and CEO of the Corporation on June 30, 2004. Mr. Shineton's base salary is reviewed annually and is set below the median level for comparable companies within the Canadian forest products industry based on data provided by the Corporation's external compensation consultants. Mr. Shineton's below-market base salary was offset by an opportunity to participate at a higher level in the growth in value of the Corporation's common shares.

        Mr. Shineton participated in the Annual Incentive Plan for Company officers. The Human Resources Committee has established a target award of 50% of annual base salary payable based two-thirds on a ROCE calculation and one-third on the fulfillment of established individual performance criteria. These individual performance criteria include:

•	The strategic positioning of the Corporation for profitable growth and success;
•	The leadership of the organization; and
•	The management of succession plans to provide continuity of senior management, including that of the CEO.

        In January 2006, Mr. Shineton was awarded an incentive payment of $462,334 commensurate with the achievement of corporate and individual objectives. The Committee's assessment of Mr. Shineton's performance included the following:

•	Achieved strong financial performance resulting in ROCE of 53% and Return on Equity of 46%;
•	Maintained balance sheet efficiency and investment grade credit ratings;
•	Continued to improve the Corporation's competitive cost position relative to industry peers through aggressive application of margin improvement initiatives;
•	Completed and successfully started up a $30 million energy system at the Jefferson, Texas mill and began construction of a $135 million project to more than double capacity at the Cordele, Georgia mill;
•	Recorded a disappointing OSHA rate of 3.1 versus a target of 2.0. A fatal accident occurred at the Guntown, Mississippi operation;
•	Achieved 99.2% environmental compliance. On track for MACT air emission compliance in North America and DSEAR dust compliance in Europe.

In January 2006, Mr. Shineton was granted an option on 150,000 common shares at the market price of CAD $12.13 Per share. The awards to Mr. Shineton under the Norbord Stock Option Plan and Deferred Share Unit Plan are consistent with the philosophy of the Corporation, which is to tie a significant portion of the CEO's compensation to corporate performance and the achievement of growth in shareholder value.

MANAGEMENT PROXY CIRCULAR
PART FOUR - EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION OF NAMED EXECUTIVE OFFICERS

The following table sets forth all compensation paid or payable in respect of each of the executive officers named (collectively, the "Named Executive Officers") for services rendered during the financial years ended December 31, 2005, 2004, and 2003.

* CAD $, unless otherwise noted			Annual Incentive				Other	*	Shares	All	*
					Received	*	Annual		Under	Other
			Received	*	in Deferred		Compen-		Options	Compen-
Name and Principal Position	Year	Salary*	in Cash		Share Units		sation	(6)	Granted	sation
J. Barrie Shineton(1)	2005	$363,749	$115,583		$346,751				100,000
President and	2004	$341,666	$112,306		$1,112,863				165,000	£22,215
Chief Executive Officer	2003	£159,583	£99,515				£1,812			£151,451
John Tremayne(2)	2005	$289,166	$0		$290,000				47,700
Executive Vice President and	2004	$279,166	$0		$276,267				65,000
Chief Financial Officer	2003	$269,167	$191,520						150,000
Robert Kinnear(3)	2005	$201,650	$44,587		$104,038				28,000
Senior Vice President	2004	$163,600	$113,200						5,500
Corporate Services	2003	$160,000	$100,800						7,000
Karl Morris(4)	2005	£132,784	£111,800						28,000	£26,674
Senior Vice President	2004	£130,000	£65,400				£297		16,000	£73,236
European Operations	2003	£104,740	£45,045						7,000	£30,138
Peter Wijnbergen(5)	2005	$201,620	$74,825		$74,825				28,000
Senior Vice President	2004	$163,242	$52,169		$52,168				5,500
Marketing, Sales	2003	$158,487	$99,382						7,000
and Logistics
(1)	Mr. Shineton was appointed President and Chief Executive Officer in June 2004, prior to which he was Executive Vice President, Wood Products, and President, Norbord Industries Inc. since 2003. He also held the position of Managing Director of Nexfor Limited from 1999 until 2003. Mr. Shineton elected to take 29,016 DSUs at $11.95 per unit representing 75% of his 2005 annual incentive of $462,334. These DSUs were issued in January 2006. Mr. Shineton also elected to take 29,322 DSUs at $11.49 per unit representing 75% of his 2004 annual incentive of $449,225. DSUs include an additional issuance of 66,094 units at $11.74 per unit made in 2004. Mr. Shineton held 114,951 DSUs at December 31, 2005 having a value of $1,408,150 based on Norbord's closing share price of CAD $12.25.
(2)	Mr. Tremayne joined Norbord Inc. as Senior Vice President and Chief Financial Officer in June 2002 and was appointed Executive Vice President and Chief Financial Officer in June 2003. Mr. Tremayne elected to take 24,267 DSUs at $11.95 per unit representing 100% of his 2005 annual incentive of $290,000. These DSUs were issued in January 2006. Mr. Tremayne also elected to take 24,044 DSUs at $11.49 per unit representing 100% of his 2004 annual incentive of $276,267. Mr. Tremayne held 27,101 DSUs at December 31, 2005 having a value of $331,987 on Norbord's closing share price of CAD $12.25.
(3)	Mr. Kinnear joined Norbord Industries Inc. as Vice President of Human Resources in 2001 and was appointed Vice President, Human Resources and Administration of Norbord Inc. in June 2002. He was appointed Senior Vice President, Corporate Services of Norbord Inc. in January 2005. Mr. Kinnear elected to take 8,706 DSUs at $11.95 per unit representing 70% of his 2005 incentive of $148,625. These DSUs were issued in January 2006.
(4)	Mr. Morris was appointed Managing Director of Norbord's European Operations in June 2003 and was appointed Senior Vice President, European Operations of Norbord Inc. in January 2005. Mr. Morris' 2005 income includes employer contributions to the Norbord UK defined contribution retirement plan. Mr. Morris' 2003 and 2004 income include relocation expenses and employer contributions to the Norbord UK defined contribution retirement plan.
(5)	Mr. Wijnbergen was appointed Senior Vice President, Marketing, Sales and Logistics of Norbord Inc. in January 2005, prior to which he was Vice President, Sales, Marketing and Logistics of Norbord Industries Inc. Mr. Wijnbergen elected to take 6,261 DSUs at $11.95 per unit representing 50% of his 2005 annual incentive of $149,650. These DSUs were issued in January 2006. Mr. Wijnbergen also elected to take 4,540 DSUs at $11.49 Per unit representing 50% of his 2004 annual incentive of $104,337. Mr. Wijnbergen held 5,117 DSUs at December 31, 2005 having a value of $62,683 based on Norbord's dosing share price of CAD $12.25.
(6)	The value of perquisites and benefits for each Named Executive Officer is less than the lesser of $50,000 and 10% of total annual salary and bonus. The amounts quoted in this column represent the dollar value of imputed interest relating to housing loans. There were no loans to officers outstanding as at December 31, 2005.

MANAGEMENT PROXY CIRCULAR
PART FOUR - EXECUTIVE COMPENSATION

The following table sets forth individual grants of stock options during the financial year ended December 31,2005 to the Named Executive Officers.

 OPTION GRANTS DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2005

						Market Value
			% of Total			of Shares
	Securities		Options			Underlying
	Under		Granted to			Options
	Options		Employees in	Exercise Price		at Date of Grant	Expiration
Name	Granted	(1)	2005	(CAD $/Share)	(2)	(CAD $/Share)	Date
J. Barrie Shineton	100,000		21.90%	$11.77		$11.77	January 26, 2015
John Tremayne	47,700		10.44%	$11.77		$11.77	January 26, 2015
Bob Kinnear	28,000		6.13%	$11.77		$11.77	January 26, 2015
Karl Morris	28,000		6.13%	$11.77		$11.77	January 26, 2015
Peter Wijnbergen	28,000		6.13%	$11.77		$11.77	January 26, 2015
(1)	All options were granted under the Norbord Stock Option Plan and entitle each Named Executive Officer to purchase common shares of the Corporation. The exercise price is the market price of the common shares on the date of the grant. All options are subject to vesting at the annual rate of 20% beginning on the first anniversary from the date of grant.
(2)	The Named Executive Officers are required to hold Norbord common shares having a value equivalent to the after-tax gain realized through the exercise of these options for a 12-month period following exercise.

The following table sets forth details of each exercise of stock options during the financial year ended December 31, 2005 by the Named Executive Officers and the financial year-end value of unexercised options on an aggregate basis.

 AGGREGATE OPTION EXERCISES DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2005 AND
FINANCIAL YEAR-END OPTION VALUES

	Shares	Aggregate		Unexercised Options at		Value of Unexercised 'In The
	Acquired	Value		Period End		Money' Options at Period End(2)
	on Exercisable	Realized	(1)	Exercisable	Non-exercisable	Exercisable	Non-exercisable
Name	(#)	(CAD $)		(#)	(#)	(CAD $)	(CAD $)
J. Barrie Shineton	13,000	84,240		20,000	232,000	50,400	735,440
John Tremayne	50,460	442,598		8,540	221,700	63,367	1,746,656
Bob Kinnear	0	0		4,000	39,600	38,801	149,940
Karl Morris	0	0		8,800	49,500	84,119	229,908
Peter Wijnbergen	2,400	25,464		8,900	40,800	89,600	164,052
(1)	Determined on basis of market value at date of exercise.
(2)	The closing price of Norbord Inc. common shares on the Toronto Stock Exchange on December 31, 2005 was CAD $12.25.

MANAGEMENT PROXY CIRCULAR
PART FOUR - EXECUTIVE COMPENSATION

 SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2005

Number of securities
remaining available for
	Number of securities to			future issuance under
	be issued upon		Weighted-average	equity compensation
	exercise of outstanding		exercise price of	plans (excluding
	options, warrants		outstanding options,	securities reflected
	and rights		warrants and rights	in column (a))
Plan Category	(a)		(b)	(c)
Equity compensation plans
approved by security holders	1,719,680	(1)	$5.13	9,047,440	(2)
Equity compensation plans
not approved by security holders	N/A		N/A	N/A
Total	1,719,680		$5.13	9,047,440
(1)	Represents approximately 1.2% of the outstanding capital at December 31, 2005.
(2)	Represents approximately 6.2% of the outstanding capital at December 31, 2005

PENSION ARRANGEMENTS

Messrs. Shineton, Tremayne, Kinnear and Wijnbergen participate in the defined benefit Retirement Annuity Plan for Canadian salaried employees. The following table shows the total annual retirement benefits payable under such retirement plan to participants in the specified compensation and years of service categories assuming retirement at age 65.

 PENSION PLAN TABLE

	Years of Service
Remuneration (CAD $)	5	10	15	20	25	30	35
$200,000	$16,775	$33,550	$50,325	$67,100	$83,875	$100,650	$117,425
$225,000 and above	$18,975	$37,925	$56,900	$75,850	$94,825	$113,775	$132,750

Remuneration for the purposes of such pension plan includes base salary only. The pension benefit is based on 1.75% per year of service of the average of the best five years' salary minus an adjustment for Canada Pension Plan benefits. Pension benefits are reduced for retirement earlier than age 65. These pension benefits are payable for life, guaranteed for five years. Upon death, payments continue to the surviving spouse reducing to 662/3% (basic option) at the end of the five-year guarantee.

        Pension values that exceed the Canada Revenue Agency allowable limits are paid from a Supplementary Employee Retirement Plan. To limit the Corporation's retirement benefit liability to employees under the plan, a remuneration level of CAD $225,000 has been established as the maximum average remuneration eligible for pension calculations. This maximum is to be reviewed periodically in both general application and application to individuals.

MANAGEMENT PROXY CIRCULAR
PART FOUR - EXECUTIVE COMPENSATION

        The following table shows the service cost and accrued liability for 2005 as well as the estimated annual benefit payable at normal retirement date for each of the Named Executive Officers participating in the defined benefit Retirement Annuity Plan.

CAD $, unless otherwise noted							Estimated
							Annual	Years of
						Years of	Benefit	Accredited
	Accrued				Accrued	Accredited	Payable	Service
	Liability at			Actuarial	liability at	Service at	at Normal	at Normal
	December 31,	Service Cost	Interest	Losses	December 31,	December 31,	Retirement	Retirement
Name	2004	for 2005	Cost	for 2005	2005	2005	Date	Date
J. Barrie Shineton	$28,640	$28,668	$3,295	$11,379	$71,982	$2	$30,104	$8
John Tremayne(1)	$31,696	$13,363	$2,591	$21,315	$68,965	$4	$14,497	$4
Bob Kinnear	$85,443	$23,463	$6,262	$19,064	$134,232	$5	$37,689	$10
Peter Wijnbergen	$217,700	$13,615	$13,301	$115,345	$359,961	$19	$150,845	$41
(1)	At age 65, Mr. Tremayne will receive the majority of his pension from the Company's defined contribution pension plan.

The calculation of reported amounts use actuarial assumptions and methods that are consistent with those used for calculating pension liabilities and annual expense as disclosed in the Corporation's 2004 and 2005 consolidated financial statements. As the assumptions reflect the Corporation's best estimate of future events, the values shown in the above table may not be directly comparable to similar estimates of pension liabilities that may be disclosed by other corporations.

        Mr. Tremayne has elected to participate in the Company's defined contribution pension plan for Canadian salaried employees beginning in January 2006. In this plan, the Company provides a basic allocation of 4% of salary and bonus up to a cap of $225,000. Mr. Tremayne also receives a matching allocation based on his own contributions of 3%. The 7% company allocation represents $15,750 in 2006. Pension allocations that exceed the Canadian Revenue Agency allowable limits are paid from a Supplementary Employee Retirement Plan. Mr. Tremayne's service in the Company's defined benefit plan is frozen at year-end 2005.

        Mr. Morris participates in the UK defined contribution pension plan. Members are required to pay a contribution of 5% of the periodic payment of gross earnings up to Inland Revenue prescribed limits. The company allocates 15% of earnings where the employee makes the minimum contribution. In 2005 the Company allocated £26,674 to Mr. Morris' defined contribution pension plan.

MANAGEMENT PROXY CIRCULAR
PART FIVE - PERFORMANCE GRAPH

 Part Five - Performance Graph

The following graph assumes that CAD $100 was invested on December 31, 2000 in Norbord's common shares, the S&P/TSX Composite Index and the S&P/TSX Canadian Materials Index respectively. The computations assume that all dividends are reinvested on the dividend payment date. In the case of the distribution of Fraser Papers, the computation assumes that Fraser Papers shares are sold at the closing price on the first day of trading and that Norbord common shares are purchased coincidently.

 FIVE-YEAR CUMULATIVE TOTAL RETURN ON CAD $100 INVESTMENT
Assuming Reinvestment of Dividends
December 31, 2000-December 31, 2005

MANAGEMENT PROXY CIRCULAR
PART SIX - CORPORATE GOVERNANCE

 Part Six - Corporate Governance

MANDATE OF THE BOARD

The Board of Directors of Norbord recognizes that in order to attain its objective of enhancing shareholder value in a manner that recognizes the concerns of other stakeholders in the Corporation, including its employees, suppliers, customers and the communities in which it operates, the Corporation must have sound corporate governance structures and policies. The Board and the Corporate Governance and Nominating Committee regularly review the terms of reference of the Board and each of the Committees of the Board (the "Committees"), and the role of the Chair, Chief Executive Officer ("CEO") and chairs of each committee, to ensure that the Corporation complies with, or exceeds, all applicable corporate governance rules and standards. The Corporation's corporate governance practices are Appendix A to this Circular and can be viewed on the Corporation's web site at www.norbord.com.

       Pursuant to its terms of reference, the Board is responsible for supervising the business and affairs of the Corporation, which are conducted by its officers and employees under the direction of the CEO. The Board discharges this responsibility directly at regularly scheduled and special meetings of the Board and indirectly through Committees composed of independent Directors. The Board's full terms of reference are Appendix B to this Circular. The terms of reference of the Board and each of its Committees can be viewed on the Corporation's web site at www.norbord.com.

       The Norbord Board has approved, and acts in accordance with, the Corporation's Code of Business Conduct (the "Code"). All employees with supervisory responsibilities, members of the management team, and each Director have signed the Code. A copy of this Code can be found on the Corporation's web site at www.norbord.com.

BOARD COMPOSITION

The Corporate Governance and Nominating Committee has examined the size of the Board and has concluded that a reduction in the number of Directors elected by the shareholders from 10 to nine is appropriate. A nine-member Board allows for an appropriate mix of experience and skill and ensures that the majority of Directors will be "independent" within the meaning of section 1.4 of Multilateral Instrument 52-110.

DIRECTOR INDEPENDENCE

The Board reviewed the relationships between each of its Director nominees and the Corporation and has determined that the proposed list of Director nominees fairly represents the share ownership interests in the Corporation and the requirements for Director independence of both Canadian and U S securities regulators.

       Messrs. Shineton and Gammiero, the former CEO of the Corporation, are considered to be non-independent Directors and the remaining Directors are independent Directors. Two of the remaining seven Director nominees, Messrs. Cockwell and Harding (the "Brookfield Directors") are officers of Brookfield. The Board believes that neither Brookfield Director has a relationship which could be reasonably expected to interfere with the exercise of his independent judgement. The Board also considers that two Directors fairly reflect the relative investment of Brookfield and other shareholders in the Corporation.

MANAGEMENT PROXY CIRCULAR
PART SIX - CORPORATE GOVERNANCE

       Two other Director nominees, Ms. Cohen and Mr. Dupuis, are trustees of Great Lakes Hydro Income Fund, in which Brookfield owns approximately a 50% indirect interest. The Board does not consider Ms. Cohen and Mr. Dupuis to have any relationship that could be reasonably expected to interfere with their exercise of independent judgement. The remaining Director nominees, Dr. Forward, Dr. Northey and Mr. Wells have, in the view of the Board, no relationships that could be reasonably expected to interfere with their exercise of independent judgement.

       All members of the Audit Committee are "independent" within the meaning of sections 1.4 and 1.5 of Multilateral Instrument 52-110.

BOARD AND COMMITTEE MEETINGS

The Board of Directors of Norbord conducts much of its business through committees established by the Board. There are currently four standing Committees of the Board. These are the Audit, Corporate Governance and Nominating, Environment, Health and Safety and Human Resources Committees. In addition, from time to time, the Board has established special committees to assist the Board in respect of certain issues.

       A summary of responsibilities for each Committee is Appendix C to this Circular. The terms of reference of the Audit Committee is Appendix D. The terms of reference of all Committees and the Board are available on the Corporation's web site at www.norbord.com. For additional information on the Audit Committee, see "Audit Committee" in the Annual Information Form of the Corporation dated March 1, 2006.

       It is the policy of the Board that all Board meetings and Committee meetings should include a session without the presence of non-independent Directors. In the case of the Audit Committee, each meeting also includes a session with only the external auditors and the Committee.

       All Board members may attend any committee meeting, with the exception of Mr. Shineton in respect of the Human Resources Committee.

       The Chair of the Board, Robert Harding, is an independent Director. He is responsible for:

1.   Managing the business of the Board and ensuring that the functions identified in the terms of reference of the Board are being effectively carried out by the Board and its Committees;
2.   Ensuring that all Directors receive the information required for the proper performance of their duties;
3.   Ensuring that the appropriate committee structure is in place and recommending appointments to such committees;
4.   Leading the annual review of Director and Board performance and making recommendations for changes when appropriate; and
5.   Working with the CEO and senior management to monitor progress on strategic planning, policy implementation and succession planning.

MANAGEMENT PROXY CIRCULAR
PART SIX - CORPORATE GOVERNANCE

BOARD EVALUATION SYSTEMS

The Board evaluates itself annually to ensure it is functioning effectively and in the best interests of shareholders. The evaluation includes a detailed questionnaire completed by each Director and one-on-one interviews with the Chair. The Chair reviews the results of the evaluation with the Corporate Governance and Nominating Committee and the Board. These evaluations assess the Board in four specific areas:

•     Overall Board governance
•     Managing management
•     Strategy and corporate performance
•     Board effectiveness

       In 2005, this evaluation determined that the Board operates effectively.

       In addition to the Board, each Committee of the Board evaluates its performance annually. These evaluations focus on each Committee's successes in meeting its terms of reference as well as its overall effectiveness as a committee. In 2005, each of the Committees of the Board evaluated its performance as effective.

       The Board has developed written position descriptions for the Chair of the Board, the Chair of each Committee and the CEO.

       The performance of individual Board members is also reviewed by his or her peers bi-annually. This review is conducted by the Chair and presented to the Corporate Governance and Nominating Committee for its consideration.

       As part of the Board, Committee and individual Director evaluation processes, opportunities to improve are implemented as identified.

CHANGE IN PERSONAL CIRCUMSTANCES

In January 2005, the Board adopted a policy that requires any Director to offer his or her resignation if there has been a relevant change in his or her personal circumstances, or if he or she has not attended at least 75% of the regularly scheduled Board and relevant committee meetings in the most recent 12-month period. The Board will evaluate the impact of the change on the composition of the Board and accept or reject the resignation as appropriate.

MANAGEMENT PROXY CIRCULAR
PART SIX - CORPORATE GOVERNANCE

 Part Seven - Other Information

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation maintains Directors' and Officers' Liability Insurance under policies arranged by Brookfield with a combined annual limit of CAD $50 million subject to a corporate deductible of CAD $1 million per loss. The limit is not exclusive to each corporation insured under the policies. Under this insurance coverage, the Corporation is reimbursed for indemnity payments made to Directors or officers as required or permitted by law or under provisions of its by-laws as indemnity for losses, including legal costs, arising from acts, errors or omissions committed by Directors and officers during the course of their duties as such. This insurance also provides coverage to individual Directors and officers without any deductible if they are not indemnified by the Corporation. The insurance coverage for Directors and officers has certain exclusions including, but not limited to, those acts determined to be deliberately fraudulent or dishonest or which have resulted in personal profit or advantage. The cost of such insurance is borne by the Corporation and is currently CAD $43,000 annually.

NORMAL COURSE ISSUER BID

The Corporation has received all necessary approvals to make a normal course issuer bid enabling it to purchase up to 9,046,203 common shares of Norbord. The notice provides that the Corporation may purchase these shares between November 2, 2005 and November 1, 2006, at prevailing market prices in amounts and at times to be determined by the Corporation. The purchases will be made through the facilities of the TSX. Shares purchased under the bid will be cancelled. A copy of the notice may be obtained from the Assistant Corporate Secretary, Norbord Inc., One Toronto Street, Suite 600, Toronto, Ontario M5C 2W4.

2007 SHAREHOLDER PROPOSALS

Proposals of shareholders intended to be presented at the Corporation's annual meeting of shareholders in 2007 and which such shareholders are entitled to request be included in the Management Proxy Circular for the meeting, must be received at the Corporation's principal executive offices not later than December 14,2006.

MANAGEMENT PROXY CIRCULAR
PART SIX - CORPORATE GOVERNANCE

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com. Shareholders may contact the Company at One Toronto Street, Suite 600, Toronto, Ontario, M5C 2W4 by mail, fax (416-365-3292), telephone (416-365-0705) or e-mail (info@norbord.com) to request copies of the Corporation's audited consolidated financial statements and Management's Discussion and Analysis ("MD&A").

       Financial information for the Corporation's most recently completed financial year is provided in its audited consolidated financial statements and MD&A which are filed with SEDAR.

DIRECTORS' APPROVAL

The contents and the sending of this Circular have been approved by the Directors of Norbord.

Lynne C. Taylor
Assistant Corporate Secretary
Toronto, Ontario
March 1, 2006

MANAGEMENT PROXY CIRCULAR
APPENDIX A - CORPORATE GOVERNANCE PRACTICES

APPENDIX A

Norbord Inc.

CORPORATE GOVERNANCE PRACTICES

Norbord Inc. ("Norbord") is committed to following sound corporate governance policies and practices to ensure that the interests of our shareholders, employees and the communities in which we operate are continuously maintained.

 ROLE OF BOARD OF DIRECTORS

The Board of Directors is responsible for overseeing the management of Norbord's affairs directly and through its committees. At all times, the Board intends to act on behalf of the best interests of the shareholders of Norbord.

Among its principal responsibilities, the Board:
•	Reviews and approves Norbord's overall business strategy and its annual business plan;
•	Reviews the risks and alternatives in Norbord's business to ensure appropriate systems or plans are in place to manage these risks;
•	Reviews and approves strategic initiatives and capital investment plans to ensure Norbord's proposed actions are consistent with shareholders' objectives and expectations;
•	Appoints the Chief Executive Officer ("CEO") and approves the appointment of senior management;
•	Establishes a compensation plan for the CEO and approves the compensation of senior management;
•	Assesses management's performance against approved business plans and key industry performance indicators;
•	Reviews succession and development plans for senior management;
•	Maintains integrity within Norbord by reviewing and monitoring disclosure controls and procedures, internal controls and procedures for financial reporting and compliance with the Code of Business Conduct;
•	Approves Norbord's financial reports to shareholders;
•	Sets the Corporation's dividend policy and approves quarterly dividends;
•	Ensures the effective operation of the Board and its committees;
•	Ensures policies and processes are in place to address key business issues of the Corporation including financial, environment, health and safety, business conduct, pension management and communications; and
•	Approves significant and material issues - in addition to those matters that must, by law, be approved by the Board, Norbord's Board also provides approval on:
• any capital disposition or expenditure in excess of $3 million and for any cost overrun on any of these projects in excess of 10% or $2 million whichever is less;
• any new loan agreement or guarantee for an amount in excess of $10 million;
• changes in senior management at the Corporation and its principal operating subsidiaries; and
• any other material agreement or arrangement that is not in the ordinary course of business.

MANAGEMENT PROXY CIRCULAR
APPENDIX A - CORPORATE GOVERNANCE PRACTICES

MEETINGS OF THE BOARD

The Board of Directors meets at least quarterly, with additional meetings scheduled when required. While most Board meetings are held at the Norbord corporate office in Toronto, meetings are periodically held at an operating location. This gives the Directors an opportunity to improve their understanding of the operations of Norbord.

COMPOSITION AND SIZE OF THE BOARD

The Corporate Governance and Nominating Committee has examined the size of the Board and has concluded that a reduction in the number of Directors elected by the shareholders from 10 to nine is an appropriate number of Directors to be elected by the shareholders. The nominees for the Board of Directors comprises nine Directors, including seven independent Directors, two of whom are associated with the Corporation's major shareholder, Brookfield Asset Management Inc., and two non-independent Directors including the CEO. The Board considers that this combination leads to a constructive exchange of views in Board deliberations resulting in objective, balanced and informed decision-making.

        The Corporation's Directors represent a diverse base of business skills and experiences to ensure effective oversight and reporting.

Independent Directors	Seven of nine
Jack L. Cockwell
Dian Cohen
Pierre Dupuis
Gordon E. Forward
Robert J. Harding
Margot Northey
Don S. Wells

Non-independent Directors	Two of nine
Dominic Gammiero
J. Barrie Shineton

It is the policy and practice of the Board that at each regular meeting, the Directors meet and discuss the Corporation's affairs without management Directors present.

COMMITTEES OF THE BOARD

Board committees assist in the effective functioning of the Corporation's Board of Directors. The composition of the Board committees should ensure that the views of independent Directors are effectively represented.

        Norbord's Board of Directors has four standing Committees: the Audit Committee, the Corporate Governance and Nominating Committee, the Environment, Health and Safety Committee and the Human Resources Committee. It is the Board's policy that each Committee meets without management Directors present at each of its meetings.

        Special committees may be formed from time to time as required to review particular matters or transactions.

        Full terms of reference for each of the standing Committees are available on the Corporation's web site at www.norbord.com.

MANAGEMENT PROXY CIRCULAR
APPENDIX A - CORPORATE GOVERNANCE PRACTICES

ROLE OF COMMITTEE CHAIR

The Board of Directors has adopted the following written description for all Board committee chairs. The chair of each committee of the Board is appointed by the Board at the first Board meeting held after the annual shareholders meeting. The role of each committee chair is as follows:

1.	To ensure that the activities of the committee are consistent with the committee terms of reference;
2.	To ensure that the committee meets as many times as necessary to carry out its duties and responsibilities effectively;
3.	In co-operation with Norbord's management team, as appropriate, to review meeting agendas to ensure all required business is brought before the committee to enable the committee to carry out its duties and responsibilities;
4.	To report to the Board at the next Board meeting following any committee meeting or upon the signing of a written resolution approving a decision or recommendation of the committee;
5.	To provide leadership to enable the committee to act as an effective team in carrying out its duties and responsibilities; and
6.	To carry out any other appropriate duties and responsibilities as assigned by the Board or delegated to the committee.

AUDIT COMMITTEE

The Audit Committee, composed entirely of independent Directors, assists the Board in meeting its fiduciary responsibilities relating to corporate accounting and reporting practices. Its duties include overseeing internal controls, reviewing risk management practices, and approving quarterly and annual financial filings.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The Corporate Governance and Nominating Committee, composed entirely of independent Directors, is responsible for the development and monitoring of the Corporation's corporate governance practices. Its duties include the identification and recommendation of potential nominees or appointees to the Board, and the assessment of the effectiveness of the Board, its size and composition, its committee structure and the individual performance of its Directors. The Committee also has responsibility for the review of the Corporation's communications policy and its Code of Business Conduct.

        In considering and seeking potential nominees to the Board, the Committee assesses the skills and expertise of its current Board to determine the skills and experience that any potential candidates should possess. The Committee seeks candidates through recommendations sought from the current Board and Committee members and, when necessary, through recruitment firms. Once candidates have been identified, they are contacted to confirm their interest, credentials and availability to serve on the Board. Interviews of candidates are then conducted by members of the Committee and a recommendation is made to the Board.

        In carrying out its role, the Corporate Governance and Nominating Committee has the following authority and responsibility:

1.	Director Qualification and Nomination:
	(a)	to consider and make recommendations to the Board from time to time on the appropriate size, composition and profile of the Board;
	(b)	to establish criteria for the selection of Directors, to review and assess the competencies and skills of persons proposed for appointment or election to the Board and to submit to the Board the names of persons to be nominated for election as Directors at the annual meeting of shareholders, or to be appointed to fill vacancies between annual meetings;
	(c)	to retain search firms for the recruitment of Director nominees as necessary;
	(d)	to ensure that there is an orientation and education program for new Directors and continuing education for all Directors including making recommendations on methods to improve Directors' knowledge of the Corporation's activities and their responsibilities as Directors; and
	(e)	to recommend qualified directors for membership on the various committees of the Board;

MANAGEMENT PROXY CIRCULAR
APPENDIX A- CORPORATE GOVERNANCE PRACTICES

2.	Terms of Reference of Board and Committees:
	(a)	to review and make recommendations to the Board at least annually on the terms of reference of the Board;
	(b)	to review and make recommendations to the Board at least annually on the role of the Chair, the role of the Chief Executive Officer and the role of the chair of each standing committee of the Board; and
	(c)	to review and make recommendations to the Board on the terms of reference of the standing committees of the Board;
3.	Evaluation of Director, Board and Committee Performance:
	(a)	to establish a process for annually reviewing Directors' performance, and to provide input to the Chair of the Board, who is charged with the responsibility of carrying out such reviews;
	(b)	to review and make recommendations to the Board at least annually on the performance and effectiveness of the Board; and
	(c)	to review at least annually the performance of each of the Board committees and to bring forward recommendations to improve their effectiveness where appropriate.
4.	Code of Business Conduct - to review at least annually the Corporation's Code of Business Conduct and to recommend proposed changes to the Board for approval; and
5.	Disclosure Policy - to review at least annually the Corporation's Disclosure Policy and to recommend proposed changes to the Board for approval.

ENVIRONMENT, HEALTH AND SAFETY COMMITTEE

The mandate of the Environment, Health and Safety Committee is to assist the Board in carrying out its responsibilities with respect to health, safety and environmental issues. The Committee reviews compliance with relevant Board resolutions and with the Corporation's environmental and health and safety policies, and assesses the effectiveness of the Corporation's environmental management processes and health and safety programs including the review of internal audits of these processes and programs.

 HUMAN RESOURCES COMMITTEE

The Human Resources Committee approves the Corporation's compensation and benefits policy and monitors its implementation. It reviews management succession plans and considers appointments of officers of the Corporation. The Committee annually assesses the performance of the CEO against agreed targets and recommends the CEO's compensation to the Board. For all other officers, the Committee approves the compensation levels. Together with the CEO, the Committee reviews the performance of senior officers of the Corporation and makes compensation recommendations to the Board. The Human Resources Committee is responsible for over-seeing the funding, investment management and administration of Norbord Inc.'s employee retirement plans. The Committee also recommends compensation for Directors.

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

MANAGEMENT PROXY CIRCULAR
APPENDIX A - CORPORATE GOVERNANCE PRACTICES

ROLE OF CHAIR

The Board of Directors has adopted the following written description for the Chair of the Board. The Chair is appointed by the Board of Directors. The role of the Chair is as follows:
1.	Manage the business of the Board and ensure that the functions identified in the terms of reference of the Board are being effectively carried out by the Board and its committees;
2.	Ensure that all Directors receive the information required for the proper performance of their duties;
3.	Ensure that the appropriate committee structure is in place and recommend appointments to such committees;
4.	Lead in the annual review of Director and Board performance and make recommendations for changes when appropriate; and
5.	Work with the CEO and senior management to monitor progress on strategic planning, policy implementation and succession planning.

ROLE OF PRESIDENT AND CEO

The Board of Directors has adopted the following written description for the President and CEO. The President and CEO reports to and is accountable to the Board of Directors. The President and CEO's role is as follows:

1.	Provide leadership of the Corporation and, subject to approved policies and direction by the Board, manage the operation, organization and administration of the Corporation;
2.	Present to the Board for approval a long-term vision for the Corporation together with strategies to achieve that vision, the risks and alternatives to these strategies and specific steps and performance indicators, that will enable the Board to evaluate progress on implementing such strategies;
3.	Propose to the Board for approval annual capital and operating plans that implement the Corporation's strategies together with key financial and other performance goals for the Corporation's activities and report regularly to the Board on the progress against these goals;
4.	Act as the primary spokesperson for the Corporation to all its stakeholders;
5.	Present to the Board for approval annually an assessment of the Corporation's management resources together with a succession plan that provides for the orderly succession of senior management including the recruitment, training and development required;
6.	Recommend to the Board the appointment or termination of any officer of the Corporation other than the Chair; and
7.	Develop and implement the systems and processes to support the policies established by the Board.

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

        All Directors have the opportunity to meet and participate in work sessions with management to obtain insight into the operations and business of the Corporation. Directors are also free to consult with members of management, whenever they so require, and to engage outside advisors with the Chair's authorization.

MANAGEMENT PROXY CIRCULAR
APPENDIX A - CORPORATE GOVERNANCE PRACTICES

ORIENTATION AND CONTINUING EDUCATION

The Chief Executive Officer and the Chief Financial Officer are responsible for providing an orientation and education program for new Directors. Each new Director is provided with information outlining the role of the Board, Committees and Directors. New Directors must, within three months of becoming a Director, spend one day at the head office of the Corporation for briefings by senior management on the Corporation's strategic plan, major risks and other key business matters.

        The Corporation periodically holds off-site Board meetings at one of its mill locations, to provide the Directors with ongoing information on the Corporation's operations. Directors are advised on an ongoing basis of changes in applicable laws and regulations.

MANAGEMENT REMUNERATION

Norbord's remuneration policies are intended to provide a direct link between competitive industry compensation and Corporation and individual performance. Bonus compensation is reviewed annually by the CEO and Human Resources Committee and approved by the Board of Directors. Periodic reviews of compensation practices are carried out to ensure management is fairly rewarded, based on performance.

COMMUNICATIONS POLICY

Norbord keeps shareholders informed of its activities and progress through a comprehensive annual report, quarterly reports and news releases. A regularly updated web site (www.norbord.com) provides additional information about the Corporation, including statutory filings and supplemental information provided to financial analysts and investors.

        Directors and management meet with Norbord shareholders at the annual meeting, held in Toronto, and are available to respond to shareholder questions.

        Norbord's investor relations program seeks to ensure that shareholder inquiries are responded to in a timely manner. Management meets on a regular basis with investment analysts and financial advisors to ensure that accurate information is available to investors, including quarterly conference calls and web casts to discuss Norbord's performance. Norbord also endeavours to ensure news media is kept apprised of developments as they occur. All Norbord communications are carried out in accordance with the Corporation's Disclosure Policy, which is posted on Norbord's web site at www.norbord.com. This ensures fairness, accuracy and timeliness in reporting material information that is likely to affect the price of Norbord's publicly-traded securities.

CODE OF BUSINESS CONDUCT

The Board of Directors has adopted a written code of business conduct prescribing the minimum moral and ethical standards of conduct required of all Directors, officers and employees of the Corporation and its wholly-owned subsidiaries. A copy of the Code is available on the Company's web site at www.norbord.com.

        The Corporate Governance and Nominating Committee is charged with reviewing the Code on an annual basis and recommending proposed changes to the Board for approval.

        The Corporation provides, on an annual basis, a copy of the Code to designated employees, requiring them to sign an acknowledgment that they have received, read and understand the contents of the Code and agree to adhere to same.

        All employees are required to disclose in writing to their supervisors, all activities, investments or businesses that might create an actual or potential conflict of interest with their duties for Norbord. Directors are to consult with the Chair of the Board with respect to potential conflicts and abstain from voting when such matter is before the Board for approval.

        All violations of law or of the Code must be reported. The Corporation has implemented a whistle blowing policy, allowing Directors, officers and employees to report, in confidence, a violation of law or with the Code to the CEO or the Chair of the Audit Committee, whose contact information can be found on the Corporation's web site at www.norbord.com.

MANAGEMENT PROXY CIRCULAR
APPENDIX B - BOARD OF DIRECTORS - TERMS OF REFERENCE
34

APPENDIX B

Norbord Inc.

BOARD OF DIRECTORS - TERMS OF REFERENCE

 ROLE OF BOARD

The role of the Board of Directors is to supervise the business and affairs of the Corporation, which are conducted by its officers and employees under the direction of the chief executive officer ("CEO"), to enhance the long-term value of the Corporation for its shareholders. The Board is elected by the shareholders to oversee management to ensure that the best interests of the shareholders are advanced by enhancing shareholder value in a manner that recognizes the concerns of other stakeholders in the Corporation including its employees, suppliers, customers and the communities in which it operates.

 AUTHORITY AND RESPONSIBILITIES

The Board of Directors meets regularly to review reports by management on the performance of the Corporation. In addition to the general supervision of management, the Board performs the following functions:
1.	Strategic Planning - overseeing the strategic planning process within the Corporation and reviewing, approving, on at least an annual basis, and monitoring the strategic plan for the Corporation including fundamental financial and business strategies and objectives;
2.	Risk Assessment - assessing the major risks facing the Corporation and reviewing, and monitoring appropriate systems to manage those risks;
3.	CEO - developing a position description for the CEO including the corporate objectives that the CEO is responsible for meeting, and selecting, evaluating and compensating the CEO;
4.	Senior Management - overseeing the selection, evaluation and compensation of senior management and monitoring succession planning;
5.	Communication - reviewing and monitoring communications by and to the Corporation including its disclosure policy and a system for receiving feedback from stakeholders in the Corporation;
6.	Maintaining Integrity - reviewing and monitoring the controls and procedures within the Corporation to maintain a culture of integrity including its internal controls and procedures for financial reporting, and compliance with its code of business conduct; and
7.	Corporate Governance - reviewing and maintaining the corporate governance principles and guidelines of the Corporation.

        In addition to those matters that must, by law, be approved by the Board, specific board approval must be obtained for:

1.	Any capital disposition or expenditure in excess of $3,000,000 and any cost overrun on any project in excess of 10% or $2,000,000, whichever is less;
2.	Any new loan agreement or guarantee for an amount in excess of $10,000,000;and
3.	Any other material agreement or arrangement that is not in the ordinary course of business of the Corporation.

MANAGEMENT PROXY CIRCULAR
APPENDIX B - BOARD OF DIRECTORS - TERMS OF REFERENCE
35

COMPOSITION AND PROCEDURES

1.	Size of Board and Selection Process - The Directors of the Corporation are elected each year by the shareholders at the annual meeting of shareholders. The Corporate Governance and Nominating Committee proposes to the full Board the nominees for election to the Board and the Board proposes a slate of nominees to the shareholders for election. Any shareholder may propose a nominee for election to the board either by means of a shareholder proposal upon compliance with the requirements prescribed by the Canada Business Corporations Act or at the annual meeting. The Board also determines the number of Directors on the Board, subject to a minimum of eight and a maximum of 20. Between annual meetings, the board may appoint Directors to serve until the next annual meeting.
2.	Qualifications - Directors should have the highest personal and professional ethics and values and be committed to advancing the best interests of the shareholders of the Corporation. They should possess skills and competencies in areas that are relevant to the Corporation's activities. A majority of the Directors will be "independent" Directors within the meaning of Section 1.4 Multilateral Instrument 52-110.
3.	Election of Directors - The Board requires any Director to offer his or her resignation if he or she has not received at least 5 0% of the votes cast at the Annual Shareholders Meeting in favour of his or her election to the Board. The Board will evaluate the impact of the change on the composition of the Board and accept or reject the resignation as appropriate.
4.	Change in Personal Circumstances - The Board requires any Director to offer his or her resignation if there has been a relevant change in his or her personal circumstances, or if he or she has not attended at least 75% of the regularly scheduled Board and relevant committee meetings in the most recent 12-month period. The Board will evaluate the impact of the change on the composition of the Board and accept or reject the resignation as appropriate.
5.	Orientation and Continuing Education - The Chief Executive Officer and the Chief Financial Officer are responsible for providing an orientation and education program for new Directors. Each new Director must, within three months of becoming a Director, spend one day at the head office of the Corporation for personal briefings by senior management on the Corporation's strategic plan, major risks and other key business matters. The Directors are provided with information on an ongoing basis relating to the operations of the Corporation and changes in applicable law and tour the different facilities of the Corporation.
6.	Meetings - The Board has at least four scheduled meetings a year. The Board is responsible for its agenda. Prior to each Board meeting, the CEO will discuss agenda items for the meeting with the Chair of the Board. Materials for each meeting will be distributed to the Directors in advance and Directors are expected to review such materials prior to the meeting. The independent Directors have at least four scheduled meetings a year without management present.
7.	Committees - The Board has established the following standing committees to assist the Board in discharging its responsibilities - audit, corporate governance and nominating, environment, health and safety and human resources. Special committees are established from time to time to assist the Board in connection with specific matters. The chair of each committee reports to the Board following meetings of the committee. The terms of reference of the Board and each standing committee are reviewed annually by the Board.
8.	Evaluation - The Corporate Governance and Nominating Committee performs an annual evaluation of the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual Directors.
9.	Compensation - The Human Resources Committee recommends to the Board the compensation and benefits for non-management Directors. In reviewing the adequacy and form of compensation and benefits, the Committee seeks to ensure that the compensation and benefits reflect the responsibilities and risks involved in being a Director of the Corporation and align the interests of the Directors with the best interests of the shareholders.
10.	Access to Independent Advisors - The Board and any committee may at any time retain outside financial, legal or other advisors at the expense of the Corporation. Any Director may, subject to the approval of the Chair of the Board, retain an independent advisor at the expense of the Corporation.

MANAGEMENT PROXY CIRCULAR
APPENDIX C - BOARD COMMITTEES
36

APPENDIX C

Norbord Inc.

BOARD COMMITTEES

The Board has four standing committees with specific mandates to assist the Board in carrying out its responsibilities. These are the Audit Committee, the Corporate Governance and Nominating Committee, the Environment, Health and Safety Committee, and the Human Resources Committee. In addition, from time to time, the Board has established special committees to assist the Board in respect of certain issues.

        All Board members have a standing invitation to attend all committee meetings with the exception of the President and CEO, who is not permitted at Human Resources Committee meetings when his compensation is discussed or determined.

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

The current members of the Committee are:

Dian Cohen	Gordon E. Forward
Pierre Dupuis	Don S. Wells (Chair)

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The role of the Corporate Governance and Nominating Committee is to assist the Board on matters related to the effective governance of the Corporation, to propose new nominees to the Board and to assess the effectiveness of the Board, its Committees and individual Directors on an annual basis.

The current members of the Committee are:

Dian Cohen (Chair)	Margot Northey
Robert J. Harding	Don S. Wells

MANAGEMENT PROXY CIRCULAR
APPENDIX C - BOARD COMMITTEES
37

ENVIRONMENT, HEALTH AND SAFETY COMMITTEE

Sustainable economic development is the principal operating philosophy of the Corporation. All employees, including all levels of management and the Board, must actively participate in making this philosophy part of daily decisions. The role of the Environment, Health and Safety Committee is to assist the Board in overseeing the commitment of the Corporation to environmental, health and safety matters and to ensure that policies and procedures are in place so that the Corporation manages its responsibilities in these areas effectively.

The current members of the Committee are:

Jack L. Cockwell	Dominic Gammiero
Dian Cohen	Robert J. Harding
Pierre Dupuis	Margot Northey (Chair)
J. Bruce Flatt	Don S. Wells
Gordon E. Forward

HUMAN RESOURCES COMMITTEE

The role of the Human Resources Committee is to assist the Board in its oversight of the selection, development, evaluation and compensation of senior management of the Corporation and succession planning and, in particular, to monitor the performance of the CEO and to recommend compensation for the CEO, senior officers and Directors of the Corporation.

        In addition to the above, the Committee is also to assist the Board in its oversight of the funding, investment management and related administration for all of the defined benefit and defined contribution employee retirement plans of the Corporation and its wholly-owned subsidiaries.

The current members of the Committee are:

Jack L. Cockwell (Chair)	Robert J. Harding
Dian Cohen	Margot Northey
Pierre Dupuis	Don S. Wells
J. Bruce Flatt
Gordon E. Forward

MANAGEMENT PROXY CIRCULAR
APPENDIX D - AUDIT COMMITTEE - TERMS OF REFERENCE
38

APPENDIX  D

Norbord Inc.

AUDIT COMMITTEE - TERMS OF REFERENCE

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

AUTHORITY AND RESPONSIBILITIES

In carrying out its role, the Audit Committee has the following authority and responsibilities:
1.	Financial information and reporting -
	(a)	to review and discuss with management and the external auditor, as appropriate:
(i) the annual audited financial statements and the interim financial statements including the accompanying Management's Discussion and Analysis; and
(ii) earnings guidance and other releases containing information taken from the Corporation's financial statements prior to their release; and
	(b)	to review the Corporation's financial reporting and accounting standards and principles and any proposed material changes to them or their application;
2.	Internal controls - to review, with the chief financial officer ("CFO"), the external auditor and others, as appropriate, the Corporation's system of internal controls;
3.	External audit -
	(a)	to recommend to the Board, for shareholder approval, the external auditor to examine the Corporation's accounts, controls and financial statements on the basis that the external auditor is accountable to the Board and the Audit Committee as representatives of the shareholders of the Corporation;
	(b)	to evaluate the audit services provided by the external auditor, pre-approve all audit fees and recommend to the Board, if necessary, the replacement of the external auditor;
	(c)	to pre-approve any non-audit services to be provided to the Corporation or its subsidiaries by the external auditor and the fees for those services;
	(d)	to obtain and review at least annually a written report by the external auditor setting out the auditor's internal quality control procedures, any material issues raised by the auditor's internal quality control reviews and the steps taken to resolve those issues; and
	(e)	to review at least annually the relationships between the Corporation and the external auditor in order to establish the independence of the external auditor;
4.	Risk management - to review and monitor the Corporation's major financial risks and risk management policies and the steps taken by management to mitigate those risks; and

MANAGEMENT PROXY CIRCULAR
APPENDIX D - AUDIT COMMITTEE - TERMS OF REFERENCE
39

5.	Compliance-
(a) to review the Corporation's financial reporting procedures and policies to ensure compliance with all legal and regulatory requirements and to investigate any non-adherence to those procedures and policies; and
(b) to establish procedures for the receipt and treatment of any complaint regarding accounting, internal accounting controls or auditing matters including procedures for the confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters.

COMPOSITION AND PROCEDURES

1.	SIZE - The Audit Committee will consist of a minimum of three directors. the members of the committee are appointed by the board upon the recommendation of the corporate governance and nominating committee and may be removed by the board in its discretion.
2.	Qualifications - All members of the Committee must be "independent" within the meaning of sections 1.4 and 1.5 of Multilateral Instrument 52-110. All members of the Committee must be "financially literate", i.e., have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the financial statements of the Corporation. At least one member of the Committee should have "accounting or related financial expertise", i.e., the ability to analyze and interpret a full set of financial statements, including the attached notes, in accordance with Canadian generally accepted accounting principles.
3.	Meetings - The Committee will meet at least five times a year and a portion of each meeting will be held without the presence of management.
4.	Review of Financial Statements - The Committee will review the Corporation's annual audited financial statements with the CEO and CFO and then the full Board. The Committee will review the interim financial statements with the CEO and CFO. The external auditor will be present at these meetings.
5.	Review of CEO and CFO Certification Process - In connection with its review of the annual audited financial statements and interim financial statements, the Committee will also review the process for the CEO and CFO certifications with respect to the financial statements and the Corporation's disclosure and internal controls, including any material deficiencies or changes in those controls.
6.	Review of Earnings and Other Releases - The Committee will review with the CFO any earnings guidance to be issued by the Corporation and any news release containing financial information taken from the Corporation's financial statements prior to the release of the financial statements to the public. In addition, the CFO must review with the committee the substance of any presentations to analysts or rating agencies that contain a change in strategy or outlook.
7.	Approval of Audit and Non-Audit Services - In addition to recommending to the Board the external auditor to examine the Corporation's financial statements and the compensation of the external auditor for audit services, the Committee must approve any use of that external auditor to provide non-audit services prior to its engagement. It is the Committee's practice to restrict the non-audit services that may be provided by the external auditor in order to minimize relationships that could appear to impair the objectivity of the external auditor.
8.	Hiring Guidelines for Independent Auditor Employees - The Committee will adopt guidelines regarding the hiring of any partner, employee, reviewing tax professional or other person providing audit assurance to the external auditor of the Corporation on any aspect of its certification of the Corporation's financial statements.
9.	Audit Partner Rotation - The Committee will ensure that the lead audit partner assigned by the external auditor to the Corporation, as well as the independent review partner charged with reviewing the financial statements of the Corporation, are changed at least every five years.

MANAGEMENT PROXY CIRCULAR
APPENDIX D - AUDIT COMMITTEE - TERMS OF REFERENCE
40

10.	Process for Handling Complaints about Accounting Matters - The Committee has established the following procedure for the receipt and treatment of any complaint received by the Corporation regarding accounting, internal accounting controls or auditing matters:
	(a)	The Corporation will make available and make known special mail and e-mail addresses and telephone numbers for receiving complaints regarding accounting, internal accounting controls or auditing matters;
	(b)	Copies of complaints received will be sent to the members of the Committee;
	(c)	All complaints will be investigated by the Corporation's finance staff, except as otherwise directed by the Committee. The Committee may request that outside advisors be retained to investigate any complaint; and
	(d)	The status of each complaint will be reported on a quarterly basis to the Committee and, if the Committee so directs, to the full Board.

The Corporation's Code of Business Conduct prohibits any Director, officer or employee of the Corporation from retaliating or taking any adverse action against anyone for raising or helping to resolve a complaint.

11.	Evaluation - the committee will conduct and present to the board an annual evaluation of the performance of the committee and the adequacy of these terms of reference and recommend any proposed change to the board for approval.
12.	Other Matters - The Committee will conduct reviews and, where appropriate, recommend action by the Board, on:
	(a)	the annual information form to be filed by the Corporation;
	(b)	regular reports on outstanding litigation that could have a material effect on the Corporation;
	(c)	an annual certificate of the CEO attesting that senior management of the Corporation have received and agreed to be bound by the Corporation's Code of Business Conduct and as to compliance with the Code;
	(d)	an annual report on officers' expenses;
	(e)	an annual report on consulting and legal fees paid by the Corporation; and
	(f)	an annual report on the Corporation's insurance coverage and costs.

www.norbord.com

600, 1 Toronto Street
Toronto, Ontario
M5C 2W4

FORM OF PROXY–ANNUAL MEETING TO BE HELD ON APRIL 21, 2006–PROXY SOLICITED BY MANAGEMENT

600, 1 Toronto Street
Toronto, Ontario
M5C 2W4

PROXY NOTES

1. If the Shareholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2. This form of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered. If this proxy is not dated it will be deemed to bear the date on which it is mailed by the Corporation.

3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered in the return envelope provided or addressed to CIBC Mellon Trust Company, Attention: Proxy Department, 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9.

VOTING OPTIONS

In order to expedite your vote, you may use a touch-tone telephone or the Internet.

By Telephone:         To vote by telephone, call toll free 1-866-271-1207. You will be prompted to provide your 13 digit control number printed below your pre-printed name and address. The telephone or Internet voting service is not available on the day of the meeting and you may not appoint a person as proxyholder other than the Management nominees named in the accompanying Management Proxy Circular when voting by telephone.

By Internet:              To vote via the Internet, go to www.eproxyvoting.com/norbord and follow the instructions on the website.

By Mail or Fax:        Complete and return the proxy in the return envelope provided or by facsimile to 416-368-2502. This proxy must be signed and dated by the shareholder or the shareholder's attorney authorized in writing. If this proxy is not dated it will be deemed to bear the date on which it was mailed by the Corporation.

This proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and submitted via one of the aforementioned options by 10:30 a.m. (Toronto time) on Thursday, April 20, 2006.

NORBORD ANNUAL REPORT 2005
MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

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

January 24, 2006

J. Barrie Shineton	JohnTremayne
President and Chief Executive Officer	Executive Vice President and
Chief Financial Officer

NORBORD ANNUAL REPORT 2005
AUDITORS' REPORT

Auditors' Report

TO THE SHAREHOLDERS OF NORBORD INC.

We have audited the consolidated balance sheets of Norbord Inc. as at December 31, 2005 and 2004 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Toronto, Canada
January 24, 2006

NORBORD ANNUAL REPORT 2005
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

Consolidated Statements of Earnings and
Retained Earnings

Years ended December 31
(US $ millions, except per share information)	2005	2004

Earnings
Net sales	$1,462	$1,486

Earnings from continuing operations before interest, premium
on early extinguishment of debt, income tax and depreciation	495	631
Interest and other income	5	6
Interest expense (note 5)	(30)	(31)
Earnings from continuing operations before premium
on early extinguishment of debt, income tax and depreciation	470	606
Premium on early extinguishment of debt, net (note 5)	-	(9)
Depreciation	(89)	(82)
Income tax (note 9)	(133)	(183)
Earnings from continuing operations	248	332
Earnings from discontinued operations (note 11)	-	(6)
Earnings	$248	$326
Earnings from continuing operations per common share (note 8)
- Basic	$1.62	$2.21
- Diluted	$1.61	$2.19
Earnings per common share (note 8)
- Basic	$1.62	$2.16
- Diluted	$1.61	$2.14

Retained earnings
Balance, beginning of year	$387	$245
Earnings	248	326
Preferred share dividends	(1)	(2)
Common share dividends	(166)	(166)
Repurchase of common shares (note 7)	(47)	(16)
Redemption of preferred shares (note 7)	(9)	-
Balance, end of year	$412	$387

(See accompanying notes)

NORBORD ANNUAL REPORT 2005
CONSOLIDATED STATEMENTS OF CASH FLOWS

Consolidated Statements of Cash Flows

Years ended December 31
(US $ millions)	2005	2004
Cash provided by (used for):
Operating Activities
Earnings from continuing operations	$248	$332
Items not affecting cash:
Depreciation	89	82
Future income taxes (note 9)	11	113
Other items	(5)	10
	343	537
Net change in non-cash working capital balances (note 10)	(29)	25
	314	562
Investing Activities
Capital investments	(115)	(67)
Acquisitions (note 12)	-	(98)
Collection of note receivable (note 11)	-	83
Sale of short-term investment (note 2)	-	60
Other (note 14)	13	(37)
	(102)	(59)

Financing Activities
Repurchase of 7/4% debentures (note 5)	(10)	-
Repurchase of 67/&% debentures (note 5)	-	(200)
Premium on early extinguishment of debt (note 5)	-	(9)
Other debt repaid (note 5)	(1)	(9)
Dividends	(161)	(168)
Issue of common shares (note 7)	1	17
Repurchase of common shares (note 7)	(54)	(17)
Redemption of preferred shares (note 7)	(47)	-
	(272)	(386)

Increase (decrease) in cash and cash equivalents from continuing operations	(60)	117
Cash distributed with Fraser Papers (note 11)	-	(30)
Increase (decrease) in cash from discontinued operations (note 11)	-	(49)
Increase (decrease) in cash and cash equivalents	$(60)	$38
Cash and cash equivalents is comprised of:
Cash	$14	$11
Cash equivalents	141	204
	$155	$215
(See accompanying notes)

NORBORD ANNUAL REPORT 2005
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

Consolidated Balance Sheets

As at December 31
(US $ millions)	2005	2004
Assets
Current assets:
Cash and cash equivalents	$155	$215
Accounts receivable	145	150
Inventory (note 3)	99	90
Future income taxes (note 9)	4	4
	403	459
Property, plant and equipment (note 4)	921	927
Other assets	4	5
	$1,328	$1,391
Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities	$225	$238
Current portion of long-term debt (note 5)		1
	225	239
Long-term debt (note 5)	440	450
Other liabilities (notes 6 and 13)	31	52
Future income taxes (note 9)	110	102
Shareholders' equity (note 7)	522	548
	$1,328	$1,391
(See accompanying notes)

On behalf of the Board:

Robert J. Harding	J. Barrie Shineton
Chair	President and Chief Executive Officer

NORBORD ANNUAL REPORT 2005
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

(in millions of US dollars, except per share information)

In these notes "Norbord" means Norbord Inc. and all of its consolidated subsidiaries and affiliates, and "Company" means Norbord Inc. as a separate corporation, unless the context implies otherwise.

NOTE I. ACCOUNTING POLICIES

Basis of Presentation
The consolidated financial statements include the accounts of the Company and all of its subsidiaries.

On June 30, 2004, the Company completed the distribution of its paper and timberlands business (Fraser Papers) to its common shareholders. In accordance with Canadian generally accepted accounting principles (GAAP), the net sales, expenses and cash flows relating to Fraser Papers have been reclassified as discontinued operations (note II).

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

NORBORD ANNUAL REPORT 2005
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Property, Plant and Equipment
Property, plant and equipment are recorded at cost and are depreciated on a straight-line basis. The rates of depreciation are intended to fully depreciate the assets over the following periods which approximate their useful lives: buildings - 20 to 40 years; and production equipment -10 to 15 years.

Interest is capitalized on major capital projects during construction. Costs, net of revenues, incurred during the start-up period of major capital projects are deferred as other assets and amortized over the early productive life of the project.

Employee Future Benefits
Norbord sponsors various defined benefit and defined contribution pension plans, which cover substantially all employees and are funded in accordance with applicable plan and regulatory requirements. The benefits under Norbord's defined benefit pension plans are generally based on an employee's length of service and the final five years' average salary, and the plans do not provide for indexation of benefit payments. Norbord also provides non-pension post-retirement benefits to eligible retirees of certain former businesses, consisting of medical and dental benefits, which are funded on a pay-as-you-go basis.

The measurement date for all defined benefit plans is December 31. The obligations associated with Norbord's defined benefit plans are actuarially valued using the projected unit credit method pro-rated on services, management's best estimate assumptions for expected investment performance, salary escalation and health care cost trend rates, and a current market discount rate. For the purpose of calculating the expected return on plan assets, those assets are measured at fair value. Prior service costs related to plan amendments and transitional assets are amortized on a straight-line basis over the estimated average remaining service lives (EARSL) of the employee groups. The net actuarial gains or losses in excess of 10% of the greater of the accrued benefit obligation and the fair value of plan assets are amortized on a straight-line basis over EARSL.

Revenue Recognition
Net sales are recognized when the risks and rewards of ownership pass to the purchaser. This is generally when goods are shipped. Sales are recorded net of freight and discounts.

Sales are governed by contract or by standard industry terms. Revenue is not recognized prior to the completion of those terms. The majority of product is shipped via third-party transport on a freight-on-board shipping basis. In all cases, product is subject to quality testing by the Company to ensure it meets applicable standards prior to shipment.

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

NORBORD ANNUAL REPORT 2005
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Gains or losses on transactions that serve to hedge future foreign currency-denominated cash flows are recognized at their settlement dates and are reported in the same manner as the cash flows being hedged.

Financial Instruments
The Company utilizes derivative financial instruments solely to manage its foreign currency, interest rate, and commodity price exposures in the ordinary course of business. Derivatives are not used for trading or speculative purposes. All hedging relationships, risk management objectives, and hedging strategies are formally documented and periodically assessed to ensure the changes in the value of these derivatives are highly effective in offsetting changes in the fair values, net investment or cash flows of the hedged exposures. Accordingly, all gains and losses (realized and unrealized, as applicable) on such derivatives are recognized in the same manner as gains and losses on the underlying exposure being hedged. Any resulting carrying amounts are included in other assets if there is an unrealized gain on the derivative or other liabilities if there is an unrealized loss on the derivative.

The carrying value of financial instruments approximates fair value, except where disclosed in these notes. Fair values disclosed are determined using actual quoted market prices or, if not available, indicative prices based on similar publicly-traded instruments. The fair value of derivative financial instruments reflects the estimated amount that the Company would have paid or received if forced to settle all outstanding contracts at year-end. This fair value represents a point-in-time estimate that may not be relevant in predicting the Company's future earnings or cash flows.

The Company is exposed to credit risk in the event of non-performance by its derivatives counterparties. However, the Company's Board-approved financial policies require that derivative transactions be executed only with approved highly-rated counterparties under master netting agreements, and therefore the Company does not anticipate any non-performance.

NOTE 2. SALE OF SHORT-TERM INVESTMENT

During the first quarter of 2004, a convertible subordinated debenture, with a face value of CAD $78, was sold for proceeds of $60 (CAD $78), net of expenses.

NORBORD ANNUAL REPORT 2005
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3. INVENTORY

	2005	2004
Raw materials	$36	$29
Finished goods	37	36
Operating and maintenance supplies	26	25
	$99	$90

NOTE 4. PROPERTY, PLANT AND EQUIPMENT

		2005			2004
		Accumulated	Net		Accumulated	Net
	Cost	Depreciation	Book Value	Cost	Depreciation	Book Value
Buildings	$250	$84	$166	$242	$78	$164
Production equipment	1,368	613	755	1,339	576	763
	$1,618	$697	$921	$1,581	$654	$927

Included in property, plant and equipment is construction in progress of $51 (2004 - $36). During the year, $1 (2004 - nil) of interest was capitalized.

NOTE 5. LONG TERM DEBT

	2005	2004
8 1/8% debentures due 2008	$200	$200
7 1/4% debentures due 2012	240	250
Other debt	-	1
	440	451
Current portion of long-term debt	-	(1)
	$440	$450

Maturities of long-term debt at December 31, 2005 are: 2006 - nil; 2007 - nil; 2008 - $200; 2009 - nil; 2010 - nil; and subsequent - $240.

During the year, the Company repurchased and cancelled $10 of the 7 1/4% debentures due 2012 and unwound a corresponding amount of interest rate swaps. The premium paid on repurchase was offset by the recognition of gains on the interest rate swaps. At December 31, 2005, the Company had $365 (2004 - $375) of interest rate swaps outstanding. The terms of these swaps correspond to the terms of the underlying debentures.

In 2004, the Company redeemed its outstanding 6 7/8% debentures due 2005 and unwound $50 of interest rate swaps. The premium paid on repurchase, net of the recognition of gains on interest rate swaps, was $9.

Norbord has committed unsecured revolving bank lines of $200. These bank lines mature in 2009, bear interest at money market rates plus a margin that varies with the Company's credit rating, and contain certain financial covenants which the Company must comply with on a quarterly basis. At December 31, 2005, $6 of these lines were utilized for letters of credit, with the balance available to support short-term liquidity requirements.

The effective interest rate on Norbord's debt-related obligations including the impact of the interest rate swaps is 7.2% at December 31, 2005 (2004 - 5.6%). The aggregate fair value of Norbord's debt is $454, consisting of debt of $462 and gains on interest rate swaps of $8.

NORBORD ANNUAL REPORT 2005
NOTES TO BE CONSOLIDATED FINANCIAL STATEMENTS

Interest expense on long-term debt for the year, including the impact of interest rate swaps, was $30 (2004 - $31). Total interest paid during the year was $36 (2004 - $49) including $1 (2004 - $12) of call premiums paid on the repurchase of the debentures.

NOTE 6. OTHER LIABILITIES

	2005	2004
Deferred interest rate swap gains	$19	$28
Unrealized net investment hedge losses (note 14)	-	15
Accrued pension and post-retirement benefits (note 13)	6	4
Other liabilities	6	5
	$31	$52

The unrealized net investment hedge losses are offset by unrealized gains on the underlying exposures being hedged.

NOTE 7. SHAREHOLDERS' EQUITY

	2005	2004
Capital stock:
Class A preferred shares (2005 - nil; 2004 - 2,400,000)	$-	$38
Common shares (2005 -- 144,781,477; 2004 -- 149,283,888)	118	118
Retained earnings	412	387
Cumulative translation adjustment	(8)	5
	$522	$548

As at December 31, 2005, the authorized capital stock of the Company is as follows:
- Class A preferred shares, an unlimited number.
- Class B preferred shares, an unlimited number.
- Non-voting participating shares, an unlimited number.
- Common shares, an unlimited number.

Summary of common share transactions:

	2005		2004
	Shares	Amount	Shares	Amount
Balance, beginning of year	149,283,888	$118	148,198,305	$605
Return of capital	-	-	-	(503)
Dividend reinvestment plan	462,579	6	172,058	-
Issue of common shares	681,120	1	2,816,325	17
Repurchase of common shares	(5,646,110)	(7)	(1,902,800)	(1)
Balance, end of year	144,781,477	$118	149,283,888	$118

The Company declared a special dividend of CAD $1.00 per common share, which was paid on May 20, 2005. In 2004, the Company declared a special dividend of CAD $1.00 per common share, which was paid on September 30,2004.

NORBORD ANNUAL REPORT 2005
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company redeemed all of the outstanding Class A Series I preferred shares at par value (CAD $60). On redemption, a foreign exchange loss of $9 was recorded as a charge to retained earnings.

The distribution of the Company's interest in Fraser Papers in 2004 reduced shareholders' equity by $503 by way of a reduction of common stock. The distribution was accounted for as a return of capital (note 11).

Under the Company's stock option plan, the Board of Directors of the Company may issue stock options to certain directors and employees of Norbord. These options vest over a 5-year period and expire 10 years from the date of issue. Included in cost of sales is $1 (2004 - $1) related to these options. During the year, the exercise price on all outstanding options was decreased by CAD $1.00 to reflect the payment of the special dividend. In 2004, the exercise price on all outstanding options was decreased by CAD $5.41 to reflect the distribution of Fraser Papers (CAD $4.41) and the payment of the special dividend (CAD $1.00). All options exercised were settled through the issuance of common shares.

The following table summarizes the changes in options outstanding during the year:

	2005		2004
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
		Price		Price
	Options	(CAD $)	Options	(CAD $)
Balance, beginning of year	2,065,700	$3.61	4,537,325	$7.84
Options granted	456,700	11.77	788,000	11.30
Options exercised	(681,120)	2.26	(2,816,325)	7.19
Exercise price adjustment		(1.00)		(5.41)
Options cancelled	(121,600)	2.10	(443,300)	3.99
Balance, end of year	1,719,680	$5.13	2,065,700	$3.61
Exercisable at year-end	603,604	2.09	846,812	$2.54

The following table summarizes the weighted average exercise prices and the weighted average remaining contractual life of the options outstanding at December 31,2005:

		Options Outstanding		Options Vested
		Weighted	Weighted		Weighted
		Average	Average		Average
		Remaining	Exercise		Exercise
		Contractual	Price		Price
Range of Exercise Prices (CAD $)	Options	Life	(CAD $)	Options	(CAD $)
$0.01	21,700	3.10	$0.01	21,700	$0.01
$0.49	167,000	6.08	0.49	133,600	0.49
$1.32-$1.94	509,160	7.58	1.66	260,976	1.64
$2.09-$2.79	86,880	4.15	2.20	86,880	2.20
$4.26-$5.83	378,240	8.98	4.81	80,448	4.74
$9.73-$10.77	556,700	9.91	10.58	20,000	9.73
	1,719,680	8.27	$5.13	603,604	$2.09

NORBORD ANNUAL REPORT 2005
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8. EARNINGS PER COMMON SHARE

Earnings per common share is calculated as follows:

	2005	2004
Earnings from continuing operations available to common shareholders:
Earnings from continuing operations	$248	$332
Less: Preferred share dividends	(1)	(2)
Less: Foreign exchange on preferred share redemption	(9)
	$238	$330

Earnings available to common shareholders:
Earnings	$248	$326
Less: Preferred share dividends	(1)	(2)
Less: Foreign exchange on preferred share redemption	(9)
	$238	$324

Common shares (millions):
Weighted average number of common shares outstanding	146.7	149.8
Stock options	0.9	1.2
Diluted number of common shares	147.6	151.0

Earnings from continuing operations per common share:
Basic	$1.62	$2.21
Diluted	$1.61	$2.19

Earnings per common share:
Basic	$1.62	$2.16
Diluted	$1.61	$2.14

Stock options issued under the Company's stock option plan (note 7) were included in the calculation of diluted number of common shares to the extent the exercise price of those options was less than the average market price of the Company's common shares during the year.

NOTE 9. INCOME TAX

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities in the financial statements and the amounts used for income tax purposes.

Income tax expense comprises the following:

	2005	2004
Current income tax expense	$122	$70
Future income tax expense	11	113
	$133	$183

NORBORD ANNUAL REPORT 2005
NOTES TO BE CONSOLIDATED FINANCIAL STATEMENTS

The differences between income taxes computed using statutory tax rates and income tax as recorded are as follows:

	2005	2004
Earnings from continuing operations before income tax	$381	$515
Income tax expense at combined statutory rates Effect of:	127	172
Rate differences on foreign activities	8	12
Tax credits not previously benefited	(6)	(5)
Large corporations tax and other	4	4
Income tax expense	$133	$183

The income tax effects of temporary differences that give rise to future income taxes are as follows:

	2005	2004
Benefit of tax loss carryforwards	$29	$32
Investment tax credits	20	15
Other future income tax liabilities	(2)	(7)
Property, plant and equipment	(153)	(138)
Future income taxes, net	$(106)	$(98)
Represented by:
Current future income tax asset	$4	$4
Long-term future income tax liability	(110)	(102)
	$(106)	$(98)

Income and income-related taxes of $123 (2004 - $72) were paid during the year.

NOTE 10. CHANGE IN NON-CASH WORKING CAPITAL

The net change in non-cash working capital balances comprises:

	2005	2004
Cash provided by (used for):
Accounts receivable	$(2)	$(7)
Inventory	(13)	(11)
Accounts payable and accrued liabilities	(14)	43
	$(29)	$25

NORBORD ANNUAL REPORT 2005
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE II. DISCONTINUED OPERATIONS

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

Norbord continues to provide certain administrative services on an interim basis to Fraser Papers for a fee. During the year, the fee for these administrative services is less than $1 (2004 - less than $1). In addition, Norbord continues to guarantee certain obligations of Fraser Papers under operating lease commitments, purchase commitments, landfill closure commitments, and commodity hedging contracts. The maximum potential amount of future payments that Norbord could be required to make under these obligations is estimated to be $13 (2004 - $84). This estimate excludes the amount of potential future payments related to guarantees of derivative contracts that cannot be quantified due to their nature. No amounts have been recorded in the consolidated balance sheet with respect to these guarantees.

Norbord extended the requirement for Fraser Papers to cash collateralize the remaining guarantees for an additional year in exchange for a fee based on the total guarantees outstanding. Fraser Papers has committed to use its best efforts to remove Norbord from these guarantees and has agreed to provide letters of credit or other acceptable collateral to secure any guarantees which remain outstanding on December 27, 2006. As security for these ongoing financial commitments to Fraser Papers, Norbord has the right, at any time, to require Fraser Papers to provide a fixed first charge security interest over Fraser Papers' manufacturing facilities. The Company's share of the estimated proceeds from liquidation of this security would be sufficient to cover the maximum potential amount of future payments under the guarantees. In addition, Fraser Papers has indemnified Norbord against any future obligations arising from released or previously unidentified guarantees.

Earnings from discontinued operations in 2004 included net sales of $478, pre-tax loss of $9 and a loss of $6.

NOTE 12. ACQUISITIONS

In September 2004, Norbord acquired OSB and particleboard assets at Genk, Belgium at a cost of $64. The full purchase price was allocated to property, plant and equipment.

In March 2004, Norbord acquired a 50% interest in an oriented strand board plant at Bemidji, Minnesota, bringing Norbord's ownership interest to 100%. The purchase price, net of cash acquired of $2, was allocated $28 to property, plant and equipment, and $6 to working capital.

NORBORD ANNUAL REPORT 2005
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13. EMPLOYEE BENEFIT PLANS

Pension Plans
Norbord has a number of pension plans, participation in which is available to substantially all employees. Norbord's obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations, which are generally required every three years. The most recent actuarial valuation was conducted as of December 31, 2004. The date of the next required valuation is December 31, 2007, and Norbord may choose to perform an actuarial valuation at an earlier date. Information about these plans is as follows:

	2005	2004
Change in Accrued Benefit Obligation During the Year:
Accrued benefit obligation, beginning of year	$51	$44
Employee contributions	1	1
Current service cost	2	2
Interest on accrued benefit obligation	3	3
Benefits paid	(3)	(3)
Net actuarial loss	11	-
Plan amendment	-	1
Foreign currency exchange rate impact	-	3
Accrued benefit obligation, end of year(1)	$65	$51

Change in Plan Assets During the Year:
Plan assets, beginning of year	$39	$35
Actual return on plan assets	3	3
Employer contributions	1	1
Employee contributions	1	1
Benefits paid	(3)	(3)
Foreign currency exchange rate impact	-	2
Plan assets, end of year(1)	$41	$39

Reconciliation of Funded Status:
Accrued benefit obligation	$65	$51
Plan assets	41	39
Accrued benefit obligation in excess of plan assets	(24)	(12)
Unamortized net actuarial loss	25	14
Unamortized prior service costs	1	2
Unamortized net transitional asset	(6)	(6)
Net accrued benefit liability	(4)	(2)
Recorded in:
Other liabilities	$(4)	$(2)
(1) All plans have accrued benefit obligations in excess of plan assets.

NORBORD ANNUAL REPORT 2005
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	2005	2004
Components of Net Pension Expense:
Current service cost	$2	$2
Interest on accrued benefit obligation	3	3
Actual return on plan assets	(3)	(3)
Net actuarial loss (gain)	11	-
Prior service costs	-	1
Difference between actual and recognized net actuarial loss	(10)	-
Difference between actual and recognized prior service costs	-	(1)
Net periodic pension expense	$3	$2

Significant Weighted Average Actuarial Assumptions:
Used in calculation of net periodic pension expense for the year:
Discount rate	5.7%	5.9%
Expected long-term rate of return on plan assets	7.8%	7.8%
Rate of compensation increase	3.7%	3.7%
Used in calculation of accrued benefit obligation, end of year:
Discount rate	5.0%	5.7%
Rate of compensation increase	3.7%	3.7%
The weighted average asset allocation of Norbord's defined benefit pension plan assets is as follows:
Asset category:
Equity investments	70%	70%
Fixed income investments	30%	30%
Total assets	100%	100%

Operating costs include $7 (2004 - $6) related to contributions to Norbord's defined contribution pension plans.

Post-Retirement Benefit Plans
Norbord funds health care benefits costs on a pay-as-you-go basis. Norbord's obligations under its post-retirement benefit plan are determined periodically through actuarial valuations. At December 31, 2005, the accrued benefit obligation related to this plan was $4 (2004- $4) and the net accrued liability was $2 (2004- $2). During the year, nil (2004 - nil) was included in operating costs related to this plan.

Post-Employment Benefits
Operating costs include $2 (2004 - $1) related to severance payments.

NORBORD ANNUAL REPORT 2005
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14. COMMITMENTS AND CONTINGENCIES

Foreign Exchange Hedges
The Company has entered into forward foreign exchange contracts of £9 (2004 - £20) and €64 (2004 - €54), and cross-currency interest rate swaps of 125 (2004 - £125), which are designated as hedges against its net investments in Europe. During the year, the Company realized a gain of $12 (2004 - loss of $39) on its matured net investment hedges, and at year-end, the Company had an unrealized gain of $1 (2004 - loss $16) on its outstanding net investment hedges. These realized and unrealized gains are offset by realized and unrealized losses on the net investments being hedged.

In addition, the Company has entered into forward foreign exchange contracts of CAD $42 (2004 - CAD $43), which are designated as a hedge against certain Canadian dollar-denominated monetary liabilities. During the year, the Company realized a gain of $1 (2004 - loss of $1) on its matured monetary liability hedges, and at year-end, the Company had an unrealized gain of nil (2004 - $1) on these hedges outstanding. These realized and unrealized gains are offset by realized and unrealized losses on the monetary liabilities being hedged.

The Company has entered into various commitments for capital expenditures and services in connection with the Georgia mill expansion project. At year-end, the Company has outstanding forward foreign exchange contracts of €9 (2004 - nil) which are designated as hedges against certain of these commitments denominated in Euros. No gains or losses were realized during the year, and at year-end, the Company had an unrealized loss of $1 on the outstanding hedges. Any realized and unrealized losses are offset by realized and unrealized gains on the purchase commitments being hedged.

Other
The Company received tax advice and a tax ruling on certain tax matters related to the distribution of Fraser Papers (note 11). There can be no assurance that tax authorities will not challenge various tax filing positions taken by the Company. Such a challenge could result in an income tax and/or a withholding tax liability. In addition to the foregoing, the Company is subject to various additional uncertainties concerning the interpretation and application of tax laws in operating jurisdictions that could affect the Company's cash flows.

Norbord has provided certain commitments and indemnifications, including those related to former businesses. The maximum amounts from many of these items cannot be reasonably estimated at this time. However, in certain circumstances, Norbord has recourse against other parties to mitigate the risk of loss.

Norbord has entered into various commitments for capital expenditures and the future supply of operating services and materials. Commitments under operating leases at December 31, 2005, are: 2006 - $2; 2007 - $2; 2008 - $1; 2009 - $1; 2010 - $1; and subsequent - $2.

NORBORD ANNUAL REPORT 2005
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15. RELATED PARTY TRANSACTIONS

The Company provided certain administrative services to Fraser Papers (note II), a party related by virtue of being under common significant influence. In addition, the Company periodically engages the services of a party related by virtue of being under common significant influence. Year-to-date, the fees for these services are less than $1 (2004- $1).

NOTE 16. SEGMENTED INFORMATION

The Company has a single reportable segment. Norbord operates principally in the US, Europe and Canada.

Geographic Segments
Net sales by geographic segment are determined based on the origin of shipment and therefore include export sales.

	Net Sales		Property, Plant and Equipment
	2005	2004	2005	2004
US	$814	$851	$597	$556
Europe	386	353	261	304
Canada	262	282	63	67
Consolidated total	$1,462	$1,486	$921	$927

NORBORD ANNUAL REPORT 2005
SELECTED QUARTERLY INFORMATION

Selected Quarterly Information

2005

(unaudited)
(in US $ millions, except per share information)	1st	2nd	3rd	4th	Total

Earnings
Net sales	$404	$369	$338	$351	$1,462

Earnings from continuing operations
before interest, premium on early
extinguishment of debt, taxes
depreciation	157	128	100	110	495

Interest and other income	1	2	-	2	5
Interest expense	(7)	(8)	(7)	(8)	(30)

Earnings from continuing operations
before premium on early
extinguishment of debt, taxes and
depreciation	151	122	93	104	470
Premium on early extinguishment of debt	-	-	-	-	-
Depreciation	(22)	(22)	(22)	(23)	(23)
Income tax	(45)	(33)	(26)	(29)	(133)

Earnings from continuing operations	84	67	45	52	248
Earnings from discontinued operations	-	-	-	-	-

Earnings	$84	$67	$45	$52	$248

Earnings from continuing operations
per common share
-Basic	$0.56	$0.39	$0.31	$0.36	$1.62
-Diluted	$0.55	$0.39	$0.31	$0.36	$1.61

Earnings per common share
-Basic	$0.56	$0.39	$0.31	$0.36	$1.62
-Diluted	$0.55	$0.39	$0.31	$0.36	$1.61

Common dividend per share	$0.08	$0.87	$0.09	$0.09	$1.13
Cash provided by operating activities
per share	$0.26	$0.67	$0.38	$0.83	2.14

Return on capital employed	65%	53%	41%	45%	53%

Net debt	246	356	361	285
Net debt to capitalization, market basis	14%	20%	20%	17%
Net debt to capitalization, book basis	29%	43%	43%	35%

NORBORD ANNUAL REPORT 2005
SELECTED QUARTERLY INFORMATION

2004
(unaudited)
(in US $ millions, except per share information)	1st	2nd	3rd	4th	Total
Earnings
Net sales	$348	$439	$364	$335	$1,486
Earnings from continuing operations
before interest, premium on early
extinguishment of debt, taxes and
depreciation	155	231	156	89	631
Interest and other income	1	1	2	2	6
Interest expense	(8)	(9)	(8)	(6)	(31)

Earnings from continuing operations
before premium on early
extinguishment of debt, taxes and
depreciation	148	223	150	85	606
Premium on early extinguishment of debt	_	_	(9)	_	(9)
Depreciation	(19)	(20)	(21)	(22)	(82)
Income tax	(42)	(76)	(43)	(22)	(183)

Earnings from continuing operations	87	127	77	41	332
Earnings from discontinued operations	(6)				(6)
Earnings	$81	$127	$77	$41	$326

Earnings from continuing operations
per common share
- Basic	$0.59	$0.85	$0.51	$0.26	$2.21
- Diluted	$0.59	$0.84	0.50	0.26	2.19

Earnings per common share
- Basic	$0.54	$0.85	0.51	0.26	2.16
- Diluted	$0.54	$0.84	$0.50	$0.26	$2.14

Common dividend per share	$0.08	$0.07	$0.08	$0.87	$1.10
Cash provided by operating activities
per share	$0.38	$1.78	$0.88	$0.71	$3.75

Return on capital employed	69%	97%	74%	39%	73%
Net debt	445	213	143	236
Net debt to capitalization, market basis	28%	14%	9%	13%
Net debt to capitalization, book basis	31%	16%	21%	30%

NORBORD ANNUAL REPORT 2005
SIX-YEAR HISTORICAL REVIEW

Six-Year Historical Review

(in US $ millions, except per share information)	2005	2004
Earnings
Net sales	$1462	$1,486
Earnings from continuing operations before interest, premium on
early extinguishment of debt, taxes, and depreciation	495	631
Interest and other income	5	6
Interest expense	(30)	(31)
Earnings from continuing operations before premium on
early extinguishment of debt, taxes, and depreciation	470	606
Premium on early extinguishment of debt	-	(9)
Depreciation	(89)	(82)
Income tax	(133)	(183)
Earnings from continuing operations	248	332
Earnings from discontinued operations(1)	-	(6)
Earnings	$248	$326
Balance Sheet
Current assets	$403	$459
Property, plant and equipment	921	927
Other assets	4	5
Total assets	$1,328	$1,391
Current liabilities	$225	$239
Long-term debt	440	450
Other liabilities	31	52
Future income taxes	110	102
Shareholders' equity	522	548
Total liabilities and shareholders' equity	$1,328	$1,391
Cash Flow
Cash provided by operating activities	$314	$562
Capital investments	(115)	(67)
Acquisitions and other investing activities	13	8
Debt incurred (repaid)	(11)	(218)
Dividends	(161)	(168)
Issue (repurchase) of shares	(100)	-
Other	-	-
Increase (decrease) in cash and short-term notes from continuing operations	(60)	117
Increase (decrease) in cash from discontinued operations'1'	-	(79)
Increase (decrease) in cash and cash equivalents	$(60)	$38
Per Common Share
Earnings - Basic	$1.62	$2.16
- Diluted	1.61	2.14
Book value	3.61	3.42
Dividends	1.13	1.1
Market price range (CAD $)
High	13.9	16.43
Low	9.82	10.18
Close	12.25	12.4
Note: Certain figures have been reclassified to conform to the current year's presentation.
(i) Discontinued operations represents the results of Fraser Papers, distributed in June 2004, and the Quebec sawmills, sold in October 2003.

NORBORD ANNUAL REPORT 2005
SIX-YEAR HISTORICAL REVIEW

2003	2002	2001	2000

$1,064	$679	$497	$494

365	89	50	101
5	6	6	27
(37)	(37)	(33)	(25)

333	58	23	103
-	-	-	-
(76)	(71)	(43)	(43)
(91)	20	22	(2)

166	7	2	58
(40)	6	10	36
$126	$13	$12	$94

$660	$444	$502	$528
833	857	657	606
570	728	670	622
$2,063	$2,029	$1,829	$1,756
$314	$418	$209	$212
657	658	686	575
199	155	122	116
-	-	-	22
893	798	812	831
$2,063	$2,029	$1,829	$1,756

$280	$62	$23	$95
(31)	(15)	(64)	(136)
(4)	(277)	(38)	70
(154)	135	66	186
(31)	(22)	(34)	(43)
8	-	-	(143)
23	24	10	-
91	(93)	(37)	29
19	44	47	(11)
$110	$(49)	$10	$18

$0.85	$0.08	$0.07	$0.61
0.85	0.08	0.07	0.61
5.79	5.30	5.50	5.65
0.29	0.26	0.26	0.26
11.24	9.70	8.45	9.25
7.01	7.13	6.30	5.85
10.85	8.25	7.50	7.10

NORBORD ANNUAL REPORT 2005
PRINCIPAL OPERATING INTERESTS

Principal Operating Interests

Information regarding our principal operating interests is set forth in the following table. The stated annual production capacity is based on normal operating rates and normal production mixes under current market conditions, taking into account known constraints, such as permit restrictions. Market conditions, fluctuations in raw material availability, mechanical interruptions, and the nature of current orders may cause actual production rates and mixes to vary significantly from the production rates and mixes shown.

(unaudited)	Stated Annual Capacity at Year-End		Production
	2005	2005	2004
OSB (MMsf-3/8")
Bemidji, Minnesota(1)	440	437	384
Cordele, Georgia	440	441	399
Genk, Belgium(2)	260	220	43
Guntown, Mississippi	430	412	371
Huguley, Alabama	500	471	474
Inverness, Scotland	350	319	337
Jefferson, Texas	400	374	390
Joanna, South Carolina	500	460	441
La Sarre, Quebec	350	356	336
Nacogdoches, Texas	380	345	324
Val-d'Or, Quebec	340	337	322
	4,390	4,172	3,821
Particleboard (MMsf-3/8")
Cowie, Scotland	350	337	328
Genk, Belgium(2)	170	193	51
South Molton, England	300	247	237
	820	777	616
MDF (MMsf-3/8")
Cowie, Scotland	410	407	438
Deposit, New York	160	148	160
	570	555	598
Plywood (MMsf-3/8")
Cochrane, Ontario	80	78	79
I-joist (MM lineal feet)
Juniper, New Brunswick	60	49	56

(1) Acquired 100% March 26, 2004, owned 50% prior thereto. Production reflects percentage ownership in period.
(2) Acquired September 30, 2004. Production reflects period of ownership.

NORBORD ANNUAL REPORT 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS
9

Management's Discussion and Analysis
January 31,2006

The Management's Discussion and Analysis (MD&A) provides a review of the significant developments that impacted Norbord's performance during 2005 relative to 2004. Some of the statements included or incorporated by reference in this MD&A constitute forward-looking statements within the meaning of applicable legislation. Forward-looking statements are based on various assumptions and are subject to various risks. See the caution contained in the "Forward-Looking Statements" section.

To enhance shareholders' understanding, certain five-year historical, financial and statistical information is presented. Norbord's significant accounting policies and other financial disclosures are contained in the audited financial statements and accompanying notes, which follow this MD&A. All financial references in the MD&A are stated in US dollars unless otherwise noted.

EBITDA, EBITDA margin, operating working capital, total working capital, capital employed, ROCE, ROE, net debt, net debt to capitalization, book basis, net debt to capitalization, market basis and book value per share are non-GAAP measures described in the "Definitions" section. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. Where appropriate, a quantitative reconciliation of the non-GAAP measure to the nearest comparable GAAP measure is provided in the "Definitions" section.

Additional information on Norbord, including the annual information form, is available on SEDAR at www.sedar.com.

NORBORD ANNUAL REPORT 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS
10

BUSINESS OVERVIEW

Norbord is an international producer of wood-based panels, with 16 plant locations in the United States, Europe and Canada. It is one of the world's largest producers of OSB with annual capacity of 4.4 billion square feet (3/8-inch basis). The core of Norbord's OSB business is located in the US South. The Company is also one of the largest producers of wood-based panels in Europe. Norbord does not own any timberlands. It purchases its wood fibre from third parties that include private landowners and government owned and managed timberlands. Norbord employed approximately 2,700 people at December 31, 2005.

Strategy

Norbord's business strategy is focused entirely on the wood panels sector - specifically OSB - in North America and Europe.

The Company's overall business strategy focuses on five key areas:

1.	Pursuing growth in OSB through optimization or expansion of existing assets and opportunistic acquisitions.
2.	Owning high quality, well-located and low-cost assets.
3.	Maintaining a margin-focused operating culture.
4.	Focusing customer service strategy on customers who are growing their own market share.
5.	Maintaining a disciplined approach to capital allocation.

The Company is of the view that successful execution of this strategy will result in superior shareholder returns. Good progress was made in each of the strategic elements during the year, including:

•	Recorded earnings of $248 million or $1.61 per share
•	Achieved EBITDA of $487 million from OSB operations
•	Generated $28 million in margin improvements
•	Achieved 53% return on capital employed; 46% return on equity
•	Achieved annual production records at eight of 11 OSB mills
•	Began construction of $135 million expansion project at Cordele, Georgia OSB mill
•	Paid CAD $1.00 special dividend in May, in addition to the regular CAD $0.40 annual dividend
•	Completed the repurchase of 7.5 million common shares and renewed normal course issuer bid for an additional 9.0 million common shares
•	Installed a new energy system at Jefferson, Texas, reducing natural gas usage at the mill by 85%
•	Redeemed CAD $60 million Series 1 Preferred Shares (at par)
•	Secured business with new European OSB customers and increased business with existing customers

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the caution contained in the "Forward-Looking Statements" section.

NORBORD ANNUAL REPORT 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS
11

Norbord's financial goal is to achieve top quartile return on equity (ROE) and cash return on capital employed (ROCE) among North American forest products companies. Norbord met this target in 2005.

Maintaining investment grade debt ratings is integral to Norbord's financing strategy. This provides for long-term access to public and private capital markets on attractive terms. Ratings on Norbord debt have been consistently investment grade since 1992. At the end of 2005, Norbord was well positioned with a net debt to capitalization of 17% on a market basis and 35% on a book basis. The Company's strong balance sheet provides the flexibility to respond to strategic growth opportunities.

Norbord manages its business to provide for a sustainable dividend to be paid quarterly to common shareholders throughout the business cycle. As of December 31, 2005, the Board of Directors had declared 61 consecutive quarterly common dividends of CAD $0.10 per share. In addition, Norbord paid special dividends of CAD $1.00 per share to common shareholders in each of the second quarter of 2005 and the third quarter of 2004.

SUMMARY
(US $ millions, except per share information, unless otherwise noted)	2005	2004	2003	2002	2001
Key Performance Metrics
Return on equity (ROE)	46%	47%	15%	1%	1%
Cash provided by operating activities	314	562	280	62	23
Cash provided by operating activities per share	2.14	3.75	1.92	0.44	0.16

Net Sales and Earnings
Net sales	1,462	1,486	1,064	679	497
EBITDA	495	631	365	89	50
Earnings from continuing operations	248	332	166	7	2
Earnings	248	326	126	13	12
Per Common Share
Earnings from continuing operations per share (diluted)	1.61	2.19	1.12	0.04
Earnings per share (diluted)	1.61	2.14	0.85	0.08	0.07
Common dividends per share	1.13	1.10	0.29	0.26	0.26

Balance Sheet
Total assets	1,328	1,391	2,063	2,029	1,829
Long-term debt	440	450	657	658	686
Net debt	285	236	482	745	573
Net debt to capitalization, market basis	17%	13%	32%	49%	47%
Net debt to capitalization, book basis	35%	305	35%	48%	41%
Key Statistics
OSB shipments (MMsf--3/8")	4,136	3,731	3,372	2,974	1,791
Average OSB price - North Central ($/Msf-7/16")	320	369	294	160	160
Average OSB price - Europe (€/m3)	186	209	136	145	151

Outstanding results continued in the year, driven by North American OSB prices which averaged $320 per Msf (North Central 7/16-inch basis), more than 20% above the five-year average. Return on equity (ROE) was 46% in 2005 compared to 47% in 2004. ROE is a measure for shareholders to determine how effectively their money is being employed. Capital initiatives, including the two CAD $1.00 special dividends paid in each of the third quarter of 2004 and second quarter of 2005, and the share repurchase program, have maintained the efficiency

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the caution contained in the "Forward-Looking Statements" section.

NORBORD ANNUAL REPORT 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS
12

of Norbord's capital structure and contributed to continued high ROE levels. The 2004 and prior ROE includes Fraser Papers, which was distributed to common shareholders in the third quarter of 2004. Pre-tax return on capital employed (ROCE) averaged 53% for the year. ROCE is a key measurement of financial performance, focusing on cash generation and the efficient use of capital.

EBITDA of $495 million was generated in 2005 versus a record $631 in 2004. The primary factor in the change in EBITDA is the change in North American OSB price. For the year, North American North Central benchmark OSB prices averaged $320 per Msf (7/16-inch basis) compared to $369 in 2004. EBITDA margins remained solid at 34%, compared to 42% for the prior year. Continued strong North American OSB markets drove earnings of $248 million or $1.61 per share.

Norbord's OSB production volume has grown at an 18% compound annual rate over the past five years, further contributing to the outstanding results.

The margin improvement program (MIP), implemented in 1996, remains the cornerstone of Norbord's efforts to "control the controllables." Measured at constant prices and exchange rates, the Company realized $28 million in margin improvements over 2004. Success in our MIP initiatives was critical to our efforts to maintain margins in 2005 as the entire industry was challenged by higher manufacturing costs - especially energy, resin and fibre.

Markets in Europe were more challenging than anticipated as a weaker economy led to lower sales volume and price levels for most of Norbord's European products. Europe remains a long-term strategic investment and management believes that market fundamentals will support continued growth for Norbord's products in Europe.

Cash provided by operating activities totalled $314 million or $2.14 per share in 2005. In the past three years, over $1.1 billion in cash has been generated from operating activities. This cash has been used to re-shape the Company. During this time, Norbord has:

•	Invested $222 million in growing the business
•	Reduced net debt and preferred shares outstanding by $507 million
•	Paid out $380 million in dividends,
•	Invested $71 million to repurchase 7.5 million common shares,
•	Distributed Fraser Papers to shareholders

This transformation has contributed to strong returns for shareholders. A CAD $100 investment in Norbord shares at the end of 2000 would have grown to CAD $310 by the end of 2005, assuming reinvestment of dividends and other distributions, representing a compound annual return of 25% per year.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the caution contained in the "Forward-Looking Statements" section.

NORBORD ANNUAL REPORT 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS
13

FINANCIAL RESULTS

(US $ millions)	2005	2004	2003	2002	2001
Net sales	$1,462	$1,486	$1,064	$679	$497
EBITDA	495	631	365	89	50
EBITDA margin	34%	42%	34%	13%	10%
Depreciation	89	82	76	71	43
Capital investments	115	67	31	15	64

OSB shipments (MMsf-3/8")	4,136	3,731	3,372	2,974	1,791
Average OSB price - North Central ($/Msf-7/16")	320	369	294	160	160
Average OSB price - Europe (€/m3)	186	209	136	145	151

Operations include 11 OSB mills, 3 particleboard plants, 2 MDF plants, 1 hardwood plywood mill, 11-joist mill, 2 laminating operations, and a furniture plant. The operations are located in the US, Europe and Canada. The Company reports all operations as a single operating segment.

Markets
Fluctuations in the North American OSB market continue to be the most significant driver of changes in Norbord's results, as North American OSB comprises almost 70% of its panel shipments by volume. Comprising 28% of shipments by volume, the relative strength of European panel markets also affects results, although to a much lesser degree. The US remained the principal market destination for Norbord's products.

	United			2005	2004
Shipments by Market Destination	States	Europe	Canada	Total	Total
OSB (MMsf-3/8")	3,293	505	338	4,136	3,731
Particleboard (MMsf-3/8")(1)	-	583	-	583	438
MDF (MMsf-3/8")	135	395	15	545	593
Plywood (MMsf-3/8")	61	-	16	77	79
I-joist (MM lineal ft.)	47	-	-	47	57

(1) Excludes particleboard consumed internally (2005 - 183 MMsf-3/8"; 2004 - 209 MMsf-3/8").

New home construction is the primary end use for OSB. US housing starts for 2005 were 2.1 million, the highest annual level of starts since 1972. Interest rates and inflation in North America remained relatively low while GDP growth and consumer confidence remained strong. These positive economic conditions continued to support

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the caution contained in the "Forward-Looking Statements" section.

NORBORD ANNUAL REPORT 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS
14

strong housing demand. Thirty-year US mortgage rates averaged 5.9% in 2005 compared to 5.8% in 2004. Most indicators suggest that the underlying demographics, driven by immigration, will continue to support a high level of housing demand throughout the coming decade. Canadian housing starts decreased 5% over 2004 yet remained robust at 0.2 million units.

The North American structural panel industry produced 43.1 billion square feet (3/8-inch basis) of panels in 2005. OSB production in 2005 reached 26.2 billion square feet and now represents approximately 60% of total North American structural panel production. OSB production was up more than 3% over 2004 while plywood production decreased 2%.

The North Central benchmark OSB price averaged $320 per Msf (7/16-inch basis) in 2005 compared to an average price of $369 last year. The North Central benchmark OSB price traded in a range of $245-5413 ending the year at $310.

OSB mill nets (net sales divided by shipments) decreased 11% over 2004 as benchmark prices in North America softened somewhat from record levels in 2004.

Weak economic conditions in Western Europe led to continued weakness in European consumer confidence and lower construction activity. The UK housing market has also leveled off as a result of slower growth in house prices and rising interest rates. As a result, European OSB prices were down from the prior year. European construction activity has stabilized and is expected to strengthen in late 2006.

Weak retail spending led to lower demand and prices for MDF and particleboard in the UK in 2005. The weaker market environment, combined with significantly higher energy, resin and other input costs, negatively impacted operating results. Despite the challenging environment, good progress was made throughout the year in securing new customers and growing volume with existing business partners.

	Net Sales		Shipments		Average Mill Nets
	(US $ millions)		(volume)		(US $ per M unit)
	2005	2004	2005	2004	2005	2004
OSB (MMsf-3/8")(1)	$1,070	$1,084	4,136	3,731	$259	$291
Particleboard (MMsf-3/8")(2)	98	77	583	438	167	175
MDF (MMsf-3/8")	107	112	545	593	197	189
Plywood (MMsf-3/8")	48	45	77	79	617	572
I-joist (MM lineal ft.)	44	46	47	57	929	811
Total	$1,462	$1,486

(1) Includes European net sales of $114 million (2004 - $81 million).
(2) Excludes particleboard consumed internally (2005 - 183 MMsf- 3/8"; 2004 - 209 MMsf- 3/8").
(3) Other sales include laminated products, furniture components and ready-to-assemble furniture units.

Production

Production	2005	2004	2003	2002	2001
OSB (MMsf-3/8")	4,172	3,821	3,402	2,986	1,800
Particleboard (MMsf-3/8")	777	616	586	560	565
MDF (MMsf-3/8")	555	598	572	524	521
Plywood (MMsf-3/8")	78	79	76	79	80
I-joist (MM lineal ft.)	49	56	41	31	26

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the caution contained in the "Forward-Looking Statements" section.

NORBORD ANNUAL REPORT 2005
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
15

Eight of the eleven OSB mills established annual production records in 2005. Of the 351 MMsf (3/8-inch basis), or 9%, increase in production, improvements delivered as a result of implementing best practices accounted for roughly one-third of the increase. The balance is attributable to the full year contributions of 2004 acquisitions; namely the acquisition of the Genk, Belgium mill and the additional 50% of the Bemidji, Minnesota mill not previously owned. This follows a 12% increase in OSB production in 2004 when nine of eleven OSB mills set annual production records. Particle board production increased over 25% due to the 2004 acquisition of the particleboard line at Genk. The decrease in MDF production is a result of market-related production curtailments in response to weaker European markets.

Operating Results
Outstanding results continued in 2005 notwithstanding a reduction in EBITDA from $631 million in 2004 to $495 million in 2005. The primary driver of the change in EBITDA was the lower North American OSB price. Benchmark OSB prices in 2005 averaged 13% below the record 2004 average price. The components of the EBITDA change are summarized in the variance table below. EBITDA margin remained solid at 34% compared to 42% for the prior year.

EBITDA Variance

(US $ millions)	2005 vs. 2004

EBITDA-2005	$495
EBITDA-2004	631

Variance	$(136)
Mill nets(1)	$(110)
Volume(2)	31
Key input prices(3)	(59)
Other(4)	2
$(136)

(1)	The mill net variance represents the change in realized pricing across all products. Mill net is calculated as net sales divided by shipment volume.
(2)	The volume variance represents the impact of shipment volume changes across all products
(3)	Key inputs include fibre, resin and energy.
(4)	Other category comprises all remaining variances including labour and benefits, supplies and maintenance, key input usages,

North American OSB generated EBITDA of $478 million (2004 - $581 million). Other products contributed $35 million (2004 - $70 million) to EBITDA. These figures exclude unallocated corporate overhead relating to all product lines totalling $18 million (2004 - $20 million).

Gains from the margin improvement program of $28 million in 2005, measured relative to 2004 at constant prices and exchange rates, limited the impact of manufacturing cost increases on earnings. Mix and volume initiatives were the largest contributors to MIP in 2005. Globally, Norbord expects to deliver MIP of $35 million for the full year 2006.

The forest products industry was challenged with significantly higher energy, resin and fibre costs during 2005. Overall, Norbord's North American per unit OSB production costs, net of employee profit share, were up 8% compared to the prior year.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the caution contained in the "Forward-Looking Statements" section.

NORBORD ANNUAL REPORT 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS
16

The direct impact on operating costs of rising energy prices has been limited as the majority of Norbord's energy is provided by burning bark and other biomass. Natural gas and electricity satisfy the remainder of Norbord's energy requirements. The Company estimates the unfavourable impact of a $1 per mmbtu increase in the price of natural gas to negatively impact annual earnings by approximately $3 million or less than 2 cents per share. Norbord continues to look for ways to improve its level of energy self-sufficiency. For example, the energy system at Jefferson completed in October 2005, reduced our global natural gas consumption by approximately 30%.

Natural gas and oil prices continued to impact the price of resin. Average resin pricing in 2005 was up almost 20% compared to 2004.

In addition, tightening fibre markets in the North Central US and Eastern Canada regions have had a negative impact on fibre pricing.

Net sales were $1,462 million, compared to $1,486 million in 2004. The impact of higher shipment volumes was offset by lower North American OSB prices.

EBITDA margins for non-OSB products averaged 7% in 2005 compared to 11% in 2004. MDF and particle-board costs were impacted by cost pressures in energy and resin. MDF and particleboard are more energy and resin intensive products than OSB.

Depreciation expense increased $7 million in 2005 to $89 million, due to acquisitions and recent capital investment programs.

INTEREST AND INCOME TAX

Interest expense of $30 million in 2005 was down from $31 million in 2004. Total current and long-term debt decreased to $440 million at year-end 2005, down from $451 million at December 31, 2004. The decrease is due to the repurchase of $10 million of the 71/4% debentures due 2012. In mid-2004, the $200 million 6 7/8% debentures due 2005 were redeemed and the Company recorded a pre-tax charge of $9 million ($6 million after tax or $0.04 per share) for call premiums net of gains on the associated interest rate swaps. The 2005 repurchase and the 2004 redemption were funded with cash generated from operations.

The effective interest rate on Norbord's debt-related obligations, including the impact of interest rate swaps, was 7.2% at December 31, 2005, compared to 5.6% at year-end 2004.

From time to time the Company recoupons its portfolio of interest rate swaps to more efficiently manage cash flow and credit exposure. This was last done in 2003 when Norbord realized a gain of $23 million in respect of $375 million of interest rate swaps. Any gains realized are deferred and amortized over the remaining term of the debt against which the swaps were designated as hedges. At December 31,2005, $27 million of gains were deferred and included in accounts payable and accrued liabilities and other liabilities in the consolidated balance sheet. The amortization of $8 million in 2005 and $10 million in 2004 was included in interest expense.

Interest income in 2005 amounted to $5 million compared to $6 million in 2004. Interest earned on cash and cash equivalents accounts for the majority of interest income. Interest income in 2004 includes $1 million from the Fraser Papers note which was outstanding during the third quarter.

A tax expense of $133 million was recorded in 2005 on pre-tax earnings from continuing operations of $381 million. The effective tax rate of 35% equates to the combined statutory rate.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the caution contained in the "Forward-Looking Statements" section.

NORBORD ANNUAL REPORT 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS
17

LIQUIDITY AND CAPITAL RESOURCES

(US $ millions, except per share information, unless otherwise noted)	2005	2004	2003	2002	2001
Cash provided by operating activities	$314	$562	$280	$62	$23
Cash provided by operating activities per share	214	3.75	1.92	0.44	0.16

Operating working capital	19	2	(6)	-	7
Total working capital	174	217	171	66	123
Capital investments	115	67	31	15	64
Net debt to capitalization, market basis	17%	13%	32%	49%	47%
Net debt to capitalization, book basis	35%	30%	35%	48%	41%

Cash provided by operating activities was $314 million or $2.14 per share compared to $562 million or $3.75 per share in 2004. Significant cash from operating activities continues to be driven by outstanding results, albeit down from the exceptional levels realized in 2004. Higher cash taxes in 2005 following the utilization of the majority of the benefit of the North American tax operating loss carryforwards in 2004 also contributed to the lower level of cash provided by operating activities in the year.

Operating working capital, consisting of accounts receivable and inventory less accounts payable and accrued liabilities, at December 31, 2005 was $19 million compared to $2 million at December 31, 2004. The Company aims to minimize the amount of capital held as operating working capital. Total working capital at December 31, 2005 was $174 including $155 in cash and cash equivalents.

In addition to cash on hand and cash generated from operations, the Company has $200 million of committed unsecured revolving bank lines available to support short-term liquidity requirements, of which $6 million were utilized for letters of credit at December 31, 2005. These committed bank lines were renewed during the year and mature in May 2009, bear interest at money market rates plus a margin that varies with the Company's credit rating, and contain certain financial covenants which the Company must comply with on a quarterly basis.

Cash dividends of $161 million or CAD $1.40 per share were paid in the year reflecting the payment of a CAD $1.00 special dividend on May 20, 2005, the second special dividend in the past two years. Dividends were funded with cash from operations. Other uses of the cash from operations in the year include $115 million for capital investments, $54 million for common share repurchases, $47 million for the redemption of preferred shares and $10 million for the repurchase of long-term debt. These initiatives are discussed in further detail in the "Investments, Acquisitions and Divestitures" and "Capitalization" sections.

Norbord's net debt stood at $285 million at year-end, representing 17% of capitalization on a market basis and 35% of capitalization on a book basis. Net debt includes debt of $440 million less cash and cash equivalents of $155 million. The Company's strong balance sheet provides the flexibility to respond to strategic growth opportunities.

The Company's next term debt maturity is its $200 million 81/8% debentures due March 20, 2008. The $440 million term debt outstanding at year-end 2005 has an average term of 4.6 years.

At December 31, 2005, the Company had $365 million (2004 - $375 million) of interest rate swaps outstanding, and 74% (2004 - 73%) of Norbord's net debt was at floating interest rates.

At December 31, 2005, the Company had tax operating loss carryforwards of approximately £37 million from UK operations. These losses can be carried forward indefinitely. The Company has capital losses in Canada of CAD $46 million that can be carried forward indefinitely. The Company also has approximately CAD $34 million of Investment Tax Credits (ITCs) available to reduce future Canadian tax liabilities. The ITCs expire between 2007 and 2013. The loss carryforwards and the credits may be utilized over the next several years to eliminate

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the caution contained in the "Forward-Looking Statements" section.

NORBORD ANNUAL REPORT 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS
18

cash taxes otherwise payable, and will enhance future cash flows. The future tax benefits of these temporary differences have been included in future income taxes in the consolidated financial statements.

The following table summarizes Norbord's contractual obligations:

			Payments Due by Period
		Less than	One-Three	Four-Five	After Five
Contractual Obligations (US $ millions)	Total	One Year	Years	Years	Years
Long-term debt	$440	$-	$200	$-	$240
Purchase obligations	84	65	10	8	1
Operating leases	9	2	3	2	2
Total	$533	$67	$213	$10	$243

Note: The above table does not include pension and post-retirement benefits plan obligations which are discussed in the "Significant Accounting Policies and Estimates - Defined Benefit Pension Plans" section.

INVESTMENTS, ACQUISITIONS AND DIVESTITURES

Capital Investments
Construction continues on a second OSB line at Cordele to create one of the largest and most efficient OSB manufacturing facilities in the world. The expansion will add approximately 550 million square feet (3/8-inch basis) of production capacity at a cost of approximately $135 million. The project is scheduled to start production in the fourth quarter of 2006. Once complete, this initiative will increase Norbord's North American OSB production capacity by 15% and will further strengthen its position as one of the largest OSB producers in the US South.

Capital investments in 2005 excluding the new Georgia OSB line, were $77 million representing 87% of depreciation (2004 - 82%). In addition, $38 million was invested in the Georgia mill expansion project bringing the total capital investment in 2005 to $115 million. Approximately 50% of the $77 million was invested in projects to enhance profitability. The 2005 total includes the final $13 million installment of a $30 million energy system at Jefferson. The energy system was commissioned in October 2005 and will reduce operating costs and maintenance. Jefferson now uses more biomass fuel and has reduced natural gas consumption at the mill by about 85%. Norbord's global natural gas usage in December 2005 was approximately 30% lower as a result of this project.

Other significant capital projects in 2005 included the installation of air emission control equipment at Deposit, New York and Bemidji. Prior to the acquisition of the Genk operation, $10 million of capital investments were identified to improve profitability at the mill. Of this total, $4 million was invested in 2005.

At year-end 2005, commitments to projects in progress totalled $48 million. Norbord's 2006 capital investments are expected to be $60 million plus the remaining $97 million of the $135 million Cordele mill expansion project. In addition, interest of approximately $6 million is expected to be capitalized relating to the Cordele mill expansion. Approximately 85% of the capital investments in 2006 will be for productivity improvements and strategic initiatives. The remaining 15% of the spending will be for sustaining capital, maintenance and environmental. The 2006 capital investments will be funded with cash on hand and cash generated from operations.

The following table summarizes Norbord's capital investments:

(US $ millions)	2005	2004		2003	2002		2001
Increased productivity	$35	$39		$12	$7		$19
Greenfield and major expansion	38	-		-	-		34
Environmental	28	11		6	1		9
Maintenance of business	14	17		13	7		2
Total	$115	$67	67	31	$15	15	64

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the caution contained in the "Forward-Looking Statements" section.

NORBORD ANNUAL REPORT 2005
MANAGEMENT'S DISCUSSION ANALYSIS
19

Capital investment was higher for 2005 and is expected to remain elevated in 2006 as compared to normalized levels as the Company has taken advantage of strong earnings to expand capacity at the Cordele mill, to accelerate higher return capital projects, particularly focused on energy reduction, and to meet MACT (Maximum Achievable Control Technology) requirements (see "Risks and Uncertainties - Environmental Matters").

Acquisitions
In September 2004, Norbord completed the acquisition of OSB and particleboard assets located at Genk, at a cost of $64 million, expanding Norbord's presence in key markets in Belgium, Holland, Germany and Scandinavia.

In March 2004, Norbord acquired the remaining 50% interest in the Bemidji OSB mill, bringing its ownership interest to 100%. The cost of the acquisition was $34 million, including $6 million for working capital.

The two acquisitions increased Norbord's total OSB capacity by 13% from 3,800 MMsf (3/8-inch basis) to 4,280 MMsf. The stated capacity further increased to 4,390 MMsf at December 31, 2005 due to process improvements at existing operations.

Distribution of Fraser Papers
On June 30, 2004, the Company completed the distribution of its paper and timberlands business (Fraser Papers) to its common shareholders. Norbord continues to provide certain administrative services to Fraser Papers for a fee on an interim basis. To date, the fee for these administrative services is less than $1 million (2004 - less than $1 million). In addition, Norbord continues to guarantee certain obligations of Fraser Papers under operating lease commitments, purchase commitments, landfill closure commitments, and commodity hedging contracts. The maximum amount of potential future payments that Norbord could be required to make under these obligations is estimated to be $13 million (December 31, 2004- $84 million). This estimate excludes the potential amount of future payments related to guarantees of derivative contracts that cannot be quantified due to their nature. No amounts have been recorded in the consolidated balance sheet with respect to these guarantees.

Norbord extended the requirement for Fraser Papers to cash collateralize the remaining guarantees for an additional year in exchange for a fee based on the total guarantees outstanding. Fraser Papers has committed to use its best efforts to remove Norbord from these guarantees and has agreed to provide letters of credit or other acceptable collateral to secure any guarantees which remain outstanding on December 27, 2006. As security for these ongoing financial commitments to Fraser Papers, Norbord has the right, at any time, to require Fraser Papers to provide a fixed first charge security interest over Fraser Papers' manufacturing facilities. The Company's share of the estimated proceeds from liquidation of this security would be sufficient to cover the maximum potential amount of future payments under the guarantees. In addition, Fraser Papers has indemnified Norbord against any future obligations arising from released or previously unidentified guarantees.

CAPITALIZATION

Dividends
Dividends to common shareholders totaled $166 million in 2005 and 2004 including the payment of a CAD $1.00 per share special dividend on each of May 20, 2005 and September 30, 2004. The annual dividend was CAD $1.40 in both 2005 and 2004.

Preferred share dividends totalled $1 million in 2005, down from $2 million in 2004. All of the outstanding preferred shares were redeemed in the second quarter of 2005 (see "Capitalization - Preferred Share Redemption").

Some of the statement included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the caution contained in the "Forward-Looking Statements" section.

NORBORD ANNUAL REPORT 2005
MANAGEMENT'S DISCUSSION ANALYSIS
20

Purchase of Common Shares
In 2005, the Company completed the purchase and cancellation of 7.5 million common shares under a share repurchase program that commenced on November 2, 2004. During the year, 5.7 million shares were purchased and cancelled at a cost of $54 million. The average price to repurchase was CAD $11.61 per share. In 2004, 1.8 million common shares were purchased and cancelled at a cost of $17 million or CAD $10.69 per share. In the fourth quarter, the Board of Directors approved a share repurchase program whereby the Company may repurchase on the open market an additional 9.0 million common shares. Purchases may be made between November 2, 2005 and November 1, 2006. To date no shares have been purchased under this new program.

Preferred Share Redemption
During the second quarter of 2005, the Company redeemed all of the outstanding Class A Series I preferred shares at par (CAD $60 million). On redemption, a foreign exchange loss of $9 million was recorded as a charge to equity. This one time charge did not impact earnings. However, the charge reduced earnings per share by $0.06 as it was included in the determination of earnings available to common shareholders, the numerator in the earnings per share calculation. Following the redemption, the Company's issued equity is comprised solely of common shares. The redemption eliminated the Company's financial obligation with the highest after-tax service cost.

Repurchase of Long-Term Debt
During the year, the Company repurchased and cancelled $10 million of the 71/4% debentures due 2012 and unwound a corresponding amount of interest rate swaps. The premium paid on repurchase was offset by the recognition of gains on the interest rate swaps.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the caution contained in the "Forward-Looking Statements" section.

NORBORD ANNUAL REPORT 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS
21

SELECTED QUARTERLY INFORMATION

(US $ millions, except per share			2005				2004
information, unless otherwise noted)	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qt	r
Key Performance Metrics
Return on equity (ROE)	41%	38%	45%	62%	30%	40%	51%	38%
Cash provided by
operating activities	121	55	98	40	107	133	266	56
Cash provided by
operating activities per share	0.83	0.38	0.67	0.26	0.71	0.88	1.78	0.38

Net Sales And Earnings
Net sales	351	338	369	404	335	364	439	348
EBITDA	110	100	128	157	89	156	231	155
Earnings from
continuing operations	52	45	67	84	41	77	127	87
Earnings	52	45	67	84	41	77	127	81

Per Common Share
Earnings from
continuing operations
- Basic	0.36	0.31	0.39	0.56	0.26	0.51	0.85	0.59
- Diluted	0.36	0.31	0.39	0.55	0.26	0.50	0.84	0.59
Earnings
- Basic	0.36	0.31	0.39	0.56	0.26	0.51	0.85	0.54
- Diluted	0.36	0.31	0.39	0.55	0.26	0.50	0.84	0.54

Key Statistics
OSB shipments (MMsf-3/8")	1,021	1,062	1,040	1,013	998	947	950	836
Average OSB price -
North Central ($/Msf-7/6")	317	303	297	364	264	353	437	423
Average OSB price -
Europe (€/m3)	173	169	197	211	215	218	210	190

The price of OSB is the primary factor affecting the comparability of results over the past eight quarters. Fluctuations in earnings during that time mirror fluctuations in the price of OSB in North America. The Company estimates the annualized impact of a $10 per Msf (7/16-inch basis) change in the North American OSB price on EBITDA is approximately $30 million or approximately $0.14 per share. Regional pricing variations, particularly in the US South, make the North Central benchmark price a useful, albeit imperfect, proxy for overall North American OSB pricing. Further, the pricing lag effect of maintaining an order file, premiums obtained on value-added products, and volume and trade discounts cause realized prices to differ from the benchmark.

Norbord has a relatively low exposure to the Canadian dollar due to a comparatively small manufacturing base in Canada, comprising 7% of property, plant and equipment. The Company estimates the unfavourable impact of a US one cent increase in the Canadian dollar to negatively impact annual earnings by approximately $1 million or less than $0.01 per share.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the caution contained in the "Forward-Looking Statements" section.

NORBORD ANNUAL REPORT 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS
22

Quarterly results are also impacted by seasonal factors such as weather and building activity. Market demand varies seasonally, as building activity and repair and renovation work, the principal end use for Norbord's products, is generally stronger in the spring and summer months. Adverse weather can also limit access to logging areas, which can affect the supply of fibre to Norbord's operations. Shipment volumes and commodity prices are affected by these factors as well as by global supply and demand conditions.

One-time items that had a significant impact on quarterly results include the $0.06 per share impact of foreign exchange on the redemption of preferred shares in the second quarter of 2005, and the $6 million charge ($0.04 per share) for call premiums on the redemption of debentures in the third quarter of 2004.

FOURTH QUARTER RESULTS

In the fourth quarter of 2005 outstanding results continued, driven by North American OSB prices which averaged more than 20% above the five-year average in the quarter. Return on equity (ROE) was 41% on an annualized basis for the quarter, compared to 38% and 30% for the third quarter of 2005 and the fourth quarter of 2004 respectively. ROE is a measure for shareholders to determine how effectively their money is being employed.

EBITDA of $110 million was generated in the fourth quarter of 2005, versus $100 million in the previous quarter and $89 million in the fourth quarter of 2004. The primary driver of the change in EBITDA is the change in North American OSB price. EBITDA changes are summarized in the variance table below. EBITDA margins remained solid at 31% in the quarter, compared to 30% for the previous quarter and 27% in the fourth quarter of 2004.

EBITDA Variance

(US $ millions)	4th Qtr 2005 vs. 3rd Qtr 2005	4th Qtr 2005 vs. 4th Qtr 2004

EBITDA - current period	$110	$110
EBITDA - comparative period	100	89

Variance	$10	$21

Mill nets(1)	24	$30
Volume(2)	(2)	-
Key input prices(3)	(9)	(12)
Other(4)	(3)	3

	$10	$21

(1)	The mill net variance represents the change in realized pricing across all products. Mill net is calculated as net sales divided by shipment volume.
(2)	The volume variance represents the impact of shipment volume changes across all products.
(3)	Key inputs include fibre, resin and energy.
(4)	Other category covers all remaining variances including labour and benefits, supplies and maintenance, key input usages, and the impact of foreign exchange.

North American OSB markets ended the year on a very positive note with benchmark North Central OSB prices at $310 per Msf (7/16-inch basis). Average OSB benchmark pricing for the fourth quarter was $317, 20% above the fourth quarter of 2004.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the caution contained in the "Forward-Looking Statements" section.

NORBORD ANNUAL REPORT 2005
MANAGEMENT'S DISCUSSION AND ANNUAL
23

COMMON SHARES

At January 31, 2006, there were 144.8 million common shares outstanding.

The weighted average number of common shares outstanding in the year has decreased 2% over the prior year. This decrease is principally due to share repurchases and has resulted in an improvement to earnings per share of approximately $0.03 per share.

Under the Dividend Reinvestment Plan, 0.5 million common shares were issued in 2005 compared to 0.2 million in 2004.

Commencing November 2, 2005 the Company may purchase on the open market up to 9.0 million common shares under an approved share repurchase program. To date, no shares have been repurchased under this program.

Shares issued under the Company's stock option plan totalled 0.7 million in 2005, generating proceeds of $1 million. Options on 2.8 million shares were exercised during 2004. Options on 1.7 million shares were outstanding at year-end 2005, with 35% vested. During the year, the exercise price on all outstanding options was decreased by CAD $1.00 to reflect the payment of the special dividend (CAD $1.00). The exercise price for these options is between CAD $0.01 and CAD $10.77, with expiry at various dates to 2014.

The following table summarizes common share information for each of the past five years.

Common Share Information as at December 31	2005	2004	2003	2002	2001
Shares outstanding (millions)	144.8	149.3	148.2	144.5	141.6
Dividends (US $ millions)	$166	$166	$43	$36	$36
Book value (US $)	$3.61	$3.42	$5.79	$5.30	$5.50
Market price at year-end (CAD $)	$12.25	$12.40	$10.85	$8.25	$7.50
Dividend yield[1]	3.3%	3.2%	3.7%	4.8%	5.3%
(1)	Calculated based on year-end closing price and annual dividend excluding the special dividend of CAD $1.00 per share paid on May 20, 2005 and September 30, 2004.

The total return on Norbord shares during 2005 was 10%. The average daily volume traded during 2005 was 0.4 million shares as compared to 0.5 million shares in 2004.

TRANSACTIONS WITH RELATED PARTIES

In 2005 and 2004, the Company provided certain administrative services to Fraser Papers (see "Distribution of Fraser Papers"), a company related by virtue of being under significant influence. The services are charged on a cost recovery basis.

In addition, the Company periodically engages the services of parties related by virtue of being under common significant influence for various financial, real estate and other business advisory services. In 2005, the fees for these services were less than $1 million and were charged at market rates.

DISCONTINUED OPERATIONS

Results of Fraser Papers have been included in discontinued operations in the consolidated statements of earnings and cash flows up to June 30,2004, the date on which this business was distributed to common shareholders.

Fraser Papers generated net sales of $478 million and an operating loss of $9 million (EBITDA $14 million) for the six-month period of ownership in 2004.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the caution contained in the "Forward-Looking Statements" section.

NORBORD ANNUAL REPORT 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS
24

FINANCIAL POLICIES

Capital Allocation
Norbord considers effective capital allocation to be critical to its success. As a result, a rigorous approach towards the allocation of capital is applied. Capital is invested only when the expected returns exceed pre-determined thresholds, taking into consideration both the degree and magnitude of the relative risks and rewards and, if appropriate, strategic considerations in the establishment of new business activities or maintenance of existing business activities. Post-investment reviews are conducted on capital investment decisions to assess the results against planned project returns.

Liquidity
Norbord strives to maintain sufficient financial liquidity at all times in order to participate in attractive investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances.

As at year-end, Norbord had $194 million of undrawn committed credit facilities with six international financial institutions. In addition, $155 million of cash and cash equivalents was available to support short-term liquidity requirements.

Credit Ratings
Debt ratings within investment grade categories are a key objective of Norbord's financing strategy and provide for long-term access to public and private capital markets on attractive terms. Current ratings on Norbord's senior unsecured debentures are:

	Dominion Bond	Standard & Poor's	Moody's
	Rating Service	Ratings Services	Investors Service
Rating	BBB	BBB	Baa3
Outlook	Stable	Negative	Stable

Ratings on the debentures have been investment grade since 1992.

Use of Financial Instruments
Norbord uses derivative financial instruments solely for the purpose of managing its interest rate, foreign exchange and commodity price exposures, as further detailed in the "Risks and Uncertainties" section. These activities are governed by Board-approved financial policies that cover risk identification, tolerance, measurement and reporting. Derivative transactions are executed only with approved high-quality counterparties under master netting agreements. Derivative contracts that are deemed to be highly effective in offsetting changes in the fair value, net investment or cash flows of hedged items are designated as hedges of specific exposures and, accordingly, all gains and losses on these instruments are recognized in the same manner as the item being hedged.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the caution contained in the "Forward-Looking Statements" section.

NORBORD ANNUAL REPORT 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS
25

SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES

Revenue Recognition
Net sales are recognized when the risks and rewards of ownership pass to the purchaser. This is generally when goods are shipped. Sales are recorded net of freight and discounts.

Sales are governed by contract or by standard industry terms. Revenue is not recognized prior to the completion of those terms. The majority of product is shipped via third-party transport on a freight-on-board shipping basis. In all cases, product is subject to quality testing by the Company to ensure it meets applicable standards prior to shipment.

Property, Plant and Equipment
Property, plant and equipment are recorded at cost, including capitalized interest. Government capital grants and investment tax credits received reduce the cost of related assets. Property, plant and equipment acquired in a business acquisition are recorded at fair value. Property, plant and equipment are depreciated on a straight-line basis. The rates of depreciation are intended to fully depreciate manufacturing and non-manufacturing assets over the following periods, which approximate their useful lives: buildings - 20 to 40 years; and production equipment - 10 to 15 years. These periods are assessed from time to time to ensure that they continue to approximate the useful lives of the related assets. Property, plant and equipment is tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable.

Future Income Taxes
Future income tax assets and liabilities are determined based on temporary differences between the carrying amount and tax basis of assets and liabilities as well as certain carryforward items.

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

Defined Benefit Pension Plans
Norbord's defined benefit pension plans are funded in accordance with all applicable regulatory requirements. Norbord's obligations under its defined benefit pension plans are determined periodically through actuarial valuations, which are the basis for calculating pension expense. The weighted average assumed return on assets is 7.8% and is based on management's best estimate of the long-term expected rate of return on plan assets, including consideration of asset mix, equity risk premium and active investment management premium. The weighted average discount rate used to value year-end 2005 accrued benefit obligations is 5.0% and is based on the market yield of high-quality corporate bonds of similar duration to the pension plan liabilities.

At December 31, 2005, defined benefit pension plan assets were $41 million (2004- $39 million) while the accrued benefit obligations were $65 million (2004 - $51 million), yielding an unfunded liability of $24 million (2004 - $12 million). Defined benefit pension expense for the year was $3 million (2004 - $2 million) and defined benefit employer contributions were $1 million (2004 - $1 million). Norbord anticipates 2006 net pension expense and employer contributions will be in line with 2005 levels.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the caution contained in the "Forward-Looking Statements" section.

NORBORD ANNUAL REPORT 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS
 26

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

Stock-Based Compensation
The Company accounts for stock options using the fair value method. Under this method, compensation expense for options is measured at the grant date using an option pricing model and recognized on a straight-line basis over the vesting period. In both 2005 and 2004 the Company recognized $1 million in compensation expense related to stock options.

ACCOUNTING DEVELOPMENTS

In 2005, the CICA issued new accounting standards comprising handbook sections 3855 "Financial Instruments -Recognition and Measurement", 3865 "Hedges", and 1530 "Comprehensive Income" which will become effective for Norbord beginning January 1, 2007.

These standards impact the measurement and presentation of financial instruments in the financial statements. The new standards also introduce the concept of other comprehensive income which will be included on the consolidated balance sheets as a separate component of shareholders' equity.

The changes in carrying value of financial instruments as a result of adopting these new standards, if any, will be recognized in opening retained earnings in the period of adoption. The Company is currently evaluating the impact of adopting these standards.

RISKS AND UNCERTAINTIES

Norbord is exposed to a number of risks in the normal course of its business that have the potential to affect the operating performance of the Company. A discussion of some of the major risks and uncertainties follows. Additional risks and uncertainties are identified in the annual information form under "Risks of the Business".

Product Price Sensitivities
Oriented strandboard ("OSB") accounts for 75% of Norbord's panel production capacity. The price of OSB is one of the most volatile in the wood-based panels industry. Concentration in OSB increases Norbord's sensitivity to product pricing and will result in a high degree of sales and earnings volatility.

Norbord's financial performance is principally dependent on the selling price of its products. The markets for most of Norbord's products are highly cyclical and are characterized by periods of supply and demand imbalance during which its product prices have tended to fluctuate significantly. In addition, since many of Norbord's products are used for new home construction, seasonal and annual weather changes can affect demand and sale volumes. These imbalances, which may affect different areas of Norbord's business at different times, are influenced by numerous factors that are beyond Norbord's control and include: changes in global and regional production capacity for a particular product or group of products; changes in the end-use of those products or the increased use of substitute products; and the overall level of economic activity in the regions in which Norbord conducts business. Norbord and its competitors have been negatively affected in the past by declines in product pricing and have periodically taken market-related production downtime.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the caution contained in the "Forward-Looking Statements" section.

NORBORD ANNUAL REPORT 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS
 27

Based on operating at capacity, the following table shows the approximate annualized impact of changes in product prices on EBITDA.

	Sensitivity Factor	Impact on EBITDA ($ millions)
OSB-North America	$10 per Msf-7/16"	$30
OSB - Europe	€10 per m3	6
Other panels	$10 per Msf-7/16"	10

Norbord is exposed to commodity price risk on its products and monitors market developments. No liquid futures markets exist for the majority of Norbord's commodity outputs. Norbord is authorized to hedge a portion of its commodity price exposure up to Board-approved limits in order to reduce the potential negative impact of falling commodity output prices. Should Norbord decide to hedge any of this exposure, it will hedge physically with customers and, if unfeasible, purchase financial hedges where liquid markets exist.

Competition
The wood-based panels industry is a highly competitive business environment in which companies compete, to a large degree, on the basis of price. Norbord's principal market is the US where it competes with North American and, in some instances, foreign producers. Norbord's European operations compete primarily with other European producers. Certain competitors may have lower-cost facilities than Norbord. Norbord's ability to compete in these and other markets is dependent on a variety of factors such as manufacturing costs, continued free access to markets, customer service, product quality, financial resources and currency exchange rates. As a result of this risk, a central element of Norbord's strategy is to endeavour to maintain assets that are high quality, well located and low cost. In addition, competitors could develop new cost-effective substitutes for Norbord's wood-based panels or building codes could be changed to make the use of Norbord's products less attractive for certain applications.

Manufacturing Inputs
Norbord is exposed to commodity price risk on most of its manufacturing inputs, principally wood fibre, resin and energy. These manufacturing inputs are purchased primarily on the open market in competition with other users of such resources and prices are influenced by factors beyond Norbord's control. Norbord may not be able to pass increased costs through to its customers.

Norbord is exposed to commodity price risk on manufacturing inputs and monitors market developments in all commodity prices to which it is materially exposed. No liquid futures markets exist for the majority of Norbord's commodity inputs but, where possible, Norbord will hedge a portion of its commodity price exposure up to Board-approved limits in order to reduce the potential negative impact of rising commodity input prices. Should Norbord decide to hedge any of this exposure, it will hedge physically with suppliers and, if unfeasible, purchase financial hedges where liquid markets exist.

At January 31, 2006, Norbord has hedged approximately 25% of its first quarter 2006 expected natural gas consumption by locking in the price directly with its suppliers. Approximately 60% of Norbord's electricity is purchased in regulated markets and Norbord has hedged approximately 20% of its 2006 deregulated electricity consumption. The majority of Norbord's energy inputs by volume are biomass, making Norbord's mills more than 60% energy self-sufficient.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the caution contained in the "Forward-Looking Statements" section.

NORBORD ANNUAL REPORT 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS
28

Fibre Resource
As Norbord does not own any timberland, it purchases timber, wood chips and other wood fibre as well as recycled materials on the open market in competition with other users of such resources where prices are influenced by factors beyond Norbord's control.

Norbord's wood fibre supply comes from several different sources. In the US, roundwood logs are primarily sourced from private and industry-owned woodlands. The MDF mill also purchases woodchips and sawdust from local sawmills. In Europe wood fibre is purchased from government-owned and private landowners. Fibre for OSB comes from roundwood logs while the MDF and particleboard mills source fibre in the form of roundwood logs, woodchips, sawdust and recycled wood. Norbord's Quebec and Ontario mills hold forestry licenses and agreements to source 842,800 cubic metres of poplar and birch from Crown timberland in those provinces. Most of this volume is harvested and delivered by third parties that also hold licenses to operate in those areas.

The Crown licenses require compliance with specified rehabilitation and silvicultural management practices and the payment of stumpage fees for the timber harvested. The licenses cover periods ranging from 20 to 25 years and are renewed or extended every 5 years. They can be revoked or cancelled for non-performance. The licenses also contain terms and conditions that could, under limited circumstances, result in a reduction of annual allowable timber that may be harvested by Norbord without any compensation.

The I-joist mill obtains its fibre requirements, principally 2x3 lumber and OSB webstock, from manufacturers.

Labour Relations
Negotiations were completed in June 2005 for a new 3-year agreement with the Teamsters Union representing members at the Val-d'Or, Quebec OSB mill. The agreement expires December 31, 2007 and provides for wage and benefit increases of approximately $1 million over the term of the contract. The cost of the package should be partially offset by productivity gains.

There are no labour union contracts expiring in 2006. Approximately 48% of Norbord's employees are unionized, typically under 3 to 5 year contracts. Norbord believes it will be able to negotiate acceptable contracts upon expiry, but strikes or work stoppages could result if Norbord is unable to do so.

Environmental Matters
Norbord's operations are subject to a range of general and industry-specific environmental laws and regulations relating to air emissions, wastewater discharges, solid and hazardous waste management, plant and wildlife protection, and site remediation. Norbord is not currently subject to material environmental investigations by any regulatory bodies. Failure to comply with applicable environment laws and regulations could result in fines, penalties or other enforcement actions which could impact Norbord's production capacity or increase Norbord's production costs.

Maximum Achievable Control Technology (MACT) regulations, designed to reduce hazardous air emissions, took effect in the US in 2004. The new standards apply to more than 200 mills manufacturing plywood, OSB, MDF, particleboard and other wood composite panels. Existing mills are required to demonstrate compliance by October 1, 2008.

Over the past two years $29 million in air emission control equipment has been installed in the Bemidji, Deposit and Nacogdoches, Texas mills to meet State permit requirements and increase production. With these investments Norbord believes the Bemidji, Deposit and Nacogdoches mills are substantially in compliance with the MACT requirements. Norbord also believes that the Huguley, Alabama; Joanna, South Carolina and Jefferson mills are substantially in compliance with MACT. A further $14 million investment may be required at Cordele, Guntown, Mississippi and Bemidji to bring these mills into full compliance with the MACT standards.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the caution contained in the "Forward-Looking Statements" section.

NORBORD ANNUAL REPORT 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS
29

A separate MACT regulation has been approved to control the emissions of hazardous air pollutants from industrial boilers. Six of Norbord's operations are affected by these regulations, however, capital investments are not expected to be necessary to achieve compliance.

In Europe, regulations to control the risks of fire and explosion came into effect in 2004 (the UK's Dangerous Substances and Explosive Atmospheres - DSEAR; and Europe's Atmosphere Explosive - ATEX Directive). All Norbord European operations will be compliant with the regulations in 2006 ahead of the compliance deadlines established in the regulation. To date Norbord's European operations have invested approximately $3 million in equipment and controls to comply with the regulations. An additional $3 million will be invested in 2006 to complete compliance projects at the Cowie, Scotland; South Molton, England and Genk mills.

Tax Exposures
Norbord maintains reserves for known estimated tax exposures in all jurisdictions. These exposures are settled primarily through the closure of audits with the jurisdictional taxing authorities. Norbord believes its reserves are adequate to cover such exposures, but future settlements could differ materially from such reserves.

Currency Exposure
Norbord reports its financial results in US dollars. A portion of Norbord's product prices and costs are influenced by relative currency values (particularly the Canadian dollar, Pound Sterling and Euro). Significant fluctuations in relative currency values could negatively affect the cost competitiveness of Norbord's facilities, the value of its foreign investments, the results of its operations and its financial position.

Norbord's foreign exchange exposure arises from the following sources:

•	Net investments in self-sustaining foreign operations, limited to Norbord's investment in its European operations,
•	Net Canadian dollar-denominated monetary assets and liabilities, and
•	Committed or anticipated foreign currency transactions, primarily Canadian dollar costs in Norbord's
Canadian operations and Euro revenues in Norbord's UK operations.

Norbord's policy is to hedge all significant balance sheet foreign exchange exposures. The Company may hedge a portion of foreign currency cash flows for periods up to three years in order to reduce the potential negative effect of a strengthening Canadian dollar versus the US dollar or a weakening Euro versus the Pound Sterling.

In 2005, Norbord was negatively impacted by the strengthening Canadian dollar, realizing an average exchange rate, relative to the US dollar, of US $0.825 (2004 - US $0.768) on its Canadian dollar costs.

The Euro strengthened versus the Pound Sterling from an average rate of £0.678 in 2004 to £0.684 during 2005, ending the year at 0.689.

There were no Canadian dollar cost hedges or Euro revenue hedges outstanding at December 31, 2005. Each US one-cent change in the value of the Canadian dollar impacted annualized after-tax earnings by approximately $1 million in 2005. Each Pound Sterling one-pence change in the value of the Euro impacted after-tax earnings by approximately £1 million in 2005.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure.

Some of the statements included in this MD&A constitute forward looking statements that are based on various assumptions and are various risks. See the caution contained in the "Forward-Looking Statements" section.

NORBORD ANNUAL REPORT 2005
MANAGEMENTS DISCUSSION AND ANALYSIS

30

An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2005, by Norbord's management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that Norbord's disclosure controls and procedures as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings, and in Rule 13a-15(e) under the Securities Exchange Act of 1934, are effective.

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and compliance with Canadian generally accepted accounting principles. There have been no changes in Norbord's internal controls over financial reporting during the year ended December 31,2005, that have materially affected, or are reasonably likely to materially affect its internal control over financial reporting.

For the year ending December 31, 2006, Norbord expects to comply with Section 404 of the Sarbanes Oxley Act, which requires that a report on management's assessment of the effectiveness of internal controls over financial reporting be issued and that management's assessment be independently audited by the shareholders' auditors.

OUTLOOK FOR 2006

US housing starts are expected to remain above the five-year average of 1.9 million starts. The US economy is expected to remain supportive of interest rates that favour new home construction and continued strong sales of existing housing stock. The single-family segment, the largest end-use for OSB, is forecast to account for more than 80% of all new homes in 2006.

Structural panel consumption in North America is expected to remain strong in 2006 at about 45 billion square feet - comparable to 2005. OSB constitutes approximately 60% of all structural panel usage. Additional OSB capacity is expected to begin shipping in 2006 following the ramp up of a number of new mills. Industry announcements indicate that several new mills, including Norbord's Cordele expansion, will start up in 2006. Due to the complexities involved in ramping up a new mill, only limited production from these new mills is expected to be available for shipment in 2006. Any increase in production to come on stream in 2006 is expected to be largely offset by continued plywood substitution and lower imports arriving in North America.

Norbord's OSB production is expected to increase approximately 5% in 2006, largely as a result of capital improvement projects at its two mills in Texas and the Belgium mill. The expansion of the Cordele OSB mill, expected to start up in the fourth quarter, will also increase Norbord's 2006 production. All other Norbord OSB mills are expected to operate at the same or greater production levels as 2005. Value-added products are expected to account for approximately 25% of Norbord's OSB output.

European demand for OSB is expected to continue to grow in 2006. Increased construction activity in Eastern Europe will absorb capacity from producers in the East and offset some of the pressure on Western European producers. Norbord's share of European OSB production capacity is now approximately 17% - the second largest in Europe.

MDF markets in Europe will remain competitive in 2006 largely as a result of weak retail spending. Cost containment and new business development will be critical to Norbord's success in MDF.

Summary
Average OSB prices for the year are forecast to be below 2005 levels, but still remain above trend levels.

The company expects to be minimally impacted by a stronger Canadian dollar. Margin improvements in 2006, planned at $35 million at constant prices and exchange rates compared with 2005, are expected to largely offset the impact of increased manufacturing costs on earnings.

Cash flow from operations in 2006 and cash on hand are expected to be sufficient to substantially fund capital investments as well as interest and dividend requirements. Short-term liquidity requirements are supported by undrawn committed term bank lines of $194 million and cash balances of $155 million at December 31, 2005. Public and private debt markets remain open to the Company as it continues to retain investment grade credit ratings.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the caution contained in the "Forward-Looking Statements" section.

NORBORD ANNUAL REPORT 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS
31

Norbord's growth strategy will target initiatives that lower the cash cost of production and add long-term shareholder value.

The Company's overall objective is to continue building shareholder value through operational efficiency, strategic expansion of existing assets, and high-return capital initiatives.

DEFINITIONS

The following non-GAAP measures have been used in this MD&A. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. Each non-GAAP measure is defined below. Where appropriate, a quantitative reconciliation of the non-GAAP measure to the nearest comparable GAAP measure is provided.

EBITDA is earnings from continuing operations before interest, income taxes, premium on early extinguishment of debt, depreciation and amortization. EBITDA is presented as a useful indicator of a company's ability to incur and service debt and meet capital expenditure requirements. Norbord interprets EBITDA trends as an indicator of relative operating performance. The following table reconciles EBITDA to the nearest comparable GAAP measure:

(US $ millions)	2005	2004	2003	2002	2001
Earnings	$248	$326	$126	$13	$12
Less: Earnings from discontinued operations	-	6	40	(6)	(10)
Add: Premium on early extinguishment of debt, net	-	9	-	-	-
Add: Interest expense	30	31	37	37	33
Less: Interest and other income	(5)	(6)	(5)	(6)	(6)
Add: Income tax	133	183	91	(20)	(22)
Add: Depreciation	89	82	76	71	43
EBITDA	$495	$631	$365	$89	$50

EBITDA margin (%) is EBITDA as a percentage of net sales.

Operating working capital is accounts receivable plus inventory less accounts payable.

Total working capital is operating working capital plus cash and cash equivalents.

Capital employed is the sum of property, plant and equipment, operating working capital and other assets less any unrealized balance sheet losses included in other liabilities. The following table reconciles capital employed to the nearest comparable GAAP measure:

(US $ millions)	2005	2004	2003	2002	2001
Property, plant and equipment	$921	$927	$833	$857	$657
Accounts receivable	145	150	115	84	63
Inventory	99	90	66	61	62
Accounts payable and accrued liabilities	(225)	(238)	(187)	(145)	(118)
Other assets	4	5	6	66	31
Unrealized balance sheet hedge losses(1)	(16)	(16)	(1)	-
Capital employed	$944	$918	$817	$922	$695

(1) Included in other liabilities.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the caution contained in the "Forward-Looking Statements" section.

NORBORD ANNUAL REPORT 2005
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
32

ROCE (return on capital employed) is EBITDA divided by capital employed. ROCE is a key measurement of financial performance, focusing on cash generation and the efficient use of capital.

ROE (return on common equity) is earnings available to common shareholders (earnings less preferred share dividends) divided by common shareholders' equity. ROE is a measure for common shareholders to determine how effectively their money is being employed.

Total shareholder return assumes the reinvestment of all dividends in shares of Norbord. The 2005 return assumes the shares of Fraser Papers received in the distribution were disposed on the first day of trading with the reinvestment of the proceeds in Norbord shares.

Net debt is long-term debt including the current portion and bank advances less cash and cash equivalents. Net debt is a useful indicator of a company's debt position. The following table reconciles net debt to the nearest comparable GAAP measure:

(US $ millions)	2005	2004	2003	2002	2001
Long-term debt	$440	$450	$657	$658	$686
Current portion of long-term debt	-	1	2	153	3
Bank advances	-	-	-	1	-
Cash and cash equivalents	(155)	(215)	(177)	(67)	(116)
Net dept	$285	$236	$482	$745	$573

Net debt to capitalization, book basis is net debt divided by the sum of net debt and shareholders' equity. Net debt to capitalization, book basis is a measure of a company's relative debt position. Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet.

Net debt to capitalization, market basis is net debt divided by the sum of net debt and market capitalization. Market capitalization is the number of common shares outstanding at period end multiplied by the trailing twelve-month average per share market price. Market basis capitalization is intended to correct for the low historical book value of Norbord's asset base relative to its fair value. Net debt to capitalization, market basis is a key measure of a company's relative debt position and Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. While the Company considers both book and market basis metrics, the Company believes the market basis to be superior to the book basis in measuring the true strength and flexibility of its balance sheet.

Book value per share is common shareholders' equity divided by common shares outstanding.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the caution contained in the "Forward-Looking Statements" section.

NORBORD ANNUAL REPORT 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS
33

FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements, as defined in applicable legislation. Often, but not always, forward-looking statements can be identified by the use of words such as "outlook", "plans", "expects", "does not expect", "is expected", "scheduled", "estimates", "forecasts", "intends", "anticipates", "does not anticipate" or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Examples of such statements include, but are not limited to, comments with respect to: (1) outlook for the markets for products; (2) expectations regarding future product pricing; (3) the outlook for operations; (4) expectations regarding mill capacity and production volumes; (5) objectives; (6) strategies to achieve those objectives; (7) expected financial results; (8) sensitivity to changes in product prices, such as the price of OSB; (9) sensitivity to key input prices, such as the price of natural gas; (10) sensitivity to changes in foreign exchange rates; (11) margin improvement program targets; (12) expectations regarding income tax rates; (13) expectations regarding compliance with environmental regulations; (14) expectations regarding contingent liabilities and guarantees; and (15) expectations regarding the amount, timing and benefits of capital investments.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1) assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; (2) risks inherent with product concentration; (3) effects of competition and product pricing pressures; (4) risks inherent with customer dependence; (5) effects of variations in the price and availability of manufacturing inputs including continued access to fibre resources at competitive prices; (6) various events which could disrupt operations, including natural events and ongoing relations with employees; (7) impact of changes to or non-compliance with environmental regulations; (8) impact of any product liability claims in excess of insurance coverage; (9) risks inherent with a capital intensive industry; (10) impact of future outcome of certain tax exposures; and (11) effects of currency exposures and exchange rate fluctuations.

The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere and reference should be made to the other risks discussed in filings with Canadian securities regulatory authorities and the US Securities and Exchange Commission. Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the caution contained in the "Forward-Looking Statements" section.

ANNUAL INFORMATION FORM

NORBORD INC.

March 1, 2006

Unless otherwise noted, all information contained in this Annual Information Form is as at December 31, 2005.

All dollar amounts in this Annual Information Form are US dollars unless otherwise specified.

Parts of the 2005 annual report of Norbord Inc. for the year ended December 31, 2005 ("annual report") are incorporated by reference in this Annual Information Form.

Caution Regarding Forward-Looking Information

This document includes forward-looking statements, as defined in applicable legislation. Often, but not always, forward looking statements can be identified by the use of words such as "outlook", "plans", "expects", or "does not expect", "is expected", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Examples of such statements include, but are not limited to, comments with respect to: (1) outlook for the markets for products; (2) expectations regarding future product pricing; (3) the outlook for operations; (4) expectations regarding mill capacity and production volumes; (5) objectives; (6) strategies to achieve those objectives; (7) expected financial results; (8) sensitivity to changes in product prices, such as the price of OSB; (9) sensitivity to key input prices, such as the price of natural gas; (10) sensitivity to changes in foreign exchange rates; (11) Margin Improvement Program targets; (12) expectations regarding income tax rates; (13) expectations regarding compliance with environmental regulations; (14) expectations regarding contingent liabilities and guarantees; and (15) expectations regarding the amount, timing and benefits of capital investments.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1) assumptions in connection with the economic and financial conditions in the United States, Europe, Canada and globally; (2) risks inherent with product concentration; (3) effects of competition and product pricing pressures; (4) risks inherent with customer dependence; (5) effects of variations in the price and availability of manufacturing inputs including continued access to fibre resources at competitive prices; (6) various events which could disrupt operations, including natural events and ongoing relations with employees; (7) impact of changes to or non-compliance with environmental regulations; (8) impact of any product liability claims in excess of insurance coverage; (9) risks inherent with a capital intensive industry; (10) impact of future outcome of certain tax exposures; and (11) effects of currency exposures and exchange rate fluctuations.

The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere and reference should be made to the other risks discussed in filings with Canadian securities regulatory authorities and the US Securities and Exchange Commission. Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information.

CORPORATE STRUCTURE

Norbord Inc. is a corporation existing under the laws of Canada. Norbord Inc. was continued by Articles of Amalgamation issued under the Canada Business Corporations Act on December 31, 1998. Norbord Inc. filed Articles of Arrangement and Restated Articles of Incorporation on June 30, 2004, to facilitate the transfer of its paper and timber business to a new public company, Fraser Papers Inc. ("Fraser Papers") and the change of its name from Nexfor Inc. to Norbord Inc.

The registered and principal office of Norbord Inc. is Suite 600, 1 Toronto Street, Toronto, Ontario, M5C 2W4.

In this form, "Norbord" means Norbord Inc. and its consolidated subsidiaries and affiliates, and "Company" or "Corporation" means Norbord Inc. as a separate corporation, unless the context implies otherwise.

Norbord is an international producer of wood-based panels with approximately 2,700 employees and 16 plant locations in the United States, Europe and Canada. Norbord has assets and sales in excess of $1 billion, and is one of the world's largest producers of oriented strand board ("OSB").

At March 1, 2006 Brookfield Asset Management Inc., a specialty asset management company, owned approximately 37% of the outstanding Common Shares of the Company. The Corporation's Common Shares are traded on the Toronto Stock Exchange (the "TSX") under the symbol: NBD.

The principal operating subsidiaries of the Company are:

		Percentage of
	Jurisdiction of	Voting	Date
	Incorporation or	Securities	of
Name	Organization	Owned	Incorporation
Norbord Alabama Inc	Alabama	100%	10/12/1999
Norbord Georgia Inc	Georgia	100%	03/22/2002
Norbord Industries Inc	Ontario	100%	08/24/1988
Norbord Industries, Inc	New York	100%	04/06/1987
Norbord Limited	United Kingdom	100%	03/22/1995
Norbord Minnesota	Minnesota	100%	06/15/1979
Norbord Mississippi, Inc	Mississippi	100%	02/02/1993
Norbord NV	Belgium	100%	05/28/2004
Norbord South Carolina Inc	South Carolina	100%	05/22/1998
Norbord Texas LP	Delaware	100%	04/01/2002

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

Changes in the Business 2003-2005

On May 20, 2005, the Company paid $118 million to shareholders in a special CAD$1.00 per common share dividend. The dividend reflected Norbord's strong cash flow and earnings, and expectations of continuing favorable business conditions.

Also on May 20, 2005, the Company redeemed CAD$60 million of Class A Preferred Shares Series 1at par ($25.00), plus accrued and unpaid dividends.

In April 2005, the Company announced that it was expanding the Cordele, Georgia mill. The mill's capacity will be more than doubled to approximately one billion square feet (3/8-inch basis) of OSB annually. The project is expected to cost approximately $135 million and will increase Norbord's North American OSB capacity by 15%. Construction began in June 2005 and the project is scheduled to start-up in the fourth quarter of 2006.

In September 2004, Norbord acquired an oriented strand board and particleboard facility in Genk, Belgium for $64 million. The acquisition positioned Norbord as one of the largest producers of OSB in Europe with an approximate 20% market share.

On September 30, 2004, the Corporation paid a special dividend of CAD$1.00 per common share to common shareholders.

In July 2004, Norbord redeemed its $200 million 6 % debentures due in 2005 and recorded a pre-tax charge of $9 million for call premiums net of associated interest rate swap gains.

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

In April 2003, Norbord reorganized its largest paper facility in Edmundston, New Brunswick and Madawaska, Maine. The reorganization involved extensive retraining and a work force reduction of approximately 20%. The reorganization resulted in a one-time pre-tax charge of $26 million in 2003. This facility is now owned by Fraser Papers.

Outlook

For information regarding Norbord's outlook, see Norbord's Management's Discussion and Analysis in the Company's 2005 annual report.

RISKS OF THE BUSINESS

Information on Norbord's business risks is included in the Management's Discussion and Analysis in the Company's 2005 annual report.

The principal risks to Norbord's businesses include those that would be generally expected of an international, capital-intensive manufacturing business. They include:

Product Concentration

OSB accounts for almost three-quarters of Norbord's panel production capacity. The price of OSB is one of the most volatile in the wood-based panels industry. Concentration in OSB increases Norbord's sensitivity to product pricing and will result in a high degree of sales and earnings volatility.

Product Prices

Norbord's financial performance is principally dependent on the selling price of its products. The markets for most of Norbord's products are highly cyclical and are characterized by periods of supply and demand imbalance during which its product prices have tended to fluctuate significantly. In addition, since many of Norbord's products are used for construction, seasonal and annual weather changes can affect demand and sales volumes. These imbalances, which may affect different areas of Norbord's business at different times, are influenced by numerous factors that are beyond Norbord's control and include: changes in global and regional production capacity for a particular product or group of products; changes in the end-use of those products or the increased use of substitute products; and the overall level of economic activity in the regions in which Norbord conducts business. Norbord and its competitors have been negatively affected in the past by declines in product pricing and have periodically taken market-related production downtime.

Competition

The wood-based panels industry is a highly competitive business environment in which companies compete, to a large degree, on the basis of price. Norbord's principal market is the US where it competes with North American and, in some instances, foreign producers. The European operations compete primarily with other European producers. Certain competitors may have lower-cost facilities than Norbord. Norbord's ability to compete in these and other markets is dependent on a variety of factors such as manufacturing costs, free access to markets, customer service, product quality, financial resources, and currency exchange rates.

In addition, competitors could develop new cost-effective substitutes for Norbord's wood-based panels, or building codes could be changed to make the use of Norbord's products less attractive for certain applications.

Customer Dependence

Norbord sells its products primarily to major retail chains, contractor supply yards, and wholesale distributors and faces strong competition for the business of significant customers. Although no single customer accounts for more than 10% of Norbord's sales, Norbord generally does not have contractual assurances as to future sales. As a result, any significant customer order cancellations could negatively affect Norbord's sales and earnings. Continued consolidation in the retail industry could expose Norbord to increased concentration of customer dependence and increase customers' ability to exert pricing pressure on Norbord.

Manufacturing Inputs

Norbord is exposed to commodity price risk on most of its manufacturing inputs, principally wood fibre, resin and energy. These manufacturing inputs are purchased primarily on the open market in competition with other users of such resources and prices are influenced by factors beyond Norbord's control. Norbord may not be able to pass increased costs through to its customers.

Fibre Resource

The market for wood fibre is highly competitive. A significant portion of Norbord's wood fibre requirements in Canada are met through timber supply and forest management agreements and sustainable forest licenses (''Crown Arrangements'') with Canadian provincial governmental authorities (''Governmental Authorities''). These Crown Arrangements, among other things, require the payment of stumpage fees for timber harvested and compliance with specified rehabilitation and silviculture management practices, cover periods ranging from 20 to 25 years and may be renewed or extended for additional five-year periods. These Crown Arrangements could be revoked or cancelled for non-performance. The Crown Arrangements also contain terms and conditions which could, under limited circumstances, result in a reduction of annual allowable timber that may be harvested by Norbord without any compensation. Restrictions on harvesting have increased over the past several years. Canadian aboriginal groups have made claims in respect of land governed by Governmental Authorities, which could affect a portion of these Crown Arrangements. Settlements in respect of these claims could increase the cost to harvest timber on such land and could lower the volume of timber available to Norbord.

In the United States, Europe and Canada, Norbord purchases timber, wood chips and other wood residues as well as recycled materials on the open market in competition with other users of such wood fibre resources and prices are influenced by factors beyond Norbord's control.

Labour Relations

Norbord's US operations are non-unionized and the majority of its Canadian and European operations are unionized. Approximately 48% of Norbord's employees are unionized, typically under 3 to 5 year contracts. Norbord believes it will be able to negotiate acceptable contracts upon expiry, but strikes or work stoppages could result if Norbord is unable to do so.

Environmental Matters

Norbord's operations are subject to a range of general and industry-specific environmental laws and regulations, particularly with respect to air emissions, wastewater discharges, solid and hazardous waste management, plant and wildlife protection and site remediation. Norbord is not currently subject to material environmental investigations by any regulatory bodies. Failure to comply with applicable environmental laws and regulations could result in fines, penalties or other enforcement actions that could impact Norbord's production capacity or increase Norbord's production costs.

In January 2005 the International Agency for Research on Cancer (IARC) reclassified formaldehyde as a known human carcinogen. Norbord's products are tested to ensure that they comply with agreed standards for formaldehyde content and emissions from the product. The emission of formaldehyde from OSB panels is similar to the emissions of natural wood. Standards for its other products are well below the levels associated with any observed health effects and Norbord believes there is no material risk associated with the use of formaldehyde in its manufacturing process.

Product Liability

Norbord produces a variety of wood-based panels. Norbord is not currently subject to any material claims with respect to the fitness for use of its products or related to product quality or performance issues. Norbord retains commercially reasonable insurance coverage for such claims, but could face increased costs if any future claims exceed purchased insurance coverage.

Natural Events

Norbord's business is exposed to numerous natural events such as forest fires, adverse weather conditions, insect infestation, disease, prolonged drought, and other natural disasters, which are not insurable events. If such an event occurs, Norbord may need to curtail production or incur increased fibre costs.

Capital Intensity

The production of wood-based panels is capital intensive. Although Norbord maintains its production equipment with regular periodic and scheduled maintenance, there can be no assurance that key pieces of equipment will not need to be repaired or replaced. In certain circumstances, the costs of repairing or replacing that equipment and the associated downtime of the affected production line may not be an insurable event.

Tax Exposures

Norbord maintains reserves for known estimated tax exposures in all jurisdictions. These exposures are settled primarily through the closure of audits with the jurisdictional taxing authorities. Norbord believes its reserves are adequate to cover such exposures, but future settlements could differ materially from such reserves.

Currency Exposures

Norbord reports its financial results in US dollars. A portion of Norbord's product prices and costs are influenced by relative currency values (particularly the Canadian dollar, Pound Sterling and Euro). Significant fluctuations in relative currency values could negatively affect the cost competitiveness of Norbord's facilities, the value of its foreign investments, the results of its operations and its financial position. Norbord's policy is to hedge all significant balance sheet exposures. In addition, the Company may hedge a portion of its foreign currency-denominated cash flow exposures.

LEGAL PROCEEDINGS

Between February 24, 2006 and March 1, 2006, Norbord and seven other North American OSB producers were named as defendants in five lawsuits filed in the United States District Court for the Eastern District of Pennsylvania. Each of the lawsuits alleges that the eight North American OSB producers violated United States antitrust laws by allegedly agreeing to fix prices and reduce the supply of OSB from June 1, 2002 through the present.

Sawbell Lumber Co., Norwood Sash & Door Manufacturing Co., Columbare Inc., West Lumber Co., and Frontier Lumber Co. Inc. are the named plaintiffs in the five lawsuits. Each named plaintiff seeks to have the case certified as a class action, with the named plaintiff serving as the representative of a class of persons and entities that purchased OSB in the United States directly from any of the named North American OSB producers between June 1, 2002 and the present. The lawsuits claim an unspecified amount of damages. Norbord believes that the lawsuits are entirely without merit and intends to defend them vigorously. Norbord will respond to each complaint in accordance with the Court's rules and procedures.

DESCRIPTION OF THE BUSINESS

Principal Products

Norbord's business comprises the manufacturing, sales, marketing and distribution of panelboards and related products used primarily in the construction of new homes or the renovation and repair of existing structures. Products are generally sold to major retail chains, contractor supply yards and wholesale distributors. Some mill products move directly to industrial customers for further processing or as components for other products.

In 2005 and 2004, Norbord sales originated as follows:

	2005	2004
United States	56%	57%
Europe	26%	24%
Canada	18%	19%

Norbord's production includes OSB, MDF, particleboard, hardwood plywood, I-joists and related specialty products. OSB is used principally for roofing, flooring and wall sheathing in home construction. OSB has displaced softwood plywood in many structural end-uses. OSB production for 2005 represents approximately 60% of the total North American structural panel production. In Europe, OSB's share of the structural panel market is lower than in North America due mainly to different housing construction methods. However, OSB use is growing rapidly in Europe. In North America, OSB is a low-cost substitute for plywood. In Europe, OSB is often a high performance substitute for particleboard.

Norbord's particleboard is used primarily in flooring and other construction applications. MDF applications include cabinets, moldings, interior wall paneling and furniture. Norbord's hardwood plywood is overlaid with veneers and has similar end-uses to MDF.

Principal Plants

The locations of Norbord's mills, their annual capacity at December 31, 2005, together with their annual production in each of the last two years, are as follows:

	Annual Capacity
	at Year-End		Production
	2005	2005	2004

OSB (MMsf-3/8")
Bemidji, Minnesota (1)	440	437	384
Cordele, Georgia	440	441	399
Genk, Belgium(2)	260	220	43
Guntown, Mississippi	430	412	371
Huguley, Alabama	500	471	474
Inverness, Scotland	350	319	337
Jefferson, Texas	400	374	390
Joanna, South Carolina	500	460	441
La Sarre, Quebec	350	356	336
Nacogdoches, Texas	380	345	324
Val-d'Or, Quebec	340	337	322
	4,390	4,172	3,821

Particleboard (MMsf-3/8")
Cowie, Scotland	350	337	328
Genk, Belgium (2)	170	193	51
South Molton, England	300	247	237

8

	820	777	616

MDF (MMsf-3/8")
Cowie, Scotland	410	407	438
Deposit, New York	160	148	160
	570	555	598

Plywood (MMsf-3/8")
Cochrane, Ontario	80	78	79

I-joist (MM lineal feet)
Juniper, New Brunswick	60	49	56

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

Norbord also employs multi-opening press technology at its two Quebec OSB mills in Canada. A significant portion of the production of these mills is concentrated on specialty panels including I-joist web stock, thin panels and flooring. The wood fibre requirements for these mills are primarily obtained under 25–year forest agreements with the Quebec Government. The mills are unionized.

Norbord employs continuous press technology at its Joanna, South Carolina and Huguley, Alabama mills in the US. Continuous press technology allows for improved operational efficiency and the production of OSB in non-standard sizes and with specialized performance characteristics. These mills purchase their wood fibre requirements from outside sources with prices based on regional market dynamics. These mills are not unionized and employees participate in profit sharing programs whereby a percentage of each mill's operating income is shared equally with the employee group.

Norbord's mill in Cowie, Scotland is a large, integrated operation with two MDF production lines, one particleboard line, and value-added laminating facilities for MDF. The South Molton, England particleboard mill is integrated with laminating operations and a flat-pack furniture manufacturing facility. The OSB mill in Inverness, Scotland employs two multi-opening press lines. All of Norbord's mills in the UK purchase their wood fibre requirements from outside sources with prices based on regional market dynamics.

The Genk, Belgium facility, acquired in September 2004, has two independent production lines which manufacture OSB and particleboard. The OSB line started up in 2001 with continuous press technology. The particleboard line started up in 1991 and employs traditional multi-opening press technology.

The Deposit, New York mill produces MDF from hardwood fibre and is the only facility of its kind in the northeastern US. The Cochrane, Ontario plywood mill produces hardwood overlay plywood. The I-joist facility in Juniper, New Brunswick produces I-joists for use in the homebuilding industry. The mill's raw material includes OSB web stock supplied mainly from Norbord's La Sarre, Quebec OSB mill and lumber purchased from a number of external sources.

Fibre Resource

For the most part, Norbord's operations purchase wood fibre in the form of logs, wood chips and wood residues from outside sources.

In addition to sourcing their wood fibre from third parties, Norbord's Canadian operations hold forestry licenses to source 842,800 cubic metres of poplar and birch under Crown Arrangements in Ontario and Quebec. These provincial licenses generally include provisions for ground rents, stumpage charges and reforestation and are granted for terms of 20 to 25 years with renewal provisions. Restrictions on harvesting have increased over the past several years. Stumpage charges have also risen sharply over the past five years in Quebec.

Norbord participates in the American Forest and Paper Association's Sustainable Forestry Initiative® (SFI) program. To obtain certification, mills must demonstrate a commitment to forest conservation including sound management planning and the protection of wildlife habitats and water quality. Nine of Norbord's North American operations have received SFI forest certification.

In Europe, all sites hold Forest Stewardship Council (FSC) chain of custody certification, which assures that raw materials from sustainably managed resources are tracked through to the final product. Accordingly, a portion of the European mills' production is labeled with the FSC stamp.

The wood fibre for the Genk operation is a combination of roundwood for OSB and recycled wood (pre and post-consumer), mixed roundwood and flax fibre for the particleboard line. Wood fibre purchases are made on the open market from a combination of public and private enterprises in the region.

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

Norbord measures its performance against environment, health and safety targets in four areas: 1) injury frequency and severity; 2) environmental compliance; 3) impact minimization; and 4) environment, health and safety management systems. Norbord continues its program of auditing its operations on a regular schedule to ensure continuing high standards of performance.

Maximum Achievable Control Technology (MACT) regulations, designed to reduce hazardous air emissions, were introduced in the US in 2004. The new standards apply to more than 200 mills manufacturing plywood, OSB, MDF, particleboard and other wood composite panels. Norbord expects its eight US operations to be fully compliant with the MACT requirement in advance of the compliance deadline which has been extended to October 1, 2008.

Over the past two years, $29 million in emission control equipment has been installed at the, Nacogdoches, Texas; Bemidji, Minnesota and Deposit, New York mills to meet state requirements and increase production. With these investments the company believes the Texas, Minnesota and New York mills are substantially in compliance with MACT requirements. The Company believes operations at Huguley; Joanna; Guntown; and Jefferson are in compliance with MACT standards. A capital investment of $14 million may be required to bring the Cordele, and Bemidji mills in compliance. A separate MACT regulation has been approved to control the emissions of hazardous air pollutants from industrial boilers. Six Norbord operations are affected by these regulations. However, capital requirements for compliance are not expected to be material.

In Europe, approximately $6 million was spent to complete pollution control upgrades on the OSB line that were identified prior to the acquisition of the facility at Genk. Additional upgrades may be necessary in 2006; however, total investment is not anticipated to exceed the capital identified in the due diligence.

The Kyoto Accord has been ratified in Canada and Europe. The US government chose not to ratify the Accord, but rather to determine its own greenhouse gas reduction targets. As relatively small consumers of fossil fuels, Norbord's Canadian operations will not be affected by regulations brought in to meet Canada's climate change goals. All of Norbord's operations in the UK entered into Kyoto climate change energy efficiency agreements in 2002, which resulted in savings of over £8 million through tax avoidance and energy efficiency cost savings. A "cap and trade" carbon trading scheme was rolled out across Europe in 2005 which has established energy efficiency targets for Norbord's Belgium mill. Opportunities for improved energy efficiency and the potential for increased use of biomass at the Genk mill will benefit the mill's ability to comply with energy efficiency targets and avoid the need to acquire carbon credits.

Human Resources

Norbord employs approximately 2,700 people at its operations in the US, Europe and Canada. Its head office is in Toronto, Canada. Approximately 48% of these employees are represented by labour unions.

The Company negotiated a three-year collective agreement with the Teamsters Union effective January 1, 2005 at its Val-d'Or, Quebec OSB mill.

Members of the Canadian Communications, Energy and Paperworkers Union of Canada ("CEP") at the La Sarre OSB mill approved a five-year agreement in June 2004.

The International Woodworkers' Association ("IWA") represents employees at the Cochrane plywood mill. A five-year agreement was settled in November 2002.

Substantially all of the hourly employees at the Corporation's European operations are represented by various trade organizations. The agreements covering employees in the UK have no expiry date. The agreements covering hourly and staff employees in Genk expire in 2008.

DESCRIPTION OF CAPITAL STRUCTURE

Capital Resources

Norbord manages its capital resources in an effort to ensure financial flexibility while seeking to maintain investment grade credit ratings. The components of Norbord's capital structure for each of the last three years are as follows:

($ millions)	2005	2004	2003

Long-term debt	440	450	657
Current portion of long-term debt	-	1	2
Less: Cash and cash equivalents	(155)	(215)	(177)
Net debt	285	236	482

Shareholders' equity	522	548	893
Total capital	807	784	1,375

In October 2005, Norbord announced a Normal Course Issuer Bid to buy back up to 9.0 million common shares representing 10% of the public float of common shares of Norbord. The bid expires on November 1, 2006. As of March 1, 2006, the Company had purchased 105,700 shares under the bid.

In 2005, the Company completed the purchase and cancellation of 7.5 million common shares under a Normal Course Issuer Bid that commenced on November 2, 2004.

During 2005, Norbord repurchased and cancelled $10 million of its 7¼% debentures due in 2012. The premium paid on repurchase was offset by the recognition of gains on the associated interest rate swaps.

Norbord has committed unsecured revolving bank lines of $200 million which mature in 2009. As of March 1, 2006, $3 million of these lines were utilized for letters of credit, with the balance available to support short-term liquidity requirements.

On May 20, 2005 the Corporation redeemed all of its Class A Preferred Shares Series 1 at par ($25.00), plus accrued and unpaid dividends.

Description of Share Capital

The authorized share capital of Norbord consists of an unlimited number of Class A Preferred Shares, an unlimited number of Class B Preferred Shares, an unlimited number of NonVoting Participating Shares and an unlimited number of Common Shares. As of March 1, 2006 there were 144,937,377 outstanding Common Shares.

The following is a summary of the principal attributes of the Common Shares, the Class A Preferred Shares, the Class B Preferred Shares and the Non-Voting Participating Shares of Norbord.

Common Shares

The holders of Common Shares are entitled to one vote per share at all meetings of shareholders. They are entitled to receive dividends if, as and when declared by the Directors ratably with any holders of the Non-Voting Participating Shares, subject to the attributes of each series of Non-Voting Participating Shares. In the event of any liquidation, dissolution or winding up, subject to the rights of holders of Class A Preferred Shares and any Class B Preferred Shares, the holders of Common Shares are entitled to participate ratably with any holders of NonVoting Participating Shares in any distribution of the assets of Norbord, subject to the attributes of each series of Non-Voting Participating Shares.

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

Non-Voting Participating Shares

The Non-Voting Participating Shares are issuable in series. The Directors of Norbord are empowered to fix the number of shares in and the designation and attributes of each series, which may include a preferential dividend or a priority in any distribution of assets of Norbord. Subject thereto, the holders of Non-Voting Participating Shares are entitled to receive dividends if, as and when declared by the Directors ratably with the holders of Common Shares and, in the event of any liquidation, dissolution or winding up, subject to the rights of the holders of Class A Preferred Shares and any Class B Preferred Shares, to participate ratably with the holders of Common Shares in any distribution of the assets of Norbord.

Description of Debentures

Norbord has issued and outstanding senior unsecured public debentures as follows: $200 million of 81/8% debentures due March 20, 2008. $240 million of 7¼% debentures due July 1, 2012.

Interest is payable semi-annually and the debentures may be redeemed at Norbord's option at any time at specified redemption prices. Further information about these debentures can be found in the Prospectus Supplements issued in connection with the offering of such debentures.

Credit Ratings

The following table summarizes the credit ratings accorded to the Company's senior unsecured debentures by the following rating agencies:

Rating Agency	Rating	Outlook
Standard & Poor's Ratings Services (''S&P'')	BBB	Negative
Moody's Investors Service (''Moody's'')	Baa3	Stable
Dominion Bond Rating Service (''DBRS'')	BBB	Stable

Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities. The credit ratings accorded to debt securities by the rating agencies are not recommendations to purchase, hold or sell the debt securities as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgement, circumstances so warrant.

S&P credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to S&P, the BBB rating is the fourth highest of ten major categories, and debt securities rated BBB exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments on the securities. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to Moody's, a rating of Baa is the fourth highest of nine major categories, and debt securities rated Baa are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics. Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates that the security ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking in the lower end of that generic rating category.

DBRS credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to DBRS, a rating of BBB is the fourth highest of ten major categories, and debt securities rated BBB are of adequate credit quality. Protection of interest and principal is considered acceptable, but the entity is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities. Each rating category is denoted by the subcategories "high'' and ''low''. The absence of either a "high" or "low" designation indicates the rating is in the "middle" of the category. The AAA and D categories do not utilize ''high'', "middle", and ''low'' as differential grades.

DIVIDENDS

The Company has paid quarterly cash dividends of CAD$0.10 per Common Share since the fourth quarter of 1990. In addition, the Company paid two special dividends of CAD$1.00 on September 30, 2004 to shareholders of record on September 20, 2004 and on May 20, 2005 to shareholders of record on May 2, 2005. The Company has a dividend reinvestment plan whereby shareholders resident in Canada can elect to receive their Common Share dividend in Common Shares.

As a result of the Articles of Arrangement filed on June 30, 2004 by Norbord, Common Shares of Fraser Papers were distributed to Norbord shareholders of record as of July 2, 2004. Norbord Common Shareholders received one Common Share of Fraser Papers for every five Common Shares held of Norbord.

While dividends on Common Shares are declared at the discretion of the Board of Directors, it is management's objective to operate the business in a manner that would allow the Board to declare a steady dividend over the business cycle.

The table below summarizes the total dividends on Common Shares declared by the Board of Directors, the amounts paid out in cash and the amounts distributed as shares under the dividend reinvestment plan.

($ millions)	2005	2004	2003

Cash distribution	$160	$166	$29
Share distribution	6	-	14

Total dividends on Common Shares	$166	$166	$43

Prior to redemption of the Class A Preferred Shares Series 1 on May 20, 2005, the total cash dividends declared and paid on same were $1 million in 2005, $2 million in 2004 and $2 million in 2003.

MARKET FOR SECURITIES

The Company's Common Shares are listed for trading on the Toronto Stock Exchange under the symbol NBD. On May 20, 2005, all of the Company's outstanding Class A Preferred Shares Series 1 were redeemed at par.

In 2005, the Company's Common Shares traded in a range between CAD$9.82 and CAD$13.90 per share, ending the year at CAD$12.25. Average daily volume traded during the year was 423,000 shares.

In 2005, the Company's Class A Preferred Shares Series 1 traded in a range between CAD$24.90 and CAD$25.10 per share, before their redemption on May 20, 2005. Average daily volume traded during the period the Preferred Shares were outstanding was 37 shares.

	Common Shares			Class A Preferred Shares Series 1 (1)
	High	Low	Volume	High	Low	Volume
Month	(CAD$/Share)	(CAD$/Share)	(Shares)	(CAD$/Share)	(CAD$/Share)	(Shares)
January	12.35	11.39	7,176,660	n/a	n/a	-
February	13.34	11.76	14,651,087	25.10	24.99	900
March	13.90	11.81	10,209,737	25.05	24.99	2,200
April	12.65	10.86	12,078,658	24.99	24.90	490
May	11.50	10.71	6,049,941	24.98	24.98	200
June	11.50	10.46	7,215,310	n/a	n/a	-
July	10.78	9.82	5,546,206	n/a	n/a	-
August	10.79	9.82	6,705,962	n/a	n/a	-
September	12.50	10.80	11,060,771	n/a	n/a	-
October	12.31	10.78	7,686,150	n/a	n/a	-
November	12.13	10.88	10,485,742	n/a	n/a	-
December	12.80	11.20	6,761,635	n/a	n/a	-

(1) On May 20, 2005 the Class A Preferred Shares Series 1 were redeemed at par.

The Company's senior unsecured public debentures trade in the over the counter market.

DIRECTORS AND OFFICERS

Directors

The Directors of the Company are set out below. They hold office until the next annual meeting of shareholders or until their successors are elected or approved. Norbord's Board does not have an executive committee. Members of the Board's committees are noted.

Name and		Director
Municipality of Residence	Principal occupation	since

JACK L. COCKWELL (3) (4)	Group Chair, Brookfield Asset Management Inc. (a specialty asset	1987
Toronto, Ontario	management company) since 2002; President and Chief Executive
	Officer of Brookfield prior thereto.

DIAN COHEN,C.M.(1) (2) (3) (4)	President of DC Productions Limited (economic communications and	1987
Toronto, Ontario	management consulting).

PIERRE DUPUIS(1) (3) (4)	Consultant for Dorel Industries Inc. since 2005; former Vice President	1995
Brossard, Quebec	and Chief Operating Officer, of Dorel Industries Inc. (a global consumer
	product company) from 1999 to 2005.

J. BRUCE FLATT (3) (4)	President and Chief Executive Officer of Brookfield Asset Management	2002
Toronto, Ontario	Inc. since 2002; President and Chief Executive Officer of Brookfield
	Properties Inc. prior thereto.

GORDON E. FORWARD (1) (3) (4)	Chair Emeritus, United States Business Council for Sustainable	1995
San Diego, California	Development since 2002; Vice-Chair, Texas Industries Inc. (building
	products) prior thereto.

DOMINIC GAMMIERO(3)	President and Chief Executive Officer of Fraser Papers Inc. (a specialty	1998
Mississauga, Ontario	paper company) since 2004; President and Chief Executive Officer of
	the Corporation 1999 - 2004.

ROBERT J. HARDING, FCA (2) (3) (4)	Chair of Brookfield Asset Management Inc.	1998
Toronto, Ontario

MARGOT NORTHEY (2) (3) (4)	Company Director since 2002; Dean, Queen's University School of	2000
North Saanich, B.C.	Business prior thereto.

J. BARRIE SHINETON (3)	President & Chief Executive Officer of the Corporation since 2004;	2004
Toronto, Ontario	Executive Vice President, Wood Products of the Corporation 2003 –
	2004; President, Norbord Industries Inc. and Managing Director, Nexfor
	Limited (UK), prior thereto.

DON S. WELLS (1) (2) (3) (4)	Company Director and Educator since 1998, Educator with McGill	2003
Beaconsfield, Quebec	University since 2000.

___________
(1) Member of Audit Committee
(2) Member of Corporate Governance and Nominating Committee
(3) Member of Environment, Health and Safety Committee
(4) Member of Human Resources Committee

The Corporate Governance and Nominating Committee has examined the size of the Board and has concluded a 10 member Board allows for an appropriate mix of experience and skill and ensures that the majority of Directors will be "independent" Directors within the meaning of Section 1.4 of Multi-Lateral Instrument 52-110

The Board reviewed the relationships between each of its Directors and the Corporation and has determined that the Directors fairly represent the share ownership interests in the Corporation and the requirements for Director independence of both Canadian and US securities regulators.

Messrs. Shineton and Gammiero are considered to be related Directors and the remaining Directors are independent Directors. Mr. Gammiero is considered related as the former CEO of the Corporation. Three of the remaining eight Directors, Messrs. Cockwell, Flatt and Harding (the "Brookfield Directors"), are officers of Brookfield Asset Management Inc. The Board considers that none of the Brookfield Directors have a relationship which could be reasonably expected to interfere with the exercise of the Brookfield Directors' independent judgement. The Board also considers that three Directors of 10 fairly reflect the relative investment of Brookfield and other shareholders in the Corporation.

Two other Directors, Ms. Cohen and Mr. Dupuis, are trustees of Great Lakes Hydro Income Fund, in which Brookfield owns approximately 50% indirect interest. The Board does not consider Ms. Cohen and Mr. Dupuis to have any relationship that could be reasonably expected to interfere with these Directors' exercise of independent judgement. The remaining Directors, Dr. Forward, Dr. Northey and Mr. Wells have, in the view of the Board, no material relationships or interests which could interfere with their independence as Directors.

Additional Disclosure for Directors and Officers

To the knowledge of the Corporation, no Director or Officer of the Corporation is or has been, in the last ten years, a Director or Officer of an issuer that, while the person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian legislation for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a Director or Officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation for a period of more than 30 consecutive days, or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets or (d) has, or within the 10 years before the date of this AIF become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

Officers

Name and
Municipality of Residence	Office with Company	Previous occupation

Michael Botha	Corporate Controller	Director, Financial Analysis of the Corporation until
Toronto, Ontario		2004, Manager, Corporate Accounting and Reporting of
the Corporation, prior thereto.
Robert J. Harding, FCA	Chair	Chair of Brookfield Asset Management Inc.
Toronto, Ontario
Robert Kinnear	Senior Vice President,	Vice President, Human Resources and Administration,
Toronto, Ontario	Corporate Services	Norbord Industries Inc. 2001-2003; Vice President,
Human Resources and Administration, PCI Chemicals
Canada Inc., prior thereto.
Robin Lampard	Vice President, Treasurer	Assistant Treasurer for the Corporation until 2002.
Toronto, Ontario
Karl Morris	Senior Vice President, European	Managing Director, Europe of the Corporation from
Cowie, Stirlingshire,	Operations	September 2003 to January 2005; Director of
Scotland		Corporation South Molton manufacturing facility, prior
thereto.
J. Barrie Shineton	President and Chief Executive Officer	Executive Vice President until 2004, President, Norbord
Toronto, Ontario		Industries Inc. until 2004, Managing Director of Norbord
Limited from 1999-2003; Senior Vice President, Wood
Products of International Forest Products Ltd. (lumber
and wood products) prior thereto.
Lynne C. Taylor	Assistant Corporate Secretary	Manager, Regulatory Affairs, for the Corporation 2004;
Brampton, Ontario		Manager, Legal Compliance, KBSH Capital
Management Inc. 2000 – 2004.
John Tremayne	Executive Vice President and Chief	Senior Vice President and Treasurer, Brookfield Asset
Toronto, Ontario	Financial Officer	Management Inc. until 2002.
Peter Wijnbergen	Senior Vice President, Marketing, Sales	Vice President, Sales, Marketing and Logistics of
Toronto, Ontario	and Logistics	Norbord Industries Inc. from September 2002; Vice
President Industrial Panel Products of Norbord
Industries Inc. from 2001; General Manager, Strategic
Planning or Norbord Industries Inc., prior thereto.

As at March 1, 2006, the Directors and senior Officers of the Company as a group directly own or exercise control or direction over 734,286 (representing approximately 0.51%) Common Shares of the Company and over none of the voting securities of any of the Company's subsidiaries.

INTEREST OF MANAGEMENT AND OTHERS IN TRANSACTION

Except as otherwise disclosed, no Director or Officer of Norbord, no person who beneficially owns, directly or indirectly, more than 10% of the Norbord Common Shares and no associate or affiliate of the foregoing persons has any material interest in any transaction within the past three years or any proposed transaction that has materially affected or will materially affect Norbord.

MATERIAL CONTRACTS

Norbord continues to guarantee certain obligations of Fraser Papers under operating lease commitments, purchase commitments, landfill closure commitments, and commodity hedging contracts. The maximum potential amount of future payments that Norbord could be required to make under these obligations is estimated to be $13 million. This estimate excludes the amount of potential future payments related to guarantees of derivative contracts that cannot be quantified due to their nature. No amounts have been recorded in the consolidated balance sheet with respect to these guarantees.

Norbord extended the requirement for Fraser Papers to cash collateralize the remaining guarantees for an additional year in exchange for a fee based on the total guarantees outstanding. Fraser Papers has committed to use its best efforts to remove Norbord from these guarantees and has agreed to provide letters of credit or other acceptable collateral to secure any guarantees that remain outstanding on December 27, 2006. As security for these ongoing financial commitments to Fraser Papers, Norbord has the right, at any time to require Fraser Papers to provide a fixed first charge security interest over Fraser Papers' manufacturing facilities. The Company's share of the estimated proceeds from liquidation of this security would be sufficient to cover the maximum potential amount of future payments under the guarantees. In addition, Fraser Papers has indemnified Norbord against any future obligations arising from released or previously unidentified guarantees.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9, Phone: 1-800-387-0825.

AUDIT COMMITTEE

The Audit Committee assists the Board of Directors in carrying out its responsibilities with respect to corporate accounting and reporting, reviewing risk management practices and overseeing internal controls. The full terms of reference of the Audit Committee are included in this Annual Information Form as Appendix C.

The Audit Committee includes the following Directors, each of whom has been determined by the Board of Directors to be "independent" and "financially literate", as such terms have been defined in Canadian and United States securities laws. The Board has selected each of the following individuals based upon their education and experience, as same is relevant to his or her responsibilities as a member of the audit committee:

Don S. Wells (Chair)	Pierre Dupuis
Dian Cohen	Gordon E. Forward

Mr. Wells is a Chartered Accountant, with senior management experience in strategy development, mergers and acquisitions, corporate governance and financial management. Mr. Wells is a financial expert according to definitions set out by the Securities Exchange Commission under the "Sarbanes-Oxley Act of 2002".

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

As part of its mandate, the Audit Committee assesses the independence of the Company's auditors Ernst & Young, LLP ("E&Y"). From time to time E&Y also provides non-audit services to Norbord. It is the Corporation's policy not to engage its auditors to provide services that may impair the objectivity of the auditors or that are specifically forbidden by law or regulation. The Corporation has implemented procedures to ensure that any engagement of the auditors for non-audit services receives prior clearance by the audit committee. In approving any such engagement, the Audit Committee will consider whether the provision of such non-audit services is compatible with maintaining E&Y's independence.

For the year 2005, Norbord paid a total of $1,294,600 to E&Y for all services. In 2004 the equivalent total was $1,594,500. The 2004 figures have been reclassified to conform with the current year presentation. The following provides details on these billings:

Audit Fees

Norbord paid $830,900 to E&Y (2004 - $786,100) for the annual financial statement audit of the Corporation and certain of its subsidiaries. The fees include the review of the Corporation's unaudited interim financial statements.

Audit-Related Fees

Norbord paid $111,600 to E&Y (2004 - $562,800) for audit-related services. Audit-related services included audits of the Corporation's pension plans, special purpose non-statutory audits of divisions of the Company, comfort letters associated with regulatory filings and internal control reviews.

Non-recurring work related to the distribution of Fraser Papers and the secondary offering of Norbord Common Shares by Brookfield accounted for $410,000 of the audit-related fees in 2004.

Taxation Fees

Norbord paid $311,400 to E&Y (2004 - $174,200) for taxation services. Taxation services include tax advisory and compliance services.

All Other Fees

Norbord paid $40,700 to E&Y (2004 - $71,400) for other non-audit services. Non-audit services include translation services, expatriate consulting services and other business advisory services.

INTERESTS OF EXPERTS

E&Y have prepared the audit report on the audited consolidated financial statements of the Company as at December 31, 2005 and 2004 and for the years then ended. None of the designated professionals of E&Y beneficially own, directly or indirectly, any of the Corporation's outstanding securities.

ADDITIONAL INFORMATION

The Company will provide to anyone, upon request to the Assistant Corporate Secretary of the Company at its registered office, 1 Toronto Street, Suite 600,Toronto, Ontario, M5C 2W4:

(a) at any time when a preliminary short form prospectus has been filed in respect of a distribution of any securities of the Company, or any securities of the Company are in the course of a distribution pursuant to a short form prospectus:

(i) one copy of this Annual Information Form and the pertinent pages of any document incorporated by reference;

(ii) one copy of the annual report, which includes Management's Discussion and Analysis and the audited consolidated financial statements for the year ended December 31, 2005 with the Auditors' Report thereon;

(iii) one copy of any unaudited interim reports to shareholders issued subsequent to such audited consolidated financial statements;

(iv) one copy of the Management Proxy Circular dated March 1, 2006; and

(v) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus; or

(b) at any other time, one copy of any document referred to in (i), (ii), (iii) and (iv) above, provided the Company may require payment of a reasonable charge if the request is made by someone who is not a security holder of the Company.

The Management Proxy Circular dated March 1, 2006 contains additional information concerning the Company including Directors' and Officers' remuneration, principal holders of Common Shares and its stock option plan. Additional financial information about the Company is included in Norbord's audited consolidated financial statements for the year ended December 31, 2005 and in the Company's Management's Discussion and Analysis in the 2005 Annual Report.

These documents and additional information about the Company and its operations can be found on Norbord's web site at www.norbord.com or on SEDAR at www.sedar.com.

GLOSSARY

I-joist: An "I"-shaped engineered wood structural product designed for use in residential and light commercial floor and roof construction. The product is prefabricated using sawn lumber flanges and wood panel webs, bonded together with exterior grade adhesives.

m3: Cubic metre. A measure of volume equal to approximately 1,130 square feet (3/8-inch basis).

MDF: Medium density fibreboard. A panelboard produced by chemically bonding highly refined wood fibres of uniform size under heat and pressure.

Msf (MMsf): Measurement for panel products equal to a thousand (million) square feet.

Msf (MMsf) (3/8-inch basis): Measurement for panel products equal to a thousand (million) square feet, 3/8-inch thick.

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

Norbord Inc.

AUDIT COMMITTEE – TERMS OF REFERENCE

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

Authority and Responsibilities

In carrying out its role, the Audit Committee has the following authority and responsibilities:

  Financial information and reporting –

(a) to review and discuss with management and the external auditor, as appropriate:

(i) the annual audited financial statements and the interim financial statements including the accompanying Management's Discussion and Analysis; and

(ii) earnings guidance and other releases containing information taken from the Corporation's financial statements prior to their release; and

(b) to review the Corporation's financial reporting and accounting standards and principles and any proposed material changes to them or their application;

  Internal controls – to review, with the chief financial officer ("CFO"), the external auditor and others, as appropriate, the Corporation's system of internal controls;

  External audit –

(a) to recommend to the Board, for shareholder approval, the external auditor to examine the Corporation's accounts, controls and financial statements on the basis that the external auditor is accountable to the Board and the Audit Committee as representatives of the shareholders of the Corporation;

(b) to evaluate the audit services provided by the external auditor, pre-approve all audit fees and recommend to the Board, if necessary, the replacement of the external auditor;

(c) to pre-approve any non-audit services to be provided to the Corporation or its subsidiaries by the external auditor and the fees for those services;

(d) to obtain and review at least annually a written report by the external auditor setting out the auditor's internal quality control procedures, any material issues raised by the auditor's internal quality control reviews and the steps taken to resolve those issues; and

(e) to review at least annually the relationships between the Corporation and the external auditor in order to establish the independence of the external auditor;

  Risk management – to review and monitor the Corporation's major financial risks and risk management policies and the steps taken by management to mitigate those risks; and

  Compliance –

(a) to review the Corporation's financial reporting procedures and policies to ensure compliance with all legal and regulatory requirements and to investigate any nonadherence to those procedures and policies; and

(b) to establish procedures for the receipt and treatment of any complaint regarding accounting, internal accounting controls or auditing matters including procedures for the confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters.

Composition and Procedures

  Size – The Audit Committee will consist of a minimum of three Directors. The members of the Committee are appointed by the Board upon the recommendation of the Corporate Governance and Nominating Committee and may be removed by the Board in its discretion.

  Qualifications – All members of the Committee must be "independent" within the meaning of sections 1.4 and 1.5 of Multilateral Instrument 52-110. All members of the Committee must be "financially literate", i.e., have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the financial statements of the Corporation. At least one member of the Committee should have "accounting or related financial expertise", i.e., the ability to analyze and interpret a full set of financial statements, including the attached notes, in accordance with Canadian generally accepted accounting principles.

  Meetings – The Committee will meet at least five times a year and a portion of each meeting will be held without the presence of management.

  Review of Financial Statements – The Committee will review the Corporation's annual audited financial statements with the CEO and CFO and then the full Board. The Committee will review the interim financial statements with the CEO and CFO. The external auditor will be present at these meetings.

  Review of CEO and CFO Certification Process – In connection with its review of the annual audited financial statements and interim financial statements, the Committee will also review the process for the CEO and CFO certifications with respect to the financial statements and the Corporation's disclosure and internal controls, including any material deficiencies or changes in those controls.

  Review of Earnings and Other Releases – The Committee will review with the CFO any earnings guidance to be issued by the Corporation and any news release containing financial information taken from the Corporation's financial statements prior to the release of the financial statements to the public. In addition, the CFO must review with the committee the substance of any presentations to analysts or rating agencies that contain a change in strategy or outlook.

  Approval of Audit and Non-Audit Services – In addition to recommending to the Board the external auditor to examine the Corporation's financial statements and the compensation of the external auditor for audit services, the Committee must approve any use of that external auditor to provide non-audit services prior to its engagement. It is the Committee's practice to restrict the non-audit services that may be provided by the external auditor in order to minimize relationships that could appear to impair the objectivity of the external auditor.

  Hiring Guidelines for Independent Auditor Employees – The Committee will adopt guidelines regarding the hiring of any partner, employee, reviewing tax professional or other person providing audit assurance to the external auditor of the Corporation on any aspect of its certification of the Corporation's financial statements.

  Audit Partner Rotation – The Committee will ensure that the lead audit partner assigned by the external auditor to the Corporation, as well as the independent review partner charged with reviewing the financial statements of the Corporation, are changed at least every five years.

  Process for Handling Complaints about Accounting Matters – The Committee has established the following procedure for the receipt and treatment of any complaint received by the Corporation regarding accounting, internal accounting controls or auditing matters: (a) The Corporation will make available and make known special mail and e-mail addresses and telephone numbers for receiving complaints regarding accounting, internal accounting controls or auditing matters; (b) Copies of complaints received will be sent to the members of the Committee; (c) All complaints will be investigated by the Corporation's finance staff, except as otherwise directed by the Committee. The Committee may request that outside advisors be retained to investigate any complaint; and (d) The status of each complaint will be reported on a quarterly basis to the Committee and, if the Committee so directs, to the full Board. The Corporation's Code of Business Conduct prohibits any Director, officer or employee of the Corporation from retaliating or taking any adverse action against anyone for raising or helping to resolve a complaint.

  Evaluation – The Committee will conduct and present to the Board an annual evaluation of the performance of the Committee and the adequacy of these terms of reference and recommend any proposed change to the Board for approval.

  Other Matters – The Committee will conduct reviews and, where appropriate, recommend action by the Board, on:

(a) the annual information form to be filed by the Corporation;

(b) regular reports on outstanding litigation that could have a material effect on the Corporation;

(c) an annual certificate of the CEO attesting that senior management of the Corporation have received and agreed to be bound by the Corporation's Code of Business Conduct and as to compliance with the Code;

(d) an annual report on officers' expenses;

(e) an annual report on consulting and legal fees paid by the Corporation; and

(f) an annual report on the Corporation's insurance coverage and costs

28

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