Form 40-F
period 2006-12-31
Norbord Inc.
filed 2007-03-26
CIK 877365

U.S. Securities and Exchange Commission
Washington, D.C. 20549

FORM 40-F

  [     ]   Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934 or

 [ X ]  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006

Commission file number 333-13174

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

CT Corporation System, 111 Eighth Avenue, New York, NY 10011
Telephone: (212) 894-8700
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States

Securities Registered or to be registered pursuant to Section 12(b) of the Act.

N/A	N/A
________________________	________________________
Title of each class	Name of each exchange on
which registered

Securities Registered or to be registered pursuant to Section 12(g) of the Act

N/A
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

N/A
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[ X ] Annual Information form                 [ X ] Audited financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares – 143,745,881

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes    X                82- 3173             No ____

Material included in this Form 40-F:

1.     Audited Financial Statements of Norbord Inc. for the Twelve Months ended December 31, 2006; and

2.     Management’s Discussion and Analysis of Norbord Inc. for the Twelve Months ended December 31, 2006.

3.     The Annual Information Form of Norbord Inc. for the Twelve Months ended December 31, 2006.

Norbord Inc. is also referred to herein as the "Corporation", "we", "us", "our" and the Registrant.

CONTROLS AND PROCEDURES

Disclosure controls and procedures are defined by the Securities and Exchange Commission as those controls and procedures that are designed to ensure that information required to be disclosed by us in the reports we submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Our Chief Executive Officer and Chief Financial Officer have evaluated our disclosure controls and procedures and have determined that such disclosure controls and procedures are effective as of December 31, 2006.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that it has at least one audit committee financial expert serving on its audit committee. Mr. Pierre Dupuis has been determined to be such audit committee financial expert. The Securities and Exchange Commission has indicated that the designation of Mr. Dupuis as an audit committee financial expert does not make Mr. Dupuis an "expert" for any purpose, impose any duties, obligations or liability on Mr. Dupuis that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee. He is independent as that term is defined for purposes of the audit committee member independence requirements of the New York Stock Exchange.

OFF-BALANCE SHEET ARRANGEMENTS

Disclosure of off-balance sheet arrangements is made in Note 12 to the Audited Consolidated Financial Statements, contained herein.

CODE OF ETHICS

The Board of Directors of the Corporation has approved, and acts in accordance with, the Corporation’s Code of Business Conduct (the "Code"). All employees with supervisory responsibilities, members of the management team, and each Director have signed the Code. A copy of this Code can be found on the Corporation’s web site at www.norbord.com.

PRINCIPAL ACCOUNTING FIRM FEES

Ernst & Young LLP was the Corporation’s independent auditor in 2006 and 2005. In addition to audit services, Ernst & Young LLP also provided non-audit services to the Corporation and its subsidiaries. It is the Corporation’s policy not to engage its auditors to provide services in connection with financial information systems design and implementation of other services that may impair the objectivity of the auditors. The Corporation has implemented a procedure to ensure that any engagement of the auditors for non-audit services receives prior clearance by the Audit Committee. In approving any such engagement, the Audit Committee will consider whether the provision of such non-audit services is compatible with maintaining auditor independence.

The table below summarizes the fees paid to Ernst & Young LLP in 2005 and 2006:

Service	2006	2005
Audit	$820,200	$830,900
Audit-related	556,500	111,600
Tax	340,700	311,400
Other	73,100	40,700
Total	$1,790,500	$1,294,600

Descriptions of the services performed are provided below:

Audit services include the annual financial statement audit of the Corporation and certain of its subsidiaries. The fees include the review of the Corporation’s unaudited interim financial statements.

Audit-related services include audits of the Corporation’s pension plans, special purpose nonstatutory audits of divisions of the Corporation, comfort letters associated with regulatory filings and internal control reviews.

Taxation services include tax advisory and compliance services.

Other services include expatriate consulting and other business advisory services.

Auditor Independence

Ernst & Young LLP has advised the Audit Committee that it considers itself to be independent of the Corporation, and the Audit Committee has confirmed that it considers Ernst & Young LLP to be independent

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Tabular disclosure of contractual obligations is made on page 13 of our "Management Discussion and Analysis" for the year ended December 31, 2006 contained herein.

UNDERTAKING

Norbord Inc. undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Norbord Inc.

By:	/s/ John Tremayne
John Tremayne,
Executive Vice-President &
Chief Financial Officer

Dated:	March 23, 2007

Norbord Inc. is an international producer of wood-based panels with assets of $1.3 billion. We employ approximately 2,800 people at 16 plant locations in the United States, Europe and Canada.

We are one of the world’s largest producers of oriented strand board (OSB).

In addition to OSB, we manufacture particleboard, medium density fibreboard (MDF), hardwood plywood and related value-added products.

Norbord is a publicly traded company listed on the TSX under the symbol NBD.

Norbord Mill Locations

Norbord Annual Report 2006		Environment, Health and Safety Report

1 | Financial Highlights	56 | Selected Quarterly Information	62 | MessagetoShareholders

2 | Letter to Shareholders	58 | Six-Year Historical Review	63 | EnvironmentPolicy

7 | 2006FinancialPerformance	60 | Principal Operating	64 | HealthandSafetyPolicy

8 | 2006FinancialPerformance	Interests	65 | 2006ReportCard

Overview	73 | Glossary

9 | Management’s Discussion and Analysis	74 | Board of Directors

40 | Consolidated Financial Statements	75 | Officers of the Company and Corporate Information

This document includes forward-looking statements, as defined by applicable securities legislation. Often, but not always, forward-looking statements can be identified by the use of words such as "believes," "expects" or "does not expect," "is expected," "targets," "outlook," "plans," "scheduled," "estimates," "forecasts," "intends," "anticipates" or "does not anticipate" or variations of such words and phrases or statements that certain actions, events or results "may," "could," "would," "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

See the cautionary statement contained in the Forward-Looking Statements section of the Management’s Discussion and Analysis.

Financial Highlights	NORBORD
ANNUAL REPORT 2006
1

Financial Highlights

Years ended December 31
(US $ millions, except per share information, unless otherwise noted)	2006	2005	2004
Key Performance Metrics
Return on equity (ROE)	20%	46%	47%
Return on capital employed (ROCE)	25%	53%	73%
Cash provided by operating activities	191	314	562
Cash provided by operating activities per share	1.33	2.14	3.75
Net Sales and Earnings
Net sales	1,252	1,462	1,486
EBITDA	247	495	631
Earnings from continuing operations	97	248	332
Earnings	97	248	326
Per Common Share
Earnings from continuing operations (diluted)	0.67	1.61	2.19
Earnings (diluted)	0.67	1.61	2.14
Quarterlydividend(1)	0.36	0.34	0.31
Specialdividend(2)	0.89	0.79	0.79
Otherdistributionstoshareholders(3)	–	–	2.89

Book value	3.02	3.61	3.42

Stock price (TSX) (CAD $)
High	12.79	13.90	16.43
Low	7.77	9.82	10.18
Close	8.91	12.25	12.40
Average daily trading volume (000’sshares)	472	422	518
Key Statistics
OSB shipments (MMsf–3/8")	4,289	4,136	3,731
Average OSB price–North Central($/Msf– 7/16")	217	320	369
Average OSB price–Europe( /m3)	208	199	222
(1)	At December 31, 2006, the Board of Directors had declared 65 consecutive quarterly common dividends of CAD $0.10 per share.
(2)	Norbord paid a special dividend of CAD $1.00 per share in each of the past three years. The special dividends were declared to preserve an efficient capital structure through the peak of the OSB price cycle.
(3)	Distribution of shares of Fraser Papers to common shareholders valued using Fraser Papers’ closing price on July 7, 2004.

NORBORD	Letter to Shareholders
ANNUAL REPORT 2006
2

To Our Shareholders

J. Barrie Shineton
President and Chief Executive Officer

2006 Highlights

  RECORDED EARNINGS OF $97 MILLION OR $0.67 PER SHARE

  ACHIEVED 25% RETURN ON CAPITAL EMPLOYED

  ACHIEVED 20% RETURN ON EQUITY

Norbord delivered earnings of $97 million or $0.67 per share and a return on equity of 20% in 2006. We paid a third consecutive CAD $1.00 per share special dividend and repurchased 2.7 million common shares. These actions demonstrate our confidence in Norbord's low cost position and ability to generate attractive cash flow throughout the business cycle. Our strategy of geographic diversification was validated as markets for our North American and European products headed in different directions during 2006.

Weaker North American Markets

After several robust years, North American OSB prices declined steadily during 2006 to their lowest levels since 2001. The decline was in response to softer US housing starts, a scenario we fully expected. On the supply side, significant new OSB capacity will ramp up over the next two years. Both will keep pressure on prices for the foreseeable future.

Our strategy of owning only low-cost assets and aligning ourselves with growth customers paid off in the second half of the year when prices dropped below trend levels. All our OSB mills generated positive cash flow and were able to sell all their production volume. The result is that every mill is running at full capacity with no inventory buildup.

During 2006, we completed the expansion of the Cordele, Georgia OSB mill. We started up the second line on time and on budget in December. In the absence of attractive acquisition opportunities, this project was a unique and logical opportunity for Norbord to continue its record of controlled growth in low-cost OSB capacity. The workforce for the second line trained alongside their experienced colleagues on the existing line and they are well prepared to ramp up to full capacity very quickly. Once ramped up, Cordele will be Norbord’s largest and lowest-cost OSB mill, further improving the Company's overall cost position.

Improving European Performance

European markets and prices are firming as a result of the significant improvement in the supply-demand balance across the region and the general strengthening of the continental European economy. In Germany, construction activity and investment is growing for the first time this decade.  We've been successful in focusing Norbord's particleboard sales on the construction sector, where about 75% of our European panel production is now directed. We experienced stronger demand and pricing across all our product lines during 2006. Although increases in selling prices were offset by higher input costs, particularly for resin and energy, operating cash flow improved due to our efforts to increase production volume and control raw material usage. Moreover, improving markets means customers are accepting both the pass-through of cost increases and the recovery of producers’ margins.

Letter to Shareholders	NORBORD
ANNUAL REPORT 2006
3

2006 Highlights

  RECORDED EBITDA OF $247 MILLION
  PAID THIRD SPECIAL DIVIDEND OF CAD $1.00/SHARE OR $128 MILLION
  BOUGHT BACK 2.7 MILLION COMMON SHARES FOR $29 MILLION

Energy cost increases will be mitigated by the biomass heat energy system commissioned at our Cowie, Scotland operation in November and by a similar but larger project at our Genk, Belgium operation to be commissioned in the fourth quarter of 2007. These investments will reduce our European natural gas usage by about one-third – a great example of how we are getting more control over input costs.

Focus on Cost Position

We spent the last three years preparing our business to prosper through the down cycle by focusing on costs and improving product mix. We believe we’ve strengthened our competitive position by increasing our operating rates, reducing raw material usage and minimizing our reliance on natural gas. Being low-cost is vital as we believe it is the only way to ensure positive cash flow during weaker markets.

Our Margin Improvement Program (MIP), implemented in 1996,remains the cornerstone of Norbord’s efforts to "control the controllables." Selling a richer product mix and producing more volume from existing capacity were the biggest drivers of our 2006 MIP savings of $56 million. Put another way, our EBITDA would have been significantly lower with out our MIP efforts.

An important example of our cost control efforts is our investment in biomass heat energy systems.  Once projects currently underway at Nacogdoches, Texas, and Genk are complete, all our OSB process heat will come from wood waste, and we will only use natural gas for air emission control equipment.

NORBORD	Letter to Shareholders
ANNUAL REPORT 2006
4

2006 Highlights

  GENERATED $56 MILLION IN MARGIN IMPROVEMENTS
  STARTED UP SECOND OSB LINE AT CORDELE, GEORGIA
  ACHIEVED RECORD ANNUAL OSB PRODUCTION

Another example of cost containment is our streamlining of production capacity in Europe. We closed smaller, obsolete capacity and consolidated production on our newer, more efficient lines at our South Molton, England, and Cowie mills. We’ve already seen significant gains in production from the consolidated lines and expect these actions will result in higher overall margin contribution from our European business.

Strategy Unchanged

We continue to believe OSB is the industry’s best growth opportunity and that successful execution of our strategy will maximize value for our shareholders. Our strategy is simple and straightforward, and delivers results.

During 2006, we made excellent progress against our objectives:

1.     Grow our OSB business –We achieved record annual OSB production with a 4% increase over 2005 and started up a second line at our Cordele OSB mill on time and on budget.

2.     Own high-quality, well-located assets with industry-leading cost positions – We installed a biomass heat energy system at our Cowie mill, approved similar projects at Genk and Nacogdoches, and streamlined existing European production capacity by closing two older, less efficient lines.

3.     Maintain a margin-focused operating culture –We generated $56 million in margin improvements, more than off setting the impact of higher resin and energy prices on our input costs.

4.     Focus on customers who are growing their own market share –We increased North American OSB sales volume with key big box customers and secured new long-term panelboard business with leading UK home builders.

5.     Allocate capital with discipline –We returned $157 million to shareholders through a special dividend and share repurchases and invested $160 million in low-risk, high-return capital projects.

Letter to Shareholders	NORBORD
ANNUAL REPORT 2006
5

2006 Highlights

  STREAMLINED EUROPEAN PRODUCTION CAPACITY

  REDUCED DIRECT GREENHOUSE GAS EMISSIONS BY 23%

  STARTED UP BIOMASS HEAT ENERGY SYSTEM AT COWIE, SCOTLAND

Workplace Safety and the Environment

We are committed to protecting our employees, the environment and the communities in which we operate. Last year, we set aggressive targets to help us meet our objectives of improving safety performance, working towards full compliance with environmental regulations, and minimizing our operations’ impact on the environment. While I’m pleased to report continued progress towards these objectives during 2006, a fatal incident late in the year reinforced the urgency of our actions to improve workplace safety. I invite you to review the Environment, Health and Safety Report included in the annual report to learn more about how we are managing these areas to ensure the long-term sustainability of our business.

Looking Ahead

Looking to 2007, we expect that our North American and European business results will continue to diverge. Continued weak US housing starts combined with the ramp-up of new capacity will keep North American OSB prices soft. Without additional closures of structural panel capacity, we don’t expect to see much price improvement. On the other hand, we anticipate further strengthening of demand in Europe and continued improvement in prices for our panel products. We also expect some moderation in the excessively high resin and energy prices experienced in Europe last year. While the diversification provided by our European business will not replace the reduced cash flow from our North American business, we believe it will help cushion the Company’s results through the bottom of the cycle.

Longer term, the fundamentals underpinning demand for structural panels remain compelling. Supportive demographics, increasing two-home ownership, larger house sizes, record turnover of homes and the aging of existing housing stock will ultimately return North American OSB demand to trend levels. In Europe, evolving homebuilding practices and the emergence of eastern European economic growth will keep panel demand growing at a healthy pace.

NORBORD	Letter to Shareholders
ANNUAL REPORT 2006
6

2006 Highlights

  COMMENCED INSTALLATION OF BIOMASS HEAT ENERGY SYSTEMS IN GENK, BELGIUM AND NACOGDOCHES, TEXAS

  INCREASED NORTH AMERICAN OSB SALES VOLUME WITH KEY BIG BOX CUSTOMERS

  SECURED NEW LONG-TERM PANEL-BOARD BUSINESS WITH LEADING UK HOME BUILDERS

Norbord has a strong balance sheet and significant liquidity. This, combined with our low cost position, leaves Norbord well positioned to weather the down cycle in North American OSB and benefit quickly when prices improve.

Transitions

As previously reported, Don Wells, our Director and Audit Committee Chair, passed away in August. During his three-year tenure on our Board, Don’s financial acumen and wisdom were highly valued and he made a lasting contribution to our company for the benefit of all shareholders.

Creating Long-Term Shareholder Value

Norbord continues to focus on maximizing shareholder value. Norbord stock has provided a 19%compoundannualtotalreturntoshareholdersoverthepast five years, about half of this as cash dividends. We believe you will continue to be rewarded for your investment in Norbord throughout the business cycle.

On behalf of the entire Norbord team, thank you for your continued support.

J. Barrie Shineton
President and Chief Executive Officer

Financial Performance Overview	NORBORD
ANNUAL REPORT 2006
7

2006 Financial Performance

Management’s Discussion and Analysis	Consolidated Financial Statements

10 | Business Overview	38 | Management’s Responsibility for the Financial Statements
10 | Strategy	39 | Auditors’ Report
12 | Summary	40 | Consolidated Statements of Earnings and Retained Earnings
15 | Results of Operations	41 | Consolidated Statements of Cash Flows
19 | Interest and Income Tax	42 | Consolidated Balance Sheets
20 | Liquidity and Capital Resources	43 | Notes to the Consolidated Financial Statements
21 | Investments and Divestitures
22 | Capitalization
23 | Selected Quarterly Information
24 | Fourth Quarter Results
25 | Common Shares
25 | Transactions with Related Parties
26 | Financial Policies
27 | Significant Accounting Policies and Estimates
28 | Accounting Developments
28 | Risks and Uncertainties
33 | Disclosure Controls and Procedures and Internal Controls over Financial Reporting
33 | Outlook for 2007
34 | Definitions
37 | Forward-Looking Statements

NORBORD	Financial Performance Overview
ANNUAL REPORT 2006
8

2006 Financial Performance Overview

Management's Discussion and Analysis	NORBORD
ANNUAL REPORT 2006
9

Management's Discussion and Analysis

Fiscal Year 2006

January 31, 2007

The Management's Discussion and Analysis (MD&A) provides a review of the significant developments that impacted Norbord's performance during 2006 relative to 2005. Some of the statements included or incorporated by reference in this MD&A constitute forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.

To enhance shareholders' understanding, certain five-year historical financial and statistical information is presented. Norbord's significant accounting policies and other financial disclosures are contained in the audited financial statements and accompanying notes. All financial references in the MD&A are stated in US dollars unless otherwise noted.

Certain historical financial and statistical information for the years 2004, 2003 and 2002 include information for the paper and timberlands business (Fraser Papers), which was distributed to Norbord's common shareholders on June 30, 2004, and thus may not be comparable with the information for the years 2006 and 2005.

EBITDA, EBITDA margin, operating working capital, total working capital, capital employed, ROCE, ROE, net debt, net debt to capitalization, book basis, net debt to capitalization, market basis and book value per share are non-GAAP measures described in the Definitions section. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. Where appropriate, a quantitative reconciliation of the non-GAAP measure to the nearest comparable GAAP measure is also provided.

Additional information on Norbord, including the annual information form, is available on SEDAR at www.sedar.com.

NORBORD	Management's Discussion and Analysis
ANNUAL REPORT 2006
10

Business Overview

Norbord is an international producer of wood-based panels, with 16 plant locations in the United States, Europe and Canada. It is one of the world's largest producers of oriented strand board (OSB) with annual capacity of 5.0 billion square feet (3/8-inch basis). The core of Norbord's OSB business is located in the US South. The Company is a significant producer of wood-based panels in Europe. Norbord does not own any timberlands. It purchases wood fibre from third parties that include private landowners and government-owned timberlands. Norbord employed approximately 2,800 people at December 31, 2006.

Operations include 11 OSB mills, 3 particleboard plants, 2 medium density fibreboard (MDF) plants, 1 hardwood plywood mill, 1 I-joist mill, 2 laminating operations, and a furniture plant. The Company reports all operations as a single operating segment.

Norbord's OSB and particleboard panels are used primarily in the construction sector and its MDF and hardwood plywood panels serve the furniture and fixtures markets.
PRINCIPAL END USES
FOR NORBORD'S PANEL PRODUCTS

ORIENTED STRAND BOARD	MEDIUM DENSITY
(OSB)	FIBREBOARD (MDF)
- New home construction	- Fixtures
- Repair and remodel	-Furniture
- Light commercial construction	- Mill work
- Industrial applications
HARDWOOD PLYWOOD
PARTICLEBOARD	- Cabinetry and fixtures
- New home construction	-Furniture
- Repair and remodel	- Mill work
-Furniture and fixtures

Strategy

Norbord's business strategy is focused entirely on the wood panels sector – in particular OSB – in North America and Europe.

The Company's overall business strategy focuses on five key areas:

  Pursuing growth in OSB through optimization or expansion of existing assets and opportunistic acquisitions.
  Owning high-quality, well-located assets with industry-leading cost positions.
  Maintaining a margin-focused operating culture.
  Focusing customer service strategy on customers who are growing their own market share.
  Maintaining a disciplined approach to capital allocation.
Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

Management's Discussion and Analysis	NORBORD
ANNUAL REPORT 2006
11

The Company is of the view that successful execution of this strategy will result in superior shareholder returns. Good progress was made in each of the strategic elements during the year, including the following highlights:

  Started up $135 million expansion project at Cordele, Georgia OSB mill on time and on budget
  Achieved record annual OSB production – a 4% increase over 2005
  Streamlined European production capacity by decommissioning older, less efficient particleboard and MDF lines
  Started up a new biomass heat energy system in Cowie, Scotland
  Commenced installation of new biomass energy systems at Genk, Belgium and Nacogdoches, Texas
  Improved European earnings trend
  Generated $56 million in margin improvements
  Expanded North American OSB sales volume with key big box customers
  Secured new panelboard business with leading UK home builders
  Paid third CAD $1.00 special dividend, in addition to the regular CAD $0.10 quarterly dividend
  Completed the repurchase of 2.7 million common shares
  Completed small shareholder buyback program

Norbord's financial goal is to achieve top quartile return on equity (ROE) and cash return on capital employed (ROCE) among North American forest products companies. Norbord believes that it has met this target in each of the past four years.

Maintaining investment grade debt ratings is an important element of Norbord's financing strategy. With investment grade debt ratings, Norbord believes that it should have the benefit of long-term access to public and private capital markets on attractive terms. Ratings on Norbord debt have been consistently investment grade since 1992.

Norbord manages its business to provide for a sustainable dividend to be paid quarterly to common shareholders throughout the business cycle, subject to Board approval. At December 31, 2006, the Board of Directors had declared 65 consecutive quarterly common dividends of CAD $0.10 per share. In addition, Norbord paid three special dividends of CAD $1.00 per share to common shareholders in each of the past three years. The special dividends were declared to preserve an efficient capital structure through the peak of the OSB price cycle.
Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

NORBORD	Management's Discussion and Analysis
ANNUAL REPORT 2006
12

Summary

(US $ millions, except per share information, unless otherwise noted)	2006	2005	2004	2003	2002

Key Performance Metrics
Return on equity (ROE)	20%	46%	47%	15%	1%
Return on capital employed (ROCE)	25%	53%	73%	43%	12%
Cash provided by operating activities	191	314	562	280	62
Cash provided by operating activities per share	$1.33	$2.14	$3.75	$1.92	$0.44

Net Sales and Earnings
Net sales	1,252	1,462	1,486	1,064	679
EBITDA	247	495	631	365	89
Earnings from continuing operations	97	248	332	166	7
Earnings	97	248	326	126	13

Per Common Share
Earnings from continuing operations per share (diluted)	0.67	1.61	2.19	1.12	0.04
Earnings per share (diluted)	0.67	1.61	2.14	0.85	0.08
Common dividends per share	1.25	1.13	1.10	0.29	0.26

Balance Sheet
Total assets	1,299	1,328	1,391	2,063	2,029
Long-term debt	480	440	450	657	658
Net debt	460	285	236	482	745
Net debt to capitalization, market basis	27%	17%	13%	32%	49%
Net debt to capitalization, book basis	51%	35%	30%	35%	48%

Key Statistics
OSB shipments (MMsf–3/8")	4,289	4,136	3,731	3,372	2,974
Average OSB price – North Central ($/Msf–7/16")	217	320	369	294	160
Average OSB price – Europe ( €/m3)	208	199	222	162	168

Fluctuation in the price of North American OSB is the most significant driver of changes in Norbord's results. Results in 2006 were negatively impacted by the steady decline in North American OSB prices – from $320 per Msf (North Central 7/16-inch basis) at the beginning of the year to $158 per Msf at the end of the year, averaging $217 per Msf. Benchmark prices decreased from 2005 average prices of $320 per Msf in response to a slowing of US housing starts from 2005's record levels, as speculators and investors withdrew from the housing market and builders reacted to higher home inventories. A decline was fully expected, but the retreat from the highs seen in the past few years was earlier and deeper than anticipated.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

Management's Discussion and Analysis	NORBORD
ANNUAL REPORT 2006
13

Throughout the cycle, Norbord took steps to prepare itself for this inevitable downturn by focusing on cost containment and by focusing product mix on higher margin products. The Margin Improvement Program (MIP) has helped Norbord to concentrate on improving its competitive position, generating over $185 million of savings in the past five years, including $56 million in 2006. These gains have helped to offset the impact of industry-wide rising input costs and management believes its relative competitive position has improved over this time. The benefit of the discipline exercised through the top of the cycle is that all Norbord mills generated positive EBITDA in the second half of the year when North American OSB prices traded well below the historical average.

In contrast to North America, markets in Europe showed steady improvement during 2006 as the economy expanded, particularly in Germany where construction activity and investment are growing for the first time this decade. Norbord's European business is exposed to different market dynamics than the North American business. The Company believes this provides meaningful earnings diversification, while capitalizing on Norbord's strength as a panel producer.
Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

NORBORD	Management's Discussion and Analysis
ANNUAL REPORT 2006
14

EBITDA of $247 million was generated in 2006 versus a very strong $495 million in 2005. EBITDA margins were 20%, compared to 34% for the prior year. 2006 earnings were $97 million, or $0.67 per share, versus $248 million, or $1.61 per share, in 2005.

Return on equity (ROE) was 20% in 2006 compared to 46% in 2005. ROE is a measure for shareholders to determine how effectively their money is being employed. Capital initiatives, including the three CAD $1.00 special dividends paid in each of the past three years and the share repurchase program, have maintained the efficiency of Norbord's capital structure and contributed to the high ROE levels. The 2004 and prior ROE includes Fraser Papers, which was distributed to common shareholders in the third quarter of 2004. Pre-tax return on capital employed (ROCE) averaged 25% for the year compared to 53% in 2005. ROCE is a measurement of financial performance, focusing on cash generation and the efficient use of capital.

Norbord achieved record annual OSB production in 2006, increasing volume 4% over 2005 levels. OSB volume has more than doubled over the past five years, growing at a compound annual rate of 19%. Producing more volume from existing assets has contributed to Norbord's cost containment efforts. Norbord's OSB production is expected to increase by more than 10% in 2007, as a result of the ramp-up of the second line at Cordele and productivity improvements at existing mills.

Cash provided by operating activities totalled $191 million or $1.33 per share in 2006. In the past five years, over $1.4 billion in cash has been generated from operating activities. This cash has been used to reshape the Company from a traditional Canadian forest products company to a focused internationally-recognized leader in the structural panels sector. During this time, Norbord has:

  Invested $610 million in growing the business
  Reduced net debt and preferred shares outstanding by $160 million
  Paid out $550 million in cash dividends
  Invested $100 million to repurchase 10.2 million common shares
  Distributed paper and timberlands business (Fraser Papers) to shareholders

This transformation has contributed to strong returns for shareholders. A CAD $100 investment in Norbord shares at the end of 2001 would have grown to CAD $234 by the end of 2006, assuming reinvestment of dividends and other distributions, representing a compound annual return of 19% per year.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

Management's Discussion and Analysis	NORBORD
ANNUAL REPORT 2006
15

Results of Operations

Summary of Selected Financial Information
(US $ millions)	2006	2005	2004	2003	2002
Net sales	$1,252	$1,462	$1,486	$1,064	$679
EBITDA	247	495	631	365	89
EBITDA margin	20%	34%	42%	34%	13%
Depreciation	94	89	82	76	71
Capital investments	160	115	67	31	15
OSB shipments (MMsf–3/8")	4,289	4,136	3,731	3,372	2,974
Average OSB price – North Central ($/Msf–7/16")	217	320	369	294	160
Average OSB price – Europe ( €/m3)	208	199	222	162	168

Markets

North American OSB accounts for two-thirds of Norbord's panel shipments by volume, therefore results of operations are most affected by volatility in the price of North American OSB. Comprising almost 30% of shipments by volume, the relative strength of European panel markets also affects results, although to a much lesser degree. North America is the principal market destination for Norbord's products.
	North		2006	2005
Shipments by market destination	America	Europe	Total	Total
OSB (MMsf–3/8")	3,705	584	4,289	4,136
Particleboard (MMsf–3/8")(1)	–	643	643	583
MDF (MMsf–3/8")	149	376	525	545
Hardwood plywood (MMsf–3/8")	78	–	78	77

(1)    Excludes particleboard consumed internally (2006 – 178 MMsf – 3/8"; 2005 – 183 MMsf – 3/8").

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

NORBORD	Management's Discussion and Analysis
ANNUAL REPORT 2006
16

New home construction is the primary end use for OSB in North America, accounting for about 70% of OSB demand. US housing starts for 2006 were 1.8 million following 2.1 million in 2005, the highest annual level of starts since 1972. The long anticipated housing downturn unfolded more sharply than expected despite a relatively strong economic backdrop.

Interest rates and inflation in North America remained relatively low while GDP growth and consumer confidence remained relatively strong. Thirty-year US mortgage rates averaged 6.4% in 2006 compared to 5.9% in 2005. Most indicators suggest that the underlying demographics, driven by immigration, will continue to support a high level of housing demand throughout the coming decade. Canadian housing starts increased 1% over 2005 and remain robust at 0.2 million units.

The North American structural panel industry produced 42 billion square feet (3/8-inch basis) of panels in 2006. OSB production reached 26 billion square feet in 2006 and now represents approximately 62% of total North American structural panel production. Industry-wide OSB production was up 1% over 2005 while plywood production decreased 6%.

The North Central benchmark OSB price averaged $217 per Msf (7/16-inch basis) in 2006 compared to an average price of $320 per Msf in the prior year. Regional pricing variations, particularly in the US South, make the North Central benchmark price a useful, albeit imperfect, proxy for over-all North American OSB pricing. Further, the pricing lag effect of maintaining an order file, premiums obtained on value-added products, and volume and trade discounts cause realized prices to differ from the benchmark. Norbord's realized OSB prices or mill nets (net sales divided by shipments) were 102% of the benchmark in 2006 and 97% in 2005.

European markets showed steady improvement during 2006 as European construction market confidence improved, particularly in Germany. As a result, European OSB prices increased 5% over 2005 and averaged 8% above the five-year average.

The Company believes that improvement in the European economy in 2006 led to higher demand and prices for particleboard and MDF. Furthermore, Norbord successfully expanded particleboard sales to the construction sector, a focus selected to maximize synergies with its OSB sales strategy. While European results benefited from the higher price levels, these gains were tempered by continued high energy, resin and other input costs.
Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

Management's Discussion and Analysis	NORBORD
ANNUAL REPORT 2006
17

		Net Sales		Shipments	Average Mill Nets
		(US $ millions)		(MMsf–3/8")	(US $ per Msf–3/8")
	2006	2005	2006	2005	2006	2005
OSB(1)	$832	$1,070	4,289	4,136	$194	$259
Particleboard(2)	116	98	643	583	180	167
MDF	110	107	525	545	211	197
Hardwood plywood	50	48	78	77	639	617
Other(3)	144	139
Total	$1,252	$1,462

(1)    Includes European net sales of $127 million (2005 – $114 million).
(2)    Excludes particleboard consumed internally (2006 – 178 MMsf – 3/8"; 2005 – 183 MMsf – 3/8").
(3)    Other sales include I-joist, laminated products, furniture components and ready-to-assemble furniture units.

Production
(MMsf–3/8")	2006	2005	2004	2003	2002
OSB	4,335	4,172	3,821	3,402	2,986
Particleboard	794	777	616	586	560
MDF	517	555	598	572	524
Hardwood plywood	79	78	79	76	79

Eight of Norbord's 11 OSB mills established annual production records in 2006. Improvements delivered as a result of implementing best practices resulted in a 4% production increase. This follows a 9% increase in OSB production in 2005. Particleboard production increased 2% as compared to 2005 despite decommissioning the older and less efficient particleboard line at South Molton, England in the third quarter of 2006. The decrease in MDF production as compared to 2005 is the result of decommissioning the older MDF line at Cowie in the second quarter of 2006. Norbord's total European MDF production is expected to return to about 90% of its pre-closure volume by the end of 2007 as production at the remaining MDF facility is optimized.

Operating Results

In 2006, EBITDA was $247 million as compared with $495 million in 2005. The primary driver of the change in EBITDA was the lower North American OSB price. Benchmark OSB prices in 2006 averaged 32% below the highs seen in 2005 and 20% below the five-year average. The components of the EBITDA change are summarized in the following variance table. EBITDA margin was 20% compared to 34% for the prior year.
Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

NORBORD	Management's Discussion and Analysis
ANNUAL REPORT 2006
18

(1)    The mill net variance represents the change in realized pricing across all products. Mill net is calculated as net sales divided by shipment volume.

(2)    Key inputs include fibre, resin and energy.

(3)    The volume variance represents the impact of shipment volume changes across all products.

(4)    Other category comprises all remaining variances including labour and benefits, supplies and maintenance, the impact of foreign exchange, and the $7 million refund of softwood lumber duty received in the fourth quarter of 2006.

North American OSB generated EBITDA of $215 million (2005 – $478 million). Other products contributed $41 million (2005 – $35 million) to EBITDA. These figures exclude unallocated corporate overhead relating to all product lines totalling $16 million (2005 – $18 million) and softwood lumber duty refunds of $7 million.

The global forest products industry continued to be challenged with significantly higher key input prices in 2006. The prices of energy, resin and fibre, which account for approximately 70% of production costs, have each increased more than 70% in the past five years. In 2006, while the rate of increase diminished, all of these input prices increased over 2005. Gains from the Margin Improvement Program (MIP) of $56 million in 2006, measured relative to 2005 at constant prices and exchange rates, limited the impact these higher input prices had on earnings. Mix, volume and key input usage initiatives were the largest contributors to MIP in 2006. Globally, Norbord expects to deliver MIP of $45 million for the full year 2007.

Despite these continued input price pressures, Norbord's North American per unit OSB production costs, before employee profit share, were in line with the prior year – the result of increased productivity and improved raw material usages.

The direct impact on operating costs of rising energy prices has been limited as the majority of Norbord's energy is provided by burning bark and other biomass. Natural gas and electricity satisfy the remainder of Norbord's energy requirements. The Company estimates the unfavourable impact of a $1 per mmbtu increase in the price of natural gas to negatively impact annual earnings by approximately $3 million, or less than 2 cents per share. Norbord continues to look for ways to improve its level of energy self-sufficiency. For example, the energy system at Cowie (operational November 2006) and energy systems at Genk and Nacogdoches (both scheduled to be operational fourth quarter 2007) should eliminate the use of natural gas to generate process heat across the Company's OSB operations.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

Management's Discussion and Analysis	NORBORD
ANNUAL REPORT 2006
19

Net sales were $1,252 million, compared to $1,462 million in 2005. The impact on net sales of higher shipment volumes was offset by lower North American OSB prices.

EBITDA margins for non-OSB products averaged 6% in 2006 compared to 7% in 2005. MDF and particleboard costs were impacted by energy and resin price pressures. MDF and particleboard are more energy- and resin-intensive products than OSB.

Depreciation expense increased $5 million in 2006 to $94 million, due to the impact of recent capital investments.

Interest and Income Tax

Interest expense of $29 million in 2006 was down from $30 million in 2005. Interest of $7 million was capitalized in 2006 relating to the Cordele expansion completed in December. This offset the impact that higher average debt levels and increased short-term interest rates had on interest expense. Long-term debt ended the year at $480 million, up from $440 million at December 31, 2005.

The effective interest rate on Norbord's debt-related obligations, including the impact of interest rate swaps, was 7.7% at December 31, 2006, compared to 7.2% at year-end 2005. Approximately 80% of Norbord's net debt was subject to floating interest rates during the year. The increased average rate was the result of higher US money market rates in 2006.

From time to time the Company recoupons its portfolio of interest rate swaps to more efficiently manage cash flow and credit exposure. Any gains realized are deferred and amortized over the remaining term of the debt against which the swaps were designated as hedges. At December 31, 2006, $19 million of gains were deferred and included in accounts payable and accrued liabilities and other liabilities in the consolidated balance sheet. The amortization of $8 million in 2006 and $8 million in 2005 was included in interest expense. Interest income in 2006 amounted to $3 million compared to $5 million in 2005. Interest earned on cash and cash equivalents accounts for the majority of interest income. A tax expense of $17 million was recorded in 2006 on pre-tax earnings of $114 million. The effective tax rate of 15% is less than the statutory rate of 34% principally due to rate differences on foreign activities.

At December 31, 2006, the Company had tax operating loss carryforwards of approximately £36 million from UK operations that can be carried forward indefinitely. The Company has capital losses in Canada of CAD $66 million that can also be carried forward indefinitely. The Company also has approximately CAD $34 million of investment tax credits (ITCs) available to reduce future Canadian tax liabilities. The ITCs expire between 2007 and 2014. The loss carryforwards and the credits may be utilized over the next several years to eliminate cash taxes otherwise payable, and will enhance future cash flows. The future tax benefits of these temporary differences have been included in future income taxes in the consolidated financial statements.
Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

NORBORD	Management's Discussion and Analysis
ANNUAL REPORT 2006
20

Liquidity and Capital Resources

(US $ millions, except per share information, unless otherwise noted)	2006	2005	2004	2003	2002
Cash provided by operating activities	$191	$314	$562	$280	$62
Cash provided by operating activities per share	1.33	2.14	3.75	1.92	0.44
Operating working capital	33	19	2	(6)	-
Total working capital	53	174	217	171	66
Capital investments	160	115	67	31	15
Net debt to capitalization, market basis	27%	17%	13%	32%	49%
Net debt to capitalization, book basis	51%	35%	30%	35%	48%

Cash provided by operating activities was $191 million, or $1.33 per share, compared to $314 million, or $2.14 per share, in 2005. Changes in earnings is the principal driver of changes in cash provided by operating activities. Higher cash taxes in 2006 and 2005 following the utilization of the majority of the benefit of the North American tax operating loss carryforwards in 2004 also contributed to the lower level of cash provided by operating activities in these years.

Operating working capital, consisting of accounts receivable and inventory less accounts payable and accrued liabilities was $33 million at December 31,2006, compared to $19 million at December 31,2005. A higher accounts receivable balance due to an increase in non-trade receivables is the primary driver of the change in the operating working capital balance. Collections of trade receivables are in line with prior periods. The Company aims to minimize the amount of capital held as operating working capital. Total working capital at December 31,2006 was $53 million including $20 million in cash and cash equivalents. Total working capital is down significantly over 2005 principally due to the lower cash balance in 2006.

In addition to cash on hand and cash generated from operations, the Company has $200 million of committed unsecured revolving bank lines available to support short-term liquidity requirements, of which $44 million were utilized at December 31, 2006 – $40 million drawn as cash and $4 million drawn for letters of credit. These committed bank lines mature in 2010, bear interest at money market rates plus a margin that varies with the Company's credit rating, and contain certain financial covenants which the Company must comply with on a quarterly basis.

Cash dividends of $167 million or CAD $1.40 per share were paid in the year including the payment of a CAD $1.00 special dividend on July 14, 2006, the third special dividend in the past three years. Dividends were funded with cash from operations. Other uses of the cash from operations in the year include $160 million for capital investments and $29 million for common share repurchases. These initiatives are discussed in further detail in the Investments and Divestitures and Capitalization sections. In addition, $40 million of cash was received through the drawdown of the committed bank lines, which is reflected as an increase in long-term debt.

Norbord's net debt stood at $460 million at year-end, representing 27% of capitalization on a market basis and 51% of capitalization on a book basis. Net debt includes long-term debt of $480 million less cash and cash equivalents of $20 million.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

Management's Discussion and Analysis	NORBORD
ANNUAL REPORT 2006
21

The Company's next term debt maturity is its $200 million 8 1/8% debentures due March 20, 2008. The $480 million long-term debt outstanding at year-end 2006 has an average term of 3.5 years.

At December 31, 2006, the Company had $365 million (2005 – $365 million) of interest rate swaps outstanding, and 84% (2005 – 74%) of Norbord's net debt was at floating interest rates.

The following table summarizes the aggregate amount of future cash outflows for contractual obligations:

	Payments Due by Period
		Less than	One–Three	Four–Five	After Five
Contractual Obligations (US $ millions)	Total	One Year	Years	Years	Years
Long-term debt	$480	$–	$200	$40	$240
Purchase obligations	99	35	38	26	–
Operating leases	10	2	3	2	3
Total	$589	$37	$241	$68	$243

Note: The above table does not include pension and post-retirement benefits plan obligations which are discussed in the Significant Accounting Policies and Estimates – Defined Benefit Pension Plans section.

Investments and Divestitures

Capital Investments

In December 2006, the second OSB line at Cordele was completed, on time and on budget, creating one of the largest and most efficient OSB manufacturing facilities in the world. The expansion added approximately 550 million square feet (3/8-inch basis) of production capacity at a capital cost of $135 million and increased Norbord's North American OSB production capacity by 15%. Once fully ramped up, this expansion will further strengthen Norbord's position as one of the largest OSB producers in the US South. In addition to the capital cost of $135 million, $8 million of interest and $5 million of start-up costs have been capitalized since construction began in the second quarter of 2005.

Capital investments in 2006, excluding the new Cordele OSB line, were $56 million, representing 60% of depreciation (2005 – 87%). Approximately 55% of the $56 million was invested in projects designed to enhance profitability. In addition, $97 million was invested in the Cordele mill expansion project and $7 million of interest was capitalized bringing the total capital investment in 2006 to $160 million.

At year-end 2006, commitments to projects in progress totalled $16 million. Norbord's 2007 capital investments are expected to be $30 million, representing committed capital and essential maintenance only. Should market conditions warrant, this could be increased to $40 million, or approximately 40% of depreciation. The 2007 capital investments will be funded with cash on hand, cash generated from operations and, if necessary, drawdowns under the Company's committed bank lines.

The following table summarizes Norbord's capital investments:

(US $ millions)	2006	2005	2004	2003	2002
Increased productivity	$32	$34	$39	$12	$7
Greenfield and major expansion	97	38	–	–	–
Environmental	6	28	11	6	1
Maintenance of business	18	14	17	13	7
Capitalized interest	7	1	–	–	–
Total	$160	$115	$67	$31	$15

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

NORBORD	Management's Discussion and Analysis
ANNUAL REPORT 2006
22

Capital investment was higher for 2006 and 2005 as compared to prior years as the Company expanded capacity at the Cordele mill, accelerated capital projects focused on energy reduction and production enhancement and prioritized projects designed to meet MACT (Maximum Achievable Control Technology) requirements (see Risks and Uncertainties – Environmental Matters).

Provision for Non-Core Operation

In December 2006, the Company recorded a provision relating to the indefinite closure of the I-joist mill in Juniper, New Brunswick, following notification from the mill's major customer that its contract would not be renewed. The provision of $13 million ($0.06 per share) consisted of asset writedowns of $12 million and severances and other costs of $1 million. Earnings and balance sheet information relating to these assets follows:

	2006	2005
Net sales	$35	$44
EBITDA	2	(1)
Operating working capital	2	9
Property, plant and equipment	–	13

Notwithstanding the writedown taken, efforts to find replacement customers for the mill's product continue.

Capitalization

Dividends

Dividends to common shareholders totalled $178 million in 2006 and $166 million in 2005 including the payment of a CAD $1.00 per share special dividend in each of the third quarter of 2006 and the second quarter of 2005. In addition to the special dividends, the Company paid a regular dividend of CAD $0.40 in both 2006 and 2005.

Preferred share dividends totalled $1 million in 2005. All of the outstanding preferred shares were redeemed in the second quarter of 2005 (see Capitalization – Preferred Share Redemption).

Purchase of Common Shares

In 2006, the Company purchased and cancelled 2.7 million common shares at a cost of $29 million under a share repurchase program that expired on November 1, 2006. The share repurchase program was not renewed. In 2005, 5.7 million shares were purchased and cancelled at a cost of $54 million.

Preferred Share Redemption

During the second quarter of 2005, the Company redeemed all of the outstanding Class A Series I preferred shares at par (CAD $60 million). On redemption, a foreign exchange loss of $9 million was recorded as a charge to equity. This one-time charge did not impact earnings. However, the charge reduced earnings per share by $0.06 as it was included in the determination of earnings available to common shareholders, the numerator in the earnings per share calculation. Following the redemption, the Company's issued equity is comprised solely of common shares. The redemption eliminated the Company's financial obligation with the highest after-tax cost.
Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

Management's Discussion and Analysis	NORBORD
ANNUAL REPORT 2006
23

Repurchase of Long-term Debt

In 2005, the Company repurchased and cancelled $10 million of the 7 1/4% debentures due 2012 and unwound a corresponding amount of interest rate swaps. The premium paid on repurchase was offset by the recognition of gains on the interest rate swaps.

Selected Quarterly Information
				2006				2005
(US $ millions, except per share	4th	3rd	2nd	1st	4th	3rd	2nd	1st
information, unless otherwise noted)	Qtr	Qtr	Qtr	Qtr	Qtr	Qtr	Qtr	Qtr

Key Performance Metrics
Return on equity (ROE)	(1)%	6%	27%	43%	41%	38%	45%	62%
Return on capital employed (ROCE)	8%	15%	33%	46%	45%	41%	53%	65%
Cash provided by operating activities	54	37	70	30	121	55	98	40
Cash provided by operating
activities per share	0.37	0.26	0.49	0.21	0.83	0.38	0.67	0.26

Net Sales and Earnings
Net sales	259	291	334	368	351	338	369	404
EBITDA	22	35	79	111	110	100	128	157
Earnings	(1)	7	33	58	52	45	67	84
Per Common Share
Earnings
Basic	–	0.05	0.23	0.40	0.36	0.31	0.39	0.56
Diluted	(0.01)	0.05	0.23	0.40	0.36	0.31	0.39	0.55

Key Statistics
OSB shipments (MMsf–3/8")	1,083	1,076	1,048	1,082	1,021	1,062	1,040	1,013
Average OSB price – North Central
($/Msf–7/16")	166	181	238	285	317	303	297	364
Average OSB price – Europe ( €/m3)	219	213	204	197	182	190	208	214

The price of North American OSB is the primary factor affecting the comparability of Norbord's results over the past eight quarters. Fluctuations in earnings during that time mirror fluctuations in the price of OSB in North America. The Company estimates the annualized impact of a $10 per Msf (7/16-inch basis) change in the North American OSB price on EBITDA in 2006 was approximately $30 million or approximately $0.14 per share. Regional pricing variations, particularly in the US South, make the North Central benchmark price a useful, albeit imperfect, proxy for overall North American OSB pricing. Further, the pricing lag effect of maintaining an order file, premiums obtained on value added products, and volume and trade discounts cause realized prices to differ from the benchmark.

Norbord has a relatively low exposure to the Canadian dollar due to a comparatively small manufacturing base in Canada, comprising 13% of its panel production capacity. The Company estimates the unfavourable impact of a US one-cent increase in the Canadian dollar to negatively impact annual earnings by approximately $1 million or less than $0.01 per share.
Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

NORBORD	Management's Discussion and Analysis
ANNUAL REPORT 2006
24

Quarterly results are also impacted by seasonal factors such as weather and building activity. Market demand varies seasonally, as building activity and repair and renovation work, the principal end use for Norbord's products, are generally stronger in the spring and summer months. Adverse weather can also limit access to logging areas, which can affect the supply of fibre to Norbord's operations. Shipment volumes and commodity prices are affected by these factors as well as by global supply and demand conditions.

One-time items that had a significant impact on fourth quarter 2006 results include pre-tax income of $7 million ($0.03 per share) due to softwood lumber duty refunds, the $13 million provision ($0.06 per share) for non-core operation and tax recovery of $4 million ($0.03 per share) due to the resolution of several income tax audit items relating to prior taxation years. Foreign exchange on the redemption of preferred shares had a $0.06 per share negative impact in the second quarter of 2005.

Fourth Quarter Results

In the fourth quarter of 2006, results were driven by North American OSB prices which continued their downward trend in the quarter. Average North American OSB benchmark pricing for the fourth quarter was $166 per Msf (7/16-inch basis), 50% below the fourth quarter of 2005. Return on capital employed (ROCE) was 8% on an annualized basis for the quarter, compared to 15% and 45% for the third quarter of 2006 and the fourth quarter of 2005, respectively. ROCE is a measure of financial performance, focusing on cash generation and the efficient use of capital.

A loss of $1 million was generated in the fourth quarter as compared to income of $7 million in the previous quarter and income of $52 million in the fourth quarter of 2005. EBITDA of $22 million was generated in the fourth quarter of 2006, versus $35 million in the previous quarter and $110 million in the fourth quarter of 2005. The primary driver of the change in earnings and EBITDA is the change in North American OSB price. EBITDA changes are summarized in the variance table below. EBITDA margins were 8% in the quarter, compared to 12% for the previous quarter and 31% in the fourth quarter of 2005.

EBITDA Variance
(US $ millions)	4th Qtr 2006 vs. 3rd Qtr 2006	4th Qtr 2006 vs. 4th Qtr 2005
EBITDA – current period	$22	$22
EBITDA – comparative period	35	110
Variance	$(13)	$(88)
Mill nets(1)	$(27)	$(121)
Volume(2)	1	14
Key input prices(3)	(9)	(6)
Key input usage(3)	(1)	2
Other(4)	23	23
	$(13)	$(88)

(1)    The mill net variance represents the change in realized pricing across all products. Mill net is calculated as net sales divided by shipment volume.

(2)    The volume variance represents the of shipment volume changes across all products.

(3)    Key inputs include fibre, resin and energy.

(4)    Other category covers all remaining variances including labour and benefits, supplies and maintenance, the impact of foreign exchange, and the $7 million refund of softwood lumber duty received in the fourth quarter of 2006.
Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

Management's Discussion and Analysis	NORBORD
ANNUAL REPORT 2006
25

Common Shares

At January 31,2007, there were 143.8 million common shares outstanding.

The weighted average number of common shares outstanding in the year has decreased 2% over the prior year. This decrease is principally due to share repurchases and has resulted in an improvement to earnings per share of approximately $0.02 per share.

Under the Dividend Reinvestment Plan, 1.4 million common shares were issued in 2006 compared to 0.5 million in 2005. The share repurchase program under which the Company purchased and cancelled 2.7 million common shares during the year expired November 1,2006 and was not renewed.

Shares issued under the Company's stock option plan totalled 0.3 million in 2006, generating proceeds of $1 million. Options on 0.7 million shares were exercised during 2005. Options on 1.8 million shares were outstanding at year-end 2006, with 38% vested. During the year, the exercise price on all outstanding options was decreased by CAD $1.00 to reflect the payment of a special dividend (CAD $1.00). The exercise price for these options ranges from CAD $0.01 to CAD $11.13, with expiry at various dates to 2015.

The following table summarizes common share information for each of the past five years.

Common Share Information as at December 31	2006	2005	2004	2003	2002
Shares outstanding (millions)	143.7	144.8	149.3	148.2	144.5
Dividends (US $ millions)	$178	$166	$166	$43	$36
Book value (US $ per share)	$3.02	$3.61	$3.42	$5.79	$5.30
Market price at year-end (CAD $ per share)	$8.91	$12.25	$12.40	$10.85	$8.25
Dividend yield(1)	4.5%	3.3%	3.2%	3.7%	4.8%

(1)    Calculated based on year-end closing share price and annual dividend excluding the special dividends of CAD $1.00 per share paid in each of the past three years.

Norbord's total shareholder return during 2006 was a loss of 16% as the CAD $1.40 in regular and special dividend payments were offset by a decline in share price. The average daily volume traded during 2006 was 0.5 million shares as compared to 0.4 million shares in 2005.

Transactions with Related Parties

The Company's major shareholder has various interests over which it has control or otherwise has significant influence (a "related company" or, collectively, "related companies").

In 2006 and 2005, the Company provided certain administrative services to a related company which were charged on a cost recovery basis. In addition, the Company periodically engages the services of related companies for various financial, real estate and other business advisory services. In 2006, the fees for these services were less than $1 million and were charged at market rates.

In 2006, the Company received a $3 million payment from a related company as final consideration pursuant to a 1999 Asset Purchase Agreement. The payment was contingent on the completion of an expansion project. In addition, Norbord paid $1 million to this related company for certain costs for which Norbord provided an indemnity under the same 1999 Asset Purchase Agreement. Total estimated future costs related to this indemnification total $1 million and are included in other liabilities in the consolidated balance sheet.
Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

NORBORD	Management's Discussion and Analysis
ANNUAL REPORT 2006
26

Financial Policies

Capital Allocation

Norbord considers effective capital allocation to be critical to its success. Capital is invested only when Norbord expects returns to exceed pre-determined thresholds, taking into consideration both the degree and magnitude of the relative risks and rewards and, if appropriate, strategic considerations in the establishment of new business activities or maintenance of existing business activities. Post-investment reviews are conducted on capital investment decisions to assess the results against planned project returns.

Liquidity

Norbord strives to maintain sufficient financial liquidity at all times in order to participate in attractive investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances.

At year-end, Norbord had $156 million of unutilized committed unsecured revolving credit facilities with six international financial institutions available to support short-term liquidity requirements.

Credit Ratings

Debt ratings within investment grade categories are a key objective of Norbord's financing strategy and provide for long-term access to public and private capital markets on attractive terms. Current ratings on Norbord's senior unsecured debentures are:
	Dominion Bond	Standard & Poor's	Moody's
	Rating Service	Ratings Services	Investors Service
Rating	BBB	BBB	Baa3
Outlook	Stable	Negative	Negative

Ratings on the debentures have been investment grade since 1992.

Use of Financial Instruments

Norbord uses derivative financial instruments solely for the purpose of managing its interest rate, foreign exchange and commodity price exposures, as further detailed in the Risks and Uncertainties section. These activities are governed by Board-approved financial policies that cover risk identification, tolerance, measurement and reporting. Derivative transactions are executed only with approved highly rated counterparties under master netting agreements. Derivative contracts that are deemed to be highly effective in offsetting changes in the fair value, net investment or cash flows of hedged items are designated as hedges of specific exposures and, accordingly, all gains and losses on these instruments are recognized in the same manner as the item being hedged.
Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

Management's Discussion and Analysis	NORBORD
ANNUAL REPORT 2006
27

Significant Accounting Policies and Estimates

Revenue Recognition

Net sales are recognized when the risks and rewards of ownership pass to the purchaser. This is generally when goods are shipped. Sales are recorded net of third-party transportation and discounts.

Sales are governed by contract or by standard industry terms. Revenue is not recognized prior to the completion of those terms. The majority of product is shipped via third-party transport on a freight-on-board shipping basis. In all cases, product is subject to quality testing by the Company to ensure it meets applicable standards prior to shipment.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost, including capitalized interest. Government capital grants and investment tax credits received reduce the cost of related assets. Property, plant and equipment acquired in a business acquisition are recorded at fair value. Property, plant and equipment are depreciated on a straight-line basis. The rates of depreciation are intended to fully depreciate manufacturing and non-manufacturing assets over the following periods, which approximate their useful lives.

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

Defined Benefit Pension Plans

Norbord's defined benefit pension plans are funded in accordance with all applicable regulatory requirements. Norbord's obligations under its defined benefit pension plans are determined periodically through actuarial valuations, which are the basis for calculating pension expense. The weighted average assumed return on assets is 7.8%, which is based on management's best estimate of the long-term expected rate of return on plan assets, including consideration of asset mix, equity risk premium and active investment management premium. The weighted average discount rate used to value year-end 2006 accrued benefit obligations is 5.0%, which is based on the market yield of high-quality corporate bonds of similar duration to the pension plan liabilities.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

NORBORD	Management's Discussion and Analysis
ANNUAL REPORT 2006
28

At December 31, 2006, defined benefit pension plan assets were $49 million (2005 – $41 million) while the accrued benefit obligations were $69 million (2005 – $65 million), yielding an unfunded liability of $20 million (2005 – $24 million). Defined benefit pension expense for the year was $2 million (2005 – $3 million) and defined benefit employer contributions were $5 million (2005 – $1 million). Norbord anticipates 2007 net pension expense and employer contributions will be in line with 2006 levels.

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

Stock-Based Compensation

The Company accounts for stock options using the fair value method. Under this method, compensation expense for options is measured at the grant date using the Black-Scholes option pricing model and recognized on a straight-line basis over the vesting period. In both 2006 and 2005, the Company recognized $1 million in compensation expense related to stock options.

Accounting Developments

In 2005, the CICA issued new accounting standards comprising handbook sections 3855, "Financial Instruments – Recognition and Measurement," 3865, "Hedges," and 1530, "Comprehensive Income" which will become effective for Norbord beginning in the first quarter of 2007.

These standards impact the measurement and presentation of financial instruments in the financial statements. The new standards also introduce the concept of other comprehensive income which will be included on the consolidated balance sheets as a separate component of shareholders' equity.

The changes in carrying value of financial instruments as a result of adopting these new standards, if any, will be recognized in opening retained earnings in the first quarter of 2007. The Company is currently evaluating the impact of adopting these standards.

Risks and Uncertainties

Norbord is exposed to a number of risks in the normal course of its business that have the potential to affect the operating performance of the Company. A discussion of some of the major risks and uncertainties follows.

Product Price Sensitivities

Oriented strand board (OSB) accounts for more than 75% of Norbord's panel production capacity. The price of OSB is one of the most volatile in the wood-based panels industry. Norbord's concentration in OSB increases Norbord's sensitivity to product pricing and will result in a high degree of sales and earnings volatility.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

Management's Discussion and Analysis	NORBORD
ANNUAL REPORT 2006
29

Norbord's financial performance is principally dependent on the selling price of its products. The markets for most of Norbord's products are highly cyclical and are characterized by periods of supply and demand imbalance during which its product prices have tended to fluctuate significantly. In addition, since many of Norbord's products are used for new home construction, seasonal and annual weather changes can affect demand and sales volumes. These imbalances, which may affect different areas of Norbord's business at different times, are influenced by numerous factors that are beyond Norbord's control and include changes in global and regional production capacity for a particular product or group of products; changes in the end use of those products or the increased use of substitute products; and the overall level of economic activity in the regions in which Norbord conducts business. Norbord has been negatively affected in the past by declines in product pricing and has occasionally taken market-related production downtime.

Based on operating at capacity, the following table shows the approximate annualized impact of changes in product prices on EBITDA.
		Impact on
	Sensitivity	EBITDA
	Factor	($ millions)
OSB – North America	$10 per Msf–7/16"	$36(1)
OSB – Europe	€ 10 per m3	7
Other panels	$10 per Msf–7/16"	12
(1) Calculated assuming the second OSB line at Cordele is fully ramped up. The sensitivity before taking account of the Cordele expansion was $30 million.

Norbord is exposed to commodity price risk on its products and monitors market developments. No liquid futures markets exist for the majority of Norbord's commodity outputs. Norbord is authorized to hedge a portion of its commodity price exposure up to Board-approved limits in order to reduce the potential negative impact of falling commodity output prices. Should Norbord decide to hedge any of this exposure, it will hedge physically with customers and, if that is unfeasible, purchase financial hedges where liquid markets exist.

Competition

The wood-based panels industry is a highly competitive business environment in which companies compete, to a large degree, on the basis of price. Norbord's principal market is the United States where it competes with North American and, in some instances, foreign producers. Norbord's European operations compete primarily with other European producers. Certain competitors may have lower-cost facilities than Norbord. Norbord's ability to compete in these and other markets is dependent on a variety of factors such as manufacturing costs, continued free access to markets, customer service, product quality, financial resources and currency exchange rates. As a result of this risk, a central element of Norbord's strategy is to endeavour to maintain assets that are high quality, well located and low cost. In addition, competitors could develop new cost-effective substitutes for Norbord's wood-based panels, or building codes could be changed to make the use of Norbord's products less attractive for certain applications.
Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

NORBORD	Management's Discussion and Analysis
ANNUAL REPORT 2006
30

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

Norbord is exposed to commodity price risk on manufacturing inputs and monitors market developments in all commodity prices to which it is materially exposed. No liquid futures markets exist for the majority of Norbord's commodity inputs but, where possible, Norbord will hedge a portion of its commodity price exposure up to Board-approved limits in order to reduce the potential negative impact of rising commodity input prices. Should Norbord decide to hedge any of this exposure, it will hedge physically with suppliers and, if that is unfeasible, purchase financial hedges where liquid markets exist.

At January 31, 2007, Norbord has hedged approximately 30% of its 2007 expected natural gas consumption by locking in the price directly with its suppliers. Approximately 55% of Norbord's electricity is purchased in regulated markets and Norbord has hedged approximately 25% of its 2007 deregulated electricity consumption. More than 65% of Norbord's energy requirements are met with biomass.

Fibre Resource

As Norbord does not own any timberland, it purchases timber, wood chips and other wood fibre as well as recycled materials on the open market in competition with other users of such resources where prices are influenced by factors beyond Norbord's control.

Norbord's wood fibre supply comes from several different sources. In the US, roundwood logs are primarily sourced from private and industry-owned woodlands. The MDF mill also purchases woodchips and sawdust from local sawmills. In Europe wood fibre is purchased from government-owned and private landowners. Fibre for OSB comes from roundwood logs while the MDF and particleboard mills source fibre in the form of roundwood logs, woodchips, sawdust and recycled wood. Norbord's Quebec and Ontario mills hold forestry licences and agreements to source approximately 880,000 cubic metres of poplar and birch from Crown timberland in those provinces. Most of this volume is harvested and delivered by third parties that also hold licences to operate in these areas.

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

Litigation

Norbord and eight other North American OSB producers have been named as defendants in several lawsuits filed in the United States District Court for the Eastern District of Pennsylvania. The lawsuits allege that these nine North American OSB producers violated United States and various state antitrust and other laws by allegedly agreeing to fix prices and reduce the supply of OSB from June 1,2002 through the present.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

Management's Discussion and Analysis	NORBORD
ANNUAL REPORT 2006
31

The named plaintiffs seek to have the cases certified as class actions. One group of plaintiffs seeks to certify a class of persons and entities that purchased OSB in the United States directly from any of the named North American OSB producers between June 1, 2002 and the present. Other plaintiffs seek to certify one or more classes of persons and entities that purchased OSB in various states and the District of Columbia indirectly between June 1, 2002 and the present.

Norbord believes that the lawsuits are entirely without merit and intends to defend this matter vigorously. However, the lawsuits are in their early stages, the outcome of litigation is subject to inherent uncertainties and an adverse outcome to these litigations has the potential to materially and adversely affect Norbord's business, financial condition and results of operations.

Labour Relations

Norbord's US employees are non-unionized while its UK, Belgian and most of its Canadian employees are unionized – representing just under one-half of the workforce. All but one of Norbord's UK and Belgian union contracts are evergreen. Norbord's Cowie and Canadian union contracts typically cover a three- to five-year term. No labour union contracts expired in 2006 and contracts covering employees at our Val-d'Or, Quebec, and Cochrane, Ontario, mills expire during 2007. Norbord believes it will be able to negotiate acceptable contracts upon expiry, but strikes or work stoppages could result if Norbord is unable to do so.

Environmental Matters

Norbord's operations are subject to a range of general and industry-specific environmental laws and regulations relating to air emissions, wastewater discharges, solid and hazardous waste management, plant and wildlife protection, and site remediation. Norbord believes that all of its facilities are in substantial compliance with these matters. Failure to comply with applicable environment laws and regulations could result in fines, penalties or other enforcement actions which could impact Norbord's production capacity or increase Norbord's production costs.

Maximum Achievable Control Technology (MACT) regulations, designed to reduce hazardous air emissions, took effect in the US in 2004. The new standards apply to more than 200 mills manufacturing plywood, OSB, MDF, particleboard and other wood composite panels. Existing mills are required to demonstrate compliance by October 2008.

In 2004 and 2005, $29 million in emission control equipment was installed at the Nacogdoches; Bemidji, Minnesota and Deposit, New York mills to meet state requirements and increase production. With these investments, the Company believes that all US mills with the exception of the original Cordele line meet the compliance requirements of the MACT standards. Where necessary, permit applications will be submitted in 2007 to finalize compliance requirements. In 2008, a capital investment of $8 million may be required to bring the original Cordele line into compliance.

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
See the cautionary statement contained in the Forward-Looking Statements section.

NORBORD	Management's Discussion and Analysis
ANNUAL REPORT 2006
32

In Europe, regulations to control the risks of fire and explosion came into force in 2004 (the UK's Dangerous Substances and Explosive Atmosphere (DSEAR) regulations and Europe's Explosive Atmosphere (ATEX) Directive). In the UK, most compliance work was completed in 2006, with final minor upgrades scheduled in early 2007. In Genk, compliance work began in 2006 and will be completed during 2007 and 2008. To date, the Company's European operations have invested approximately $6 million in equipment and controls to comply with the regulations.

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

Norbord's foreign exchange exposure arises from the following sources:

•       Net investments in self-sustaining foreign operations, limited to Norbord's investment in its European operations

•       Net Canadian dollar-denominated monetary assets and liabilities

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

In 2006, Norbord was negatively impacted by the strengthening Canadian dollar, realizing an average exchange rate, relative to the US dollar, of US $0.882 (2005 – US $0.825) on its Canadian dollar costs.

The Euro was essentially flat versus the Pound Sterling with an average rate of £0.682 during 2006 and £0.684 during 2005, ending the year at £0.674.

There were no Canadian dollar cost hedges or Euro revenue hedges outstanding at December 31, 2006. Each US one-cent change in the value of the Canadian dollar impacted annualized after-tax earnings by approximately $1 million in 2006. Each Pound Sterling one-pence change in the value of the Euro impacted after-tax earnings by approximately £1 million in 2006.
Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

Management's Discussion and Analysis	NORBORD
ANNUAL REPORT 2006
33

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President and Chief Executive Officer (CEO) and the Executive Vice President and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure.

An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2006 by Norbord's management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that Norbord's disclosure controls and procedures as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings, and in Rule 13a-15(e) under the Securities Exchange Act of 1934 are effective.

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and compliance with Canadian generally accepted accounting principles. There have been no changes in Norbord's internal control over financial reporting during the year ended December 31, 2006, that have materially affected or are reasonably likely to materially affect its internal control over financial reporting.

Norbord's management, including the CEO and CFO, has evaluated the design of the Company's internal control over financial reporting using the framework and criteria established in "Internal Control – Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that the design of internal control over financial reporting was effective as of December 31,2006.

Section 404 of the Sarbanes Oxley Act requires that a report on management's assessment of the effectiveness of internal controls over financial reporting be issued and that management's assessment be independently audited by the shareholders' auditors. Under rules as currently written and Norbord's status under US securities law, the timetable for Norbord to meet these requirements is December 31, 2007 for management's assessment of the effectiveness of internal controls over financial reporting and December 31,2008 for the independent audit of management's assessment. Based on the work done to date, the Company expects it will be able to comply with these requirements.

Outlook for 2007

Market statistics for new home sales activity and inventories indicate the US housing market may be bottoming, however, many industry forecasts predict that US housing starts will remain below the five-year average of 1.9 million starts during 2007. Industry forecasts also predict that spending on repair and remodelling will remain close to 2006 levels. Since housing starts account for about 55% of North American structural panel demand, Norbord expects that the slower new home construction market will drive lower structural panel consumption in 2007. OSB currently constitutes approximately 62% of North American structural panel usage, and Norbord anticipates further OSB substitution for plywood during this down cycle.

New North American OSB capacity started ramping up during 2006. The Company expects this will continue through the next two years. The impact of this new capacity should be tempered by the fact that some of Norbord's competitors have announced permanent and temporary market-related downtime at existing structural panel mills as well as slowdowns in new capacity construction.
Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

NORBORD	Management's Discussion and Analysis
ANNUAL REPORT 2006
34

With slower housing starts and new OSB capacity ramping up, North American OSB prices are expected to remain below trend levels through 2007.

The Company expects that the European construction market, which drives demand for Norbord's OSB and particleboard products in Europe, will continue expanding in 2007. The improving economic climates in Germany, which accounts for about one-third of European panel demand, and eastern Europe are the principal drivers of this expansion. Norbord also expects that improving retail spending in Europe should improve demand for Norbord's European MDF and value-added furniture products, which are used principally in home furnishings and fixtures.

Norbord anticipates that its global OSB production will increase by more than 10% in 2007, as a result of the ramp-up of the second line at Cordele and productivity improvements at existing mills. Further, Norbord expects production of value-added products, which account for about one-quarter of Norbord's North American OSB sales volume to grow by 20% versus 2006 levels.

Capital investment in 2006 and 2005 reflects the construction of the second line at Cordele. Capital investment for 2007 is currently estimated at $30 million, which includes the completion of the biomass heat energy systems at Genk and Nacogdoches. If market conditions warrant, capital investment could be increased to $40 million, or 40% of depreciation.

Summary

Norbord believes that it will benefit from its geographic diversification strategy in 2007 as weaker North American OSB results are expected to be partially offset by stronger European panel results. The Company believes it is one of the lowest-cost OSB producers in North America, and with significant liquidity available, management is confident the Company is well positioned to weather the down cycle in North America.

The Company believes the fundamentals supporting demand for structural panels remain strong and it is committed to the strategy of pursuing growth in OSB through operational efficiency, strategic expansion of existing assets, well-priced and well-timed acquisitions, and investment in low-risk, high-return capital projects. Norbord believes this strategy should serve shareholders well in the future.

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
See the cautionary statement contained in the Forward-Looking Statements section.

Management's Discussion and Analysis	NORBORD
ANNUAL REPORT 2006
35

EBITDA is earnings from continuing operations before interest, premium on early extinguishment of debt, provision for non-core operation, income tax, depreciation and amortization. Norbord views EBITDA as a measure of gross profit and interprets EBITDA trends as an indicator of relative operating performance. EBITDA is presented as a useful indicator of a company's ability to incur and service debt and meet capital expenditure requirements. The following table reconciles EBITDA to the nearest comparable GAAP measure:

(US $ millions)	2006	2005	2004	2003	2002
Earnings	$97	$248	$326	$126	$13
Less: Earnings from discontinued operations	–	–	6	40	(6)
Add: Premium on early extinguishment of debt, net	–	–	9	–	–
Add: Provision for non-core operation	13	–	–	–	–
Add: Interest expense	29	30	31	37	37
Less: Interest and other income	(3)	(5)	(6)	(5)	(6)
Add: Income tax	17	133	183	91	(20)
Add: Depreciation	94	89	82	76	71
EBITDA	$247	$495	$631	$365	$89

EBITDA margin (%) is EBITDA as a percentage of net sales.

Operating working capital is accounts receivable plus inventory less accounts payable and accrued liabilities.

Total working capital is operating working capital plus cash and cash equivalents.

Capital employed is the sum of property, plant and equipment, operating working capital and other assets less any unrealized balance sheet losses included in other liabilities. The following table reconciles capital employed to the nearest comparable GAAP measure:

(US $ millions)	2006	2005	2004	2003	2002
Property, plant and equipment	$1,008	$921	$927	$833	$857
Accounts receivable	163	145	150	115	84
Inventory	98	99	90	66	61
Accounts payable and accrued liabilities	(228)	(225)	(238)	(187)	(145)
Other assets	7	4	5	6	66
Unrealized net investment hedge losses(1)	(25)	–	(16)	(16)	(1)
Capital employed	$1,023	$944	$918	$817	$922
(1) Included in other liabilities.

ROCE (return on capital employed) is EBITDA divided by average capital employed. ROCE is a measurement of financial performance, focusing on cash generation and the efficient use of capital.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

NORBORD	Management's Discussion and Analysis
ANNUAL REPORT 2006
36

ROE (return on common equity) is earnings available to common shareholders (earnings less preferred share dividends) divided by common shareholders' equity. ROE is a measure for common shareholders to determine how effectively their money is being employed.

Total shareholder return assumes the reinvestment of all dividends in shares of Norbord. The 2004 return assumes the shares of Fraser Papers received in the distribution were disposed on the first day of trading with the reinvestment of the proceeds in Norbord shares.

Net debt is long-term debt including the current portion and bank advances less cash and cash equivalents. Net debt is a useful indicator of a company's debt position. The following table reconciles net debt to the nearest comparable GAAP measure:

(US $ millions)	2006	2005	2004	2003	2002
Long-term debt	$480	$440	$450	$657	$658
Current portion of long-term debt	–	–	1	2	153
Bank advances	–	–	–	–	1
Cash and cash equivalents	(20)	(155)	(215)	(177)	(67)
Net debt	$460	$285	$236	$482	$745

Net debt to capitalization, book basis is net debt divided by the sum of net debt and shareholders' equity. Net debt to capitalization, book basis is a measure of a company's relative debt position. Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet.

Net debt to capitalization, market basis is net debt divided by the sum of net debt and market capitalization. Market capitalization is the number of common shares outstanding at period end multiplied by the trailing 12-month average per share market price. Market basis capitalization is intended to correct for the low historical book value of Norbord's asset base relative to its fair value. Net debt to capitalization, market basis is a key measure of a company's relative debt position and Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. While the Company considers both book and market basis metrics, the Company believes the market basis to be superior to the book basis in measuring the true strength and flexibility of its balance sheet.

Book value per share is common shareholders' equity divided by common shares outstanding.

Some of the statements included in this MD&A constitute forward-looking statements that are based on various assumptions and are subject to various risks.
See the cautionary statement contained in the Forward-Looking Statements section.

Management's Discussion and Analysis	NORBORD
ANNUAL REPORT 2006
37

Forward-Looking Statements

This document includes forward-looking statements, as defined by applicable securities legislation. Often, but not always, forward-looking statements can be identified by the use of words such as "believes," "expects," or "does not expect," "is expected," "targets," "outlook," "plans," "scheduled," "estimates," "forecasts," "intends," "anticipates" or "does not anticipate" or variations of such words and phrases or statements that certain actions, events or results "may," "could," "would," "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Examples of such statements include, but are not limited to, comments with respect to: (1) outlook for the markets for products; (2) expectations regarding future product pricing; (3) the outlook for operations; (4) expectations regarding mill capacity and production volumes; (5) objectives; (6) strategies to achieve those objectives; (7) expected financial results; (8) sensitivity to changes in product prices, such as the price of OSB; (9) sensitivity to key input prices, such as the price of natural gas; (10) sensitivity to changes in foreign exchange rates; (11) Margin Improvement Program targets; (12) expectations regarding income tax rates; (13) expectations regarding compliance with environmental regulations; (14) expectations regarding contingent liabilities and guarantees, including the outcome of pending litigation; and (15) expectations regarding the amount, timing and benefits of capital investments.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1) assumptions in connection with the economic and financial conditions in the United States, Europe, Canada and globally; (2) risks inherent with product concentration; (3) effects of competition and product pricing pressures; (4) outcome of the OSB class action lawsuits; (5) risks inherent with customer dependence; (6) effects of variations in the price and availability of manufacturing inputs including continued access to fibre resources at competitive prices; (7) various events which could disrupt operations, including natural events and ongoing relations with employees; (8) impact of changes to or non-compliance with environmental regulations; (9) impact of any product liability claims in excess of insurance coverage; (10) risks inherent with a capital intensive industry; (11) impact of future outcome of certain tax exposures; and (12) effects of currency exposures and exchange rate fluctuations.

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
See the cautionary statement contained in the Forward-Looking Statements section.

NORBORD	Management's Responsibility for the Financial Statements
ANNUAL REPORT 2006
38

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

January 23, 2007

J. Barrie Shineton	John Tremayne
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

Auditors' Report	NORBORD
ANNUAL REPORT 2006
39

Auditors' Report

To the Shareholders of Norbord Inc.

We have audited the consolidated balance sheets of Norbord Inc. as at December 31, 2006 and 2005 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Toronto, Canada
January 23, 2007

NORBORD	Consolidated Statements of Earnings and Retained Earnings
ANNUAL REPORT 2006
40

Consolidated Statements of Earnings and Retained Earnings

Years ended December 31
(US $ millions, except per share information)	2006	2005

Earnings
Net sales	$1,252	$1,462
Earnings before interest, income tax, depreciation and provision for non-core operation	247	495
Provision for non-core operation (note 8)	(13)	–
Interest and other income	3	5
Interest expense (note 4)	(29)	(30)
Earnings before income tax and depreciation	208	470
Depreciation	(94)	(89)
Income tax (note 9)	(17)	(133)
Earnings	$97	$248
Earnings per common share (note 7)
Basic	$0.68	$1.62
Diluted	$0.67	$1.61

Retained Earnings
Balance, beginning of year	$412	$387
Earnings	97	248
Common share dividends	(178)	(166)
Repurchase of common shares (note 6)	(26)	(47)
Redemption of preferred shares (note 6)	–	(9)
Preferred share dividends	–	(1)
Balance, end of year	$305	$412
(See accompanying notes)

Consolidated Statements of Cash Flows	NORBORD
ANNUAL REPORT 2006
41

Consolidated Statements of Cash Flows

Years ended December 31
(US $ millions)	2006	2005

Cash provided by (used for):
Operating Activities
Earnings	$97	$248
Items not affecting cash:
Provision for non-core operation (note 8)	13	–
Depreciation	94	89
Future income taxes (note 9)	11	11
Other items (note 10)	(15)	(5)
	200	343
Net change in non-cash working capital balances (note 10)	(9)	(29)
	191	314

Investing Activities
Capital investments	(160)	(115)
Other (note 10)	(11)	13
	(171)	(102)

Financing Activities
Dividends	(167)	(161)
Debt incurred (repaid) (note 4)	40	(1)
Repurchase of common shares (note 6)	(29)	(54)
Issue of common shares (note 6)	1	1
Redemption of preferred shares (note 6)	–	(47)
Repurchase of 7 1/4% debentures (note 4)	–	(10)
	(155)	(272)
Increase (decrease) in cash and cash equivalents	$(135)	$(60)

Cash and cash equivalents is comprised of:
Cash	$12	$14
Cash equivalents	8	141
	$20	$155
(See accompanying notes)

NORBORD	Consolidated Balance Sheets
ANNUAL REPORT 2006
42

Consolidated Balance Sheets

As at December 31
(US $ millions)	2006	2005

Assets
Current assets:
Cash and cash equivalents	$20	$155
Accounts receivable	163	145
Inventory (note 2)	98	99
Future income taxes (note 9)	3	4
	284	403

Property, plant and equipment (note 3)	1,008	921
Other assets	7	4
	$1,299	$1,328

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$228	$225

Long-term debt (note 4)	480	440
Other liabilities (note 5)	44	31
Future income taxes (note 9)	113	110
Shareholders' equity (note 6)	434	522
	$1,299	$1,328
(See accompanying notes)

On behalf of the Board:

Robert J. Harding	J. Barrie Shineton
Chair	President and Chief Executive Officer

Notes to the Consolidated Financial Statements	NORBORD
ANNUAL REPORT 2006
43

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

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles (GAAP) requires management to make estimates that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses during a period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits and investment grade money market securities and bank term deposits with a maturity of three months or less from the date of purchase. Cash and cash equivalents are recorded at cost, which approximates market value.

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

NORBORD	Notes to the Consolidated Financial Statements
ANNUAL REPORT 2006
44

Employee Future Benefits

Norbord sponsors various defined benefit and defined contribution pension plans, which cover substantially all employees and are funded in accordance with applicable plan and regulatory requirements. The benefits under Norbord's defined benefit pension plans are generally based on an employee's length of service and the final five years' average salary, and the plans do not provide for indexation of benefit payments. Norbord also provides non-pension post-retirement benefits consisting of health care benefits to eligible retirees of certain former businesses, which are funded on a pay-as-you-go basis.

The measurement date for all defined benefit plans is December 31. The obligations associated with Norbord's defined benefit plans are actuarially valued using the projected unit credit method pro rated on services, management's best estimate assumptions for expected investment performance, salary escalation and health care cost trend rates, and a current market discount rate. For the purpose of calculating the expected return on plan assets, those assets are measured at fair value. Prior service costs related to plan amendments and transitional assets are amortized on a straight-line basis over the estimated average remaining service lives (EARSL) of the employee groups. The net actuarial gains or losses in excess of 10% of the greater of the accrued benefit obligation and the fair value of plan assets are amortized on a straight-line basis over EARSL.

Revenue Recognition

Net sales are recognized when the risks and rewards of ownership pass to the purchaser. This is generally when goods are shipped. Sales are recorded net of third party transportation and discounts.

Sales are governed by contract or by standard industry terms. Revenue is not recognized prior to the completion of those terms. The majority of product is shipped via third-party transport on a freight-on-board shipping basis. In all cases, product is subject to quality testing by the Company to ensure it meets applicable standards prior to shipment.

Stock Options

The Company accounts for stock options using the fair value method. Under the fair value method, compensation expense for options is measured at the grant date using the Black-Scholes option pricing model and recognized in earnings on a straight-line basis over the vesting period.

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

Notes to the Consolidated Financial Statements	NORBORD
ANNUAL REPORT 2006
45

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

The Company is exposed to credit risk in the event of non-performance by its derivatives counterparties. However, the Company's Board-approved financial policies require that derivative transactions be executed only with approved highly rated counterparties under master netting agreements; therefore, the Company does not anticipate any non-performance.

Note 2. Inventory
	2006	2005
Raw materials	$34	$36
Finished goods	36	37
Operating and maintenance supplies	28	26
	$98	$99

NORBORD	Notes to the Consolidated Financial Statements
ANNUAL REPORT 2006
46

Note 3. Property, Plant and Equipment

			2006			2005
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value
Buildings	$263	$99	$164	$250	$84	$166
Production equipment	1,560	716	844	1,368	613	755
	$1,823	$815	$1,008	$1,618	$697	$921

Included in property, plant and equipment is construction in progress of $16 (2005 – $51). During the year, $7 (2005 – $1) of interest was capitalized.

Note 4. Long-Term Debt

	2006	2005
8 1/8% debentures due 2008	$200	$200
7 1/4% debentures due 2012	240	240
Other debt	40	–
	$480	$440

Maturities of long-term debt at December 31, 2006 were: 2007 – nil; 2008 – $200; 2009 – nil; 2010 – $40; 2011 – nil; and subsequent – $240.

The Company has committed unsecured revolving bank lines of $200 that mature in 2010, bear interest at money market rates plus a margin that varies with the Company's credit rating, and contain certain financial covenants which the Company must comply with on a quarterly basis. At December 31, 2006, $44 of these lines were utilized; $40 drawn as cash and $4 drawn for letters of credit. The balance of $156 is available to support short-term liquidity requirements.

At December 31, 2006, the Company had $365 (2005 – $365) of interest rate swaps outstanding. The terms of these swaps correspond to the terms of the underlying debentures. In 2005, the Company repurchased and cancelled $10 of the 7 1/4% debentures due 2012 and unwound a corresponding amount of interest rate swaps. The premium paid on repurchase was offset by the recognition of gains on the interest rate swaps.

The effective interest rate on the Company's debt-related obligations including the impact of the interest rate swaps was 7.7% at December 31, 2006 (2005 – 7.2%). The aggregate fair value of the Company's debt was $493, consisting of debt of $494 and gains on interest rate swaps of $1.

Interest expense on long-term debt for the year, including the impact of interest rate swaps, was $29 (2005 – $30). Total interest paid during the year was $42 (2005 – $36).

Note 5. Other Liabilities
	2006	2005
Unrealized net investment hedge losses (note 12)	$25	$–
Deferred interest rate swap gains	11	19
Accrued pension and post-retirement benefits (note 11)	4	6
Other liabilities	4	6
	$44	$31

Notes to the Consolidated Financial Statements	NORBORD
ANNUAL REPORT 2006
47

The unrealized net investment hedge losses are offset by unrealized gains on the underlying exposures being hedged.

Note 6. Shareholders' Equity
	2006	2005
Capital stock:
Common shares	$127	$118
Retained earnings	305	412
Cumulative translation adjustment	2	(8)
	$434	$522

As at December 31, 2006, the authorized capital stock of the Company was as follows:

– Class A preferred shares, an unlimited number.
– Class B preferred shares, an unlimited number.
– Non-voting participating shares, an unlimited number.
– Common shares, an unlimited number.

Summary of common share transactions:
		2006		2005
	Shares	Amount	Shares	Amount
Balance, beginning of year	144,781,477	$118	149,283,888	$118
Dividend reinvestment plan	1,386,644	11	462,579	6
Issue of common shares	302,360	1	681,120	1
Repurchase of common shares	(2,724,600)	(3)	(5,646,110)	(7)
Balance, end of year	143,745,881	$127	144,781,477	$118

In 2005, the Company redeemed all of the outstanding Class A series I preferred shares at par value (CAD $60). On redemption, a foreign exchange loss of $9 was recorded as a charge to retained earnings.

The Company declared a special dividend of CAD $1.00 per common share which was paid on July 14, 2006. In 2005, the Company declared a special dividend of CAD $1.00 per common share which was paid on May 20, 2005.

Under the Company's stock option plan, the Board of Directors of the Company may issue stock options to certain directors and employees of the Company. These options vest over a five-year period and expire 10 years from the date of issue. Included in cost of sales is $1 (2005 – $1) related to these options. During the year, the exercise price on all outstanding options was decreased by CAD $1.00 (2005 – CAD $1.00) to reflect the payment of the special dividend.

NORBORD	Notes to the Consolidated Financial Statements
ANNUAL REPORT 2006
48

The following table summarizes the changes in options outstanding during the year:

		2006		2005
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
		Price		Price
	Options	(CAD $)	Options	(CAD $)
Balance, beginning of year	1,719,680	$5.13	2,065,700	$3.61
Options granted	415,300	12.13	456,700	11.77
Options exercised	(302,360)	2.04	(681,120)	2.26
Exercise price adjustment	–	(1.00)	–	(1.00)
Options cancelled	(46,700)	4.15	(121,600)	2.10
Balance, end of year	1,785,920	$6.31	1,719,680	$5.13
Exercisable at year end	677,972	$2.83	603,604	$2.09

The following table summarizes the weighted average exercise price and the weighted average remaining contractual life of the options outstanding at December 31, 2006:
		Options Outstanding		Options Vested
		Weighted	Weighted		Weighted
		Average	Average		Average
		Remaining	Exercise		Exercise
Range of Exercise		Contractual	Price		Price
Prices (CAD $)	Options	Life	(CAD $)	Options	(CAD $)
$0.01	109,100	3.76	$0.01	109,100	$0.01
$0.32–$0.54	204,340	5.26	0.51	157,472	0.51
$0.84–$1.17	206,380	4.97	0.93	151,460	0.97
$1.79–$2.59	12,800	0.27	2.09	12,800	2.09
$3.83	297,700	7.08	3.83	119,080	3.83
$8.73–$11.13	955,600	8.45	10.25	128,060	9.45
	1,785,920	7.11	$6.31	677,972	$2.83

Notes to the Consolidated Financial Statements	NORBORD
ANNUAL REPORT 2006
49

Note 7. Earnings per Common Share

Earnings per common share were calculated as follows:
	2006	2005
Earnings available to common shareholders:
Earnings	$97	$248
Less: Preferred share dividends	–	(1)
Less: Foreign exchange on preferred share redemption	–	(9)
	$97	$238
Common shares (millions):
Weighted average number of common shares outstanding	143.4	146.7
Stock options	0.5	0.9
Diluted number of common shares	143.9	147.6
Earnings per common share:
Basic	$0.68	$1.62
Diluted	$0.67	$1.61

Stock options issued under the Company's stock option plan (note 6) were included in the calculation of diluted number of common shares to the extent the exercise price of those options was less than the average market price of the Company's common shares during the year.

Note 8. Provision for Non-Core Operation

In December 2006, the Company recorded a provision relating to the indefinite closure of an I-joist mill in Juniper, New Brunswick following notification from the mill's major customer that its contract would not be renewed. The provision of $13 consisted of asset writedowns of $12 and the accrual of severances and other costs of $1.

Note 9. Income Tax

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities in the financial statements and the amounts used for income tax purposes.

Income tax expense comprises the following:
	2006	2005
Current income tax expense	$6	$122
Future income tax expense	11	11
Income tax expense	$17	$133

NORBORD	Notes to the Consolidated Financial Statements
ANNUAL REPORT 2006
50

The differences between income tax computed using statutory tax rates and income tax as recorded are as follows:

	2006	2005
Earnings before income tax	$114	$381
Income tax expense at combined statutory rates	39	127
Effect of:
Rate differences on foreign activities	(19)	8
Tax credits not previously benefited	1	(6)
Large corporations tax and other	(4)	4
Income tax expense	$17	$133

The income tax effects of temporary differences that give rise to future income taxes are as follows:
	2006	2005
Benefit of tax loss carryforwards	$41	$29
Investment tax credits	19	20
Other future income tax liabilities	(2)	(2)
Property, plant and equipment	(168)	(153)
Future income taxes, net	$(110)	$(106)
Represented by:
Current future income tax asset	$3	$4
Long-term future income tax liability	(113)	(110)
	$(110)	$(106)

Income and income-related taxes of $40 (2005 – $123) were paid during the year.

Notes to the Consolidated Financial Statements	NORBORD
ANNUAL REPORT 2006
51

Note 10. Supplemental Cash Flow Information

Other items under operating activities comprise:
	2006	2005
Cash provided by (used for):
Amortization of deferred interest rate swap gains (notes 4 and 5)	$(8)	$(8)
Pension funding less than (greater than) pension expense (note 11)	(3)	2
Other	(4)	1
	$(15)	$(5)

The net change in non-cash working capital balances comprises:

	2006	2005
Cash provided by (used for):
Accounts receivable	$(7)	$(2)
Inventory	6	(13)
Accounts payable and accrued liabilities	(8)	(14)
	$(9)	$(29)

Other under investing activities comprises:

	2006	2005
Cash provided by (used for):
Realized net investment hedge gains (losses) (note 12)	$(13)	$12
Other	2	1
	$(11)	$13

NORBORD	Notes to the Consolidated Financial Statements
ANNUAL REPORT 2006
52

Note 11. Employee Benefit Plans Pension Plans

Norbord has a number of pension plans in which participation is available to substantially all employees. Norbord's obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations, which are generally required every three years. The most recent actuarial valuation was conducted as of December 31, 2005. The date of the next required valuation is December 31, 2008, and Norbord may choose to perform an actuarial valuation at an earlier date. Information about these plans is as follows:
	2006	2005

Change in Accrued Benefit Obligation During the Year:
Accrued benefit obligation, beginning of year	$65	$51
Employee contributions	1	1
Current service cost	2	2
Interest on accrued benefit obligation	3	3
Benefits paid	(3)	(3)
Net actuarial loss	–	11
Foreign currency exchange rate impact	1	–
Accrued benefit obligation, end of year(1)	$69	$65

Change in Plan Assets During the Year:
Plan assets, beginning of year	$41	$39
Actual return on plan assets	5	3
Employer contributions	5	1
Employee contributions	1	1
Benefits paid	(3)	(3)
Foreign currency exchange rate impact	–	–
Plan assets, end of year(1)	$49	$41

Reconciliation of Funded Status:
Accrued benefit obligation	$69	$65
Plan assets	49	41
Accrued benefit obligation in excess of plan assets	(20)	(24)
Unamortized net actuarial loss	22	25
Unamortized prior service costs	1	1
Unamortized net transitional asset	(5)	(6)
Net accrued benefit liability	(2)	(4)
Recorded in:
Other liabilities	$(2)	$(4)
(1) All plans have accrued benefit obligations in excess of plan assets.

Notes to the Consolidated Financial Statements	NORBORD
ANNUAL REPORT 2006
53

	2006	2005

Components of Net Pension Expense:
Current service cost	$2	$2
Interest on accrued benefit obligation	3	3
Actual return on plan assets	(5)	(3)
Net actuarial loss	–	11
Difference between actual and expected return on plan assets	1	–
Difference between actual and recognized net actuarial gain (loss)	2	(10)
Amortization of transition asset	(1)	–
Net periodic pension expense	$2	$3

Significant Weighted Average Actuarial Assumptions:
Used in calculation of net periodic pension expense for the year:
Discount rate	5.0%	5.7%
Expected long-term rate of return on plan assets	7.8%	7.8%
Rate of compensation increase	3.7%	3.7%
Used in calculation of accrued benefit obligation, end of year:
Discount rate	5.0%	5.0%
Rate of compensation increase	3.7%	3.7%

The weighted average asset allocation of Norbord's defined benefit pension plan assets is as follows:

Asset category:
Equity investments	61%	70%
Fixed income investments	39%	30%
Total assets	100%	100%

Operating costs include $7 (2005 – $7) related to contributions to Norbord's defined contribution pension plans.

Post-Retirement Benefit Plans

Norbord funds health care benefits costs on a pay-as-you-go basis. Norbord's obligations under its post-retirement benefit plan are determined periodically through actuarial valuations. At December 31, 2006, the accrued benefit obligation related to this plan was $3 (2005 – $4) and the net accrued liability was $2 (2005 – $2). During the year, nil (2005 – nil) was included in operating costs related to this plan.

Post-Employment Benefits

Operating costs include $2 (2005 – $2) related to severance payments.

Note 12. Commitments & Contingencies

Softwood Lumber Duties

In 2006, the Company received $7 in refunded duties and interest pursuant to the Canada-US Softwood Lumber Agreement which is included in earnings before interest, income tax, depreciation and provision for non-core operation in the consolidated statement of earnings. The refund relates to duties paid by two sawmills sold in October 2003.

NORBORD	Notes to the Consolidated Financial Statements
ANNUAL REPORT 2006
54

Foreign Exchange Hedges

At year-end, the Company had outstanding forward foreign exchange contracts of £5 (2005 – £9) and €59 (2005 – €64) and cross-currency swaps of £125 (2005 – £125), which were designated as hedges against its net investments in Europe. In 2006, the Company realized a loss of $13 (2005 – gain of $12) on its matured net investment hedges and, at year-end, the Company had an unrealized loss of $25 (2005 – gain of $1) on its outstanding net investment hedges. These realized and unrealized losses were offset by realized and unrealized gains on the net investments being hedged.

In addition, at year-end, the Company had outstanding forward foreign exchange contracts of CAD $9 (2005 – CAD $42), which were designated as a hedge against certain Canadian dollar-denominated monetary liabilities. In 2006, the Company realized a loss of $1 (2005 – gain of $1) on its matured monetary liability hedges and, at year-end, the Company had an unrealized gain of nil (2005 – nil) on these outstanding hedges. These realized and unrealized gains were offset by realized and unrealized losses on the monetary liabilities being hedged.

The Company has entered into various commitments for capital expenditures and services in connection with capital investment projects. At year-end, the Company had outstanding forward foreign exchange contracts of €4 (2005 – €9) which were designated as hedges against certain of these commitments. No gains or losses were realized in 2006. At year-end the Company had an unrealized gain of nil on the outstanding hedges. Realized and unrealized losses, if any, are offset by realized and unrealized gains on the purchase commitments being hedged.

Guarantee of Certain Obligations of Fraser Papers

Norbord continues to guarantee certain obligations under operating lease commitments of Fraser Papers, which was distributed to common shareholders in 2004. The maximum potential amount of future payments that Norbord could be required to make under these obligations is estimated to be $7. No amounts have been recorded in the consolidated balance sheet with respect to these guarantees. As security for these ongoing financial commitments to Fraser Papers, Norbord has the right, at any time, to require Fraser Papers to provide a fixed first-charge security interest over Fraser Papers' manufacturing facilities. In 2006, the fee for providing these guarantees was less than $1.

Class Action Lawsuit

Norbord and eight other North American OSB producers have been named as defendants in several lawsuits filed in the United States District Court for the Eastern District of Pennsylvania. The lawsuits allege that these nine North American OSB producers violated United States and various state antitrust and other laws by allegedly agreeing to fix prices and reduce the supply of OSB from June 1, 2002 through the present.

The named plaintiffs seek to have the cases certified as class actions. One group of plaintiffs seeks to certify a class of persons and entities that purchased OSB in the United States directly from any of the named North American OSB producers between June 1, 2002 and the present. Other plaintiffs seek to certify one or more classes of persons and entities that purchased OSB in various states and the District of Columbia indirectly between June 1, 2002 and the present.

The Company believes that the lawsuits are entirely without merit and intends to defend this matter vigorously.

Other

The Company received tax advice and a tax ruling on certain tax matters related to the distribution of Fraser Papers. There can be no assurance that tax authorities will not challenge various tax filing positions taken by the Company. Such a challenge could result in an income tax and/or a withholding tax liability. In addition to the foregoing, the Company is subject to various additional uncertainties concerning the interpretation and application of tax laws in operating jurisdictions that could affect the Company's cash flows.

Notes to the Consolidated Financial Statements	NORBORD
ANNUAL REPORT 2006
55

The Company has provided certain commitments and indemnifications, including those related to former businesses. The maximum amounts from many of these items cannot be reasonably estimated at this time. However, in certain circumstances, the Company has recourse against other parties to mitigate the risk of loss.

The Company has entered into various commitments for capital expenditures and the future supply of operating services and materials. Commitments under operating leases at December 31, 2006, were: 2007 – $2;2008 – $2;2009 – $1; 2010 – $1; 2011 – $1; and subsequent – $3.

Note 13. Related Party Transactions

The Company's major shareholder has various interests over which it has control or otherwise has significant influence (a "related company" or collectively "related companies").

In 2006 and 2005, the Company provided certain administrative services to a related company which were charged on a cost recovery basis. In addition, the Company periodically engages the services of related companies for various financial, real estate and other business advisory services.

In 2006, the fees for these services were less than $1 and were charged at market rates. In 2006, the Company received a payment of $3 from a related company as final consideration pursuant to a 1999 Asset Purchase Agreement. The payment was contingent on the completion of an expansion project. In addition, Norbord paid $1 to this related company for certain costs for which Norbord provided an indemnity under the same 1999 Asset Purchase Agreement. Total future costs related to this indemnification are estimated at $1 and are included in other liabilities in the consolidated balance sheet.

Note 14. Geographic Segments

The Company has a single reportable segment. The Company operates principally in North America and Europe. Net sales by geographic segment are determined based on the origin of shipment and therefore include export sales.
2006	North America	Europe	Unallocated	Total
Net sales	$823	$429	$–	$1,252
EBITDA(1)	221	35	(9)(2)	247
Depreciation	59	34	1	94
Property, plant and equipment	725	279	4	1,008
Capital investments	138	22	–	160

2005	North America	Europe	Unallocated	Total
Net sales	$1,076	$386	$–	$1,462
EBITDA(1)	481	32	(18)	495
Depreciation	55	33	1	89
Property, plant and equipment	656	261	4	921
Capital investments	92	22	1	115
(1) EBITDA is earnings before interest, income tax, depreciation and provision for non-core operation.
(2) Unallocated 2006 EBITDA made up of unallocated costs of $16 less $7 refund of softwood lumber duties and interest (note 12).

NORBORD	Selected Quarterly Information
ANNUAL REPORT 2006
56

Selected Quarterly Information

(unaudited)					2006
(in US $ millions, except per share information)	1st	2nd	3rd	4th	Total

Earnings
Net sales	$368	$334	$291	$259	$1,252
Earnings before interest, income tax, depreciation and provision for non-core operation	111	79	35	22	247
Provision for non-core operation	–	–	–	(13)	(13)
Interest and other income	1	2	–	–	3
Interest expense	(7)	(8)	(7)	(7)	(29)
Earnings before income tax and depreciation	105	73	28	2	208
Depreciation	(22)	(25)	(23)	(24)	(94)
Income tax	(25)	(15)	2	21	(17)
Earnings	$58	$33	$7	$(1)	$97
Earnings per common share
Basic	$0.40	$0.23	$0.05	$–	$0.68
Diluted	$0.40	$0.23	$0.05	$(0.01)	$0.67

Common dividend per share	$0.09	$0.98	$0.09	$0.09	$1.25

Cash provided by operating activities per share	$0.21	$0.49	$0.26	$0.37	$1.33
Return on capital employed (ROCE)	46%	33%	15%	8%	25%

Net debt	309	314	455	460
Net debt to capitalization, market basis	18%	18%	24%	27%
Net debt to capitalization, book basis	36%	42%	51%	51%

Selected Quarterly Information	NORBORD
ANNUAL REPORT 2006
57

(unaudited)					2005
(in US $ millions, except per share information)	1st	2nd	3rd	4th	Total

Earnings
Net sales	$404	$369	$338	$351	$1,462
Earnings before interest, income tax and depreciation	157	128	100	110	495
Interest and other income	1	2	–	2	5
Interest expense	(7)	(8)	(7)	(8)	(30)
Earnings before income tax and depreciation	151	122	93	104	470
Depreciation	(22)	(22)	(22)	(23)	(89)
Income tax	(45)	(33)	(26)	(29)	(133)
Earnings	$84	$67	$45	$52	$248
Earnings per common share
Basic	$0.56	$0.39	$0.31	$0.36	$1.62
Diluted	$0.55	$0.39	$0.31	$0.36	$1.61

Common dividend per share	$0.08	$0.87	$0.09	$0.09	$1.13

Cash provided by operating activities per share	$0.26	$0.67	$0.38	$0.83	$2.14
Return on capital employed (ROCE)	65%	53%	41%	45%	53%

Net debt	246	356	361	285
Net debt to capitalization, market basis	14%	20%	20%	17%
Net debt to capitalization, book basis	29%	43%	43%	35%

NORBORD	Six-Year Historical Review
ANNUAL REPORT 2006
58 & 59

Six-Year Historical Review

(in US $ millions, except per share information)	2006	2005	2004	2003	2002	2001

Statements of Earnings
Net sales	$1,252	$1,462	$1,486	$1,064	$679	$497
Earnings from continuing operations before interest, premium on early extinguishment of debt, income tax, depreciation and provision for non-core operation	247	495	631	365	89	50
Provision for non-core operation	(13)	–	–	–	–	–
Interest and other income	3	5	6	5	6	6
Interest expense	(29)	(30)	(31)	(37)	(37)	(33)
Earnings from continuing operations before premium on early extinguishment of debt, income tax and depreciation	208	470	606	333	58	23
Premium on early extinguishment of debt	–	–	(9)	–	–	–
Depreciation	(94)	(89)	(82)	(76)	(71)	(43)
Income tax	(17)	(133)	(183)	(91)	20	22
Earnings from continuing operations	97	248	332	166	7	2
Earnings from discontinued operations(1)	–	–	(6)	(40)	6	10
Earnings	$97	$248	$326	$126	$13	$12
Earnings per common share
Basic	$0.68	$1.62	$2.16	$0.85	$0.08	$0.07
Diluted	0.67	1.61	2.14	0.85	0.08	0.07
Summary Statements of Cash Flows
Cash provided by operating activities	$191	$314	$562	$280	$62	$23
Capital investments	(160)	(115)	(67)	(31)	(15)	(64)
Acquisitions and other investing activities	(11)	13	8	(4)	(277)	(38)
Debt incurred (repaid)	40	(11)	(218)	(154)	135	66
Dividends	(167)	(161)	(168)	(31)	(22)	(34)
Issue (repurchase) of shares	(28)	(100)	–	8	–	–
Other	–	–	–	23	24	10
Increase (decrease) in cash and cash equivalents from continuing operations	(135)	(60)	117	91	(93)	(37)
Increase (decrease) in cash and cash equivalents from discontinued operations(1)	–	–	(79)	19	44	47
Increase (decrease) in cash and cash equivalents	$(135)	$(60)	$38	$110	$(49)	$10
Summary Balance Sheets
Current assets	$284	$403	$459	$660	$444	$502
Property, plant and equipment	1,008	921	927	833	857	657
Other assets	7	4	5	570	728	670
Total assets	$1,299	$1,328	$1,391	$2,063	$2,029	$1,829
Current liabilities	$228	$225	$239	$314	$418	$209
Long-term debt	480	440	450	657	658	686
Other liabilities	44	31	52	199	155	122
Future income taxes	113	110	102	–	–	–
Shareholders’ equity	434	522	548	893	798	812
Total liabilities and shareholders’ equity	$1,299	$1,328	$1,391	$2,063	$2,029	$1,829
Per Common Share
Book value	$3.02	$3.61	$3.42	$5.79	$5.30	$5.50
Dividends	1.25	1.13	1.10	0.29	0.26	0.26
Market price range (CAD $)
High	12.79	13.90	16.43	11.24	9.70	8.45
Low	7.77	9.82	10.18	7.01	7.13	6.30
Close	8.91	12.25	12.40	10.85	8.25	7.50

(1)     Discontinued operations represents the results of the paper and timberlands business (Fraser Papers), distributed in June 2004, and the Quebec sawmills, sold in October 2003.

NORBORD	Principal Operating Interests
ANNUAL REPORT 2006
60

Principal Operating Interests

Information regarding Norbord’s principal operating interests is set forth in the following table. The estimated annual production capacity is based on normal operating rates and normal production mixes under current market conditions, taking into account known constraints, such as permit restrictions. Market conditions, fluctuations in raw material availability, mechanical interruptions and the nature of current orders may cause actual production rates and mixes to vary significantly from the estimated production rates and mixes used to derive the estimated annual capacities shown.
	Estimated
	Annual Capacity
	at Year-End	Production
	2006	2006	2005
OSB (MMsf–3/8")
Bemidji, Minnesota	440	456	437
Cordele, Georgia	990(1)	427	441
Genk, Belgium	260	257	220
Guntown, Mississippi	430	405	412
Huguley, Alabama	500	488	471
Inverness, Scotland	350	321	319
Jefferson, Texas	415(2)	409	374
Joanna, South Carolina	500	480	460
La Sarre, Quebec	375(2)	371	356
Nacogdoches, Texas	380	373	345
Val-d’Or, Quebec	340	348	337
	4,980	4,335	4,172

Particleboard (MMsf–3/8")
Cowie, Scotland	350	354	337
Genk, Belgium	170	190	193
South Molton, England	225(3)	250	247
	745	794	777

MDF (MMsf–3/8")
Cowie, Scotland	360(3)	366	407
Deposit, New York	160	151	148
	520	517	555

Hardwood Plywood (MMsf–3/8")
Cochrane, Ontario	80	79	78

(1) Includes second line completed December 2006 with estimated annual capacity of 550 MMsf (3/8-inch basis).
(2) Estimated annual capacity increased over prior year based on operational improvements, capital investment and other initiatives.
(3) Estimated annual capacity decreased over prior year as an older, less efficient line was decommissioned during 2006.

Environment, Health and Safety Report	NORBORD
ANNUAL REPORT 2006
61

Environment,
Health and Safety Report

62 | Message to Shareholders
63 | Environment Policy
64 | Health and Safety Policy
65 | 2006 Report Card

NORBORD	Environment, Health and Safety Report
ANNUAL REPORT 2006
62

Message to Shareholders

Norbord’s environment, health and safety activities are based on two fundamentally important beliefs: First we must provide a safe, injury-free workplace. Second, the management of environmental risk is an integral part of our business planning and success.

We apply these beliefs 24 hours a day, 365 days a year. It’s a full-time, constant commitment and one that we are always working to improve upon.

Health and Safety Performance

During 2006 our safety performance improved. But we are still short of the world class performance we know we can achieve. Most tragically, a fatal incident occurred at our Joanna, South Carolina OSB mill in November 2006 reinforcing the need for vigilance and continued learning throughout the organization.

On a positive note, we made several achievements:

  We improved our OSHA recordable rate by more than 20% over 2005.

  We polled every employee to identify barriers to eliminating injuries in the workplace and to help define a strategy for further improvement.

  The Nacogdoches, Texas mill set a Norbord record with a 2006 OSHA recordable rate of zero – making it one of the safest OSB mills in the world. In addition, mills in Huguley, Alabama, Nacogdoches and Jefferson, Texas each celebrated more than one million hours worked without a lost time injury.

Management of Environmental Risk Shows Real Improvement

Core to our business and capital planning is the identification of risks and opportunities. Understanding these opportunities is essential to reducing the environmental impact of our operations while maintaining efficient manufacturing systems.

  We continue to use more residual wood for energy production. We have invested $55 million to reduce dependence on fossil fuel and have reduced natural gas consumption and greenhouse gas emissions by30%.

  We moved quickly toward compliance with new US environmental regulations – investing $29 million in air emission controls and reducing emissions from our US plants by more than 1,000 metric tons per year.

  We achieved a 98% compliance rate as measured against our own leading indicators of environmental performance.

In this report we discuss the environment, health and safety risks that we feel have the greatest potential to impact the long-term sustainability of our business. For a more detailed review of our performance I invite you to explore the Compendium of Environment, Health and Safety Data available on our web site (www.norbord.com).

J. Barrie Shineton
President and Chief Executive Officer

Environment, Health and Safety Report	NORBORD
ANNUAL REPORT 2006
63

Environment Policy

Norbord recognizes that our environment is fundamental to our existence, and that our businesses and the communities where we operate depend on its health. We strive for excellence, leadership, sustainability and competitive advantage – with integrity – through continual improvement in our environmental performance and management of forest land. For Norbord, sustainable development means creating economic growth and caring for society and the environment, while taking into account the needs of future generations.

Norbord will integrate environmental protection into our business processes and decisions. Our belief in sustainable development means we are committed to:

Full Compliance: Comply fully with all applicable environmental legislation and regulations that affect our activities.

Forest Management: Manage forest resources in a manner consistent with the principles of sustainable forestry, this policy and applicable legislation.

Minimization of Environmental Impact: Improve our environmental performance as the expectations of society change. We shall do this by using forest, energy and other resources with increasing efficiency, and by reducing all forms of waste.

Risk Management: Continually identify, evaluate and control the environmental risks associated with our operations. We shall have procedures in place to prevent and respond to emergencies.

Environmental Management Systems: Implement systematic environmental management which supports this policy at every operation. We shall assign appropriate human and financial resources. Every year we shall establish measurable objectives and targets for environmental management and performance improvement.

Innovation: Support pollution prevention and environmental research, and implement findings consistent with this policy.

Performance Evaluation: Evaluate the environmental performance of our operations and personnel, and recognize achievements that support this policy. We shall provide our employees with information and training for them to fully integrate this policy into their responsibilities at work.

Communication with Stakeholders: Engage in constructive dialogue with the communities in which we operate and other key stakeholders, taking their needs into account when we make our decisions.

Open Government Relations: Work constructively with governments and regulators on the establishment of scientifically and economically sound requirements for our operations.

Audits: Conduct environmental audits at all our operations at a frequency appropriate to their risks.

Reports: Report regularly on our environmental performance to the management of the Corporation, the Board of Directors, our shareholders, employees and the communities in which we operate.

Norbord requires its operations to develop policies, systems, organizations, and competencies, and to embrace an environmental commitment consistent with these principles. Norbord requires all employees to take responsibility for environmental protection in their jobs.

NORBORD	Environment, Health and Safety Report
ANNUAL REPORT 2006
64

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
  Implement health and safety management systems to continually improve performance.
  Conduct health and safety audits.
  Report health and safety performance to senior management, the Board of Directors, shareholders, employees and the public.

Environment, Health and Safety Report	NORBORD
ANNUAL REPORT 2006
65

2006 Report Card

	2006 Target	2006 Performance	2007 Target
Health and Safety	• OSHA recordable rate of less	• OSHA recordable rate of	• 2007 OSHA recordable
	than 2.00, with an ultimate	2.59. A 20% improvement	rate of less than 2.00, with
	goal of zero.	over 2005.	an ultimate goal of zero.
	• Increase participation in	• Maintained health assess-	• Increase employee
	personal health assessment	ment participation rate at	participation in safety
	program to 35% in the US.	20% in US mills.	activities.
Full Compliance	• Finalize implementation	•Environmental compliance	• Full compliance
	plans for Maximum	rate of 97.9%.	with Boiler MACT
	Achievable Control	• Completed MACT compli-	requirements in the US.
	Technology (MACT)	ance planning and submit-	• Complete DSEAR
	compliance at US	ted Boiler MACT permit	initiatives at Genk,
	operations.	applications at all affected	Belgium.
	• Complete implementation	operations.
	of Dangerous Substances	• All areas identified with
	and Explosive Atmospheres	potentially high explosive
	Regulations (DSEAR) at	risks mitigated to comply
	European operations.	with DSEAR.
Impact Minimization	• Reduce fossil fuel	• Reduced fossil fuel use	• Reduce fossil fuel
	dependence by 20%.	by 26% over 2005.	dependence by an
	• Further reduce volatile	• Reduced direct greenhouse	additional 10%.
	organic compound (VOC)	gas emissions by 23%.	• Start-up of Genk and
	emissions by 5%.	• Reduced US criteria pollut-	Nacogdoches wood-fired
		ant emissions (particulate	heat energy systems.
matter, nitrogen oxides,
VOC and carbon monoxide)
by 1,000 metric tons (9%),
including a 5% reduction
in VOC.
Environment, Health and	• Complete EH&S audits	• EH&S audits completed	• Complete audits in
Safety (EH&S) Audits	at mills in: Genk;	at: Genk, Nacogdoches,	Val-d’Or; Cowie,
	Nacogdoches; Cordele,	Cordele, La Sarre and	Scotland; Deposit, New
	Georgia; La Sarre and	Guntown.	York; and Cochrane.
	Val-d’Or, Quebec; and	• ISO 14001 registration	• Train 10 new EH&S
	Guntown, Mississippi.	completed at Genk.	auditors.
	• Achieve ISO 14001	• Completed FSC Chain	• Focus 2007 audits on
	Environmental Manage-	of Custody certification	hazard assessment in
	ment Systems standard	for Cochrane, Ontario	routine tasks and root
	registration at Genk.	hardwood plywood mill.	cause analysis.
• ISO 14001 Environmental
Management System Stan-
dard registration at Cowie.

NORBORD	Environment, Health and Safety Report
ANNUAL REPORT 2006
66

Safety

Every Norbord employee has the right to work in a safe workplace where training, elimination of risk and individual and collective responsibilities for safety are central to management practices. In 2006 we made progress toward our goal of an injury-free workplace. Our 2006 OSHA recordable injury rate was 20% better than 2005 and 17% below our five-year average.

At the beginning of the year we polled every employee to identify the barriers to improved performance. More than 85% of employees participated, helping to define a strategy for improvement that will strengthen communication, increase opportunities for employee participation in safety activities, continually evaluate and reduce risk, and ensure that Norbord’s equipment and practices are in keeping with world class safety standards.

Health and Safety Data	2006	2005(2)	2004	2003	2002
Hours worked (000’s)	6,186	6,190	5,965	5,810	5,660
Lost time injuries and illnesses	24	37	15	34	48
Lost time frequency(1)	0.78	1.29	0.50	1.17	1.70
OSHA recordable injury rate(1)	2.59	3.23	2.62	3.03	4.18

(1)     Per 200,000 hours worked.
(2)     Genk mill acquired in 2004; figures included starting in 2005.

While progress has been made, we have yet to achieve world class performance. In November a process technician with seven years experience in the Joanna mill was performing a routine cleaning task when he was fatally injured. Internal and outside expertise was engaged to investigate the incident. We quickly communicated findings throughout the Company and have put in place corrective actions to respond to any issues that were identified.

On a more positive note, sustained vigilance and a motivated workforce have contributed to a 55% improvement in safety performance at the Genk operation. In addition, mills in Huguley, Nacogdoches and Jefferson have each surpassed one million hours worked without a lost time injury. The Nacogdoches mill recorded a perfect safety record during the year with zero recordable injuries, making it one of the safest OSB mills in the world.

Managing Environmental Risks

While industrial manufacturing activities do pose inherent risks, Norbord’s manufacturing processes and the regulatory requirements imposed on our operations ensure that there are no significant risks to the environment or the communities in which we operate. For example:

  The majority of the wood fibre used in our products is from short rotation, sustainably managed forests or recycled sources.

  Norbord’s manufacturing process uses residual wood fuel to provide heat and in some cases electrical energy consumed in manufacturing. More than 70% of the energy needed to make OSB is derived from residual wood fuel.

  Chemical use in the panelboard manufacturing process is restricted to the use of relatively small quantities of phenol and urea formaldehyde based and polymeric methylene diphenyl diisocyanate (PMDI) based resins. The use of these resins is tightly controlled and monitored at all times to safeguard employees, customers and the surrounding community from exposure.

Environment, Health and Safety Report	NORBORD
ANNUAL REPORT
2006
67

  Air emissions from the manufacturing process primarily consist of:

  water vapour, volatile organic compounds (VOCs), fine wood particulates and natural wood-based materials such as terpenes, alcohols, acetaldehyde and acrolein that are released when wood is heated for drying;

  fine particulate wood ash, nitrogen oxides, carbon monoxide and trace amounts of manganese from the combustion of wood and natural gas for the production of heat and electrical energy; and

  formaldehyde and methanol from both the wood drying and panel pressing processes.

  The panelboard manufacturing process uses and discharges very little water, most of which is a byproduct of steam production, wood chip washing, air emission scrubbing systems and non-industrial sewage. All process discharges are treated on-site using appropriate water treatment systems or are sent to municipal effluent treatment systems.

  Wood ash, wood debris contaminated with soil and rocks and general trash are the primary wastes produced. Wherever possible, materials are reused or recycled including extensive use of wood ash as an approved agricultural supplement.

  Norbord generates in total less than 2,000 metric tons of hazardous waste per year, which is properly characterized and disposed of under tight regulatory standards. Most of this hazardous waste consists of general cleaning products, paints, batteries and waste resins.

All production processes and emissions are subject to regulation and permit requirements imposed by jurisdictional government agencies. In the United States, strict environmental regulations are set federally and enforced through detailed state-issued permits. In Canada, provincial regulations require certificates of authorization defining the requirements of operation.

 And in Europe, federal, regional and local government bodies work together to develop detailed integrated operating permits for each plant. Compliance with these permits requires internal monitoring, routine reporting and annual government inspections.

Nonetheless, continual assessment and investment in risk reduction is integrated into Norbord’s business planning process. While risks vary between regions, sites and by specific manufacturing process, there are four general categories of environmental risk that play an important part in Norbord’s success in the near and long term:

  Energy security and the management of greenhouse gas emissions.

  New and proposed government regulations to limit air emissions.

  Management and control of formaldehyde as a by-product of the manufacturing process, as a contaminant in our workplaces and as a component in our products.

  Environmentally sound forestry practices and the sustainability of our fibre resources.

Norbord assesses where opportunities exist for reducing all existing and potential risks, gives careful consideration to risk reduction in the deployment of capital and measures progress regularly.

NORBORD	Environment, Health and Safety Report
ANNUAL REPORT
2006
68

Energy Use and Greenhouse Gases

In 2006, Norbord reduced dependence on fossil fuels, increased overall energy efficiency and subsequently reduced the emission of greenhouse gases. These measures, while obviously beneficial to the environment, were also an effective means of cost control, further enhancing Norbord’s industry-leading cost position.

All Norbord operations in the UK have entered into Kyoto climate change energy efficiency agreements which have, to-date, resulted in savings of more than £10 million through tax and energy efficiency cost savings. A "cap and trade" carbon trading scheme, rolled out across Europe in 2005, will create further potential for financial gains for Norbord’s Genk and Cowie mills.

While similar Kyoto-driven initiatives have been slower to develop in North America, Norbord has nonetheless aggressively pursued energy efficiency improvements. Norbord reduced natural gas usage by 30% in 2006 over 2005. Most of these gains are the result of a $30 million investment in the Jefferson heat energy system completed in late 2005. In 2006, Norbord invested more than $5 million in energy efficiency projects including:

  Installation of a 10MW wood-fired energy system in Cowie that will significantly reduce overall natural gas use when it is fully ramped up.

Environment, Health and Safety Report	NORBORD
ANNUAL REPORT
2006
69

  At Cordele, conversion of a regenerative thermal oxidizer (RTO) to a regenerative catalytic oxidizer (RCO) that is already reducing natural gas use for press air emission control by approximately one-third and saving over $700,000 per year.

  Installation of new process controls for the Deposit wood-fired boiler which will increase reliability and reduce dependence on the gas-fired back-up boiler.

The full operational and financial benefits of these projects will be reflected in 2007. However, Norbord is moving forward on additional initiatives that will drive another 10% reduction in fossil fuel use. These projects include:

  A $20 million investment in residual wood-fired heat energy systems for OSB dryers in Genk and Nacogdoches. After completion, all of Norbord’s OSB process heat energy needs will be met using residual wood fuel.

  Installation of improved ash handling systems in Huguley and Joanna to increase the efficiency of their boilers.

Many of these projects have required significant capital investment but Norbord has also been successful with an incremental approach to energy efficiency. For example, over the last five years, the Inverness, Scotland mill has reduced the amount of natural gas and electricity needed to make each unit of product by more than 50%. This was achieved without significant capital investment by involving employees, setting stretch targets and using available low-cost technology.

We will continue to reduce our overall dependence on fossil fuels and decrease greenhouse gas emissions. However, environmental regulations in the United States continue to increase the need for air emission control equipment that depends on natural gas. Today 18% of our annual natural gas use goes towards operating air emission control equipment – RTOs and RCOs. This is enough energy to run one of our plants for six months.

Air Emissions and Regulatory Compliance

In 2006, Norbord continued to deliberately invest in early compliance with a changing regulatory landscape, specifically with respect to two Maximum Achievable Control Technology (MACT) standards that impact most of Norbord’s US operations. To date, the Company has spent $29 million on improved air emission control equipment to meet these standards. All of the affected US operations have completed the necessary assessments and submitted permit applications to comply with the Boiler MACT standards by the September 2007 compliance deadline. No additional capital will be required to meet the new boiler standards.

NORBORD	Environment, Health and Safety Report
ANNUAL REPORT
2006
70

Compliance with the more complex and more rigorous Plywood and Composite Wood Products (PCWP) MACT is not required until October 2008. Mills in Joanna, Deposit, Jefferson and Nacogdoches are currently in compliance with all MACT requirements. Additional capital investment to comply with PCWP MACT is not expected to exceed $8 million.

Norbord’s actions to comply with these regulations ahead of the compliance deadline have significantly reduced emissions while enhancing operational flexibility. This has allowed Norbord’s mills to increase production without restrictive production caps. In 2006, Norbord made significant progress in reducing US air emissions in every category. Annual emissions of criteria air pollutants in the US (including VOC, particulate, NOx and CO) were reduced by more than 1,000 metric tons last year, a reduction of 20% over 2004.

Norbord manages compliance by recording any deviation from a permit-required monitoring parameter. Most of these deviations are only minutes in duration and do not result in permit violations or harmful releases to the environment. Continuous monitoring allows us to react to emission control equipment malfunctions before there is a risk to the environment.
Environmental Compliance	2006(1)	2005(2)	2004	2003	2002
Deviations from permit-required monitoring parameters	529	169	230	409	164
Percent compliance	97.9	99.2	98.9	98.0	98.1
Environmental penalties (US $ 000’s)	14	0	5	477	11
Environment, Health and Safety capital (US $ 000’s)(3)	21,000	28,000	11,000	6,000	1,000

(1)     Of the 529 deviations reported in 2006, 70% were from Nacogdoches where new air emission control equipment and associated permit requirements have required operators to adjust to new monitoring procedures. The new equipment is functioning well and has accounted for a 600 metric ton per year reduction in VOC and formaldehyde emissions. The mill is in compliance with all permit emission limits.

(2)     Genk mill acquired in 2004; figures included starting in 2005.

(3)     2006 environmental capital investment includes approximately $15 million for environmental equipment for the expansion of the Cordele OSB mill.

Additional permit requirements and increasingly sophisticated abatement equipment mean that the number of parameters controlled by Norbord operators is always increasing. In 2006, Norbord took over 26,000 compliance measurements. Of these, 529 did not meet our operating criteria accounting for an overall environmental compliance rate of 97.9%. Seventy percent of the deviations reported in 2006 are from the Nacogdoches mill where new air emission control equipment and associated permit requirements have required operators to adjust to new monitoring procedures. The new equipment is functioning well and has accounted for a 600 metric ton per year reduction in VOC and formaldehyde emissions.

Formaldehyde

Formaldehyde exists naturally in wood, the human body and the atmosphere. It is present in very low concentrations in the adhesive used in our panel products and is released from wood in the drying process.

While formaldehyde emissions from OSB are similar to the emissions from natural wood, products are nonetheless tested to ensure that they comply with agreed standards for formaldehyde content and emissions. Standards for all our products are well below the levels associated with any observed health effects and Norbord works with industry associations and resin suppliers in North America and Europe to set more demanding product quality targets.

Environment, Health and Safety Report	NORBORD
ANNUAL REPORT
2006
71

Employee exposure to formaldehyde is assessed regularly and compared to our own rigid standards. In addition, we conduct periodic health evaluations to ensure that employees are not experiencing any adverse health effects.

Prior to the start-up of a new mill or a new production line, we develop models to predict formaldehyde emissions and ensure that local communities will not be at risk. Pollution control equipment prevents most of the formaldehyde from ever reaching the atmosphere. The small amount released is closely monitored and publicly reported to the regulators. Improved controls have reduced formaldehyde emissions by 20% since 2002 or over 50 metric tons a year on a like-for-like basis.

Sustainable Wood Procurement

Norbord does not own forest land. Wood fibre is supplied through contracts with private or industrial landowners, other forest products companies with long-term leases on public lands or directly from public forest management agencies. In Quebec and Ontario, Norbord holds long-term licences that permit the annual harvesting of approximately 880,000 cubic metres of poplar and birch.

At all Norbord operations, wood is delivered to our mills under specific contracts with qualified, professional loggers. Norbord sets strict standards for wood quality and regularly monitors contractors to ensure they meet environmental standards.

We continue to increase the use of recycled wood in the manufacture of particleboard and MDF. Substitution of virgin fibre with recycled fibre conserves natural forest and reduces the amount of waste going to landfill. In addition, recycled material is drier than wood chipped from trees; therefore, the amount of energy needed to prepare the fibre for pressing can be reduced. In 2006, Norbord used approximately 400,000 metric tons of post-consumer wood fibre – material that was reclaimed after being used in crating, pallets, window and door frames and other building materials.

Norbord continues to support initiatives to monitor and certify the sustainability of forest management in our procurement areas. Third parties are engaged to certify that our wood procurement and forest management practices meet internationally recognized standards endorsed by the Sustainable Forestry Initiative® (SFI), Forest Stewardship Council (FSC) or the International Organization for Standardization (ISO), depending on the location of the mill. Nine of Norbord’s North American wood procurement operations are third-party certified to be in compliance with the SFI requirements and the Canadian forestry operations are also registered under the ISO 14001 Environmental Management System standard. The four European mills meet the FSC Chain of Custody standards. The Cochrane mill is third-party certified under all three systems.

Certification to these standards ensures that harvesting conforms to recognized best management practices including the protection of water quality and wildlife. Compliance also requires that sustainable forest practices are furthered through education, training and research.

NORBORD	Environment, Health and Safety Report
ANNUAL REPORT
2006
72

Environment, Health and Safety Audits

Since the early 1990s, Norbord has conducted internal environment, health and safety audits to track and improve performance across all operations. Each Norbord mill is audited at least once every three years by an experienced team. Corrective action plans are closely tracked and progress is reported on a quarterly basis.

During 2006, audits were completed at Nacogdoches, La Sarre, Guntown and Genk. Members of Norbord’s senior management team participate in these audits. In addition, internal EH&S auditors visited the Cordele expansion project twice to review contractor safety practices and to ensure a safe start-up.

The audit process covers a wide range of EH&S risks. In 2006, Norbord introduced revised environmental compliance auditing tools and increased attention to environmental permit requirements. In 2007, additional employees will be trained as auditors to expand the scope of expertise involved in the program. In addition to the ongoing review and assessment of known and potential EH&S risks, emphasis will be placed on monitoring progress towards a safety culture that identifies and eliminates hazards and further involves employees in all aspects of the EH&S process.

Glossary	NORBORD
ANNUAL REPORT
2006
73

Glossary

DSEAR	I-joist	Panelboards
Dangerous Substances and Explosive	An "I"-shaped engineered wood	Oriented strand board, particleboard,
Atmospheres Regulations. Regulations	structural product designed for use in	medium density fibreboard and
introduced in Europe in 2004 to reduce	residential and light commercial floor	plywood.
the risk of explosions in industrial	and roof construction. The product is
environments.	prefabricated using sawn lumber flanges	Particleboard
	and wood panel webs, bonded together	A panelboard produced by chemically
Emissions	with exterior grade adhesives.	bonding clean sawdust, small wood
Residue material released into the		particles and recycled wood fibre under
atmosphere by way of steam or smoke	m3	heat and pressure.
discharged from manufacturing	Cubic metre. A measure of volume
processes.	equal to approximately 1,130 square feet	Particulate Matter
	(3/8-inch basis).	Total suspended particulate. A measure
Fossil Fuels		of the solid particles (wood, process dust
Natural gas and fuels derived from	MACT	and smoke) found in air emissions.
petroleum or coal such as diesel,	Maximum Achievable Control Tech-
gasoline or heating oil.	nology. Regulations being introduced in	Plywood
	the US to limit the discharge of hazard-	A panelboard produced by gluing
	ous air pollutants.	together thin layers of solid wood
FSC		veneers.
The Forest Stewardship Council is an	MDF
international non-profit organization	Medium density fibreboard. A panel-	SFI®
that supports environmentally appropri-	board produced by chemically bonding	The Sustainable Forestry Initiative®
ate management of the world’s forests.	highly refined wood fibres of uniform	program, managed by the American
It promotes an international labeling	size under heat and pressure.	Forest and Paper Association, is a
scheme for forest products, which		comprehensive system of principles,
provides a guarantee that the product	Msf (MMsf)	objectives and performance measures
comes from a well-managed forest, and	Measurement for panel products equal	developed by foresters, conservationists
meets internationally recognized criteria	to a thousand (million) square feet.	and scientists that combines the per-
of forest stewardship.		petual growing and harvesting of trees
	Msf (MMsf) (3/8-inch basis)	with the protection of wildlife, plants,
Greenhouse Gases	Measurement for panel products equal	soil and water quality.
A number of gases, including carbon	to a thousand (million) square feet,
dioxide (CO2), methane and nitrous	3/8-inch thick.	VOCs
oxides, that trap heat in the atmosphere.		Volatile organic compounds. A large
Typically expressed as CO2 equivalents	OSB	family of carbon-containing com-
to account for the different warming	Oriented strand board. An engineered	pounds. When emitted into the atmo-
potential of the different greenhouse	structural wood panel produced by	sphere, some may contribute to ozone
gases. Direct GHG emissions are those	chemically bonding wood strands in	layer depletion and some may be toxic
generated onsite through the production	a uniform direction under heat and	in high concentrations. Most contribute,
or combustion of energy.	pressure.	in varying degrees, to the formation of
ground level ozone in highly populated
	OSHA Recordable Rate	areas.
The US Occupational Safety and
Health Administration index that tracks
the number of recordable work-related
health and safety injuries and illnesses
per 200,000 hours worked.

NORBORD	Board of Directors
ANNUAL REPORT
2006
74

Board of Directors

Jack L. Cockwell	Chair of the Human Resources Committee
Director since 1987	Member of the Environment, Health and Safety Committee
Group Chair, Brookfield Asset Management Inc.

Dian Cohen	Chair of the Corporate Governance and Nominating Committee
Director since 1987	Member of the Audit Committee
President, DC Productions Ltd.	Member of the Environment, Health and Safety Committee
Member of the Human Resources Committee

Pierre Dupuis	Chair of the Audit Committee
Director since 1995	Member of the Environment, Health and Safety Committee
Former Chief Operating Officer,	Member of the Human Resources Committee
Dorel Industries Inc.

Gordon E. Forward	Member of the Audit Committee
Director since 1995	Member of the Environment, Health and Safety Committee
Chairman Emeritus, United States Business Council for	Member of the Human Resources Committee
Sustainable Development

Dominic Gammiero	Member of the Environment, Health and Safety Committee
Director since 1998
Chief Executive Officer, Fraser Papers Inc.

Robert J. Harding	Chair of the Board
Director since 1998	Member of the Corporate Governance and Nominating Committee
Chair, Brookfield Asset Management Inc.	Member of the Environment, Health and Safety Committee
Member of the Human Resources Committee

Margot Northey	Chair of the Environment, Health and Safety Committee
Director since 2000	Member of the Corporate Governance and Nominating Committee
Former Dean, Queen’s University School of Business	Member of the Human Resources Committee

J. Barrie Shineton
Director since 2004	Mr. Shineton is not a member of any Board committees
President and Chief Executive Officer, Norbord Inc.

Don S. Wells (Deceased)	Mr. Wells was Chair of the Audit Committee and a member
Director from 2003–2006	of the Corporate Governance and Nominating Committee, the
Former Executive Vice President, Strategic Investments,	Environment, Health and Safety Committee and the Human
Royal Bank Financial Group	Resources Committee

Officers of the Company and Corporate Information	NORBORD
ANNUAL REPORT
2006
75

Officers of the Company and Corporate Information

Michael Botha	Robin Lampard	Lynne C. Taylor
Vice President and Controller	Vice President, Treasurer	Assistant Corporate Secretary
Officer since 2004	Officer since 2002	Officer since 2004

Robert J. Harding	Karl Morris	John Tremayne
Chair	Senior Vice President,	Executive Vice President
Officer since 2005	European Operations	and Chief Financial Officer
	Officer since 2005	Officer since 2002
Robert Kinnear
Senior Vice President,	J. Barrie Shineton	Peter Wijnbergen
Corporate Services	President and	Senior Vice President,
Officer since 2005	Chief Executive Officer	Marketing, Sales and Logistics
	Officer since 1999	Officer since 2005

Norbord Inc.	Media and Investor Relations	Shareholder Information
1 Toronto Street, Suite 600	Anita Veel	Transfer Agent & Registrar and
Toronto, Ontario	Director, Corporate Affairs	Dividend Reinvestment Plan
M5C 2W4	416-643-8838	CIBC Mellon Trust Company
416-365-0705 or	anita.veel@norbord.com	P.O. Box 7010
1-888-667-2673		Adelaide Street Postal Station
www.norbord.com	Investor Information	Toronto, Ontario
info@norbord.com	2007 Financial Calendar	M5C 2W9
Stock symbol: NBD-TSX	(dates on or about)	416-643-5500 or 1-800-387-0825
inquiries@cibcmellon.com
Sales	Q1 Earnings Release April 25
Toronto, Ontario	Q2 Earnings Release July 25	To receive additional copies of this
416-365-0705	Q3 Earnings Release October 24	report, please contact us at
1-800-387-1740	Norbord Year-End December 31	1-888-667-2673, 416-365-0705
or info@norbord.com.
Inverness, Scotland	Annual Meeting of Shareholders
011-44-1463-792424	Wednesday, April 25, 2007 at 10:30 a.m.
National Club
South Molton, England	303 Bay Street
011-44-1769-572991	Toronto, Ontario

Genk, Belgium
011-32-8950-0329

This report has been printed on paper stock that is FSC (Forest Stewardship Council) certified. FSC fibre used in the manufacture of the paper stock comes from well-managed forests independently certified by SmartWood according to Forest Stewardship Council rules.

NORBORD INC.
Management Proxy Circular
Notice of Annual Meeting of Shareholders
March 1, 2007

NORBORD
Letter to Shareholders	MANAGEMENT
PROXY CIRCULAR

Letter to Shareholders

March 1, 2007

Dear Shareholder,

On behalf of the Board of Directors, I would like to invite you to attend common shareholders at The National Club, 303 Bay Street, Toronto, Ontario on Wednesday, April 25, 2007 at 10:30 a.m. local time.

The business to be considered at this Meeting is described in the accompanying Notice of Annual Meeting and Management Proxy Circular. It is important that you exercise your vote, either in person or by completing and sending in your proxy.

As always, you will have the opportunity at the Meeting to meet with the Directors and Management of the Corporation, who will be happy to answer your questions. If you are unable to attend the meeting in person, I invite you to log on to our web site at www.norbord.com and listen to our web cast.

I would also take this opportunity to advise you of the passing of a very valued Board member and Chair of our Audit Committee, Mr. Don S. Wells, on August 21, 2006. Mr. Wells had been a Director of the Corporation and Chair of the Audit Committee since April 2003. His expertise and wisdom will be greatly missed.

Sincerely,

Robert J. Harding
Chair

NORBORD
MANAGEMENT	Notice of Annual Meeting of Shareholders
PROXY CIRCULAR

Notice of Annual Meeting of Shareholders

Date:	April 25, 2007
Time:	10:30 a.m. (local time)
Place:	The National Club, 303 Bay Street, Toronto, Ontario

Business of the Meeting
  To receive reports and financial statements.
  To elect Directors.
  To appoint auditors and to authorize the Directors to fix their remuneration.
  To consider and, if deemed advisable, to pass a resolution to approve amendments to the Norbord Inc. Stock Option Plan relating to blackout periods and amendment procedures.
  To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The Management Proxy Circular accompanying this Notice provides additional information relating to the matters to be dealt with at the Meeting and is incorporated into and forms part of this Notice.

Only holders of Common Shares of the Corporation of record at the close of business on March 1, 2007 are entitled to notice of and to vote at the Meeting and any adjournment or postponement thereof.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Registered shareholders who are unable to attend the Meeting in person are asked to complete and return the enclosed proxy form so that their vote is represented. Proxies to be used at the Meeting must be deposited with Norbord Inc. c/o CIBC Mellon Trust Company, by mail at P.O. Box 721, Agincourt, Ontario M1S 0A1, or in person at 320 Bay Street, Banking Hall Level, Toronto, Ontario, at least 24 hours prior to the time of the Meeting. Shareholders may also vote by telephone or via the Internet. Instructions for telephone and Internet voting are located on the proxy form. Non-registered shareholders will be provided with voting instructions by the intermediaries who hold Common Shares on their behalf.

By order of the Board of Directors,

Lynne C. Taylor
Assistant Corporate Secretary
Toronto, Ontario
March 1, 2007

NORBORD
Table of Contents	MANAGEMENT
PROXY CIRCULAR

1

NORBORD
MANAGEMENT	Table of Contents
PROXY CIRCULAR

2

NORBORD
Section I - General Information	MANAGEMENT
PROXY CIRCULAR

Section I – General Information

This Management Proxy Circular is supplied in connection with the solicitation of proxies by the management of Norbord Inc. (the "Corporation" or "Norbord") for use at its Annual Meeting to be held at the The National Club on Wednesday, April 25, 2007 at 10:30 a.m. (local time) for the purposes outlined in this Circular under Section III – Business of the Meeting.

Date of Information

The information contained in this Circular is current as at March 1, 2007, unless otherwise stated.

Common Shares Outstanding

The number of Common Shares of the Corporation ("Common Shares") outstanding as at close of business on March 1, 2007 was 143,864,581. The Common Shares trade under the symbol NBD on the TSX.

Voting Shares and Principal Shareholders

Each registered holder of Common Shares, at the close of business on March 1, 2007 (the "Record Date"), will be entitled to one vote for each Common Share held on all matters to come before the Meeting or any adjournment thereof either in person or by proxy.

To the knowledge of the Directors and Officers of the Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of all Common Shares, except Brookfield Asset Management Inc. ("Brookfield"). As at March 1, 2007, Brookfield owned 54,423,303 Common Shares, representing approximately 38% of the outstanding Common Shares.

Brookfield is a public company with shares listed on the TSX and New York Stock Exchange. Brookfield's major shareholders are Partners Limited ("Partners") and Partners 49%-owned affiliate, BAM Investments Corp., which, together with the shareholders of Partners, collectively own, directly or indirectly, exercise control or direction over, or have options or warrants to acquire, approximately 69 million Class A Limited Voting Shares of Brookfield, representing approximately 17% of the Class A Limited Voting Shares on a fully diluted basis, and 85,120 Class B Limited Voting Shares of Brookfield, representing all of the Class B Limited Voting Shares. Messrs. Cockwell, Gammiero and Harding, Directors of the Corporation, and Mr. Tremayne, Executive Vice President and Chief Financial Officer of the Corporation, are shareholders of Partners.

Mailing of Circular

The mailing of this Circular will commence on or about March 23, 2007. The 2006 Annual Report is also being mailed to all registered shareholders and to those beneficial shareholders who requested a copy. Proxy materials will be delivered to brokers, custodians and fiduciaries who will be requested to promptly forward such material to the beneficial owners of Common Shares.

NORBORD
MANAGEMENT	Section I - General Information
PROXY CIRCULAR

Reporting Concerns

Concerns relating to Norbord’s accounting practices, internal accounting controls or auditing matters may be directed to the Chair of Norbord’s Audit Committee at:

Norbord Inc.
Attn: Norbord Audit Chair
1 Toronto Street, Suite 600
Toronto, Ontario M5C 2W4

Telephone: 416-360-2254
Toll Free Telephone: 1-888-667-2673
Email: auditchair@norbord.com

Dividend Reinvestment Plan

Norbord has a Dividend Reinvestment Plan which enables shareholders who are residents of Canada to elect to purchase additional Common Shares of Norbord by reinvesting their cash dividends. You may view the full terms and conditions of Norbord’s Dividend Reinvestment Plan by visiting our website at www.norbord.com.

Normal Course Issuer Bid

The Corporation purchased a total of 2,724,600 Common Shares under its normal course issuer bid from November 2, 2005 until November 1, 2006. The Corporation has not renewed its normal course issuer bid.

Shareholder Proposals

Proposals of shareholders intended to be presented at the Corporation’s annual meeting of shareholders in 2008 and which such shareholders are entitled to request be included in the management proxy circular for the 2008 meeting, must be received at the Corporation’s head office at the address set out below not later than December 2, 2007.

Annual Report

If you are a registered shareholder, you will have received a copy of the 2006 Annual Report with this package. If you are a beneficial shareholder and your shares are held in the name of a nominee and you did not complete and return the card sent out last year with your package to specifically request a copy of Norbord's Annual Report, you will not receive a 2006 Annual Report. Copies of Norbord’s Annual Report may be obtained by accessing Norbord’s public filings on SEDAR at www.sedar.com or Norbord's website at www.norbord.com under "Investors" and "Financial Reports".

Additional Information

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com. Shareholders may contact the Corporation by mail at 1 Toronto Street, Suite 600, Toronto, Ontario M5C 2W4, telephone (416-365-0705), fax (416-365-3292), or e-mail (info@norbord.com) to request copies of the Corporation's Annual Consolidated Financial Statements and Management’s Discussion and Analysis ("MD&A").

Financial information for the Corporation’s most recently completed financial year is provided in its Annual Consolidated Financial Statements and MD&A which are filed with SEDAR at www.sedar.com.

NORBORD
Section II - Voting Instructions	MANAGEMENT
PROXY CIRCULAR

Section II – Voting Instructions

Solicitation of Proxies

The management of the Corporation is soliciting your proxy. Solicitation is being made primarily by regular mail, but may be supplemented by telephone, the Internet and personally by regular employees of the Corporation. The costs of the solicitation will be paid by the Corporation.

Appointment of Proxyholders

A shareholder, including an intermediary who holds shares on behalf of a non-registered shareholder, may, by properly marking, executing and depositing the enclosed form of proxy, appoint as proxyholder the persons whose names are printed on the enclosed form of proxy or some other person, who need not be a shareholder, by inserting the name of the person in the space provided. The proxyholder may attend and act for the shareholder at the Meeting and any adjournment thereof.

Execution and Deposit of Proxy

If a shareholder is an individual, the form of proxy must be executed by the shareholder or a duly authorized attorney of the shareholder. If a shareholder is a corporation, the form of proxy must be executed in the presence of a duly authorized attorney or officer of the corporation. Where a form of proxy is executed by an attorney or officer of a corporation, the authorizing documents (or notarized copies thereof) should accompany the form of proxy. Executed forms of proxy must be deposited not less than 24 hours before the time of the Meeting, for registered shareholders, with Norbord Inc., c/o CIBC Mellon Trust Company, using either the enclosed proxy return envelope or by mailing the proxy to CIBC Mellon Trust Company at P.O. Box 721, Agincourt, Ontario M1S 0A1, Attention: Proxy Department, or for non-registered shareholders, with Norbord Inc., c/o ADP Investor Communications, Proxy Department, 5970 Chedworth Way, Mississauga, Ontario, L5R 4G5.

Voting of Shares Represented by Management Proxy

Shares represented by properly executed proxies in favour of the people whose names are printed thereon will be voted for or against or withheld from voting in accordance with the choice specified in the proxy on any ballot that may be called for but, if no choice is specified, such shares will be voted as follows:

  for the election as Directors of the Corporation for the individuals listed under the heading "Election of Directors" on page 8 of this Circular;

  for the appointment of KPMG LLP as auditors of the Corporation and authorizing the Directors to fix their remuneration; and

  for the approval of the amendments to the Stock Option Plan.

The person appointed as proxy has discretionary authority to vote on amendments or variations to the matters being voted on as identified in the Notice of Meeting and any other matters that may properly come before the Meeting. At the time of printing this Circular, the Management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

NORBORD
MANAGEMENT	Section II - Voting Instructions
PROXY CIRCULAR

Registered Shareholders

If you are a registered shareholder you can vote by proxy no later than 24 hours prior to the time of the Meeting, or in person at the Meeting.

There are four ways that you can vote by proxy:

  By Telephone
  Call 1-866-271-1207 from your touch-tone phone and follow the instructions (only available to residents of Canada or the United States). You will need the control number located on the enclosed proxy form. You do not need to return your proxy form. Please note that you may not appoint a person as a proxyholder other than the management nominees named in this proxy form when voting by telephone.
  Via the Internet
  Go to www.eproxyvoting.com/norbord and follow the on-screen instructions. You will need the control number located in the enclosed proxy form. You do not need to return your proxy form
  By Mail
  By completing, dating and signing the enclosed proxy form and returning same in the envelope provided
  By Fax
  By completing, dating and signing the enclosed proxy form and sending it via fax to 416-368-2502.

Non-registered Shareholders

Non-registered (or beneficial) shareholders hold their shares through a bank, trust company, securities broker or other intermediary. In accordance with the requirements of National Instrument 54-101, the Corporation has distributed copies of the accompanying Notice, this Management Proxy Circular, the enclosed proxy form and the Corporation’s 2006 Annual Report (which includes Management's Discussion and Analysis and Annual Consolidated Financial Statements for the fiscal year ended December 31, 2006) (collectively, the "Meeting Materials") to the intermediaries for onward distribution to non-registered shareholders.

In most cases, a non-registered shareholder will receive, as part of the Meeting Materials, a voting instruction form requesting voting instructions. If the non-registered shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on his or her behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. Voting instruction forms permit the completion of the voting instructions form by telephone, fax, mail or through the Internet.

Less frequently, a non-registered shareholder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the intermediary (typically a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the non-registered shareholder but which is otherwise incomplete. If the non-registered shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on his or her behalf), the non-registered shareholder must complete the form of proxy and deposit it as set out in "Execution and Deposit of Proxy" on page 5 of this Circular.

If a non-registered shareholder who has received a form of proxy wishes to attend and vote at the Meeting in person (or have another person attend and vote on his or her behalf), the non-registered shareholder must strike out the names of the persons in the proxy and insert the non-registered shareholder's (or such other person's) name in the blank space provided. In the case of a voting instruction form, the non-registered shareholder should follow the directions in the form as to returning the form and meeting attendance.

NORBORD
Section II - Voting Instructions	MANAGEMENT
PROXY CIRCULAR

Non-registered shareholders should follow the instructions on the forms they receive and contact their intermediaries promptly if they need assistance.

Right of Revocation

A shareholder may revoke a proxy by voting again in any manner (telephone, Internet, mail or fax), including delivering another proxy form with a later date on it to the head office of Norbord Inc., Suite 600, 1 Toronto Street, Toronto, Ontario M5C 2W4 no later than 24 hours prior to the time of the Meeting, or with the Chair of the Meeting on the day of the Meeting or any adjournment thereof.

NORBORD
MANAGEMENT	Section III - Business of the Meeting
PROXY CIRCULAR

Section III–Business of the Meeting

Annual Report and Financial Statements

The Meeting Materials are being mailed to both registered and non-registered shareholders. However, in the Meeting Materials provided to non-registered shareholders the Annual Report will only be included in the Meeting Materials mailed to those non-registered shareholders who indicated they wished to receive it.

Election of Directors

The articles of the Corporation provide that the Board of Directors will consist of a minimum number of eight and a maximum number of 20 Directors. The people named in the enclosed form of proxy intend, unless otherwise directed, to vote for the election of a Board of Directors (the "Board") composed of the nine nominees listed below to serve until the next Annual Meeting of the Corporation or until their successors are duly elected or appointed, unless any specified nominee is not available to act as a Director of the Corporation ("Director"), in which event a substitute may be nominated.

The nine nominees proposed for election as Directors are:

Jack L. Cockwell	Gordon E. Forward	Neville W. Kirchmann
Dian Cohen	Dominic Gammiero	Margot Northey
Pierre Dupuis	Robert J. Harding	J. Barrie Shineton

Management and the Board of Directors recommend that shareholders vote FOR these nominees. The persons named in the enclosed Proxy intend to vote FOR the election of each of these nominees unless the shareholder specifies that authority to do so is withheld.

The Board requires any Director to offer his or her resignation to the Board immediately following an annual meeting if he or she has not received at least 50% of the votes cast at the meeting in favour of his or her election to the Board. The Board will evaluate the impact of the change in the composition of the Board and accept or reject the resignation as deemed advisable.

Appointment of Auditors

The Audit Committee has reviewed and discussed the Corporation’s Annual Consolidated Financial Statements with Management, which has primary responsibility for the preparation of the Annual Consolidated Financial Statements. Ernst & Young LLP, the Corporation’s independent auditor for 2006, is responsible for expressing an opinion on the Corporation’s Annual Consolidated Financial Statements. The Audit Committee has reviewed with Ernst & Young LLP the matters that are required to be discussed, including financial statement disclosures, the quality of the Corporation’s financial reporting and significant accounting policies.

Based on the reviews, considerations and discussions outlined above, the Audit Committee recommended to the Board, and the Board approved, the Annual Consolidated Financial Statements of the Corporation and authorized their inclusion in the Corporation’s Annual Report for the year ended December31,2006.

NORBORD
Section III - Business of the Meeting	MANAGEMENT
PROXY CIRCULAR

At the request of the Corporation, Ernst & Young LLP resigned as auditors of the Corporation on February28, 2007. KPMG LLP were appointed on February28, 2007 as auditors of the Corporation to replace Ernst& Young LLP.

It is proposed that KPMG LLP be appointed as the auditors of the Corporation to hold office until the next Annual Meeting of the Corporation.

In accordance with National Instrument–Continuous Disclosure Obligations ("51-102"):

  The Corporation has prepared and delivered to Ernst & Young LLP, KPMG LLP and the applicable Canadian securities regulatory authorities, a Notice of Auditor Change dated February 28, 2007 confirming, among other things, that there are no outstanding "reportable events" (as defined in 51-102) with respect to the Corporation;

  Ernst& Young LLP has confirmed in a letter dated March2, 2007 that they have reviewed the Notice of Auditor Change and agree with all matters included therein; and

  KPMG LLP has confirmed in a letter dated February 28, 2007 that they have reviewed the Notice of Auditor Change and do not disagree with any of the information contained therein (collectively, the "Reporting Package").

A copy of the Reporting Package is included as Appendix F.

The Audit Committee recommends that shareholders vote FOR the appointment of KPMG LLP as auditors of the Corporation and authorize the Directors to fix their remuneration. The persons named in the enclosed Proxy intend to vote FOR this appointment unless the shareholder specifies that authority to do so is withheld.

Approval of Amendments to Stock Option Plan

As a result of changes in the rules of the TSX and securities laws applicable to security based compensation arrangements, the Board of Directors approved amendments to the Norbord Inc. Stock Option Plan (the "SOP") at a meeting held on January 31, 2007. Two of the amendments were approved subject to shareholder approval as described below. The SOP, as amended, is described in "Report on Executive Compensation–Long-Term Incentives–Stock Option Plan".

The TSX rules require that the Corporation obtain the consent of its shareholders for amendments to the SOP (i) to extend the period of exercise of an option if the expiry date falls during or soon after a blackout period and (ii) the amending procedures.

The Corporation’s Disclosure Policy prohibits any officer or employee with material undisclosed information from trading in the securities of the Corporation. Therefore, it is proposed to amend the SOP to provide that (i) options must be granted effective after the end of a blackout period and (ii) if an option expires during or within 10 days after the last day of a blackout period, the expiry date will be the last day of such 10-day period.

The current amendment procedures for the SOP permit the Board to amend the SOP subject to receipt of any required regulatory approval and the consent of option holders materially prejudiced by the amendment. There is no requirement to obtain shareholder approval of any amendment. The Board proposes to amend the SOP to require the approval of security holders to any amendment to the SOP that would: (i) increase the maximum number of Common Shares issuable under the SOP (other than on a corporate reorganization); (ii) reduce the exercise price of options to less than the market price of Common Shares on the date of the option grant; (iii) reduce the exercise price of options for the benefit of an insider of the Corporation; (iv) extend the expiry date of options for the benefit of an insider of the Corporation; (v) increase the maximum number of Common Shares issuable to insiders of the Corporation under the SOP; or (vi) amend any of the limitations set out in (i) to (v). Apart from these limitations, the Board may continue to amend the SOP as it considers necessary or desirable for the purposes of the Corporation.

NORBORD
MANAGEMENT	Section III - Business of the Meeting
PROXY CIRCULAR

At the Meeting the shareholders will be asked to consider and, if thought appropriate, pass a resolution approving the amendments to the SOP relating to blackout periods and amendment procedures.

The Board of Directors recommend that shareholders vote FOR the proposed amendments to the SOP relating to blackout periods and amendment procedures. The persons named in the enclosed Proxy intend to vote FOR the approval of such proposed amendments to the SOP unless the shareholder specifies otherwise. The resolution to approve such proposed amendments to the SOP must be passed by a majority of the votes cast on this resolution at the Meeting.

NORBORD
Section IV - Board of Directors	MANAGEMENT
PROXY CIRCULAR

Section IV – Board of Directors

Director Nominees

All of the Corporation’s current Directors with the exception of Mr. Neville W. Kirchmann were elected at the last annual general meeting on April 21, 2006, and all are Management nominees for election to the Board. Mr. Kirchmann was appointed Director on January 31, 2007, to fill the vacancy created by the passing of Mr. Don S. Wells on August 21, 2006. Common share ownership, deferred share units and options held are as at December 31st, 2006 and 2005.

JACK L. COCKWELL, Toronto, Ontario
Age: 66

Mr. Cockwell is Group Chair of Brookfield Asset Management Inc. ("Brookfield"), a global asset manager. Mr. Cockwell was President and Chief Executive Officer of Brookfield from 1991 to 2002. Mr. Cockwell is a Director of Brookfield and a number of Brookfield-related companies, including Brookfield Properties Corporation and Fraser Papers Inc. and is also a Director of Astral Media Inc. Mr. Cockwell is also Chair of the Board of Trustees of the Royal Ontario Museum and a Director of the C.D. Howe Institute. Mr. Cockwell’s area of expertise is business management.

Director Since: 1987
Independent Director
Chair of the Human Resources Committee
Member of the Environment, Health and Safety Committee
2006	2005
26,928 Common Shares(1)	26,928 Common Shares(1)

NORBORD
MANAGEMENT	Section IV - Board of Directors
PROXY CIRCULAR

DIAN COHEN, Toronto, Ontario
Age: 74

Ms. Cohen is President of DC Productions Ltd., an economist and a partner in her own economic consultancy. She is the author of a number of books on government, personal money management and social policy issues. Ms. Cohen is the recipient of many literary awards, as well as the Order of Canada. In addition to her role on the Norbord Board, Ms. Cohen is a Director of Dorel Industries Inc. and Fraser Papers Inc. Ms. Cohen is also a trustee of Great Lakes Hydro Income Fund and Treasurer of the University Women’s Scholarship Foundation. Ms. Cohen’s areas of expertise are economics and communications.

Director Since: 1987
Independent Director
Chair of the Corporate Governance and Nominating Committee
Member of the Audit Committee
Member of the Environment, Health and Safety Committee
Member of the Human Resources Committee
2006	2005
6,000 Common Shares	6,000 Common Shares
6,200 Stock Options	6,200 Stock Options
22,524 Deferred Share Units	15,318 Deferred Share Units
PIERRE DUPUIS, Sutton, Quebec
Age: 62

Mr. Dupuis is the former Chief Operating Officer of Dorel Industries Inc., a global consumer product company, from 1999 to 2005. Prior to his appointment at Dorel, Mr. Dupuis was President and COO of Transcontinental Inc., a Canadian printing and publishing company. In addition to his role on the Norbord Board, Mr. Dupuis is a trustee of Great Lakes Hydro Income Fund and a Director of Stelco Inc. Mr. Dupuis’ areas of expertise are business management, strategic planning, marketing, product development and human resources.

Director Since: 1995
Independent Director
Chair of the Audit Committee
Member of the Environment, Health and Safety Committee
Member of the Human Resources Committee
2006	2005
5,367 Common Shares	5,367 Common Shares
8,200 Stock Options	8,200 Stock Options
13,399 Deferred Share Units	10,613 Deferred Share Units

NORBORD
Section IV - Board of Directors	MANAGEMENT
PROXY CIRCULAR

GORDON E. FORWARD, San Diego, California
Age: 70

Dr. Forward is the former Vice Chair of Texas Industries Inc., a position he held from 1998 to 2000. Prior to that, he was President and Chief Executive Officer of the Chaparral Steel Company. In addition to his role on the Norbord Board, Dr. Forward is a Director of Texas Industries Inc. Dr. Forward is also Chair Emeritus of the United States Business Council for Sustainable Development. Dr. Forward’s areas of expertise are business management, environment and strategy.

Director Since: 1995
Independent Director
Member of the Audit Committee
Member of the Environment, Health and Safety Committee
Member of the Human Resources Committee
2006	2005
1,000 Common Shares	1,000 Common Shares
8,200 Stock Options	8,200 Stock Options
30,555 Deferred Share Units	22,546 Deferred Share Units
DOMINIC GAMMIERO, Mississauga, Ontario
Age: 58

Mr. Gammiero is Chief Executive Officer of Fraser Papers Inc., a specialty paper company. Prior to assuming this role, Mr. Gammiero was President and CEO of Norbord Inc. from 1999 to 2004. He has over 30 years’ experience in the forest products industry in North America and Europe. In addition to his role on the Norbord Board, Mr. Gammiero is a Director of Fraser Papers Inc. Mr. Gammiero’s areas of expertise are business operations and environmental sustainability.

Director Since: 1998
Non-Independent Director
Member of the Environment, Health and Safety Committee
2006	2005
240,000 Common Shares(1)	240,000 Common Shares(1)

NORBORD
MANAGEMENT	Section IV - Board of Directors
PROXY CIRCULAR

ROBERT J. HARDING, Toronto, Ontario
Age: 49

Mr. Harding is Chair of Brookfield Asset Management Inc. Mr. Harding is also a Director of Fraser Papers Inc., Western Forest Products Limited and Atomic Energy of Canada Limited. Mr. Harding is the Chair of the Board of Governors of the University of Waterloo and a member of the Board of Trustees of the Hospital for Sick Children, United Way of Greater Toronto, and the Art Gallery of Ontario. Mr. Harding’s areas of expertise are corporate governance, finance and business management.

Director Since: 1998
Independent Director
Chair of the Board
Member of the Corporate Governance and Nominating Committee
Member of the Environment Health and Safety Committee
Member of the Human Resources Committee
2006	2005
2,000 Common Shares(1)	2,000 Common Shares(1)
NEVILLE W. KIRCHMANN, Toronto, Ontario
Age: 69

Mr. Kirchmann is President of Kirchmann Holdings Inc., a private investment company. He was previously President and CEO of Coca-Cola Canada and Coca-Cola Southern Africa and is currently Chair of the Princess Margaret Hospital Foundation. In addition to his role on the Norbord Board, Mr. Kirchmann is also a Director of Fibre Connections Inc. and Chair of the Board of the Princess Margaret Hospital Foundation. Mr. Kirchmann’s areas of expertise are corporate governance, finance, marketing and operations.

Director Since: 2007
Independent Director
Member of the Audit Committee
Member of the Corporate Governance and Nominating Committee
Member of the Environment, Health and Safety Committee
Member of the Human Resources Committee

NORBORD
Section IV - Board of Directors	MANAGEMENT
PROXY CIRCULAR

MARGOT NORTHEY, Victoria, British Columbia
Age: 67

Dr. Northey is the former Dean, Queen’s University School of Business from 1995 to 2002. Prior to that, she was an Associate Professor at the University of Western Ontario’s business school. Dr. Northey is a widely respected author of numerous articles, books and reports on a broad range of contemporary topics in business, corporate affairs, communications and the humanities. In addition to her role on the Norbord Board, Dr. Northey is also a Director of Alliance Atlantis Communications Inc., British Columbia Transmission Corp., Fraser Papers Inc., Nventa Biopharmaceuticals Corporation and Wawanesa Insurance. Dr. Northey’s areas of expertise are communications and marketing.

Director Since: 2000
Independent Director
Chair of the Environment, Health and Safety Committee
Member of the Corporate Governance and Nominating Committee
Member of the Human Resources Committee
2006	2005
2,340 Common Shares	2,340 Common Shares
1,760 Stock Options	1,760 Stock Options
14,792 Deferred Share Units	12,780 Deferred Share Units
J. BARRIE SHINETON, Toronto, Ontario
Age: 60

Mr. Shineton was appointed President and Chief Executive Officer of the Corporation in 2004. He has held various positions with Norbord, including Executive Vice President, Wood Products of Norbord Inc., President, Norbord Industries Inc. and Managing Director, Norbord Limited (UK). Mr. Shineton has more than 30 years’ experience in the forest products industry, having held senior marketing, sales and operations positions for companies in North America and Europe. Mr. Shineton does not sit on the Board of any other public company. Mr. Shineton’s areas of expertise are sales, marketing and operations management, both nationally and internationally.

Director Since: 2004
Non-Independent Director

2006	2005
51,362 Common Shares	35,400 Common Shares
389,000 Stock Options	252,000 Stock Options
187,226 Deferred Share Units	143,968 Deferred Share Units

(1)    Management understands that, in addition to the shares listed above, Messrs. Cockwell, Gammiero and Harding also own shares indirectly through their ownership of Brookfield Common Shares. These indirect ownership interests exceed the minimum share ownership requirements for Directors as set out under "Director Compensation and Share Ownership" on page 16 of this Management Proxy Circular.

NORBORD
MANAGEMENT	Section IV – Board of Directors
PROXY CIRCULAR

Director Attendance for Meetings Held in 2006

During 2006 the Board held five meetings and its committees held 18 meetings. These included four regularly scheduled meetings of the Board and one strategic review meeting of the Board held offsite at a mill location in Jefferson, Texas. There were six Audit Committee meetings, six Corporate Governance and Nominating Committee meetings, three Environment, Health and Safety Committee meetings and three Human Resources Committee meetings. The following table summarizes attendance at these meetings.
					Corporate
					Governance		Environment,
						and	Health and			Human
	2006 Board			Audit	Nominating			Safety	Resources
	Meetings		Committee		Committee		Committee		Committee
	No.	%	No.	%	No.	%	No.	%	No.	%
Jack L. Cockwell(1)	5/5	100		–		–	3/3	100	3/3	100
Dian Cohen(2)	5/5	100	6/6	100	6/6	100	3/3	100	3/3	100
Pierre Dupuis(3)	5/5	100	6/6	100		–	3/3	100	3/3	100
J. Bruce Flatt(4)	2/2	100		–		–	2/2	100	1/1	100
Gordon E. Forward	5/5	100	6/6	100		–	3/3	100	3/3	100
Dominic Gammiero	5/5	100		–		–	3/3	100		–
Robert J. Harding(5)	4/5	80		–	6/6	100	3/3	100	3/3	100
Margot Northey(6)	5/5	100		–	6/6	100	3/3	100	3/3	100
J. Barrie Shineton	5/5	100		–		–		–		–
Don S. Wells(7)	3/3	100	3/3	100	3/3	100	3/3	100	3/3	100

(1) Denotes Chair of the Human Resources Committee.

(2) Denotes Chair of the Corporate Governance and Nominating Committee.

(3) Denotes Chair of the Audit Committee. Mr. Dupuis was appointed Chair of the Audit Committee on October 26, 2006.

(4) Mr. Flatt resigned from the Board on April 21, 2006.

(5) Denotes Chair of the Board.

(6) Denotes Chair of the Environment, Health and Safety Committee.

(7) Mr. Wells was a Director, Chair of the Audit Committee and member of the Corporate Governance and Nominating Committee, Environment, Health and Safety Committee and Human Resources Committee until his death on August 21, 2006.

Change in Personal Circumstances

Board policy requires any Director to offer his or her resignation if there has been a relevant change in his or her personal circumstances, or if he or she has not attended at least 75% of the regularly scheduled Board and relevant committee meetings in the most recent 12-month period. The Board will evaluate the impact of the change on the composition of the Board and accept or reject the resignation as deemed advisable.

Director Compensation and Share Ownership

Each Director who is not an employee of the Corporation is entitled to an annual retainer fee of CAD $40,000. The Chair of the Board receives an additional annual fee of CAD $60,000. The Chair of the Audit Committee receives an additional annual fee of CAD $5,000. The Chair of each other Board committee receives an additional annual fee of CAD $3,000. No fees are payable for committee membership or meeting attendance. Directors are reimbursed for travel expenses they incur to attend Board and Committee meetings.

Directors fees payable during 2006 to Messrs. Cockwell, Flatt and Harding and to Mr. Gammiero were paid to Brookfield and Fraser Papers Inc., respectively.

NORBORD
Section IV – Board of Directors	MANAGEMENT
PROXY CIRCULAR

The Board believes that directors can better represent shareholder interests if they are shareholders themselves. The Board requires all Directors to own, directly or indirectly, at least three times the annual retainer fee (approximately CAD $120,000) of Norbord Common Shares or deferred share units ("DSU"), based on the cost of the Common Shares or DSUs acquired. For new Directors, this minimum share ownership position must be achieved within five years of joining the Board. Existing Directors will have five years from the passage of the resolution in January 2004 to accumulate the minimum share ownership requirement. Directors are encouraged to accumulate the minimum share ownership in a systematic manner over the five-year accumulation period. As discussed in greater detail under "Deferred Share Unit Plan for Non-Employee Directors" below, non-employee Directors may elect to take part or all of their annual compensation in DSU's.

Deferred Share Unit Plan for Non-Employee Directors ("DSUP")

A deferred share unit plan for non-employee Directors was adopted by the Corporation in 2001. Directors of the Corporation who are not officers or employees of the Corporation or its affiliates may elect to take a percentage of their annual retainer in the form of DSUs. The number of DSUs are determined by dividing the amount of directors fees to be deferred by the fair market value of a share on the third business day following the next release of the Corporation’s quarterly or annual results. These DSU's are redeemed for cash when the holder ceases to be a Director. In addition, a Director who holds DSUs is credited with additional DSUs whenever cash dividends are paid on Common Shares.

The following table below shows the actual fees paid to the Directors in 2006 and the percentage of fees taken in the form of DSU’s
			Committee
	Board	Board Chair	Chair			Total Fees
	Annual	Annual	Annual	Total Fees	Total Fees	Credited in
	Retainer	Retainer	Retainer	Payable	Paid in Cash	DSUs
Directors	($)	($)	($)	($)	($)	(# of DSUs)
Jack L. Cockwell(1)	$40,000	–	$3,000	$43,000	$43,000	N/A
Dian Cohen	$40,000	–	$3,000	$43,000	Nil	4,482
Pierre Dupuis(2)	$40,000	–	$1,250	$41,250	$30,938	1,042
J. Bruce Flatt(1)(3)	$20,000	–	–	$20,000	$20,000	N/A
Gordon E. Forward	$40,000	–	–	$40,000	Nil	4,169
Dominic Gammiero(4)	$40,000	–	–	$40,000	$40,000	N/A
Robert J. Harding(1)	$40,000	$60,000	–	$100,000	$100,000	N/A
Margot Northey	$40,000	–	$3,000	$43,000	$43,000	Nil
J. Barrie Shineton	N/A	–	–	N/A	N/A	N/A
Don S. Wells(5)	$30,000		$3,750	$33,750	$16,875	1,756
TOTAL	$330,000	$60,000	$14,000	$404,000	$293,813	11,449

(1) Messrs. Cockwell, Flatt and Harding received no compensation for their roles on the Board and Committees of the Corporation. An aggregate payment of CAD $163,000 was made to Brookfield for their services.

(2) Mr. Dupuis was appointed Chair of the Audit Committee on October 26, 2006, replacing Mr. Wells, who passed away on August 21, 2006.

(3) Mr. Flatt resigned from the Board on April 21, 2006.

(4) Mr. Gammiero received no compensation for his role on the Board and Committees of the Corporation. An aggregate payment of CAD $40,000 was made to Fraser Papers Inc. for his services.

(5) Mr. Wells passed away on August 21, 2006.

NORBORD
MANAGEMENT	Section IV – Board of Directors
PROXY CIRCULAR

Stock Options

In January 2003 the Board made the decision to prohibit any further stock option grants to non-employee Directors. The following table reflects (i) the name of non-employee Directors who hold outstanding stock options, granted prior to January 2003; (ii) the expiry date of the options; (iii) the exercise price of the options; (iv) number of options granted; (v) number of options vested as at December 31, 2006; (vi) total vested options exercised in 2006; (vii) total number of vested options exercised; (viii) total number of vested options unexercised; and (ix) the value of unexercised options.
						For Vested Options At December 31, 2006
					Number of
					Options
	Date	Expiry	Exercise Number of		Vested at	Total			Value of
	Granted	Date	Price	Options	December 31,	Exercised	Total	Total	Unexercised
Name	(mm/dd/yy)	(mm/dd/yy)	($)(1)	Granted	2006	in 2006	Exercised	Unexercised	Options(2)
Dian Cohen	07/17/97	07/17/07	$ 2.59	1,200	1,200	Nil	Nil	6,200	$50,652
	02/03/00	02/03/10	$ 1.17	1,400	1,400
	02/01/01	02/01/11	$ 0.01(3)	2,000	2,000
	01/31/02	01/31/12	$ 0.54	1,600	1,280
Pierre Dupuis	07/17/97	07/17/07	$ 2.59	1,200	1,200	Nil	Nil	8,200	$71,072
	02/04/99	02/04/09	$ 0.01(4)	2,000	2,000
	02/03/00	02/03/10	$ 1.17	1,400	1,400
	02/01/01	02/01/11	$ 0.01(3)	2,000	2,000
	01/31/02	01/31/12	$ 0.54	1,600	1,280
Gordon E.	07/17/97	07/17/07	$ 2.59	1,200	1,200	Nil	Nil	8,200	$71,072
Forward	02/04/99	02/04/09	$ 0.01(4)	2,000	2,000
	02/03/00	02/03/10	$ 1.17	1,400	1,400
	02/01/01	02/01/11	$ 0.01(3)	2,000	2,000
	01/31/02	01/31/12	$ 0.54	1,600	1,280
Margot Northey	02/01/01	02/01/11	$ 0.01(3)	800	800	Nil	Nil	1,760	$15,587
	01/31/02	01/31/12	$ 0.54	960	640

(1) The exercise price reflects reductions due to special dividends paid by the Corporation on September 20, 2004, May 20, 2005 and July 14, 2006.

(2) The dollar value in this column is calculated on the basis of the difference between the market value of the shares as at December 31, 2006 ($8.91) and the exercise price of the options, multiplied by the number of unexercised options at December 31, 2006 and includes a cash settlement payable on options granted in 1999 and 2001.

(3) To reflect the special dividends paid by the Corporation, the holders of these options are provided with a cash payment of CAD $ 0.52 for each option exercised.

(4) To reflect the special dividends paid by the Corporation, the holders of these options are provided with a cash payment of CAD $1.29 for each option exercised.

Directors’ and Officers' Liability Insurance

The Corporation maintains Directors’ and Officers' Liability Insurance under policies arranged by Brookfield with a combined annual limit of CAD $50 million and reinstatement limit of CAD $25 million, subject to a corporate deductible of CAD $1 million per loss. The limit is not exclusive to each corporation insured under the policies. Under this insurance coverage, the Corporation is reimbursed for indemnity payments made to Directors or officers as required or permitted by law or under provisions of its by-laws as indemnity for losses, including legal costs, arising from acts, errors or omissions committed by Directors and officers during the course of their duties as such. This insurance also provides coverage to individual Directors and officers without any deductible if they are not indemnified by the Corporation. The insurance coverage for Directors and officers has certain exclusions including, but not limited to, those acts determined to be deliberately fraudulent or dishonest or which have resulted in personal profit or advantage. The cost of such insurance is borne by the Corporation and is currently CAD $47,000 annually.

NORBORD
Section V – Executive Officers	MANAGEMENT
PROXY CIRCULAR

Section V–Executive Officers

Named Executive Officers in 2006
J. Barrie Shineton
President & Chief Executive Officer

Mr. Shineton was appointed President and Chief Executive Officer in June 2004, prior to which he was Executive VicePresident, Wood Products, and President, Norbord Industries Inc. since 2003. He also held the position of Managing Director of Norbord Limited (UK) from 1999 until 2003.

John Tremayne
Executive Vice President & Chief Financial Officer

Mr. Tremayne joined Norbord Inc. as Senior Vice President and Chief Financial Officer in June 2002 and was appointed Executive Vice President and Chief Financial Officer in June 2003.

Robert Kinnear
Senior Vice President, Corporate Services

Mr. Kinnear joined Norbord Industries Inc. as Vice President, Human Resources in 2001 and was appointed Vice President, Human Resources and Administration of Norbord Industries Inc. in June 2002. He was appointed Senior Vice President, Corporate Services, Norbord Inc. in January 2005.

Karl Morris Senior Vice President, European Operations Mr. Morris was appointed Managing Director of Norbord’s was appointed Senior Vice President, European Operations, Norbord Inc. in January 2005.

Peter Wijnbergen
Senior Vice President, Marketing, Sales and Logistics

Mr. Wijnbergen was appointed Senior Vice President, Marketing, Sales and Logistics of Norbord Inc. in January 2005, prior to which he was Vice President, Sales, Marketing and Logistics of Norbord Industries Inc.

NORBORD
MANAGEMENT	Section V – Executive Officers
PROXY CIRCULAR

Composition and Mandate of the Human Resources Committee

The Corporation’s executive compensation program is administered by its Human Resources Committee. As part of its mandate, the Human Resources Committee administers the appointment and remuneration of the Corporation’s officers, including the Named Executive Officers. For the President and CEO, the Human Resources Committee makes compensation recommendations to be approved by the Board; for all other officers, the Human Resources Committee approves the compensation levels. The Human Resources Committee is also responsible for reviewing the design and general competitiveness of the Corporation's compensation and benefit programs. The Human Resources Committee met three times in 2006.

Mr. Shineton, the President and CEO of the Corporation, makes recommendations to the Human Resources Committee with respect to executive compensation policy and with respect to the compensation paid to senior officers of the Corporation, other than himself. Mr. Shineton did not participate in the Human Resources Committee meeting when his compensation was discussed or determined.

Members of the Human Resources Committee during 2006 were Mr. Cockwell (Chair), Ms. Cohen, Mr. Dupuis, Mr. Flatt, Dr. Forward, Mr. Harding, Dr. Northey and Mr. Wells. Mr. Flatt resigned as a Director on April 21, 2006, and Mr. Wells passed away on August 21, 2006. Messrs. Cockwell and Harding are officers of Brookfield.

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

The Corporation’s compensation policies are designed to motivate management to maximize the long-term value of the Corporation’s assets and business operations. In addition, the compensation policy is designed to provide an overall competitive compensation package with a high proportion for the most senior executives weighted to variable compensation tied to the Corporation’s performance. In the case of the Corporation's CEO, this is achieved by maintaining base salary and cash bonus awards below the median base salary level in the industry in return for an opportunity to participate at a higher level in the growth in value of the Corporation’s shares.

Executive Share Ownership Guidelines

In January 2005, the Board of Directors established guidelines for the minimum ownership of Common Shares of the Corporation, including for this purpose DSUs, to be held by Named Executive Officers. This amount is an investment of two times base salary for the President and CEO and one time base salary for the other Named Executive Officers, based on the cost of the Common Shares or DSUs acquired, to be attained over a five-year period from being designated as a Named Executive Officer. Named Executive Officers are encouraged to accumulate the minimum share ownership in a systematic manner over the five-year accumulation period.

NORBORD
Section V – Executive Officers	MANAGEMENT
PROXY CIRCULAR

The following table sets forth for each Named Executive Officer the total number of Common Shares and DSUs of the Corporation held by the executive as at March 1, 2007:

			Total
			Number of	Total Value
	Number of		Common	of Common
	Common	Number of	Shares and	Shares and
Named Executive Officer	Shares	DSU's	DSU's	DSU's (1)
J. Barrie Shineton	51,837	187,225	240,863	$ 2,138,863
John Tremayne(2)	159,625	77,703	237,328	$ 2,107,473
Robert Kinnear	10,512	10,089	20,601	$ 182,936
Karl Morris	0	0	0	$ 0
Peter Wijnbergen	36,122	18,234	54,356	$ 482,681

(1) The total value of Common Shares and DSUs is based on the closing price of Norbord’s Common Shares as at March 1, 2007 (CAD $8.88).
(2) In addition, Mr. Tremayne owns shares indirectly through his ownership of Brookfield Common Shares.

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

The individual components of executive compensation and the Human Resources Committee's approach to each are as follows:

Base Salaries

Base salaries of the Corporation’s executives are reviewed annually to ensure that they are competitive and reflect the contribution of each executive. The Corporation believes that base salaries should reflect the median level of salaries paid to similar positions at comparable Canadian forest products companies, adjusted for size based on sales volumes. The base salary for the Corporation’s CEO is also adjusted to reflect a higher weighting to growth in value of the Corporation’s shares.

Annual Incentive Plan

The Corporation has an annual incentive plan that generates cash incentives for officers (including the Named Executive Officers) based on corporate and individual performance. Target awards, expressed as a percentage of base salary, have been established for each officer position at approximately the median level of annual incentive compensation plans administered by other Canadian forest products companies.

The annual incentive plan for all senior officers, including the President and CEO, is based on two factors:

  Two-thirds on corporate performance based on a Return on Capital Employed ("ROCE") calculation; and

  One-third on individual performance measured against established objectives and including contribution to overall results. ROCE targets and CEO and corporate objectives are reviewed with the Human Resources Committee at the beginning of each year and awards are approved by the Human Resources Committee based on the performance of each individual senior officer.

NORBORD
MANAGEMENT	Section V – Executive Officers
PROXY CIRCULAR

Long-Term Incentives

The Corporation’s long-term incentive plan consists of the following components:

Stock Option Plan

The Corporation has had a stock option plan since 1991 (the "SOP"). The SOP was amended by the Board of Directors on January 31, 2007, subject to shareholder approval in the case of the amendments relating to blackout periods and the amending procedures.

The SOP is designed to focus executive attention on the long-term interests of the Corporation and growth in shareholder value. Options are granted periodically to executives and senior managers. The maximum number of Common Shares issuable under the SOP is 10 million (i.e. 7% of outstanding Common Shares). At December 31, 2006, 1,077,511 shares had been issued and 1,785,920 are issuable under options granted. The number of Common Shares (i) issuable to insiders of the Corporation, at any time, and (ii) issued to insiders, within any one year period, under the SOP and any other security-based compensation arrangement cannot exceed 10% of the outstanding Common Shares. To determine the size of grants, the Human Resources Committee takes into consideration data provided by external consultants on competitive market practices within the Canadian forest products industry and a wider grouping of industrial companies. The option price is the market price on the date of grant. Under the current terms of the option agreement, the option may be exercised for up to 10 years, subject to vesting at the annual rate of 20% per year beginning on the first anniversary of the date of grant. Unless otherwise determined by the Human Resources Committee, an option will expire immediately in the event of resignation or termination of employment for cause, within 90 days on termination of employment without cause and within six months after the death of an optionholder. Options may be transferred to permitted assigns of an optionholder as defined in National Instrument 45-106, i.e., the spouse of the optionholder, an entity controlled by the optionholder or spouse, an RRSP or RIFF of the optionholder or spouse or a trustee, custodian or administrator acting on behalf of or for the benefit of the optionholder or spouse. The proposed provisions of the SOP relating to blackout periods and the amendment procedures are described under "Business of the Meeting–Approval of Amendments to Stock Option Plan" on page 9 of this Circular.

Except in certain circumstances, stock options granted to Named Executive Officers after January 29, 2003 include a requirement to hold, for a minimum of one year, Common Shares having a value equivalent to the after-tax gain realized through the exercise of the options.

In January 2006, options to purchase a total of 415,300 shares were granted to 12 executives (including the CEO) at a market price of CAD $12.13 per share.

On July 12, 2006, option exercise prices were reduced by CAD $1.00 to coincide with the CAD $1.00 special dividend paid to common shareholders on July 14, 2006.

On January 31, 2007, the Board approved options to purchase a total of 848,000 shares for 13 executives (including the CEO) at CAD $9.16 per share, which was the closing price of a share on February 14, the day following the expiry of the blackout period.

Management Deferred Share Unit Plan

The Corporation has a deferred common share unit plan designed to focus executive attention on the long-term interests of the Corporation and growth in shareholder value. Participants can elect to take all or part of their Annual Incentive Plan bonus in deferred common share units ("DSUs") issued based on the closing price of the Corporation’s Common Shares on the award date, provided that if such date is during a blackout trading period, the closing price will be as of the first trading day immediately following the expiration of the blackout period. Holders of DSUs will be allotted additional DSUs as dividends are declared on the Corporation’s Common Shares. This is done on the same basis as if the dividends were reinvested pursuant to the Corporation’s dividend reinvestment plan. The DSUs are redeemable for cash after termination of employment at the market value of an equivalent number of the Corporation’s Common Shares on the date the notice of redemption is received by the Corporation. No Common Shares are issued in connection with this plan.

NORBORD
Section V – Executive Officers	MANAGEMENT
PROXY CIRCULAR

Restricted Stock Unit Plan

The Corporation has a restricted stock unit plan to provide designated senior employees of the Corporation, or its subsidiaries, compensation opportunities that are consistent with shareholder interests. Units credited under this plan vest rateably over three years. Holders are credited with additional units as dividends are declared on the Common Shares. The value of vested units is determined by multiplying the number of vested units with the closing price at which a board lot of the Corporation’s shares traded on the TSX on the trading day such units vested. Such amount is paid in cash within 30 days. In January 2006, a total of 63,850 units were credited to 32 senior employees. On January 31, 2007 a total of 47,625 units were credited to 36 senior employees of the Corporation. No Common Shares are issued in connection with this plan.

Compensation of President and Chief Executive Officer

Mr. Shineton’s base salary is reviewed annually and is set below the median level for comparable companies within the Canadian forest products industry based on data provided by the Corporation’s external compensation consultants. Mr. Shineton’s below-market base salary is offset by an opportunity to participate at a higher level in the growth in value of the Corporation’s Common Shares.

Mr. Shineton participates in the Annual Incentive Plan for officers. The Human Resources Committee has established a target award of 50% of annual base salary payable based two-thirds on a ROCE calculation and one-third on the fulfillment of established individual performance criteria. These individual performance criteria include:

  The strategic positioning of the Corporation for profitable growth and success;
  The leadership of the organization; and
  The management of succession plans to provide continuity of senior management, including that of the CEO.

In January 2007, Mr. Shineton was awarded an incentive payment of $287,334 commensurate with the achievement of corporate and individual objectives for 2006. The Committee’s assessment of Mr. Shineton’s performance included the following:

Financial

  Achieved a ROCE of 25%, a ROE of 20% and delivered earnings of $97 million ($0.67 per share) in spite of the significant decline in North American OSB pricing;
  Maintained a low cost position relative to industry peers through aggressive application of margin improvement initiatives with gains of $56 million;
  Implemented internal compliance with Sarbanes-Oxley Act disclosure controls and procedure requirements;
  Maintained balance sheet efficiency through the payment of a CAD $1.00 per share special dividend and the repurchase of 2.7 million Common Shares; and
  Maintained investment grade credit ratings.

NORBORD
MANAGEMENT	Section V – Executive Officers
PROXY CIRCULAR

Strategic/Operational

  Completed, on time and on budget, construction of a $135 million project to more than double capacity at the Cordele, Georgia OSB mill with the first board pressed in December 2006;
  Permanently closed a particleboard line at South Molton, England and an MDF line at Cowie, Scotland, consolidating production on newer, more efficient lines;
  Increased OSB production by 4% with eight of 11 mills achieving new annual volume records; and
  Strengthened senior management succession by hiring a Deputy Managing Director, Operations for the European business.

Environment, Health and Safety

  Improved OSHA rate by 20% over 2005 but was disappointing versus a target of 2.0 or less. A fatal accident occurred at the Joanna, South Carolina operation;
  Achieved 97.9% environmental compliance against operating permits. On track for MACT and DSEAR compliance; and
  Started up biomass heat energy system project at Cowie. Approved similar projects to reduce natural gas use for drying in Nacogdoches, Texas and Genk, Belgium.

On January 31, 2007, the Board approved options for Mr. Shineton to purchase 400,000 Common Shares at CAD $9.16 per share, which was the closing price of a share on February 14, the day following expiry of the blackout period. The awards to Mr. Shineton under the Norbord Stock Option Plan and Deferred Share Unit Plan are consistent with the philosophy of the Corporation, which is to tie a significant portion of the CEO’s compensation to corporate performance and the achievement of growth in shareholder value.

NORBORD
Section V – Executive Officers	MANAGEMENT
PROXY CIRCULAR

Executive Compensation Table of Named Executive Officers

CAD$, unless otherwise noted
							Long Term
					Annual Compensation		Compensation

			Annual Incentives
			(Bonus)			Other	Shares Under
					Other	Annual	Options	All Other
			Received	Received	DSUs	Compensation	Granted	Compensation
Name and Principal Position	Year	Salary	in Cash	in DSUs	Received	($)	(#)	($)
J. Barrie Shineton(1)	2006	$397,083	$100,567	$186,767			150,000
President and CEO	2005	$363,749	$115,583	$346,751			100,000
	2004	$341,666	$112,306	$336,918	$ 775,944		165,000	£ 22,215

John Tremayne(2)	2006	$299,304	$0	$166,484			62,000	20,575
Executive Vice-President and	2005	$289,166	$0	$290,000			47,700
Chief Financial Officer	2004	$279,166	$0	$276,267			65,000

Robert Kinnear(3)	2006	$211,577	$82,961	$0			35,100
Senior Vice-President	2005	$201,650	$44,587	$104,038			28,000
Corporate Services	2004	$163,600	$113,200	$0			5,500

Karl Morris(4)	2006	£138,067	£61,400	£0			35,100	£ 37,425
Senior Vice President	2005	£132,784	£111,800	£0			28,000	£ 26,674
European Operations	2004	£130,000	£65,400	£0		£ 297	16,000	£ 73,236

Peter Wijnbergen(5)	2006	$223,333	$46,237	$46,237			35,100
Senior Vice-President	2005	$201,620	$74,825	$74,825			28,000
Marketing, Sales and	2004	$163,242	$52,169	$52,169			5,500
Logistics

(1) Mr. Shineton elected to take 65% of his 2006 annual incentive in DSU’s at $9.16 per unit. Mr. Shineton received an additional issuance of 66,094 DSU units at $11.74 per unit in 2004. In 2004, Mr. Shineton was granted 65,000 options at $11.24 and 100,000 options at $11.73.
(2) Mr. Tremayne elected to take 100% of his 2006 annual incentive in DSUs at $9.16 per unit. Under All Other Compensation, Mr. Tremayne also received $7,444 in contributions to the registered defined contribution plan and an allocation of $13,131 to the defined contribution supplemental employee retirement plan.
(3) Mr. Kinnear elected to take 100% of his 2006 annual incentive in cash.
(4) Mr. Morris’ 2005 and 2006 income includes employer contributions to the Norbord UK defined contribution retirement plan. Mr. Morris’ 2004 income included relocation expenses and employer contributions to the Norbord UK defined contribution retirement plan. These amounts are included under All Other Compensation. Other annual compensation of £297 in 2004 represented interest payable on a housing loan.
(5) Mr. Wijnbergen elected to take 50% of his 2006 annual incentive in DSUs at $9.16 per unit.

The value of perquisites and benefits for each Named Executive Officer is less than the lesser of $50,000 and 10% of total annual salary and bonus. There were no loans to officers outstanding as at December 31, 2006.

The following table sets forth individual grants of stock options during the financial year ended December 31, 2006 to the Named Executive Officers.

Option Grants During the Financial Year Ended December 31, 2006
				Market Value
		% of Total		of Shares
		Options		Underlying
		Granted to		Options at
	Securities Under	Employees	Exercise Price	Date of Grant
Name(1)	Options Granted(2)	in 2006	(CAD $/Share)(3)	(CAD $/Share)	Expiration Date
J. Barrie Shineton	150,000	36.12%	$11.13	$12.13	January 31, 2016
John Tremayne	62,000	14.93%	$11.13	$12.13	January 31, 2016
Robert Kinnear	35,100	8.45%	$11.13	$12.13	January 31, 2016
Karl Morris	35,100	8.45%	$11.13	$12.13	January 31, 2016
Peter Wijnbergen	35,100	8.45%	$11.13	$12.13	January 31, 2016

(1) The Named Executive Officers ("NEO") are required to hold Norbord Common Shares having a value equivalent to the after-tax gain realized through the exercise of these options for a 12-month period following exercise.
(2) All options were granted under the Norbord Stock Option Plan and entitle each Named Executive Officer to purchase Common Shares of the Corporation. The exercise price is the market price of the Common Shares on the date of the grant. All options are subject to vesting at the annual rate of 20% beginning on the first anniversary from the date of grant.
(3) Option exercise prices were reduced by CAD $1.00 to coincide with the CAD $1.00 special dividend paid to common shareholders on July 14, 2006.

NORBORD
MANAGEMENT	Section V – Executive Officers
PROXY CIRCULAR

The following table sets forth details of each exercise of stock options during the financial year ended December 31, 2006 by the Named Executive Officers and the financial year-end value of unexercised options on an aggregate basis.

Aggregate Option Exercises During the Financial Year Ended December 31, 2006 and Financial Year-End Option Values
			Unexercised Options		Value of Unexercised "In The
	Shares Acquired	Aggregate Value		at Period End	Money" Options at Period End(2)
	on Exercise	Realized(1)	Exercisable	Non-exercisable	Exercisable	Non-exercisable
Name	(#)	(CAD $)	(#)	(#)	(CAD $)	(CAD $)
J. Barrie Shineton	13,000	$101,000	60,000	329,000	$7,200	$208,920
John Tremayne	67,450	$552,808	9,540	215,160	Nil	$825,440
Robert Kinnear	5,800	$47,184	7,800	65,100	$11,176	$51,915
Karl Morris	Nil	Nil	22,000	71,400	$116,206	$83,919
Peter Wijnbergen	19,700	$152,541	Nil	65,100	Nil	$51,915

(1) Determined on basis of market value at date of exercise.
(2) The closing price of Norbord Inc. Common Shares on the TSX on December 31, 2006 was CAD $8.91.

Deferred Share Units

The following table sets forth the Deferred Share Units Named Executive Officers elected to receive from their Annual Incentive Plan Bonus for the year ended December 31, 2006, and the total number owned and their value as of March 1, 2007. No DSUs were exercised in 2006 as they can only be exercised after termination of employment.
	Deferred Share Units Elected for the				Total Deferred Share Units Owned
	Year Ended December 31, 2006			Number of Units			Market Value
		Allotment	Allotment		Owned at		of Units at
		Price per	Value of	March 1, 2007			March 1, 2007(2)
		Unit	Election	Vested	Not Vested	Vested	Not Vested
	(#)	(CAD $)(1)	(CAD $)	(#)	(#)	(CAD $)	(CAD $)
J. Barrie Shineton	20,389	9.16	186,767	155,589	31,636	1,381,630	280,928
John Tremayne	18,175	9.16	166,484	77,703	–	690,002	–
Robert Kinnear	–	–	–	10,089	–	89,590	–
Karl Morris	–	–	–	–	–	–	–
Peter Wijnbergen	5,047	9.16	46,237	18,234	–	161,918	–

(1) Based on the closing price of common shares on February 14, 2007.
(2) The market value of a Deferred Share Unit on March 1, 2007 was CAD $8.88 based on the closing price of a common share on the TSX.

NORBORD
Section V – Executive Officers	MANAGEMENT
PROXY CIRCULAR

Securities Authorized for Issuance Under Equity Compensation Plans for the Financial Year Ended December 31, 2006

Number of securities
remaining available for
	Number of securities to	Weighted-average	future issuance under equity
	be issued upon exercise	exercise price of	compensation plans
	of outstanding options,	outstanding options,	(excluding securities
	warrants and rights	warrants and rights	reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans
approved by securityholders	1,785,920(1)	$6.31	8,922,489(2)
Equity compensation plans
not approved by securityholders	N/A	N/A	N/A
Total	1,785,920	$6.31	8,922,489

(1) Represents approximately 1.2% of the outstanding common shares at December 31, 2006.
(2) Represents approximately 6.2% of the outstanding common shares at December 31, 2006.

Pension Arrangements

Messrs. Shineton, Tremayne, Kinnear and Wijnbergen participate in the defined benefit Retirement Annuity Plan for Canadian salaried employees. The following table shows the total annual retirement benefits payable under such retirement plan to participants in the specified compensation and years of service categories assuming retirement at age 65.

Pension Plan Table
						Years of Service
Remuneration (CAD $)	5	10	15	20	25	30	35
$200,000	$16,750	$33,525	$50,275	$67,050	$83,800	$100,550	$117,325
$225,000 and above	$18,950	$37,900	$56,850	$75,800	$94,725	$113,675	$132,625

Remuneration for the purposes of such pension plan includes base salary only. The pension benefit is based on 1.75% per year of service of the average of the best five years’ salary minus an adjustment for Canada Pension Plan benefits. Pension benefits are reduced for retirement earlier than age 65. These pension benefits are payable for life, guaranteed for five years. Upon death, payments continue to the surviving spouse reducing to 66 2/3% (basic option) at the end of the five-year guarantee.

Pension values that exceed the Canada Revenue Agency allowable limits are paid from a Supplementary Employee Retirement Plan (SERP). To limit the Corporation’s retirement benefit liability to employees under the plan, a remuneration level of CAD $225,000 has been established as the maximum average remuneration eligible for pension calculations. This maximum is to be reviewed periodically in both general application and application to individuals.

NORBORD
MANAGEMENT	Section V – Executive Officers
PROXY CIRCULAR

The following table shows the service cost and accrued liability for 2006 as well as the estimated annual benefit payable at normal retirement date for each of the Named Executive Officers participating in the defined benefit Retirement Annuity Plan.

CAD $, unless otherwise noted							Estimated
							Annual	Years of
						Years of	Benefit	Accredited
	Accrued				Accrued	Accredited	Payable at	Service at
	Liability at	Service		Actuarial	Liability at	Service at	Normal	Normal
	December 31,	Cost	Interest	Losses	December 31,	December 31,	Retirement	Retirement
Name	2005	for 2006	Cost	for 2006	2006	2006	Date	Date
J. Barrie Shineton	$ 71,982	$35,910	$ 5,395	–	$ 113,287	3	$ 30,114	8
John Tremayne(1)	$ 68,695	$ –	$ 3,448	–	$ 72,413	4	$ 14,506	4
Robert Kinnear	$ 134,232	$29,196	$ 8,171	–	$ 171,599	6	$ 37,701	10
Peter Wijnbergen	$ 359,961	$19,294	$18,963	–	$ 398,218	20	$ 150,924	41

(1) At age 65, Mr. Tremayne will receive the majority of his pension from the Corporation’s defined contribution pension plan.

The calculation of reported amounts uses actuarial assumptions and methods that are consistent with those used for calculating pension liabilities and annual expense as disclosed in the Corporation’s 2005 and 2006 consolidated financial statements. As the assumptions reflect the Corporation’s best estimate of future events, the values shown in the above table may not be directly comparable to similar estimates of pension liabilities that may be disclosed by other corporations.

Mr. Shineton, in addition to the SERP, is entitled to an annual supplementary pension payable on a joint and survivor basis, of $148,000, reduced by the actuarial equivalent of the appreciation in value of Norbord’s Stock Options granted to him in 2006 and subsequently.

Mr. Tremayne elected to participate in the Corporation’s defined contribution pension plan for Canadian salaried employees beginning in January 2006. In this plan, the Corporation provides a basic allocation of 4% of salary and bonus up to a cap of $225,000. Mr. Tremayne also receives a matching allocation based on his own contributions of 3%. The 7% company allocation to the registered defined contribution plan represented $7,444 in 2006. Mr. Tremayne also received an allocation of $13,131 to the defined contribution Supplemental Employee Retirement Plan. Pension allocations that exceed the Canadian Revenue Agency allowable limits are paid from a Supplementary Employee Retirement Plan. Mr. Tremayne’s service in the Corporation’s defined benefit plan is frozen at year-end 2005.

Mr. Morris participates in the UK defined contribution pension plan. Members are required to pay a contribution of 5% of the periodic payment of gross earnings up to Inland Revenue prescribed limits. The company allocates 15% of earnings where the employee makes the minimum contribution. In 2006 the company allocated £37,425 to Mr. Morris’ defined contribution pension plan.

NORBORD
Section VI – Performance Graph	MANAGEMENT
PROXY CIRCULAR

Section VI–Performance Graph

The following graph assumes that CAD $100 was invested on December 31, 2001 in Norbord’s Common Shares, the S&P/TSX Composite Index and the S&P/TSX Canadian Materials Index respectively. The computations assume that all dividends are reinvested on the dividend payment date. In the case of the distribution of Fraser Papers Inc., the computation assumes that Fraser Papers shares are sold at the closing price on the first day of trading and that Norbord Common Shares are purchased coincidently.

Five-Year Cumulative Total Return on CAD $100 Investment

Assuming Reinvestment of Dividends December 31, 2001 – December 31, 2006

NORBORD
MANAGEMENT	Section VII–Corporate Governance
PROXY CIRCULAR

Section VII–Corporate Governance

Mandate of the Board

The Board of Directors of Norbord recognizes that in order to attain its objective of enhancing shareholder value in a manner that recognizes the concerns of other stakeholders in the Corporation, including its employees, suppliers, customers and the communities in which it operates, the Corporation must have sound corporate governance structures and policies. The Board and the Corporate Governance and Nominating Committee regularly review the terms of reference of the Board and each of the Committees of the Board (the "Committees"), and the role of the Chair, Chief Executive Officer ("CEO") and chairs of each Committee, to ensure that the Corporation complies with, or exceeds, all applicable corporate governance rules and standards. The Corporation’s corporate governance practices are set out in Appendix A to this Circular and can be viewed on the Corporation’s web site at www.norbord.com.

Pursuant to its terms of reference, the Board is responsible for supervising the business and affairs of the Corporation, which are conducted by its officers and employees under the direction of the CEO. The Board discharges this responsibility directly at regularly scheduled and special meetings of the Board and indirectly through Committees composed of independent Directors. The Board’s full terms of reference are set out in Appendix C to this Circular. The terms of reference of the Board and each of its Committees can be viewed on the Corporation’s web site at www.norbord.com.

The Norbord Board has approved, and acts in accordance with, the Corporation’s Code of Business Conduct (the "Code"). All employees with supervisory responsibilities, members of the management team, and each Director have signed the Code. A copy of this Code can be found on the Corporation’s web site at www.norbord.com.

Board Composition

The Corporate Governance and Nominating Committee has examined the size of the Board and has concluded that nine is an appropriate number of Directors to be elected by the shareholders. A nine-member Board allows for an appropriate mix of experience and skill and ensures that the majority of Directors will be "independent" within the meaning of section 1.4 of Multilateral Instrument 52-110.

Director Independence

The Board reviewed the relationships between each of its Director nominees and the Corporation and has determined that the proposed list of Director nominees fairly represents the share ownership interests in the Corporation and the requirements for Director independence of both Canadian and US securities regulators.

Messrs. Shineton and Gammiero, the former CEO of the Corporation, are considered to be non-independent Directors and the remaining Directors are independent Directors. Two of the remaining seven Director nominees, Messrs. Cockwell and Harding (the "Brookfield Directors"), are officers of Brook-field. The Board believes that neither Brookfield Director has a relationship which could be reasonably expected to interfere with the exercise of his independent judgement. The Board also considers that two Directors fairly reflect the relative investment of Brookfield and other shareholders in the Corporation.

NORBORD
Section VII–Corporate Governance	MANAGEMENT
PROXY CIRCULAR

Two other Director nominees, Ms. Cohen and Mr. Dupuis, are trustees of Great Lakes Hydro Income Fund, in which Brookfield owns approximately a 50% indirect interest. The Board does not consider Ms. Cohen and Mr. Dupuis to have any relationship that could be reasonably expected to interfere with their exercise of independent judgement. The remaining Director nominees, Mr. Kirchmann, Dr. Forward and Dr. Northey have, in the view of the Board, no relationships that could be reasonably expected to interfere with their exercise of independent judgement.

All members of the Audit Committee are "independent" within the meaning of sections 1.4 and 1.5 of Multilateral Instrument 52-110.

Board and Committee Meetings

The Board conducts much of its business through Committees established by the Board. There are currently four standing Committees of the Board. These are the Audit, Corporate Governance and Nominating, Environment, Health and Safety and Human Resources Committees. In addition, from time to time, the Board has established special committees to assist the Board in respect of certain issues.

A summary of the responsibilities for each Committee is set out in Appendix D to this Circular. The terms of reference of the Audit Committee is set out in Appendix E. The terms of reference of all Committees and the Board are available on the Corporation’s web site at www.norbord.com. For additional information on the Audit Committee, see "Audit Committee" in the Annual Information Form of the Corporation dated March 1, 2007.

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

The Chair of the Board, Mr. Harding, is an independent Director. He is responsible for:

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

NORBORD
MANAGEMENT	Section VII–Corporate Governance
PROXY CIRCULAR

Board Evaluation Systems

The Corporate Governance and Nominating Committee annually evaluates the Board, to ensure it is functioning effectively and in the best interests of shareholders. The evaluation includes a detailed questionnaire completed by each Director and one-on-one interviews with the Chair. The Chair reviews the results of the evaluation with the Corporate Governance and Nominating Committee and the Board. These evaluations assess the Board in four specific areas:

  • Overall Board governance
  • Managing management
  • Strategy and corporate performance
  • Board effectiveness

In 2006, this evaluation determined that the Board operates effectively.

In addition to the Board, the Corporate Governance and Nominating Committee annually evaluates the performance of each Committee of the Board. These evaluations focus on each Committee’s successes in meeting its terms of reference as well as its overall effectiveness as a Committee. In 2006, each of the Committees of the Board evaluated its performance as effective.

The Board has developed written position descriptions for the Chair of the Board, the Chair of each Committee and the CEO: see Appendix A.

The performance of individual Board members is also evaluated annually by the Corporate Governance and Nominating Committee and reviewed by his or her peers bi-annually. This review is conducted by the Chair and presented to the Corporate Governance and Nominating Committee for its consideration.

As part of the Board, Committee and individual Director evaluation processes, opportunities to improve are implemented as identified.

Audit Committee

The Audit Committee’s responsibilities are described in Appendix E of this Circular. The Audit Committee held six meetings during 2006.

Principal Accounting Firm Fees

Ernst & Young LLP was the Corporation’s independent auditor in 2006 and 2005. In addition to audit services, Ernst & Young LLP also provided non-audit services to the Corporation and its subsidiaries. It is the Corporation’s policy not to engage its auditors to provide services in connection with financial information systems design and implementation or other services that may impair the objectivity of the auditors. The Corporation has implemented a procedure to ensure that any engagement of the auditors for non-audit services receives prior clearance by the Audit Committee. In approving any such engagement, the Audit Committee will consider whether the provision of such non-audit services is compatible with maintaining auditor independence.

The table below summarizes the fees paid to Ernst & Young LLP in 2005 and 2006:
Service	2006	2005
Audit	$ 820,200	$ 830,900
Audit-related	556,500	111,600
Tax	340,700	311,400
Other	73,100	40,700
Total	$1,790,500	$1,294,600

NORBORD
Section VII–Corporate Governance	MANAGEMENT
PROXY CIRCULAR

Description of Services

Audit services include the annual financial statement audit of the Corporation and certain of its subsidiaries. The fees include the review of the Corporation’s unaudited interim financial statements.

Audit-related services include audits of the Corporation’s pension plans, special purpose non-statutory audits of divisions of the Corporation, comfort letters associated with regulatory filings and internal control reviews.

Tax services include tax advisory and compliance services.

Other services include expatriate consulting and other business advisory services.

Auditor Independence

The Audit Committee has received representations from Ernst & Young LLP regarding their independence and has considered the relations described above in arriving at its determination that Ernst & Young LLP is independent of the Corporation.

The contents and the sending of this Circular have been approved by the Directors of the Corporation.

Lynne C. Taylor
Assistant Corporate Secretary
Toronto, Ontario
March 1, 2007

NORBORD
MANAGEMENT	Appendix A–Corporate Governance Practices
PROXY CIRCULAR

Appendix A–Corporate Governance Practices

Norbord Inc. ("Norbord") is committed to following sound corporate governance policies and practices to ensure that the interests of our shareholders, employees and the communities in which we operate are continuously maintained.

Role of Board of Directors

The Board of Directors is responsible for overseeing the management of Norbord’s affairs directly and through its committees. At all times, the Board intends to act on behalf of the best interests of the shareholders of Norbord.

Among its principal responsibilities, the Board:

  Reviews and approves Norbord’s overall business strategy and its annual business plan;
  Reviews the risks and alternatives in Norbord’s business to ensure appropriate systems or plans are in place to manage these risks;
  Reviews and approves strategic initiatives and capital investment plans to ensure Norbord’s proposed actions are consistent with shareholders’ objectives and expectations;
  Appoints the Chief Executive Officer ("CEO") and approves the appointment of senior management;
  Establishes a compensation plan for the CEO and approves the compensation of senior management;
  Assesses management’s performance against approved business plans and key industry performance indicators;
  Reviews succession and development plans for senior management;

  Maintains integrity within Norbord by reviewing and monitoring disclosure controls and procedures, internal controls and procedures for financial reporting and compliance with the Code of Business Conduct;

  Approves Norbord’s financial reports to shareholders;
  Sets the Corporation’s dividend policy and approves quarterly dividends;
  Ensures the effective operation of the Board and its committees;

  Ensures policies and processes are in place to address key business issues of the Corporation including financial, environment, health and safety, business conduct, pension management and communications; and

  Approves significant and material issues–in addition to those matters that must, by law, be approved by the Board, Norbord’s Board also provides approval on:

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

NORBORD
Appendix A–Corporate Governance Practices	MANAGEMENT
PROXY CIRCULAR

Meetings of the Board

The Board of Directors meets at least quarterly, with additional meetings scheduled when required. While most Board meetings are held at the Norbord corporate office in Toronto, meetings are periodically held at an operating location. This gives the Directors an opportunity to improve their understanding of the operations of Norbord.

Composition and Size of the Board

The Corporate Governance and Nominating Committee has examined the size of the Board and has concluded that nine is an appropriate number of Directors to be elected by the shareholders. The nominees for the Board of Directors comprises nine Directors, including seven independent Directors, two of whom are associated with the Corporation’s major shareholder, Brookfield Asset Management Inc., and two non-independent Directors including the CEO. The Board considers that this combination leads to a constructive exchange of views in Board deliberations resulting in objective, balanced and informed decision-making.

The Corporation’s Directors represent a diverse base of business skills and experiences to ensure effective oversight and reporting.

Independent Directors                  seven of nine

Jack L. Cockwell
Dian Cohen
Pierre Dupuis
Gordon E. Forward
Robert J. Harding
Neville W. Kirchmann
Margot Northey

Non-independent Directors          two of nine

Dominic Gammiero
J. Barrie Shineton

It is the policy and practice of the Board that at each regular meeting, the independent Directors meet and discuss the Corporation’s affairs without non-independent Directors present.

Committees of the Board

Board committees assist in the effective functioning of the Corporation’s Board of Directors. The composition of the Board committees should ensure that the views of independent Directors are effectively represented.

Norbord’s Board of Directors has four standing Committees: the Audit Committee, the Corporate Governance and Nominating Committee, the Environment, Health and Safety Committee and the Human Resources Committee. It is the Board’s policy that each Committee meets without management Directors present at each of its meetings.

Special committees may be formed from time to time as required to review particular matters or transactions. Full terms of reference for each of the standing Committees are available on the Corporation’s web site at www.norbord.com.

NORBORD
MANAGEMENT	Appendix A–Corporate Governance Practices
PROXY CIRCULAR

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

  In co-operation with Norbord’s management team, as appropriate, to review meeting agendas to ensure all required business is brought before the committee to enable the committee to carry out its duties and responsibilities;

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

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee, composed entirely of independent Directors, is responsible for the development and monitoring of the Corporation’s corporate governance practices. Its duties include the identification and recommendation of potential nominees or appointees to the Board, and the assessment of the effectiveness of the Board, its size and composition, its committee structure and the individual performance of its Directors. The Committee also has responsibility for the review of the Corporation’s communications policy and its Code of Business Conduct.

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

(c)    to retain search firms for the recruitment of Director nominees as necessary;

NORBORD
Appendix A–Corporate Governance Practices	MANAGEMENT
PROXY CIRCULAR

(d)    to ensure that there is an orientation and education program for new Directors and continuing education for all Directors including making recommendations on methods to improve Directors’ knowledge of the Corporation’s activities and their responsibilities as Directors; and

(e)    to recommend qualified directors for membership on the various committees of the Board;

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

3. Evaluation of Director, Board and Committee Performance:

(a)    to establish a process for annually reviewing Directors’ performance, and to provide input to the Chair of the Board, who is charged with the responsibility of carrying out such reviews;

(b)    to review and make recommendations to the Board at least annually on the performance and effectiveness of the Board; and

(c)    to review at least annually the performance of each of the Board committees and to bring forward recommendations to improve their effectiveness where appropriate.

4. Code of Business Conduct–to review at least annually the Corporation’s Code of Business Conduct and to recommend proposed changes to the Board for approval; and

5. Disclosure Policy–to review at least annually the Corporation’s Disclosure Policy and to recommend proposed changes to the Board for approval.

Environment, Health and Safety Committee

The mandate of the Environment, Health and Safety Committee is to assist the Board in carrying out its responsibilities with respect to health, safety and environmental issues. The Committee reviews compliance with relevant Board resolutions and with the Corporation’s environmental and health and safety policies, and assesses the effectiveness of the Corporation’s environmental management processes and health and safety programs including the review of internal audits of these processes and programs.

Human Resources Committee

The Human Resources Committee approves the Corporation’s compensation and benefits policy and monitors its implementation. It reviews management succession plans and considers appointments of officers of the Corporation. The Committee annually assesses the performance of the CEO against agreed targets and recommends the CEO’s compensation to the Board. For all other officers, the Committee approves the compensation levels. Together with the CEO, the Committee reviews the performance of senior officers of the Corporation and makes compensation recommendations to the Board. The Human Resources Committee is responsible for overseeing the funding, investment management and administration of Norbord Inc.’s employee retirement plans. The Committee also recommends compensation for Directors.

Norbord Management

The primary responsibility of management is to create value for its shareholders based on an approved business strategy and action plan. The Board of Directors is responsible for ensuring the performance of management is adequate and to bring about any management change that will enable Norbord to perform satisfactorily. Norbord’s corporate governance principles are intended to encourage autonomy and effective decision-making by management while ensuring scrutiny by Norbord’s Board of Directors and its committees.

NORBORD
MANAGEMENT	Appendix A–Corporate Governance Practices
PROXY CIRCULAR

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

Role of President and CEO

The Board of Directors has adopted the following written description for the President and CEO. The President and CEO reports to and is accountable to the Board of Directors. The President and CEO’s role is as follows:

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

  Act as the primary spokesperson for the Corporation to all its stakeholders;

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

Board Information

The information provided by Norbord management to the Board of Directors is critical to the Board’s effectiveness. In addition to reports presented to the Board at regular and special meetings, the Board is also informed on a timely basis by management of corporate developments and key decisions by management in pursuing Norbord’s strategic plan.

New Directors are provided with comprehensive information about Norbord.

All Directors have the opportunity to meet and participate in work sessions with management to obtain insight into the operations and business of the Corporation. Directors are also free to consult with members of management, whenever they so require, and to engage outside advisors with the Chair’s authorization.

Orientation and Continuing Education

The Chief Executive Officer and the Chief Financial Officer are responsible for providing an orientation and education program for new Directors. Each new Director is provided with information outlining the role of the Board, Committees and Directors. New Directors must, within three months of becoming a Director, spend one day at the head office of the Corporation for briefings by senior management on the Corporation’s strategic plan, major risks and other key business matters.

NORBORD
Appendix A–Corporate Governance Practices	MANAGEMENT
PROXY CIRCULAR

The Corporation periodically holds off-site Board meetings at one of its mill locations, to provide the Directors with ongoing information on the Corporation’s operations. Speakers on specialized industry tropics are periodically invited to the quarterly Directors dinners, to provide Directors with current and detailed information on the market for the Corporation’s product. Directors are advised on an ongoing basis of changes in applicable laws and regulations.

Management Remuneration

Norbord’s remuneration policies are intended to provide a direct link between competitive industry compensation and Corporation and individual performance. Bonus compensation is reviewed annually by the CEO and Human Resources Committee and approved by the Board of Directors. Periodic reviews of compensation practices are carried out to ensure management is fairly rewarded, based on performance.

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

Norbord’s investor relations program seeks to ensure that shareholder inquiries are responded to in a timely manner. Management meets on a regular basis with investment analysts and financial advisors to ensure that accurate information is available to investors, including quarterly conference calls and web casts to discuss Norbord’s performance. Norbord also endeavours to ensure news media is kept apprised of developments as they occur. All Norbord communications are carried out in accordance with the Corporation’s Disclosure Policy, which is posted on Norbord’s web site at www.norbord.com. This ensures fairness, accuracy and timeliness in reporting material information that is likely to affect the price of Norbord’s publicly-traded securities.

Code of Business Conduct

The Board of Directors has adopted a written code of business conduct prescribing the minimum moral and ethical standards of conduct required of all Directors, officers and employees of the Corporation and its wholly-owned subsidiaries. A copy of the Code is available on the Company’s web site at www.norbord.com.

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

All violations of law or of the Code must be reported. The Corporation has implemented a whistle blowing policy, allowing Directors, officers and employees to report, in confidence, a violation of law or with the Code to the CEO or the Chair of the Audit Committee, whose contact information can be found on the Corporation’s web site at www.norbord.com.

NORBORD
MANAGEMENT	Appendix B–Form 58-101F1–Corporate Governance Disclosure
PROXY CIRCULAR

Appendix B–Form 58-101F1–Corporate Governance Disclosure

1.	Board of Directors	Compliant
(a)	Disclose the identity of directors who are independent	✓
Seven of the nine Director nominees are independent pursuant to section 1.4 of Multilateral
Instrument 52-110 and are identified on page 35 of this Circular. All members of the Audit Committee are independent pursuant to sections 1.4 and 1.5 of that Instrument.
(b)	Disclose the identity of directors who are not independent, and describe the basis for that	✓
determination
Mr. Dominic Gammiero is not independent as he held the position of President and CEO of the
Corporation within the last three years. He may be considered independent as early as July 2007.

Mr. J. Barrie Shineton is not independent as he is the current President and CEO of the Corporation.
(c)	Disclose whether or not a majority of directors are independent, and describe the basis for that	✓
determination.
Seven of the nine Director nominees are independent, each having met the requirement for independence pursuant to Section 1.4 of Multilateral Instrument 52-110.

Two of the seven independent Director nominees, Messrs. Cockwell and Harding, are officers of Brookfield
Asset Management Inc. ("Brookfield") (the "Brookfield Directors"). The Board believes that neither
Brookfield Director has a relationship which could be reasonably expected to interfere with the exercise of his independent judgement. The Board also considers that two Directors fairly reflect the relative investment of
Brookfield in the Corporation.

In addition to the Brookfield Directors, two of the other five independent Director nominees, Ms. Cohen and Dr. Northey, are directors of Fraser Papers Inc., in which Brookfield owns approximately a 49%
indirect interest. The Board does not consider Ms. Cohen and Dr. Northey to have any relationship that could be reasonably expected to interfere with their exercise of independent judgement.

Two other Director nominees, Ms. Cohen and Mr. Dupuis, are trustees of Great Lakes Hydro Income
Fund, in which Brookfield owns approximately a 50% indirect interest. The Board does not consider
Ms. Cohen and Mr. Dupuis to have any relationship that could be reasonably expected to interfere with their exercise of independent judgement.
(d)	If a director is presently a director of any other issuer that is a reporting issuer in a jurisdiction	✓
or a foreign jurisdiction, identify both the director and the other issuer.
The directorships that each Director nominee currently holds are identified in their biographies set out under "Election of Directors" on page 8 of this Circular.

NORBORD
Appendix B–Form 58-101F1–Corporate Governance Disclosure	MANAGEMENT
PROXY CIRCULAR

1.	Board of Directors (continued)	Compliant
(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which	✓
non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its dependent directors.
It is the policy of the Board that all Board meetings and Committee meetings include a session without the presence of non-independent Directors or members of management. In the case of the Audit Committee, each meeting also includes a session with only the external auditors and the Committee. The number of meetings held in 2006 are set out on page 16 of this Circular.
(f)	Disclose whether or not the chair of the board is an independent director. If the board has a	✓
chair or a lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.
Mr. Harding is the Board Chair and is independent pursuant to section 1.4 of Multilateral
Instrument 52-110.

The role and responsibilities of the Board Chair are set out in the Corporation’s Corporate Governance
Practices, set out in Appendix A to this Circular and on the Corporation’s website at www.norbord.com.
(g)	Disclose the attendance record of each director for all board meetings held since the beginning	✓
of the issuer’s most recently completed financial year.
The attendance of all directors at each Board meeting held in 2006 is set out in the table contained on page 16 of this Circular.
2.	Board Mandate
	Disclose the text of the board’s written mandate. If the board does not have a written mandate,	✓
describe how the board delineates its role and responsibilities.
The Terms of Reference for the Board of Directors are set out in Appendix C to this Circular.
3.	Position Descriptions
(a)	Disclose whether or not the board has developed written position descriptions for the chair and	✓
the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.
Written position descriptions have been developed for the Chair and the chair of each Board committee and are described in the Corporation’s Corporate Governance Practices, set out in Appendix A to this Circular and on the Corporation’s website at www.norbord.com.
(b)	Disclose whether or not the board and CEO have developed a written position description for	✓
the CEO. If the board and CEO have not developed such a written position description, briefly describe how the board delineates the role and responsibilities of the CEO.
A written position description has been developed for the CEO and is described in the Corporation’s
Corporate Governance Practices, set out in Appendix A to this Circular and on the Corporation’s website at
www.norbord.com.

NORBORD
MANAGEMENT	Appendix B–Form 58-101F1–Corporate Governance Disclosure
PROXY CIRCULAR

4.	Orientation and Continuing Education	Compliant
(a)	Briefly describe what measures the board takes to orient new directors regarding (i) the role of	✓
the board, its committees and its Directors, and (ii) the nature and operation of the issuer’s business.
The CEO and CFO are responsible for providing an orientation and education program for all new
Directors. New Directors must, within three months of becoming a Director, spend one day at the head office of the Corporation for briefings by senior management on the Corporation’s strategic plan, major risks and other key business matters.

The above information is set out in the Corporation’s Corporate Governance Practices, in Appendix A
to this Circular and on the Corporation’s website at www.norbord.com.
(b)	Briefly describe what measures, if any, the board takes to provide continuing education for its	✓
directors. If the board does not provide continuing education, describe how the board ensures that its Directors maintain the skill and knowledge necessary to meet their obligations as directors.
To provide the Directors with ongoing information on the Corporation’s operations, the Corporation periodically holds off-site Board meetings at one of its mill locations and periodically arranges for speakers to present on specialized industry topics.

The above information is set out in the Corporation’s Corporate Governance Practices, in Appendix A
to this Circular and on the Corporation’s website at www.norbord.com.
5.	Ethical Business Conduct
(a)	Disclose whether or not the board has adopted a written code for the directors, officers and	✓
employees. If the board has adopted a written code:
The Board has approved, and acts in accordance with, the Corporation’s Code of Business Conduct
(the "Code") developed for employees with supervisory responsibilities, members of the management team, and each Director.

(i) disclose how a person or company may obtain a copy of the code;
A copy of the Code can be found on the Corporation’s web site at www.norbord.com.

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and
The Corporation’s Human Resources Department confirms compliance with the Code on an annual basis by having the Code signed by designated employees.

(iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.
The Corporation has not had to file any material change report pertaining to any conduct of a director or executive officer that constitutes a departure from the Code within the financial year of 2006. No report of this nature has ever been filed by the Company.

NORBORD
Appendix B–Form 58-101F1–Corporate Governance Disclosure	MANAGEMENT
PROXY CIRCULAR

5.	Ethical Business Conduct (continued)	Compliant
(b)	Describe any steps the board takes to ensure directors exercise independent judgement in	✓
considering transactions and agreements in respect of which a director or executive officer has a material interest.
Independent judgement is exercised by the Board when Directors and/or executive officers advise the Board that they may or do have a material interest in a matter being voted on, by asking that such Director(s)
and/or executive officer(s) leave the meeting room, so as not to participate in discussions and abstain from voting on the matter.
(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business	✓
conduct.
The Terms of Reference of each of the Board of Directors and Audit Committee together with the
Corporation’s Code of Business Conduct promotes a culture of ethical conduct.

The Corporation also provides a secure hotline for employees, shareholders and other outside parties to report concerns relating to non-compliance with the Code of Business Conduct and/or accounting practices, internal accounting controls or auditing matters directly to the Chair of the Audit Committee via telephone or e-mail. Only the Chair is able to access the voice-mail and e-mail for the hotline. The Audit Committee
Chair provides the Board of Directors with a quarterly report on matters brought to his attention via the hotline.
6.	Nomination of Directors
(a)	Describe the process by which the board identifies new candidates for board nomination.	✓
The Corporate Governance and Nominating Committee has the authority and responsibility to establish criteria for the selection of Directors, to retain search firms for the recruitment of director nominees as necessary, to review and assess the competencies and skills of persons proposed for appointment or election to the Board and to submit to the Board the names of persons to be nominated for election as Directors at the annual meeting of shareholders, or to be appointed to fill vacancies between annual meetings.
(b)	Disclose whether or not the board has a nominating committee composed entirely of	✓
independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.
The Corporate Governance and Nominating Committee is composed of four Directors, all of whom are independent pursuant to section 1.4 of Multilateral Instrument 52-110.
(d)	If the board has a nominating committee, describe the responsibilities, operation and powers	✓
of the nominating committee.
The Terms of Reference for the Corporate Governance and Nominating Committee are found on the
Corporation’s website at www.norbord.com.

NORBORD
MANAGEMENT	Appendix B–Form 58-101F1–Corporate Governance Disclosure
PROXY CIRCULAR

7.	Compensation	Compliant
(a)	Describe the process by which the board determines the compensation for the issuer’s directors	✓
and officers.
The Human Resources Committee is responsible for recommending compensation for the Directors, CEO and other officers of the Corporation to the Board.

An external compensation consultant is retained to provide the Corporation with advice on executive compensation arrangements.

Performance incentives are tied directly to increases in shareholder value and are essential components of the
Corporation’s total compensation program for executives.
(b)	Disclose whether or not the board has a compensation committee composed entirely of	✓
independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.
The Human Resources Committee is composed of seven Directors, all of whom are independent pursuant to section 1.4 of Multilateral Instrument 52-110.
(c)	If the board has a compensation committee, describe the responsibilities, powers and operation	✓
of the compensation committee.
The Terms of Reference for the Human Resources Committee are available from the Corporation’s website at www.norbord.com. See also Appendix D "Board Committees". The Terms of Reference include the responsibility of the committee to annually review, consider and recommend to the Board, senior managers’
succession and compensation policies and CEO and Director compensation.
8.	Other Board Committees
	If the board has standing committees other than the audit, compensation and nominating	✓
committees, identify the committees and describe their function.
In addition to the Audit Committee, Corporate Governance and Nominating Committee and Human
Resources Committee, the Board also has an Environment, Health and Safety Committee. The function of the Environment Health and Safety Committee is set out in Appendix D to this Circular and its Terms of
Reference are available from the Corporation’s website at www.norbord.com.
9.	Assessments
	Disclose whether or not the board, its committees and individual directors are regularly	✓
assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.
The Corporation’s Board evaluation systems are set out under "Board Evaluation Systems" on page 32 of this Circular.

NORBORD
Appendix C–Board of Directors–Terms of Reference	MANAGEMENT
PROXY CIRCULAR

Appendix C–Board of Directors–Terms of Reference

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

Authority and Responsibilities

The Board of Directors meets regularly to review reports by management on the performance of the Corporation. In addition to the general supervision of management, the Board performs the following functions:

1.     Strategic Planning–overseeing the strategic planning process within the Corporation and reviewing, approving, on at least an annual basis, and monitoring the strategic plan for the Corporation including fundamental financial and business strategies and objectives;

2.     Risk Assessment–assessing the major risks facing the Corporation and reviewing, and monitoring appropriate systems to manage those risks;

3.     CEO–developing a position description for the CEO including the corporate objectives that the CEO is responsible for meeting, and selecting, evaluating and compensating the CEO;

4.     Senior Management–overseeing the selection, evaluation and compensation of senior management and monitoring succession planning;

5.     Communication–reviewing and monitoring communications by and to the Corporation including its disclosure policy and a system for receiving feedback from stakeholders in the Corporation;

6.     Maintaining Integrity–reviewing and monitoring the controls and procedures within the Corporation to maintain a culture of integrity including its internal controls and procedures for financial reporting, and compliance with its code of business conduct; and

7.     Corporate Governance–reviewing and maintaining the corporate governance principles and guidelines of the Corporation.

In addition to those matters that must, by law, be approved by the Board, specific board approval must be obtained for:

1.     Any capital disposition or expenditure in excess of $3,000,000 and any cost overrun on any project in excess of 10% or $2,000,000, whichever is less;

2.     Any new loan agreement or guarantee for an amount in excess of $10,000,000; and

3.     Any other material agreement or arrangement that is not in the ordinary course of business of the Corporation.

NORBORD
MANAGEMENT	Appendix C–Board of Directors–Terms of Reference
PROXY CIRCULAR

Composition and Procedures

1.     Size of Board and Selection Process–The Directors of the Corporation are elected each year by the shareholders at the annual meeting of shareholders. The Corporate Governance and Nominating Committee proposes to the full Board the nominees for election to the Board and the Board proposes a slate of nominees to the shareholders for election. Any shareholder may propose a nominee for election to the board either by means of a shareholder proposal upon compliance with the requirements prescribed by the Canada Business Corporations Act or at the annual meeting. The Board also determines the number of Directors on the Board, subject to a minimum of eight and a maximum of 20. Between annual meetings, the board may appoint Directors to serve until the next annual meeting.

2.     Qualifications–Directors should have the highest personal and professional ethics and values and be committed to advancing the best interests of the shareholders of the Corporation. They should possess skills and competencies in areas that are relevant to the Corporation’s activities. A majority of the Directors will be "independent" Directors within the meaning of Section 1.4 Multilateral Instrument 52-110.

3.     Election of Directors–The Board requires any Director to offer his or her resignation if he or she has not received at least 50% of the votes cast at the Annual Shareholders Meeting in favour of his or her election to the Board. The Board will evaluate the impact of the change on the composition of the Board and accept or reject the resignation as appropriate.

4.     Change in Personal Circumstances–The Board requires any Director to offer his or her resignation if there has been a relevant change in his or her personal circumstances, or if he or she has not attended at least 75% of the regularly scheduled Board and relevant committee meetings in the most recent 12-month period. The Board will evaluate the impact of the change on the composition of the Board and accept or reject the resignation as appropriate.

5.     Orientation and Continuing Education–The Chief Executive Officer and the Chief Financial Officer are responsible for providing an orientation and education program for new Directors. Each new Director must, within three months of becoming a Director, spend one day at the head office of the Corporation for personal briefings by senior management on the Corporation’s strategic plan, major risks and other key business matters. The Directors are provided with information on an ongoing basis relating to the operations of the Corporation and changes in applicable law and tour the different facilities of the Corporation.

6.     Meetings–The Board has at least four scheduled meetings a year. The Board is responsible for its agenda. Prior to each Board meeting, the CEO will discuss agenda items for the meeting with the Chair of the Board. Materials for each meeting will be distributed to the Directors in advance and Directors are expected to review such materials prior to the meeting. The independent Directors have at least four scheduled meetings a year without management present.

7.     Committees–The Board has established the following standing committees to assist the Board in discharging its responsibilities–audit, corporate governance and nominating, environment, health and safety and human resources. Special committees are established from time to time to assist the Board in connection with specific matters. The chair of each committee reports to the Board following meetings of the committee. The terms of reference of the Board and each standing committee are reviewed annually by the Board.

8.     Evaluation–The Corporate Governance and Nominating Committee performs an annual evaluation of the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual Directors.

NORBORD
Appendix C–Board of Directors–Terms of Reference	MANAGEMENT
PROXY CIRCULAR

9.     Compensation–The Human Resources Committee recommends to the Board the compensation and benefits for non-management Directors. In reviewing the adequacy and form of compensation and benefits, the Committee seeks to ensure that the compensation and benefits reflect the responsibilities and risks involved in being a Director of the Corporation and align the interests of the Directors with the best interests of the shareholders.

10.    Access to Independent Advisors–The Board and any committee may at any time retain outside financial, legal or other advisors at the expense of the Corporation. Any Director may, subject to the approval of the Chair of the Board, retain an independent advisor at the expense of the Corporation.

NORBORD
MANAGEMENT	Appendix D–Board Committees
PROXY CIRCULAR

Appendix D–Board Committees

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

The current members of the Committee are:

Dian Cohen                                  Gordon E. Forward
Pierre Dupuis (Chair)                  Neville W. Kirchmann

Corporate Governance and Nominating Committee

The role of the Corporate Governance and Nominating Committee is to assist the Board on matters related to the effective governance of the Corporation, to propose new nominees to the Board and to assess the effectiveness of the Board, its Committees and individual Directors on an annual basis.

The current members of the Committee are:

Dian Cohen (Chair)                     Neville W. Kirchmann
Robert J. Harding                        Margot Northey

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

NORBORD
Appendix D–Board Committees	MANAGEMENT
PROXY CIRCULAR

The current members of the Committee are:

Jack L. Cockwell                             Dominic Gammiero
Dian Cohen                                     Robert J. Harding
Pierre Dupuis                                  Neville W. Kirchmann
Gordon E. Forward                         Margot Northey (Chair)

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

The current members of the Committee are:

Jack L. Cockwell (Chair)                Robert J. Harding
Dian Cohen                                     Neville W. Kirchmann
Pierre Dupuis                                  Margot Northey
Gordon E. Forward

NORBORD
MANAGEMENT	Appendix E–Audit Committee–Terms of Reference
PROXY CIRCULAR

Appendix E–Audit Committee–Terms of Reference

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

1. Financial information and reporting–

(a) to review and discuss with management and the external auditor, as appropriate:

(i) the annual audited financial statements and the interim financial statements including the accompanying Management’s Discussion and Analysis; and

(ii) earnings guidance and other releases containing information taken from the Corporation’s financial statements prior to their release; and

(b) to review the Corporation’s financial reporting and accounting standards and principles and any proposed material changes to them or their application;

2. Internal controls–to review, with the chief financial officer ("CFO"), the external auditor and others, as appropriate, the Corporation’s system of internal controls;

3. External audit–

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

(d) to obtain and review at least annually a written report by the external auditor setting out the auditor’s internal quality control procedures, any material issues raised by the auditor’s internal quality control reviews and the steps taken to resolve those issues; and

(e) to review at least annually the relationships between the Corporation and the external auditor in order to establish the independence of the external auditor;

4. Risk management–to review and monitor the Corporation’s major financial risks and risk management policies and the steps taken by management to mitigate those risks; and

NORBORD
Appendix E–Audit Committee–Terms of Reference	MANAGEMENT
PROXY CIRCULAR

5. Compliance –

(a)    to review the Corporation’s financial reporting procedures and policies to ensure compliance with all legal and regulatory requirements and to investigate any non-adherence to those procedures and policies; and

(b)    to establish procedures for the receipt and treatment of any complaint regarding accounting, internal accounting controls or auditing matters including procedures for the confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters.

Composition and Procedures

1.     Size–The Audit Committee will consist of a minimum of three Directors. The members of the Committee are appointed by the Board upon the recommendation of the Corporate Governance and Nominating Committee and may be removed by the Board in its discretion.

2.     Qualifications–All members of the Committee must be "independent" within the meaning of sections 1.4 and 1.5 of Multilateral Instrument 52-110. All members of the Committee must be "financially literate", i.e., have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the financial statements of the Corporation. At least one member of the Committee should have "accounting or related financial expertise", i.e., the ability to analyze and interpret a full set of financial statements, including the attached notes, in accordance with Canadian generally accepted accounting principles.

3.     Meetings–The Committee will meet at least five times a year and a portion of each meeting will be held without the presence of management.

4.     Review of Financial Statements–The Committee will review the Corporation’s annual audited financial statements with the CEO and CFO and then the full Board. The Committee will review the interim financial statements with the CEO and CFO. The external auditor will be present at these meetings.

5.     Review of CEO and CFO Certification Process–In connection with its review of the annual audited financial statements and interim financial statements, the Committee will also review the process for the CEO and CFO certifications with respect to the financial statements and the Corporation’s disclosure and internal controls, including any material deficiencies or changes in those controls.

6.     Review of Earnings and Other Releases–The Committee will review with the CFO any earnings guidance to be issued by the Corporation and any news release containing financial information taken from the Corporation’s financial statements prior to the release of the financial statements to the public. In addition, the CFO must review with the committee the substance of any presentations to analysts or rating agencies that contain a change in strategy or outlook.

7.     Approval of Audit and Non-Audit Services–In addition to recommending to the Board the external auditor to examine the Corporation’s financial statements and the compensation of the external auditor for audit services, the Committee must approve any use of that external auditor to provide non-audit services prior to its engagement. It is the Committee’s practice to restrict the non-audit services that may be provided by the external auditor in order to minimize relationships that could appear to impair the objectivity of the external auditor.

8.     Hiring Guidelines for Independent Auditor Employees–The Committee will adopt guidelines regarding the hiring of any partner, employee, reviewing tax professional or other person providing audit assurance to the external auditor of the Corporation on any aspect of its certification of the Corporation’s financial statements.

NORBORD
MANAGEMENT	Appendix E–Audit Committee–Terms of Reference
PROXY CIRCULAR

9.     Audit Partner Rotation–The Committee will ensure that the lead audit partner assigned by the external auditor to the Corporation, as well as the independent review partner charged with reviewing the financial statements of the Corporation, are changed at least every five years.

10.    Process for Handling Complaints about Accounting Matters–The Committee has established the following procedure for the receipt and treatment of any complaint received by the Corporation regarding accounting, internal accounting controls or auditing matters:

(a)    The Corporation will make available and make known special mail and e-mail addresses and telephone numbers for receiving complaints regarding accounting, internal accounting controls or auditing matters;

(b)    Copies of complaints received will be sent to the members of the Committee;

(c)    All complaints will be investigated by the Corporation’s finance staff, except as otherwise directed by the Committee. The Committee may request that outside advisors be retained to investigate any complaint; and

(d)    The status of each complaint will be reported on a quarterly basis to the Committee and, if the Committee so directs, to the full Board.

The Corporation’s Code of Business Conduct prohibits any Director, officer or employee of the Corporation from retaliating or taking any adverse action against anyone for raising or helping to resolve a complaint.

11.    Evaluation–The Committee will conduct and present to the Board an annual evaluation of the performance of the Committee and the adequacy of these terms of reference and recommend any proposed change to the Board for approval.

12.    Other Matters–The Committee will conduct reviews and, where appropriate, recommend action by the Board, on:

(a)    the annual information form to be filed by the Corporation;

(b)    regular reports on outstanding litigation that could have a material effect on the Corporation;

(c)    an annual certificate of the CEO attesting that senior management of the Corporation have received and agreed to be bound by the Corporation’s Code of Business Conduct and as to compliance with the Code;

(d)    an annual report on officers’ expenses;

(e)    an annual report on consulting and legal fees paid by the Corporation; and

(f)    an annual report on the Corporation’s insurance coverage and costs.

NORBORD
Appendix F–Reporting Package	MANAGEMENT
PROXY CIRCULAR

Appendix F–Reporting Package

Change of Auditor Notice
Pursuant to National Instrument 51-102, Section 4.11

On February 28, 2007, Ernst & Young LLP resigned as auditors of Norbord Inc. (the "Corporation") at the request of the Corporation. KPMG LLP were appointed as auditors of the Corporation to replace Ernst & Young LLP. The Audit Committee and the Board of Directors participated in and approved the decision to change theauditors.

The auditors’ reports of Ernst & Young LLP on the financial statements of the Corporation during the period commencing January1, 2005 and ending on February28, 2007 did not contain any reservation.

The Corporation is of the opinion that there are no "reportable events" as defined in National Instrument51-102.

The Corporation has decided to propose KPMG LLP for appointment as auditor at the annual meeting of shareholders to be held on April25,2007.

DATED February28, 2007.

Per:

John Tremayne
Executive VicePresident and Chief Financial Officer

NORBORD
MANAGEMENT
PROXY CIRCULAR

Ernst& YoungLLP Chartered Accountants Ernst& Young Tower Toronto-Dominion Centre P.O.Box251 Toronto, Canada M5K1J7	Phone: (416)864-1234 Fax: (416)864-1174

March 2, 2007

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
Ontario Securities Commission
Autorité de Marchés Financiers du Québec
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Newfoundland and Labrador, Securities Division,
     Department of Government Services and Lands
Registrar of Securities, Government of the Yukon Territory
Registrar of Securities, Nanavut
Registrar of Securities, Northwest Territories

Dear Sirs/Mesdames:

Re: Norbord Inc.
       Change of Auditor Notice dated February 28, 2007

Pursuant to National Instrument51-102 (Part4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice.

Yours sincerely,

cc: The Board of Directors, Norbord Inc.

NORBORD
MANAGEMENT
PROXY CIRCULAR

KPMG LLP Chartered Accountants Suite 3300 Commerce Court West PO Box 31 Stn Commerce Court Toronto ON M5L 1B2	Telephone (416) 777-8500 Fax (416) 777-8818 Internet www.kpmg.ca

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission–Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Office, Prince Edward Island
Department of Government Services–Newfoundland and Labrador
Registrar of Securities–Northwest Territories
Registrar of Securities, Nunavut
Registrar of Securities, Government of the Yukon Territories

Dear Sirs:

Re: Notice of Change of Auditors of Norbord Inc.

We have read the Notice of Norbord Inc. dated February 28, 2007 and are in agreement with the statements contained in such Notice.

Yours very truly,

Chartered Accountants
Toronto, Canada
February 28, 2007

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

www.norbord.com

Norbord

FORM OF PROXY – ANNUAL MEETING TO BE HELD ON APRIL 25, 2007 – PROXY SOLICITED BY MANAGEMENT

The undersigned holder ("Shareholder") of Common Shares of NORBORD INC. hereby appoints **ROBERT J. HARDING** or, failing him, **J. BARRIE SHINETON**, or instead of and to the exclusion of either of the foregoing, ______________________________, with the power of substitution, as nominee, to attend and act for and on behalf of the undersigned at the **Annual Meeting of Shareholders to be held on Wednesday, April 25, 2007, and at any adjournment thereof** and to vote in accordance with the following directions (or, if no directions are given, for the matters below):

1. Election of Directors

	For	Withhold
01. Jack Cockwell	☐	☐
02. Dian Cohen	☐	☐
03. Pierre Dupuis	☐	☐
04. Gordon E. Forward	☐	☐
05. Dominic Gammiero	☐	☐
06. Robert J. Harding	☐	☐
07. Neville W. Kirchmann	☐	☐
08. Margot Northey	☐	☐
09. J. Barrie Shineton	☐	☐

2. Appointment of Auditors

	For	Withhold
Appointment of KPMG LLP, Chartered Accountants as Auditors and to authorize the directors to fix their remuneration.	☐	☐

3. Approval of Amendments to Stock Option Plan

	For	Against
Approval of proposed amendments to the Stock Option Plan	☐	☐

In addition, the undersigned confers discretionary authority upon the persons named above in respect of amendments or variations to matters identified in the Notice of Meeting and in respect of other matters that may properly come before the Meeting.

DATED . . . ., 2007

____
Shareholder's Signature

(Please see reverse for voting options.)

NORBORD INC.

Annual
Information
Form

March 1, 2007

Table of Contents	Annual Information Form

1

Annual Information Form	Table of Contents

2

Annual Information Form

Unless otherwise noted, all information contained in this Annual Information Form is as at December 31, 2006.

All dollar amounts in this Annual Information Form are US dollars unless otherwise specified.

Parts of the 2006 Annual Report of Norbord Inc. for the year ended December 31, 2006 ("Annual Report") are incorporated by reference in this Annual Information Form.

Caution Regarding Forward-Looking Information

This document includes forward-looking statements, as defined by applicable securities legislation. Often, but not always, forward-looking statements can be identified by the use of words such as "believes," "expects" or "does not expect," "is expected," "targets," "outlook," "plans," "scheduled," "estimates," "forecasts," "intends," "anticipates" or "does not anticipate" or variations of such words and phrases or statements that certain actions, events or results "may," "could," "would," "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Examples of such statements include, but are not limited to, comments with respect to: (1) outlook for the markets for products; (2) expectations regarding future product pricing; (3) the outlook for operations; (4) expectations regarding mill capacity and production volumes; (5) objectives; (6) strategies to achieve those objectives; (7) expected financial results; (8) sensitivity to changes in product prices, such as the price of OSB; (9) sensitivity to key input prices, such as the price of natural gas; (10) sensitivity to changes in foreign exchange rates; (11) Margin Improvement Program targets; (12) expectations regarding income tax rates; (13) expectations regarding compliance with environmental regulations; (14) expectations regarding contingent liabilities and guarantees, including the outcome of pending litigation; and (15) expectations regarding the amount, timing and benefits of capital investments.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1) assumptions in connection with the economic and financial conditions in the United States, Europe, Canada and globally; (2) risks inherent with product concentration; (3) effects of competition and product pricing pressures; (4) outcome of the OSB class action lawsuits; (5) risks inherent with customer dependence; (6) effects of variations in the price and availability of manufacturing inputs including continued access to fibre resources at competitive prices; (7) various events which could disrupt operations, including natural events and ongoing relations with employees; (8) impact of changes to or non-compliance with environmental regulations; (9) impact of any product liability claims in excess of insurance coverage; (10) risks inherent with a capital intensive industry; (11) impact of future outcome of certain tax exposures; and (12) effects of currency exposures and exchange rate fluctuations.

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

Annual Information Form	Corporate Structure

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

The registered and principal office of Norbord Inc. is 1 Toronto Street, Suite 600, Toronto, Ontario, M5C 2W4.

In this form, "Norbord" means Norbord Inc. and its consolidated subsidiaries and affiliates, and "Company" means Norbord Inc. as a separate corporation, unless the context implies otherwise.

Norbord is an international producer of wood-based panels with approximately 2,800 employees and 16 plant locations in the United States, Europe and Canada. Norbord has assets and sales in excess of $1 billion, and is one of the world’s largest producers of oriented strand board ("OSB").

At March 1, 2007 Brookfield Asset Management Inc., a global asset manager, owned approximately 38% of the outstanding Common Shares of the Company. The Company’s Common Shares are traded on the TSX under the symbol NBD.

The principal operating subsidiaries of the Company are:
		Percentage of
	Jurisdiction	Voting Securities	Date of
Name	of Incorporation	Owned	Incorporation
Norbord Alabama Inc.	Alabama	100%	10/12/1999
Norbord Georgia Inc.	Georgia	100%	03/22/2002
Norbord Industries Inc.	Ontario	100%	08/24/1988
Norbord Industries, Inc.	New York	100%	04/06/1987
Norbord Limited	United Kingdom	100%	03/22/1995
Norbord Minnesota Inc.	Delaware	100%	12/20/2006
Norbord Mississippi, Inc.	Mississippi	100%	02/02/1993
Norbord NV	Belgium	100%	05/28/2004
Norbord South Carolina Inc.	South Carolina	100%	05/22/1998
Norbord Texas (Jefferson) Inc.	Delaware	100%	12/20/2006
Norbord Texas (Nacogdoches) Inc.	Delaware	100%	12/20/2006

There are no voting or non-voting securities issued by any of the Company’s subsidiaries that are not 100% owned, directly or indirectly, by the Company.

General Development of the Business	Annual Information Form

General Development of the Business

Norbord has made substantial changes in its business over the past three years by increasing its investment in the panelboard business and eliminating its investments in lumber, pulp, timber and papers. On June 30, 2004, Norbord achieved a major milestone in this strategy when it distributed to its common shareholders all of the common shares of Fraser Papers, a corporation formed to acquire Norbord’s remaining lumber, pulp, timber and paper assets.

Changes in the Business 2004-2006

In December 2006, Norbord started up the second line at its Cordele, Georgia OSB mill. Construction began in June 2005. The project cost was $135 million, and when fully ramped up will add 550 million square feet ( 3/8-inch basis) of production capacity, increasing Norbord’s North American OSB capacity by 15%.

In December 2006, Norbord indefinitely shut its Juniper, New Brunswick I-Joist facility. The mill has an annual capacity of 60 million lineal feet. A provision of $13 million was recorded in the Company’s 2006 consolidated financial statements related to this closure.

On July 14, 2006, the Company paid $128 million to shareholders in a special CAD $1.00 per common share dividend.

On May 20, 2005, the Company paid $118 million to shareholders in a special CAD $1.00 per common share dividend.

Also on May 20, 2005, the Company redeemed CAD $60 million of Class A Preferred Shares Series 1 at par ($25.00), plus accrued and unpaid dividends.

In September 2004, Norbord acquired an OSB and particleboard facility in Genk, Belgium for $64 million. The acquisition positioned Norbord as one of the largest producers of OSB in Europe with an approximate 20% market share.

On September 30, 2004, the Company paid $149 million to shareholders in a special CAD $1.00 per common share dividend.

In July 2004, Norbord redeemed its $200 million 6 7/8% debentures due in 2005 and recorded a pre-tax charge of $9 million for call premiums net of associated interest rate swap gains.

In June 2004, the Company changed its name from Nexfor Inc. and distributed its remaining lumber, pulp, timber and paper assets to its shareholders in the form of a separate publicly traded corporation, Fraser Papers. The distribution was facilitated by distributing Fraser Papers common shares to common shareholders of Norbord, on the basis of one common share of Fraser Papers for every five common shares of Norbord held.

In March 2004, Norbord acquired MeadWestvaco Corporation’s 50% interest in Norbord Minnesota Inc. for $34 million, including $6 million of working capital. Norbord Minnesota Inc. was previously owned jointly by Norbord and MeadWestvaco Corporation.

Outlook

For information regarding Norbord’s outlook, see Norbord’s Management’s Discussion and Analysis in the Company’s 2006 Annual Report.

Annual Information Form	Risks of the Business

Risks of the Business

Information on Norbord’s business risks is included in the Management’s Discussion and Analysis in the Company’s 2006 Annual Report.

The principal risks to Norbord’s businesses include those that would be generally expected of an international, capital-intensive manufacturing business. They include:

Product Concentration

OSB accounts for more than 75% of Norbord’s panel production capacity. The price of OSB is one of the most volatile in the wood-based panels industry. Norbord’s concentration in OSB increases its sensitivity to product pricing and will result in a high degree of sales and earnings volatility.

Product Prices

Norbord’s financial performance is principally dependent on the selling price of its products. The markets for most of Norbord’s products are highly cyclical and are characterized by periods of supply and demand imbalance during which its product prices have tended to fluctuate significantly. In addition, since many of Norbord’s products are used for new home construction, seasonal and annual weather changes can affect demand and sales volumes. These imbalances, which may affect different areas of Norbord’s business at different times, are influenced by numerous factors that are beyond Norbord’s control and include: changes in global and regional production capacity for a particular product or group of products; changes in the end-use of those products or the increased use of substitute products; and the overall level of economic activity in the regions in which Norbord conducts business. Norbord has been negatively affected in the past by declines in product pricing and has occasionally taken market-related production downtime.

Competition

The wood-based panels industry is a highly competitive business environment in which companies compete, to a large degree, on the basis of price. Norbord’s principal market is the United States where it competes with North American and, in some instances, foreign producers. Norbord’s European operations compete primarily with other European producers. Certain competitors may have lower-cost facilities than Norbord. Norbord’s ability to compete in these and other markets is dependent on a variety of factors such as manufacturing costs, free access to markets, customer service, product quality, financial resources, and currency exchange rates.

In addition, competitors could develop new cost-effective substitutes for Norbord’s wood-based panels, or building codes could be changed to make the use of Norbord’s products less attractive for certain applications.

Customer Dependence

Norbord sells its products primarily to major retail chains, contractor supply yards, and wholesale distributors and faces strong competition for the business of significant customers. Although no single customer accounts for more than 10% of Norbord’s sales, Norbord generally does not have contractual assurances as to future sales. As a result, any significant customer order cancellations could negatively affect Norbord’s sales and earnings. Continued consolidation in the retail industry could expose Norbord to increased concentration of customer dependence and increase customers’ ability to exert pricing pressure on Norbord.

Risks of the Business	Annual Information Form

Manufacturing Inputs

Norbord is exposed to commodity price risk on most of its manufacturing inputs, principally wood fibre, resin and energy. These manufacturing inputs are purchased primarily on the open market in competition with other users of such resources and prices are influenced by factors beyond Norbord’s control. Norbord may not be able to pass increased costs through to its customers.

Fibre Resource

The market for wood fibre is highly competitive. A significant portion of Norbord’s wood fibre requirements in Canada are met through timber supply and forest management agreements and sustainable forest licenses ("Crown Arrangements") with Canadian provincial governmental authorities ("Governmental Authorities"). These Crown Arrangements, among other things, require the payment of stumpage fees for timber harvested and compliance with specified rehabilitation and silviculture management practices, cover periods ranging from 20 to 25 years and may be renewed or extended for additional five-year periods. These Crown Arrangements could be revoked or cancelled for non-performance. The Crown Arrangements also contain terms and conditions which could, under limited circumstances, result in a reduction of annual allowable timber that may be harvested by Norbord without any compensation. Restrictions on harvesting have increased over the past several years. Canadian aboriginal groups have made claims in respect of land governed by Governmental Authorities, which could affect a portion of these Crown Arrangements. Settlements in respect of these claims could increase the cost to harvest timber on such land and could lower the volume of timber available to Norbord.

In the United States, Europe and Canada, Norbord purchases timber, wood chips and other wood residues as well as recycled materials on the open market in competition with other users of such wood fibre resources and prices are influenced by factors beyond Norbord’s control.

Litigation

Norbord and eight other North American OSB producers have been named as defendants in several lawsuits filed in the United States District Court for the Eastern District of Pennsylvania. The lawsuits allege that these nine North American OSB producers violated United States and various state antitrust and other laws by allegedly agreeing to fix prices and reduce the supply of OSB from June 1, 2002 through the present.

The named plaintiffs seek to have the cases certified as class actions. One group of plaintiffs seeks to certify a class of persons and entities that purchased OSB in the United States directly from any of the named North American OSB producers between June 1, 2002 and the present. Other plaintiffs seek to certify one or more classes of persons and entities that purchased OSB in various states and the District of Columbia indirectly between June1, 2002 and the present.

Norbord believes that the lawsuits are entirely without merit and intends to defend this matter vigorously. However, the lawsuits are in their early stages, the outcome of litigation is subject to inherent uncertainties and an adverse outcome to these litigations has the potential to materially and adversely affect Norbord’s business, financial condition and results of operations.

Labour Relations

Norbord’s US employees are non-unionized, while its UK, Belgian and most of its Canadian employees are unionized, representing just under one-half of the workforce. All but one of Norbord’s UK and Belgian union contracts are evergreen. Norbord’s Cowie and Canadian contracts typically cover a three- to five-year term. No labour union contracts expired in 2006 and contracts covering employees at our Val-d’Or, Quebec, and Cochrane, Ontario mills expire during 2007. Norbord believes it will be able to negotiate acceptable contracts upon expiry, but strikes or work stoppages could result if Norbord is unable to do so.

Annual Information Form	Risks of the Business

Environmental Matters

Norbord’s operations are subject to a range of general and industry-specific environmental laws and regulations relating to air emissions, wastewater discharges, solid and hazardous waste management, plant and wildlife protection and site remediation. Norbord believes that all of its facilities are in substantial compliance with these matters. Failure to comply with applicable environmental laws and regulations could result in fines, penalties or other enforcement actions that could impact Norbord’s production capacity or increase Norbord’s production costs.

In January 2005 the International Agency for Research on Cancer (IARC) reclassified formaldehyde as a known human carcinogen. Norbord’s products are tested to ensure that they comply with agreed standards for formaldehyde content and emissions from the product. The emission of formaldehyde from OSB panels is similar to the emissions of natural wood. Standards for its other products are well below the levels associated with any observed health effects and Norbord believes there is no material risk associated with the use of formaldehyde in its manufacturing process.

Product Liability

Norbord produces a variety of wood-based panels. Norbord is not currently subject to any material claims with respect to the fitness for use of its products or related to product quality or performance issues. Norbord retains commercially reasonable insurance coverage for such claims, but could face increased costs if any future claims exceed purchased insurance coverage.

Natural Events

Norbord’s business is exposed to numerous natural events such as forest fires, adverse weather conditions, insect infestation, disease, prolonged drought, and other natural disasters, which are not insurable events. If such an event occurs, Norbord may need to curtail production or incur increased fibre costs.

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

Currency Exposures

Norbord reports its financial results in US dollars. A portion of Norbord’s product prices and costs are influenced by relative currency values (particularly the Canadian dollar, Pound Sterling and Euro). Significant fluctuations in relative currency values could negatively affect the cost competitiveness of Norbord’s facilities, the value of its foreign investments, the results of its operations and its financial position. Norbord’s policy is to hedge all significant balance sheet exposures. In addition, the Company may hedge a portion of its foreign currency-denominated cash flow exposures.

Legal Proceedings	Annual Information Form

Legal Proceedings

Norbord and eight other North American OSB producers have been named as defendants in several lawsuits filed in the United States District Court for the Eastern District of Pennsylvania. The lawsuits allege that these nine North American OSB producers violated United States and various state antitrust and other laws by allegedly agreeing to fix prices and reduce the supply of OSB from June 1, 2002 through the present.

The named plaintiffs seek to have the cases certified as class actions. One group of plaintiffs seeks to certify a class of persons and entities that purchased OSB in the United States directly from any of the named North American OSB producers between June 1, 2002 and the present. Other plaintiffs seek to certify one or more classes of persons and entities that purchased OSB in various states and the District of Columbia indirectly between June 1, 2002 and the present.

Norbord believes that the lawsuits are entirely without merit and intends to defend this matter vigorously. However, the lawsuits are in their early stages, the outcome of litigation is subject to inherent uncertainties and an adverse outcome to these litigations has the potential to materially and adversely affect Norbord’s business, financial condition and results of operations.

Annual Information Form	Description of the Business

Description of the Business

Principal Products

Norbord’s business comprises the manufacturing, sales, marketing and distribution of panelboards and related products used primarily in the construction of new homes or the renovation and repair of existing structures. Products are generally sold to major retail chains, contractor supply yards and wholesale distributors. Some mill products move directly to industrial customers for further processing or as components for other products.

In 2006 and 2005, Norbord sales originated as follows:
	2006	2005
North America	66%	74%
Europe	34%	26%

Norbord’s production includes OSB, MDF, particleboard, hardwood plywood, and related specialty products. OSB is used principally for roofing, flooring and wall sheathing in home construction. OSB has displaced softwood plywood in many structural end-uses. OSB production currently represents approximately 62% of total North American structural panel production. In Europe, OSB’s share of the structural panel market is lower than in North America due mainly to different housing construction methods. However, OSB use is growing rapidly in Europe. In North America, OSB is a low-cost substitute for plywood. In Europe, OSB is often a high performance substitute for particleboard.

Norbord’s particleboard is used primarily in flooring and other construction applications. MDF applications include cabinets, moldings, interior wall paneling and furniture. Norbord’s hardwood plywood is overlaid with veneers and has similar end-uses to MDF.

Description of the Business	Annual Information Form

Principal Plants

The locations of Norbord’s mills, their estimated annual capacity at December 31, 2006, together with their annual production in each of the last two years, are as follows:
	Estimated
	Annual Capacity
	at Year-End			Production
	2006		2006	2005
OSB (MMsf-3/8")
Bemidji, Minnesota	440		456	437
Cordele, Georgia	990	(1)	427	441
Genk, Belgium	260		257	220
Guntown, Mississippi	430		405	412
Huguley, Alabama	500		488	471
Inverness, Scotland	350		321	319
Jefferson, Texas	415	(2)	409	374
Joanna, South Carolina	500		480	460
La Sarre, Quebec	375	(2)	371	356
Nacogdoches, Texas	380		373	345
Val-d’Or, Quebec	340		348	337
	4,980		4,335	4,172
Particleboard (MMsf-3/8")
Cowie, Scotland	350		354	337
Genk, Belgium	170		190	193
South Molton, England	225	(3)	250	247
	745		794	777
MDF (MMsf-3/8")
Cowie, Scotland	360	(3)	366	407
Deposit, New York	160		151	148
	520		517	555
Plywood (MMsf-3/8")
Cochrane, Ontario	80		79	78
(1) Includes second line completed December 2006 with estimated annual capacity of 550 MMsf (3/8-inch basis).
(2) Estimated annual capacity increased over prior year based on operational improvements, capital investment and other initiatives.
(3) Estimated annual capacity decreased over prior year as an older, less efficient line was decommissioned during 2006.

Norbord employs multi-opening press technology at its Minnesota, Georgia, Mississippi, and two Texas OSB mills in the United States. All of these mills purchase their wood fibre requirements from outside sources with prices based on regional market dynamics. These mills are not unionized and employees participate in profit sharing programs whereby a percentage of each mill’s operating income is shared equally with the employee group at that mill.

Norbord also employs multi-opening press technology at its two Quebec OSB mills in Canada. A significant portion of the production of these mills is concentrated on specialty panels including I-joist web stock, thin panels and flooring. The wood fibre requirements for these mills are obtained under 25-year timber supply and forest management agreements with the Quebec Government and also from other outside sources with prices based on regional market dynamics. The mills are unionized.

Annual Information Form	Description of the Business

Norbord employs continuous press technology at its South Carolina and Alabama OSB mills in the US. Continuous press technology allows for improved operational efficiency and the production of OSB in non-standard sizes and with specialized performance characteristics. These mills purchase their wood fibre requirements from outside sources with prices based on regional market dynamics. These mills are not unionized and employees participate in profit sharing programs whereby a percentage of each mill’s operating income is shared equally with the employee group at that mill.

Norbord’s mill in Cowie, Scotland is a large, integrated operation with a continuous press MDF production line, a continuous press particleboard line, and value-added laminating facilities. The South Molton, England particleboard mill employs single-opening press technology and is integrated with laminating operations and a flat-pack furniture manufacturing facility. The OSB mill in Inverness, Scotland employs two multi-opening press lines. All of Norbord’s mills in the UK purchase their wood fibre requirements from outside sources with prices based on regional market dynamics.

The Genk, Belgium facility, acquired in September 2004, has two independent production lines which manufacture OSB and particleboard. The OSB line started up in 2001 and employs continuous press technology. The particleboard line started up in 1991 and employs multi-opening press technology. The wood fibre for the Genk operation is a combination of roundwood for OSB and recycled wood (pre and post-consumer), mixed roundwood and flax fibre for the particleboard line. Wood fibre purchases are made on the open market from a combination of public and private enterprises in the region.

The Deposit, New York mill produces MDF from hardwood fibre and is the only facility of its kind in the northeastern US. The Cochrane, Ontario plywood mill produces hardwood overlay plywood.

Fibre Resource

For the most part, Norbord’s operations purchase wood fibre in the form of logs, wood chips and wood residues from outside sources.

In addition to sourcing their wood fibre from third parties, Norbord’s Canadian operations hold forestry licenses to source 880,000 cubic metres of poplar and birch under Crown Arrangements in Ontario and Quebec. These provincial licenses generally include provisions for ground rents, stumpage charges and reforestation and are granted for terms of 20 to 25 years with renewal provisions. Restrictions on harvesting have increased over the past several years. In Quebec, the Chief Forester released the maximum annual allowable cut (MAAC) recommendations for the period 2008-2013. The MAAC on Norbord’s licenses will be reduced by 20% for aspen. All but 3% of this loss will be offset by access to more birch and to over-mature aspen stands.

Norbord participates in the Sustainable Forestry Initiative (SFI) forest certification program. To obtain certification, mills must demonstrate a commitment to forest conservation including sound management planning and the protection of wildlife habitats and water quality. Nine of Norbord’s North American operations have received SFI forest certification. In addition, the Cochrane plywood mill was certified "FSC-mixed" under the Forest Stewardship Council (FSC) Chain of Custody certification in 2006.

In Europe, all sites hold FSC Chain of Custody certification, which assures that raw materials from sustainably managed resources are tracked through to the final product. Accordingly, a portion of the European mills’ production is labeled with the FSC stamp.

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

Legal Proceedings	Annual Information Form

Environment, Health and Safety

Norbord’s Environment Policy and Health and Safety Policy are attached as Appendices A and B respectively to this document.

Norbord measures its performance against environment, health and safety targets in four areas: 1) injury frequency and severity; 2) environmental compliance; 3) impact minimization; and 4) environment, health and safety management systems. Norbord continues its program of auditing its operations on a regular schedule to ensure continuing high standards of performance.

Maximum Achievable Control Technology (MACT) regulations, designed to reduce hazardous air emissions, were introduced in the US in 2004. The new standards apply to more than 200 mills manufacturing plywood, OSB, MDF, particleboard and other wood composite panels. Existing mills are required to demonstrate compliance by October 2008.

In 2004 and 2005, $29 million in emission control equipment was installed at the Nacogdoches, Bemidji and Deposit mills to meet state requirements and increase production. With these investments, the Company believes that all US mills with the exception of the original Cordele line meet the compliance requirements of the MACT standards. Where necessary, permit applications will be submitted in 2007 to finalize compliance requirements. In 2008, a capital investment of approximately $8 million may be required to bring the original Cordele line into compliance.

A separate MACT regulation has been approved to control the emissions of hazardous air pollutants from industrial boilers. Six Norbord operations are affected by these regulations. Capital requirements to meet the compliance deadline of September 2007 are not expected to be material.

In Europe, regulations to control the risks of fire and explosion came into force in 2004 (the UK’s Dangerous Substances and Explosive Atmosphere Regulations (DSEAR) and Europe’s Explosive Atmosphere (ATEX) Directive). In the UK, most compliance work was completed in 2006, with final minor upgrades scheduled in early 2007. In Genk, compliance work began in 2006 and will be completed during 2007 and 2008. To date, the Company’s European operations have invested approximately $6 million in equipment and controls to comply with the regulations.

The Kyoto Accord has been ratified in Canada and Europe. The US government chose not to ratify the Accord, but rather to determine its own greenhouse gas reduction targets. Canada has not yet finalized regulations to meet Canada’s Kyoto goals; however, as relatively small consumers of fossil fuels it is unlikely that Norbord’s Canadian operations will be affected by regulations. All of Norbord’s operations in the UK entered into Kyoto climate change energy efficiency agreements in 2002, which has to-date resulted in over £10 million tax and energy efficiency cost savings. A "cap and trade" carbon trading scheme was rolled out across Europe in 2005 which has established energy efficiency targets for Norbord’s Genk mill and the Cowie MDF plant. Opportunities for improved energy efficiency and completion of the biomass heat energy systems in 2007 will benefit the Genk and Cowie mills’ ability to comply with energy efficiency targets and avoid the need to acquire carbon credits.

Human Resources

Norbord employs approximately 2,800 people at its operations in the US, Europe and Canada. Just under one-half of these employees are represented by labour unions. Its corporate head office is in Toronto, Canada.

The Company negotiated a three-year collective agreement with the Teamsters, Quebec Union effective January 1, 2005 at its Val-d’Or, Quebec OSB mill. This contract expires in December 2007.

Annual Information Form	Description of the Business

Members of the Canadian Communications, Energy and Paperworkers Union of Canada ("CEP") at the La Sarre OSB mill approved a five-year agreement in June 2004. This contract expires on June 30, 2009.

The United Steelworkers Union represents employees at the Cochrane plywood mill. A five-year agreement was settled in November 2002. The Company will renegotiate the contract which expires on May 31, 2007.

Substantially all of the hourly employees at the Company’s European operations are represented by various trade organizations. The agreements covering employees in Europe, other than Cowie, have no expiry date. The employees of the Cowie mill are represented by the Transport & General Workers and Amicus unions under three-year contracts effective April 2005. The Company will renegotiate these contracts upon expiry March 31, 2008.

Description of the Capital Structure	Annual Information Form

Description of the Capital Structure

Capital Resources

Norbord manages its capital resources in an effort to ensure financial flexibility while seeking to maintain investment grade credit ratings. The components of Norbord’s capital structure for each of the last three years are as follows:
($ millions)	2006	2005	2004
Long-term debt	$480	$440	$450
Current portion of long-term debt	–	–	1
Less: Cash and cash equivalents	(20)	(155)	(215)
Net debt	460	285	236
Shareholders’ equity	434	522	548
Total capital	$894	$807	$784

In October 2005, Norbord announced a Normal Course Issuer Bid to buy back up to 9.0 million common shares representing 10% of the public float of Common Shares of Norbord. The Company completed the purchase and cancellation of 2.7 million Common Shares under the bid. The bid expired on November 1, 2006 and Norbord did not renew the bid.

On February 14, 2007, Norbord closed the issuance of $200 million 6.45% senior unsecured notes. Proceeds from the notes will be used to repay Norbord’s $200 million 8 1/8% debentures due March 20, 2008. Pending such use, the proceeds will be invested in investment grade fixed income securities and short-term money market securities.

During 2005, Norbord repurchased and cancelled $10 million of its 7 1/4% debentures due in 2012. The premium paid on repurchase was offset by the recognition of gains on the associated interest rate swaps.

Norbord has committed unsecured revolving bank lines of $200 million which mature in 2010. As of March 1, 2007, $59 million of these lines were utilized–$55 million drawn as cash and $4 million drawn as letters of credit–with the balance available to support short-term liquidity requirements.

On May 20, 2005 the Company redeemed all of its Class A Preferred Shares Series 1 at par ($25.00), plus accrued and unpaid dividends.

Description of Share Capital

The authorized share capital of Norbord consists of an unlimited number of Class A Preferred Shares, an unlimited number of Class B Preferred Shares, an unlimited number of Non-Voting Participating Shares and an unlimited number of Common Shares. As of March 1, 2007 there were 143,864,581 Common Shares outstanding.

The following is a summary of the principal attributes of the Common Shares, the Class A Preferred Shares, the Class B Preferred Shares and the Non-Voting Participating Shares of Norbord.

Annual Information Form	Description of the Capital Structure

Common Shares

The holders of Common Shares are entitled to one vote per share at all meetings of shareholders. They are entitled to receive dividends if, as and when declared by the Directors ratably with any holders of the Non-Voting Participating Shares, subject to the attributes of each series of Non-Voting Participating Shares. In the event of any liquidation, dissolution or winding up, subject to the rights of holders of Class A Preferred Shares and any Class B Preferred Shares, the holders of Common Shares are entitled to participate ratably with any holders of Non-Voting Participating Shares in any distribution of the assets of Norbord, subject to the attributes of each series of Non-Voting Participating Shares.

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

Description of Debt Securities

At December 31, 2006, Norbord had issued and outstanding senior unsecured public debentures as follows:

    $200 million of 8 1/8% debentures due March 20, 2008.

    $240 million of 7 1/4% debentures due July 1, 2012.

On February 14, 2007, Norbord issued $200 million of 6.45% senior unsecured notes due February 15, 2017. The proceeds will be used to repay Norbord’s $200 million 8 1/8% debentures due March 20, 2008.

Interest is payable semi-annually and the debt securities may be redeemed at Norbord’s option at any time at specified redemption prices.

Description of the Capital Structure	Annual Information Form

Credit Ratings

The following table summarizes the credit ratings accorded to Norbord’s senior unsecured debt securities by the following rating agencies:
Rating Agency	Rating	Outlook
Standard & Poor’s Ratings Services, Inc. ("S&P")	BBB	Negative
Moody’s Investors Service, Inc. ("Moody’s")	Baa3	Negative
DBRS Limited ("DBRS")	BBB	Stable

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

S&P credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to S&P, the BBB rating is the fourth highest of ten major categories, and debt securities rated BBB exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments on the securities. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (.) sign to show relative standing within the major rating categories.

Moody’s credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to Moody’s, a rating of Baa is the fourth highest of nine major categories, and debt securities rated Baa are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics. Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates that the security ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking in the lower end of that generic rating category.

DBRS credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to DBRS, a rating of BBB is the fourth highest of ten major categories, and debt securities rated BBB are of adequate credit quality. Protection of interest and principal is considered acceptable, but the entity is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities. Rating categories AA through CC are denoted by the subcategories "high" and "low". The absence of either a "high" or "low" designation indicates the rating is in the "middle" of the category.

Annual Information Form	Dividends

Dividends

The Company has paid quarterly cash dividends of CAD$0.10 per Common Share since the fourth quarter of 1990. In addition, the Company paid three special dividends of CAD$1.00 on September 30, 2004 to shareholders of record on September 20, 2004, on May 20, 2005 to shareholders of record on May 2, 2005 and on July 14, 2006 to shareholders of record on June 30, 2006. The Company has a dividend reinvestment plan whereby shareholders resident in Canada can elect to receive their Common Share dividend in Common Shares.

As a result of the Articles of Arrangement filed on June 30, 2004 by Norbord, Common Shares of Fraser Papers were distributed to the Company’s shareholders of record as of July 2, 2004. Norbord Common Shareholders received one Common Share of Fraser Papers for every five Common Shares held of Norbord.

While dividends on Common Shares are declared at the discretion of the Board of Directors, it is management’s objective to operate the business in a manner that would allow the Board to declare a steady quarterly dividend over the business cycle.

The table below summarizes the total dividends on Common Shares declared by the Board of Directors, the amounts paid out in cash and the amounts distributed as shares under the dividend reinvestment plan for the preceding three financial years.
($ millions)	2006	2005	2004
Cash distribution	$167	$160	$166
Share distribution	11	6	–
Total dividends on Common Shares	$178	$166	$166

Prior to redemption of the Class A Preferred Shares Series 1 on May 20, 2005, the total cash dividends declared and paid on same were $1 million in 2005 and $2 million in 2004.

Market for Securities	Annual Information Form

Market for Securities

The Company’s Common Shares are listed for trading on the TSX under the symbol NBD. On May 20, 2005, all of the Company’s outstanding Class A Preferred Shares Series 1 were redeemed at par.

In 2006, the Company’s Common Shares traded in a range between CAD$7.71 and CAD$12.89 per share, ending the year at CAD$8.91. Average daily volume traded during the year was 472,047 shares.
	Common Shares
	High	Low	Volume
Month	(CAD$/Share)	(CAD$/Share)	(Shares)
January	12.60	11.36	6,680,725
February	12.89	11.98	8,113,618
March	12.80	11.72	8,210,843
April	12.63	11.56	7,264,566
May	12.27	10.18	7,974,406
June	10.87	9.16	14,768,493
July	9.48	8.70	8,024,880
August	9.20	8.69	7,254,562
September	8.95	8.03	13,417,895
October	8.64	7.71	15,324,199
November	9.08	8.29	13,595,073
December	9.14	8.50	7,382,478

Annual Information Form	Directors and Officers

Directors and Officers

Directors

The Directors of the Company are set out below. They hold office until the next annual meeting of shareholders or until their successors are elected or appointed. Norbord’s Board does not have an executive committee. Members of the Board’s committees are noted.

Name and		Director
Residence	Principal occupation	since
JACK L. COCKWELL(4)(5) Toronto, Ontario Canada	Group Chair, Brookfield Asset Management Inc. (a global asset manager) since 2002; President and Chief Executive Officer of Brookfield prior thereto.	1987
DIAN COHEN(2)(3)(4)(5) Toronto, Ontario Canada	President of DC Productions Ltd. (economic communications and management consulting).	1987
PIERRE DUPUIS(2)(4)(5) Sutton, Quebec Canada	Corporate Director. Consultant for Dorel Industries Inc. (a global consumer product company) from 2005 to 2006; former Vice President and Chief Operating Officer, of Dorel Industries Inc. from 1999 to 2005.	1995
GORDON E. FORWARD(2)(4)(5) San Diego, California United States	Chair Emeritus, United States Business Council for Sustainable Development since 2002; Vice-Chair, Texas Industries Inc. (building products) prior thereto.	1995
DOMINIC GAMMIERO(4) Mississauga, Ontario Canada	Chief Executive Officer of Fraser Papers Inc. (a specialty paper company) since 2004; President and Chief Executive Officer of the Company 1999 to 2004.	1998
ROBERT J. HARDING(1)(3)(4)(5) Toronto, Ontario Canada	Chair of Brookfield Asset Management Inc.	1998
NEVILLE W. KIRCHMANN(2)(3)(4)(5) Toronto, Ontario Canada	President of Kirchmann Holdings Inc., (a private investment company); President and Chief Executive Officer of Coca-Cola Canada and Coca-Cola Southern Africa prior thereto.	2007
MARGOT NORTHEY(3)(4)(5) Victoria, B.C. Canada	Corporate Director. Former Dean, Queen’s University School of Business prior thereto.	2000
J. BARRIE SHINETON Toronto, Ontario Canada	President & Chief Executive Officer of the Company since 2004; Executive Vice President, Wood Products of the Company 2003 to 2004; President, Norbord Industries Inc. and Managing Director, Nexfor Ltd. (UK), prior thereto.	2004
(1) Board Chair
(2) Member of Audit Committee
(3) Member of Corporate Governance and Nominating Committee
(4) Member of Environment, Health and Safety Committee
(5) Member of Human Resources Committee

Directors and Officers	Annual Information Form

The Corporate Governance and Nominating Committee has examined the size of the Board and has concluded a nine member Board allows for an appropriate mix of experience and skill and ensures that the majority of Directors will be "independent" Directors within the meaning of Section 1.4 of Multilateral Instrument 52-110.

Mr. Neville W. Kirchmann was appointed as a Director on January 31, 2007 to fill the vacancy on the Board created by the passing away of Mr. Don S. Wells on August 21, 2006. Mr. Kirchmann will be a Director nominee at the 2007 Annual Shareholders meeting.

The Board reviewed the relationships between each of its Directors and the Company and has determined that the Directors fairly represent the share ownership interests in the Company and the requirements for Director independence of both Canadian and US securities regulators.

Messrs. Shineton and Gammiero are considered to be related Directors and the remaining Directors are independent Directors. Mr. Gammiero is considered related as the former CEO of the Company. Two of the remaining seven Directors, Messrs. Cockwell and Harding (the "Brookfield Directors"), are officers of Brookfield Asset Management Inc. The Board considers that neither of the Brookfield Directors have a relationship which could be reasonably expected to interfere with the exercise of the Brookfield Directors’ independent judgement. The Board also considers that two Directors of nine fairly reflect the relative investment of Brookfield in the Company.

Two other Directors, Ms. Cohen and Mr. Dupuis, are trustees of Great Lakes Hydro Income Fund, of which Brookfield owns approximately 50% indirect interest. The Board does not consider Ms. Cohen and Mr. Dupuis to have any relationship that could be reasonably expected to interfere with these Directors’ exercise of independent judgement. The remaining Directors, Dr. Forward, Mr. Kirchmann and Dr. Northey have, in the view of the Board, no material relationships or interests which could interfere with their independence as Directors.

Annual Information Form	Directors and Officers

Officers

Name and
Residence	Office with Company	Previous occupation
MICHAEL BOTHA Toronto, Ontario Canada	Vice President and Controller	Corporate Controller of the Company 2004-2006; Director, Financial Analysis of the Company 2004; Manager, Corporate Accounting and Reporting of the Company, prior thereto.
ROBERT J. HARDING Toronto, Ontario Canada	Chair	Chair of Brookfield Asset Management Inc.
ROBERT KINNEAR Toronto, Ontario Canada	Senior Vice President, Corporate Services	Vice President, Human Resources and Administration, Norbord Industries Inc. 2001 to 2003; Vice President, Human Resources and Administration, PCI Chemicals Canada Inc., prior thereto.
ROBIN LAMPARD	Vice President, Treasurer	Assistant Treasurer for the Company until 2002.
Toronto, Ontario
Canada
KARL MORRIS Cowie, Scotland	Senior Vice President, European Operations	Managing Director, Europe of the Company 2003 to 2005; Site Director of the Company’s South Molton manufacturing facility, prior thereto.
J. BARRIE SHINETON Toronto, Ontario Canada	President and Chief Executive Officer	Executive Vice President of the Companyand President, Norbord Industries Inc. until 2004; Managing Director of Norbord Ltd. (UK) 1999 to 2003; Senior Vice President, Wood Products of International Forest Products Ltd. (lumber and wood products) prior thereto.
LYNNE C. TAYLOR Brampton, Ontario Canada	Assistant Corporate Secretary	Manager, Regulatory Affairs for the Company 2004; Manager, Legal Compliance, KBSH Capital Management Inc. 2000 to 2004.
JOHN TREMAYNE Toronto, Ontario Canada	Executive Vice President and Chief Financial Officer	Executive Vice President and Treasurer, Brookfield Asset Management Inc. until 2002.
PETER WIJNBERGEN Toronto, Ontario Canada	Senior Vice President, Marketing, Sales and Logistics	Vice President, Sales, Marketing and Logistics of Norbord Industries Inc. 2002 to 2005; Vice President, Industrial Panel Products of Norbord Industries Inc. 2001 to 2002; General Manager, Strategic Planning of Norbord Industries Inc., prior thereto.

Directors and Officers	Annual Information Form

Additional Disclosure for Directors and Officers

To the knowledge of the Company, no Director or executive Officer of the Company (a) is or has been, in the last ten years, a Director or Officer of an issuer that, while the person was acting in that capacity, (i) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian legislation for a period of more than 30 consecutive days, (ii) was subject to an event that resulted, after that person ceased to be a Director or Officer, in the issuer being the subject of a cease trade or similar orderor an order that denied the issuer access to any exemption under Canadian securities legislation for a period of more than 30 consecutive days, or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets or (b) has within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Director or executive Officer.

As at March 1, 2007, the Directors and executive Officers of the Company as a group directly own or exercise control or direction over 567,014 (representing approximately 0.39%) Common Shares of the Company and over none of the voting securities of any of the Company’s subsidiaries. For indirect holdings reference is made to the Company’s Management Proxy Circular, dated March 1, 2007.

Annual Information Form	Interest of Management and Others in Transactions

Interest of Management and Others in Transactions

Except as otherwise disclosed, no Director or Officer of the Company, no person who beneficially owns, directly or indirectly, more than 10% of the Norbord Common Shares and no associate or affiliate of the foregoing persons has any material interest in any transaction within the past three years or any proposed transaction that has materially affected or will materially affect Norbord.

Material Contracts

The Company continues to guarantee certain obligations under operating lease commitments of Fraser Papers, which was distributed to common shareholders in 2004. The maximum potential amount of future payments that the Company could be required to make under these obligations is estimated to be $7 million. No amounts have been recorded in the Company’s consolidated balance sheet with respect to these guarantees. As security for these ongoing financial commitments to Fraser Papers, the Company has the right, at any time, to require Fraser Papers to provide a fixed first charge security interest over Fraser Papers’ manufacturing facilities. In 2006, the fee for providing these guarantees was less than $1 million.

The Company has provided certain commitments and indemnifications, including those related to former businesses. The maximum amounts from many of these items cannot be reasonably estimated at this time. However, in certain circumstances, the Company has recourse against other parties to mitigate the risk of loss.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Shares is CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9, Telephone: 1-800-387-0825.

Audit Committee	Annual Information Form

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

Pierre Dupuis (Chair)	Gordon E. Forward
Dian Cohen	Neville W. Kirchmann

Mr. Dupuis is a Corporate Director. He is the former Chief Operating Officer of Dorel Industries Inc., a global consumer product company. Prior to his appointment at Dorel, Mr. Dupuis was President and COO of Transcontinental Inc.

Ms. Cohen is an economist and a partner in her own economic consultancy. She is the author of a number of books on government, personal money management and social policy issues. She currently serves on the board of other Canadian public companies and one other audit committee.

Dr. Forward is the former Vice Chair of building products company Texas Industries Inc., a position he held from 1998 to 2000. Prior to that, he was President and CEO of Chaparral Steel Company. Dr. Forward currently serves on the Board of Texas Industries Inc.

Mr. Kirchmann is a Chartered Accountant and the owner and President of Kirchmann Holdings Ltd., a private investment company. Mr. Kirchmann is the former President and CEO of Coca-Cola Canada and Coca-Cola Southern Africa and has held the position of Audit Committee Chair on other publicly traded companies.

As part of its mandate, the Audit Committee assesses the independence of the Company’s auditors. From time to time the Company’s auditors also provide non-audit services to Norbord. It is the Company’s policy not to engage its auditors to provide services that may impair their objectivity or that are specifically forbidden by law or regulation. The Company has implemented procedures to ensure that any engagement of the auditors for non-audit services receives prior clearance by the Audit Committee. In approving any such engagement, the Audit Committee will consider whether the provision of such non-audit services is compatible with maintaining the auditor’s independence.

For the year 2006, Norbord paid a total of $1.8 million to the Company’s auditors for all services. In 2005 the equivalent total was $1.3 million. The following provides details on these billings:

Audit Fees

Norbord paid $820,200 to the Company’s auditors (2005–$830,900) for the annual financial statement audit of the Company and certain of its subsidiaries. The fees include the review of the Company’s unaudited interim financial statements.

Annual Information Form	Audit Committee

Audit-Related Fees

Norbord paid $556,500 to the Company’s auditors (2005–$111,600) for audit-related services. Audit-related services included audits of the Company’s pension plans, special purpose non-statutory audits of divisions of the Company, comfort letters associated with regulatory filings and internal control reviews.

Taxation Fees

Norbord paid $340,700 to the Company’s auditors (2005–$311,400) for taxation services. Taxation services include tax advisory and compliance services.

All Other Fees

Norbord paid $73,100 to the Company’s auditors (2005–$40,700) for other non-audit services. Other services include expatriate consulting services and other business advisory services.

Interests of Experts	Annual Information Form

Interests of Experts

Ernst & Young LLP have prepared the audit report on the audited consolidated financial statements of the Company as at December 31, 2006 and 2005 and for the years then ended. None of the designated professionals of Ernst & Young LLP beneficially own, directly or indirectly, any of the Company’s outstanding securities.

Annual Information Form	Additional Information

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

 (ii)    one copy of the Annual Report, which includes Management’s Discussion and Analysis and the audited consolidated financial statements for the year ended December 31, 2006 with the Auditors’ Report thereon;

(iii)    one copy of any unaudited interim reports to shareholders issued subsequent to such audited consolidated financial statements;

(iv)    one copy of the Management Proxy Circular dated March 1, 2007; and

(b)     at any other time, one copy of any document referred to in (i), (ii), (iii) and (iv) above, provided the Company may require payment of a reasonable charge if the request is made by someone who is not a security holder of the Company.

The Management Proxy Circular dated March 1, 2007 contains additional information concerning the Company including Directors’ and Officers’ remuneration, principal holders of Common Shares and its stock option plan. Additional financial information about the Company is included in Norbord’s audited consolidated financial statements for the year ended December 31, 2006 and in the Company’s Management’s Discussion and Analysis in the 2006 Annual Report.

These documents and additional information about the Company and its operations can be found on Norbord’s web site at www.norbord.com or on SEDAR at www.sedar.com.

Glossary	Annual Information Form

Glossary

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

OSB: Oriented strand board. An engineered structural wood panel produced by chemically bonding wood strands in oriented layers under heat and pressure.

Panelboards: Oriented strand board, particleboard, medium density fibreboard and plywood.

Particleboard: A panelboard produced by chemically bonding clean sawdust, small wood particles and recycled wood fibre under heat and pressure.

Plywood: A panelboard produced by gluing together thin layers of solid wood veneers.

Annual Information Form	Appendix A–Norbord Environment Policy

Appendix A–Norbord Environment Policy

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

Appendix A–Norbord Environment Policy	Annual Information Form

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

Annual Information Form	Appendix B–Norbord Health and Safety Policy

Appendix B–Norbord Health and Safety Policy

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

      Implement health and safety management systems to continually improve performance.

      Conduct health and safety audits.

      Report health and safety performance to senior management, the board of Directors, shareholders, employees, and the public.

Appendix C–Audit Committee–Terms of Reference	Annual Information Form

Appendix C–Audit Committee–Terms of Reference

Norbord Inc.

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

Authority and Responsibilities

In carrying out its role, the Audit Committee has the following authority and responsibilities:

1.       Financial information and reporting –

(a)     to review and discuss with management and the external auditor, as appropriate:

 (i)     the annual audited financial statements and the interim financial statements including the accompanying Management’s Discussion and Analysis; and

(ii)     earnings guidance and other releases containing information taken from the Corporation’s financial statements prior to their release; and (b) to review the Corporation’s financial reporting and accounting standards and principles and any proposed material changes to them or their application;

2.        Internal controls – to review, with the chief financial officer ("CFO"), the external auditor and others, as appropriate, the Corporation’s system of internal controls;

3.        External audit –

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

(d)     to obtain and review at least annually a written report by the external auditor setting out the auditor’s internal quality control procedures, any material issues raised by the auditor’s internal quality control reviews and the steps taken to resolve those issues; and

(e)     to review at least annually the relationships between the Corporation and the external auditor in order to establish the independence of the external auditor;

4.       Risk management – to review and monitor the Corporation’s major financial risks and risk management policies and the steps taken by management to mitigate those risks; and

Annual Information Form	Appendix C–Audit Committee–Terms of Reference

5.       Compliance –

(a)      to review the Corporation’s financial reporting procedures and policies to ensure compliance with all legal and regulatory requirements and to investigate any non-adherence to those procedures and policies; and (b) to establish procedures for the receipt and treatment of any complaint regarding accounting, internal accounting controls or auditing matters including procedures for the confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters.

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

4.      Review of Financial Statements – The Committee will review the Corporation’s annual audited financial statements with the CEO and CFO and then the full Board. The Committee will review the interim financial statements with the CEO and CFO. The external auditor will be present at these meetings.

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

7.      Approval of Audit and Non-Audit Services – In addition to recommending to the Board the external auditor to examine the Corporation’s financial statements and the compensation of the external auditor for audit services, the Committee must approve any use of that external auditor to provide non-audit services prior to its engagement. It is the Committee’s practice to restrict the non-audit services that may be provided by the external auditor in order to minimize relationships that could appear to impair the objectivity of the external auditor.

8.      Hiring Guidelines for Independent Auditor Employees – The Committee will adopt guidelines regarding the hiring of any partner, employee, reviewing tax professional or other person providing audit assurance to the external auditor of the Corporation on any aspect of its certification of the Corporation’s financial statements.

Appendix C–Audit Committee–Terms of Reference	Annual Information Form

9.     Audit Partner Rotation – The Committee will ensure that the lead audit partner assigned by the external auditor to the Corporation, as well as the independent review partner charged with reviewing the financial statements of the Corporation, are changed at least every five years.

10.     Process for Handling Complaints about Accounting Matters – The Committee has established the following procedure for the receipt and treatment of any complaint received by the Corporation regarding accounting, internal accounting controls or auditing matters:

(a)     The Corporation will make available and make known special mail and e-mail addresses and telephone numbers for receiving complaints regarding accounting, internal accounting controls or auditing matters;

(b)     Copies of complaints received will be sent to the members of the Committee;

(c)     All complaints will be investigated by the Corporation’s finance staff, except as otherwise directed by the Committee. The Committee may request that outside advisors be retained to investigate any complaint; and

(d)     The status of each complaint will be reported on a quarterly basis to the Committee and, if the Committee so directs, to the full Board. The Corporation’s Code of Business Conduct prohibits any Director, officer or employee of the Corporation from retaliating or taking any adverse action against anyone for raising or helping to resolve a complaint.

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

(c)     an annual certificate of the CEO attesting that senior management of the Corporation have received and agreed to be bound by the Corporation’s Code of Business Conduct and as to compliance with the Code;

(d)     an annual report on officers’ expenses;

(e)     an annual report on consulting and legal fees paid by the Corporation; and

(f)      an annual report on the Corporation’s insurance coverage and costs.

www.norbord.com

EXHIBIT 23

Chartered Accountants Ernst & Young Tower P. O. Box 251 222 Bay St. Toronto, Canada M5K 1J7	Phone: (416) 864-1234 Fax: (416) 864-1174

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the inclusion of our report dated January 23, 2007 with respect to the consolidated financial statements of Norbord Inc ("Norbord") for the years ended December 31, 2006 and 2005 included in Norbord's Annual Report (Form 40-F) for 2006 filed with the Securities and Exchange Commission.

Toronto, Canada
January 23, 2007	Chartered Accountant

EXHIBIT 31.1

CERTIFICATION PURSUANT TO
RULE 13a-14(a) under the SECURITIES EXCHANGE ACT OF 1934

I, J. Barrie Shineton, President and Chief Executive Officer, certify that:

1.      I have reviewed this annual report on Form 40-F of Norbord Inc.;

2.      Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.      Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.      The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

a)      designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)      evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)      disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.      The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

a)       all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

b)       any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: March 23, 2007

/s/ J. Barrie Shineton
J. Barrie Shineton
President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION PURSUANT TO
RULE 13a-14(a) under the SECURITIES EXCHANGE ACT OF 1934

         I, John Tremayne, Executive Vice-President and Chief Financial Officer, certify that:

1.      I have reviewed this annual report on Form 40-F of Norbord Inc.;

2.      Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the  circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.     Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.     The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

  designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

  evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

  disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.     The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

  all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

  any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

Date: March 23, 2007

/s/ John Tremayne
John Tremayne
Executive Vice-President & Chief Financial Officer '

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
RULE 13a – 14(b) under the SECURITIES EXCHANGE ACT OF 1934

In connection with the Annual Report of Norbord Inc. (the "Company") on Form 40-F for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, J. Barrie Shineton, President and Chief Executive Officer of the Company, certify, pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934, that to the best of my knowledge:

  the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

  the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ J. Barrie Shineton
J. Barrie Shineton
President and Chief Executive Officer
March 23, 2007

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
RULE 13a – 14(b) under the SECURITIES EXCHANGE ACT OF 1934

In connection with the Annual Report of Norbord Inc. (the "Company") on Form 40-F for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, John C. Tremayne, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to Rule 13a – 14(b) underthe Securities and Exchange Act of 1934, that to the best of my knowledge:

  the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

  the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ John C. Tremayne
John C. Tremayne
Executive Vice President and Chief Financial Officer
March 23, 2007

LIST OF EXHIBITS

The following documents are attached as exhibits to this annual report on Form 40-F:

23	Consent of Independent Auditors

31.1	Certification of J. Barrie Shineton, President and Chief Executive Officer, pursuant Rule 13a-14(a) under the Securities Exchange Act of 1934.

31.2	Certification of John C. Tremayne, Executive Vice President and Chief Financial Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934

32.1	Certification of J. Barrie Shineton, President and Chief Executive Officer, pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934.

32.2	Certification of John C. Tremayne, Executive Vice President and Chief Financial Officer, pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934.