Form 40-F
period 2016-12-31
Norbord Inc.
filed 2017-02-03
CIK 877365

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2016

Commission file number: 001-37694

NORBORD INC.

(Exact name of registrant as specified in its charter)

Canada	2400	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number)

1 Toronto Street, Suite 600

Toronto, Ontario, Canada, M5C 2W4

(416) 365-0705

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Torys LLP

1114 Avenue of the Americas

23rd Floor

New York, New York 10036

Attention: Andrew J. Beck

(212) 880-6010

(Name, Address (Including Zip Code) and Telephone Number (Including Area Code)

of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name Of Exchange On Which Registered
Common Shares, Without Par Value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 85,829,492 common shares.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒            No  ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes  ☐            No  ☐

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F (this “Form 40-F”):

(a)	Annual Information Form, dated February 2, 2017 for the Year Ended December 31, 2016 (filed as Exhibit 99.1 hereto);

(b)	Management’s Discussion and Analysis for the Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2016 (filed as Exhibit 99.2 hereto); and

(c)	Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2016, including Consolidated Balance Sheets as at December 31, 2016 and December 31, 2015 and Consolidated Statements of Earnings, Comprehensive Income, Changes in Equity and Cash Flows for the Years Ended December 31, 2016 and December 31, 2015 and Related Notes, together with the Auditor’s Reports thereon, contained therein (filed as Exhibit 99.3 hereto).

NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements, as defined by applicable securities legislation. Often, but not always, forward-looking statements can be identified by the use of words such as “believes,” “expects,” “does not expect,” “targets,” “outlook,” “scheduled,” “estimates,” “forecasts,” “aims,” “predicts,” “plans,” “anticipates,” “intends” or variations of such words and phrases or negative versions thereof or statements that certain actions, events or results “may,” “could,” “would,” “should,” “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord Inc. (“Norbord”) to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Examples of such statements include, but are not limited to, comments with respect to: (1) outlook for the markets for products; (2) expectations regarding future product pricing; (3) outlook for operations; (4) expectations regarding mill capacity; (5) objectives; (6) strategies to achieve those objectives; (7) expected financial results including the expected results of the Margin Improvement Program (MIP); (8) sensitivity to changes in product prices, such as the price of oriented strand board (“OSB”); (9) sensitivity to changes in foreign exchange rates; (10) sensitivity to key input prices, such as the price of fibre, resin, wax and energy; (11) expectations regarding compliance with environmental regulations; (12) expectations regarding income tax rates; (13) expectations regarding contingent liabilities and guarantees, including the outcome of pending litigation; (14) expectations regarding the amount, timing and benefits of capital investments; (15) expectations regarding the amount and timing of dividend payments; and (16) historical, forecasted and other forward-looking information published by third parties such as the U.S. Census Bureau, FEA (Forest Economic Advisors, LLC), APA – the Engineered Wood Association, Office for National Statistics and EUROCONSTRUCT which we may refer to but have not independently verified.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1) assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; (2) risks inherent to product concentration; (3) effects of competition and product pricing pressures; (4) risks inherent to customer dependence; (5) effects of variations in the price and availability of manufacturing inputs, including continued access to fiber resources at competitive prices; (6) availability of rail services and port facilities; (7) various events that could disrupt operations, including natural or catastrophic events and ongoing relations with employees; (8) impact of changes to, or non-compliance with, environmental regulations; (9) impact of any product liability claims in excess of insurance coverage; (10) risks inherent to a capital intensive industry; (11) impact of future outcomes of tax exposures; (12) effects of currency exposures and exchange rate fluctuations; (13) future operating costs; (14) availability of financing; (15) impact of future cross-border trade rulings or agreements; (16) ability to implement new or upgraded information technology infrastructure; and (17) impact of information technology service disruptions or failures.

The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere, and reference should be made to the other risks discussed in the Exhibits, incorporated by reference into this Registration Statement. Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, Norbord, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the Caution Regarding Forward-Looking Information statement in the Annual Information Form dated February 2, 2017, attached hereto as Exhibit 99.1 and the cautionary statement contained in the Forward-Looking Statements section of the 2016 Management’s Discussion and Analysis dated February 2, 2017, attached hereto as Exhibit 99.2.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures

(a)	Certifications. See Exhibits 99.4 through 99.7 to this Form 40-F.

(b)	Disclosure Controls and Procedures.

As of the end of Norbord’s fiscal year ended December 31, 2016, Norbord’s principal executive officer and principal financial officer carried out an evaluation of the effectiveness of Norbord’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based upon that evaluation, Norbord’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year Norbord’s disclosure controls and procedures were effective to ensure that information required to be disclosed by Norbord in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “SEC”) rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

It should be noted that, while Norbord’s principal executive officer and principal financial officer believe that Norbord’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Norbord’s disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(c)	Management’s Annual Report on Internal Control Over Financial Reporting.

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting in accordance with rules of the SEC or an attestation report of Norbord’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

(d)	Changes in Internal Control over Financial Reporting. During the fiscal year ended December 31, 2016, there were no changes in Norbord’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Norbord’s internal control over financial reporting.

Notices Pursuant to Regulation BTR

None.

Audit Committee Financial Experts

Norbord’s board of directors has determined that each of Pierre Dupuis, Paul E. Gagne, Paul A. Houston, and Denis A. Turcotte, members of its audit committee, is an “audit committee financial expert” (as such term is defined in Form 40-F) and that each member is “independent” (as defined in the listing standards of the New York Stock Exchange (the “NYSE”)).

Code of Ethics

Norbord has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled Code of Business Conduct (the “Code of Conduct”), that applies to all of its directors, officers and designated employees.

The Code of Conduct, is available for viewing on Norbord’s website at www.Norbord.com and is available in print to any shareholder who requests it. Requests for copies of the Code of Conduct should be made by contacting: Elaine Toomey, Assistant Corporate Secretary, Norbord Inc., 1 Toronto Street, Suite 600, Toronto, Ontario, Canada, M5C 2W4, Telephone: (416) 365-0705, or by e-mail: info@norbord.com.

All amendments to the Code of Conduct, and all waivers of the Code of Conduct with respect to any director, officer or employee of Norbord, will be posted promptly on Norbord’s website.

Principal Accountant Fees and Services

The information set forth under the heading “Audit Fees” in the Audit Committee section of Norbord’s annual information form for the fiscal year ended December 31, 2016, attached hereto as Exhibit 99.1, is incorporated by reference herein.

Pre-Approval Policies and Procedures

The information required is included under the heading “External Audit” in Appendix A – Audit Committee – Terms of Reference of the registrant’s Annual Information Form for the fiscal year ended December 31, 2016, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F.

Off-Balance Sheet Arrangements

Norbord does not have any off-balance sheet arrangements (as defined in General Instruction B.(11) of Form 40-F).

Tabular Disclosure of Contractual Obligations

The information provided in the registrant’s Management’s Discussion and Analysis for the Annual Audited Consolidated Financial Statements for the year ended December 31, 2016, attached hereto as Exhibit 99.2, contains Norbord’s disclosure of contractual obligations and is incorporated by reference herein.

Identification of the Audit Committee

Norbord has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of Norbord’s audit committee are: Paul E. Gagne, Paul A. Houston, Denis A. Turcotte and Pierre Dupuis (Chairman).

Mine Safety Disclosure

Not applicable.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

Norbord is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States.

Norbord’s Annual Audited Consolidated Financial Statements for the year ended December 31, 2016, attached hereto as Exhibit 99.3, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Accordingly, Norbord’s financial statements, including those prepared after the date of this Form 40-F, may not be comparable to those prepared by U.S. companies. In addition, Norbord is not required to prepare a reconciliation of its financial statements between IFRS and U.S. generally accepted accounting principles, and has not quantified such differences, which may be significant.

NYSE CORPORATE GOVERNANCE

As a foreign private issuer listed on the NYSE, Norbord is not required to comply with most of the NYSE corporate governance standards, so long as it complies with Canadian and Toronto Stock Exchange (“TSX”) corporate governance requirements. In order to claim such an exemption, however, Norbord must disclose the significant differences between its corporate governance practices and those required to be followed by U.S. domestic companies under the NYSE corporate governance standards.

The following is a summary of the significant ways in which Norbord’s corporate governance practices differ from those required to be followed by U.S. domestic issuers under NYSE’s corporate governance standards. Except as described in this summary, Norbord is in compliance with the NYSE corporate governance standards in all significant respects.

Communications with Non-Management Directors

Shareholders may send communications to Norbord’s non-management directors by writing to the Audit Committee Chair, c/o Elaine Toomey, Assistant Corporate Secretary, Norbord Inc., 1 Toronto Street, Suite 600, Toronto, Ontario, Canada, M5C 2W4, Telephone: (416) 365-0705, E-mail: info@norbord.com or to ClearView ConnectsTM, P.O. Box 11017, Toronto, Ontario M1E 1N0, Telephone: 1-866-608-7287, www.clearviewconnects.com. Communications will be referred to the Audit Committee Chair for appropriate action. The status of all outstanding concerns addressed to the Audit Committee Chair will be reported to the Board of Directors as appropriate.

Corporate Governance

According to Section 303A.09 of the NYSE Listed Company Manual, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines are required to be posted on the listed company’s website. Norbord operates under corporate governance principles that are consistent with the requirements of Section 303A.09 of the NYSE Listed Company Manual and Norbord’s corporate governance practices are available for viewing on its website at www.norbord.com under Corporate Governance.

Board and Committee Mandate

The mandates of Norbord’s Audit Committee, Corporate Governance and Nominating Committee, Environmental, Health and Safety Committee and Human Resources Committee (Compensation) are each available for viewing on Norbord’s website at www.norbord.com/about-us/corporate-governance, and are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting Elaine Toomey, Assistant Corporate Secretary, Norbord Inc., 1 Toronto Street, Suite 600, Toronto, Ontario, Canada, M5C 2W4, Telephone: (416) 365-0705, or E-mail: info@norbord.com.

Shareholder Meeting Quorum Requirements

The NYSE governance rules do not contain a minimum quorum requirement for a shareholder meeting, but is of the opinion that the quorum required for any meeting of shareholders should be sufficiently high to ensure a representative vote. Norbord’s quorum requirement is set forth in its By-Laws. A quorum for a meeting of Norbord’s shareholders is two persons present in person and each entitled to vote thereat.

Shareholder Approval Requirement

In lieu of Section 312 of the NYSE’s Listed Company Manual, Norbord will follow the TSX rules for shareholder approval of new issuances of its common shares. Following the TSX rules, shareholder approval is required for certain issuances of shares that (i) materially affect control of Norbord or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer and have not been negotiated at arm’s length. Shareholder approval is also required, pursuant to the TSX rules, in the case of private placements (x) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price or (y) that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period.

Approval of Equity Compensation Plans

Section 303A.08 of the NYSE’s Listed Company Manual requires shareholder approval of all equity compensation plans and material revisions to such plans. The definition of “equity compensation plans” covers plans that provide for the delivery of both newly issued and treasury securities, as well as plans that rely on securities re-acquired in the open market by the issuing company for the purpose of redistribution to employees and directors. The TSX rules provide that only the creation of or certain material amendments to equity compensation plans that provide for new issuances of securities are subject to shareholder approval. Norbord follows the TSX rules with respect to the requirements for shareholder approval of equity compensation plans and material revisions to such plans.

Proxy Solicitation Requirements

The rules of the NYSE require the solicitation of proxies and delivery of proxy statements for all shareholder meetings of a listed company, and that proxies be solicited pursuant to a proxy statement that conforms to the proxy rules of the SEC. As a “foreign private issuer” as defined under the Exchange Act, Norbord is exempt from the proxy rules adopted by the SEC, and instead Norbord solicits proxies in accordance with the Canada Business Corporations Act, applicable Canadian securities laws, and the rules and policies of the TSX.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking.

Norbord undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F, the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.	Consent to Service of Process.

(1)	Norbord has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

(2)	Any change to the name or address of the agent for service of Norbord shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of Norbord.

SIGNATURES

Pursuant to the requirements of the United States Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 3, 2017	NORBORD INC.

	By:	/s/ Robin E. Lampard
Name: Robin E. Lampard
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form, dated February 2, 2017, for the Year Ended December 31, 2016

99.2	Management’s Discussion and Analysis for the Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2016

99.3	Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2016, including Consolidated Statements of Financial Position as at December 31, 2016 and December 31, 2015 and Consolidated Statements of Comprehensive Income and Changes in Equity and Cash Flows for the Years Ended December 31, 2016 and December 31, 2015 and Related Notes, together with the Auditor’s Reports thereon, contained therein

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.6	Section 1350 Certification of Chief Executive Officer

99.7	Section 1350 Certification of Chief Financial Officer

99.8	Consent of KPMG LLP