Form 40-F
period 2017-12-31
Norbord Inc.
filed 2018-02-02
CIK 877365

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2017
Commission file number: 001-37694

NORBORD INC. (Exact name of registrant as specified in its charter)

Canada	2,400	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number)
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

_________________________________________________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 86,402,076 common shares.
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
Yes  ☐            No  ☒
Emerging growth company   ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

FORM 40-F
Principal Documents
The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F (this “Form 40-F”):

(a)	Annual Information Form, dated February 1, 2018 for the Year Ended December 31, 2017 (filed as Exhibit 99.1 hereto);

(b)	Management’s Discussion and Analysis for the Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2017 (filed as Exhibit 99.2 hereto); and

(c)	Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2017, and the Attestation Report of the Independent Registered Public Accounting Firm (filed as Exhibit 99.3 hereto).
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
Examples of such statements include, but are not limited to, comments with respect to: (1) outlook for the markets for products; (2) expectations regarding future product pricing; (3) outlook for operations; (4) expectations regarding mill capacity; (5) objectives; (6) strategies to achieve those objectives; (7) expected financial results including the expected results of the Margin Improvement Program ("MIP"); (8) sensitivity to changes in product prices, such as the price of oriented strand board (“OSB”); (9) sensitivity to changes in foreign exchange rates; (10) sensitivity to key input prices, such as the price of fibre, resin, wax and energy; (11) expectations regarding compliance with environmental regulations; (12) expectations regarding income tax rates; (13) expectations regarding contingent liabilities and guarantees, including the outcome of pending litigation; (14) expectations regarding the amount, timing and benefits of capital investments; (15) expectations regarding the amount and timing of dividend payments; and (16) historical, forecasted and other forward-looking information published by third parties such as the U.S. Census Bureau, FEA (Forest Economic Advisors, LLC), APA – The Engineered Wood Association, Office for National Statistics and EUROCONSTRUCT which we may refer to but have not independently verified.
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

The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere, and reference should be made to the other risks discussed in the Exhibits, incorporated by reference into this Registration Statement. Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, Norbord, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the Caution Regarding Forward-Looking Information statement in the Annual Information Form dated February 1, 2018, attached hereto as Exhibit 99.1 and the cautionary statement contained in the Forward-Looking Statements section of the 2017 Management’s Discussion and Analysis dated February 1, 2018, attached hereto as Exhibit 99.2.

ADDITIONAL DISCLOSURE
Certifications and Disclosure Regarding Controls and Procedures

(a)	Certifications. See Exhibits 99.4 through 99.7 to this Form 40-F.

(b)	Disclosure Controls and Procedures.
As of the end of Norbord’s fiscal year ended December 31, 2017, Norbord’s principal executive officer and principal financial officer carried out an evaluation of the effectiveness of Norbord’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based upon that evaluation, Norbord’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year Norbord’s disclosure controls and procedures were effective to ensure that information required to be disclosed by Norbord in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “SEC”) rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.
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
(1) Management of Norbord is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
(2) Management assessed the effectiveness of Norbord's internal control over financial reporting as of December 31, 2017, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
(3) Based on this assessment, management concluded that, as of December 31, 2017, Norbord’s internal control over financial reporting was effective. Also, management determined that there were no material weaknesses in Norbord's internal control over financial reporting as of December 31, 2017.
(4) KPMG LLP, the independent registered public accounting firm that audited the registrant’s consolidated financial statements for the fiscal year ended December 31, 2017, has issued its opinion on Norbord's internal control over financial reporting (the “Attestation Report”).

(d)	Attestation Report of the Independent Registered public Accounting Firm.

The Attestation Report is included in Exhibit 99.3 attached hereto which is incorporated by reference into this Annual Report on Form 40-F.

(e)
Changes in Internal Control over Financial Reporting. During the fiscal year ended December 31, 2017, there were no changes in Norbord’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Norbord’s internal control over financial reporting.

Notices Pursuant to Regulation BTR
None.

Audit Committee Financial Experts
Norbord’s board of directors has determined that each of Pierre Dupuis, Paul E. Gagne and Paul A. Houston, members of its audit committee, is an “audit committee financial expert” (as such term is defined in Form 40-F) and that each member is “independent” (as defined in the listing standards of the New York Stock Exchange (the “NYSE”)).
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
Principal Accountant Fees and Services
The information set forth under the heading “Audit Fees” in the Audit Committee section of Norbord’s annual information form for the fiscal year ended December 31, 2017, attached hereto as Exhibit 99.1, is incorporated by reference herein.
Pre-Approval Policies and Procedures
The information required is included under the heading “External Audit” in Appendix A – Audit Committee – Terms of Reference of the registrant’s Annual Information Form for the fiscal year ended December 31, 2017, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F.
Off-Balance Sheet Arrangements
Norbord does not have any off-balance sheet arrangements (as defined in General Instruction B.(11) of Form 40-F).
Tabular Disclosure of Contractual Obligations
The information provided in the registrant’s Management’s Discussion and Analysis for the Annual Audited Consolidated Financial Statements for the year ended December 31, 2017, attached hereto as Exhibit 99.2, contains Norbord’s disclosure of contractual obligations and is incorporated by reference herein.
Identification of the Audit Committee
Norbord has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of Norbord’s audit committee are: Paul E. Gagne, Paul A. Houston and Pierre Dupuis (Chairman).
Mine Safety Disclosure
Not applicable.
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

Norbord is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States.
Norbord’s Annual Audited Consolidated Financial Statements for the year ended December 31, 2017, attached hereto as Exhibit 99.3, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Accordingly, Norbord’s financial statements, including those prepared after the date of this Form 40-F, may not be comparable to those prepared by U.S. companies. In addition, Norbord is not required to prepare a reconciliation of its financial statements between IFRS and U.S. generally accepted accounting principles, and has not quantified such differences, which may be significant.

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
Communications with Non-Management Directors
Shareholders may send communications to Norbord’s non-management directors by writing to the Audit Committee Chair, c/o Elaine Toomey, Assistant Corporate Secretary, Norbord Inc., 1 Toronto Street, Suite 600, Toronto, Ontario, Canada, M5C 2W4, Telephone: (416) 365-0705, E-mail: info@norbord.com or to ClearView Connects™, P.O. Box 11017, Toronto, Ontario M1E 1N0, Telephone: 1-866-608-7287, www.clearviewconnects.com. Communications will be referred to the Audit Committee Chair for appropriate action. The status of all outstanding concerns addressed to the Audit Committee Chair will be reported to the Board of Directors as appropriate.
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

Date: February 2, 2018	NORBORD INC.

	By:	/s/ Robin E. Lampard
Name: Robin E. Lampard
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form, dated February 1, 2018, for the Year Ended December 31, 2017

99.2	Management’s Discussion and Analysis for the Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2017

99.3	Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2017, and the Attestation Report of the Independent Registered Public Accounting Firm.

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.6	Section 1350 Certification of Chief Executive Officer

99.7	Section 1350 Certification of Chief Financial Officer

99.8	Consent of KPMG LLP