Form 40-F/A
period 2017-12-31
Norbord Inc.
filed 2018-02-15
CIK 877365

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A (Amendment No. 1)
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
Yes  ☒            No  ☐

Emerging growth company   ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

EXPLANATORY NOTE
The purpose of this Amendment No. 1 to our Annual Report on Form 40-F (“Form 40-F”) for the fiscal year ended December 31, 2017, as filed with the Securities and Exchange Commission on February 2, 2018, is to furnish Exhibit 101 to the Form 40-F, which provides certain items from our Form 40-F formatted in eXtensible Business Reporting Language (“XBRL”).
No other changes have been made to the Form 40-F other than the furnishing of the exhibit described above. This Amendment No. 1 does not reflect subsequent events occurring after the original date of the Form 40-F or modify or update in any way disclosures made in the Form 40-F.

SIGNATURES
Pursuant to the requirements of the United States Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 15, 2018	NORBORD INC.

	By:	/s/ Robin E. Lampard
Name: Robin E. Lampard
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1*	Annual Information Form, dated February 1, 2018, for the Year Ended December 31, 2017

99.2*	Management’s Discussion and Analysis for the Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2017

99.3*	Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2017, and the Attestation Report of the Independent Registered Public Accounting Firm.

99.4*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.5*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.6*	Section 1350 Certification of Chief Executive Officer

99.7*	Section 1350 Certification of Chief Financial Officer

99.8*	Consent of KPMG LLP

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Previously filed