Form 40-F
period 2018-12-31
Norbord Inc.
filed 2019-02-01
CIK 877365

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2018
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 83,215,133 common shares.
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
Principal Documents
The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F (this“Form 40-F”):

(a)	Annual Information Form, dated January 31, 2019 for the Year Ended December 31, 2018 (filed as Exhibit 99.1 hereto);

(b)	Management’s Discussion and Analysis for the Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2018 (filed as Exhibit 99.2 hereto); and

(c)	Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2018, and the Attestation Reports of the Independent Registered Public Accounting Firm (filed as Exhibit 99.3 hereto).

NOTICE REGARDING FORWARD-LOOKING STATEMENTS
This document includes forward-looking statements, as defined by applicable securities legislation. Often, but not always, forward-looking statements can be identified by the use of words such as “believes,” “expects,” “targets,” “outlook,” “scheduled,” “estimates,” “represents,” “forecasts,” “aims,” “predicts,” “plans,” “projects,” “anticipates,” “intends,” “supports,” “continues,” "suggests," "considers," "potential," “future” or variations of such words and phrases, or negative versions thereof, or statements that certain actions, events or results “may,” “could,” “would,” “should,” “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
Examples of such statements include, but are not limited to, comments with respect to: (1) outlook for the markets for products; (2) expectations regarding future product pricing; (3) outlook for operations; (4) expectations regarding mill capacity; (5) objectives; (6) strategies to achieve those objectives; (7) expected financial results including the expected results of the Margin Improvement Program ("MIP"); (8) sensitivity to changes in product prices, such as the price of oriented strand board (“OSB”); (9) sensitivity to changes in foreign exchange rates; (10) sensitivity to key input prices, such as the price of fibre, resin, wax and energy; (11) expectations regarding compliance with environmental regulations; (12) expectations regarding income tax rates; (13) expectations regarding contingent liabilities and guarantees, including the outcome of pending litigation; (14) expectations regarding the amount, timing and benefits of capital investments; (15) expectations regarding the amount and timing of dividend payments; and (16) historical, forecasted and other forward-looking information published by third parties such as the U.S. Census Bureau, FEA (Forest Economic Advisors, LLC), APA–The Engineered Wood Association, Office for National Statistics and EUROCONSTRUCT which we may refer to but have not independently verified.
Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1) assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; (2) risks inherent to product concentration and cyclicality; (3) effects of competition and product pricing pressures; (4) risks inherent to customer dependence; (5) effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices; (6) availability of transportation services, including truck and rail services and port facilities; (7) various events that could disrupt operations, including natural or catastrophic events and ongoing relations with employees; (8) impact of changes to, or non-compliance with, environmental or other regulations; (9) impact of any product liability claims in excess of insurance coverage; (10) risks inherent to a capital intensive industry; (11) impact of future outcomes of tax exposures; (12) potential future changes in tax laws; (13) effects of currency exposures and exchange rate fluctuations; (14) future operating costs; (15) availability of financing; (16) impact of future cross border trade rulings or agreements; (17) ability to implement new or upgraded information technology infrastructure; and (18) impact of information technology service disruptions or failures.
The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere, and reference should be made to the other risks discussed in filings with Canadian and US securities regulatory authorities. Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information.See the Caution Regarding Forward-Looking Information statement in the Annual Information Form dated February 1, 2019, attached hereto as Exhibit 99.1 and the cautionary statement contained in the Forward-Looking Statements section of the 2018 Management’s Discussion and Analysis dated January 31, 2019, attached hereto as Exhibit 99.2.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures

(a)    Certifications. See Exhibits 99.4 through 99.7 to this Form 40-F.

(b)    Disclosure Controls and Procedures.
As of the end of Norbord’s fiscal year ended December 31, 2018, Norbord’s principal executive officer and principal financial officer carried out an evaluation of the effectiveness of Norbord’s“disclosure controls and procedures”(as such term is defined in Rules 13a-15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934, as amended (the“Exchange Act”)). Based upon that evaluation, Norbord’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year Norbord’s disclosure controls and procedures were effective to ensure that information required to be disclosed by Norbord in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the“SEC”) rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

(2) Management assessed the effectiveness of Norbord's internal control over financial reporting as of December 31, 2018, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

(3) Based on this assessment, management concluded that, as of December 31, 2018, Norbord’s internal control over financial reporting was effective. Also, management determined that there were no material weaknesses in Norbord's internal control over financial reporting as of December 31, 2018.

(4) KPMG LLP, the independent registered public accounting firm that audited the registrant’s consolidated financial statements for the fiscal year ended December 31, 2018, has issued its opinion on Norbord's internal control over financial reporting (the“Attestation Report”).

(d)    Attestation Report of the Independent Registered public Accounting Firm.

The Attestation Report is included in Exhibit 99.3 attached hereto which is incorporated by reference into this Annual Report on Form 40-F.

(e)
Changes in Internal Control over Financial Reporting. On April 1, 2018, Norbord successfully implemented a new Enterprise Resource Planning (ERP) system in the Company's European operations. As a result, financial and operating transactions are recorded utilizing modern functionality provided by the new ERP system. This new system is not in response to any identified deficiency or weakness in internal controls over financial reporting but to replace an aging system. The system implementation was designed, in part, to enhance the overall system of internal controls over financial reporting through further automation of various business processes. Except for the preceding change, there have been no changes in Norbord’s internal control over financial reporting during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Notices Pursuant to Regulation BTR
None.

Audit Committee Financial Experts
Norbord’s board of directors has determined that each of Pierre Dupuis, Paul E. Gagne and Paul A. Houston, members of its audit committee, is an“audit committee financial expert”(as such term is defined in Form 40-F) and that each member is“independent”(as defined in the listing standards of the New York Stock Exchange (the“NYSE”)).

Code of Ethics
Norbord has adopted a“code of ethics”(as that term is defined in Form 40-F), entitled Code of Business Conduct (the“Code of Conduct”), that applies to all of its directors, officers and designated employees.

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

Principal Accountant Fees and Services
The information set forth under the heading“Audit Fees”in the Audit Committee section of Norbord’s annual information form for the fiscal year ended December 31, 2018, attached hereto as Exhibit 99.1, is incorporated by reference herein.

Pre-Approval Policies and Procedures
The information required is included under the heading“External Audit”in Appendix A–Audit Committee–Terms of Reference of the registrant’s Annual Information Form for the fiscal year ended December 31, 2018, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F.

Off-Balance Sheet Arrangements
Norbord does not have any off-balance sheet arrangements (as defined in General Instruction B.(11) of Form 40-F).

Tabular Disclosure of Contractual Obligations
The information provided in the registrant’s Management’s Discussion and Analysis for the Annual Audited Consolidated Financial Statements for the year ended December 31, 2018, attached hereto as Exhibit 99.2, contains Norbord’s disclosure of contractual obligations and is incorporated by reference herein.

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

Norbord’s Annual Audited Consolidated Financial Statements for the year ended December 31, 2018, attached hereto as Exhibit 99.3, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Accordingly, Norbord’s financial statements, including those prepared after the date of this Form 40-F, may not be comparable to those prepared by U.S. companies. In addition, Norbord is not required to prepare a reconciliation of its financial statements between IFRS and U.S. generally accepted accounting principles, and has not quantified such differences, which may be significant.

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

Approval of Equity Compensation Plans
Section 303A.08 of the NYSE’s Listed Company Manual requires shareholder approval of all equity compensation plans and material revisions to such plans. The definition of“equity compensation plans”covers plans that provide for the delivery of both newly issued and treasury securities, as well as plans that rely on securities re-acquired in the open market by the issuing company for the purpose of redistribution to employees and directors. The TSX rules provide that only the creation of or certain material amendments to equity compensation plans that provide for new issuances of securities are subject to shareholder approval. Norbord follows the TSX rules with respect to the requirements for shareholder approval of equity compensation plans and material revisions to such plans.

Proxy Solicitation Requirements
The rules of the NYSE require the solicitation of proxies and delivery of proxy statements for all shareholder meetings of a listed company, and that proxies be solicited pursuant to a proxy statement that conforms to the proxy rules of the SEC. As a“foreign private issuer”as defined under the Exchange Act, Norbord is exempt from the proxy rules adopted by the SEC, and instead Norbord solicits proxies in accordance with the Canada Business Corporations Act, applicable Canadian securities laws, and the rules and policies of the TSX.

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

Date: February 1, 2019	NORBORD INC.

	By:	/s/ Robin E. Lampard
Name: Robin E. Lampard
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form, dated January 31, 2019, for the Year Ended December 31, 2018

99.2	Management’s Discussion and Analysis for the Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2018

99.3	Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2018, and the Attestation Report of the Independent Registered Public Accounting Firm.

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.6	Section 1350 Certification of Chief Executive Officer

99.7	Section 1350 Certification of Chief Financial Officer

99.8	Consent of KPMG LLP