Form 40-F
period 2019-12-31
Norbord Inc.
filed 2020-02-05
CIK 877365

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2019
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
Torys LLP
1114 Avenue of the Americas
23rd Floor
New York, New York 10036
Attention: Andrew J. Beck
(212) 880-6010
(Name, Address (Including Zip Code) and Telephone Number (Including Area Code)
of Agent For Service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol(s)	Name Of Exchange On Which Registered
Common Shares, Without Par Value	OSB	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

_________________________________________________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 81,491,183 common shares.
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
Principal Documents
The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F (this“Form 40-F”):

(a)	Annual Information Form, dated February 4, 2020 for the Year Ended December 31, 2019 (filed as Exhibit 99.1 hereto);

(b)	Management’s Discussion and Analysis for the Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2019 (filed as Exhibit 99.2 hereto); and

(c)	Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2019, and the Attestation Reports of the Independent Registered Public Accounting Firm (filed as Exhibit 99.3 hereto).

NOTICE REGARDING FORWARD-LOOKING STATEMENTS
This document includes forward-looking statements, as defined by applicable securities legislation. Often, but not always, forward-looking statements can be identified by the use of words such as “believes,” “expects,” “targets,” “outlook,” “scheduled,” “estimates,” “represents,” “forecasts,” “aims,” “predicts,” “plans,” “projects,” “anticipates,” “intends,” “supports,” “continues,” "suggests," "considers," "pro forma," "potential," “future” or variations of such words and phrases, or negative versions thereof, or statements that certain actions, events or results “may,” “could,” “would,” “should,” “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
Examples of such statements include, but are not limited to, comments with respect to: (1) outlook for the markets for products, including North American and European OSB demand; (2) expectations regarding future product pricing; (3) outlook for operations; (4) expectations regarding mill capacity; (5) objectives; (6) strategies to achieve those objectives; (7) expected financial results including the expected results of the Margin Improvement Program (MIP); (8) sensitivity to changes in product prices, such as the price of OSB; (9) sensitivity to changes in foreign exchange rates; (10) sensitivity to key input prices, such as the price of fibre, resin, wax and energy; (11) expectations regarding compliance with environmental regulations; (12) expectations regarding income tax rates; (13) expectations regarding contingent liabilities and guarantees, including the outcome of pending litigation; (14) expectations regarding the amount, timing and benefits of capital investments; (15) expectations regarding the amount and timing of dividend payments; and (16) historical, forecasted and other forward-looking information published by third parties such as the US Census Bureau, FEA (Forest Economic Advisors, LLC), APA-The Engineered Wood Association, Office for National Statistics and EUROCONSTRUCT which the Company may refer to but has not independently verified.
Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1) assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; (2) risks inherent to product concentration and cyclicality; (3) effects of competition and product pricing pressures; (4) risks inherent to customer dependence; (5) effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices and the impact of third-party certification standards; (6) availability of transportation services, including truck and rail services, and port facilities; (7) various events that could disrupt operations, including natural, man-made or catastrophic events and ongoing relations with employees; (8) impact of changes to, or non-compliance with, environmental or other regulations; (9) government restrictions, standards or regulations intended to reduce greenhouse gas emissions; (10) impact of weather and climate change on Norbord’s operations or the operations or demand of its suppliers and customers; (11) impact of any product liability claims in excess of insurance coverage; (12) risks inherent to a capital intensive industry; (13) impact of future outcomes of tax exposures; (14) potential future changes in tax laws, including tax rates; (15) effects of currency exposures and exchange rate fluctuations; (16) future operating costs; (17) availability of financing, bank lines and/or securitization programs; (18) impact of future cross border trade rulings or agreements; (19) implementation of important strategic initiatives and identification, completion and integration of acquisitions; (20) ability to implement new or upgraded information technology infrastructure; (21) impact of information technology service disruptions or failures; and (22) changes in government policy and regulation.
The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere, and reference should be made to the other risks discussed in filings with Canadian and US securities regulatory authorities. Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information.See the Forward-Looking Statements section in the Annual Information Form dated February 4, 2020, attached hereto as Exhibit 99.1 and the cautionary statement contained in the Forward-Looking Statements section of the 2019 Management’s Discussion and Analysis dated February 4, 2020, attached hereto as Exhibit 99.2.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures

(a)    Certifications. See Exhibits 99.4 through 99.7 to this Form 40-F.

(b)    Disclosure Controls and Procedures.
As of the end of Norbord’s fiscal year ended December 31, 2019, Norbord’s principal executive officer and principal financial officer carried out an evaluation of the effectiveness of Norbord’s“disclosure controls and procedures”(as such term is defined in Rules 13a-15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934, as amended (the“Exchange Act”)). Based upon that evaluation, Norbord’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year Norbord’s disclosure controls and procedures were effective to ensure that information required to be disclosed by Norbord in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the“SEC”) rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

(2) Management assessed the effectiveness of Norbord's internal control over financial reporting as of December 31, 2019, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

(3) Based on this assessment, management concluded that, as of December 31, 2019, Norbord’s internal control over financial reporting was effective. Also, management determined that there were no material weaknesses in Norbord's internal control over financial reporting as of December 31, 2019.

(4) KPMG LLP, the independent registered public accounting firm that audited the registrant’s consolidated financial statements for the fiscal year ended December 31, 2019, has issued its opinion on Norbord's internal control over financial reporting (the“Attestation Report”).

(d)    Attestation Report of the Independent Registered Public Accounting Firm.

The Attestation Report is included in Exhibit 99.3 attached hereto which is incorporated by reference into this Annual Report on Form 40-F.

(e)	Changes in Internal Control over Financial Reporting.

There have been no changes in Norbord’s internal control over financial reporting during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Notices Pursuant to Regulation BTR
None.

Audit Committee Financial Experts
Norbord’s board of directors has determined that each of Pierre Dupuis, Paul Gagne and Paul Houston, members of its audit committee, is an “audit committee financial expert” (as such term is defined in Form 40-F) and that each member is “independent” (as defined in the listing standards of the New York Stock Exchange (the“NYSE”)).

Code of Ethics
Norbord has adopted a“code of ethics”(as that term is defined in Form 40-F), entitled Code of Business Conduct (the“Code of Conduct”), that applies to all of its directors, officers and all employees.

The Code of Conduct, is available for viewing on Norbord’s website at www.norbord.com and is available in print to any shareholder who requests it. Requests for copies of the Code of Conduct should be made by contacting: Tracy Connelly McGilley, Corporate Secretary, Norbord Inc., 1 Toronto Street, Suite 600, Toronto, Ontario, Canada, M5C 2W4, Telephone: (416) 365-0705, or by e-mail: info@norbord.com.

All amendments to the Code of Conduct, and all waivers of the Code of Conduct with respect to any director, officer or employee of Norbord, will be posted promptly on Norbord’s website.

Principal Accountant Fees and Services
The information set forth under the heading“Audit Fees”in the Audit Committee section of Norbord’s annual information form for the fiscal year ended December 31, 2019, attached hereto as Exhibit 99.1, is incorporated by reference herein.

Pre-Approval Policies and Procedures
The information required is included under the heading“External Audit”in Appendix A–Audit Committee–Terms of Reference of the registrant’s Annual Information Form for the fiscal year ended December 31, 2019, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F.

Off-Balance Sheet Arrangements
Norbord does not have any off-balance sheet arrangements (as defined in General Instruction B.(11) of Form 40-F).

Tabular Disclosure of Contractual Obligations
The information provided in the registrant’s Management’s Discussion and Analysis for the Annual Audited Consolidated Financial Statements for the year ended December 31, 2019, attached hereto as Exhibit 99.2, contains Norbord’s disclosure of contractual obligations and is incorporated by reference herein.

Identification of the Audit Committee
Norbord has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of Norbord’s audit committee are: Denise Nemchev, Paul Gagne, Paul Houston and Pierre Dupuis (Chair).

Mine Safety Disclosure
Not applicable.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
Norbord is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States.

Norbord’s Annual Audited Consolidated Financial Statements for the year ended December 31, 2019, attached hereto as Exhibit 99.3, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Accordingly, Norbord’s financial statements, including those prepared after the date of this Form 40-F, may not be comparable to those prepared by US companies. In addition, Norbord is not required to prepare a reconciliation of its financial statements between IFRS and US generally accepted accounting principles, and has not quantified such differences, which may be significant.

NYSE CORPORATE GOVERNANCE
As a foreign private issuer listed on the NYSE, Norbord is not required to comply with most of the NYSE corporate governance standards, so long as it complies with Canadian and Toronto Stock Exchange (“TSX”) corporate governance requirements. In order to claim such an exemption, however, Norbord must disclose the significant differences between its corporate governance practices and those required to be followed by US domestic companies under the NYSE corporate governance standards.

The following is a summary of the significant ways in which Norbord’s corporate governance practices differ from those required to be followed by US domestic issuers under NYSE’s corporate governance standards. Except as described in this summary, Norbord is in compliance with the NYSE corporate governance standards in all significant respects.

Communications with Non-Management Directors
Shareholders may send communications to Norbord’s non-management directors by writing to the Audit Committee Chair, c/o Tracy Connelly McGilley, Corporate Secretary, Norbord Inc., 1 Toronto Street, Suite 600, Toronto, Ontario, Canada, M5C 2W4, Telephone: (416) 365-0705, E-mail: info@norbord.com or to ClearView Connects™, P.O. Box 11017, Toronto, Ontario M1E 1N0, Telephone: 1-866-608-7287, www.clearviewconnects.com. Communications will be referred to the Audit Committee Chair for appropriate action. The status of all outstanding concerns addressed to the Audit Committee Chair will be reported to the Board of Directors as appropriate.

Corporate Governance
According to Section 303A.09 of the NYSE Listed Company Manual, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines are required to be posted on the listed company’s website. Norbord operates under corporate governance principles that are consistent with the requirements of Section 303A.09 of the NYSE Listed Company Manual and Norbord’s corporate governance practices are available for viewing on its website at www.norbord.com/about-us/corporate-governance under Corporate Governance.

Board and Committee Mandate
The mandates of Norbord’s Board of Directors, Audit Committee, Corporate Governance and Nominating Committee, Environmental, Health and Safety Committee and Human Resources Committee (Compensation) are each available for viewing on Norbord’s website at www.norbord.com/about-us/corporate-governance, and are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting Tracy Connelly McGilley, Corporate Secretary, Norbord Inc., 1 Toronto Street, Suite 600, Toronto, Ontario, Canada, M5C 2W4, Telephone: (416) 365-0705, or E-mail: info@norbord.com.

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

Approval of Equity Compensation Plans
Section 303A.08 of the NYSE’s Listed Company Manual requires shareholder approval of all equity compensation plans and material revisions to such plans. The definition of “equity compensation plans”covers plans that provide for the delivery of both newly issued and treasury securities, as well as plans that rely on securities re-acquired in the open market by the issuing company for the purpose of redistribution to employees and directors. The TSX rules provide that only the creation of or certain material amendments to equity compensation plans that provide for new issuances of securities are subject to shareholder approval. Norbord follows the TSX rules with respect to the requirements for shareholder approval of equity compensation plans and material revisions to such plans.

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

Date: February 5, 2020	NORBORD INC.

	By:	/s/ Robin Lampard
Name: Robin Lampard
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form, dated February 4, 2020 for the Year Ended December 31, 2019

99.2	Management’s Discussion and Analysis for the Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2019

99.3	Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2019, and the Attestation Reports of the Independent Registered Public Accounting Firm.

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.6	Section 1350 Certification of Chief Executive Officer

99.7	Section 1350 Certification of Chief Financial Officer

99.8	Consent of KPMG LLP

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document