Form 40-F
period 2020-12-31
Norbord Inc.
filed 2021-02-12
CIK 877365

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2020
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
Torys LLP
1114 Avenue of the Americas
23rd Floor
New York, New York 10036
Attention: Andrew J. Beck
(212) 880-6010
(Name, Address (Including Zip Code) and Telephone Number (Including Area Code)
of Agent For Service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol(s)	Name Of Exchange On Which Registered
Not Applicable	Not Applicable	Not Applicable
Securities registered or to be registered pursuant to Section 12(g) of the Act:
Not Applicable
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Not Applicable
For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 80,719,875 common shares.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
Yes  ☐            No  ☒(1)

(1) The registrant was acquired prior to the date hereof and, as a result of such acquisition, ceased to be subject to the filing requirements of Section 13 or 15(d) of the Exchange Act.

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
Yes   ☒           No  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act
Emerging growth company   ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

FORM 40-F

EXPLANATORY NOTE

West Fraser Timber Co. Ltd., a company amalgamated under the laws of British Columbia, Canada (“West Fraser”) acquired all of the issued and outstanding common shares of Norbord Inc. (“Norbord” or the “Registrant”) on February 1, 2021 pursuant to a plan of arrangement (the “Arrangement”) completed pursuant to an arrangement agreement between West Fraser and Norbord dated November 18, 2020 (the “Arrangement Agreement”). Pursuant to Rule 12g-3(d) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), West Fraser is the “successor issuer” to Norbord as a result of the completion of the Arrangement. As Norbord’s common shares (the “Norbord Shares”) were registered under Section 12(b) of the Exchange Act, West Fraser’s common shares (the “West Fraser Shares”) are now deemed registered under that section of the Exchange Act.

As “successor issuer”, West Fraser is causing Norbord to file this Annual Report on Form 40-F of Norbord for the year ended December 31, 2020 pursuant to the requirements of Rule 12g-3(g) under the Exchange Act as Norbord is a “predecessor issuer” to West Fraser and had not filed its annual report for the year ended December 31, 2020 with the Securities and Exchange Commission prior to the completion of the Arrangement.

PRINCIPAL DOCUMENTS

The following documents, filed as Exhibits 99.1 through 99.3 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F (this “Form 40-F”):

(a)    Annual Information Form, dated February 11, 2021 for the Year Ended December 31, 2020 (filed as Exhibit 99.1 hereto);

(b)    Management’s Discussion and Analysis for the Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2020 (filed as Exhibit 99.2 hereto); and

(c)    Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2020, and the Attestation Reports of the Independent Registered Public Accounting Firm (filed as Exhibit 99.3 hereto).

NOTICE REGARDING FORWARD-LOOKING STATEMENTS
This document includes forward-looking statements, as defined by applicable securities legislation. Often, but not always, forward-looking statements can be identified by the use of words such as “set up,” “on track,” “believes,” “expects,” “targets,” “outlook,” “scheduled,” “estimates,” “represents,” “forecasts,” “aims,” “predicts,” “plans,” “projects,” “anticipates,” “intends,” “supports,” “continues,” “suggests,” “considers,” “pro forma,” “potential,” “future” or variations of such words and phrases, or negative versions thereof, or statements that certain actions, events or results “can,” “may,” “could,” “would,” “should,” “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
Examples of such statements include, but are not limited to, comments with respect to: (1) outlook for the markets for products, including North American and European OSB demand; (2) expectations regarding future product pricing; (3) outlook for operations; (4) expectations regarding mill capacity; (5) objectives; (6) strategies to achieve those objectives; (7) expected financial results including the expected results of the MIP; (8) sensitivity to changes in product prices, such as the price of OSB; (9) sensitivity to changes in foreign exchange rates; (10) sensitivity to key input prices, such as the price of fibre, resin, wax and energy; (11) expectations regarding compliance with environmental regulations; (12) expectations regarding income tax rates; (13) expectations regarding contingent liabilities and guarantees, including the outcome of pending litigation; (14) expectations regarding the amount, timing and benefits of capital investments; (15) expectations regarding the amount and timing of dividend payments; (16) historical, forecasted and other forward-looking information published by third parties such as the US Census Bureau, FEA (Forest Economic Advisors, LLC), APA-The Engineered Wood Association, Office for National Statistics and EUROCONSTRUCT which the Company may refer to but has not independently verified; and (17) plans implemented in response to COVID-19 and its impact on Norbord.
Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1) developments related to COVID-19 or any other plague, epidemic, pandemic, outbreak of infectious disease or any other public health crisis, including health and safety measures instituted to protect the Company's employees, government-imposed restrictions or other restrictions that may apply to the Company's employees and/or operations (including quarantine), the impact on customer demand, supply and distribution and other factors; (2) assumptions in connection with the economic and financial conditions in the US, Canada, Europe and globally; (3) risks inherent to product concentration and cyclicality; (4) effects of competition and product pricing pressures; (5) risks inherent to customer dependence; (6) effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices and the impact of third-party certification standards; (7) availability of transportation services, including truck and rail services, and port facilities; (8) various events that could disrupt operations, including natural, man-made or catastrophic events and ongoing relations with employees; (9) impact of changes to, or non-compliance with, environmental or other regulations; (10) government restrictions, standards or regulations intended to reduce greenhouse gas emissions; (11) impact of weather and climate change on Norbord’s operations or the operations or demand of its suppliers and customers; (12) impact of any product liability claims in excess of insurance coverage; (13) risks inherent to a capital intensive industry; (14) impact of future outcomes of tax exposures; (15) potential future changes in tax laws, including tax rates; (16) effects of currency exposures and exchange rate fluctuations; (17) future operating costs; (18) availability of financing, bank lines and/or other means of liquidity; (19) impact of future cross border trade rulings or agreements; (20) implementation of important strategic initiatives and identification, completion and integration of acquisitions; (21) ability to implement new or upgraded information technology infrastructure; (22) impact of information technology service disruptions or failures; (23) changes in government policy and regulation; and (24) integration into West Fraser and risks relating to the combined business.
The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere, and reference should be made to the other risks discussed in filings with Canadian and United States securities regulatory authorities. Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information.See the Forward-Looking Statements section in the Annual Information Form dated February 11, 2021, attached hereto as Exhibit 99.1 and the cautionary statement contained in the Forward-Looking Statements section of the 2020 Management’s Discussion and Analysis dated February 11, 2021, attached hereto as Exhibit 99.2.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures

(a)    Certifications. See Exhibits 99.4 through 99.7 to this Form 40-F.

(b)    Disclosure Controls and Procedures.
As of the end of Norbord’s fiscal year ended December 31, 2020, Norbord’s principal executive officer and principal financial officer carried out an evaluation of the effectiveness of Norbord’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based upon that evaluation, Norbord’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year Norbord’s disclosure controls and procedures were effective to ensure that information required to be disclosed by Norbord in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “SEC”) rules and forms and (ii) accumulated and communicated to the registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

(2) Management assessed the effectiveness of Norbord's internal control over financial reporting as of December 31, 2020, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

(3) Based on this assessment, management concluded that, as of December 31, 2020, Norbord’s internal control over financial reporting was effective. Also, management determined that there were no material weaknesses in Norbord's internal control over financial reporting as of December 31, 2020.

(4) KPMG LLP, the independent registered public accounting firm that audited the registrant’s consolidated financial statements for the fiscal year ended December 31, 2020, has issued its opinion on Norbord's internal control over financial reporting (the “Attestation Report”).

(d)    Attestation Report of the Independent Registered Public Accounting Firm.

The Attestation Report is included in Exhibit 99.3 attached hereto which is incorporated by reference into this Annual Report on Form 40-F.

(e)    Changes in Internal Control over Financial Reporting.

    There have been no changes in Norbord’s internal control over financial reporting during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Notices Pursuant to Regulation BTR
None.

Audit Committee
    On February 1, 2021, pursuant to the Arrangement Agreement, West Fraser acquired all of the issued and outstanding shares of Norbord upon completion of the Arrangement. Following the Arrangement, the members of Norbord’s Audit Committee consisted of Marian Lawson, Colleen McMorrow, Reid Carter and Gillian Winckler. Following the Arrangement, Norbord is no longer listed on the NYSE and is no longer required to comply with the listing requirements of the New York Stock Exchange (the “NYSE”). Accordingly, following the Arrangement, Norbord’s board of directors has not determined whether or not any members of the audit committee is “independent” (as defined in the listing standards of the NYSE). In addition, because Norbord is no longer an SEC reporting company following the Arrangement, Norbord's board of directors has not determined whether or not any members of the audit committee is an “audit committee financial expert” (as such term is defined in Form 40-F).

Code of Ethics
    Norbord has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled Code of Business Conduct (the “Code of Conduct”), that applies to all of its directors, officers and all employees.

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

Principal Accountant Fees and Services
    The information set forth under the heading “Audit Fees” in the Audit Committee section of Norbord’s Annual Information Form for the fiscal year ended December 31, 2020, attached hereto as Exhibit 99.1, is incorporated by reference herein.

Pre-Approval Policies and Procedures
    The information required is included under the heading “External Audit” in Appendix A–Audit Committee–Terms of Reference of the registrant’s Annual Information Form for the fiscal year ended December 31, 2020, incorporated by reference as Exhibit 99.1 to this Annual Report on Form 40-F.

Mine Safety Disclosure
    Not applicable.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
    Norbord is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States.

    Norbord’s Annual Audited Consolidated Financial Statements for the year ended December 31, 2020, attached hereto as Exhibit 99.3, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Accordingly, Norbord’s financial statements, including those prepared after the date of this Form 40-F, may not be comparable to those prepared by U.S. companies. In addition, Norbord is not required to prepare a reconciliation of its financial statements between IFRS and U.S. generally accepted accounting principles, and has not quantified such differences, which may be significant.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.Undertaking.
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

B.Consent to Service of Process.

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

Date: February 11, 2021	NORBORD INC.

	By:	/s/ Robin Lampard
Name: Robin Lampard
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form, dated February 11, 2021 for the Year Ended December 31, 2020

99.2	Management’s Discussion and Analysis for the Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2020

99.3	Annual Audited Consolidated Financial Statements for the Year Ended December 31, 2020, and the Attestation Reports of the Independent Registered Public Accounting Firm.

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934

99.6	Section 1350 Certification of Chief Executive Officer

99.7	Section 1350 Certification of Chief Financial Officer

99.8	Consent of KPMG LLP

101	The following financial information from Norbord Inc.'s Annual Report on Form 40-F for the year ended December 31, 2020 formatted in Inline XBRL (Extensible Business Reporting Language) includes: (i the Consolidated Balance Sheets, (ii) the Consolidated Statements of Earnings (Loss), (iii) the Consolidated Statements of Comprehensive Income (Loss), (iv) the Statements of Changes in Shareholders' Equity, (v) the Consolidated Statements of Cash Flows, and (vi) Notes to the Consolidated Financial Statements.

104	Cover Page Interactive Data File - (formatted as Inline XBRL and contained in Exhibit 101)